As filed with the Securities and Exchange Commission on January 24, 2018

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ESTRE AMBIENTAL, INC.
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands (Jurisdiction of Incorporation or Organization)	4953 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor
Itaim Bibi
São Paulo
04543-900 - SP
Brazil
+55 11 3709 2300
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19715
(302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Mathias von Bernuth, Esq.
Michael A. Civale, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Avenida Brigadeiro Faria Lima, 3311, 7th Floor
São Paulo, Brazil 04538-133
Tel: 55-11-3708-1820
Fax: 55-11-3708-1845

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. ☐

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Ordinary shares, par value $0.0001 per ordinary share, issuable upon the exercise of the public warrants	18,499,999	(2)	$11.50	(3)	$212,749,988.50	(3)	$26,487.37
Ordinary shares, par value $0.0001 per ordinary share	14,401,962	(4)	$9.20	(5)	$132,498,050.40	(5)	$16,496.01
Ordinary shares, par value $0.0001 per ordinary share	197,441	(6)	$9.20	(5)	$1,816,457.20	(5)	$226.15
Total	33,099,402		—		$347,064,496.10		$43,209.53

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers any additional ordinary shares that may be offered or issued in connection with any share split, share capitalization or similar transaction.
(2)	Consists of 18,499,999 ordinary shares of the registrant (“ordinary shares”) issuable upon exercise of certain warrants that were issued in the initial public offering of Boulevard Acquisition Corp II that was consummated on September 25, 2015 (the “public warrants”). Upon consummation of the transactions referred to in this registration statement on December 21, 2017 (the “Transaction”), the public warrants became public warrants issued by the registrant, as described in this registration statement. As of the date of this registration statement, there are 18,499,999 public warrants outstanding, which are exercisable on a one-for-one basis for ordinary shares. Each such warrant currently is exercisable for one ordinary share at a price of $11.50 per ordinary share.
(3)	Based on the exercise price of a public warrant of $11.50 per public warrant in accordance with Rule 457(g) under the Securities Act.
(4)	Consists of 14,401,962 ordinary shares held by certain unrelated institutional investors that purchased ordinary shares of the registrant in private placements in connection with consummation of the Transaction and that have, through to the date hereof, requested such ordinary shares to be included in this registration statement.
(5)	Estimated solely for purposes of calculating the registration fee according to Rule 457(c) under the Securities Act based on the average of the high and low prices of the registrant’s ordinary shares quoted on the NASDAQ Capital Market on January 18, 2018.
(6)	Consists of 197,441 ordinary shares held by a shareholder of Estre Ambiental S.A. who received ordinary shares in connection with the consummation of the Transaction and became a shareholder of the registrant, as described in this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell the securities described herein and it is not soliciting an offer to buy the securities described herein in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated January 24, 2018.

PRELIMINARY PROSPECTUS

Este Ambiental, Inc.
(a Cayman Islands exempted company)

33,099,402 Ordinary Shares

This prospectus relates to the resale of up to 33,099,402 of our ordinary shares, par value US$0.0001 per share, which may be offered for sale from time to time by the selling shareholders named in this prospectus. The securities offered hereunder comprise (i) 18,499,999 ordinary shares issuable upon the exercise of our public warrants, (ii) 14,401,962 ordinary shares held by certain institutional investors that purchased our ordinary shares in private placements and that have requested such ordinary shares to be included in this registration statement, and (iii) 197,441 ordinary shares held by a shareholder of the Company (as defined below) who received ordinary shares in connection with the consummation of the Transaction (as defined below) and became a shareholder of the Registrant (as defined below).

We are registering the offer and sale by the selling shareholders named herein of the ordinary shares to satisfy certain registration rights we have granted in favor of such selling shareholders. We will not receive any proceeds from the sale of our ordinary shares by the selling shareholders. In addition, we are registering the issuance of the ordinary shares that are issuable upon exercise of the public warrants. Each public warrant is currently exercisable for one ordinary share at a price of US$11.50 per share, which exercise price is payable to us. Upon exercise and issuance, such ordinary shares will be freely tradable under the U.S. securities laws.

The selling shareholders may offer all or part of the shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. See “Plan of Distribution” beginning on page 195 of this prospectus for more information.

Our ordinary shares, par value US$0.0001 per share, are currently listed on the NASDAQ (as defined below) under the symbol “ESTR” and our warrants, exercisable for one ordinary share, are currently listed on the NASDAQ under the symbol “ESTRW.” On January 22, 2018, the closing price for the ordinary shares on the NASDAQ was US$9.45 per ordinary share and the closing price for the warrants on the NASDAQ was US$0.72 per warrant.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, are subject to reduced public company reporting requirements.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 42 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities described herein or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated        , 2018.

i

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by or on our behalf. Neither we, nor the selling shareholders, have authorized any other person to provide you with different or additional information. Neither we, nor the selling shareholders, take responsibility for, nor can we provide assurance as to the reliability of, any other information that others may provide. The information contained in this prospectus is accurate only as of the date of this prospectus or such other date stated in this prospectus, and our business, financial condition, results of operations and/or prospects may have changed since those dates.

The selling shareholders are not making an offer to sell the securities described herein in any jurisdiction where the offer or sale is not permitted. Except as otherwise set forth in this prospectus, neither we nor the selling shareholders have taken any action to permit a public offering of the securities described herein outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities described herein and the distribution of this prospectus outside the United States.

ii

EXPLANATORY NOTE

On December 21, 2017, we consummated the Transaction referred to herein, which included the following transactions, among others.

On December 21, 2017, we completed our Pre-Closing Restructuring, pursuant to which the holders of the Estre Ambiental S.A.’s common shares (other than Angra Infra Multiestratégia Fundo de Investimento em Participações) contributed their common shares in Estre Ambiental S.A. to Estre Ambiental, Inc. in exchange for an aggregate of 27,001,886 of Estre Ambiental, Inc.’s ordinary shares. As a result of our Pre-Closing Restructuring and the Merger, Estre Ambiental S.A. and Estre USA Inc. became our partially-owned subsidiaries, and the former public security holders of Estre USA Inc. became our shareholders.

On December 21, 2017, we also completed our Merger pursuant to which BII Merger Sub Corp. merged with and into Estre USA Inc., with Estre USA Inc. as the surviving entity.

Our ordinary shares and warrants began trading on the NASDAQ on December 22, 2017, under the symbols “ESTR” and “ESTRW,” respectively.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Important Information About IFRS and Non-IFRS Financial Measures

Presentation of Historical Financial Information

Unless otherwise indicated, the financial information contained in this prospectus is derived from the Company’s accounting records and its (1) audited financial statements as of and for the years ended December 31, 2014, 2015 and 2016 and (2) unaudited interim financial statements as of and for the six months ended June 30, 2017. These financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

On December 21, 2017, we completed our (1) Pre-Closing Restructuring, pursuant to which the holders of the Company’s common shares contributed their Company common shares to us in exchange for an aggregate of 27,001,886 ordinary shares, and the Company as a result became our indirectly-owned subsidiary (in addition, 1,983,000 of our ordinary shares were issued to the Employee Compensation Entity immediately prior to the closing of the Merger), and (2) the Merger with Estre USA, pursuant to which Estre USA became our partially-owned subsidiary, which is referred to herein as the Merger. For additional information, see “Summary of the Prospectus—Recent Developments—Pre-Closing Restructuring and The Merger”).

Also on December 21, 2017, we issued 15,438,000 of our ordinary shares and 3,748,600 warrants to purchase ordinary shares at US$11.50 per share to certain institutional investors unaffiliated with us pursuant to a private investment in public equity, which we refer to as the PIPE Investment. For more information on the PIPE Investment, see “Summary of the Prospectus—Recent Developments— PIPE Investment” and “Description of Share Capital—PIPE Investment Registration Rights” and “Shares Eligible for Future Sale—PIPE Investment Registration Rights”.

As a result of the Merger and the PIPE Investment, we received a total US$139.9 million cash investment, (comprising US$11.2 million from existing shareholders of Estre USA that did not redeem their public shares in connection with the Merger, and US$128.7 million from the proceeds of the sale of our ordinary shares to PIPE Investors), out of which US$110.6 million was applied to reduce certain of our indebtedness pursuant to a simultaneous Debt Restructuring, coupled with a partial debt writedown and the refinancing of the balance of the debentures and related debt acknowledgment instrument through the amendment and restatement of the terms of such instruments with new terms. For more information, see “Summary of the Prospectus—Recent Developments— Debt Restructuring” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt”.

Prior to the Transaction, the Registrant had limited or no assets, operations or activities. The Registrant was incorporated to become the holding entity of the Company to effect the Transaction. The Transaction was accounted for as a reorganization and recapitalization transaction. Accordingly, the financial statements presented in this prospectus are those of the Company and its consolidated subsidiaries. The Registrant continues not to have any assets other than its indirect and direct equity interests in the Company and Estre USA.

Unless otherwise specifically indicated, the business, financial and other industry data set forth in this prospectus is presented as of and for the years ended December 31, 2014, 2015 and 2016 and as of and for the six months ended June 30, 2017 and, therefore, necessarily does not reflect the impact of the Merger, the PIPE Investment, the Debt Restructuring, the Pre-Closing Restructuring or any other events or expenses related thereto (which we collectively refer to as the “Transaction”) on our results of operations and financial position.

Non-IFRS Presentation

We refer in various places within this prospectus to the following non-IFRS measures: (i) revenues from services rendered (excluding revenues from divested operations), (ii) Adjusted EBITDA and (iii) Adjusted EBITDA Margin. The presentation of non-IFRS measures is not meant to be considered in isolation or as a substitute for the Company’s consolidated financial results prepared in accordance with IFRS. See “Selected Consolidated Historical Financial Data—Reconciliation of Non IFRS Financial Measures and Income Statement Data.”

We calculate adjusted EBITDA as net income (loss) for the period from continuing operations plus total finance expenses, net, depreciation, amortization and depletion, income tax and social contribution, as adjusted to eliminate the effects of certain events that, in the opinion of our management, are isolated in nature and, therefore, hamper comparability across periods, including mainly (i) certain gains and losses incurred in the context of our comprehensive financial and organizational restructuring process occurring from 2014 to 2017, including gains and losses on the sale of certain assets sold to related parties in an effort to streamline our operations, severance expenses in connection with headcount reductions and extraordinary expenses relating to our restructuring incentive plan, and (ii) the non-cash effect of certain accounting adjustments consisting of (A) impairment expenses as a result of lower than expected returns on certain of our landfills, (B) write-offs of property, plant and equipment following a review of historical transactions with certain of our suppliers and (C) provisions established in connection with our participation in a tax amnesty program in 2017, and (iii) the effects of assets divested by us as part of our historial corporate restructuring efforts (including our contracts with Petrobras related to Estre O&G’s divested operations, sub-scale collections operations (Azaleia), and the Estrans landfill in Argentina). Our management believes that the presentation of Adjusted EBITDA provides investors with a more meaningful understanding of our operational results exclusive of items that our management believes otherwise distort comparability between periods, including by isolating the effects of our ongoing operations. Adjusted EBITDA does not have a standardized meaning and is not a recognized measure under GAAP or IFRS, and may not be comparable with measures with similar names presented by other companies. Adjusted EBITDA should not be considered by itself or as a substitute for net income, operating income or cash flow from operations or other measures of operating performance, liquidity or ability to pay dividends.

For a reconciliation from Adjusted EBITDA to our net income from continuing operations, see “Selected Consolidated Historical Financial Data—Reconciliation of Non-IFRS Financial Measures and Income Statement Data”.

We also present revenues from services rendered (excluding revenues from divested operations), which is defined as revenues from services rendered excluding the effects of revenues from assets divested by us as part of our historical corporate restructuring efforts. We believe the presentation of revenues from services rendered (excluding revenues from divested operations) provides investors with a more meaningful understanding of our revenues exclusive of items that we believe otherwise distort comparability between periods. Revenues from services rendered (excluding revenues from divested operations) does not have a standardized meaning and is not a recognized measure under GAAP or IFRS, and may not be comparable with measures with similar names presented by other companies. Revenues from services rendered (excluding revenues from divested operations) should not be considered by itself or as a substitute for revenues from services rendered or other measures of operating performance, liquidity or ability to pay dividends. For more information on our divested assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Divestments”.

For a reconciliation from our revenues from services rendered to revenues from services rendered (excluding revenues from divested operations), see “Selected Consolidated Historical Financial Data—Reconciliation of Non-IFRS Financial Measures and Income Statement Data”.

Unaudited Pro Forma Financial Information

In addition, we have also included in this prospectus unaudited pro forma financial information prepared based on the Company’s historical financial information, as adjusted to give pro forma effect to the Transaction as of certain dates and for certain periods as more fully described in the section titled “Unaudited Pro Forma Financial Information” beginning on page 167 of this prospectus.

Industry and Market Data

In this prospectus, we rely on and refer to information and statistics regarding the waste management services industry and our competitors from market research reports and other publicly available sources, including from ABRELPE, the International Solid Waste Association, Eurostat, Biocycle, the Central Bank and IBGE. We have supplemented such information where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry. Although we have no reason to believe that these sources are not reliable or that any of this information is not accurate or complete in all material respects, we have not independently verified any such information and, therefore, cannot guarantee its accuracy or completeness.

Frequently Used Terms

As used in this prospectus, unless the context otherwise requires or indicates, references to “we,” “us,” and “our” refer to Estre Ambiental, Inc., together with its consolidated subsidiaries.

In addition, this document, unless otherwise specified or the context otherwise requires:

“$,” “US$” and “U.S. dollar” each refer to the United States dollar.

“R$” and “reais” each refer to the Brazilian real.

“Angra” means Angra Infra Multiestratégia Fundo de Investimento em Participações.

“Central Bank” means the Banco Central do Brasil, or Brazilian Central Bank.

“Class B Shares” means the Class B shares, par value US$0.0001 per share, of the Registrant.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Law” means the Companies Law of the Cayman Islands (2016 Revision).

“Company” refers to Estre Ambiental S.A., a sociedade anônima organized under the laws of Brazil;

“Debt Restructuring” means our debt restructuring carried out on December 26, 2017, pursuant to which we used an amount of US$110.6 million from the total cash investments received by us to partially prepay certain of our existing debentures and related debt acknowledgment instrument, each denominated in Brazilian reais, coupled with a partial debt writedown and the refinancing of the balance of our existing debentures and related debt acknowledgment instrument through the amendment and restatement of the terms of such debt instruments with new terms.

“Designated Stock Exchange” means any national securities exchange including NASDAQ Capital Market or NASDAQ.

“DGCL” means the Delaware General Corporation Law.

“Employee Compensation Entity” means Estre Ambiental Employee SPV, Inc., a Cayman Islands exempted company.

“Estre USA” refers to Estre USA Inc., a Delaware corporation, formerly known as Boulevard Acquisition Corp. II, which name was changed to Estre USA Inc. on December 21, 2017 in connection with the Transaction. References to Estre USA prior to December 21, 2017 shall be deemed references to its predecessor entity, Boulevard Acquisition Corp. II.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Incentive Plan” means our 2017 Incentive Compensation Plan.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Memorandum and Articles” means the amended and restated memorandum and articles of association of the Registrant.

“Merger” means the merger of Merger Sub with and into Estre USA, with Estre USA surviving such merger as a partially-owned subsidiary of the Registrant.

“Merger Sub” means BII Merger Sub Corp., which entity was merged into Estre USA, with Estre USA surviving such merger as a partially-owned subsidiary of the Registrant.

“NASDAQ” means The NASDAQ Stock Market LLC.

“ordinary shares” means the ordinary shares, par value US$0.0001 per share, of the Registrant.

“PCAOB” means the Public Company Accounting Oversight Board.

“PIPE Investment” means the private investment in public equity pursuant to which we issued 15,438,000 of our ordinary shares and 3,748,600 warrants to purchase ordinary shares at US$11.50 per share to certain institutional investors unaffiliated with us.

“public warrants” means the warrants included in the units sold in Estre USA’s initial public offering, as converted in the Merger such that they represent the right to acquire ordinary shares of the Registrant, with each public warrant being exercisable for one of our ordinary shares, in accordance with its terms.

“Pre-Closing Restructuring” means the restructuring that the Company and the Registrant have completed immediately prior to effecting the Merger, pursuant to which, the holders of Company shares (other than Angra) contributed their shares of the Company to the Registrant in exchange for an aggregate of up to 27,001,886 ordinary shares, and the Company became a subsidiary of the Registrant. In addition, 1,983,000 of our ordinary shares were issued to the Employee Compensation Entity immediately prior to the closing of the Merger.

“private placement warrants” means the warrants to purchase Estre USA Class A Common Stock that were outstanding immediately prior to the closing of the Transaction that were purchased in a private placement in connection with Estre USA’s initial public offering, as converted in the Merger such that they represent the right to acquire ordinary shares of the Registrant, with each public warrant being exercisable for one of the Registrant’s ordinary shares, in accordance with its terms.

“Registration Rights and Lock-Up Agreement” means the Registration Rights and Lock-Up Agreement to be entered into by and among the Registrant, the Sponsor and certain other persons and entities which will hold ordinary shares upon the Closing pursuant to the terms of the Transaction Agreement in connection with, and as a condition to the consummation of, the Transaction.

“Registrant” refers to Estre Ambiental, Inc., formerly known as Boulevard Acquisition Corp II Cayman Holding Company, a Cayman Islands exempted company, the only assets of which are its indirect and direct equity interests in the Company and Estre USA.

“Sponsor” means Boulevard Acquisition Sponsor II, LLC, a Delaware limited liability company.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Transaction” refers, collectively, to the Pre-Closing Restructuring, the Merger, the PIPE Investment and the Debt Restructuring, together with the other transactions ancillary thereto.

“warrants” means the public warrants, the private placement warrants and the warrants issued in a private placement to an investor that purchased ordinary shares in the PIPE Investment that have the same terms as the private placement warrants.

“U.S. GAAP” means United States generally accepted accounting principles.

SUMMARY OF THE PROSPECTUS

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. Before making an investment decision, you should read this entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and the Company’s consolidated financial statements and notes thereto. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” for more information.

Overview

We are the largest waste management company in Latin America in terms of disposal capacity, collection volume and market share, providing collection, transfer, recycling and disposal services to more than 31 million people as of June 30, 2017. We provide municipal, commercial and industrial customers with a full range of waste management solutions, with a focus on leveraging our strategic disposal network to capture compelling growth opportunities in the Brazilian waste management industry. With the goal of creating and maintaining vertically integrated operations, we seek to serve the waste management needs of our customers from the point of collection to the point of disposal, a process we refer to as internalization. By internalizing the waste in the markets in which we operate, we are able to capture higher operating margins while simultaneously attaining a stable revenue stream, with the overall effect of creating significant barriers to entry for competitors.

As of June 30, 2017, we operated the largest landfill portfolio in Brazil, comprised of 13 landfills for non-hazardous residues (Class IIA and IIB) and three landfills also handling hazardous residues (Class I). In 2016, we handled over 16,000 daily tons of waste and, as of June 30, 2017, our landfills have a combined remaining licensed capacity of approximately 134 million cubic meters, with a robust pipeline of 24.2 million cubic meters of additional unlicensed capacity as of June 30, 2017. Our waste management infrastructure also includes three autoclaving facilities for the treatment and disposal of medical waste, five transfer stations, two units for blending hazardous waste, one refuse-derived fuel (RDF) facility, one electronic recycling plant (REEE), two landfill gas-to-energy facilities containing a total of 10 electricity generators with an aggregate 14 MW of installed capacity, one leachate treatment facility and a fleet of 983 vehicles supporting our collection business.

The graphic below highlights the main features of our fully-integrated waste management operations as of June 30, 2017:

Our geographic focus is on densely populated urban markets where we can capitalize on upstream and downstream opportunities for vertical integration through a strategically-planned and high-quality landfill-infrastructure. The states in which we operate represent approximately 50.0% of the population and 60.0% of the GDP of Brazil, according to the Governmental Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.

The map of Brazil below demonstrates our geographic footprint and our capabilities in the main markets in which we operate.

Brazil is geographically similar in size to the continental United States, and we believe the Brazilian waste management market exhibits many of the same characteristics as the U.S. market 30 years ago. There are 2,976 landfills in Brazil as of June 2017, according to the International Solid Waste Association, or ISWA, and the Brazilian Association of Public Cleaning and Waste Management (Associação Brasileira de Empresas de Limpeza Pública e Resíduos Especiais), or ABRELPE, of which approximately 25% are duly licensed and comply with regulatory and environmental standards and the remaining 75% are open dumps that are considered illegal. By contrast, there are 1,700 landfills in the United States today, as compared with 7,924 in 1988 when the enforcement of the Resource Conservation and Recovery Act and other environmental regulations had begun to solidify.

The Brazilian waste management industry demonstrates strong underlying volume growth with MSW having grown at a 4.0% compound annual growth rate from 2008 to 2015, according to ABRELPE. Considering such growth trends coupled with the fact that close to one half of all MSW in Brazil, or 37 million tons annually, is not properly disposed of according to ABRELPE, we believe we are uniquely poised to opportunistically expand our operations to meet this unmet demand, given our extensive know-how and specialized development and operational teams. We expect these efforts to be propelled by positive shifts in the regulatory framework as municipalities accelerate efforts to comply with the Brazilian 2010 Solid Waste National Policy elevating standards of MSW collection and disposal, with deadlines ranging from July 2018 to July 2021 depending on size of the city.

We are a market leader in a fragmented industry, where we enjoy an 8.0% market share, with the top five players capturing only 28.0% of the total market, according to our own analysis based on the most recent ABRELPE data available from 2016. We view the Brazilian market as ripe for consolidation, with a larger player like us as a natural consolidator, particularly given the additional financial resources obtained as a result of the Transaction.

The graph below demonstrates our market share relative to our main competitors as of 2016:

We have demonstrated consistent revenue generation across economic cycles, and we have been able to achieve stable revenue growth for the past three years despite challenging macroeconomic conditions in Brazil. Despite Brazilian gross domestic product, or GDP, contracting by 3.8% and 3.6% in 2015 and 2016, respectively, our revenues from services rendered grew by 3.5% and 4.0% in 2015 and 2016, respectively, and our revenues from services rendered (excluding revenues from divested operations) grew 6.9% and 8.1% in 2015 and 2016, respectively.

In spite of the recent economic downturn in Brazil and the consequent decrease in purchasing power among the general population, we believe our business has performed well and is generally less vulnerable to economic crises than companies operating in other sectors. We see the collection and disposal of municipal solid waste as an essential service exhibiting inelastic demand, which is largely insulated from economic downturn. Furthermore, in scenarios of high interest rates and credit constraints, we believe that our competitors, most of which are financially distressed companies that lack the scale, technology and skilled management that we possess, typically suffer the most, thus presenting opportunity in terms of market space for larger players like us.

As the Brazilian economy demonstrates signs of recovery, benefiting from lower inflation, ongoing rate easing, strengthening currency, and predicted return to GDP growth according to Brazilian Central Bank estimates, we believe that we are well-positioned to capitalize on future growth opportunities with a strengthened balance sheet as a result of the Transaction.

The table below shows our key performance metrics together with Brazilian macroeconomic data for the periods indicated (which does not reflect the impact of the Transaction on our results of operations and financial position).

	For the six months ended June 30,		For the year ended December 31,				CAGR 2014 - 2016
	2017	2017	2016	2016	2015	2014
	(in millions of US$, except percentages)(1)	(in millions of R$, except percentages)	(in millions of US$, except percentages)(1)		(in millions of R$, except percentages)		(%)
GDP growth (reduction)(%)	1.2%	1.2%	(3.6)%	(3.6)%	(3.8)%	0.1%	N/A
Revenues from services rendered	203.0	671.4	421.1	1,393.0	1,338.9	1,293.6	3.8%
Revenues from services rendered (excluding revenues from divested operations)(2)(3)	203.0	671.4	421.1	1,393.0	1,289.1	1,205.8	7.5%
Profit/(loss) from continuing operations	40.1	132.6	(102.3)	(338.5)	(190.1)	(98.0)	N/A
Adjusted EBITDA(4)(5)	56.5	187.0	117.7	389.4	323.3	191.3	42.7%
Adjusted EBITDA Margin(6)	27.9%	27.9%	28.0%	28.0%	25.1%	15.9%	N/A
Volume growth(7)	(1.9)%	(1.9)%	4.1%	4.1%	(0.4)%	3.6%	1.8%
Pricing growth(8)	2.4%	2.4%	4.0%	4.0%	7.3%	3.6%	5.6%
Total sales growth(9)	0.5%	0.5%	8.1%	8.1%	6.9%	7.2%	7.4%
(1)	Solely for the convenience of the reader, the amounts in reais for the six months ended June 30, 2017 and for 2016 have been translated into U.S. dollars using the rate of R$3.3082 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of

June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Revenues from services rendered (excluding revenues from divested operations) is defined as revenues from services rendered excluding the effects of revenues from assets divested by us as part of our corporate restructuring efforts. We believe that the presentation of revenues from services rendered (excluding revenues from divested operations) provides investors with a more meaningful understanding of our revenues exclusive of items that we believe would otherwise distort comparability between periods. Revenues from services rendered (excluding revenues from divested operations) does not have a standardized meaning and is not a recognized measure under GAAP or IFRS, and may not be comparable with measures with similar names presented by other companies. Revenues from services rendered (excluding revenues from divested operations) should not be considered by itself or as a substitute for revenues from services rendered or other measures of operating performance, liquidity or ability to pay dividends. For more information on our divested assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Divestments.”
(3)	For reconciliation from our revenues from services rendered to revenues from services rendered (excluding revenues from divested operations), see “Selected Consolidated Historical Financial Data—Reconciliation of Non-IFRS Financial Measures and Income Statement Data” below.
(4)	We calculate adjusted EBITDA as net income (loss) for the period from continuing operations plus total finance expenses, net, depreciation, amortization and depletion, income tax and social contribution, as adjusted to eliminate the effects of certain events that, in our opinion, are isolated in nature and, therefore, hamper comparability across periods, including mainly (i) certain gains and losses incurred in the context of our comprehensive financial and organizational restructuring process occurring from 2014 to 2017, including gains and losses on the sale of certain assets sold to related parties in an effort to streamline our operations, severance expenses in connection with headcount reductions and extraordinary expenses relating to our restructuring incentive plan, and (ii) the non cash effect of certain accounting adjustments consisting of (A) impairment expenses as a result of lower than expected returns on certain of our landfills, (B) write offs of property, plant and equipment following a review of historical transactions with certain of our suppliers and (C) provisions established in connection with our participation in a specific tax amnesty program in 2017 available for a potentially limited period of time, and (iii) the effects of assets divested by us as part of our corporate restructuring efforts (we contract with Petrobras related to Estre O&G’s divested operations, sub scale collections operations (Azaleia), and the Estrans landfill in Argentina). We believe that the presentation of Adjusted EBITDA provides investors with a more meaningful understanding of our operational results exclusive of items that we believe otherwise distort comparability between periods, including by isolating the effects of our ongoing operations. Adjusted EBITDA does not have a standardized meaning and is not a recognized measure under GAAP or IFRS, and may not be comparable with measures with similar names presented by other companies. Adjusted EBITDA should not be considered by itself or as a substitute for net income, operating income or cash flow from operations or other measures of operating performance, liquidity or ability to pay dividends.
(5)	For reconciliation from our net income (loss) from continuing operations to Adjusted EBITDA, see “Selected Consolidated Historical Financial Data—Reconciliation of Non-IFRS Financial Measures and Income Statement Data”.
(6)	Our Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Revenues from services rendered (excluding revenues from divested operations). Adjusted EBITDA Margin does not have a standardized meaning and is not a recognized measure under GAAP or IFRS, and may not be comparable with measures with similar names presented by other companies. Adjusted EBITDA Margin should not be considered by itself or as a substitute for net income, operating income or cash flow from operations or other measures of operating performance, liquidity or ability to pay dividends.
(7)	Volume growth represents the rate of change in the total tons of waste handled by our operations over a given period. We use this metric to evaluate the size and scale of our operations.
(8)	Pricing growth is defined as the average change in prices applicable under our landfill and collection contracts over a given period.
(9)	Total sales growth is defined as pricing growth plus volume growth. We use this metric to evaluate the commercial performance and evolution of our operations.

For information relating to the Registrant’s unaudited pro forma financial information as adjusted to give pro forma effect to the Transaction, see “Unaudited Pro Forma Financial Information”.

We have has been undergoing a comprehensive financial and corporate restructuring over the past several years pursuant to which we have reviewed and rationalized our cost structure, pricing, compliance and controls, planning processes, information technology and use of data. This restructuring effort has yielded several tangible benefits through focus on the following initiatives, among others; (i) the comprehensive redesign of our management information systems, including migration to SAP and implementation of CRM Oracle solutions and pricing systems, with the effect of improving efficiency of pricing and internal controls; (ii) the sale of certain assets that negatively impacted our margins and did not align with our strategic vision, (iii) collection of overdue accounts and successful implementation of price adjustments on certain large contracts with our municipal customers and (iv) the reorganization of our senior management team, including, through the implementation of our restructuring incentive plan in 2015 and the appointment of a new chief executive officer, Sergio Pedreiro, also in 2015, who launched efforts to instill a new results-oriented culture in us, including by replacing certain members of upper management, reducing corporate headcount by approximately 30%, and implementing an objective, results-based compensation system for our management.

Under Mr. Pedreiro’s guidance, we have implemented several concrete efforts with the goal of operating at a level of sophistication and efficiency similar to that of major U.S. waste management companies, which we believe distinguishes us from our Brazilian competitors. Among these initiatives, Mr. Pedreiro has leveraged his international experience in finance and business administration, including his tenure as a member of the board of directors at Advanced Disposal Inc., to revamp our compliance infrastructure. Under Mr. Pedreiro’s leadership, we have demonstrated a focused commitment to strengthening our compliance policies and internal control system. Mr. Pedreiro appointed a seasoned compliance officer in 2015 and implemented a comprehensive new compliance program applicable to all employees and suppliers that is focused on transparency and ethical conduct, stipulating processes and procedures designed to detect and prevent improper conduct (for additional information regarding our compliance program, see “Business—Code of Ethics and Anti-Corruption Policy”). We view our compliance policies, and our focus on, and commitment to, compliance, as a material competitive advantage in seeking to ensure the sustainability of our business model.

In addition, Mr. Pedreiro redesigned our control framework, implementing SAP and CRM Oracle solutions with the effect of significantly improving efficiency and financial oversight by, among other benefits, reducing manual efforts and related errors by automating labor intensive tasks and, in so doing, improving productivity through data driven decision making. Prior to these initiatives spearheaded by Mr. Pedreiro, our pricing systems and contract management were largely operated manually and thus subject to a greater degree of human error. We believe that these efforts combined with the success of our corporate restructuring initiatives positions us to better capture the intended benefits of the Transaction, combining a more efficient cost structure with greater financial flexibility.

In order to propel future growth and fully realize the expected benefits from the Transaction, we are focused on executing a number of expansion-oriented initiatives for organic growth, including, among others: (i) the development of new landfills, with five landfills in the pipeline, (ii) the roll-out of new landfill gas-to-energy facilities, (iii) commercial efforts to attract new C&I customers to our existing landfills, (iv) the development of new transfer stations to expand the coverage area of our existing waste disposal infrastructure and (v) the attainment of new municipal contracts through competitive bidding processes.

We believe that our existing operations provide a scalable platform to drive profitable growth through strategic acquisitions. In 2011, our successful acquisition of Cavo Serviços e Saneamento S.A. solidified our leadership position in the Brazilian market and, since then, we have successfully executed seven other acquisitions of collection and disposal operations. Due to our scale relative to our competitors, we intend to pursue a tuck-in acquisition strategy, with the objective of increasing revenues and broadening our capabilities driven by acquisitions with a relatively small average transaction size. We anticipate that we will be better equipped with the financial resources to more actively pursue acquisition opportunities as a result of the Transaction. We are currently engaged in active discussions with several potential M&A targets that we believe could be completed at accretive adjusted EBITDA multiples and if such transactions are consummated, we further believe they could contribute to significant incremental revenues and adjusted EBITDA.

Our Business Segments

We offer our clients a full range of waste-related and environmental services that comprise every step of the waste management chain, from waste collection to disposal and, ultimately, value recovery. Our activities are divided into four separate and distinct business segments: (i) Collection & Cleaning Services; (ii) Landfills; (iii) Oil & Gas and (iv) Value Recovery, each as described below.

Collection & Cleaning Segment

Our Collection & Cleaning segment includes, primarily, household collection, pursuant to exclusive contracts with 12 municipalities across six Brazilian states, accounting for 91.4% of our revenues from this segment, and, to a lesser extent, commercial and industrial, or C&I, waste collection for private sector customers. Our collection services are supported by a fleet of 983 vehicles (801 for municipal services and 182 for C&I services) as of June 30, 2017 (of which 868 were owned by us, and 115 were leased), consisting mostly of collection and transfer trucks. According to census data compiled by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, we estimate that we currently serve approximately 31 million residential clients through our collection and cleaning and landfill activities and 580 private clients through our collection and cleaning activities.

We provide exclusive waste collection services in some of the largest and most densely-populated urban areas in Brazil. In the state of São Paulo, we provide collection services in the cities of São Paulo, Ribeirão Preto, Taboão da Serra, Araraquara, Jaú, Américo Brasiliense and Sertãozinho, and elsewhere in Brazil, in the cities of Curitiba in the state of Paraná, Maceió in the state Alagoas, Aracaju in the state of Sergipe, Aparecida de Goiânia in the state of Goiás and Salvador in the state of Bahia. Through SPE Soma, we operate the largest urban cleaning operation in Brazil for the city of São Paulo.

Our residential collection services are typically performed pursuant to exclusive medium-term contracts with municipal entities ranging in term from three to five years in initial duration with subsequent renewal periods. our municipal contracts typically set forth a price per weight for the residue to be collected or, less commonly, a fixed monthly fee established as part of the competitive bidding process, and always stipulate annual price adjustments tied to inflation. Our experience is that a high percentage of our contracts with municipalities in the Collection & Cleaning segment are renewed or extended at the end of the scheduled term. Since January 1, 2015, only two collection and cleaning contracts that were scheduled to expire were not renewed or extended. Those contracts represented less than 2% of our revenues during that year, and the revenue loss was offset by winning new collection and cleaning contracts with other municipalities.

For the six months ended June 30, 2017, 52.6% of the waste collected from our municipal collections contracts by volume was disposed in our landfills, while in 2016, this figure stood at approximately 49.2%.

Our contracts with our C&I customers are typically from one to three years in initial duration with subsequent renewal periods with pricing based on estimated weight and time required to service the account. The pricing model for our C&I customers differs from the process for public clients in that it does not involve a public bidding process. Instead, contracts are negotiated privately between us and our prospective customers. Once an initial inquiry is made, our pricing team analyzes several factors based on the scope and type of services to be provided, as well as margin and other financial requirements, in order to arrive at the specific pricing terms to be negotiated with the prospective C&I client.

Landfills

We own and operates the largest portfolio of landfills in Brazil, with 13 landfills for the final disposal of both hazardous (Class I) and non-hazardous (Classes IIA and IIB) waste. In addition, we are currently developing five additional landfill sites, which we expect will become operational between 2018 and 2020. Our landfills received approximately 5.9 million tons of waste in 2016, with a remaining licensed disposal capacity of more than 134 million cubic meters of waste as of June 30, 2017. As of June 30, 2017, 16.4% of the total volume of waste disposed in our landfills was internalized from our municipal collection operations and transfer stations.

The table below sets forth key operating data with respect to each of our landfill sites, including their respective area, processing capacity and remaining licensed capacity.

#	Landfill Site	Area (m2)	Residues(1)	Tons per day (2017E)	Remaining licensed capacity (m3)(2)	Remaining life span (years)	Year Established
1	Paulínia	1,962,307	Class II	4,985	15,145,303	20+	1999
2	Curitiba	2,703,643	Class II	2,547	3,341,966	20+	2010
3	Maceió	1,040,000	Class II	1,710	6,428,719	10	2010
4	Aracaju	1,305,143	Class I and II	1,358	14,033,588	25+	2012
5	Guatapará	1,000,000	Class II	1,418	5,668,422	15+	2007
6	Itapevi	215,832	Class II	1,336	594,451	5	2003
7	Tremembé	2,329,001	Class I and II	846	3,763,650	10	1996
8	Itaborái	4,200,000	Class II	633	66,924,474	20+	2010
9	Piratininga	759,297	Class II	528	4,732,660	25	2012
10	Feira de Santana	299,335	Class II	579	2,658,387	15+	2014
11	Catanduva	1,038,664	Class II	350	7,485,323	15+	2009
12	Sarandi	350,275	Class II	136	3,132,233	20+	2010
13	Jardinópolis	182,716	Class I and II	156	338,816	10+	2005
	Total	17,386,213	—	16,582	134,247,992	—	—
(1)	Class I residues are considered to be hazardous and Class II residues are non-hazardous.
(2)	Data presented corresponds exclusively to remaining capacity for which we have already obtained a license for expansion from the relevant governmental authorities, and the figures presented do not consider disposal capacity beyond this licensed amount. In addition to these amounts, as of June 30, 2017, we had additional capacity of 24.2 million cubic meters for which licenses had not been obtained (13.3 million corresponding to unlicensed capacity at our Paulínia landfill, 9.6 million corresponding to unlicensed capacity at our Curitba landfill, 1.2 million correspond to unlicensed capacity at our Itapevi landfill and 76,000 corresponding to unlicensed capacity at our Jardinópolis landfill).

Landfills remain the cheapest waste disposal technology and the primary way of disposing of waste in Brazil, receiving approximately 53.0% of the urban solid waste collected in 2016, according to ABRELPE.

Our main customers in this segment are municipalities (accounting for 44.0% of our net revenues from this segment for the six months ended June 30, 2017) private and public collection companies (accounting for 28.4% of our net revenues from this segment for the six months ended June 30, 2017), and large C&I waste generators (accounting for 27.6% of our net revenues from this segment for the six months ended June 30, 2017). Our landfills generate revenue from disposal and tipping fees based on the type and weight or volume of waste being disposed, with price per ton established pursuant to short and medium term contracts typically with an initial duration of one to three years, subject to renewal, and built-in annual inflation adjustments.

Our landfill disposal services are a complement to our Collection & Cleaning segment, allowing for valuable cross-selling opportunities across our existing customer base. While we derive significant revenues in our Landfills segment from customers for whom we also provides collection and cleaning services, many of our customers in this segment are independent.

Our landfill operations are supported by a network of five transfer stations that serve to enhance the operational reach of our disposal network and increase the volume of revenue-generating disposal.

Oil & Gas

Our Oil & Gas segment provides on-site and off-site biological remediation of contaminated soil, primarily to one main client, Petrobras, that contracts us on a spot basis to clean sites that have been contaminated with oil and/or other pollutants.

Value Recovery

Through our Value Recovery segment, we opportunistically develop processes to convert and recycle collected waste into usable and efficient forms of energy, which, in many cases, can be sold to third parties. We also have the capabilities for traditional recycling activities, including with respect to complex electronic devices. Our activities in our Value Recovery segment can be divided into four sub-segments: (i) landfill gas-to-energy, (ii) co-processing & blending, (iii) reverse manufacturing and waste recycling and (iv) carbon credit.

As of June 30, 2017, we operated two landfill gas-to-energy generation facilities at our Curitiba and Guatapará landfills, with a total installed capacity of approximately 14MW and energy generation and sale of 36,290 MWh in the six months ended June 30, 2017 and 49,081 MWh, 38,811 MWh and 16,978 MWh in the years 2016, 2015 and 2014, respectively. In addition, we have received approval for the required permits to develop new gas-to-energy generation facilities at our Paulínia, Tremembé, Maceió, Piratininga and Aracaju landfills, which together comprise a total potential capacity of 46MW. We also have the potential for the expansion of our existing gas-to-energy generation facilities, as well as for the construction of new gas-to-energy generation projects, which expansion portfolio would comprise a total of 19MW in new energy generation capacity, potentially leading to a total aggregate capacity across all of our gas-to-energy generation facilities of 80MW over the coming years. Energy generated from landfill gas is considered a renewable resource and is therefore eligible for certain tax benefits. We sell approximately 80% of the energy generated from our biogas generation operations in the free market pursuant to power purchase agreements usually on three-year terms, with the remaining 20% sold on the spot market to benefit from the more volatile Brazilian energy market.

We also operate two co-processing facilities, one in Sorocaba, São Paulo and another in Balsa Nova, Paraná, where various types of industrial waste are treated and processed into a form of fuel used by cement plants in their industrial ovens. In addition, we operate one waste recycling facility at our Paulínia landfill with capacity to process approximately 40 thousand tons of waste per year, with contracted expansion plans to handle up to 500 tons of waste per day, as well as one facility for the reverse manufacturing of electronic devices and one mechanized recycling system for the processing of construction materials. Finally, we generate carbon credits by processing the methane naturally occurring from our landfill operations, and has been selling those carbon credits since 2006.

We are continuously looking to invest in businesses and technologies that offer ancillary or supplementary services or solutions to our current operations and have contracted the construction of a material recovery facility, or MRF, with capacity to handle 500 tons of MSW per day. This facility will operate in the Paulinia landfill and is expected to enter operation in the first half of 2018. We believe opportunities are abound in Brazil for the commercialization of landfill gas and recovered recyclable materials. In the future, we may also expand our landfill gas operations to include the distribution of landfill gas as a direct substitute for fossil fuels in industrial processes, or the processing of landfill gas into natural gas for sale as vehicle fuel or to natural gas suppliers.

Industry

We believe that the considerable size of the waste management market in Brazil, coupled with a favorable regulatory environment and the steadily increasing penetration rate of private waste collection and disposal services, present us with significant growth potential.

Brazil generated around 78.0 million tons of MSW in 2016, a 2.0% decrease as compared to 2015, according to ABRELPE data, while population growth during the same period was 0.8% according to IBGE. The majority (75.0%) of this waste originated from two main regions in Brazil: the Southeast and Northeast. In 2016, approximately R$24.5 billion was spent by municipal departments in Brazil on urban cleaning and MSW collection and disposal, according to ABRELPE data. In 2016, it is estimated that approximately 41.6% of MSW collected was not properly disposed, and approximately 7.0 million tons of waste volume remained uncollected according to ABRELPE data. The graphic below presents key metrics with respect the Brazilian waste management industry for the periods indicated:

Over the past decade, economic growth in Brazil has lifted millions out of poverty and into the middle class, boosting overall as well as per capita generation and collection volumes. While Brazil experienced decelerated GDP growth starting in 2014, prior to such stagnation and eventual recession, there was a strong correlation between growth in GDP and increases in waste generation and collection. For example, in 2010, when GDP growth was 7.5%, collection growth was 8.0% year-over-year compared to generation growth of 6.9% year-over-year. Even with negative GDP growth in 2015, MSW generation and collection grew on both absolute terms and on a per capita basis. However, in 2016, MSW generation and collection followed the negative GDP growth and, as a result, decreased in absolute terms and on a per capita basis. Therefore, as the Brazilian economy demonstrates signs of recovery and predicted return to GDP growth according to Brazilian Central Bank estimates, we believe there will be a corresponding increase in waste generation that we are well-positioned to capitalize on.

In 2016, approximately 70% of urban cleaning, collection and disposal services were performed by private companies, while 30% was performed by municipal departments, demonstrating the relevance of private companies in terms of the waste management chain in Brazil in recent years.

The significant increases in the penetration of waste collection services and proper methods of disposal in Brazil in the past several years have been in large part driven by Brazil’s recent commitment to more environmental sound waste management practices, as demonstrated by the enactment of Brazil’s National Solid Waste Policy legislation in 2010. The policy banned uncontrolled waste disposal practices nationwide, and since its enactment has increased the overall volume of waste that was adequately disposed. As its implementation continues to gradually go into full effect through 2018-2021, Brazil’s National Solid Waste Policy is expected to continue to result in increased volumes of proper MSW handling and disposal as municipalities work towards compliance prior to the applicable deadline.

Despite significant strides, we believe Brazil’s waste management sector is still very much in its growth stages similar to the growth stages of the American waste management sector (corresponding roughly to the period from 1980 to 2013), where nominal growth in landfill tipping fees increased by a 2.8% compound annual growth rate from 1980 to 2013.

While the Brazilian waste management industry is highly fragmented, there are several prominent players that engage in all aspects of the value chain, with our company being the largest, according to our internal analysis based on ABRELPE data. Competition in the waste management industry is mainly driven by a few large companies, which are typically affiliates of large construction companies, and several smaller and regionally-based companies, which based on our assessment consist mainly of family-owned companies that lack the scale, technology and skilled management of the few larger players. We also compete with municipalities that maintain waste collection or disposal operations, which may have financial advantages due to the availability of tax revenue and tax-exempt financing, but which do not provide waste management services outside the borders of their own municipality.

We perceive significant downstream opportunities in the Brazilian waste management sector across the value chain, especially as this industry continues to advance and develop. Initiatives such as biogas-to-energy, co-processing, remediation services and recycling are mostly at an emerging stage in Brazil, and could be attractive ventures for Brazilian waste management companies as new technologies become available and political actors, environmental organizations and the general public continue to place emphasis on environmental issues. For example, as waste-to-energy technology becomes more efficient and cost effective in Brazil, new opportunities are being presented to Brazilian waste management players to enter into the power generation business, especially through the use of landfill gas.

Competitive Strengths

We believe that we are well-positioned as a leading provider of waste management solutions in Brazil, and believes our main competitive strengths include:

Leading player in Brazilian waste management industry

We are the largest waste management company in Latin America in terms of disposal capacity, collection volume and market share, providing collection, transfer, recycling and disposal services to more than 5,400 public and private customers as of June 30, 2017. The Brazilian waste management industry is highly fragmented, and we are the most significant player in terms of market share, with 8.0% of the market in 2016 and the top five largest players collectively accounting for only 28.0%, according to ABRELPE data in conjunction with our internal studies. We boast the largest portfolio of landfills in Brazil, which we view as key to further solidifying our market leadership. We operate 13 landfills strategically located throughout Brazil, and also owns the land on which we intend to develop five additional landfills, which could become operational as early as in 2018. The Brazilian waste management industry includes a total of approximately 226 companies, only five of which can be deemed large companies, and the remainder of which we believe are companies that lack the scale, technology and skilled management that we possess. Accordingly, we believe that most players in this industry would generally face difficulty in replicating our success, particularly in the landfill business due to the stringent licensing process to operate a landfill in Brazil (typically spanning three to five years) and substantial upfront capital requirements. Waste collection services and landfill operations are protected by high barriers to entry due in part to rigorous legislative, regulatory and licensing requirements, favoring large and experienced players like ourselves. As a result of our large scale and expertise, we believe that we are uniquely positioned to meet underserved needs and take advantage of attractive growth opportunities.

Vertically integrated operations

We offers a full range of waste management solutions to our customers and strive to serve as a single-source provider for our customers’ waste management needs, from the point of collection to the point of disposal, extracting value at every stage. For the six months ended June 30, 2017, 52.6% of the waste collected from our municipal collections contracts by volume was disposed in our landfills. Our vertically integrated operations provide meaningful cost advantages, allowing us to capture the incremental disposal margins that otherwise would be paid to a third party in connection with our collection business. The disposal and tipping fees that we receive for use of our landfills from our collections customers as well as from other third-party collection service providers afford a predictable revenue stream, positively impacting cash flow generation and Adjusted EBITDA margins. By reducing costs and consolidating waste management operations in a single provider, We are able to more effectively compete for new business. This cost advantage is particularly valuable in relation to municipal contracts, as the outcome of the competitive bidding process is largely dictated by price. Our vertically integrated operations position us favorably to capitalize on inorganic growth opportunities, as our waste management infrastructure provides the flexibility to easily and efficiently integrate transfer stations or smaller-sized collections operations and quickly realize economies of scale and synergies therefrom.

Strategically located network of landfills

Our disposal network is comprised of state-of-the-art facilities strategically located in high-growth and underserved locations throughout Brazil, providing us with a strong, national and scalable operating platform. In particular, our landfills serve some of the largest and fastest-growing markets in Brazil, thereby well-positioning us to capitalize on future growth opportunities associated with low supply of waste management services and increasing demand for such services, particularly in the Northeast and Center-West regions of Brazil. As of June 30, 2017, we operated three landfills in the Northeast regions of Brazil, in Maceió in the state of Alagoas, Aracaju in the state of Sergipe and Feira de Santana in the state of Bahia, most of which have the potential for expanded disposal capacity. We are also currently developing additional landfill projects in high-growth regions, which we expect will be operational in early 2018. Our strategic disposal-focused business model enables us to explore upstream and downstream opportunities such as landfill gas-to-energy and recycling on our existing properties. We are focused on executing a number of strategic initiatives aimed at taking advantage of these and other future growth opportunities, while simultaneously pursuing a tuck-in acquisition strategy of assets to enhance the reach of our disposal network with the objective of increasing revenues and broadening our capabilities to accelerate growth.

Strong and disciplined leadership team with results-oriented culture

We are led by an execution-focused management team with a strong reputation among customers and peers in the Brazilian market for technical expertise and innovation. Our current CEO, Sergio Pedreiro, was appointed in 2015, and under his leadership we have devoted significant efforts to improve our governance structure, operational efficiencies and streamlining our operations. As a result of Mr. Pedreiro’s leadership, we now benefit from a highly disciplined approach to cost and cash management, with a focus on efficiency borne out of a results-oriented culture driven to deliver in the face of challenging goals. We believe that our focus on operational efficiency has served to streamline our operations, positioning us better to identify and quickly act on opportunities for profitable growth. Our management model is based on meritocracy, with multi-year projects coupled with short-term goals and a compensation policy adopting below-market fixed salaries with above-market variable compensation goals, which we believe closely aligns shareholders’ and management’s interests and encourages a spirit of entrepreneurship. Since 2014, our senior management team has developed and implemented a multi-tiered operational and financial restructuring plan, with the effect of substantially improving our operating margins. We believe that the success of our corporate restructuring initiatives position us to better capture the intended benefits of the Transaction, combining a more efficient cost structure with greater financial flexibility. Furthermore, we also rely on the expertise of BTG Pactual, the largest independent investment bank in Brazil, whose stewardship since 2011 has served to professionalize our operations and propel growth. We believe the experience and commitment of our management team has been a critical component in achieving our market leadership.

Strong Compliance Orientation

Our management is highly focused on compliance with legal and ethical business practices and requirements, and has since 2015 implemented comprehensive measures and procedures to assure such compliance, including the introduction of key performance indicators tied directly to compliance metrics as a factor in the compensation of senior executives, and created and maintained a culture of compliance. We believe that in this area we are advanced relative to other companies in our sector and in Brazil, and that this can be a material competitive advantage for us in the future. In light of the recent focus in Brazil and globally on the prevention of corrupt practices and the enforcement of anticorruption regulations and measures, we believe that an increasing number of our customers, in particular municipalities and other public sector customers, will closely diligence their commercial partners and require a commitment to compliance, evidenced by a strong compliance program and a track record of ethical behavior. We believe that our dedication to and the promotion and enforcement of ethical values will, therefore, not only protect our brand by generating a culture of compliance, meritocracy and efficiency, but ultimately also be a material competitive advantage. See the section entitled “Business—Code of Ethics and Anti-Corruption Policy.”

State-of-the art information technology infrastructure outpacing competitors and driving operational excellence

We are known nationally as a pioneer in the Brazilian waste management industry, with a focus on creating a culture of innovation. Considering the fragmented nature of the Brazilian waste management industry with the participation of many small players lacking financial resources and scale, we believe that the sophistication of our management information systems and IT infrastructure distinguishes us from our peers and allow us to compete more efficiently for new business. We have made significant investments in our information technology platform in recent years, enabling us to extract strategic, tactical and operational gains. Starting in 2016, we completely transformed our information technology infrastructure, including migration to SAP operating systems and Oracle pricing platforms. The effects of the information technology revamp have been manifold, including greater agility in the decision-making process, improved communications with customers and suppliers leading to cost reductions and the strengthening of our compliance mechanisms and internal controls. We believe that our improved information technology infrastructure will provide us with a more robust and flexible platform to capitalize on tuck-in acquisition opportunities and more seamlessly integrate acquired assets into our network. Given that the Brazilian waste management industry is characterized by increasing technological innovation, we believe that our recent investment in technology infrastructure permits us to better respond to shifts in the evolving technological environment and capitalize on opportunities accordingly.

Strategies

We intend to adopt the following strategies to increase growth and value for our shareholders:

Further development of landfill and collections operations

We intend to pursue a multifaceted growth strategy, seeking to enhance the reach and improve the efficiency of our current waste disposal network and, in parallel, capture new municipal and C&I customers and expand to new geographies with the goal of replicating our collections and disposal model in underpenetrated high-growth regions. To support this strategy in relation to our existing infrastructure, we seek to capitalize on incremental growth initiatives and efficiency gains with a focus on further internalization, volume expansion and value recovery. We believe that our current operations in high-growth markets support our expansion plans, particularly given the significant potential demand from unserved clients within the capacity reach of our current network. In addition, we intend to focus marketing efforts to attract new C&I clients, thereby extracting further value from the infrastructure already in place to serve our municipal customers. Simultaneously, we intend to opportunistically enter into new markets and, to do so, will devote significant resources to securing additional municipal contracts. We believe that the municipalities surrounding the areas where we are developing new landfills could offer significant cross-selling opportunities for our Collections & Cleaning business segment.

Maximize organic growth opportunities through the expansion of our landfill network

We are focused on organic expansion through the development of new landfills, with a strong pipeline of five new landfills expected to become operational over the course of the next one to four years. These five greenfield project have a combined potential processing capacity of over 6,500 tons of waste daily, adding significant value to our existing landfill infrastructure. We also intend to construct five new transfer stations by on dates ranging from 2018 through 2020 to enhance the reach of our existing landfills. We perceive the Brazilian waste management industry following in the direction of the United States market with a strong landfill-disposal focus due in part to the availability of land in Brazil at a low cost as well as the fact that landfills are the most cost-effective disposal solution compared to other proper waste disposal solutions. Accordingly, we view the expansion of our landfill network as a critical component of profitable growth. Like in the collections business, landfill tipping fees are generally linked to inflation indexes. Landfill operations also present a host of opportunities in terms of value recovery whereby the waste disposed at our landfills becomes a strategic renewable resource for material and energy recovery. In this way, our landfills are the nucleus of our fast-growing value recovery operations, as waste to energy and recycling activities provide increasingly important complementary income.

Pursue a disciplined acquisition strategy

We believe that our existing operations provide a scalable platform to drive profitable growth through strategic acquisitions. The Brazilian waste management industry is highly fragmented, with over 200 waste management companies in Brazil, many of which are not professionally managed, confront financial distress in a challenging macroeconomic environment, lack scale and do not have sufficient access to technology to continue independently. We believe such environment presents significant consolidation opportunities, with significant potential to realize synergies at accretive acquisition multiples. As the largest player in the Brazilian waste management market in terms of market share with a successful track record in identifying acquisition opportunities, executing deals and consolidating operations, we see ourselves as the natural consolidator of Brazil’s waste management industry. As a result of the Transaction, we believe we will have the financial resources, as well as the liquidity for our shares, to more aggressively pursue our acquisition strategy and more effectively bid for attractive assets in competing against companies that lack our resources.

We intend to expand the scope of our operations by acquiring solid waste management companies and disposal facilities in new markets and in existing or adjacent markets that may be combined with, or tucked into, our existing operations. We intend to focus our acquisition strategy on markets that we believe provides significant growth opportunities. This focus typically highlights markets in which we can: (i) provide vertically integrated collection and disposal services; or (ii) provide waste collection services under exclusive arrangements. We believe that our experienced management team, decentralized operating strategy and scale make us an attractive buyer to waste collection and disposal acquisition candidates.

We have already identified various potential acquisition targets and is in preliminary discussions with several of these companies. If these transactions are successfully consummated, We believe these acquisitions could add significant incremental revenues and Adjusted EBITDA. See “—Recent Developments.”

Development of new products and services with high margins

We intend to invest time and resources in the development of innovative solutions to extract further value from our waste management chain. To that end, we seek to harness the revenue-generating potential of new technologies, with a focus on innovation through our Value Recovery segment. To this end, we are developing new gas-to-energy facilities at our landfills, having already obtained licensing for more than 46MW of landfill gas-to-energy capacity. We also have the potential for the expansion of our existing gas-to-energy generation facilities, as well as for the construction of new gas-to-energy generation projects, which expansion portfolio would comprise a total of 19MW in new energy generation capacity, potentially leading to a total aggregate capacity across all of our gas-to-energy generation facilities of 80MW over the coming years. In the future, we may also expand our landfill gas operations to include other forms of natural gas and gas-to-energy capabilities so as to further monetize this resource and increase our margins. We also intend to remain focused on the further development of our refuse-derived fuel (RDF) facility, with the expectation of developing a market in Brazil for the sale of high calorific power RDF. In addition, we seek to generate additional revenue and improve margins through exploration of more traditional recycling business activities, including through resource recovery programs and the development of recycling facilities. We are also exploring options for leachate treatment on-site at our landfills to reduce costs and improve efficiency.

Focus on streamlining operations

Following a period of rapid expansion and growth through organic business generation as well as acquisitions between 2011 and 2013, in 2014, our management began recalibrating our strategic focus toward streamlining our business. This restructuring effort over the past several years has yielded several tangible benefits, including, among others, improvements to our operating margins, increased efficiency in pricing and in the collection of accounts receivables and generally greater agility in the decision-making processes. We intend to continue these efficiency-aimed initiatives, with the objective of increasing operating margins and cash flow and driving higher return on invested capital. In furtherance of this goal, we intend to maintain our focus on pricing controls to drive profitability, while simultaneously remaining committed to financial discipline. To this end, we will remain focused on initiatives designed to reduce costs and improve our capital structure, including, among others, sales productivity, pricing effectiveness, employee productivity, route optimization, maintenance efficiency and effective purchasing.

Recent Developments

New Acquisitions

In October 2017, we entered into three independent memorandums of understanding to acquire three waste management companies in Brazil. All three transactions are expected to be completed in 2018; however, there is no guarantee that the transactions will close according to these timing expectations, or at all. In the aggregate, the three companies expected to be acquired operate 229 collection vehicles and one landfill asset, servicing 97 clients, and, based on our diligence process at this juncture, are expected to have combined annual revenues of R$213 million in 2017. Relying on these estimates and assuming consummation of all three transactions and successful integration of the assets, we estimate, based on currently available information and diligence to date, that these assets would have contributed an increase of up to 15.0% in revenues in 2017 had these transactions occurred at the beginning of 2017. However, actual results may differ from these estimates. Therefore, while these transactions are not expected to materially impact our results, we believe that the acquisitions are demonstrative of our ability to identify and act on tuck-in acquisition opportunities and put ourselves in a better position to expand in the future in three distinct, strategically-important geographic areas. The three transactions are independent of each other, are with unrelated sellers and are not conditioned on each other. The terms of these potential acquisitions are still being negotiated, including their respective purchase price. In the event these acquisitions are completed, we expect that the purchase price for each of these acquisitions will be paid in installments over a number of years and will be funded with cash generated from our operating activities in the ordinary course of business.

Pre-Closing Restructuring and The Merger

On December 21, 2017, immediately prior to the Merger, we completed our Pre-Closing Restructuring, pursuant to which the holders of the Company’s common shares (other than Angra) contributed their common shares in our company to us in exchange for an aggregate of 27,001,886 of our ordinary shares. In addition, 1,983,000 of our ordinary shares were issued to the Employee Compensation Entity immediately prior to the closing of the Merger.

As a result of our Pre-Closing Restructuring and the Merger, the Company and Estre USA became our partially-owned subsidiaries, and the former public security holders of Estre USA became our shareholders.

On December 21, 2017, we completed the Merger pursuant to which Merger Sub merged with and into Estre USA.

Commencing 12 months following the consummation of the Merger, the holders of shares of Estre USA Class B Common Stock will be entitled to exchange their Estre USA Class B Common Stock for our ordinary shares (on a share-for-share basis) and, upon such exchange, an equal number of Class B Shares held by the exchanging shareholder will be automatically surrendered to us for no consideration. As a result of the Merger, each Estre USA outstanding warrants ceased to represent a right to acquire shares of Estre USA Class A Common Stock and instead represent the right to acquire the same number of our ordinary shares, at the same exercise price and on the same terms as in effect immediately prior to the closing of the Merger.

We began trading our ordinary shares and warrants on December 22, 2017, on the NASDAQ, under the symbols “ESTR” and “ESTRW,” respectively.

PIPE Investment

On December 21, 2017, we issued 12,865,000 of our ordinary shares to certain institutional investors unaffiliated with us pursuant to a private investment in public equity, which we refer to as the PIPE Investment, for an aggregate purchase price of approximately US$128.7 million at a price of US$10.00 per ordinary share. The ordinary shares purchased pursuant to the PIPE Investment were identical to the ordinary shares we issued to Estre USA’s former stockholders and the Company’s former shareholders in the Transaction. The purchasers in the PIPE Investment also received an additional 2,573,000 ordinary shares and 3,748,600 warrants to purchase ordinary shares at US$11.50 per share issued as further consideration to investors participating in the PIPE Investment. For more information on the PIPE Investment, see “Description of Share Capital—PIPE Investment Registration Rights” and “Shares Eligible for Future Sale—PIPE Investment Registration Rights”.

Debt Restructuring

In connection with the Merger and the PIPE Investment, we received a total US$139.9 million cash investment, comprising US$11.2 million from existing shareholders of Estre USA that did not redeem their public shares in connection with the Merger, and US$128.7 million from the proceeds of the sale of our ordinary shares to PIPE Investors.

On December 26, 2017, we completed our Debt Restructuring, pursuant to which we used an amount of US$110.6 million from the total cash investments received by us to partially prepay certain of our existing debentures and related debt acknowledgment instrument, each denominated in Brazilian reais, coupled with a partial debt writedown and the refinancing of the balance of our existing debentures and related debt acknowledgment instrument through the amendment and restatement of the terms of such debt instruments with new terms.

For more information on our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt”.

Asset Divestments

In connection with the Transaction, on December 21, 2017, we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to a vehicle controlled by the Company’s former shareholders for a nominal fee. These agreements are subject to customary conditions precedent, such as regulatory approvals and other third-party consents. Subject to the fulfillment of applicable conditions precedent, we expect the transfer of our interests in Loga, Attend and Terrestre to the Company’s former shareholders to be completed around March 2018.

Tax Assessments

On December 16, 2017, Cavo received an official tax assessment notice from the Brazilian Federal Revenue Service (“BFRS”) in the amount of R$90.6 million concerning transactions with a number of specified suppliers in relation to payments made in 2012.

On December 26, 2017, Estre received two official tax assessment notices from the BFRS in the aggregate amount of R$121.8 million concerning transactions with a number of specified suppliers in relation to payments made from 2012 to 2015.

For more information on our tax assessments, see “Business—Legal and Administrative Proceedings and Investigations—Tax assessments and tax infringement notices relating to certain supplier relationships”.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from specified disclosure and other requirements that are otherwise generally applicable to public companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
•	not being required to comply with the auditor attestation requirements for the assessment of our internal control over financial reporting provided by Section 404 of the Sarbanes-Oxley Act of 2002;
•	reduced disclosure obligations regarding executive compensation; and
•	not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than US$1.0 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least US$700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by our company of more than US$1.0 billion in non-convertible debt securities; or (iv) the last day of the fiscal year ending after the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement.

We are also considered a “foreign private issuer” and will report under the Exchange Act, as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our issued and outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from our competitors that are public companies, or other public companies in which you have made an investment.

Corporate Information

We are a Cayman Islands entity incorporated as an exempted company on September 11, 2017, and subsequently became a public company upon the consummation of the Transaction. Our registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our principal executive office is located at Avenida Presidente Juscelino Kubitschek, 1830, Tower I, third floor, Vila Nova Conceição, São Paulo, SP 04543-900, Brazil, and our telephone number at this office is (+55) 11 3709-2300. Our principal website address is www.estreambiental.com.br. We do not incorporate the information contained on, or accessible through, our websites into this prospectus, and you should not consider it a part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19715.

SUMMARY OF THE OFFERING

The summary below describes the principal terms of this offering. The “Description of Share Capital” section of this prospectus contains a more detailed description of our ordinary shares.

Ordinary Shares Offered for Resale by Selling Shareholders
The offering of an aggregate of 33,099,402 ordinary shares are being offered hereby, comprising:
•	18,499,999 ordinary shares of the registrant issuable upon exercise of certain warrants that were issued in the initial public offering of Boulevard Acquisition Corp II that was consummated on September 25, 2015 (the “public warrants”). Upon consummation of the Transaction on December 21, 2017, the public warrants became public warrants issued by the Registrant. Upon exercise and issuance, such ordinary shares will be freely tradable under U.S. securities laws;
•	14,401,962 ordinary shares held by certain unrelated institutional investors that purchased ordinary shares in private placements in connection with consummation of the Transaction and that have, through to the date hereof, requested such ordinary shares to be included in the registration statement of which this prospectus forms part; and
•	197,441 ordinary shares held by a shareholder of the Company who received ordinary shares in connection with the consummation of the Transaction and became a shareholder of the registrant.
Ordinary Shares Outstanding
As of the date of this prospectus, the Registrant’s issued share capital consisted of 45,636,732 ordinary shares issued and outstanding and 5,550,000 Class B Shares issued and outstanding.
Warrants Outstanding
As of the date of this prospectus there are 28,249,999 warrants outstanding, comprising (i) 18,499,999 public warrants, (ii) 6,001,400 private placement warrants and (iii) 3,748,600 warrants issued in a private placement to an investor that purchased ordinary shares in the PIPE Investment.

The warramts are exercisable on a one-for-one basis for ordinary shares. Each warrant is currently exercisable for one ordinary share at a price of US$11.50 per ordinary share, which exercise price is payable to the Registrant.

Use of Proceeds
If all of the public warrants described in this prospectus are exercised in full, we will issue 18,499,999 ordinary shares and we will receive aggregate net proceeds of up to approximately US$212.7 million. We intend to use a portion of the proceeds from any exercise of the public warrants to amortize our indebtedness, and the remainder of such proceeds for general corporate purposes.

The selling shareholders will receive all of the proceeds from the sale of any ordinary shares sold by them pursuant to this prospectus. We will not receive any proceeds from these sales. See “Use of Proceeds” in this prospectus.

Voting Rights
Holders of our ordinary shares are entitled to one vote per ordinary share at all shareholder meetings. See “Description of Share Capital.”
Dividend Policy
Other than as disclosed elsewhere in this prospectus, we currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on our ordinary shares in the near future. The declaration and payment of any dividends in the future will be determined by our board of directors in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, applicable law and contractual restrictions. See “Description of Share Capital—Dividends.”
Market for our Ordinary Shares and Warrants
Our ordinary shares and our warrants are currently traded on the NASDAQ under the symbols “ESTR” and “ESTRW,” respectively.
Risk Factors
Investing in our ordinary shares involves substantial risks. See “Risk Factors” for a description of certain of the risks you should consider before investing in our ordinary shares.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The summary financial information related to the Company’s statement of income and statement of financial position presented in the tables below is derived from the Company’s (1) audited financial statements as of and for the years ended December 31, 2014, 2015 and 2016 and (2) unaudited interim financial statements as of and for the six months ended June 30, 2017.

Prior to the Transaction, the Registrant had limited or no assets, operations or activities. The Registrant was incorporated to become the holding entity of the Company to effect the Transaction. The Transaction was accounted for as a reorganization and recapitalization transaction. Accordingly, the financial statements presented in this prospectus are those of the Company and its consolidated subsidiaries. The Registrant continues not to have any assets other than its indirect and direct equity interests in the Company and Estre USA.

This summary financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Unaudited Pro Forma Financial Information,” as well as the financial statements and the notes related thereto, included elsewhere in this prospectus.

This summary financial information does not reflect the impact of the Transaction on our results of operations and financial position. For information relating to the Registrant’s unaudited pro forma financial information as adjusted to give pro forma effect to the Transaction, see “Unaudited Pro Forma Financial Information”.

Statements of Income(1)

	For the six months ended June 30,		For the year ended December 31,
	2017	2017	2016	2016	2015	2014
	(in millions of US$)(2)	(in millions of R$)	(in millions of US$)(2)	(in millions of R$)
Revenue from services rendered	203.0	671.4	421.1	1,393.0	1,338.9	1,293.6
Costs of services	(144.4)	(477.6)	(307.1)	(1,015.8)	(988.1)	(971.1)
Gross profit	58.6	193.8	114.0	377.2	350.8	322.5
Operating income (expenses)
General and administrative expenses	(46.8)	(154.9)	(70.1)	(231.9)	(223.3)	(248.9)
Selling expenses	1.9	6.3	3.2	10.5	13.3	(42.0)
Equity pickup	0.7	2.3	3.1	10.2	11.1	40.6
Other operating income (expenses), net	5.4	17.9	(20.9)	(69.2)	(10.0)	197.3
	(38.8)	(128.2)	(84.8)	(280.5)	(208.9)	(53.0)
Profit before finance income and costs	19.8	65.4	29.2	96.7	141.9	269.5
Finance costs	(95.5)	(316.0)	(116.0)	(383.7)	(369.1)	(388.4)
Finance income (costs)	1.8	5.8	16.2	53.6	30.2	27.4
Loss before income and social contribution taxes	(74.0)	(244.7)	(70.5)	(233.3)	(197.0)	(91.5)
Current income tax and social contribution	(1.3)	(4.3)	(16.7)	(55.4)	(5.7)	(48.1)
Deferred income tax and social contribution	115.3	381.6	(15.1)	(49.8)	12.6	41.6
Profit (loss) from continuing operations	40.1	132.6	(102.3)	(338.5)	(190.1)	(98.0)
Profit (loss) after income and social contribution tax from discontinued operations	0.6	1.9	0.0	0.0	(4.5)	(44.2)
Net income (loss) for the period/year	40.7	134.5	(102.3)	(338.5)	(194.6)	(142.2)
(1)	Does not reflect the impact of the Transaction on our results of operations and financial position.
(2)	Solely for the convenience of the reader, the amounts in reais for the six months ended June 30, 2017 and for 2016 have been translated into U.S. dollars using the rate of R$3.3082 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Balance Sheet(1)

	As of June 30,		As of December 31,
	2017	2017	2016	2016	2015
	(in millions of US$)(2)	(in millions of R$)	(in millions of US$)(2)	(in millions of R$)
Assets
Current Assets
Cash and cash equivalents	8.9	29.5	9.4	31.1	47.8
Marketable securities	0.0	0.0	—	—	12.1
Trade accounts receivable	241.5	798.8	216.7	716.8	512.7
Inventories	2.7	8.8	2.6	8.7	8.1
Taxes recoverable	40.7	134.7	35.6	117.8	92.1
Receivables from divestiture	—	—	—	—	41.3
Other receivables	10.8	35.8	11.7	38.8	34.6
Total current assets	304.6	1,007.7	276.0	913.2	748.7
Noncurrent Assets
Marketable securities	0.0	0.0	0.0	0.0	24.2
Related Parties	3.7	12.1	3.0	9.8	21.3
Trade accounts receivable	6.0	20.0	6.0	20.0	19.1
Taxes recoverable	1.3	4.3	1.4	4.5	22.2
Prepaid expenses	0.8	2.5	1.0	3.3	4.5
Deferred taxes	11.4	37.7	12.4	41.1	25.9
Other receivables	4.4	14.4	2.3	7.7	12.7
Fair value of call option	—	—	—	—	20.9
Investments	31.0	102.6	34.7	114.7	104.3
Property, plant and equipment	208.5	689.8	211.0	698.0	698.8
Intangible assets	167.7	554.9	167.4	553.8	607.1
Total noncurrent assets	434.7	1,438.2	439.1	1,452.6	1,560.9
Total assets	739.3	2,445.9	715.1	2,365.8	2,309.5
Liabilities and Equity
Current liabilities
Loans and financings	3.0	9.9	5.0	16.7	64.1
Debentures	539.8	1,785.7	503.5	1,665.6	1,417.1
Provision for landfill closure	2.4	7.8	4.7	15.5	—
Trade accounts payable	32.2	106.5	32.8	108.4	96.5
Labor payable	31.0	102.6	32.3	106.9	97.6
Tax liabilities	68.4	226.4	89.0	294.3	213.9
Accounts payable from acquisition of investments	2.1	6.8	1.5	4.9	47.0
Loans from related parties	0.9	3.1	0.8	2.6	23.1
Advances from customers	1.1	3.6	0.2	0.6	3.5
Accounts payable from land acquisition	1.9	6.3	2.8	9.1	10.6
Other liabilities	4.6	15.3	8.9	29.5	6.5
	687.4	2,274.0	681.4	2,254.2	1,979.9
Obligations relating to discontinued operation	6.7	22.3	7.3	24.2	17.9
Total current liabilities	694.2	2,296.4	688.7	2,278.4	1,997.8

	As of June 30,		As of December 31,
	2017	2017	2016	2016	2015
	(in millions of US$)(2)	(in millions of R$)	(in millions of US$)(2)	(in millions of R$)
Noncurrent liabilities
Loans and financing	1.8	6.1	3.0	10.0	20.2
Provision for landfill closure	27.3	90.4	26.0	86.1	83.1
Provision for legal proceedings	50.7	167.8	44.9	148.5	114.5
Provision for investment losses	0.1	0.2	0.1	0.2	0.2
Accounts payable from acquisition of investments	—	—	1.5	4.9	26.7
Tax liabilities	51.6	170.7	71.4	236.1	213.1
Deferred taxes	49.2	162.9	53.1	175.6	110.6
Accounts payable from land acquisition	1.5	5.1	2.3	7.6	13.1
Other liabilities	7.8	25.9	12.0	39.8	18.1
Total noncurrent liabilities	190.2	629.1	214.2	708.6	599.5
Equity
Capital	32.7	108.1	32.7	108.1	108.1
Capital reserve	226.7	750.0	226.3	748.5	743.7
Other comprehensive income	0.5	1.7	0.5	1.7	1.5
Treasury shares	(11.3)	(37.4)	(11.3)	(37.4)	(37.4)
Accumulated losses	(397.3)	(1,314.5)	(437.9)	(1,448.7)	(1,110.4)
	(148.8)	(492.1)	(189.8)	(627.8)	(294.5)
Non-controlling interest	3.8	12.5	2.0	6.6	6.7
Total equity (capital deficiency)	(145.0)	(479.6)	(187.8)	(621.2)	(287.8)
Total liabilities and equity	739.3	2,445.9	715.1	2,365.8	2,309.5
(1)	Does not reflect the impact of the Transaction on our results of operations and financial position.
(2)	Solely for the convenience of the reader, the amounts in reais for the six months ended June 30, 2017 and for 2016 have been translated into U.S. dollars using the rate of R$3.3082 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Consolidated Statement of Cash Flow(1)

	For the six months ended June 30,		For the year ended December 31,
	2017	20127	2016	2016	2015	2014
	(in millions of US$)(1)	(in millions of R$)	(in millions of US$)(1)	(in millions of R$)
Net cash (used in) provided by
Operating activities	15.62	51.6	64.5	213.5	240.9	106.0
Investing activities	(12.0)	(39.7)	(50.4)	(166.7)	(95.8)	601.3
Financing activities	(4.1)	(13.4)	(19.2)	(63.5)	(210.4)	(666.9)
(1)	Does not reflect the impact of the Transaction on our results of operations and financial position.
(2)	Solely for the convenience of the reader, the amounts in reais for the six months ended June 30, 2017 and for 2016 have been translated into U.S. dollars using the rate of R$3.3082 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Key Operating Data(1)

The table below sets forth key operating data related to the volume of products sold broken down by business segment for the periods indicated:

For the six months ended June 30, 2017:

	Collections and Cleaning Services	Oil & Gas	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
	(in millions of R$)
Domestic customers	471.4	19.4	202.6	23.6	—	—	717.0
Inter-segment	(45.5)	—	—	—	—	—	(45.5)
Total revenue from services	425.8	19.4	202.6	23.6	—	—	671.4
Cost of services	(328.9)	(10.9)	(124.5)	(16.8)	(38.5)	41.9	(477.6)
Gross profit	96.9	8.5	78.1	6.8	(38.5)	41.9	193.8
Operating income/(expenses)
General and administrative expenses	(11.0)	(0.3)	(1.4)	(0.2)	(128.4)	(13.6)	(154.9)
Selling Expenses	7.2	—	(0.9)	—	—	—	6.3
Share of profit of an associate	1.7	—	(0.9)	1.5	—	—	2.3
Other operating (expenses) income	6.2	(0.0)	2.3	(0.2)	9.7	—	18.0
	4.0	(0.3)	(0.9)	1.2	(118.7)	(13.6)	(128.2)
Earnings before finance income and costs	101.0	8.2	77.3	8.0	(157.2)	28.3	65.6
Finance costs	(8.4)	(4.7)	(0.5)	(0.6)	(301.9)	—	(316.0)
Finance income (costs)	3.8	—	0.2	0.1	1.7	—	5.8
Profit (loss) before income and social contribution taxes	96.4	3.5	77.0	7.5	(457.3)	28.3	(244.7)
(–) Current income and social contribution taxes	—	—	—	—	(4.3)	—	(4.3)
(–) Deferred income and social contribution taxes	—	—	—	—	381.6	—	381.6
Profit or loss for the period	96.4	3.5	77.0	7.5	(80.0)	28.3	132.6
Loss after tax for the year resulting from continuing operations	—	—	1.9	—	—	—	1.9
Net income (loss) for the period	96.4	3.5	78.9	7.5	(80.0)	28.3	134.5

For the six months ended June 30, 2016:

	Collections and Cleaning Services	Oil & Gas	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
	(in millions of R$)
Domestic customers	461.5	35.4	191.5	21.3	—	—	709.7
Inter-segment	(41.4)	—	—	—	—	—	(41.4)
Total revenue from services	420.1	35.4	191.5	21.3	—	—	668.2
Cost of services	(331.4)	(23.3)	(172.2)	(11.1)	(16.4)	42.4	(512.1)
Gross profit	88.7	12.1	19.3	10.1	(16.4)	42.4	156.2
Operating income/(expenses)
General and administrative expenses	(20.0)	(0.4)	(2.5)	(0.3)	(132.4)	15.2	(140.4)
Selling Expenses	43.9	2.8	(11.7)	(1.3)	2.3	—	36.1
Share of profit of an associate	2.8	—	1.5	0.3	—	—	4.6
Other operating (expenses) income	(2.7)	0.1	(0.1)	(0.0)	(4.9)	—	(7.6)
	24.0	2.5	(12.8)	(1.4)	(135.0)	15.2	(107.4)
Earnings before finance income and costs	112.8	14.5	6.6	8.8	(151.4)	57.6	48.8
Finance costs	(4.8)	(1.5)	(0.1)	(1.0)	(198.3)	—	(205.8)
Finance income (costs)	0.2	—	—	0.1	7.6	—	7.9
Profit (loss) before income and social contribution taxes	108.2	13.0	6.4	7.8	(342.1)	57.6	(149.0)
(–) Current income and social contribution taxes	—	—	—	—	(23.4)	—	(23.4)
(–) Deferred income and social contribution taxes	—	—	—	—	22.1	—	22.1
Profit or loss for the period	108.2	13.0	6.4	7.8	(343.4)	57.6	(150.4)
Loss after tax for the year resulting from continuing operations	—	—	0.1	—	—	—	0.1
Net income (loss) for the period	108.2	13.0	6.5	7.8	(343.4)	57.6	(150.4)

For the year ended December 31, 2016:

	Collections and Cleaning Services	Oil & Gas	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
	(in millions of R$)
Domestic customers	869.3	62.8	420.3	40.6	—	—	1,393.0
Inter-segment	52.7	0.1	29.5	1.6	—	(83.9)	—
Total revenue from services	922.0	62.9	449.8	42.2	—	(83.9)	1,393.0
Cost of services	(678.1)	(41.6)	340.8	30.6	(8.7)	83.9	(1,015.8)
Gross profit	244.0	21.3	109.0	11.7	(8.7)	—	377.2
Operating income/(expenses)
General and administrative expenses	(38.1)	(0.8)	(10.2)	(1.2)	(163.7)	(17.9)	(231.9)
Selling Expenses	0.3	0.9	26.3	8.5	(25.5)	—	10.5
Share of profit of an associate	—	—	—	—	139.7	(129.6)	10.2
Other operating (expenses) income	(3.7)	0.2	1.0	2.6	(69.3)	—	(69.2)
	(41.5)	0.3	17.0	9.9	(118.8)	(147.5)	(280.5)
Earnings before finance income and costs	202.4	21.6	126.0	21.6	(127.5)	(147.5)	96.7
Finance costs	(10.0)	(1.3)	(0.7)	(3.8)	(367.9)	—	(383.7)
Finance income (costs)	1.5	0.0	0.0	2.0	50.1	—	53.6
Profit (loss) before income and social contribution taxes	194.0	20.3	125.3	19.8	(445.2)	(147.5)	(233.3)
(–) Current income and social contribution taxes	—	—	—	(1.1)	(54.3)	—	(55.4)
(–) Deferred income and social contribution taxes	—	—	—	—	(49.8)	—	(49.8)
Profit or loss for the period	194.0	20.3	125.3	18.7	(549.3)	(147.5)	(338.5)
Loss after tax for the year resulting from continuing operations	—	—	125.3	—	—	—	—
Net income (loss) for the period	194.0	20.3	125.3	18.7	(549.3)	(147.5)	(338.5)

For the year ended December 31, 2015:

	Collections and Cleaning Services	Oil & Gas	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
	(in millions of R$)
Foreign customers	—	—	34.5	—	—	—	34.5
Domestic customers	807.0	99.1	355.6	42.7	—	—	1,304.4
Inter-segment	27.6	4.6	23.7	2.1	—	(57.9)	—
Total revenue from services	834.5	103.7	413.8	44.8	—	(57.9)	1,338.9
Cost of services	(646.2)	(64.6)	(288.6)	(33.9)	(15.1)	60.4	(988.1)
Gross profit	188.3	39.1	125.2	10.9	(15.1)	2.5	350.8
Operating income/(expenses)
General and administrative expenses	(59.6)	(5.6)	8.3	(2.3)	(164.1)	—	(223.3)
Selling Expenses	20.0	2.1	45.9	(52.9)	(1.9)	—	13.3
Share of profit of an associate	(0.1)	—	—	(0.0)	117.1	(105.9)	11.1
Other operating (expenses) income	4.9	(0.4)	(3.5)	0.0	(8.6)	(2.5)	(10.0)
	(34.9)	(3.9)	50.8	(55.1)	(57.4)	(108.4)	(208.9)
Earnings before finance income and costs	153.4	35.2	176.0	(44.2)	(72.6)	(105.9)	141.9
Finance costs	(10.0)	(1.3)	(14.5)	(1.2)	(342.0)	—	(369.1)
Finance income (costs)	4.0	—	0.5	0.5	25.2	—	30.2
Profit (loss) before income and social contribution taxes	147.4	33.8	162.1	(44.9)	(389.4)	(105.9)	(197.0)
(–) Current income and social contribution taxes	—	—	(4.2)	(0.4)	(1.2)	—	(5.7)
(–) Deferred income and social contribution taxes	—	—	—	—	12.6	—	12.6
Profit or loss for the year	147.4	33.8	157.9	(45.3)	(377.9)	(105.9)	(190.1)
Loss after tax for the year resulting from continuing operations	—	—	(4.5)	—	—	—	(4.5)
Net income (loss) for the year	147.4	33.8	153.4	(45.3)	(377.9)	(105.9)	(194.6)

For the year ended December 31, 2014:

	Collections and Cleaning Services	Oil & Gas	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
	(in millions of R$)
Foreign customers	—	—	24.2	—	—	—	24.2
Domestic customers	820.5	82.4	323.4	43.2	—	—	1,269.4
Inter-segment	7.7	0.0	40.0	2.4	—	(50.1)	—
Total revenue from services	828.2	82.4	387.6	45.6	—	(50.1)	1,293.6
Cost of services	(632.2)	(63.6)	(189.5)	(41.0)	(47.4)	2.6	(971.1)
Gross profit	196.0	18.8	198.1	4.5	(47.4)	(47.5)	322.5
Operating income/(expenses)
General and administrative expenses	(49.0)	(6.0)	(14.8)	(2.1)	(224.4)	47.5	(248.9)
Selling Expenses	(41.7)	(2.2)	(44.3)	(0.8)	46.9	—	(42.0)
Share of profit of an associate	—	—	—	—	(13.7)	54.2	40.6
Other operating (expenses) income	5.1	6.5	1.2	1.5	183.0	—	197.4
	(85.7)	(1.7)	(57.9)	(1.4)	(8.1)	101.7	(53.0)
Earnings before finance income and costs	110.3	17.2	140.2	3.2	(55.6)	54.2	269.5
Finance costs	(7.8)	1.5	(8.8)	(0.8)	(372.6)	—	(388.4)
Finance income (costs)	8.8	0.0	3.2	0.1	15.4	—	27.4
Profit (loss) before income and social contribution taxes	111.4	18.7	134.6	2.5	(412.9)	54.2	(91.5)
(–) Current income and social contribution taxes	(0.1)	9.2	(3.0)	(0.4)	(53.8)	—	(48.1)
(–) Deferred income and social contribution taxes	—	(3.1)	—	—	44.7	—	41.6
Profit or loss for the year	111.3	24.8	131.6	2.1	(422.0)	54.2	(98.0)
Loss after tax for the year resulting from continuing operations	—	(3.9)	(40.3)	—	—	—	(44.2)
Net income (loss) for the year	111.3	20.9	91.2	2.1	(422.0)	54.2	(142.2)

The table below shows our key performance metrics together with Brazilian macroeconomic data for the periods indicated:

	For the six months ended June 30,		For the year ended December 31,				CAGR 2014 - 2016
	2017	2017	2016	2016	2015	2014
	(in millions of US$, except percentages)(2)	(in millions of R$, except percentages)	(in millions of US$, except percentages)(2)	(in millions of R$, except percentages)			(%)
GDP growth (reduction)(%)	1.2%	1.2%	(3.6)%	(3.6)%	(3.8)%	0.1%	N/A
Revenues from services rendered	203.0	671.4	421.1	1,393.0	1,338.9	1,293.6	3.8%
Revenues from services rendered (excluding revenues from divested operations)(3)(4)	203.0	671.4	421.1	1,393.0	1,289.1	1,205.8	7.5%
Profit/loss from continuing operations	40.1	132.6	(102.3)	(338.5)	(190.1)	(98.0)	N/A
Adjusted EBITDA(5)(6)	56.5	187.0	117.7	389.4	323.3	191.3	42.7%
Adjusted EBITDA Margin(7)	27.9%	27.9%	28.0%	28.0%	25.1%	15.9%	N/A
Volume growth(8)	(1.9)%	(1.9)%	4.1%	4.1%	(0.4)%	3.6%	1.8%
Pricing growth(9)	2.4%	2.4%	4.0%	4.0%	7.3%	3.6%	5.6%
Total sales growth(10)	0.5%	0.5%	8.1%	8.1%	6.9%	7.2%	7.4%
(1)	Does not reflect the impact of the Transaction on our results of operations and financial position.
(2)	Solely for the convenience of the reader, the amounts in reais for the six months ended June 30, 2017 and for 2016 have been translated into U.S. dollars using the rate of R$3.3082 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(3)	Revenues from services rendered (excluding revenues from divested operations) is defined as revenues from services rendered excluding the effects of revenues from assets divested by us as part of our corporate restructuring efforts. We believe that the presentation of revenues from services rendered (excluding revenues from divested operations) provides investors with a more meaningful understanding of our revenues exclusive of items that we believe would otherwise distort comparability between periods. Revenues from services rendered (excluding revenues from divested operations) does not have a standardized meaning and is not a recognized measure under GAAP or IFRS, and may not be comparable with measures with similar names presented by other companies. Revenues from services rendered (excluding revenues from divested operations) should not be considered by itself or as a substitute for revenues from services rendered or other measures of operating performance, liquidity or ability to pay dividends. For more information on our divested assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Divestments.”
(4)	For reconciliation from our revenues from services rendered to revenues from services rendered (excluding revenues from divested operations), see “Selected Consolidated Historical Financial Data—Reconciliation of Non IFRS Financial Measures and Income Statement Data”.
(5)	We calculate adjusted EBITDA as net income (loss) for the period from continuing operations plus total finance expenses, net, depreciation, amortization and depletion, income tax and social contribution, as adjusted to eliminate the effects of certain events that, in our opinion, are isolated in nature and, therefore, hamper comparability across periods, including mainly (i) certain gains and losses incurred in the context of our comprehensive financial and organizational restructuring process occurring from 2014 to 2017, including gains and losses on the sale of certain assets sold to related parties in an effort to streamline our operations, severance expenses in connection with headcount reductions and extraordinary expenses relating to our restructuring incentive plan, and (ii) the non-cash effect of certain accounting adjustments consisting of (A) impairment expenses as a result of lower than expected returns on certain of our landfills, (B) write-offs of property, plant and equipment following a review of historical transactions with certain of our suppliers and (C) provisions established in connection with our participation in a specific tax amnesty program in 2017 available for a potentially limited period of time, and (iii) the effects of assets divested by us as part of our corporate restructuring efforts (our contracts with Petrobras related to Estre O&G’s divested operations, sub-scale collections operations (Azaleia), and the Estrans landfill in Argentina). We believe that the presentation of Adjusted EBITDA provides investors with a more meaningful understanding of our operational results exclusive of items that our management believe otherwise distort comparability between periods, including by isolating the effects of our ongoing operations. Adjusted EBITDA does not have a standardized meaning and is not a recognized measure under GAAP or IFRS, and may not be comparable with measures with similar names presented by other companies. Adjusted EBITDA should not be considered by itself or as a substitute for net income, operating income or cash flow from operations or other measures of operating performance, liquidity or ability to pay dividends.
(6)	For reconciliation from our net income (loss) from continuing operations to Adjusted EBITDA, see “—Reconciliation of Non IFRS Financial Measures and Income Statement Data.”
(7)	Our Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Revenues from services rendered (excluding revenues from divested operations). Adjusted EBITDA Margin does not have a standardized meaning and is not a recognized measure under GAAP or IFRS, and may not be comparable with measures with similar names presented by other companies. Adjusted EBITDA Margin should not be considered by itself or as a substitute for net income, operating income or cash flow from operations or other measures of operating performance, liquidity or ability to pay dividends.
(8)	Volume growth represents the rate of change in the total tons of waste handled by our operations over a given period. We use this metric to evaluate the size and scale of our operations.

(9)	Pricing growth is defined as the average change in prices applicable under our landfill and collection contracts over a given period.
(10)	Total sales growth is defined as pricing growth plus volume growth. We use this metric to evaluate the commercial performance and evolution of our operations.

Reconciliation of Non-IFRS Financial Measures and Income Statement Data

Revenues from services rendered (excluding revenues from divested operations)(1)

	For the six months ended June 30,		For the year ended December 31,
	2017	2017	2016	2016	2015	2014
(in millions of US$)(2)	(in millions of R$)		(in millions of US$)(2)	(in millions of R$)
Revenues from services rendered	203.0	671.4	421.1	1,393.0	1,338.9	1,293.6
Revenues from divested operations	—	—	—	—	49.8	87.9
Revenues from services rendered (excluding revenues from divested operations)(3)	203.0	671.4	421.1	1,393.0	1,289.1	1,205.8
(1)	Does not reflect the impact of the Transaction on our results of operations and financial position.
(2)	Solely for the convenience of the reader, the amounts in reais for the six months ended June 30, 2017 and for 2016 have been translated into U.S. dollars using the rate of R$3.3082 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(3)	Revenues from services rendered (excluding revenues from divested operations) is defined as revenues from services rendered excluding the effects of revenues from assets divested by us as part of our corporate restructuring efforts, corresponding to the following: (i) in 2015, R$34.5 million of revenues from services rendered from Estrans, R$4.4 million in revenues from services rendered from Estre O&G residual contracts, and R$10.9 million in revenues from services rendered from sub-scale collection contracts (Azaleia); and (ii) in 2014, R$24.2 million of revenues from services rendered from Estrans, R$10.3 million in revenues from services rendered from Estre O&G residual contracts, and R$53.3 million in revenues from services rendered from sub-scale collection contracts (Azaleia). We believe that the presentation of Revenues from services rendered (excluding revenues from divested operations) provides investors with a more meaningful understanding of our revenues exclusive of items that we believes otherwise distort comparability between periods. Revenues from services rendered (excluding revenues from divested operations) does not have a standardized meaning and is not a recognized measure under GAAP or IFRS, and may not be comparable with measures with similar names presented by other companies. Revenues from services rendered (excluding revenues from divested operations) should not be considered by itself or as a substitute for Revenues from services rendered or other measures of operating performance, liquidity or ability to pay dividends. For more information on our divested assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Divestments”

Adjusted EBITDA and Adjusted EBITDA Margin(1)

The below table presents the reconciliation from net income (loss) for the period from continuing operations to Adjusted EBITDA and Adjusted EBITDA Margin for the periods indicated:

	For the six months ended June 30,		For the year ended December 31,
	2017	2017	2016	2016	2015	2014
	(in millions of US$, except percentages)(2)	(in millions of R$, except percentages)	(in millions of US$, except percentages)(2)	(in millions of R$, except percentages)
Profit/loss from continuing operations	40.1	132.6	(102.3)	(338.5)	(190.1)	(98.0)
Total finance expenses, net(3)	93.8	310.3	99.8	330.0	338.9	361.0
Depreciation, amortization and depletion	18.2	60.3	50.8	168.1	157.8	141.7
Current and deferred income tax and social contribution	(114.0)	(377.3)	31.8	105.2	(6.9)	6.5
Tax amnesty provisions(4)	16.2	53.6	—	—	—	—
Gains and losses on sale of assets(5)	—	—	7.8	25.8	10.7	(267.8)
Write-off of assets(6)	—	—	4.4	14.7	—	7.4
Goodwill impairment charges(7)	—	—	13.5	44.8	14.8	43.2
Restructuring and reorganization expenses(8)	2.3	7.5	11.9	39.3	11.0	—
Divested operations(9)	—	—	—	—	(13.0)	(2.7)
Adjusted EBITDA(10)	56.5	187.0	117.7	389.4	323.3	191.3
Adjusted EBITDA Margin(%)(11)	27.9	27.9	28.0	28.0	25.1	15.9
(1)	Does not reflect the impact of the Transaction on our results of operations and financial position.
(2)	Solely for the convenience of the reader, the amounts in reais for the six months ended June 30, 2017 and for 2016 have been translated into U.S. dollars using the rate of R$3.3082 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(3)	Reflects the net effect of finance expenses and finance income. For more information, see Note 30 to the Company’s consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014.
(4)	Reflects provisions recorded under “General and administrative expenses” established in connection with our participation in Brazil’s Tax Regularization Program pursuant to which we settled certain tax liabilities with the Brazilian authorities (for additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Participation in Tax Regularization Plan.” In connection with participation in this tax amnesty program, we recorded a onetime provision in the amount of R$53.6 million corresponding to disputed amounts for which our management had not previously recorded provisions based on their determination that the risk of loss for such liabilities was not probable. Participation in the Tax Regularization Program requires settlement of the full amount subject to the assessment, not partial amounts, and our management elected to settle through the program despite their determination of there being a mid-low probability of loss for certain amounts given the attractiveness of settling using tax loss carryforwards and potentially limited opportunity to do so.
(5)	Gains and losses on sale of assets consisted of (i) a loss of R$25.8 million for the year ended December 31, 2016 corresponding to additional expenses related to the 2014 sale of CDR Pedreira, (ii) a loss of R$10.7 million for the year ended December 31, 2015 corresponding to additional expenses related to the 2014 sale of CDR Pedreira, and (iii) a gain of R$267.8 million for the year ended December 31, 2014 corresponding to a R$154.7 million gain resulting from the sale of CDR Pedreira, a R$31.6 million gain on the call option obtained in connection with the sale of CDR Pedreira, and a R$81.5 million gain resulting from the sale of Essencis. For more information on our divested assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations— Divestments”.
(6)	Write off of assets consisted of expenses of (i) R$14.7 million for the year ended December 31, 2016 corresponding to a write-off of fixed assets resulting from our review of our inventory following improvements to our internal controls and management systems, and (ii) R$7.4 million for the year ended December 31, 2014 corresponding to certain property, plant and equipment write-offs following an assessment of the integrity of our supply arrangements conducted by external auditors.
(7)	Impairment charges consisted of (i) R$44.8 million for the year ended December 31, 2016 corresponding to non-cash, accounting impairment charges of CTR Itaboraí, (ii) R$14.8 million for the year ended December 31, 2015 corresponding to non-cash, accounting impairment charges of CTR Itaboraí, in the amount of R$10.8 million, and Resicontrol, in the amount of R$4.0 million, and (iii) R$43.2 million for the year ended December 31, 2014 corresponding to non-cash, accounting impairment charges of Resicontrol.
(8)	Restructuring and reorganization expenses of R$7.5 million for the six months ended June 30, 2017, reflecting (i) R$0.4 million related to employee termination expenses (ii) R$1.5 million relating to our restructuring incentive plan and (iii) R$5.6 million relating to one-time compensation expense. Restructuring and reorganization expenses of R$39.3 million for the year ended December 31, 2016, reflecting (i) R$10.4 million related to employee termination expenses and (ii) R$28.9 million relating to our restructuring incentive plan. Restructuring and reorganization expenses of R$11.0 million for the year ended December 31, 2015, reflecting (i) R$9.1 million related to our restructuring incentive plan and (ii) R$1.9 million of employee termination expenses. For additional information regarding our restructuring expenses, including our restructuring incentive plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Restructuring Plan.”

(9)	Reflects the effects of assets divested by us as part of our corporate restructuring efforts, corresponding to the following: (i) in 2015, an earnings before interest, tax, depreciation and amortization of R$14.5 million from Estrans, a negative earnings before interest, tax, depreciation and amortization of R$2.5 million from Estre O&G residual contracts, and an earnings before interest, tax, depreciation and amortization of R$1.1 million from sub-scale collection contracts (Azaleia); and (ii) in 2014, an earnings before interest, tax, depreciation and amortization of R$8.8 million from Estrans, a negative earnings before interest, tax, depreciation and amortization of R$11.4 million from Estre O&G residual contracts, and an earnings before interest, tax, depreciation and amortization of R$5.3 million from sub-scale collection contracts (Azaleia). For more information on our divested assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Divestments”.
(10)	We calculate adjusted EBITDA as net income (loss) for the period from continuing operations plus total finance expenses, net, depreciation, amortization and depletion, income tax and social contribution, as adjusted to eliminate the effects of certain events that, in our opinion, are isolated in nature and, therefore, hamper comparability across periods, including mainly (i) certain gains and losses incurred in the context of our comprehensive financial and organizational restructuring process occurring from 2014 to 2017, including gains and losses on the sale of certain assets sold to related parties in an effort to streamline our operations, severance expenses in connection with headcount reductions and extraordinary expenses relating to our restructuring incentive plan, and (ii) the non-cash effect of certain accounting adjustments consisting of (A) impairment expenses as a result of lower than expected returns on certain of our landfills, (B) write-offs of property, plant and equipment following a review of historical transactions with certain of our suppliers and (C) provisions established in connection with our participation in a tax amnesty program in 2017, and (iii) the effects of assets divested by us as part of our corporate restructuring efforts (we contract with Petrobras related to Estre O&G’s divested operations, sub-scale collections operations (Azaleia), and the Estrans landfill in Argentina). We believe that the presentation of Adjusted EBITDA provides investors with a more meaningful understanding of our operational results exclusive of items that we believes otherwise distort comparability between periods, including by isolating the effects of our ongoing operations. Adjusted EBITDA does not have a standardized meaning and is not a recognized measure under GAAP or IFRS, and may not be comparable with measures with similar names presented by other companies. Adjusted EBITDA should not be considered by itself or as a substitute for net income, operating income or cash flow from operations or other measures of operating performance, liquidity or ability to pay dividends.
(11)	Our Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Revenues from services rendered (excluding revenues from divested operations). Adjusted EBITDA Margin does not have a standardized meaning and is not a recognized measure under GAAP or IFRS, and may not be comparable with measures with similar names presented by other companies. Adjusted EBITDA Margin should not be considered by itself or as a substitute for net income, operating income or cash flow from operations or other measures of operating performance, liquidity or ability to pay dividends.

SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The Registrant’s unaudited pro forma financial information as of June 30, 2017 and for the year ended December 31, 2016 and the six months ended June 30, 2017 was derived from the Company’s consolidated financial statements as of June 30, 2017 and for the year ended December 31, 2016 and the six months ended June 30, 2017, as adjusted to give pro forma effect to the Transaction.

The Registrant’s unaudited pro forma financial information should be read in conjunction with the accompanying notes. In addition, the unaudited pro forma financial information was based on and should be read in conjunction with the Company’s historical financial statements and the accompanying notes thereto, prepared in accordance with IFRS, which are included elsewhere in this prospectus.

The unaudited pro forma financial information is for informational purposes only. It does not purport to indicate what the financial position or operating results of the Company would have been had the Transaction been completed on the assumed date or for the periods presented. In addition, the unaudited pro forma financial information does not purport to project the future financial position or operating results of the Company. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma financial information.

Selected pro forma financial information is presented in the following table for the periods indicated below:

Unaudited Pro Forma Statement of Financial Position
as of June 30, 2017

 (In thousands of reais)

		Pro forma adjustments
	Historical Company Financial Statements	Pre-Closing Restructuring, Merger and PIPE Investment	Note	Debt Restructuring	Note	Pro forma
ASSETS
Current assets
Cash and cash equivalents	29,536	365,968	(A)/(B) (D)	(365,968)	(C)	29,536
Marketable securities	27	—		—		27
Trade accounts receivable	798,761	—		—		798,761
Inventories	8,843	—		—		8,843
Taxes recoverable	134,703	—		—		134,703
Other current assets	35,803	—		—		35,995
Total current assets	1,007,673	365,968		(365,968)		1,007,673
Noncurrent assets
Marketable securities	3	—		—		3
Related parties	12,060	—		—		12,060
Trade accounts receivable	19,975	—		—		19,975
Taxes recoverable	4,341	—		—		4,341
Prepaid expenses	2,491	—		—		2,491
Deferred taxes	37,652	—		—		37,652
Other receivables	14,406	—		—		14,406
Investments	102,608	—		—		102,608
Property, plant and equipment	689,825	—		—		689,825
Intangible assets	554,876	—		—		554,876
Total non-current assets	1,438,237	—		—		1,438,237
Total assets	2,445,910	365,968		(365,968)		2,445,910

Unaudited Pro Forma Statement of Financial Position
as of June 30, 2017

(In thousands of reais)

		Pro forma adjustments
	Historical Company Financial Statements	Pre-Closing Restructuring, Merger and PIPE Investment	Note	Debt Restructuring	Note	Pro forma
LIABILITIES AND EQUITY
Current liabilities
Loans and financing	9,884	—		—		9,884
Debentures	1,785,712	—		(1,785,712)	(C)	—
Provision for landfill closure	7,820	—		—		7,820
Trade accounts payable	106,547	—		—		106,547
Labor payable	102,636	—		—		102,636
Tax liabilities	226,410	—		—		226,410
Accounts payable from acquisition of investments	6,816	—		—		6,816
Loans from related parties	3,054	—		—		3,054
Advances from customers	3,584	—		—		3,584
Accounts payable from land acquisition	6,336	—		—		6,336
Other liabilities	15,288	—		—		15,288
	2,274,087	—		(1,785,712)		488,375
Obligations relating to discontinued operation	22,289	—		—		22,289
Total current liabilities	2,296,376	—		(1,785,712)		510,664
Noncurrent liabilities
Loans and financing	6,051	—		—		6,051
Debentures	—	—		1,328,252	(C)	1,328,252
Provision for landfill closure	90,395	—		—		90,395
Provision for legal proceedings	167,841	—		—		167,841
Provision for investments losses	185	—		—		185
Tax liabilities	170,715	—		—		170,715
Deferred taxes	162,867	—		—		162,867
Accounts payable from land acquisition	5,109	—		—		5,109
Other liabilities	25,949	—		—		25,949
Total non-current liabilities	629,112	—		1,231,570		1,957,364
EQUITY
Capital	108,104	365,968	(A)/(D)	—		474,072
Capital reserve	750,025	—		—		750,025
Other comprehensive income	1,667	—		—		1,667
Treasury shares	(37,403)	—		—		(37,403)
Accumulated losses	(1,314,466)	—		91,492	(C)	(1,222,974)
	(492,073)	365,968		91,492		(34,613)
Non-controlling interest	12,495	—		—		12,495
Total equity	(479,578)	365,968		91,492		22,118
Total liabilities and equity	2,445,910	365,968		(462,650)		2,445,910

Unaudited Pro Forma Statement of Profit or Loss
for the Six-Month Period Ended June 30, 2017

(In thousands of reais, except for loss per share)

	Historical Company Financial Statements		Debt Restructuring	Note	Pro forma
Revenue from services rendered		671,405	—			671,405
Costs of services		(477,597)	—			(477,597)
Gross profit		193,808	—			193,808
Operating income (expenses)
General and administrative expenses		(154,896)	—			(154,896)
Selling expenses		6,336	—			6,336
Share of profit of an associate		2,338	—			2,338
Other operating income (expenses), net		17,994	—			17,994
Profit before finance income and expenses		65,580	—			65,580
Finance expenses		(316,024)	37,793	(AA)		(278,231)
Finance income		5,770	—	(E)		5,770
(Loss) income before income and social contribution taxes		(244,674)	37,793			(206,881)
Current income and social contribution taxes.		(4,279)	—	(BB)		(4,279)
Deferred income and social contribution taxes		381,558	—	(BB)		381,558
Profit for the period from continuing operations		132,605	37,793			170,398
Weighted average number of shares (in thousands)		108,104	(56,917)			51,187
Basic and diluted profit from continuing operations for the period attributable to ordinary equity holders of the parent (in reais)	R$	1.227			R$	3.329 (1)
(1)	For the year ended December 31, 2016 and six month period ended June 30, 2017, the pro forma basic and diluted earnings per share from continuing operations are the same as the effect of the potential exchange of the 28,250,000 Estre USA warrants for ordinary shares of the Registrant, has not been included in the diluted earnings per share amount since the exercise price of the dilutive securities has been in excess of the average price for Estre USA’s stock since Estre USA’s initial public offering and, as such, the warrants are deemed to be out of the money. The warrant exercise price is US$11.50 and the Estre USA stock price prior to the completion of the Transaction had not historically deviated significantly from US$10.00 per share.

Unaudited Pro Forma Statement of Profit or Loss
for the Year Ended December 31, 2016

(In thousands of reais, except for loss per share)

	Historical Company Financial Statements		Debt Restructuring	Ref.	Pro forma
	(BB)
Revenue from services rendered		1,393,033	—			1,393,033
Cost of services		(1,015,824)	—			(1,015,824)
Gross profit		377,209	—			377,209
Operating income (expenses)
General and administrative expenses		(231,932)	—			(231,932)
Selling expenses		10,495	—			10,495
Share of profit an associate		10,152	—			10,152
Other operating (expenses) income, net		(69,219)	—			(69,219)
Profit before finance income and expenses		96,705	—			96,705
Finance expenses		(383,650)	86,388	(AA)		(297,262)
Finance income		53,622	—	(E)		53,622
(Loss) Profit before income and social contribution taxes		(233,323)	86,388			(146,935)
Current income and social contribution taxes		(55,435)	—	(BB)		(55,435)
Deferred income and social contribution taxes		(49,755)	—	(BB)		(49,755)
Loss for the year from continuing operations		(338,513)	86,388			(252,125)
Weighted average number of shares (in thousands)		108,104	(56,917)			51,187
Basic and diluted loss from continuing operations for the period attributable to ordinary equity holders of the parent (in reais)	R$	(3.131)			R$	(4.926	)(1)
(1)	For the year ended December 31, 2016 and six month period ended June 30, 2017, the pro forma basic and diluted earnings per share from continuing operations are the same as the effect of the potential exchange of the 28,250,000 Estre USA warrants for ordinary shares of the Registrant, has not been included in the diluted earnings per share amount since the exercise price of the dilutive securities has been in excess of the average price for Estre USA’s stock since Estre USA’s initial public offering and, as such, the warrants are deemed to be out of the money. The warrant exercise price is US$11.50 and the Estre USA stock price prior to the completion of the Transaction had not historically deviated significantly from US$10.00 per share.

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the U.S. dollar-real exchange rate to float freely. Since then, the U.S. dollar-real exchange rate has fluctuated considerably.

The Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. See “Risk Factors—Risks Related to Brazil—The Brazilian economy and we may be negatively impacted by exchange rate instability.”

The real may depreciate or appreciate against the U.S. dollar substantially. See “Risk Factors— Risks Related to Brazil—The Brazilian economy and we may be negatively impacted by exchange rate instability.”

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “Risk Factors—Risks Related to Brazil—The Brazilian economy and we may be negatively impacted by exchange rate instability.”

For convenience purposes only, the amounts in reais for the six months ended June 30, 2017 and for the year ended December 31, 2016 presented throughout this prospectus have been translated to U.S. dollars using the rate R$3.3082 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate.

The following table shows the period end, average, high and low commercial selling real/U.S. dollar exchange rate reported by the Central Bank on its website for the periods and dates indicated.

Year Ended December 31,	R$ per US$1.00
	Low	High	Average(1)	Period End
2012	1.70	2.11	1.95	2.04
2013	1.95	2.45	2.16	2.34
2014	2.20	2.74	2.35	2.66
2015	2.58	4.19	3.34	3.90
2016	3.12	4.16	3.48	3.26
2017	3.05	3.44	3.19	3.31
2018 (through January 22, 2018)	3.19	3.27	3.23	3.22
Month Ended	Low	High	Average(2)	Period End
October 2016	3.12	3.24	3.19	3.18
November 2016	3.20	3.44	3.34	3.40
December 2016	3.26	3.47	3.35	3.26
January 2017	3.13	3.27	3.20	3.13
February 2017	3.05	3.15	3.10	3.10
March 2017	3.08	3.17	3.13	3.17
April 2017	3.09	3.20	3.14	3.20
May 2017	3.09	3.38	3.21	3.24
June 2017	3.23	3.34	3.30	3.31
July 2017	3.13	3.32	3.21	3.13
August 2017	3.12	3.20	3.15	3.15
September 2017	3.09	3.19	3.13	3.17
October 2017	3.28	3.18	3.13	3.28
December 2017	3.22	3.34	3.29	3.31
January 2018 (through January 22, 2018)	3.19	3.27	3.23	3.22
(1)	Represents the average of exchange rates on each day of each month during the periods indicated.
(2)	Represents the average of the daily exchange rates during each day of the respective month indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains a number of forward-looking statements, including statements about our financial conditions, results of operations, earnings outlook and prospects and may include statements for the period following the date of this prospectus. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of our management, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by us and the following:

•	changes in market prices, customer demand and preferences and competitive conditions;
•	general economic, political and business conditions in Brazil, particularly in the geographic markets we serve and others in which we intend to serve;
•	fluctuations in inflation and interest rates to which our debt is indexed;
•	the risk that the recently completely Merger may disrupt our plans and operations ;
•	our significant level of indebtedness and fixed obligations;
•	the risk that we may lose contracts through competitive bidding or be required to substantially lower prices in order to retain certain contracts, which could negatively impact our revenues;
•	our ability to retain our customers given that a significant portion of our revenue is derived from a small number of customers;
•	our ability to collect for the services we provide, which is dependent on the financial condition of our customers, especially that of our public sector customers;
•	our ability to successful obtain or renew the necessary licenses to operate new landfills or expand existing ones;
•	our ability to adequately establish reserves and provisions for landfill site closure and post-closure costs and contamination-related costs;
•	existing and future governmental regulation, including in relation to environmental liabilities;
•	our ability to detect and prevent money laundering and other illegal activities;
•	the outcome of investigations by government authorities, including in relation to our former controlling shareholder, under the applicable anti-corruption laws;
•	the oucome of alleged tax infringement charges by the Brazilian tax authorities and the possibility of further tax infringement charges relating to other facts and periods, including in relation to ongoing investigations and inquiries of the tax authorities;
•	the recruitment, compensation and retention of key personnel;
•	our ability to successfully defend ourselves in connection with various ongoing and future judicial, administrative or other third-party proceedings that could interrupt or materially limit our operations, divert our management’s attention and result in adverse judgments, settlements or fines and create negative publicity;
•	the strength and security of our information technology infrastrcurture and internal controls;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions; and
•	our ability to successfully implement our strategy, including those initiatives designed to improve our results of operations.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by our management prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements contained in this prospectus and attributable to us or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this prospectus. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

RISK FACTORS

An investment in our ordinary shares carries a significant degree of risk. you should carefully consider the following risks and other information in this prospectus, including the Company’s consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to purchase our ordinary shares. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. as a result, the trading price of our ordinary shares could decline and you could lose part or all of your investment.

Risks Related to Our Business

We may lose contracts through competitive bidding or be required to substantially lower prices in order to retain certain contracts, which could negatively impact our revenues.

We derives a significant portion of our revenues from markets in which we have exclusive arrangements pursuant to municipal contracts. Our municipal contracts are for a specified term and are, or will be, subject to competitive bidding in the future. Although we intend to bid on additional municipal contracts in our target markets, we may not always, or ever, be the successful bidder. In addition, municipalities may unilaterally terminate any agreements on grounds of serving the public interest. If we are unable to replace revenue from contracts lost through competitive bidding or early termination or from lowering prices pursuant to the competitive bidding process for existing contracts, our revenues could decline.

Governmental action may also affect our exclusive arrangements. Municipalities may decide to develop their own landfills, on an optional or mandatory basis, which may cause us to lose customers. If we are not able to replace lost revenues within a reasonable time period, our business results of operations and financial condition could be adversely affected. Additionally, the loss of municipal contracts through competitive bidding, early termination or governmental action could cause long lived tangible and intangible assets to be impaired and require a charge against earnings.

A significant portion of our revenue is derived from a small number of customers, and partial or full loss of revenues from any such customer, particularly the municipalities of Sao Paulo and Curitiba, may adversely affect our revenues and results of operations.

Our customer base includes a mix of municipal, private and public collection companies, and C&I customers. As of June 30, 2017, we had 104 municipal customers and 5,308 private sector customers, serving over 31 million individual customers daily. Although we have a diversified customer base across our four business segments, our top ten customers accounted for 70% of our total net revenues in 2016. In addition, we rely significantly on certain municipal customers within our Collection & Cleaning segment as a source of revenues. For example, our contracts with the municipality of São Paulo for urban cleaning and street sweeping services comprised approximately 29% of our revenues for the six months ended June 30, 2017, and has a stated expiration on December 15, 2017. In addition, our contract with the municipality of Curitiba for collections, urban cleaning and street cleaning comprised approximately 13% of our revenues for the six months ended June 30, 2017. We are currently providing collections and cleaning services to Curitiba pursuant to a temporary contract set to expire in April 2018 or sooner at the discretion of the municipality. Together, our contracts with the municipalities of São Paulo and Curitiba represented 60% of the net revenues from services rendered for the Collection & Cleaning segment as of June 30, 2017 and 42% of our total net revenues from services during the same period.

In spite of the expiration of our contract with the city of São Paulo, the terms and timing of the competitive bidding process to renew this contract have not yet been formalized. While a request for public comment announcing the general terms of the bidding process was published on August 30, 2017, such notice was suspended as a result of a review by the São Paulo Court of Auditors (Tribunal de Contas) pursuant to which certain adjustments to the bidding process may be made. The auction may only begin once such review is complete and any issues in relation thereto are resolved. We expect the official terms of the new auction to be announced sometime in the first half of 2018, and, from such time, the winning bidder is usually announced approximately 60 days later, following which there may be an additional period of time before the contract is signed. In the interim, we continue to provide services to the municipality of São Paulo through a temporary contract that expires in June 2018.

The competitive bidding process to procure the Curitiba collections and cleaning contract has also been subject to a series of delays, as a result of which we will likely continue to provide services to the municipality on a temporary basis. There is currently no visibility as to when the competitive bidding process in Curitiba will occur.

While Brazilian law does not allow the term extension of government contracts already expired, in our experience, it is frequently the case that public administrators exercise their right to hire the same contractor on a provisional basis for a temporary period based on a waiver of the bidding process. These temporary contracts must be limited to a 180-day term, counted as of the occurrence of the exceptional circumstances giving rise to the auction delay. As the collection of MSW is considered an essential service under Brazilian law, once the initial 180-day period expires, public administrators may continue to extend for subsequent 180-day periods, and it is our general experience that public administrators do, in fact, generally continue to hire the same contractors on a temporary basis until the formal bidding process is finalized. There is no provision under Brazilian law limiting how many times public administrators can hire contractors under these circumstances.

We have been servicing the Curitiba contract since 1995, including through Cavo, which we acquired in 2011, and the São Paulo contract through Consórcio Sao Paulo since 2011, and based on our historical experience, delays of the type and kind that we are currently confronting are not unusual. Nevertheless, competitive bidding processes are inherently subject to a high degree of uncertainty, and there can be no guarantee that past practices will be indicative of future events and successes. Accordingly, we cannot predict with certainty when the competitive bidding processes for these contracts will occur and, likewise, there can be no assurances that we will prevail in securing the Curitiba and São Paulo bids on favorable terms or at all despite the historical relationship with these municipalities.

Considering the significance of these two contracts in terms of revenues, it can be expected that our revenues would materially decrease in the event that one or both of these contracts is lost. According to the estimates of our management, based on revenue expectations for 2017, the impact of losing both of these contracts would correspond to a 39.8% decrease in revenues on an annualized basis, while the loss of just the São Paulo contract would correspond to an estimated 27.6% decrease in revenues and just the Curitiba contract to a 12.3% decrease in revenues. In addition, our operational structure is designed to serve these two important contracts and, in the event that one or both of the contracts were lost, we would likely be required to significantly reallocate resources, including the potential early termination of employees currently servicing these contracts and/or closure of certain facilities and projects solely related to our current operations in these municipalities, all of which could have the effect of increasing costs in the short-term. Furthermore, given the medium and long term nature of the majority of our contracts, we would not have the flexibility to immediately offset a decrease in revenues by increasing prices. Given the staggered timing of attractive competitive bidding opportunities occurring only on an intermittent basis as existing contracts come due, we would likely face challenges to quickly replace the lost revenues with new collections business. Given the size of the cities of São Paulo and Curitiba, respectively being the largest and eighth largest cities in Brazil in terms of population according to 2016 IBGE data, we would likely have to secure several smaller contracts to replace the revenues lost under these two contracts. A significant loss of revenues could, in turn, impact our ability to comply with the covenants under any of our indebtedness or make payments as they come due.

Moreover, we cannot assure you that we will be the successful bidder in bidding processes for any other competitive bidding process we participate in. In addition, even if we are successful in the bidding process and enter into new contracts with our most significant customers, the terms of the contracts might differ and might not be as favorable to us as those contracts currently in place, resulting in less revenue from these customers. The loss or adverse modification of any material customer contract, particularly our São Paulo or Curitiba municipal contracts, could have material adverse effect on our business, results of operations and financial condition.

Our ability to collect for the services we provide is dependent on the financial condition of our customers, especially that of our public sector customers. The inability of our customers to pay in a timely manner or at all could result in increased working capital requirements and could have a material adverse effect on our business, results of operations and financial condition.

Our ability to collect amounts due pursuant to the terms of the contracts that we have entered into with our customers is largely dependent upon the financial condition of these customers. A significant portion of our customers are municipal entities, which are particularly sensitive to the impact of the macroeconomic and political environment, including election cycles, and, as a result, have historically demonstrated high rates of payment delinquency. As of June 30, 2017, our accounts receivables from customers totaled an aggregate R$751.6 million, 87.0% of which corresponded to accounts receivable from public sector customers, while our provisions for doubtful accounts from customers totaled R$132.3 million as of the same date, 91.4% of which corresponded to provisions for doubtful accounts from public sector customers.

Brazil entered into a recession in 2014 and continues to suffer from a general economic downturn (see “—Risks Related to Brazil” below), which we have observed has generally impacted and posed challenges for many of our customers, particularly our municipal customers. Due to negative macroeconomic conditions, many municipalities in Brazil have suffered significant financial difficulties, reduced tax revenues, decreased federal funding and increased cost structures, all of which have imposed material budgetary constraints and cash shortfalls. Governmental entities and municipalities allocate significant portions of their budgets to waste management services costs, according to the Brazilian Ministry of Cities, so their likelihood of material delays in the payment of account receivable under existing contracts are exacerbated in an adverse macroeconomic scenario with increased budgetary pressures. As a result of these factors, we have recently experienced a corresponding increase in the payment delays of our public sector customers in line with that which has been experienced by the industry as a whole. Overall, the balance of accounts payable by Brazilian municipalities with waste management companies in Brazil has reached approximately R$10 billion as of December 31, 2016 according to Selur-SP (Sindicato das Empresas de Limpeza Urbana do Estado de São Paulo).

Pursuant to Brazilian law, public services may be suspended in the event the payment for past services is past due for more than 90 days, unless the suspension could result in severe disturbances of the public order. Certain of our public entity customers might argue that the suspension of our services thereunder might result in a severe disturbance of the public order, forcing us to provide such services even in the event of contractual breaches, including failure to honor payment obligations. In addition, although Brazilian law does not permit public entities to declare bankruptcy and forfeit on their obligations, it nevertheless provides them with certain extraordinary rights under distressed circumstances that provides public entities with flexibility in honoring their contractual commitments. Although such rights are subject to certain limitations, some of our public entity customers have in the past resorted to such mechanisms, resulting in payment delays and/or the renegotiation of the schedule of payments of our accounts receivable, and we expect such practices to continue in the future under certain circumstances. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Factors Affecting Our Results of Operations—Summary of Our Trade Accounts Receivable Policy” for further information.

Our private sector C&I customers are also negatively affected by market forces and adverse financial and economic conditions beyond our or their control, which may result in increased delinquency or cause customers to terminate or not to renew their contracts with us. In particular, our operations serve clients in the Brazilian oil and gas, civil construction and industrial sectors, and these sectors have been acutely impacted by the ongoing Lava Jato corruption investigations in Brazil (see “—Risks Related to Brazil” below).

The inability of our customers, both public and private, to pay us in a timely manner or, in the case of C&I customers, to pay the contracted rates, could have a material adverse effect on our business, results of operations, liquidity and financial condition. In addition, we may incur increased litigation expenses in our attempt to recover past-due amounts due to us from our customers, which may materially adversely affect our margins and results of operations.

We may not be successful in obtaining or renewing the necessary licenses to operate new landfills or expand existing ones. Further, the cost of operation and/or future construction of our existing landfills may become economically unfeasible, causing us to abandon or cease such operations.

As of June 30, 2017, we operated 13 active landfills and is in the process of developing another five greenfield projects in Brazil. In Brazil, the operation of landfills is subject to various licensing requirements at the municipal, state and federal level, which specific requirements vary from location to location as well as across the regulatory spectrum, depending in part on the particular characteristics, size, location, and potential environmental impacts of each landfill. The licensing process generally comprises three phases: (i) preliminary licensing, whereby initial discussions with the pertinent environmental agencies are held, the basic conditions and milestones for the project are demonstrated and analyzed, such as its location, concept and environmental feasibility, and the basic requirements to be met during subsequent implementation phases are established; (ii) installation licensing, whereby we demonstrate our compliance with all technical specifications, terms and conditions established for the project during the preliminary licensing phase based on the approved project plans, programs and designs, including environmental control measures, and thus authorizes the implementation of the project and commencement of construction which culminates in a final review by the relevant environmental agency before the project becomes operational, and (iii) operating licensing, whereby, after implementing the project in accordance with all previously established requirements and undergoing a final review, which the operation of the project is authorized in compliance with the technical conditions set forth therein, including any environmental control measures and operating conditions. For more information, see “Business—Licensing Regulations for Landfills.” Any delays or denials by the environmental licensing authority in issuing or renewing licenses, as well as the inability to meet the requirements established by the environmental authorities during the environmental licensing process, may delay or even prevent the construction, development and regular maintenance of our landfills, transfer stations and greenfield projects.

Our current strategic focus involves the expansion of our landfill business and, therefore, our ability to meet our business objectives depends significantly on our ability to acquire or renew landfill licenses to expand existing landfills and develop new landfill sites. The process of obtaining or renewing the required licensing to build, operate and expand solid waste management facilities, including landfills and transfer stations, can involve substantial costs over a multi-year period and is subject to a high degree of uncertainty, frequently involving factors outside of our control. Licenses to operate a landfill must be renewed numerous times during the useful life of a landfill (typically, every two to five years) pursuant to a process that requires compliance with zoning, environmental and other requirements, and may be challenged by the Public Prosecutor’s Office, special interest groups and other stakeholders. Such challenges may result in the denial of a license’s issuance or renewal, or renewal for a shorter duration than we may have originally anticipated, or the imposition of burdensome terms and conditions that may not be favorable to us, each of which could adversely affect our business, results of operations and financial condition. Moreover, the difficulty, time and expense in obtaining and complying with licensing requirements may prevent us from taking advantage of profitable opportunities or reacting to changing market dynamics, which could adversely affect us.

After we acquire the land on which we intend to build a landfill, the process of obtaining an operating license is generally expected to take between three and five years, and, in case we are unable to secure the necessary licensing to operate the landfill in accordance with our expectations, we may elect to abandon our development plans and incur a loss in connection with a particular landfill, as has happened in the past in the case of our previous Arapiraca and Cabrália landfill projects. Such occurrence would be highly disruptive to our business plan and, due in part to the upfront costs involved in developing a landfill, could cause a material and adverse effect on our business, results of operations and financial condition.

In addition, our operating licenses must be renewed periodically. Accordingly, as a result of this renewal process, it is possible that the operation or expansion of existing landfills may become economically unfeasible based on management’s assessment of licensing issues, acceptable waste streams, available volumes and operating costs, in which case we may abandon expansion plans or abandon or cease operations entirely at a particular landfill. Any such decision could result in impairment charges as well as ongoing costs for closure and site remediation, which would adversely impact us.

Our reserves and provisions for our landfill site closure and post-closure costs and contamination-related costs may be inadequate.

We are required to pay capping, closure and post-closure maintenance costs for all of our landfill sites. Our obligations to pay closure or post-closure costs or other contamination-related costs may exceed the amount we have accrued and reserved and other amounts available from funds or reserves established to pay such costs. We estimate capping, closure and post-closure maintenance costs and establishes reserves considering the type of landfill, volumetric capacity and the density of the waste to be disposed at a particular site. Any defect or failure in judgment in connection with such assumptions could lead to substantially higher costs than anticipated.

In addition, according to Brazilian regulations, subsequently to the closure of a landfill site, we must continue to monitor and maintain the underground and surface water, leachate treatment, gas collection system, drainages and capping of closed landfills for so long as the closed site is no longer potentially harmful to the environment or the community. In order to satisfy such obligation, we are required to, among other measures, calculate and provision the expected costs associated with such activities, taking into account the particular conditions, the characteristics of each landfill site and the planned future uses of the site, as well as the expected costs of securing the perimeter of such landfill sites and maintaining the necessary on-site structures. We cannot assure you that we will have established sufficient reserves for all potential liabilities in connection with our landfill closure activities, and we may become liable for unforeseen environmental issues that could result in payment of substantial costs that may not have been fully provisioned, such as remediation costs, that could adversely affect our financial condition or operating results. See “Business—Licensing Regulations for Landfills.”

The Brazilian waste management industry is fragmented and characterized by a high degree of competition.

The Brazilian waste management industry is highly fragmented, with no single player accounting for more than 10.0% of market share, and the top five largest players collectively accounting for 28.0% in 2016, according to ABRELPE data in conjunction with our internal studies. This high degree of fragmentation corresponds to an exceedingly competitive environment requiring substantial labor and capital resources to maintain and capture business. Some of the markets in which we compete or plan to compete are served by one or more large companies, as well as by regional and local companies of varying sizes and resources, some of which may have accumulated substantial goodwill in their markets.

Some of our competitors may be better capitalized in comparison, benefitting, in some cases, from the infrastructure and financial backing of international platforms, while other competitors may have greater name recognition than us, or be able to provide or be willing to bid their services at a lower price than we may be willing or able to offer. We may also face competition from companies that possess more specialized, technical expertise in certain niche services or markets.

We also compete with counties, municipalities and solid waste districts that maintain or could in the future choose to carry out and maintain their own waste collection and disposal operations. These operators may have financial advantages over us because of their access to user fees and similar charges, tax revenues, tax-exempt financing or government subsidies.

An increase in these or other competitive pressures, or our inability to compete effectively, could hinder our growth or adversely impact our business, results of operations and financial condition.

Our business requires a high level of capital expenditures.

Our business is capital-intensive. We must use a substantial portion of our cash flows from operating activities toward capital expenditures, which reduces our flexibility to use such cash flows for other purposes, such as reducing indebtedness. For example, we are required to devote significant capital amounts to invest in the renewal of our vehicle fleet, the failure of which could result in the breach of certain obligations under our services contract and potentially lead to a suspension, or early termination, of such contracts. We are also required to invest significant capital in the opening and development of new landfill cells, the failure of which could result in damage to our landfill operations and ability to continue to receive hazardous and nonhazardous waste. Our capital expenditures could increase if we make acquisitions or further expands our operations or as a result of factors beyond our control, such as changes in federal, state, local or international requirements. The amount that we spend on capital expenditures may exceed current expectations, which may require us to obtain additional funding for our operations or impair our ability to grow our business, and could thus adversely affect our operating results.

We rely on diesel fuel to operate our collection and transfer fleet and, therefore, substantial fluctuations in fuel costs or the unavailability of fuel, would have an adverse effect on us.

The price and supply of fuel in Brazil can fluctuate significantly based on national, international, political and economic circumstances, as well as other factors outside our control, such as actions by Petrobras and the Organization of the Petroleum Exporting Countries and other gas producers, regional production patterns, political instability in oil and gas producing regions and environmental concerns. We rely on diesel fuel to run our collection and transfer trucks and our equipment used in our transfer stations and landfill operations. Supply shortages could substantially increase fuel expenses or lead to our inability to obtain sufficient fuel to conduct operations. Additionally, as fuel prices increase, our direct and indirect operating expenses increase and many of our vendors raise their prices as a means to offset their own rising costs. These risks are compounded by the fact that we do not engage in the ordinary course of business in fuel hedging through entering into derivative contracts to manage our exposure to volatility in fuel prices.

We purchase fuel from a number of distributors in Brazil, principally from Ipiranga Produtos de Petróleo S.A., which provides us with generally better price conditions than ordinarily found in the market. Nevertheless, fuel prices can fluctuate significantly in a relatively short amount of time, and our contracts with our suppliers do not insulate us from adverse price variations (for more information on our fuel supply contracts, including their pricing mechanisms, see “Business—Raw Materials and Suppliers”). Accordingly, we must continually monitor and adjust our risk management strategies to address not only fuel price increases, but also fuel price volatility, pursuant to which we may decide to engage in a defined fuel hedging policy in the future. The cost of any risk management tools generally increases with sustained high potential for volatility in the fuel market.

Investigations by government authorities under the applicable anti-corruption laws may result in substantial fines, ineligibility from contracting with state-owned or government entities and other adverse effects.

We, the former chairman of the Company’s board of directors, and businesses formerly owned by is have been the subject of, or mentioned in the context of, certain allegations and investigations of misconduct. For further information regarding the related facts, see “Business—Legal and Administrative Proceedings and Investigations—Allegations and investigations involving us and certain of our affiliates.” We have fully cooperated with the authorities, and as of this time we have not been charged with any violation of any criminal law or been informed that such charges are contemplated. However, given the current stage of the investigations, we cannot predict whether any of such investigations will move forward and, if so, the duration or ultimate outcome of the investigation, or whether charges of any kind will be brought and whether they would be material to us in any respect. We might receive additional requests for documents and our personnel might be interviewed in connection with any such investigations. In the event we are charged with any violations on the basis of the investigation, these charges may seek to impose various sanctions, including monetary fines and potential ineligibility from contracting with state-owned or government entities. An announcement of a negative outcome of an investigation, or the bringing of any charges against us (or persons or entities affiliated or previously affiliated with us), could also expose us to civil suits or regulatory action, and/or damage our reputation.

We have been charged with tax infringement by the Brazilian tax authorities, which have imposed substantial fines on us. We may be subject to further tax infringement charges relating to other facts and periods, which may adversely affect us.

From 2015 to 2017, the Brazilian Federal Revenue Service (“BFRS”) has periodically filed Notices of Tax Enforcement (“NTE”) addressed to us, requiring that we produce information concerning transactions with a number of specified suppliers in relation to payments made from 2010 to 2015. We understand that, in taking this action, the BFRS has been acting in cooperation with the Lava Jato investigators.

Certain of these NTEs have resulted in official tax infringement notices subjecting us to significant tax liabilities, including fines established by the BFRS, and additional tax infringement notices may result from the remaining NTEs. In May 2017, we entered into the Brazilian Tax Regularization Program, which allowed us to settle certain tax liabilities, including the liabilities resulting from certain of these tax assessments. The tax program allows us to use tax credits and/or tax loss carryforwards to pay part of our federal tax debts while also permitting partial payment in installments. The Brazilian Tax Regularization Program in which we participated to settle certain of these tax assessments is no longer available, and there is no guarantee that additional tax amnesty programs will be offered by the Brazilian government on favorable terms, or at all, in the foreseable future to settle new or future tax assessments. For further information regarding the NTEs and the tax infringement charges, see “Business—Legal and Administrative Proceedings and Investigations—Allegations and investigations involving us and certain of our affiliates.”

We may receive additional tax assessments in the future in relation to other suppliers, facts or periods. Any such tax assessments may lead to further tax infringement charges and may subject us to significant additional tax liabilities, including interest and fines, which could adversely affect us. Furthermore, the tax authorities are cooperating with other Brazilian authorities, including the Lava Jato investigators, and are believed to have shared its findings with such authorities. Should other authorities be provided with access to the information of the BFRS, their ongoing investigations may be impacted, potentially in a manner that is adverse to us, and which may potentially result in the determination of misconduct on our part, as well as the imposition of additional fines, penalties and other civil and criminal liability, any of which would adversely affect us.

As part of our response to ongoing investigations by the Brazilian authorities, we engaged independent consultants to review documentation concerning our past transactions with certain suppliers. The review of additional commercial relationships may be undertaken and could result in the termination of additional supplier relationships, which could adversely affect us.

As part of our response to ongoing investigations by the Brazilian authorities into potential misconduct, we engaged independent consultants to review documentation concerning transactions with our suppliers. Following a review of our transactions with the identified suppliers, including a review of documents and other supporting materials, the consultants were unable to identify conclusive proof of improper transactions. They concluded, however, that certain disbursements made by us to contractors, suppliers and other service providers could not be properly supported by the documentary evidence. For further information regarding the internal review, see “Business—Legal and Administrative Proceedings and Investigations—Allegations and investigations involving us and certain of our affiliates.”

As a result of the findings of the internal review, we terminated our commercial arrangements with a number of suppliers. See “Business—Legal and Administrative Proceedings and Investigations— Allegations and investigations involving us and certain of our affiliates.” In addition, our management wrote-off certain items of property, plant and equipment in our balance sheets, for which proper support for payments in relation to their acquisition was not available and their existence could not be properly verified. For further information regarding the related write-offs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Termination of Supplier Relationships and Write-Off of Property, Plant and Equipment.” We cannot assure you that no further internal reviews will be conducted, although none are currently contemplated or ongoing other than the one discussed below. Such internal reviews, if undertaken, could lead to the termination of additional commercial relationships by us, and/or could lead to further accounting adjustments, adversely affecting us.

We have engaged independent consultants to review our commercial relationship with Petrobras, which review has not yet been completed. We cannot assure you that the review, when completed, will not cause us to adjust our commercial relationship with Petrobras or otherwise negatively affect such relationship, which could adversely affect us.

We have a commercial relationship with Petrobras and certain of its affiliates and in 2015, 2016 and the first half of 2017 generated total revenues of R$92.9 million, R$52.5 million and R$11.7 million, respectively, from such relationship, all of which was allocated to our Oil & Gas (O&G) segment. Petrobras is the primary customer in our Oil & Gas segment, representing 83.6% of the net revenues from services rendered for this segment in 2016 and 62.3% for the six months ended June 30, 2017. We engaged independent consultants to review our commercial relationships with Petrobras mainly in response to ongoing investigations by the Brazilian authorities and other allegations related to our historical relationship with Petrobras (“Business—Legal and Administrative Proceedings and Investigations—Allegations and investigations involving us and certain of our affiliates.”). The independent consultants engaged by us are separately analyzing our commercial relationships with Petrobras, in particular, all Petrobras bidding processes in which we were successful and as a result of which services to Petrobras or any of its affiliates were or are provided. This review focused on our commercial relationship with Petrobras is in addition to the separate, already-completed review by the same independent consultants regarding our transactions with our suppliers.

This review of our dealings with Petrobras is currently ongoing and has not yet been concluded. However, we cannot assure you that the result of the review, when completed, will not lead to an additional accounting adjustment and/or an adjustment of our commercial dealings with Petrobras or otherwise negatively impact such business relationship, including potentially affecting our ability and/or willingness to participate in bidding processes involving services to be provided to Petrobras or any of its affiliates in the future. A negative impact on the business relationship with Petrobras could adversely affect us.

Allegations and investigations of impropriety involving Wilson Quintella Filho, our founder, shareholder and former Chairman of our board of directors, have surfaced as part of Brazil’s ongoing Lava Jato investigation, which have, and may continue to, adversely affect us, principally by harm to our reputation. Any negative developments in or relating to such allegations and investigations involving Mr. Quintella could further adversely affect us.

Allegations of improper payments and other improper conduct have surfaced against Mr. Quintella, who is our founder, shareholder and former chairman of our board of directors, and certain entities affiliated with him, in connection with the ongoing Lava Jato investigation, including entities no longer related to us. As of the date of this prospectus, Mr. Quintella is not the subject of any criminal investigations or proceedings resulting from the Lava Jato investigations, no charges have been brought against him and he continues to deny all allegations of wrongdoing. For further information regarding the related facts, see “Business—Legal and Administrative Proceedings and Investigations—Allegations and investigations involving us and certain of our affiliates.” Although Mr. Quintella no longer has management control over us and his share ownership in us has been significantly reduced as a result of the Transaction, we nonetheless believe that, because of Mr. Quintella’s connections with us as our founder, shareholder and former Chairman, these allegations could have had adverse impacts on us, principally by way of harm to our reputation. We cannot predict the outcome of the ongoing investigations involving Mr. Quintella or whether the authorities will ultimately file charges against him. Should Mr. Quintella ultimately be charged with misconduct, this may further negatively impact our reputation or otherwise adversely affect us.

We have various relationships with BTG Pactual. Personnel from BTG Pactual are the subject of investigations in Brazil, which because of the relationships between BTG Pactual and us may have an adverse impact on our reputation or otherwise.

We have various significant relationships with BTG Pactual. BTG Pactual is currently our largest shareholder. Furthermore, certain members of our senior management, including the CEO, are affiliated with BTG Pactual. BTG Pactual is also the holder of 54.4% of the outstanding existing debentures and related debt acknowledgment instrument, as amended and restated pursuant to the Debt Restructuring.

In 2015, André Esteves, then the CEO and chairman of BTG Pactual, was temporarily taken into custody in Brazil in connection with allegations of obstruction of justice, which allegations were unrelated to us or BTG Pactual’s and Mr. Esteves’s relationship to us. BTG Pactual reported that it conducted an internal investigation coordinated by an independent committee in conjunction with external legal counsel and forensic and financial consultants, and “found no basis to conclude that the allegations of misconduct and corruption against Mr. Esteves, BTG Pactual or its personnel that were the subject of the investigation are credible, accurate or otherwise supported by reliable evidence.” On September 1, 2017, the Brazilian Federal Prosecutor’s Office filed its closing arguments requesting the dismissal of all charges against Mr. Esteves, which request is awaiting court approval. While a conviction of Mr. Esteves in the pending judicial proceedings seems unlikely given recent developments, we cannot predict the ultimate outcome of the proceedings, or whether BTG Pactual or any of its affiliates will in the future face any allegations of or be found liable for any misconduct. Should Mr. Esteves be found liable for any misconduct or should BTG Pactual or any of its affiliates be accused of or found responsible for any wrongdoing, there may be negative impact on our reputation or otherwise as a result of our relationship with BTG Pactual.

Our governance, risk management, compliance, audit and internal controls processes might be unable to prevent, detect or remedy behaviors that are incompatible with relevant legal requirements or our own ethical or compliance standards, which could in turn expose us to sanctions, regulatory penalties, civil claims, tax claims, damage to our reputation, accounting adjustments or other adverse effects.

We, in particular since the appointment and under the leadership of our current CEO, have devoted substantial efforts to improve our governance, internal controls and integrity programs and policies in order to address perceived deficiencies, including by hiring a new chief compliance officer in 2015, strengthening our compliance and internal control systems and investing in our information systems and information technology infrastructure. Nevertheless, despite these substantial efforts, we cannot assure you that our governance, risk management, compliance, audit and internal controls processes will be able to prevent, detect or remedy all behaviors that are incompatible with the applicable legal requirements or our own ethical or compliance standards, and any deficiency or breach could expose us to sanctions, regulatory penalties, civil claims, tax claims, monetary losses, accounting errors or adjustments, reputational damages, or other adverse effects.

We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

We have been recently listed as a public company, which will result in increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur until recently as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of

Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements require us to carry out activities we have not done previously. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, additional expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of us. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on the board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

We may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that has been applicable to us as a result of the Transaction.

As a result of the consummation of the Transaction and the transactions related thereto, we will be required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of us as a privately-held company. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that have been required since the Transaction. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our ordinary shares.

As a result of the Transaction, we are required to comply with U.S. financial reporting rules and regulations and other requirements of the SEC and NASDAQ and our accounting and other management systems and resources may not be adequately prepared to meet those requirements.

As a result of the Transaction, we have become a U.S. reporting company and will therefore need to comply with reporting, disclosure control and other applicable obligations under the Exchange Act, the Sarbanes-Oxley Act, or SOX, and the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and NASDAQ as a result of being a subsidiary of a company subject to U.S. reporting obligations.

As a result, we will incur higher legal, accounting and other expenses than before, and these expenses may increase even more in the future. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, which we are in the process of developing and implementing while at the same time remaining focused on our existing operations. If we are unable to implement our compliance initiatives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to U.S. reporting companies could be impaired.

In addition, we cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our cash flows, results of operations or financial condition. If we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm determines that we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the trading price of our ordinary shares could decline, and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could also restrict our future access to capital markets and reduce or eliminate the trading market for our ordinary shares.

Our management has limited experience in operating a public company.

Our executive officers and directors have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company as a result of the Transaction, which subjects us to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to our management and growth. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

The waste management industry is characterized by increasing technological innovation, and our success depends on our capacity to enhance and maximize our existing services and develop new services.

We and others in the industry are increasingly focusing on new technologies that provide alternatives to traditional disposal and maximize the resource value of waste. If we fail to develop or adapt our services on a timely and cost-efficient basis to address customer needs in an evolving technological environment or to respond to regulatory or legislative changes, our competitiveness will be negatively impacted and our customer retention may suffer. We may experience difficulties or delays in the research, development, production or marketing of new services, which may negatively impact or operating results and prevent us from recouping or realizing a return on the investments required to bring new services to market. In particular, if a competitor develops or obtains exclusive rights to a breakthrough technology that provides a revolutionary change in traditional waste management, our financial results may suffer.

The renegotiation of collective bargaining agreements with the labor unions representing our employees may result in increased costs and other disruptions to our business.

Our employees are represented by labor unions with a strong presence in the waste management market. We have entered into collective bargaining and other agreements with each of these unions through a special committee, which agreements define, among other matters, the length of the work day, minimum compensation, vacations and other ancillary benefits for our employees. We renegotiate these agreements on an annual basis and, historically, have significantly adjusted the terms of these agreements upon renegotiation. When we renegotiate wage and salary adjustments, including the establishment of minimum wage thresholds, we typically use the inflation rate as a reference. Our personnel costs may increase significantly as a result of our renegotiation of collective bargaining agreements, which represents a major part of our cost of services. Our business and results of operations may be materially adversely affected if we are not able to pass the increased costs arising from the renegotiation of collective bargaining agreements onto our customers through inflation-based price increases. In addition, we may be negatively impacted if we otherwise fail to maintain harmonious relationships with the labor unions representing our employees through our special committee, which could lead to strikes, work stoppages or other labor disruptions by its employees. For example, we recently experienced two short-term strikes in Curitiba in 2015 and 2016 related to our collective bargaining negotiations and to certain salary payment delays. Depending on the type and duration of any labor disruptions, our operating expenses could increase significantly, which could adversely affect our financial condition, results of operations and cash flows.

Increases in labor costs could impact our financial results.

Labor is one of our highest costs and relatively small increases in labor costs per employee could materially affect our cost structure. Our continued success will depend on our ability to attract and retain qualified personnel. A shortage of qualified employees, such as truck drivers or mechanics, would require us to enhance our wage and benefits packages to compete more effectively for employees, to hire more expensive temporary employees or to contract for services with more expensive third-party vendors. If we fail to attract and retain qualified employees, control our labor costs during periods of declining volumes or recover any increased labor costs through increased prices we charge for our services or otherwise offset such increases with cost savings in other areas, our operating margins could suffer.

We depend significantly on the services of the members of our senior, regional and local management teams, including our current CEO and the departure of any of those persons could cause our operating results to suffer.

Our success depends significantly on the continued individual and collective contributions of our senior, regional and local management teams including our current CEO. The loss of the services of any member of our senior, regional or local management, in particular our CEO, Mr. Pedreiro, or the inability to hire and retain experienced management personnel could have a material adverse effect on us.

We may be held legally responsible for the acts and omissions of outsourced personnel.

We rely on outsourced personnel to carry out certain of our non-strategic functions (such as landfill security and gatekeepers) and to ensure the proper functioning of our operations in satisfaction of client needs at a lower cost. If the outsourcing companies engaged by us fail to comply with applicable labor laws in relation to their employees sent to provide services on our behalf, we, as a matter of Brazilian labor law, may be held severally liable for such violations over which we have little to no authority to monitor or prevent. As a result, we may be subject to fines and other penalties imposed by the relevant labor authorities. If we are held liable for labor claims in connection with our outsourced personnel, our business and results of operations may be negatively impacted.

Increases in insurance costs and the amount that we self-insure for various risks could reduce our operating margins and reported earnings.

Our business exposes us to the risk of liabilities arising out of our operations, including environmental and labor-related claims as well as claims for personal injury, death and property damage resulting from the use of the trucks, machinery and equipment used in our operations. We maintain insurance policies at amounts considered by our management to be sufficient to cover possible losses, considering the nature of our activities and our size and operations. Our insurance policies cover: (i) environmental damage, (ii) civil liability, (iii) damage to property, including fleet and equipment, (iv) pain and suffering, (vi) fire, lightning and explosion and (iv) directors’ and officers’ insurance. Our coverage limits might not be sufficient to cover all potential losses. We cannot assure you that we will not be exposed to uninsured liability at levels in excess of our historical levels resulting from multiple payouts or otherwise or that liabilities in respect of existing or future claims will not exceed the level of our insurance. Losses that exceed the insured amount or that are not covered by our insurance could result in material additional and unexpected costs. These could affect our results of operations and financial condition. For additional information regarding our insurance coverage, see “Business—Insurance.”

We are party to various judicial, administrative or other third-party proceedings that could interrupt or materially limit our operations, result in adverse judgments, settlements or fines and create negative publicity.

We are, and in the future may be, a defendant in various judicial, arbitral and administrative proceedings arising in the ordinary course of our business and also, on an exceptional basis. Such disputes may relate to civil, tax, labor or environmental matters and involve our suppliers, customers, management or environmental and tax authorities, among others. In addition, particularly in relation to our landfill operations, the Public Prosecutor’s Office, as well as individuals, citizens groups, trade associations, community groups or environmental activists, may bring actions against us in connection with our operations that could interrupt or limit the scope of our business. Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. The timing of the final resolutions to lawsuits, regulatory inquiries, and governmental and other legal proceedings is uncertain. Additionally, the possible outcomes or resolutions to these matters could include materially adverse judgments or settlements, either of which could require substantial payments or other significant financial obligations. We cannot assure you that the outcomes of these proceedings will be favorable to us, or that we will have established sufficient reserves for all potential liabilities in connection with these proceedings.

Unfavorable decisions or settlements in relation to these proceedings that impede us from conducting our business as initially planned, or that involve substantial amounts that have not been adequately provisioned, may materially adversely affect our business, financial condition and results of operations. For more information on the material proceedings to which we are a party, see “Business— Legal and Administrative Proceedings and Investigations.”

Brazilian tax authorities may challenge the tax treatment given to certain of our transactions, potentially resulting in significant tax liabilities that could adversely affect us.

Our income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management’s best assessment of estimated future taxes to be paid, which requires a significant degree of judgment and estimates. We cannot assure you that Brazilian tax authorities will agree with the assessments made with respect to our tax liability. Under Brazilian law, the relevant authorities may challenge the amount of taxes we have paid for a period of up to five years counted from the payment date. Any such challenges may require us to devote additional resources to defend the tax treatment we have ascribed to such transactions and, if adjudicated and decided against us, may result in the incurrence of significant tax liabilities, including fines and other capital commitments, and may have a negative impact on our public image, each of which could adversely affect us.

Moreover, the tax treatment for certain categories of transactions are more vulnerable to challenges by the tax authorities. For example, we regularly perform intercompany transactions (such as loans and other financial or operational transactions), the tax treatment of which is especially uncertain under Brazil’s regulatory framework, and is more likely to be questioned by Brazilian tax authorities, particularly with respect to their compliance with IOF, PIS or COFINS tax rules.

In addition, our non-compliance with any ancillary obligations could also result in further questioning by the tax authorities and result in additional tax liabilities, including fines and other capital commitments, which could adversely affect us.

We may lose certain benefits afforded under Brazilian tax repayment programs if we are unable to comply with the program’s terms, and the program may not fully cover our tax liability in connection with past activities.

In May 2017, we elected to participate in the Brazilian Tax Regularization Program established by Executive Act 766/2017 which allowed us to settle certain of our tax debts under administrative or judicial discussion. While the program did not provide amnesty for penalties or interest, it did allow us to resolve certain of our federal tax debts in installment payments. The program also allowed the partial settlement of tax debts with the use of tax credits and/or the use of tax loss carryforwards. In order to benefit from this program, we were required to waive in advance any defense or rights in relation to administrative disputes involving the tax indebtedness. In this case, the debt being settled through the program related to tax infringement notices relating to certain payments made to a number of suppliers from 2008 to 2012.

In September 2017, we adhered to a special Brazilian Tax Regularization Program established by Executive Act 783/2017 which allowed us to settle our outstanding tax, interest and penalties, relating to intercompany and related party transactions, totaling R$238.8 million. This program allowed us to partially settle our outstanding federal tax debts in a number of installments paid over the next ten years.

Despite our participation in these programs, we could be subject to tax audits for subsequent periods, which may lead to additional tax challenges by the relevant authorities on similar claims. In addition, if we are delinquent in our payments under these programs or are otherwise unable to pay as scheduled, we may be barred from participation in these programs.

We may face difficulty consummating future acquisitions and we may become liable for unknown obligations of acquired companies, which may pose significant risks and could have an adverse effect on our operations.

In the past, we have grown through strategic acquisitions in addition to internal growth and may, in the future, engage in acquisitions in order to acquire or develop additional disposal capacity or businesses that are complementary to our core business strategy. We expect that increased consolidation in the solid waste services industry will continue and may reduce the number of attractive acquisition candidates. Even if we identify suitable acquisition candidates, we may nevertheless be unable to negotiate successfully the acquisition at a price or on acceptable terms and conditions, due to limitations imposed by our debt obligations, amongst others. We may have to borrow money or incur liabilities in order to finance any future obligations and may not be able to do so on favorable terms or at all. In addition, we may be unable to obtain the necessary regulatory approvals to complete potential acquisitions. The integration of acquired businesses and other assets may require significant management time and resources that would otherwise be available for the ongoing management of our existing operations.

In addition, it is possible that the operations or sites we have acquired in the past or that we may acquire in the future, have liabilities or risks with respect to former or existing operations or properties, or otherwise, which we have not been able to identify and assess through our due diligence investigations. As a successor owner, we may be legally responsible for liabilities that arise from the businesses that we acquire. Even if we obtain legally enforceable representations, warranties and indemnities from the sellers of such businesses, we may not cover the liabilities fully or the sellers may not have sufficient funds to perform their obligations, as was the case in some of our past acquisitions. Some environmental liabilities, even if we do not expressly assume them, may be imposed on us under various regulatory schemes and other applicable laws regardless of whether we caused or contributed to any conditions that resulted in such liabilities. In addition, our insurance program may not cover such sites and will not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage. A successful uninsured claim against us could harm our financial condition or operating results. Furthermore, risks or liabilities of which we are unaware or judges to be not material or remote at the time of acquisition may develop into more serious risks to our business. Any adverse outcome resulting from such risks or liabilities could harm our business, results of operations and financial condition and create negative publicity, which could damage our reputation and competitive position.

We may be liable in connection with discontinued operations over which we currently have no control.

As part of our restructuring effort and with the objective of streamlining our operations and increasing our margins, we have divested of several assets in recent years, including our operations outside of Brazil and a significant portion of our oil and gas activities. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Factors Affecting Our Results of Operations—Divestments.” Under Brazilian law, we may be subject to liability, financial losses, and adverse impacts on our image and reputation resulting from past divestitures, particularly in the event that the new owner of our divested assets is found to have insufficient funds to perform on our obligations with respect to those assets.

For example, in January 2016, we entered into an agreement with USA Global MKT, or USA Global, for the sale of our 51% interest in Doña Juana S.A. ESP, or Doña Juana, based in Colombia. Pursuant to the terms of the agreement, USA Global, our partner and co-investor in Doña Juana, agreed to seek out a compatible buyer for our interest in Doña Juana and, in the meantime, advance payments to us for the sale. Following the execution of the agency agreement with USA Global, our results of operations from Doña Juana were recorded as discontinued in 2016, and we ceased to have any participation in the management and affairs of Doña Juana. Nevertheless, until such time as a buyer is found, and even potentially after a buyer is found, we may continue to be liable for the activities at Doña Juana over which we have no authority or control. Doña Juana recorded legal provisions in the amount of US$70.1 thousand in 2016 in connection with lawsuits where, based on the assessment of Doña Juana’s counsel, the risk of loss is probable. We could be responsible for all or a portion of such contingencies. As a landfill, Doña Juana’s operations are inherently susceptible to various risks, including, among others, in connection with landfill site closure and post-closure costs as well as contamination-related costs. Our potential liability could be significant to the extent these risks materialize, particularly in relation to activities occurring during the period when we still had control. Another example relates to our sale of Estre O&G in 2014, as a result of which we continue to have contractual obligations to provide certain services to Estre O&G’s business partners, which could subject us to liability (contractual or otherwise). As of June 30, 2017, our ongoing contractual obligations in connection with Estre O&G’s was R$1.3 million payable through January 2018. In addition, we are the subject of, or mentioned in the context of, certain allegations and investigations of misconduct in connection with our discontinued operations. For further information, see “Business—Legal and Administrative Proceedings and Investigations—Allegations and investigations involving us and certain of our affiliates” and “—Investigations by government authorities under the applicable anti-corruption laws may result in substantial fines, ineligibility from contracting with state owned or government entities and other adverse effect” above. Given the current stage of the investigations, we cannot predict whether any of such investigations will proceed and, if so, the duration or ultimate outcome of the investigation. In the event we are charged with any violations on the basis of the investigation or other investigations related to discontinued operations or otherwise held responsible in relation thereto, we may be subject to substantial monetary fines and potential ineligibility from contracting with state owned or government entities, which could also have significant impact on our results of operations.

We could also be liable for latent civil, tax, environmental, criminal and labor claims arising out of causes or circumstances existing during the time which we owned the assets we have since divested, the occurrence of which could have an adverse effect on us. For example, in the event that we are deemed responsible for causing an environment damage on a divested asset (irrespective of whether the former operations were supported by environmental licenses or not), we will nevertheless be held liable for the full extent of the damages, including the responsibility for repairing such damage in accordance with applicable legislation, to which statutes of limitations may not apply. Environmental liability may be also be attributed by administrative and criminal courts by imposing administrative and criminal sanctions upon non-compliance with law. Administrative sanction can only be imposed within five years from the violation of the applicable violation and the statute of limitations of criminal liability varies according to the penalty imposed for the committed misconduct. Under Brazilian environmental laws and regulations, companies are subject to strict liability for damages caused to the environment, and no statute of limitations applies.

Any adverse outcome resulting from such risks or liabilities could harm our business, results of operations and financial condition and could create negative publicity that may be damaging to our reputation and competitive position.

Current and future accounting pronouncements and other financial reporting standards, including, but not limited to, those concerning revenue recognition, might negatively impact our financial results.

The IASB, or other regulatory bodies, periodically introduce modifications to financial accounting and reporting standards under which the Company prepares its consolidated financial statements. A number of new accounting standards and amendments and interpretations to existing standards have recently been issued but have not yet become effective, including IFRS 15 regarding revenues from contracts with customers, IFRS 9 regarding financial instruments, and IFRS 16 regarding leases, which are required to be implemented for periods beginning on or after January 1, 2018. For further information regarding the new accounting requirements, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—New Accounting Standards Issued But Not Effective” and note 2.22 - 2.25 to the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this prospectus.

Our analysis of the expected effects of the application of each these new accounting standards is still ongoing and, as of the date of this prospectus, such analysis has not yet been completed due to the significant items potentially affected and the complexity of required estimations. Our reported revenues and results of operations in the future could be negatively impacted by the adoption of these new standards or any additional new accounting pronouncements which may in the future impact our accounting.

We rely on a limited number of suppliers for our heavy vehicles, which may materially adversely affect our ability to acquire a waste collection fleet on favorable terms.

In Brazil, the collection and transfer trucks that comprise our fleet are manufactured and sold by only a few suppliers, with Volkswagen, MAN, Mercedes Benz and Ford dominating the market. Accordingly, in the event our suppliers decide to unfavorably modify the purchasing terms for these vehicles, our flexibility to acquire these vehicles elsewhere is limited. As a result, our ability to renew and expand our fleet may be negatively affected and, consequently, our ability to effectively serve customers could suffer.

We have recently implemented new process management software and is increasingly dependent on technology in our operations and, if our technology fails, our business could be adversely affected.

We may experience problems with the operation of our current information technology systems or the technology systems of third parties on which we rely, as well as the development and deployment of new information technology systems, any of which could adversely affect, or temporarily disrupt, all or a portion of our operations until resolved. For example, in 2016, we began implementing new enterprise resource planning, or ERP, business process management software in order to better manage our business and automate many back office functions with the goal of improving our internal controls over financial reporting on a consolidated basis. The technical aspects of the system migration were finalized on January 1, 2017, however, until the system reaches full implementation, distortions may occur. Prior to the adoption of these new systems, certain control functions were managed manually, without the use of technology, including the provisioning for landfill closures and judicial deposits, thus subjecting these processes to a high degree of human error. Accordingly, the process of automating these processes will require constant monitoring and potentially adjustments during the phase-in period. We cannot assure you that technological failures will not occur as a result of the ongoing implementation of this new system that could result in distortions and other problems. Inabilities and delays in implementing new systems, as well as the possibility of human failure when dealing with new systems, could affect our ability to realize projected or expected cost savings and improve our controls as anticipated. Additionally, any systems failures could impede our ability to timely collect and report financial results in accordance with applicable laws.

We rely on computer systems to run our business, and face risks from security breaches that could disrupt or damage our internal operations, information technology systems or reputation, and expose us to litigation risk.

We use computers in substantially all aspects of our business operations. We also uses mobile devices, social networking and other online activities to connect with employees and customers. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, hacking, cyber-attack, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers’ personal information, private information about employees, and our financial and strategic information. Further, as we pursue our strategy to grow through strategic acquisitions in addition to internal growth, our technological presence and corresponding exposure to cybersecurity risk will increase. If we fail to assess and identify cybersecurity risks associated with acquisitions and new initiatives, we may become increasingly vulnerable to such risks.

Despite the constant monitoring of our technology systems and hiring of specialized third parties to identify and address any vulnerabilities through implementation of multi-tiered network security measures, computer programmers and hackers, or even internal users, may be able to penetrate, create systems disruptions or cause shutdowns of our network security or that of third-party companies with which we have contracted. As a result, we could experience significant disruptions of our operations and incur significant expenses addressing problems created by these breaches. Such unauthorized access could disrupt our business and could result in a loss of revenue or assets and any compromise of customer information could subject us to customer or government litigation and harm our reputation, which could adversely affect our business and growth.

Our auditors have issued a “going concern” audit opinion, and our ability to continue as a going concern is dependent on our ability to successfully implement our restructuring plan.

We incurred net losses from continuing operations of R$338.5 million, R$190.1 million and R$98.0 million in 2016, 2015 and 2014, respectively, and as of June 30, 2017, recorded negative working capital (defined as total current assets minus total current liabilities) of R$1,288.7 million and a capital deficiency of R$483.6 million. As of December 31, 2016, we recorded negative working capital of R$1,365.2 million and a capital deficiency of R$621.2 million. As a result of these factors, our independent auditors have indicated, in their report on the Company’s consolidated financial statements as of and for the six months ended June 30, 2017 and as of and for the years ended December 31, 2016, 2015, 2014 that there exists significant uncertainty that could raise doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

These doubts regarding our ability to continue as a going concern were, in part, directly correlated with our substantial indebtedness and expenses emanating therefrom. On August 10, 2017, we entered into a binding facility commitment letter with Itau, BTG Pactual and Santander (the “Creditors”), the holders of our debentures and related debt acknowledgment instrument, which provided for the restructuring of our existing debentures and related debt acknowledgment instrument through a prepayment of US$200 million, a partial debt write-down and the restructuring of our existing debentures, in connection with the Transaction. On December 7, 2017, we amended the binding facility commitment letter, pursuant to which the Creditors agreed to amend the required prepayment in connection with the Transaction to a defined range of the repayment of a minimum debt prepayment of US$100 million and a maximum debt prepayment of US$200 million.

On December 26, 2017, we paid US$110.6 million to the Creditors and 8.5% of the outstanding balance of our existing debentures and related debt acknowledgment instrument as of such date (including principal and interest) was written off. We then amended and restated the terms of our existing debentures and related debt acknowledgment instrument (the “Refinanced Debt”). For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Debentures—Debt Restructuring

and Refinanced Debt.” The Debt Restructuring carried out in connection with the Transaction resulted in a substantial debt reduction in our outstanding indebtedness at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet, which has significantly mitigated our negative working capital position and capital deficiency issues.

Although we believe the Debt Restructuring has significantly improved our liquidity position, we cannot guarantee that the contemplated Debt Restructuring will be successful and effective in fully reducing our vulnerability going forward. Our ability to continue as a going concern is dependent on various factors, and there are no assurances that we will be successful in our efforts to maintain a sufficient cash balance, or report profitable operations in the future, any of which could impact our ability to continue as a going concern. Any such inability to continue as a going concern may result in our shareholders losing their entire investment.

We continue having a significant level of indebtedness following the Transaction, and such indebtedness levels may materially adversely affect our ability to successfully implement our strategic plan, react to competition and/or changes in our industry and continue our operations.

We have substantial indebtedness. As of June 30, 2017, our total financial indebtedness, consisting primarily of outstanding balances on our debentures and, to a lesser extent, other working capital and BNDES loans and financings and finance leases, was R$1,801.6 million, as compared to R$1,692.3 million and R$1,547.1 million as of December 31, 2016 and 2015, respectively. Of these total amounts, 99.9% of our total indebtedness was linked to floating rates as of June 30, 2017 compared to 99.1% and 96.2% as of December 31, 2016 and 2015, respectively.

As of June 30, 2017, we were in noncompliance with certain of our obligations under the instruments governing existing debentures, which noncompliance included failure to pay principal and interest as required as well as failure to meet the financial covenant ratios set forth therein, which may have constituted events of default under such instruments. In July 2017, we successfully obtained waivers with respect to such noncompliance.

Pursuant to the Debt Restrucruting, at the closing of the Transaction, we paid US$110.6 million to our Creditors and 8.5% of the outstanding balance of our existing debentures and related debt acknowledgment instrument on the closing of the Transaction (including principal and interest) was written off, as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt.” These actions have resulted in the discharge of any potential defaults or events of defaults existing under our current financing instruments.

Nevertheless, we still continue to have a significant level of indebtedness following the Debt Restrucruting. Our total consolidated financial debt immediately subsequent to the Transaction consisted of an amount of approximately R$1.3 billion (R$9.9 million of which correspond to current indebtedness). For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt.” This amount of indebtedness could:

•	maintain our vulnerability to general adverse economic and industry conditions or increases in interest rates;
•	limit our ability to obtain additional financing or refinancing at attractive rates or at all;
•	require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures, dividends, share repurchases and other general corporate purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industry; and
•	place us at a competitive disadvantage relative to our competitors with less debt.

Further, our post-Transaction indebtedness contains financial and other covenants, which may be affected by changes in economic or business conditions or other events that are beyond our control. We cannot assure you that we will be in compliance with our financial ratios in the future and, should we fail to comply with these financial ratios, we cannot assure you that our creditors would grant the necessary waivers.

If we fail to comply with the covenants under any of our indebtedness, we may be in default under the documents governing such indebtedness, which may entitle the lenders thereunder to accelerate the debt obligations. A default under any of our indebtedness could result in cross-defaults under our other indebtedness, which in turn could result in the acceleration of our other indebtedness and in the execution against any collateral securing such indebtedness. In order to avoid defaulting on our indebtedness, we may be required to take actions such as reducing or delaying capital expenditures, reducing or eliminating dividends or share repurchases, selling assets, restructuring or refinancing all or part of our existing debt, or seeking additional equity capital, any of which may not be available on terms that are favorable to us or to our shareholders, if at all.

One of our shareholders has been granted a put option which may be exercised within six months following closing of the Transaction. The exercise of the put option would negatively impact the Company’s cash position, thereby adversely affecting the Company.

Angra is a shareholder of the Company, and Angra held 8.21% of the Company’s shares prior to consummation of the Transaction. On the date of this prospectus, Angra remains a minority shareholder of the Company, holding 6.08% of the outstanding share capital of the Company.

In connection with the closing of the Transaction, certain people and entities who were shareholders of the Company immediately prior to closing of the Transaction entered into a share put option agreement with the Company (“Put Option Agreement”). Pursuant to the Put Option Agreement, Angra has the option, at any time prior to January 31, 2018, to contribute its shares of the Company to the Registrant and receive ordinary shares (the “Contribution Option”), and thereby become a shareholder of the Registrant instead of being a shareholder of the Company.

In addition, in connection with the Transaction, Angra was granted a put option that permits Angra to sell all, but not less than all, of its shares of the Company to the Registrant (or, if Angra exercises its Contribution Option, to transfer its ordinary shares of the Registrant to the Registrant). The option is exercisable within six months from the closing of the Transaction and, if the option is exercised, we shall be required to pay the exercise price within six months after the date that the put option is exercised. The aggregate put option exercise price is approximately US$11.4 million, with interest accruing thereon at a rate of the IPCA plus 9.5% per year from such date until the date that payment is made to Angra. Road Participacoes Ltda, a company through which the Registrant holds a portion of its interest in the Company, has granted security over 2.93% of the share capital of the Company as security for the obligation of the Company to pay the put option exercise price pursuant to the terms of the Put Option Agreement.

If Angra decides to contribute its shares of the Company to the Registrant and receives ordinary shares, Angra will not be subject to any lock-up restrictions on the transfer or sale of such ordinary shares. Angra is entitled to indemnification from us for the shortfall between the amount that would have been payable to Angra had the put option been exercised by Angra and the amount received by Angra for the sale of its ordinary shares in the market by us upon Angra request within 6 months following the closing of the Transaction.

If Angra decides not to contribute its shares of the Company to the Registrant, Angra will remain as a minority shareholder of the Company holding 6.08% of the outstanding share capital of the Company and, pursuant to the terms of the Put Option Agreement, Angra will continue to have the benefit of the put option that is exercisable within six months from the closing of the Transaction.

For further information regarding Angra’s put option, see “Business—Certain Agreements and Transactions—Share Put Option Agreement.” We cannot predict whether or not Angra will contribute its shares of the Company to the Registrant or if the put option will be exercises. Should Angra exercise its put option, this would negatively impact our cash position and, thereby, adversely affect us.

Risks Related to the Waste Management Regulatory Environment

We are subject to substantial governmental regulation, and failure to comply with these requirements, as well as enforcement actions, could subject us to a shut-down of facilities, fines, penalties and judgments.

We are subject to comprehensive federal, state and, in some cases, municipal laws and regulations in connection with our operations, including environmental and other laws and regulations pertaining to (i) the management (collection, transportation, recycling, storage and disposal) of waste, (ii) atmospheric emissions of pollutants, (iii) water usage and the discharge of effluents into waterways, (iv) licensing requirements, especially relating to our landfill activities, (v) land use requirements, including the protection and preservation of forests, coastlines, caves, watersheds and other features of the ecosystem, (vi) interference into specially protected areas, such as areas of cultural and historical relevance, conservation, preservation and legal reserve areas and their surrounding regions, and (vii) a broad range of occupational health and safety regulations. In addition, under certain circumstances, Brazil’s environmental laws may impose additional costs on licenses for significant impact activities, such as landfills, with proceeds to be destined toward conservation areas.

The Brazilian Constitution grants federal, state and municipal governments the authority to issue environmental protection laws and to publish regulations based on those laws. While the Brazilian federal government has authority to issue environmental regulations setting general standards for environmental protection, state governments have the authority to issue stricter environmental regulations. Municipal governments may only issue regulations regarding matters of local interest or as a supplement to federal or state laws.

With respect to environmental licensing, pursuant to Brazilian law, the projects must be licensed by a single entity, at the federal, state or municipal level. There are certain factors that must be taken into consideration to establish the licensing jurisdiction. Nevertheless, as a general rule, state governments have jurisdiction with respect to licensing potentially pollutant activities whose impacts do not spread beyond its borders. In case more than one state might be affected, the federal environmental agency, IBAMA (Instituto Brasileiro de Meio Ambiente e dos Recursos Naturais Renováveis), has licensing jurisdiction. In addition, municipalities have jurisdiction to license enterprises with strictly local impact. On the federal level, we are subject to IBAMA, which is part of the Brazilian Ministry for the Environment. In the state of São Paulo, the environmental agency is CETESB (Companhia Ambiental do Estado de São Paulo) and in the state of Paraná, the environmental agency is IAP (Instituto Ambiental do Paraná). In addition, in some of the larger municipalities in which we operate there are local regulators that enforce their own rules and licensing procedures. For example, in the city of São Paulo, we are subject to regulation by the Secretary for the Environment (Secretaria do Verde e Meio Ambiente).

Environmental liability may be attributed under civil, administrative and criminal courts, with the application of administrative civil and criminal sanctions, in addition to the imposition of an obligation to remedy the damages caused. Under applicable environmental laws and regulations, companies are subject to strict liability for damages caused to the environment, and no statute of limitations applies. Therefore, we could be civilly liable if our operations cause negative impacts on human health or environmental damage to our properties or to the property of third parties, for example, as a result of the contamination of soil, groundwater or surface water, or drinking water. We may be held liable for any environmental damage that our current or former facilities cause. As part of our restructuring activities, we have recently spun-off or sold various assets (for additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Principal Factors Affecting Our Financial Condition and Results of Operations—Divestments”), and our liability exposure would extend to these assets as well despite the fact that they are no longer under our control.

Under current Brazilian law, we could also be held liable for environmental damages caused by the former occupiers or owners of our assets, i.e. we may be responsible for repairing an asset that was environmentally degraded before our acquisition. We may also be liable for any on-site environmental contamination caused by pollutants or hazardous substances related to our or our predecessors’ activities.

In the event any of the risks described above, or any unforeseen risks in relation to our compliance with applicable regulation, materialize, we may need to shut down or reduce operation of our facilities while expensive and time-consuming remedial actions are undertaken. We may be required to spend substantial capital to bring an operation or an asset into compliance, to temporarily or permanently discontinue activities and/or take corrective actions, possibly including the removal of landfilled materials. In addition, we may also be subject to administrative and criminal sanctions or penalties, upon the breach of an environmental rule, which may include large monetary fines, mandatory increases in labor costs, cancellation of licenses and revocation of authorizations. In any of these cases, we may experience negative publicity in addition to liability for environmental remediation. Associated costs with any of these outcomes could be significant to us and impact our results of operations, cash flows and available capital. We may not have sufficient insurance coverage for our environmental liabilities, such coverage may not cover all of the potential liabilities to which we may be subject and we may not be able to obtain insurance coverage in the future at reasonable expense or at all. While we seek to minimize our exposure to such risks through comprehensive training and compliance programs, as well as vehicle and equipment maintenance programs, if we were to incur substantial liabilities in excess of any applicable insurance, our business, results of operations and financial condition could be adversely affected.

In the ordinary course of business, we have in the past, are currently, and may in the future, become involved in legal and administrative proceedings relating to land use and environmental laws and regulations. These include proceedings relating to environmental claims, with noteworthy reference to certain rules established by Brazil’s labor public ministry. The provisions established for the proceedings to which we are party to may be insufficient to cover the total cost resulting from such proceedings, and an adverse outcome of one or more of these proceedings could result in, among other things, material increases in our costs or liabilities as well as material charges for asset impairments.

Future changes in regulations, particularly in relation to our landfill operations, may result in increased liabilities and impose additional compliance costs, which could adversely affect us.

Our operations, particularly our disposal activities, may be adversely affected by changes in governmental laws or regulations, including measures seeking to address global warming or reducing the environmental impact of our operations generally. In particular, legislative changes may result in new or more stringent environmental standards imposed on us which could require additional capital commitments from us, including as a result of the need to modify or replace equipment or facilities. In addition, legislative changes may affect our ability to operate our landfills at full capacity by reclassifying items in the waste stream as hazardous, prohibiting the disposal of certain wastes, impacting the demand for landfill space, or decreasing the tipping fees and prices that we can charge for utilization of landfill space, each of which could increase the costs and decrease the profitability levels associated with the services we provide. Regulatory changes affecting the siting, design and closure of landfills could require us to undertake investigatory or remedial activities, curtail operations or close landfills temporarily or permanently.

With respect to landfill operations, we have significant financial obligations relating to final capping, closure, post-closure and environmental remediation at our existing landfills. We establishe accruals for these estimated costs, but could underestimate such accruals. Environmental regulatory changes could accelerate or increase capping, closure, post-closure and remediation costs, requiring expenditures to materially exceed our current accruals.

Moreover, our landfill operations produce methane as well as other biogases, which we process at our facilities to emit the greenhouse gases carbon dioxide and carbon monoxide. There are a number of legislative and regulatory efforts at the state, regional and federal levels to curtail the emission of greenhouse gases, among other emissions, to ameliorate the effect of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Given the emotion, moral and political significance and the uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These impacts may adversely impact the cost, potential production and financial performance of our operations.

It is also possible that government officials responsible for enforcing environmental laws and regulations may believe an issue is more serious than expected, or that we will fail to identify or fully appreciate an existing liability before we become legally responsible for addressing it. Some of the legal sanctions to which we could become subject could cause the suspension or revocation of a needed permit or license required for our operations, prevent us from, or delay us in, obtaining or renewing permits or licenses to operate or expand our facilities, or harm our reputation.

The implementation and progression of product stewardship policies and take-back requirements, may reduce demand for the services we provide, which could adversely affect us.

Environmental initiatives, such as product stewardship and take-back requirements, which hold manufacturers and other actors responsible for the disposal of manufactured goods and other products throughout such products’ life cycle, may reduce the volume of products that enter the waste stream. In Brazil, Federal Law No. 12,305/2010 established the National Solid Waste Policy, which sets out a framework of shared responsibility among manufacturers, importers, distributors, retailers, consumers and governmental agents for the life cycle of certain products, and places specific obligations on each of these entities across the waste management chain with a view toward reducing the volume of solid residues and mitigating the adverse impact on human health and the environment.

Under the existing regulatory framework, such actors are charged with taking back and managing certain products and packaging at their end of life, and participating in the actions provided for by municipal waste management plans in relation to those products and packaging not yet subject to the take-back obligation, provided that this participation has been agreed with municipalities. Take-back is currently mandatory for the following products: (i) pesticides and their packaging, as well as other hazardous packaging, (ii) batteries, (iii) tires, (iv) lubricants and lubricant packaging, (v) lamps as well as (vi) electric and electronic equipment. For other products and packaging, take-back may be made mandatory by means of specific agreements entered into by manufacturers, importers, distributors and sellers, on the one hand, and governmental authorities, on the other hand. If further take-back regulations were adopted, they could have a fundamental impact on the waste streams that we manage and how we operate our business, including contract terms and pricing. A significant reduction in the waste, recycling and other streams we manage could have a material adverse effect on our financial condition, results of operations and cash flows.

The waste management industry in Brazil is undergoing fundamental change as traditional waste streams are increasingly viewed as renewable resources, which could cause customers to seek alternatives to landfill disposal which could result in a decline in our revenues and operating results.

As we have continued to develop our landfill capacity, the waste management industry has increasingly recognized the value of the waste stream as a renewable resource and new alternatives to landfills are being developed that seek to maximize the renewable energy and other resource benefits of waste. Although most of these efforts are still in the research or pre-operational phase, and a significant portion of Brazil’s municipal waste is still being disposed of in more rudimentary open dumps, future technological advances in the waste management industry may result in increasing competition from companies that seek to use parts of the waste stream as feedstock for renewable energy supplies. As a result of such increased competition, our revenues and operating margins could be adversely affected.

In addition, we are increasingly vigilant in monitoring growing worldwide support for “zero landfill” programs, which encourage the redesign of resource life cycles with the ultimate goal of eliminating waste being sent to landfills. Implementation of such programs typically take up to ten years, and the movement in Brazil is still incipient and is just starting to gain momentum. Nevertheless, many important multinational industrial companies operating in Brazil have already indicated a commitment to a “zero landfill” philosophy and are demanding solutions to meet these ambitions. Progression of this industry trend toward a “zero landfill” philosophy could have a fundamental impact on the waste streams we manage and how we operate our business, potentially requiring, among other things, significantly increased investments in value recovery technologies to meet this changing market demand. Increased movement toward a “zero landfill” philosophy could result in higher capital commitments by us into new technologies than currently anticipated, as well as a significant reduction in the role played by our landfills in the Brazilian waste cycle, each of which could have a material adverse effect on our financial condition, results of operations and cash flows.

The provision of environmental and waste management services involves risks, such as truck accidents, equipment defects, malfunctions and failures, abnormal weather conditions and natural disasters, which may not be covered by insurance and could adversely affect our operations and financial condition.

The provision of environmental and waste management services involves inherent risks, such as truck accidents, equipment defects, malfunctions and failures and natural disasters, which could partially interrupt our activities and potentially result in releases of hazardous materials, injury or death of employees, among other negative consequences. These risks include increased rainfall and flooding, fires or explosions, natural disasters, criminal acts, malfunction of equipment and emission of toxic substances, and could expose us to potential liability for pollution and other environmental damages, personal injury, loss of life, business interruption and property damage or destruction. For example, increased rainfall can result in landslides that could threaten our landfills and other infrastructure and limit road transportation, and could also lead to flooding which could restrict our operations and damage our landfills and other facilities, and consequently, result in an increase in operational costs for environmental remediation and treatment of leachate, as well as other cost additions related to landfill operation. In addition, abnormal weather conditions and natural disasters could disrupt our electric power supply, which could affect certain of our activities, such as pumping and shredding, which could adversely affect our waste treatment activities. Finally, the effects of climate change could create impacts and losses in any part of our business operations, for instance, by causing extreme floods.

As a result, our activities could be significantly affected or even paralyzed. These risks could result in property damage, loss of revenue, loss of life, pollution and harm to the environment, among others. If any of these occur, we may be exposed to economic sanctions, damages, fines or penalties in addition to the costs required to repair or remediate the related damage. Moreover, any interruption in production capability may require us to make additional capital expenditures to remedy the problem, which would reduce the amount of cash available for our operations. These costs, fines and penalties may adversely affect our financial condition and results of operations.

Our insurance may not cover losses and liabilities resulting from such incidents. Such incidents could also harm our reputation and result in a loss of customers, which could adversely affect us.

Disagreements with the local communities where we operates can have a negative impact on our business and reputation.

We currently operate, and plans to further expand our operations, in areas considered close to communities and other population centers, including in connection with our landfill operations. Such presence could disproportionately impact certain segments of the population in these areas, or affect vulnerable demographic group (actually or perceived), which could lead to disagreements with surrounding communities, local leaderships, community associations, organized social movements and local government. In order to undertake our activities, we may be required to first consult with such groups and negotiate with them as a condition to obtaining local government approvals and the necessary operating licenses.

Our activities may be subject to opposition, including protests by various communities, even in areas in which we are not required to engage in a consultation process. Disagreements or legal disputes with these local forces could cause delays or disruptions in our operations, result in operational restrictions, adversely affect our reputation or otherwise impair its ability to conduct our operations, thus adversely affecting our business and the viability of planned projects. No assurances can be given that we will successfully reach an agreement with the different community forces opposed to our operations or that such communities will participate in consultation processes.

The provision of environmental and waste management services involves risks, such as truck accidents, equipment defects, malfunctions and failures, abnormal weather conditions and natural disasters, which could adversely affect us.

The provision of environmental and waste management services involves inherent risks, such as truck accidents, equipment defects, malfunctions and failures and natural disasters, which could partially interrupt our activities and potentially result in releases of hazardous materials, injury or death of employees, among other negative consequences. These risks include increased rainfall and flooding, fires or explosions, natural disasters, criminal acts, malfunction of equipment and emission of toxic substances, and could expose us to potential liability for pollution and other environmental damages, personal injury, loss of life, business interruption and property damage or destruction. For example, increased rainfall can result in landslides that could threaten our landfills and other infrastructure and limit road transportation, and could also lead to flooding which could restrict our operations and damage our landfills and other facilities, and consequently, result in an increase in operational costs for environmental remediation and treatment of leachate, as well as other cost additions related to landfill operation. In addition, abnormal weather conditions and natural disasters could disrupt our electric power supply, which could affect certain of our activities, such as pumping and shredding, which could adversely affect our waste treatment activities. Finally, the effects of climate change could create impacts and losses in any part of our business operations, for instance, by causing extreme floods.

As a result, our activities could be significantly affected or even paralyzed. These risks could result in property damage, loss of revenue, loss of life, pollution and harm to the environment, among others. If any of these occur, we may be exposed to economic sanctions, damages, fines or penalties in addition to the costs required to repair or remediate the related damage. Moreover, any interruption in production capability may require us to make additional capital expenditures to remedy the problem, which would reduce the amount of cash available for our operations. These costs, fines and penalties may adversely affect our financial condition and results of operations.

Our insurance may not cover losses and liabilities resulting from such incidents. Such incidents could also harm our reputation and result in a loss of customers, which could adversely affect us.

Risks Related to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions designed to control inflation, stimulate growth and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imported goods and services. We cannot control or predict changes in policy or regulations that the Brazilian government might adopt in the future.

We may be adversely affected by the economic and political conditions in Brazil as well as changes in policy or regulations at the federal, state or municipal levels involving or affecting factors such as:

•	economic, social and political instability, including allegations of corruption against political parties, elected officials or other public officials, such as those allegations made in relation to the Lava Jato investigation;
•	expansion or contraction of the Brazilian economy, as measured by GDP growth rates;
•	interest rate fluctuations;
•	currency exchange rate fluctuations;
•	inflation;
•	volatility and liquidity of domestic capital and lending markets;
•	tax policies;
•	environmental policy;
•	labor regulations;
•	energy and water shortages and rationing;
•	exchange controls and restrictions on remittances abroad, such as those restrictions that were briefly imposed in 1989 and early 1990; and
•	other economic, political, and social developments in or affecting Brazil.

Brazil is currently recovering from a recession, and continued weaknesses in the Brazilian macroeconomic environment, including a low savings rate, a high interest rate spread and high public indebtedness, could adversely affect us.

Brazil is currently recovering from a recession, and material weaknesses and imbalances continue to threaten macroeconomic stability and the future prospects of the Brazilian economy, including:

•	a notably low savings rate at 15.8% as of June 30, 2017, according to World Bank data;
•	one of the highest headline interest rates in the world at 10.1% as of June 30, 2017, according to CETIP;

•	a relatively high level public indebtedness, representing 48.3% of Brazil’s gross domestic product, or GDP as of June 30, 2017, according to the Brazilian Central Bank; and
•	an R$56.1 billion federal budget primary deficit for the six months ended June 30, 2017, according to the Brazilian Central Bank.

For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Factors Affecting Our Results of Operations.” We cannot predict what measures the Brazilian government will take in the face of mounting macroeconomic pressures or otherwise or how continued weak macroeconomic conditions may affect us.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation in order to address the current economic challenges affect economic performance and contribute further to economic uncertainty in Brazil and to heightened volatility in the Brazilian financial markets. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Brazilian Macroeconomic Environment.”

The persistence or intensification of the economic crisis in Brazil and the uncertainty over whether the Brazilian government will implement changes in policy or regulation in order to address the current economic challenges could adversely affect us.

Brazil continues to experience political instability, which may adversely affect us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazil has experienced heightened economic and political instability derived from various currently ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato, which have negatively impacted the Brazilian economy and political environment and contributed to a decline in market confidence in Brazil.

As a result of these investigations, a number of senior politicians, including members of Congress, and high-ranking executive officers of major corporations and state-owned companies in Brazil, have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals.

Amidst this background of political and economic uncertainty, President Dilma Rousseff was suspended from office on May 12, 2016, when the Brazilian Senate voted to hold a trial on impeachment charges against her. President Rousseff was replaced by Vice-President Michel Temer, who served as acting President until Ms. Rousseff was permanently removed from office by the Senate on August 31, 2016. President Temer’s term of office is set to end in December 2018.

In May 2017, several motions for impeachment proceedings against President Temer were filed in Congress by opposition parties following the surfacing of allegations that Mr. Temer had appeared to endorse the bribing of a jailed politician. On June 26, 2017, Brazil’s chief prosecutor initiated criminal indictment proceedings against President Temer, which were then referred to Congress for an indictment decision. On August 2, 2017, Congress decided by a majority vote against criminally indicting President Temer on these charges, and the charges were dismissed for the remainder of his term in office. On an unrelated proceeding, on June 9, 2017, the Brazilian Supreme Court decided that there was insufficient evidence to rule against President Temer and former President Rousseff on charges relating to illegal campaign financing during President Temer and former President Rousseff’s 2014 election campaign. On September 14, 2017, Brazil’s chief prosecutor brought additional criminal charges against President Temer, which were then referred to Congress for an indictment decision. On October 25, 2017, Congress decided by a majority vote against criminally indicting President Temer on these new charges. Nevertheless, it is possible that Brazil’s chief prosecutor may bring additional charges against President Temer in the future which, if decided against President Temer, could ultimately result in his removal from office.

We believe that some continued political instability in Brazil and new allegations of wrongdoing involving Brazilian public officials are likely. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future or will adversely affect us.

Any of the above factors may create additional political uncertainty, which could have a material adverse effect on the Brazilian economy and, consequently, on us.

The Brazilian economy and we may be negatively impacted by exchange rate instability.

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and during this period, the real/U.S. dollar exchange rate has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or intervene in the exchange rate market by returning to a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are substantial reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future

The real/U.S. dollar exchange rate reported by the Central Bank was R$3.2591 per U.S. dollar on December 31, 2016, reflecting a 16.5% appreciation against the U.S. dollar as compared to R$3.9048 per U.S. dollar on December 31, 2015, which, in turn, reflected a 47.0% depreciation against the U.S. dollar as compared to R$2.6556 per U.S. dollar on December 31, 2014. As of June 30, 2017, the real/ U.S. dollar exchange rate was R$3.31 per U.S. dollar, reflecting a 1.5% depreciation against the U.S. dollar as compared to December 31, 2016.

Depreciation of the real could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole, harm us, curtail access to financial markets and prompt government intervention, including recessionary governmental policies. Depreciation of the real can also, as in the context of the current global economic recovery, lead to decreased consumer spending, and reduced growth of the economy as a whole.

Because of the degree of volatility and the uncertainty of the factors that impact the Brazilian real’s exchange rate, it is difficult to predict future exchange rate movements. In addition, the Brazilian government may change its foreign currency policy, and any governmental interference in the exchange rate, or the implementation of exchange control mechanisms, could influence the real’s exchange rate.

An increase in inflation, as well as government efforts to combat inflation, may hinder the growth of the Brazilian economy and could adversely affect us.

In the past, Brazil has at times experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have historically had significant negative effects on the Brazilian economy generally and on Brazil’s capital markets. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 6.3%, 10.7% and 6.4% in 2016, 2015 and 2014, respectively. On June 30, 2017 the accumulated inflation over the immediately preceding 12-month period was 3.0%.

If Brazil experiences high inflation again in the future, our operating expenses and borrowing costs may increase while our operating and net margins may decrease. Inflationary pressures may also adversely affect our ability to access foreign capital markets, adversely affecting us. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Inflationary pressures may also lead the Brazilian government to intervene in the economy and introduce policies that could adversely affect us. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates. For example, the official interest rate in Brazil increased from 7.25% in 2013 to 14.25% in 2015, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil—COPOM). The official interest rate in Brazil was lowered from 14.25% to 14.00% to 13.75% in 2016, and was lowered to the current rate of 9.25 on July 27, 2017.

The government’s high interest rate policies have historically restricted credit availability and reduced economic growth, and may reduce our ability to execute our business and management plans and adversely affect us in the future. In addition, as of June 30, 2017, the interest rates of substantially all of our loans, financing and debentures and related debt acknowledgment instrument were directly tied to the interest rates in Brazil, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. An increase in such interest rates would increase our borrowing costs and may affect our ability to comply with our financial obligations, which could adversely affect us.

We are exposed to variations in interest rates, which may have adverse effects on us.

We are exposed to the risk of interest rate variations, principally in relation to Brazil’s long term interest Rate (Taxa de Juros de Longo Prazo), or TJLP, Brazil’s interbank deposit rate (Certificado de Depósito Interbancário), or CDI, and Brazil’s consumer price index (Índice de Preço ao Consumidor), or IPC. As of June 30, 2017, all of our debt was indexed to Brazilian interest rate, principally the CDI. If these interest rates were to increase, this could adversely affect us by increasing expenses in making the repayments and could restrict our ability to access financing in the future. We may not be able to adjust the prices we charges to our customers to offset increased debt payments, particularly as our contracts with our customers are typically for a term of four years.

As of June 30, 2017, the outstanding balance due on our loans subject to the CDI rate was R$1,790.7 million and, immediately following the Transaction, considering figures as of June 30, 2017, as adjusted to give effect to the Debt Restructuring, was R$1,333.2 million. As of June 30, 2017, the outstanding balance due on our loans subject to the TJLP rate was R$11.0 million.

Significant increases in consumption, inflation or other macroeconomic pressures may lead to an increase in these rates. For further information regarding our exposure to the risk of interest rate variations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Effects of Inflation and Interest rates.”

The Brazilian government’s inefficiencies or inability to implement critical reforms to improve the Brazilian tax system, labor laws and other areas key to macroeconomic vitality may negatively impact us.

Legislative rigidities, particularly in the goods and labor markets, continue to negatively impact the competitiveness and productivity of the Brazilian economy and hinder the allocation of resources to their most efficient use. Distortionary excise taxes, taxation on investments and a lack of flexibility in the Brazilian labor market are hindrances to continued and robust economic growth in Brazil. In addition, the Brazilian legal and administrative framework within which individuals, firms, and governments interact remains encumbered by bureaucratic constraints. Furthermore, a low confidence level in Brazilian government officials and in the rule of law continues to pose additional challenges. There can be no assurances that the Brazilian government will implement reforms adequately addressing these impediments to greater economic growth and, as a result, we may be adversely affected.

Risks Related to Our Ordinary Shares

We could be adversely affected by any further downgrading of Brazil’s credit rating.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on future debt issuances in the capital markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Rating agencies began the classification review of Brazil’s sovereign credit rating in September 2015, and Brazil subsequently lost its investment grade condition by the three main rating agencies. Standard & Poor’s Financial Services LLC initially reduced Brazil’s credit rating from BBB-minus to BB-plus and subsequently reduced it again from BB-plus to BB, and maintained its negative outlook on the rating, citing a worsening credit situation since the first downgrade. In December 2015, Moody’s Investors Service, Inc. placed Brazil’s Baa3 issuer and bond ratings on review for a downgrade, and subsequently downgraded Brazil’s issuer and bond ratings to below investment grade, to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s debt metrics in a low growth environment, in addition to challenging political dynamics. Fitch Ratings Inc. downgraded Brazil’s sovereign credit rating to BB-plus with a negative outlook, citing the country’s rapidly expanding budget deficit and worse-than-expected recession. As a result, Brazil lost its investment grade status from all three major rating agencies and consequently the trading prices of securities of the Brazilian debt and equity markets were negatively affected. In January 2018, Standard & Poor’s lowered its long-term rating for Brazil sovereign debt to BB-, citing less timely and effective policymaking, and a risk of greater policy uncertainty after Brazil’s 2018 elections. A continuation of the current Brazilian recession and political uncertainty could lead to further ratings downgrades.

Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and could, adversely affect us.

Future issuances of any equity securities may dilute your ownership interests and decrease the trading price of our ordinary shares.

Any future issuance of equity securities could dilute the interests of our shareholders and could substantially decrease the trading price of our ordinary shares. We may issue equity or equity-linked securities in the future, including pursuant to a private investment in public equity, or PIPE, or other offering of equity securities, for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons.

Future sales of ordinary shares held by significant shareholders, or market expectations as to any such future sales, may increase the volatility in the price of the ordinary shares and negatively impact the trading price of the ordinary shares.

The parties to the Registration Rights and Lock-Up Agreement have agreed not to transfer or otherwise dispose of any ordinary shares that they received upon consummation of the Transaction for a period of twelve months from the consummation of the Transaction, subject to certain exceptions. See “Description Of Share Capital——Registration Rights and Lock-Up Agreement.”

If any significant shareholder sells large amounts of ordinary shares in the open market or in privately negotiated transactions, or if the market has expectations as to any such future sales, this could have the effect of increasing the volatility in the price of the ordinary shares and negatively impact the trading price of the ordinary shares.

We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our Memorandum and Articles, the Companies Law, as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman

Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws from the United States and may provide significantly less protection to investors. In addition, some U.S. states, such as Delaware, have different bodies of corporate law than the Cayman Islands.

We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

The Registrant may be treated as a U.S. corporation for U.S. federal income tax purposes.

As an exempted company incorporated under the laws of the Cayman Islands, the Registrant generally is classified as a non-U.S. entity (and, therefore, not a U.S. person) under general rules of U.S. federal income taxation. Section 7874 of the Code and the Treasury regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes in certain cases. Whether the rules of Section 7874 apply to cause the Registrant to be treated as U.S. corporation for U.S. federal income tax purposes depends on the the application of complex statutory and regulatory rules to the steps of the Pre-Closing Restructuring, the Merger, and certain related transactions. There is limited guidance regarding the application of the rules of Section 7874 to the Pre-Closing Restructuring, the Merger, and certain related transactions.

Based on the terms of the Pre-Closing Restructuring, the Merger, and certain related transactions, we do not expect that the Registrant will be treated as a U.S. corporation for U.S. federal income tax purposes. Nevertheless, the application of Section 7874 is uncertain and depends, in part, on the application of complex rules, the application of which is uncertain. Accordingly, there can be no assurance that the IRS will not assert that the Registrant is treated as a U.S. corporation for U.S. federal income purposes pursuant to Section 7874, or that a court would not uphold such an assertion. If the Registrant is treated as a U.S. corporation for U.S. federal income tax purposes, the Registrant could be liable for substantial U.S. federal income tax, dividends paid to non-U.S. shareholders could be subject to U.S. withholding tax and certain other U.S. federal income tax consequences could apply to the Registrant that would adversely affect our tax and financial position. See “U.S. Federal Income Tax Considerations” below for a more complete discussion of certain U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares.

The unaudited pro forma financial information included in this prospectus may not be indicative of what our actual financial position or results of operations would have been.

The unaudited pro forma financial information in this prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Transaction been completed on the assumed date or at the beginning of the periods presented.

The unaudited pro forma financial information included in this prospectus is based on certain specified assumptions and estimates underlying the adjustments described in the accompanying notes, which are based on available information and assumptions that are factually supportable. In addition, the Registrant’s unaudited pro forma balance sheet give pro forma effect to the Transaction as if the Transaction had been consummated on June 30, 2017, while the Registrant’s unaudited pro forma statements of profit or loss gives pro forma effect to the Transaction as if the Transaction had been consummated on January 1, 2016. As a result, the Registrant’s unaudited pro forma financial information does not purport to represent what our results of operations or financial position actually would have been had the Transaction occurred on the assumed date or for the periods presented, or project our financial position or results of operations as of any future date or for any future period, as applicable.

See the section entitled “Unaudited Pro Forma Financial Information” for more information.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and may follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers.

We are considered a “foreign private issuer” under the Exchange Act and are therefore exempt from certain rules under the Exchange Act, which impose certain disclosure requirements for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Furthermore, as a “foreign private issuer” whose ordinary shares are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ Global Market requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each NASDAQ requirement with which it does not comply followed by a description of its applicable home country practice.

We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We qualify as an emerging growth company within the meaning of the Securities Act, which could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.”

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continues to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our ordinary shares that are held by non-affiliates exceeds US$700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of US$1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than US$1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares in our initial public offering. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. we may elect not to avail itself of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find our ordinary shares less attractive because we will rely on these exemptions, which may result in a less active trading market for the ordinary shares and our stock price may be more volatile.

We have a staggered board of directors, which could impede an attempt to acquire our company or remove our management.

Our Memorandum and Articles provides for a board of directors that is divided into three classes, each of which serves for a staggered term of three years. Although we have not yet designated which directors belong in each of the staggered classes, we expect to do so in the near future.

A staggered board makes it more difficult for shareholders to change a majority of the directors since only approximately one-third of the existing board of directors may be replaced at any election of directors. Once staggered classes have been designated, this arrangement may have the effect of keeping the current members of our board of directors in control for a longer period of time than shareholders may desire, and may impede any attempts to take over our company or change or remove our management.

An active or liquid trading market for our ordinary shares may not be maintained and the trading price for our ordinary shares may fluctuate significantly.

An active, liquid trading market for our ordinary shares may not be maintained in the long term and we cannot be certain that any trading market for our ordinary shares will be sustained or that the present price will correspond to the future price at which our ordinary shares will trade. Loss of liquidity could increase the price volatility of our ordinary shares.

Any additional issuance of our ordinary shares would dilute the positions of existing investors in our ordinary shares and could adversely affect the market price of our ordinary shares. We cannot assure you that our ordinary shares will not decline below their prevailing market price. You may be unable to sell your ordinary shares at a price that is attractive to you.

We will have to rely principally on dividends and other distributions on equity paid by our operating subsidiaries, and limitations on their ability to pay dividends to us could adversely impact shareholders’ ability to receive dividends on our ordinary shares.

Dividends and other distributions on equity paid by our operating subsidiaries will be our principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date hereof, we have not paid any cash dividends on our ordinary shares. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, as our key operating indirect subsidiary is established in Brazil, it is subject to certain limitations with respect to dividend payments. Limitations on our subsidiaries’ ability to pay dividends to us could adversely impact our shareholders’ ability to receive dividends on our ordinary shares.

If securities or industry analysts do not publish or cease publishing research or reports about our company, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about our company, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, our share price and trading volume would likely be negatively impacted. If any of the analysts who may cover our company change their recommendation regarding our shares adversely, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who may cover our company were to cease coverage of our company or fail to regularly publish reports on our company, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

If the Transaction’s benefits do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

If the benefits of the Transaction do not meet the expectations of investors or securities analysts, the market price of our securities may decline. Prior to the Transaction, there has not been a public market for our securities. If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our periodic financial results or the financial results of companies perceived to be similar to ours;
•	changes in the market’s expectations about our operating results;
•	success of competitors;
•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;
•	changes in financial estimates and recommendations by securities analysts concerning our company or our industry in general;
•	operating and share price performance of other companies that investors deem comparable to ours;
•	changes in laws and regulations affecting our business;
•	our ability to meet compliance requirements;
•	commencement of, or involvement in, litigation involving us;
•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of our ordinary shares available for public sale;
•	any major change in our board of directors or management;

•	sales of substantial amounts of our ordinary shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and
•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and NASDAQ in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these shares, and of our securities, may not be predictable. A loss of investor confidence in the market for travel-related securities or the shares of other companies which investors perceive to be similar to ours could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

There is no guarantee that our ordinary shares will continue to qualify for listing on the NASDAQ for any period of time, and the failure to have our ordinary shares listed for any reason may negatively affect the value of our ordinary shares.

Our ordinary shares began trading on the NASDAQ on December 22, 2017. There are no guarantees that our ordinary shares will continue to qualify for listing on the NASDAQ. If our ordinary shares are ever in the future delisted, the holders could face significant consequences, including:

•	a limited availability for market quotations for our securities;
•	reduced liquidity with respect to our securities;
•	a determination that our securities are a “penny stock,” which will require brokers trading in those securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for those securities;
•	limited amount of news and analyst coverage for our company in the United States; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

An active or liquid trading market for our ordinary shares may not be maintained and the trading price for our ordinary shares may fluctuate significantly.

An active, liquid trading market for our ordinary shares may not be maintained in the long term and we cannot be certain that any trading market for our ordinary shares will be sustained or that the present price will correspond to the future price at which our ordinary shares will trade. Loss of liquidity could increase the price volatility of our ordinary shares.

Any additional issuance of our ordinary shares would dilute the positions of existing investors in our ordinary shares and could adversely affect the market price of our ordinary shares. We cannot assure you that our ordinary shares will not decline below their prevailing market price. You may be unable to sell your ordinary shares at a price that is attractive to you.

You will have limited ability to bring an action against us or our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in Brazil and because a majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct our operations in Brazil. All of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against our company or against these individuals in the Cayman Islands or in Brazil in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Brazil could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Shareholders of Cayman Islands exempted companies such as our company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under Cayman Islands law to determine whether or not, and under what conditions, our corporate records could be inspected by our shareholders, but are not obliged to make them available to our shareholders. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

USE OF PROCEEDS

If all of the public warrants described in this prospectus are exercised in full, we will issue 18,499,999 ordinary shares and we will receive aggregate net proceeds of up to approximately US$212.7 million. We intend to use a portion of the proceeds from any exercise of the public warrants to amortize our existing indebtedness, and the remainder of such proceeds for general corporate purposes.

The selling shareholders will receive all of the proceeds from the sale of any ordinary shares sold by them pursuant to this prospectus. We will not receive any proceeds from these sales.

INFORMATION ABOUT THE BRAZILIAN WASTE MANAGEMENT INDUSTRY

OVERVIEW

The Brazilian waste management industry is highly fragmented, and there are several prominent players that engage in all aspects of the value chain, comprised of various business segments such as collection, recycling, and landfill disposal. In terms of the collection of waste, no single player accounts for more than 10.0% of market share, and the top five largest players collectively account for 28.0% in 2016. Nevertheless, there are several prominent players that engage in all aspects of the value chain, with us being the largest. Competition in the waste management industry is mainly driven by a few large companies and several small regional companies. We also compete with municipalities that maintain waste collection or disposal operations, which may have financial advantages due to the availability of tax revenue and tax-exempt financing, but which do not provide waste management services outside the borders of their own municipality.

Brazil generated around 78.3 million tons of MSW in 2016, a 2.0% decrease as compared to 2015, according to ABRELPE data, while population growth during the same period was 0.8% according to IBGE. The majority (74.7%) of this waste originated from two main regions in Brazil: the Southeast and Northeast. In 2016, approximately R$24.5 billion was spent by municipal departments in Brazil on urban cleaning and MSW collection and disposal, according to ABRELPE data. In 2016, it is estimated that approximately 41.6% of MSW collected was not properly disposed, and approximately 7.0 million tons of waste volume remained uncollected according to ABRELPE data.

Over the past decade, economic growth in Brazil has lifted millions out of poverty and into the middle class, stimulating solid waste generation on both an absolute and per capita basis with a 1.5% and 0.6% CAGR, respectively, from 2010 to 2016. While Brazil experienced decelerated GDP growth starting in 2014, prior to such stagnation and eventual recession, there was a strong correlation between growth in GDP and increases in waste generation and collection. For example, in 2010, when GDP growth was 7.5%, collection growth was 8.0% year-over-year compared to generation growth of 6.9% year-over-year. Even with negative GDP growth in 2015, MSW generation and collection grew on both absolute terms and on a per capita basis. In 2016, however, MSW generation and collection followed the negative GDP growth and decreased both on absolute terms and on a per capita basis. Between 2010 and 2016, waste collection in Brazil experienced a CAGR of 2.3%. The table set forth below illustrates the growth of waste generation and waste collection between 2010 and 2016:

Waste Generation Growth
(million tons)

CAGR10-16: 1.5%
71.4
72.6
73.6
76.4
78.6
79.9
78.3
2010
2011
2012
2013
2014
2015
2016

Waste Collection Growth
(million tons)

CAGR10-16: 2.3%
62.1
63.9
66.1
69.0
71.2
72.5
71.3
2010
2011
2012
2013
2014
2015
2016

Source: ABRELPE

Waste management in Brazil benefits from two significant upsides. First, Brazil’s positive commitment towards environmental matters and environmental regulation led to the enactment of the National Solid Waste Policy (PNRS), enacted in 2010. Among other things, the creation of the PNRS established long sought-after sustainability goals it and introduced the following measures:

•	Concept of shared responsibility among waste generators, collectors and waste management companies;
•	The creation of regional waste management authorities so that smaller municipalities can share resources to promote cost reduction programs; and

•	Tax incentives for energy generated from waste.

Most notably, the PNRS made uncontrolled disposal of waste illegal and has imposed strict penalties for the improper disposal of waste. To comply with the requirements of the PNRS, various municipalities throughout Brazil have implemented deadlines to comply with the proper disposal of solid waste, ranging from July 2018 to July 2021 depending on size of the municipality:

•	State capitals and metropolitan municipalities must comply by July 2018;
•	Cities that neighbor state capitals or metropolitan areas and those with more than 100 thousand inhabitants must comply by July 2019;
•	Cities between 50 and 100 thousand inhabitants must comply by July 2020; and
•	Cities with less than 50 thousand inhabitants must comply by July 2021.

To illustrate the untapped potential that the adoption of the PNRS has given private waste management companies, 41.6% of the waste collected in Brazil in 2016 (corresponding to 29.7 million tons of waste) had been improperly disposed of.

Source: ABRELPE

Second, as Brazil’s GDP per capita increases, so does its generation of waste. As the chart below illustrates, Brazil had already become the third largest solid waste producer in the world by 2015, only behind China and the United States. Nevertheless, Brazil (5.1%) had a comparatively higher CAGR than the United States (0.7%) in terms of waste generation per capital between 2010 and 2015.

Source: International Solid Waste Association

In 2015, Brazilians produced on average 379.6 kg of waste per year, while Europeans and Americans produced 470 kg and 712 kg of waste per year on a per capita basis, respectively. If Brazil’s GDP per capita continues to grow at its recent pace waste production might reach European levels before 2025, bringing an additional 40 million tons of waste into the waste management industry, or approximately 65% growth. The table below compares Brazil, the European Union and the United States in waste generation, waste generation per capita CAGR, and estimated waste generation for the periods indicated:

Source: Abrelpe, Eurostat, Biocylce

Collection

Waste collection involves the gathering of waste from its point of origin and the delivering of waste to a treatment facility. The collection of waste is the first link in the waste management value chain and puts waste collectors in direct contact with waste producers. Waste collectors are divided by producer type and by waste class and can either be private companies or state-owned entities. Collection services can be contracted via contract or provided by the municipality. MSW collection services in Brazil remain highly fragmented with a large number of operators across the country varying in size, scale and segment focus. Hazardous residues (Class I) collection is often performed by specialized waste management companies with the ability to properly classify and transport the waste as well as maintain required waste management records.

Another characteristic of the Brazilian waste management market is its regional disparity, with predictably higher amounts of waste collected in more heavily populated regions. More than half of the waste (52.7%) generated in Brazil is collected in the Southeast region, which includes large urban centers such as São Paulo, Rio de Janeiro and Belo Horizonte, while approximately 22% is collected in the less densely populated Northeast region. The graphic below illustrates the regional differences in waste collection in 2015:

Recycling

In Brazil, the major waste collectors provide the waste stream to recycling cooperatives. These cooperatives are in charge of sorting, compacting and reselling the recyclable products. Some waste management companies such as ourselves and Cavo, partner with local NGO’s to provide support and advice to these cooperatives to improve their operations. The proper incentives or marketability of the recyclable products are key for the increase in the rates of recycling. Historically, organic waste represents approximately two thirds of the country’s total Urban Solid Waste and is followed by plastics and cardboard, which account for approximately 20% to 25% of the total. The high concentration of organic materials is illustrative of the high percentage of household income spent on groceries. As the economy grows and matures, recyclable materials will increase which shall complement revenues.

The trends in recycling in Brazil are geared towards reverse manufacturing, particularly for used refrigerators and air conditioning units. This activity consists of dissembling refrigerators and air conditioning units, recycling some of the parts and capturing chlorofluorocarbons. The success of some of the reverse manufacturing initiatives is still highly dependent on new regulation and subsidies to be established in Brazil to promote the acquisition of newer, more energy efficient refrigerators. Landfill, described below, shall be impacted by recycling requirements as it may reduce volumes. However, the value added from additional revenue from higher margins, sorting business, value recovery and reverse engineering offset the effects of the reduced volumes.

Landfills

Disposal of waste in landfills is the most widely-used method to dispose of waste in Brazil. Landfills involve sophisticated lining and collection systems to control leachate, avoid contamination of the ground water, as well as capture and burn biogas. However, it has recently faced restrictions due to more stringent legislation and regulations. There are three types of landfills in Brazil mainly differentiated by their treatment infrastructure and facilities and the environmental standards used:

•	Sanitary Landfills or Aterro Sanitários: Brazil’s highest possible landfill classification, awarded to landfills with the necessary infrastructure to meet the environmental and public safety requirements. In 2016, 58% of MSW was disposed of in Sanitary Landfills.
•	Controlled Landfills or Aterro Controlado: This category applies to landfills that have some treatment infrastructure in place, but are not fully compliant with applicable environmental and public safety requirements. In 2016, 24% of MSW was disposed of in Controlled Landfills.
•	Uncontrolled Landfills or Lixão: This category applies to the lowest disposal classification in Brazil and represents a location where waste is thrown with no established treatment infrastructure (e.g., no drainage). In 2016, 17% of MSW was disposed of in Uncontrolled Landfills.

We believe that Brazil will continue to expand on existing landfills and to establish new landfills in the future, which is similar to the trend seen in the United States market of focusing on higher rates of disposition at landfills. Landfills are seen as a stable source of revenue with tipping fees growing faster than inflation as a relevant source of revenues and having waste to energy and recycling as complementary revenues. Since 1982, tipping fees in the United States have been growing faster than inflation. The Consumer Price Index (CPI) increased 2.9% since 1982, while tipping fees grew 6.0%, or a 3.1% CAGR in real terms. In the United States, tipping fees average US$50 per ton while in Brazil, they range from US$15 to US$30 per ton, depending on the landfill site and region. Drivers of the sharp growth in tipping fees are (i) growth in waste generation per capita; (ii) the need for bigger and further away landfill projects; (iii) increasing complexity in permitting higher disposal and treatment costs; and (iv) the development of recycling alternatives and other waste-to-energy initiatives. As illustrated by the graphs below, the vast majority of municipalities in Brazil do not yet have designated landfills and there is ample room for growth:

There are significant opportunities in the waste disposal segment, notably in the less-densely populated Northern, Northeastern and Center-Western regions of Brazil. To accomplish the goal established by the Brazilian Ministry of the Environment, it is necessary to more than double the number of municipalities that dispose of MSW in landfills. Several large municipalities, most notably Rio de Janeiro, the second largest city in Brazil with a metropolitan population of over 12 million people, have yet to follow the national trend of granting private MSW collection concessions as has already been done in other cities such as São Paulo, Maceió and Salvador. According to ABRELPE, in 2016, approximately R$24.5 billion (equivalent to US$7.5 billion) was spent in Brazil on urban cleaning and MSW collection and disposal. The vast size of the urban cleaning, collection and disposal market, coupled with the low penetration rate of private services, illustrates the tremendous growth potential of this market segment.

Medical Waste

In recent years, there has been strong growth in Brazil in the medical waste collection segment, and represents an additional segment for positive growth in the future. In 2016, 81% of the country’s municipalities had implemented a medical waste treatment system. According to ABRELPE, 256.2 thousand tons of medical waste were properly collected and disposed of in Brazil in 2016, representing a slight 1.5% decrease over 2015. Federal, state and municipal regulators continue to pass regulation to enforce proper collection, treatment and final destination of medical waste. The heavily populated Southeast region represented 70.4% of the medical waste collected in 2016 while the Northeast region represented an additional 14.4%. The North, South and Center-Western regions represented the remaining 15.2%. In 2016, medical waste treatment technologies in Brazil had an installed capacity of 995 tons per day.

REGULATORY OVERVIEW

There have been significant developments in the regulatory environment of the waste management industry in Brazil at the federal, state and municipal levels. These new regulations have significantly benefited the waste management operators, and have created opportunities for the remediation business as well as for services in the collection, treatment and destination of all waste types. Recently, Brazilian environmental regulatory agencies have been increasing their enforcement activities aimed at reducing environmental damages and enforcing current regulations.

The Brazilian waste management industry is heavily regulated at the federal, state and municipal levels. At the federal level, the main regulatory bodies are: IBAMA (Instituto Brasileiro de Meio Ambiente) and National Council of the Environment (CONAMA), which are part of the Ministry for the Environment, and ANVISA (Agência Nacional de Vigilância Sanitária). The federal authorities work in conjunction with the state authorities. For example, in the State of São Paulo, the environmental authorities are CETESB (Companhia Ambiental do Estado de São Paulo) and SMA (Secretaria de Meio Ambiente), while in the State of Paraná, the environmental authorities are IAP (Instituto Ambiental do Paraná) and SEMA (Secretaria de Estado do Meio Ambiente e Recursos Hídricos). In addition, in some of the larger municipalities there are local regulators that enforce their own rules. For example, in the city of São Paulo, the environmental authority is the Secretary for the Environment (Secretaria do Verde e Meio Ambiente) and, regarding health issues, COVISA (Coordenação de Vigilância e Saúde).

The Brazilian Constitution grants federal, state and municipal governments the authority to issue environmental protection laws and to pass regulations based on those laws. While the Brazilian federal government has jurisdiction to issue environmental regulations setting minimum general standards for environmental protection, state governments have the jurisdiction to issue stricter environmental regulations. Municipal governments may only issue regulations regarding matters of local interest or aiming at supplementing federal or state laws.

Environmental Regulations

a.	Environmental Liability

Environmental liability may be attributed under civil, administrative and criminal courts, with the application of administrative and criminal sanctions, in addition to the obligation to redress the damages caused.

The Brazilian National Environmental Policy sets forth strict civil liability for environmental damages. The fact that the offender’s operations are licensed does not waive such liability. Under Brazilian law, legal entities and individuals directly or indirectly involved in the damaging or polluting activities are subject to joint and several liabilities.

Criminal liability also applies to both individuals and legal entities that violate environmental laws. As a result, a legal entity’s officer, administrator, director, manager, agent or proxy may also be subject to criminal liability if he is negligent or commits environmental crimes. Settlement of civil and administrative proceedings does not prevent criminal prosecution. Freedom-restricting-penalties (confinement or imprisonment) are often reduced to right-restricting penalties, such as community services.

Administrative penalties include single or daily fines, full or partial suspension of activities, right-restricting penalties and orders to redress damages, among others. In addition to criminal and administrative sanctions, Brazilian environmental laws require the offender to repair or indemnify for damages caused to the environment and to third parties. Enforcement of fines may be suspended upon settlement with environmental authorities for damage redress. In the event of failure to redress damages or to pay fines, the corporate veil piercing doctrine may apply.

In addition, according to Brazilian legislation, after the closure of a landfill, we must continue to monitor the underground and surface water and maintain the leachate treatment, the gas collection system, the drainages and the capping of closed landfills for a long period, until the closed site is no longer potentially harming to the environment or the community.

b.	Environmental Licenses

For a description of licensing requirements, see “Business—Business Segments—Landfills—Licensing Regulations for Landfills”.

c.	Management of waste

The Solid Residues National Policy, which is outlined by the Federal Law No. 12,305/2010, determines that the management and final disposal of residues must not cause any damage to the environment, nor any inconvenience to the public health and welfare. As a result, Brazilian legislation regulates the sorting, collection, storage, transportation, treatment and final disposal of residues, and states that parties outsourcing such activities are jointly liable with the contracted third parties in the event of environmental damages.

Inappropriate disposal as well as potential accidents resulting from the transportation of waste can be a factor of environmental contamination and trigger the imposition of penalties at the administrative (which could include warnings, fines, embargoes, and suspension of financing and tax benefits) and criminal levels, despite the obligation to redress the damages caused.

The Solid Residues National Policy also created a new legal regime intended to produce a positive impact on the waste management industry. The creation of this new regime established relevant waste management sustainability goals through the following measures:

•	shared responsibility among manufacturers, importers, distributors, retailers, consumers and governmental agents for the life cycle of certain products, which places specific obligations on each of these entities across the waste management chain;
•	regulation of the regional and local waste management authorities, in order to guide such authorities on the management of waste and allocate resources to those entities for promoting cost reduction programs; and
•	requires the private sector to develop waste management plans, which includes segments such as mining, industrials, hospitals, drugs manufacturers, water and sewage companies, construction companies, ports, airports, roads, railways and companies within the agribusiness, among others. Those that do not comply with the Solid Residues National Policy would not be entitled to eventual environmental licenses that would be required to their businesses;
•	prohibits the disposal of solid waste into dumps, which shall be gradually eliminated or cleaned up (decontaminated);

•	establishes the mandatory reverse logistics, which consists in returning products post consumption from the final consumer to the manufacturer or importer independently from the public waste collection; and
•	tax incentives for energy generated from waste.

Finally, as the waste-to-energy technology becomes more efficient and cost effective, new opportunities are being presented to Brazilian waste management companies to enter into the power generation business, notably through landfill gas and the development of new businesses to supply the international demand of carbon credits. As waste-to-energy technology—such as in our value recovery segment—becomes more efficient and cost effective, new opportunities might arise for waste management players in Brazil to enter into the power generation business through landfill gas and clean waste incineration, among other methods.

The National Solid Waste Policy also sets forth specific obligations with a view to reduce the volume of solid residues and mitigate the adverse impact on human health and on the environment, such as the take-back obligations imposed to manufacturers or other actors in the product life cycle of certain products.

d.	Contaminated areas

The existence of contamination may be confirmed by investigatory evaluations carried out by specialized technical consultants, through the assessment of past and current conditions of the area, occupancy history, natural characteristics, sampling of soil and groundwater, among other aspects. An area may be deemed as contaminated when the concentration of polluting substances is higher than the quality standards set forth by the applicable legislation. Contamination events may arise from planned, accidental or even natural pollution due to the disposal, accumulation, storage or infiltration of substances or wastes, resulting in adverse impacts to the soil and water.

In the civil sphere (strict liability, irrespective of fault), the remediation of environmental damages involves joint and several liability, which means that the detection of contamination requires that actions be taken by the causer of the damage (even if it does not have the possession or ownership of the area), by the owners and occupants of the property, as well as by whomever benefits itself from the existing environmental damage. The environmental agency may require from any of the aforementioned agents that corrective steps be taken to establish quality levels compatible with the present and future use of the area.

It is also important to bear in mind that claims seeking the restitution of environmental damages are not subject to cap values. Likewise, liabilities for environmental damages are not subject to statute of limitations and, therefore, shall not be extinguished by the course of time.

BUSINESS

This section sets forth certain information on our business and certain of our financial and operating information appearing elsewhere in this prospectus. It may not contain all the information about us that may be important to you, and we urge you to read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Financial Information,” and the Company’s consolidated financial statements included elsewhere in this prospectus.

OVERVIEW

We are the largest waste management company in Latin America in terms of disposal capacity, collection volume and market share, providing collection, transfer, recycling and disposal services to more than 31 million people. We provide municipal, commercial and industrial customers with a full range of waste management solutions, with a focus on leveraging our strategic disposal network to capture compelling growth opportunities in the Brazilian waste management industry. With the goal of creating and maintaining vertically integrated operations, We seek to serve the waste management needs of our customers from the point of collection to the point of disposal, a process we refer to as internalization. By internalizing the waste in the markets in which we operate, we are able to capture higher operating margins while simultaneously attaining a stable revenue stream, with the overall effect of creating significant barriers to entry for competitors.

As of June 30, 2017, we operated the largest landfill portfolio in Brazil, comprised of 13 landfills for non-hazardous residues (Class IIA and IIB) and three landfills also handling hazardous residues (Class I). In 2016, we handled over 16,000 daily tons of waste and, as of June 30, 2017, our landfills have a combined remaining licensed capacity of approximately 134 million cubic meters, with a robust pipeline of 24.2 million cubic meters of additional unlicensed capacity as of June 30, 2017. Our waste management infrastructure also includes three autoclaving facilities for the treatment and disposal of medical waste, five transfer stations, two units for blending hazardous waste, one refuse-derived fuel (RDF) facility, one electronic recycling plant (REEE), two landfill gas-to-energy facilities containing a total of 10 electricity generators with an aggregate 14 MW of installed capacity, one leachate treatment facility and a fleet of 983 vehicles supporting our collection business.

The graphic below highlights the main features of our fully-integrated waste management operations:

Our geographic focus is on densely populated urban markets where we can capitalize on upstream and downstream opportunities for vertical integration through a strategically-planned and high-quality landfill-infrastructure. The states in which we operate represent approximately 50.0% of the population and 60.0% of the GDP of Brazil, according to the Governmental Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.

The map of Brazil below demonstrates our geographic footprint and our capabilities in the main markets in which we operates.

Brazil is geographically similar in size to the continental United States, and we believe the Brazilian waste management market exhibits many of the same characteristics as the U.S. market 30 years ago. There are 2,976 landfills in Brazil as of June 2017, according to the International Solid Waste Association, or ISWA, and ABRELPE, of which approximately 25% are duly licensed and comply with regulatory and environmental standards and the remaining 75% are open dumps that are considered illegal. By contrast, there are 1,700 landfills in the United States today, as compared with 7,924 in 1988 when the enforcement of the Resource Conservation and Recovery Act and other environmental regulations had begun to solidify.

The Brazilian waste management industry demonstrates strong underlying volume growth with MSW having grown at a 4.0% compound annual growth rate from 2008 to 2015, according to the Brazilian Association of Public Cleaning and Waste Management (Associação Brasileira de Empresas de Limpeza Pública e Resíduos Especiais), or ABRELPE. Considering such growth trends coupled with the fact that close to one half of all MSW in Brazil, or 37 million tons annually, is not properly disposed of according to ABRELPE, we believe we are uniquely poised to opportunistically expand our operations to meet this unmet demand, given our extensive know-how and specialized development and operational teams. We expect these efforts to be propelled by positive shifts in the regulatory framework as municipalities accelerate efforts to comply with the Brazilian 2010 Solid Waste National Policy elevating standards of MSW collection and disposal, with deadlines ranging from July 2018 to July 2021 depending on size of the city.

We are a market leader in a fragmented industry, where we enjoys an 8.0% market share, with the top five players capturing only 28.0% of the total market, according to our analysis based on the most recent ABRELPE data available from 2016. We view the Brazilian market as ripe for consolidation, with a larger player like ourselves as a natural consolidator, particularly given the additional financial resources that we will enjoy as a result of the Transaction. The graph below demonstrates our market share relative to our main competitors as of 2016:

We have demonstrated consistent revenue generation across economic cycles, and have been able to achieve stable revenue growth for the past three years despite challenging macroeconomic conditions in Brazil. Despite Brazilian gross domestic product, or GDP, contracting by 3.8% and 3.6% in 2015 and 2016, respectively, our revenues from services rendered grew by 3.5% and 4.0% in 2015 and 2016, respectively, and revenues from services rendered (excluding revenues from divested operations) grew 6.9% and 8.1% in 2015 and 2016, respectively.

In spite of the recent economic downturn in Brazil and the consequent decrease in purchasing power among the general population, we believe our business has performed well and is generally less vulnerable to economic crises than companies operating in other sectors. We see the collection and disposal of municipal solid waste as an essential service exhibiting inelastic demand, which is largely insulated from economic downturn. Furthermore, in scenarios of high interest rates and credit constraints, we believe that our competitors, most of which are financially distressed companies that lack the scale, technology and skilled management that we possess, typically suffer the most, thus presenting opportunity in terms of market space for larger players like ourselves.

As the Brazilian economy demonstrates signs of recovery, benefiting from lower inflation, ongoing rate easing, strengthening currency, and predicted return to GDP growth according to Brazilian Central Bank estimates, we believe that we are well-positioned to capitalize on future growth opportunities with a strengthened balance sheet as a result of the Transaction.

The table below shows our key performance metrics together with Brazilian macroeconomic data for the periods indicated (which does not reflect the impact of the Transaction on our results of operations and financial position).

	For the six months ended June 30,		For the year ended December 31,				CAGR 2014 - 2016
	2017	2017	2016	2016	2015	2014
	(in millions of US$, except percentages)(1)	(in millions of R$, except percentages)	(in millions of US$, except percentages)(1)	(in millions of R$, except percentages)			(%)
GDP growth (reduction)(%)	1.2%	1.2%	(3.6)%	(3.6)%	(3.8)%	0.1%	N/A
Revenues from services rendered	203.0	671.4	421.1	1,393.0	1,338.9	1,293.6	3.8%
Revenues from services rendered (excluding revenues from divested operations)(2)(3)	203.0	671.4	421.1	1,393.0	1,289.1	1,205.8	7.5%
Profit/loss for the period from continuing operations	40.1	132.6	(102.3)	(338.5)	(190.1)	(98.0)	N/A
Adjusted EBITDA(4)(5)	56.5	187.0	117.7	389.4	323.3	191.3	42.7%
Adjusted EBITDA Margin(6)	27.9%	27.9%	28.0%	28.0%	25.1%	15.9%	N/A
Volume growth(7)	(1.9)%	(1.9)%	4.1%	4.1%	-0.4%	3.6%	1.8%
Pricing growth(8)	2.4%	2.4%	4.0%	4.0%	7.3%	3.6%	5.6%
Total sales growth(9)	0.5%	0.5%	8.1%	8.1%	6.9%	7.2%	7.4%
(1)	Solely for the convenience of the reader, the amounts in reais for the six months ended June 30, 2017 and for 2016 have been translated into U.S. dollars using the rate of R$3.3082 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Revenues from services rendered (excluding revenues from divested operations) is defined as revenues from services rendered excluding the effects of revenues from assets divested by us as part of our corporate restructuring efforts. We believe that the presentation of revenues from services rendered (excluding revenues from divested operations) provides investors with a more meaningful understanding of our revenues exclusive of items that we believes otherwise distort comparability between periods. Revenues from services rendered (excluding revenues from divested operations) does not have a standardized meaning and is not a recognized measure under GAAP or IFRS, and may not be comparable with measures with similar names presented by other companies. Revenues from services rendered (excluding revenues from divested operations) should not be considered by itself or as a substitute for revenues from services rendered or other measures of operating performance, liquidity or ability to pay dividends. For more information on our divested assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Divestments.”
(3)	For reconciliation from our revenues from services rendered to revenues from services rendered (excluding revenues from divested operations), see “Selected Consolidated Historical Financial Data—Reconciliation of Non-IFRS Financial Measures and Income Statement Data.”

(4)	We calculate adjusted EBITDA as net income (loss) for the period from continuing operations plus total finance expenses, net, depreciation, amortization and depletion, income tax and social contribution, as adjusted to eliminate the effects of certain events that, in our opinion, are isolated in nature and, therefore, hamper comparability across periods, including mainly (i) certain gains and losses incurred in the context of our comprehensive financial and organizational restructuring process occurring from 2014 to 2017, including gains and losses on the sale of certain assets sold to related parties in an effort to streamline our operations, severance expenses in connection with headcount reductions and extraordinary expenses relating to our restructuring incentive plan, and (ii) the non-cash effect of certain accounting adjustments consisting of (A) impairment expenses as a result of lower than expected returns on certain of our landfills, (B) write-offs of property, plant and equipment following a review of historical transactions with certain of our suppliers and (C) provisions established in connection with our participation in a specific tax amnesty program in 2017 available for a potentially limited period of time, and (iii) the effects of assets divested by us as part of our corporate restructuring efforts (our contracts with Petrobras related to Estre O&G’s divested operations, sub-scale collections operations (Azaleia), and the Estrans landfill in Argentina). We believe that the presentation of Adjusted EBITDA provides investors with a more meaningful understanding of our operational results exclusive of items that we believe otherwise distort comparability between periods, including by isolating the effects of our ongoing operations. Adjusted EBITDA does not have a standardized meaning and is not a recognized measure under GAAP or IFRS, and may not be comparable with measures with similar names presented by other companies. Adjusted EBITDA should not be considered by itself or as a substitute for net income, operating income or cash flow from operations or other measures of operating performance, liquidity or ability to pay dividends.
(5)	For reconciliation from our net income (loss) from continuing operations to Adjusted EBITDA, see “Selected Consolidated Historical Financial Data—Reconciliation of Non-IFRS Financial Measures and Income Statement Data.”
(6)	Our Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Revenues from services rendered (excluding revenues from divested operations). Adjusted EBITDA Margin does not have a standardized meaning and is not a recognized measure under GAAP or IFRS, and may not be comparable with measures with similar names presented by other companies. Adjusted EBITDA Margin should not be considered by itself or as a substitute for net income, operating income or cash flow from operations or other measures of operating performance, liquidity or ability to pay dividends.
(7)	Volume growth represents the rate of change in the total tons of waste handled by our operations over a given period. We use this metric to evaluate the size and scale of our operations.
(8)	Pricing growth is defined as the average change in prices applicable under our landfill and collection contracts over a given period.
(9)	Total sales growth is defined as pricing growth plus volume growth. We use this metric to evaluate the commercial performance and evolution of our operations.

For information relating to the Registrant’s unaudited pro forma financial information as adjusted to give pro forma effect to the Transaction, see “Unaudited Pro Forma Financial Information”.

We have been undergoing a comprehensive financial and corporate restructuring over the past several years pursuant to which we have reviewed and rationalized our cost structure, pricing, compliance and controls, planning processes, information technology and use of data. This restructuring effort has yielded several tangible benefits through focus on the following initiatives, among others; (i) the comprehensive redesign of our management information systems, including migration to SAP and implementation of CRM Oracle solutions and pricing systems, with the effect of improving efficiency of pricing and internal controls; (ii) the sale of certain assets that negatively impacted our margins and did not align with our strategic vision, (iii) collection of overdue accounts and successful implementation of price adjustments on certain large contracts with our municipal customers and (iv) the reorganization of our senior management team, including, through the implementation of our restructuring incentive plan in 2015 and the appointment of a new chief executive officer, Sergio Pedreiro, also in 2015, who launched efforts to instill a new results-oriented culture in our company, including by replacing certain members of upper management, reducing corporate headcount by approximately 30%, and implementing an objective, results-based compensation system for our management.

Under Mr. Pedreiro’s guidance, we have implemented several concrete efforts with the goal of operating at a level of sophistication and efficiency similar to that of major U.S. waste management companies, which we believe distinguishes us from our Brazilian competitors. Among these initiatives, Mr. Pedreiro has leveraged his international experience in finance and business administration, including his tenure as a member of the board of directors at Advanced Disposal Inc., to revamp our compliance infrastructure. Under Mr. Pedreiro’s leadership, we have demonstrated a focused commitment to strengthening our compliance policies and internal control system. Mr. Pedreiro appointed a seasoned compliance officer in 2015 and implemented a comprehensive new compliance program applicable to all employees and suppliers that is focused on transparency and ethical conduct, stipulating processes and procedures designed to detect and prevent improper conduct (for additional information regarding our compliance program, see “Business—Code of Ethics and Anti Corruption Policy”). We view our compliance policies, and our focus on, and commitment to compliance, as a material competitive advantage in seeking to ensure the sustainability of our business model.

In addition, Mr. Pedreiro redesigned our control framework, implementing SAP and CRM Oracle solutions with the effect of significantly improving efficiency and financial oversight by, among other benefits, reducing manual efforts and related errors by automating labor intensive tasks and, in so doing, improving productivity through data driven decision making. Prior to these initiatives spearheaded by Mr. Pedreiro, our pricing systems and contract management were largely operated manually and thus subject to a greater degree of human error. We believe that these efforts combined with the success of our corporate restructuring initiatives positions us to better capture the intended benefits of the Transaction, combining a more efficient cost structure with greater financial flexibility.

In order to propel future growth and fully realize the expected benefits from the Transaction, we are focused on executing a number of expansion-oriented initiatives for organic growth, including, among others: (i) the development of new landfills, with five landfills in the pipeline, (ii) the roll-out of new landfill gas-to-energy facilities, (iii) commercial efforts to attract new C&I customers to our existing landfills, (iv) the development of new transfer stations to expand the coverage area of our existing waste disposal infrastructure and (v) the attainment of new municipal contracts through competitive bidding processes.

We believe that our existing operations provide a scalable platform to drive profitable growth through strategic acquisitions. In 2011, Our successful acquisition of Cavo Serviços e Saneamento S.A. solidified our leadership position in the Brazilian market and, since then, we have successfully executed seven other acquisitions of collection and disposal operations. Due to our scale relative to that of our competitors, we intend to pursue a tuck-in acquisition strategy, with the objective of increasing revenues and broadening our capabilities driven by acquisitions with a relatively small average transaction size. We anticipate that we will be better equipped with the financial resources to more actively pursue acquisition opportunities as a result of the Transaction. We are currently engaged in active discussions with several potential M&A targets that we believe could be completed at accretive adjusted EBITDA multiples and if such transactions are consummated, we further believe they could contribute to significant incremental revenues and adjusted EBITDA.

HISTORY

Our company was founded in 1999 by entrepreneur Wilson Quintella Filho along with Gisele Mara de Moraes and two other shareholders, as a company initially focused on the development of landfills for non-hazardous residues in the State of São Paulo. In 2000, we began operating our first landfill, CGR Paulínia, in the city of Paulínia, State of São Paulo, which, at that time, had a daily handling capacity of 500 metric tons of non-hazardous residues. In 2001, we developed our second landfill, CDR Pedreira, in the city of São Paulo, which we later sold in 2014, as more fully described below.

In 2005, we established Estação Ecologia and began recycling construction materials, and, in 2006, we began the collection of biogas in CGR Paulínia, and in 2017, we acquired Oxil in 2007, a company focused on the recycling and reassembling of electronics.

In 2008, Estre Petróleo e Gás Ltda. began its operations in renting and supplying oil rigs for the oil and gas industry and providing other services, such as the completion, restoration, deepening and cleaning of, as well as water injection into, oil and gas wells. That same year, we acquired Pollydutos, a company that installs and provides maintenance services for petroleum pipelines and ducts, and transports oil, gas and other fuels. We later transferred these businesses to Wilson Quintella Filho in 2014, as described below.

In 2009, we acquired, together with Angra, the hazardous and non-hazardous waste treatment and disposal businesses in the states of São Paulo and Paraná of Veolia, a multinational waste management company based in France, which businesses would later be merged into Resicontrol Soluções Ambientais S.A., or Resicontrol, one of our wholly-owned subsidiary.

In 2010, we began operating (i) CTR Itaboraí, a landfill in the city of Itaboraí, State of Rio de Janeiro, which we at the time owned 50%; (ii) CGR Curitiba, a landfill in the city of Curitiba, State of Paraná; and (iii) Doña Juana, a landfill operated as a public concession in the city of Bogotá, Colombia. In addition, in 2010, we established a partnership with Sabesp, a mixed capital, state-controlled company that provides water and sewage services to the 364 municipalities in the State of São Paulo, to implement and operate a non-domestic wastewater treatment plant, which plant started operating in 2014.

In 2011, we solidified our leadership position in the Brazilian waste management sector by acquiring Cavo Serviços e Saneamento, or Cavo, from the Brazilian conglomerate Camargo Correa S.A. As a result of this acquisition, we acquired control of Cavo’s subsidiary Unidade de Tratamento de Resíduos—UTR S.A., a 50% equity interest in Essencis and a 37.6% equity stake in Logística Ambiental de São Paulo, or Loga, thereby more than doubling our revenues and positioning ourselves as one of the largest waste management companies in

Brazil in terms of disposal capacity, collection volume, and market share. The transaction was structured and financed by Banco BTG Pactual S.A. as a 100% leveraged buy-out. Through this acquisition, we expanded our operations to include urban waste collection and medical waste management, and consolidated our position as the largest player in the Brazilian waste disposal industry in terms of market share.

In October 2011, BTG Pactual, indirectly through its vehicle BPMB Digama Participações S.A., converted all the convertible debentures issued by us which were then held by BTG Pactual into 16,818,904 of the Company’s common shares, then representing 20.9% of our capital stock. On the same date, Angra indirectly acquired 6,526,378 of the Company’s common shares, then representing 8.11% of our capital stock, in exchange for Angra’s 50% equity stake in Resicontrol. BTG Pactual and Angra introduced enhanced our corporate governance and focused on improving operational efficiencies, including through the implementation of several measures with the objective of streamlining our operations.

In December 2011, Wilson Ferro de Lara became a shareholder in our company hrough the acquisition of 3,477,501 of the Company’s common shares from Wilson Quintella Filho, and 755,391 of the Company’s common shares then held by Gisele Mara de Moraes, then collectively representing 5.26% of our capital stock.

In 2011, our current CEO, Sergio Pedreiro, was appointed a member of our board of directors. Since then, Mr. Pedreiro has become intimately familiar with our day-to-day operations, and has played a leading role in implementing efforts at improving our governance structure, operational efficiencies and streamlining our operations.

In 2012, we acquired: (i) full control of CTR Itaboraí by purchasing the remaining 50% equity interest in that entity that we did not then own; (ii) 100% of the shares of Viva Ambiental e Serviços S.A. and its subsidiaries, or Viva, which provided landfill and collection services and other urban waste services predominantly in the northeastern region of Brazil; (iii) an additional 43% equity stake in SPE Soma, which provides cleaning services in the eastern and southern regions of the city of São Paulo, thus increasing our ownership interest from 39% to 82%; (iv) 100% of the shares of Geo Vision Soluções Ambientais e Energia S.A., or Geo Vision, which provides landfill and collection services and other urban waste services predominantly in the State of São Paulo, a 50% equity stake in our Guatapará and Jardinópolis landfills; (v) an indirect 10.9% equity stake in Advanced Disposal Services Inc., or ADS, which provides collection, transportation, treatment, recycling and waste disposal services in the United States and which was later sold to an affiliate of BTG in 2013; (vi) a 100% stake in Ambiental Sul Brasil—Central Regional de Tratamento de Resíduos Ltda., which owns a landfill in the municipality of Sarandi, in the State of Paraná; and (vii) a 50% equity interest in Metropolitana Serviços Ambientais Ltda., a pre-operational company that owns property in the State of Goiás, and has an environmental license to build a landfill with an expected daily handling capacity of 1,200 tons.

In September 2014, we executed, toghether with Wilson Quintella Filho, our founding shareholder, a non-cash share exchange agreement pursuant to which Mr. Quintella exchanged 2,053,983 of his common shares in in our company (corresponding to 1.9% of the total common shares he then owned with a book value of R$37.4 million) for 53,701,027 common shares issued by Estre Óleo e Gás Holding S.A., or Estre O&G, which we held at the time. Prior to this sale, Estre O&G was a 100%-owned consolidated subsidiary of ours engaged in providing tank cleaning, oil sludge treatment, pipeline construction and maintenance services in various locations under agreements entered into with Petrobras. Upon the closing of the transaction in January 2015, we ceased to hold any equity ownership in Estre O&G or any of its subsidiaries, including Pollydutos, and Mr. Quintella became holder of all the shares of Estre O&G and controller of its subsidiaries. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations— Divestments—Sale of Estre Óleo e Gás Holding S.A.”

In December 2014, we sold our 50% equity stake in Essencis to Solvi Participações S.A., or Solvi, for R$488.0 million thereby increasing Solvi’s ownership to 100%. In connection with Essencis’s sale, we agree with Solvi to terminate the arbitration proceeding regarding the sale of Essencis’ shares by Camargo Correa S.A. to us.

In October 2014, we sold 65% of our equity interest in CDR Pedreira to BTG Pactual (through BTG Pactual’s vehicle A.Z.P.S.P.E.) for a total purchase price of R$180 million paid in three instalments over the course of 2014. Simultaneously with this sale, we entered into call and put option agreements in connection with a potential repurchase of CDR Pedreira from A.Z.P.S.P.E., originally set to expire in October 2017. On May 19,

2016, we executed a private agreement with A.Z.P.S.P.E. pursuant to which we renounced our rights under the call option and recorded a loss in connection therewith. Following this, BTG Pactual sold CDR Pedreira to an affiliate of Veolia in Brazil. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Divestments—Sale of CDR Pedreira—Centro de Disposição de Resíduos.”

In March 2015, we sold our 100% interest in Azaleia Empreendimentos e Participações S.A., or Azaleia, back to an affiliate of the original seller. The purpose of such transaction was to divest of certain of our collections operations in the region of Ribeirão Preto conducted through Geo Vision, which we acquired in 2012. As the buyer was an entity wholly-owned by the original sellers of Geo Vision, at the time of settlement of the earnout provisions for the Azaleia transaction in 2016, we fully offset our accounts receivable from this transaction against our accounts payables in connection with the original acquisition. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Divestments—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participaçôes S.A.”

In May 2015, Sergio Pedreiro was appointed as our interim CEO, and was appointed CEO on a permanent basis in September 2015. Under his leadership, we have implemented several concrete measures with the goal of operating at a level of sophistication and efficiency similar to that of major U.S. waste management companies. Chief among these new measures were the reorganization of our upper management team, increased focus on compliance, reduction of corporate headcount, promotion of a new results-oriented culture, and implementation of an objective, results-based compensation system.

In December 2015, we sold our 75% equity stake in Argentina-based Estrans S.A., or Estrans, the proceeds of which were used to offset certain existing obligations. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Divestments—Sale of Interest in Estrans S.A.”

In January 2016, we entered into an agency agreement with USA Global MKT, or USA Global, for the sale of our 51% equity stake in Colombia-based CGR Doña Juana S.A. ESP, or Doña Juana. Pursuant to the terms of the agreement, USA Global, our partner and co-investor in Doña Juana, assumed control of Doña Juana, while at the same time seeking a compatible buyer for our interest in Doña Juana. As per the terms of the agreement, USA Global also agreed to advance us payments for the sale of Doña Juana (irrespective of whether a buyer was found or such sale was completed). For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Divestments—Sale of Interest in CGR Doña Juana S.A. ESP.”

In an effort to return to profitability and to strengthen our balance sheet, we have been undergoing a comprehensive financial and corporate restructuring over the past several years pursuant to which we have reviewed and rationalized our cost structure, pricing, compliance and controls, planning processes, information technology and use of data. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Restructuring Plan.”

On December 21, 2017, immediately prior to the Merger, we completed our Pre-Closing Restructuring, pursuant to which the holders of the Company’s common shares (other than Angra) contributed their common shares in the Company to us in exchange for an aggregate of 27,001,886 of our ordinary shares. In addition,1,983,000 of our ordinary shares were issued to the Employee Compensation Entity immediately prior to the closing of the Merger.

As a result of our Pre-Closing Restructuring and the Merger, the Company and Estre USA became the Registrant’s partially-owned subsidiaries, and the former public security holders of Estre USA became our shareholders.

On December 21, 2017, we completed the Merger pursuant to which Merger Sub merged with and into Estre USA.

On December 21, 2017, we issued 15,438,000 of our ordinary shares and 3,748,600 warrants to purchase ordinary shares at US$11.50 per share to certain institutional investors unaffiliated with us pursuant to a private investment in public equity, which we refer to as the PIPE Investment.

On December 26, 2017, we completed our Debt Restructuring, pursuant to which we used an amount of US$110.6 million from the total cash investments received by us to partially prepay certain of our existing debentures and related debt acknowledgment instrument, each denominated in Brazilian reais, coupled with a partial debt writedown and the refinancing of the balance of our existing debentures and related debt acknowledgment instrument through the amendment and restatement of such instruments with new terms.

Our ordinary shares and warrants began trading on the NASDAQ on December 22, 2017 under the symbols “ESTR” and “ESTRW,” respectively.

CORPORATE STRUCTURE

The chart below sets forth our simplified corporate structure as of the date of this prospectus:

Shareholders of
Estre Ambiental, Inc.
Estre Ambiental, Inc.
(Cayman)
Certain holders of
Class B Common Stock
Class A
Common Stock
Class B
Common Stock
Road Participações Ltda.
(Brazil)
Angra Infra Multiestratégia
Fundo de Investimento em
Participações
(Brazil)
Estre USA, Inc.
(Delaware)
66.64%
27.28%
6.08%
Estre Ambiental S.A.
(Brazil)

In addition, the chart below sets forth details of the subsidiaries of the Company as of the date of this prospectus (including entities to be spun off in connection with the Transaction):

GEOGRAPHIC FOOTPRINT

The map below shows the geographic scope of our business activities, which are located entirely in Brazil across seven Brazilian states. The markings on the map below show the landfills and transfer stations we own or operate.

Our geographic focus is on densely populated urban markets where we can capitalize on upstream and downstream opportunities for vertical integration through a strategically-planned and high-quality landfill-infrastructure. The states in which we operates represent approximately 50.0% of the population and 60.0% of the GDP of Brazil, according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.

BUSINESS SEGMENTS

We offer our customers a full range of waste-related and environmental services that comprise every step of the waste management cycle, from waste collection to disposal and, ultimately, value recovery. Our operations are grouped into four distinct business segments (i) Collection & Cleaning Services; (ii) Landfills; (iii) Oil & Gas; and (iv) Value Recovery.

The following table sets forth the breakdown of our net sales revenue by segment for the periods indicated (which does not consider the impact of the Transaction on our results of operations and financial position):

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015	2014
	(in millions of R$)
Collection & Cleaning Services	471.4	461.5	922.0	834.5	828.2
Landfills	202.6	191.5	449.8	413.8	387.6
O&G	19.4	35.4	62.9	103.7	82.4
Value Recovery	23.6	21.3	42.2	44.8	45.6
Elimination and adjustments(1)	(45.5)	(41.4)	(83.9)	(57.9)	(50.1)
Total	671.4	668.2	1,393.0	1,338.9	1,293.6
(1)	Reflects the elimination of intersegment transactions entered into in the ordinary course of business.

The following table sets forth the breakdown of our net revenue from services rendered by segment as a percentage of our net sales revenue for the periods indicated, without giving effect to any adjustments for intersegment transactions (which does not consider the impact of the Transaction on our results of operations and financial position):

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015	2014
	(percentage of total net revenue from services rendered)(1)
Collection & Cleaning Services	70.2%	69.5%	66.2%	62.3%	63.8%
Landfills	30.2%	28.7%	32.3%	30.9%	28.8%
O&G	2.9%	5.3%	4.5%	7.7%	3.2%
Value Recovery	3.5%	3.2%	3.0%	3.3%	3.0%
Total(1)	106.8%	106.2%	106.0%	104.3%	103.9%
(1)	Does not reflect the elimination of intersegment transactions entered into in the ordinary course of business and, therefore, the sum of each business segment as a percentage of total net revenues from services rendered will be greater than 100.

Collection & Cleaning Services

Our Collection & Cleaning Services segment is our largest in terms of revenues, comprising 66.2% of our total net revenues from services rendered in 2016 and 70.2% for the six months ended June 30, 2017. This segment includes, primarily, household collection, pursuant to exclusive contracts with municipalities across six Brazilian states. The segment also includes, to a lesser extent, C&I waste collection for private sector customers. Our collection services are supported by a fleet of 983 vehicles as of June 30, 2017 (of which 868 were owned by us, and 115 were leased), consisting mostly of collection and transfer trucks.

A significant portion of our revenues in this segment is derived from urban cleaning services, including street sweeping and the maintenance of public spaces and monuments. Through SPE Soma, we operate the largest urban cleaning operation in Brazil for the city of São Paulo.

This segment involves focused logistical planning in terms of routing based on the profiles and conditions of each municipality, with the objective of optimizing efficiency and minimizing risks and environmental impact in transporting waste to the final destination. In 2016, approximately 51.5% of the municipal waste we collected through this segment was subsequently disposed in our own landfills.

Public Sector Collections and Cleaning Operations

Our residential collection operations consist of curbside collection of residential solid waste from trash bins, small carts or containers for transport to a transfer station/disposal site or landfill. These services are typically performed pursuant to exclusive contracts with municipal entities that are usually entered into for an initial term of three to five years. Our municipal contracts typically set forth fees based on the weight of the waste collected or, less commonly, a fixed monthly collection fee, as is the case for our Salvador contract. The pricing of these contracts is established at the time of execution as part of the competitive bidding process based on factors such as anticipated collection frequency, type of collection equipment furnished, number of employees needed to provide service, anticipated type and volume or weight of the waste collected, distance to the transfer station or disposal facilities and our disposal costs. The majority of contracts with our customers have annual price escalation clauses that are tied to inflation. Our experience is that a high percentage of our contracts with municipalities in the Collection & Cleaning segment are renewed or extended at the end of the scheduled term.

Our urban cleaning services are typically bundled with our collections operations. Services consist mainly of street sweeping services operations comprised of manual or mechanized sweeping to maintain public roads and streets cleaned on a day-to-day basis, including the washing and disinfection of streets and public places following the conclusion of certain activities, such as outdoor public markets. In addition, we also provide public cleaning services that entail the washing of public equipment and monuments, mechanized scraping of land and sand from the gutters of public roads, weeding and scrubbing of streets and roadways, collecting and transporting bulky debris such as rubble. We also have specialized teams dedicated toward cleaning and sweeping after special events and for temporary operations. Finally, we provide manual and mechanized cleaning of beaches, coastlines, streams and channels as part of our municipal cleaning activities.

We operate exclusive waste collection services in some of the largest and most densely-populated urban areas in Brazil such as São Paulo and Curitiba, which had a combined metropolitan population of approximately 24 million inhabitants in 2016, according to IBGE. In the state of São Paulo, we provide collection services to the cities of Ribeirão Preto, Taboão da Serra, Araraquara, Jaú, Américo Brasiliense and Sertãozinho and elsewhere in Brazil, in the cities of Maceió in the state Alagoas, Aracaju in the state of Sergipe, Aparecida de Goiânia in the state of Goiás and Salvador in the state of Bahia. For additional information regarding our main customers in the Collection & Cleaning Services segment, see “—Principal Customers” below.

The table set forth below summarizes the main features of our municipal collections operations as of June 30, 2017:

#	Municipality	Services Provided	Area Covered (km2)	Tons of Waste Handled per Day (2017E)	Year Established
1	Paulo-SP	Cleaning	993	1,747	2011
2	Curitiba-PR	Collection & Cleaning	435	1,563	1995
3	Maceió-AL	Collection & Cleaning	165	420	2005
4	Ribeirão Preto-SP	Collection & Cleaning and MSW Disposal	651	640	1999
5	Salvador-BA	Collection & Cleaning	90	325	2010
6	Aracaju-SE	MSW and Selective Collection	182	610	2016
7	Taboão da Serra-SP	MSW and Medical Waste Collection & Cleaning	20	284	2005
8	Aparecida de Goiânia-GO	MSW and Medical Waste Collection and Landfill	279	351	2013
9	Sertãozinho-SP	Collection & Cleaning and MSW Disposal	403	91	2017
10	Araraquara-SP	Transfer Station and MSW Disposal	1,004	197	2009
11	Jaú-SP	Cleaning	687	0	2012
12	Américo Brasiliense-SP	Collection and MSW Disposal	123	24	2009
	Total	—	5,032	6,252	—

We generally secure our contracts with municipalities through a competitive bidding process pursuant to which we receive exclusive rights to service all or a portion of the homes in the respective municipalities.

The process of public procurement in Brazil is regulated by a series of federal laws, primarily: Law 8,666/1993 (Competition, Price Taking, Invitation, etc.); Law 10,520/2002 (Trading); Law 8,987/1995 (Public Concession), Law 11,079/2004 (Contracting of Public-Private Partnership) and Law 13,303/2016 (State-Owned Companies). This legislation stipulates the criteria for the competitive bidding process, which involves analysis of legal, tax, technical and financial qualifications and, most critically, pricing, with municipalities typically favoring price competitiveness above other factors. In Brazil, it is generally the responsibility of the municipality to render collection services and, therefore, the municipality is obliged to adhere to a competitive bidding process in contracting these services to private entities as per Article 37 of the Federal Constitution of 1988, item XXI.

Revenue from our municipal collections operations consists of the fees we receive from our customers, with pricing of these contracts established based on factors such as anticipated collection frequency, type of collection equipment furnished, anticipated type, distance to the transfer station or disposal facilities and, occasionally, also include disposal costs. In the six months ended June 30, 2017, our revenues from collections services from municipal contracts represented 90.6% of our total net revenues from services in our Collection & Cleaning segment and 63.3% of our total net revenues from services on a company-wide basis (compared to 91.4% and 60.5%, respectively, in 2016).

Commercial and Industrial Collections Business

While the Brazilian constitution establishes that municipalities are responsible for providing waste collection services to its citizens, each municipality has discretion to establish maximum per capita waste volumes entitled to collection, with any excess amount falling outside the purview of the constitutional protections. In the city of São Paulo, for example, individuals that generate more than 200 liters (equivalent to approximately 50 kilograms) of waste daily are not eligible for the collection services rendered by the concessionaires Loga and Ecourbis and have to hire private collection companies. In this context, C&I collection businesses have developed significantly in Brazil to fill the gap for large waste generators.

We offer comprehensive waste management solutions to our C&I customers that encompass the entire waste management chain, including strategic planning for our customers’ waste management needs with the goal of optimizing operational and economic efficiency. We provide diagnostic and waste classification services to our C&I customers based on the types and quantities of waste generated, which is then used in order to map out the disposal strategies available. We also offer waste handling services to our C&I customers, whereby we supply waste containers suitable for our customers’ needs and transports the waste from where it is generated to the central collection areas within the customer’s premises where the waste containers and compactors are located. Our C&I collection and transportation services involve planning the best routes and vehicles suitable for waste collection and disposal, and collecting the waste from the customers’ premises and transporting it to its final destination.

Standard service agreements with C&I customers are typically one year in duration with pricing based on estimated weight and time required to service the account. In the six months ended June 30, 2017, revenues from collections and cleaning services from C&I customers represented 9.4% of our total net revenues from services in our Collection & Cleaning segment and 6.6% of our total net revenues from services on a company-wide basis (compared to 8.6% and 5.7%, respectively, in 2016).

We have observed a growth in demand for our C&I services in recent years as part of companies’ efforts to comply with the requirements of Brazil’s National Solid Waste Policy legislation of 2010, particularly in relation to treatment services. In order to meet such demand, we have established a dedicated subdivision specifically focused on capturing and servicing C&I business opportunities. We intend to focus our marketing efforts in the short-term on capturing new customers in the manufacturing, food & beverage, vehicle assembly, metallurgy and steelmaking sectors.

Principal Customers

Our contract with the municipality of São Paulo for urban cleaning and street sweeping services comprised approximately 29% of our total revenues as of June 30, 2017. This contract was executed between SPE Soma and the municipality of São Paulo on November 10, 2011, pursuant to which SPE Soma provides various cleaning and trash collection services for the maintenance of public spaces within the city of São Paulo. The contract had an initial term of three years, which was subsequently extended, and expired on December 15, 2017. While a request for public comment announcing the general terms of the bidding process was published on August 30, 2017, such notice was suspended as a result of a review by the São Paulo Court of Auditors (Tribunal de Contas) pursuant to which certain adjustments to the bidding process may be made. The auction may only begin once such review is complete and any issues in relation thereto are resolved. We expect the official terms of the new auction to be announced sometime in the first half of 2018. We expect to participate in the upcoming bidding process and based on our performance and service throughout the contractual period and the resulting familiarity with the required services, we feel confident we are well positioned to be successful in winning the bidding process and securing a new contract with the municipality of São Paulo. In the interim, we continue to provide services to the municipality of São Paulo through a temporary contract that expires in June 2018.

Our contract with the municipality of Curitiba for collection, cleaning and disposal services comprised approximately 13% of our total revenues as of June 30, 2017. Cavo has been providing collection services to the city of Curitiba on an exclusive basis uninterruptedly since 1995 and this contract was last renewed between Cavo and the municipality of Curitiba on April 26, 2011, for a term of five years, and has been subsequently extended pursuant to a contract on a temporary basis set to expire in April 2018 or sooner at the discretion of the municipality. We expect to participate in the upcoming bidding process and based on our performance and service throughout the contractual period, our familiarity with the required services and our past successes in repeatedly renewing this contract since the inception of the contractual relationship in 1995, we feel confident we are well positioned to be successful in winning the bidding process and securing a new contract with the municipality of Curitiba.

In addition, our other significant customers in this segment include the municipalities of Ribeirão Preto, Taboão da Serra, Araraquara, Jaú, Américo Brasiliense and Sertãozinho, all located in the State of São Paulo, and the cities of Maceió in the state Alagoas, Aracaju in the state of Sergipe, Aparecida de Goiânia in the state of Goiás and Salvador in the state of Bahia.

Our principal C&I customers in this segment are GPA, Vale, Kimberly Clark, Bosch and Votorantim.

Landfills

We own and operate the largest portfolio of landfills in Brazil, with 13 landfills for the final disposal of both hazardous (Class I) and non-hazardous (Classes IIA and IIB) waste. In addition, as of June 30, 2017, we were developing five additional landfill sites, which we expect will become operational on dates ranging from late 2018 through 2020.

Landfills remain the most cost-effective waste disposal technology and the primary way of disposing of waste in Brazil, receiving approximately 53.3% of MSW collected in 2015, according to the ABRELPE. To the extent alternative treatments for industrial waste develop in Brazil (such as biological treatments, for example), this treated waste would still need to be disposed somewhere, which we believe bodes well for the longevity of a landfill-focused disposal model in Brazil. In addition, we perceive recycling as an attractive alternative to waste disposal that has the potential of adding value to the waste stream. According to ABRELPE and the EPA, less than 2% of waste collected in Brazil is recycled compared to 34.6% recycled in the United States as of December 31, 2016. As Brazil continues to develop its regulatory framework with an increased focus on recycling and other environmental sustainability strategies, we believe that higher recycling rates could have the effect of increasing the longevity of our landfills.

We believe our landfills are operated in an efficient manner, adhering to a series of requirements designed to protect the soil, groundwater, atmosphere and surrounding communities. All leachate naturally generated in our landfills is collected and treated into reclaimed water for reuse, and greenhouse gases are captured and treated so as to minimize the impact of greenhouse gases on the atmosphere. Our landfills are compliant with international environmental policies and standards, and we have never experienced a material operational disruption as a result of any environmental violation on any of our properties. We are the first company in Brazil to use drones to control and monitor the geotechnical parameters concerning the stability of each landfill. In addition, it is our policy to use an extra layer in the impermeability and drainage layer at the bottom of each installation for purposes of environmental protection. We have implemented an internal quality control and benchmarking system so as to promote consistency, as well as a high standard of quality and environmental compliance, across our operations. In fact, our landfills have been regularly rated highly by CETESB, the State of Sao Paulo’s environmental agency, which frequently monitors and grades the operations of landfills in that state, having most recently rated our operations between 9.6 and 10.0 (Paulínia 9.8; Guatapará 10.0; Tremembé 9.6; Piratininga 10.0; and Jardinópolis 10.0).

CETESB, the state environmental agency of Sao Paulo, developed the landfill quality index (IQR) in 1997 as a tool to evaluate the general conditions of MSW disposal in the state of Sao Paulo through assigning a score from 0 to 10 to all disposal sites. The scores intend to reflect the adequacy of the disposal processes at such sites from a sustainability standpoint. The rating takes into account a variety of factors, primarily, among others: (i) the site support structure, including the sufficiency of the entry and discharge points and the draining and collection systems for percolated liquid, (ii) compacting rates, (iv) soil protection systems to help reduce odor, control litter, insects, and rodents, and protect public health, (v) rainwater drainage systems, (vi) leachate collection and removal systems, (vii) groundwater monitoring to determine whether waste materials have escaped from the landfill and (viii) monitoring of landfill gas emissions. CETESB assigns a rating largely based on data compiled through reports prepared by CETESB technicians during site visits. In 2016, the average landfill score in the state of Sao Paulo was 8.5, according to CETESB’s 2016 Inventory of Urban Solid Waste Report (Inventário Estadual de Resíduos Sólidos Urbanos). In 2016, the average landfill score in the state of Sao Paulo was 8.5 according to CETESB’s State Survey of Urban Waste for the year 2016.

We focus on the operation of mid- and large-scale landfills (i.e., landfills with greater than 100 tons per day and total area over 100 thousand square meters). Our landfills received approximately 5.9 million tons of waste in 2016 and, over the past three years, have averaged approximately six million tons of waste per year. As of June 30, 2017, our operating landfills had a remaining licensed disposal capacity of more than 134 million cubic meters of waste. Of the total volume of waste disposed in our landfills, 16% originated from our municipal collection operations and transfer stations as of June 30, 2017. Our landfills are located in some of the largest markets in Brazil, including the state of São Paulo, which is the most populous Brazilian state. Furthermore, the landfills that we operate outside of São Paulo serve some of the fastest-growing markets in the Northeastern region of Brazil, where we believe we are well-positioned to capture an increased portion of market share in the coming years. The map below shows the location and remaining life span of our 13 landfills and the inset shows the landfills we operate in the state of São Paulo:

Guatapará
Jardinópolis
Catanduva
Tremembé
Piratininga
Paulínia
Itapevi
Maceió
Aracaju
Feira de Santana
Itaboraí
Sarandi
Curitiba
Remaining Capacity
3 - 5 years
> 5 years
Circle size indicates the daily volume

Several of our landfill sites have the potential for expanded disposal capacity beyond the currently permitted acreage. We monitor the availability of permitted disposal capacity at each of our landfills and evaluates whether to pursue an expansion at a given landfill based on estimated future waste volumes and prices, market needs, remaining capacity and the likelihood of obtaining licensing. The in-place capacity of our landfills is subject to change based on engineering factors, requirements of regulatory authorities and our ability to continue to operate our landfills in compliance with applicable regulations and licensing restrictions.

We have observed that our landfills follow approximately the same patterns as in those in the United States, insofar as it relates to the landfills’ base impermeabilization system, which exhibit a clay K10-7 compacted layer, HDPE membrane and drainage system. The sizes of our landfills vary as in the same way as the United States. We believe that the main difference between our landfills and landfills typically found in the United States is that our landfills are designed and operated in two-to-one (two horizontal, one vertical) slopes, while typical landfills in the United States exhibit slopes that are less steep. This characteristic results in our landfill having a higher number of waste layers, and consequently higher volume capacity, as well as significantly greater stability.

The table below sets forth key operating data with respect to each of our landfill sites, including their respective area, processing capacity and remaining licensed capacity as of June 30, 2017.

#	Landfill Site(1)	Area (m2)	Residues(2)	Tons per day (2017E)	Remaining Licensed capacity (m3)	Remaining life span (years)(3)	Year Established
1	Paulína	1,962,307	Class II	4,985	15,145,303	20+	1999
2	Curitiba	2,703,643	Class II	2,547	3,341,966	20+	2010
3	Maceió	1,040,000	Class II	1,710	6,428,719	10	2010
4	Aracaju	1,305,143	Class I and II	1,358	14,033,588	25+	2012
5	Guatapará	1,000,000	Class II	1,418	5,668,422	15+	2007
6	Itapevi	215,832	Class II	1,336	594,451	5	2003
7	Tremembé	2,329,001	Class I and II	846	3,763,650	10	1996
8	Itaboraí	4,200,000	Class II	633	66,924,474	20+	2010
9	Piratininga	759,297	Class II	528	4,732,660	25	2012
10	Feira de Santana	299,335	Class II	579	2,658,387	15+	2014
11	Catanduva	1,038,664	Class II	350	7,485,323	15+	2009
12	Sarandi	350,275	Class II	136	3,132,233	20+	2010
13	Jardinópolis	182,716	Class I and II	156	338,816	10+	2005
	Total	17,386,213	—	16,582	134,247,992	—	—
(1)	The landfill sites listed do not include the greenfield projects currently being developed. For more information regarding the greenfield projects, see “—Greenfield Projects” below.
(2)	Class I residues are considered to be hazardous and Class II residues are non-hazardous.
(3)	Data presented corresponds exclusively to remaining capacity for which we have already obtained a license for expansion from the relevant governmental authorities, and the figures presented do not consider disposal capacity beyond this licensed amount. In addition to these amounts, as of June 30, 2017, we had an additional capacity of 24.2 million cubic meters for which licenses had not been obtained (13.3 million corresponding to unlicensed capacity at our Paulínia landfill, 9.6 million corresponding to unlicensed capacity at our Curitba landfill, 1.2 million correspond to unlicensed capacity at our Itapevi landfill and 76,000 corresponding to unlicensed capacity at our Jardinópolis landfill).

Our landfills generate revenue from disposal and tipping fees based on the type and weight of waste being disposed, which are paid by private and public collection companies, municipalities and large C&I waste generators. Our standard disposal agreement is a one- to three-year renewable agreement with annual price adjustment based on inflation indexes and charged on a monthly basis. While, as a result of the competitive bidding process, our landfill contracts with our municipal customers typically stipulate a fixed amount per ton of waste disposed, the amount invoiced to municipal customers on a monthly basis varies based on actual volume of waste disposed. For certain municipalities for which we provide waste collection services, such as Curitiba, Maceió and Aracaju, we also provides landfill services; however, such landfill services are governed by separate contracts apart from our waste collection services.

With the exception of the landfill in Maceió, which is a concession established in a leased area, all of our landfills are established in duly-licensed proprietary or leased areas. All of our landfills include soil protection systems, draining and collection systems for percolated liquids and greenhouse gases, rainwater drainage systems and geotechnical monitoring systems, with regular reports controlled by environmental authorities.

Principal Customers

Our principal customers in our Landfills business segment are similar to those in our Collection and Cleaning Services segment, principally as a result of our relatively high rate of internalization, there is a significant degree of overlap between our customers in the Collections & Cleaning segment and Landfills segment. Collections and disposal services are generally provided pursuant to separate agreements with different pricing models. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—How We Generates Revenue.” Accordingly, our principal customers in our Landfills business segment include the municipalities of Curitiba, Maceió and Aracaju. In addition, other significant customers in this segment include the municipalities of Campinas and Paulínia and private customers such as Arcelor Mittal and Renova.

Licensing Regulations for Landfills

We work carefully to select the location of our landfills, transfer stations and greenfield projects, which are subject to strict environmental licensing due to nature of our activities.

Under Brazilian law, the construction, installation, expansion and operation of any establishment or activity that makes use of environmental resources, or is deemed actually or potentially polluting, or is capable of causing any kind of environmental degradation, such as landfills, transfer stations and power plants, is subject to environmental licensing by the relevant governmental authorities. Specifically, an environmental license is needed for approval of the feasibility of landfills, transfer stations and greenfield projects, initial construction and start of our operations, as well as for any future expansions.

The Brazilian Constitution grants federal, state and municipal governments the authority to issue environmental protection laws and to publish regulations based on those laws. While the Brazilian federal government has authority to issue environmental regulations setting general standards for environmental protection, state governments have the authority to issue stricter environmental regulations. Municipal governments may only issue regulations regarding matters of local interest or as a supplement to federal or state laws.

With respect to environmental licensing, as a general rule, state governments have jurisdiction in licensing the facilities to be built within their respective jurisdictions unless the environmental impacts spread beyond such state’s borders, in which case the federal environmental agency, IBAMA (Instituto Brasileiro de Meio Ambiente e dos Recursos Naturais Renováveis), has licensing jurisdiction. In addition, municipalities have jurisdiction to license enterprises with strictly local impact. In the state of São Paulo, the environmental agency is CETESB (Companhia Ambiental do Estado de São Paulo) and in the state of Paraná, the environmental agency is IAP (Instituto Ambiental do Paraná). Also, in some of the larger municipalities in which we operates there are local regulators that enforce their own rules and licensing procedures. For example, in city of São Paulo, we are subject to licensing by the Secretary for the Environment (Secretaria do Verde e Meio Ambiente).

The specific requirements to operate a landfill in Brazil vary from location to location, depending in part on the particular characteristics, size, location, and potential environmental impacts of each landfill. The environmental licensing process in Brazil, as a general rule, consists of a three-step system, in which each license is contingent upon the issuance of its preceding license, as follows:

•	Preliminary License, or the LP: granted during the preliminary stage of planning of the enterprise or activity approving its location, conception and environmental feasibility, and sets forth the basic requirements to be met during the subsequent stages of its implementation. Generally, LPs will only be issued upon the successful completion of an environmental impact report (Estudo de Impacto Ambiental e Relatório de Impacto Ambiental);
•	Installation License, or the LI: authorizes the implementation of the project and commencement of construction which culminates in a final review by the relevant environmental agency before the facilities begin operating. Applications for the LI must be made through the applicable environmental authority accompanied by an environmental report ensuring compliance with the requirements of the LP, and a certificate issued by the municipal government regarding land use; and
•	Operational License, or the LO: after implementing the project in accordance with all previously established requirements and undergoing a final review, the operation of the project is authorized in compliance with the technical conditions set forth therein, including any environmental control measures and operating conditions. Applications for the LO must be made through the applicable state-level environmental authority accompanied by an environmental report ensuring compliance with the requirements of both the LP and the LI.

Environmental licenses are issued on a conditional basis, meaning that they set forth technical requirements and obligations that must be complied with in order to maintain the validity of the respective licenses. The accomplishment of technical conditions may involve the adoption of specific pollution control measures and other actions that may implicate high costs to us.

In addition to the general guidelines set by the Brazilian federal government, each state has the power to issue specific regulations governing environmental licensing procedures under its jurisdiction. In addition, depending on the level of environmental impact caused by the exploratory activity, the procedures for obtaining an environmental license may require assessment of the environmental impact and public hearings, which can considerably increase the complexity and duration of the licensing process and expose the relevant operations to potential legal claims.

Once granted, licenses must be renewed periodically to ensure continuous compliance with the previous technical requirements. The maximum term for environmental licenses is five years for LPs, six years for LIs and 10 years for LOs. Every environmental license must have its renewal request to be presented to the competent agency on a timely basis (generally, at least 120 days prior to expiration), and the validity of licenses will be extended automatically until the environmental body has rendered a decision on the renewal request.

Failing to secure licenses or authorizations from the environmental agencies for the construction, implementation, modification, expansion and/or operation of potentially pollutant activities and/or enterprises will subject the violator to criminal and administrative sanctions, including the imposition of penalties of fines, suspension of activities, deactivation and demolition, among others. These penalties are also applicable if a project developer fails to fulfill the conditions established in its environmental license.

In addition to the above technical requirements, the installation, expansion and operation of our landfill operations in areas considered close to communities and other population centers may require us to consult with representatives of potentially affected communities, social movements and local government organizations. We may be required to negotiate with such groups as a condition to obtaining local government approvals and the necessary environmental licenses for our landfills.

Greenfield Projects

The landfill business is characterized by high barriers to entry resulting from the significant capital costs of landfill development, increasingly stringent environmental legislation and the lengthy and uncertain permitting process for new landfills.

Through our several years of experience in the landfill business, we have become one of the leading experts in landfill siting, development and operation in the Brazilian waste management industry. We have assembled a team of specialized professionals that monitors various locations for potential landfill site acquisitions, taking into account environmental, demographic, economic as well as other aspects. We compile this information into a continuously updated database that we used in making landfill site acquisition decisions. Once a decision has been made to acquire a landfill site, our specialized team of regulatory and licensing experts play a critical role in obtaining the necessary licenses and approvals to develop and operate the contemplated landfill. We have developed specialized knowledge and experience in managing the regulatory process at the federal, state and municipal levels, and our technical teams are capable of carrying out complex analyses on proposed landfill sites, including sophisticated geotechnical and topographical surveys. These analyses are then used to prepare detailed reports that are submitted to the licensing authorities, which can help expedite the licensing process. We also possess an experienced landfill project development team, which conceives all landfill projects with the appropriate safety features while seeking to maximize the utility to be derived from the landfill site. In addition, We possess an active M&A team that is dedicated toward identifying and evaluating potential acquisition targets as well as new landfill project developments, with specialized knowledge in integrating these new projects into our operations. After a landfill has been developed or acquired, our landfill operations team comes into play with its several years’ experience in managing landfill operations.

To satisfy future disposal demand, we are currently developing five greenfield landfill projects in strategic locations that we believe are located in underserved regions of Brazil. These five greenfield projects have a combined potential processing capacity of over 6,500 tons of waste daily, adding significant value to our existing landfill infrastructure and will help to replenish our landfills’ capacity in the future.

The table below sets forth certain details of our greenfield projects:

#	Residues(1)	Totals per day (2017E)
1	Class II	800
2	Class I and Class II	1,000
3	Class I and Class II	1,500
4	Class I and Class II	200
5	Class I and Class II	3,000
Total	—	6,500
(1)	Subject to final regulatory licensing and approval.

We cannot assure you that all proposed or future expansions of our greenfield projects will be successfully realized as intended.

Our Transfer Stations

As part of our vertically integrated solid waste disposal services, we operate five transfer stations. Transfer stations receive, consolidate and transfer solid waste to landfills and recycling facilities. Transfer stations enable us to:

•	increase the operational reach of our landfill operations;
•	increase the volume of revenue-generating disposal at our landfills; and
•	improve efficiency of collection, personnel and equipment.

Transfer stations provide our collection operations with a cost-effective means to consolidate waste and reduce transportation costs while providing our landfill sites with an additional point of access to extend the geographic reach of a particular landfill site with the goal of increasing market share. Our transfer stations thus provide important economies of scale, permitting us to offer more competitive pricing to municipalities even when a municipality generates a low amount of waste or is far from the ultimate landfill.

Our transfer stations are used exclusively for the temporary storage of waste we collected prior to final disposal at a landfill and, accordingly, are not used by other private and municipal haulers. Therefore, while our transfer stations serve as an integral part of our disposal network, they do not independently generate revenues through a fee-based system.

Oil & Gas (O&G)

Our Oil & Gas segment provides on-site and off-site biological remediation of soil that has been contaminated with oil or other pollutants as well as cleaning of storage tanks. We provide remediation and cleaning services in several sites and transfers the contaminated soil to our biopile facilities located in the Paulínia and Curitiba landfills. In these facilities, the soil goes through a bioventing process whereby contaminated soil is stacked into engineered piles or cells with the aim of enhancing conditions required for biodegradation by controlling oxygen and nutrients such as phosphorus, nitrogen and water. Bacteria or microorganisms are added to the waste and the soil, in order to degrade hydrocarbon contaminants such as diesel that are affixed to the soil particles. Our Oil & Gas segment accounted for only 4.5% of our total net revenues from services rendered in 2016 and 2.9% for the six months ended June 30, 2017.

This segment’s soil remediation is provided primarily to one main customer, Petrobras, which accounted for 83.6% of the Oil & Gas segment’s net revenues from services rendered in 2016 and 62.3% for the six months ended June 30, 2017. Petrobras contracts with us to clean contaminated sites on an as needed, per-engagement basis, rather than on a fixed or term basis. Accordingly, revenues derived from our Oil & Gas segment are highly dependent on demand from Petrobras, and are therefore subject to volatility in direct correlation to increases or decreases in Petrobras’ need for soil remediation services.

Value Recovery

Through our Value Recovery segment, we develop processes to convert and recycle collected waste into usable and efficient forms of energy and/or recyclables which can be sold to third parties. We also have the capabilities to carry out traditional recycling activities, including the recycling of complex electronic devices. This segment is driven by public and private markets that view environmental stewardship as a top priority.

Our activities in our Value Recovery segment can be divided into four sub-segments: (i) landfill gas-to-energy, (ii) co-processing and blending, (iii) reverse manufacturing and waste recycling and (iv) carbon credit trading, each described in greater detail as follows:

Landfill Gas-to-Energy

Energy generated from landfill gas is considered a renewable resource, since this fuel source is derived from household waste and other materials that have been deposited in landfills, and, therefore, because it is considered sustainable, it is eligible to tax benefits.

Our landfill operations naturally produce methane as well as other biogases from the decomposition of organic compounds. These biogases are readily available, renewable energy sources that can be gathered and used beneficially as an alternative to fossil fuels or to generate electricity. We capture these biogases at our landfills using drains installed throughout our landfills, channeling them to processing plants through a gas network interconnecting the drains. At our power plants, these biogases go through a process of filtration and cooling to fuel the engines that burn biogas and generate electricity.

We have been generating electricity from our landfill gases since 2014. We currently operate two landfill gas-to-energy generation facilities at our Curitiba and Guatapará landfills, with a total installed capacity of approximately 14MW and energy generation and sale of 36,290MWh in the six months ended June 30, 2017 and 49,081MWh, 38,811MWh and 16,978MWh in the years 2016, 2015 and 2014, respectively. In addition, we have received approval for the required permits to develop new gas-to-energy generation facilities at our Paulínia, Tremembé, Maceió, Piratininga and Aracaju landfills, which together comprise a total potential capacity of 46MW. We believe we also have the potential to add a further 19MW in new energy generation capacity, both through for the expansion of our existing gas-to-energy generation facilities, and through the construction of new gas-to-energy generation projects, which could result in a total aggregate capacity across all of our gas-to-energy generation facilities of up to 80MW over the coming years.

We sell approximately 80% of the energy we generates from our biogas generation operations to private customers in the free market pursuant to power purchase agreements usually on three-year terms with annual inflation-based price adjustments, and the remaining approximately 20% in the spot market to benefit from the more volatile Brazilian energy market. For the six months ended June 30, 2017, we generated and sold 36,290MWh of energy generated from our landfill gas-to-energy operations (49.081MWh, 38.811MWh and 16.978MWh for the years 2016, 2015 and 2014, respectively).

We are continuously looking to invest in businesses and technologies that offer ancillary or supplementary services or solutions to our current operations, and we believe there are significant opportunities in Brazil for the commercialization of landfill gas and our byproducts. In the future, we may expand our landfill gas operations to include the distribution of landfill gas as a direct substitute for fossil fuels in industrial processes, or the processing of landfill gas into natural gas for sale as vehicle fuel or to natural gas suppliers.

Co-Processing

Co-processing is the use of waste materials as substitutes for primary fuel and raw materials in industrial processes, such as cement production. A wide range of waste materials may be used in co-processing, ranging from papers, plastics and wood to industrial byproducts, such as used oil, tires, solvents or paint sludge, or even obsolete pesticides and other organic waste materials. Co-processing offers a significant potential for the reduction of greenhouse gas emissions from fossil fuels, primarily by increasing the energy recovery factor from industrial waste streams that would have otherwise been destined to landfills and incinerators.

We maintain commercial agreements with some of the largest industrial companies in Brazil for collection and treatment of certain types of industrial waste for co-processing into a form of fuel commonly referred to as a RDF (refuse-derived fuel). RDF is a combustible “blend” with high energy output value that can be used in a variety of contexts, including, most commonly, in cement kilns, boilers and biomass plants.

We operate two co-processing facilities, one in Sorocaba, São Paulo and another in Balsa Nova, Paraná. Co-processing employees use equipment such as backhoe loaders, wheel loaders or lifts to move and mix the waste, and use grinders and screeners to create a homogeneous blend. Then, employees use machines to handle the material and to pack the blend into large containers, bulks or barrels, which are then transported to the cement plants by contracted third parties. Co-processing is not a capital-intensive process. Our co-processing and blending facilities have a daily processing capacity of 700 to 900 tons of waste.

We supply RDF free of charge primarily to cement plants for use as an energy input in their industrial ovens. While we do not currently generate additional revenues from the supply of RDF to cement plants, we do receive collection and disposal fees from the industrial companies producing the waste that is used as an input in the co-processing to produce RDF. We may, however, opportunistically pursue opportunities to further monetize our co-processing activities in the future through the sale of RDF should market conditions so permit.

Waste Recycling

We operate one waste recycling facility at our Paulínia landfill with capacity to process approximately 40 thousand tons of waste per year, the primary function of which is to segregate inorganic from organic waste and has contracted the construction of MRF in the Paulinia landfill with capacity to handle 500 tons of MSW per day. This facility is expected to begin operations in the first half of 2018. Organic waste with high energy output value is converted into RDF by means of the co-processing described above and supplied to cement plants, while metals and plastic waste products are sold as commodities, with the remaining waste being disposed at our Paulínia landfill.

We also operate one reverse manufacturing facility that breaks down complex electronic devices and products with diverse components into simple and easily disposable materials. Our reverse manufacturing services are offered pursuant to medium-term contracts with large electronic-producing companies that seek our specialized services to limit the environmental impact of the disposal of their electronic waste output. The component parts of the electronics that we collect, primarily metals, electronic parts and plastic waste products, are sold as commodities. We recycle such electronic devices in an efficient manner, ensuring that at least 85% of the original parts are effectively recycled and reused. In 2016, our subsidiary Oxil recycled 77 tons of toners and 508 tons of other electronics.

We also operate a mechanized recycling system that has the capacity to process various types of construction materials. The materials are converted into raw materials with physical properties similar to unused products, however, with more competitive costs. Recycled materials produced as part this process include sand, gravel, stones, mortar, concrete, ceramic material are crushed and other materials that can be used in various aspects of the construction industry.

Contracts in connection with our recycling operations generally provide for the payment of a collection fee and set forth the terms pursuant to which the recycling byproduct may be sold.

In 2015, Brazilians generated about 79.9 million tons of municipal solid waste and recycled and composted about 1.6 million tons of this material, equivalent to a 2.0% recycling rate, according to ABRELPE data. By comparison, the United States’ recycling rate in 2015 stood at 34.6%, according to the EPA. As Brazil continues to develop its regulatory framework with an increasing focus on environmental sustainability, we believe that there may be attractive opportunities to capitalize on recycling-related activities. In addition, we believe that higher recycling rates would bode well for the longevity of a landfill-focused disposal model in Brazil by making use of waste that would otherwise have been disposed in landfills. We also perceive the expected environmental benefits of increased recycling as an important social benefit that is consistent with our philosophy of environmental sustainability, by, for example, decreasing the use of primary resources and energy, and reducing water and air pollution (including greenhouse gas emissions).

Carbon Credit

Under the Kyoto Protocol, signatories are required to abide by certain caps, or quotas, on the amounts of greenhouse gases emitted, and, to meet such quotas, participants are allowed to trade carbon credits to offset their carbon emissions. Carbon credit revenue consists of a tradable certificate or permit representing the right to emit carbon dioxide, which we sell to carbon emitters. Our landfill operations produce methane as well as other biogases as a result of the biological decomposition of organic waste in our landfills, some of which we process by burning such gases in our Paulínia landfill to convert them into carbon dioxide and carbon monoxide. As methane is a greenhouse gas that has approximately 21 times the heat-trapping capacity of carbon dioxide, Our process of reducing methane into carbon dioxide and carbon monoxide generates carbon credits.

We have been selling carbon credits generated from our landfill operations since 2006, at prices of approximately EUR1.98 per Certified Emission Reduction (one Certified Emission Reduction is equivalent to one ton of carbon dioxide avoided in the atmosphere). We sell the carbon credits we generate to the NEFCO (Nordic Environment Finance Corporation) pursuant to a procurement contract that expires in 2020, which it uses in order to meet Norway’s requirements under the second commitment period of the Kyoto Protocol.

Our stock of carbon credits is measured by United Nations and recognized companies, through approved methodologies, to quantify the amount of carbon credits that we can sell. As of June 30, 2017, we had sold a total of 1,031,590 Certified Emission Reductions carbon credits resulting in total revenues of R$7.2 million. As of June 30, 2017, we had a stock of 219,836 Certified Emission Reductions ready for sale.

We anticipate that a continued focus by regulatory authorities on environmental issues could increase the demand for carbon credits we generate, and could present an attractive opportunity to generate ancillary revenues in the future.

Principal Customers

Our principal customers in our Value Recovery business segment are Apple, Votorantim Cimentos, HP, Goodyear, ABB, Dow Chemicals, CPFL and Camil.

COMPETITION

The Brazilian waste management industry is highly fragmented and, accordingly, we face competition in all aspects of our operations. According to internal studies based on ABRELPE data and other public information related to landfills locations and size, in 2016, no one player in the Brazilian waste management sector had greater than a 10% market share, and the top five players collectively had an approximately 28.0% market share in terms of volume. We are the largest waste management company in Brazil in terms of waste disposal market share, with 8.0% market share.

The graph below demonstrates our market share relative to our main competitors in 2016:

Competition in the waste management industry is mainly driven by a few large companies and several smaller and regionally-based companies. We believe that most of our competitors are typically family-owned companies that lack the scale, technology and skilled management that we possess. We believe that these characteristics position us as an obvious consolidator in Brazil’s waste management sector, and that the potential for acquisitions and consolidation presents an opportunity to generate value from increased scale and efficiency. Nevertheless, in any given market, certain competitors may have larger operations and greater resources available than us. Municipal landfills, in most part, are used exclusively to dispose the waste generated by its own municipality, therefore the competition that we face with our landfills is not significant.

Our principal competitors in each of our business segments include:

•	Collection and Cleaning Services: Solvi, Vital, Marquise, Ambipar, Sustentare, Constroeste, Seleta
•	Landfills: Solvi, Vital, Haztec and Proactiva (Veolia), JSL, Marquise

•	Oil & Gas (O&G): Essencis, Ambiental do Brasil, Geoclock, Arcadis
•	Value Recovery: Essencis, Haztec, Serquip, Renova, Ecoprimos, Revalore

We compete for municipal contracts and private sector accounts primarily on the basis of price and the quality of our services. Operating costs, disposal costs and collection fees vary throughout the areas in which we operate. The prices that we charge are determined locally, and typically vary by volume and weight, type of waste collected, treatment requirements (especially the availability to treat the leachate generated in the landfill), risk of handling or disposal, frequency of collections, distance to final disposal sites, the availability of airspace within the geographic region, labor costs and amount and type of equipment furnished to the customer. From time to time, our competitors reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. Our ability to maintain and increase prices in certain markets may be impacted by our competitors’ pricing policies. This may have an impact on our future revenue and profitability.

MARKETING AND SALES

Our marketing and sales efforts are conducted on a company-wide basis, rather than individually for each of our business segments. For our municipal customers, we enter into competitive bidding processes to win long-term contracts to provide municipal collection services. Due to the strength of our localized operations and highly experienced regional management teams operating through our four main regional hubs, we maintain close relationships with key decision-makers throughout our markets, which we believe positions us well to capitalize on new municipal contracts and renew existing ones. For our private sector customers, our marketing and procurement efforts are mainly focused on the segmentation of the target market (principally the manufacturing industry) and the customization of marketing proposals.

RAW MATERIALS AND SUPPLIERS

Our principal raw materials are in relation to the purchase and leasing of the light vehicles, trucks and heavy machinery that comprise our fleet together with the diesel fuel needed to operate our collection and transfer vehicles. In Brazil, the collection and transfer trucks that comprise our fleet are manufactured and sold primarily by Volkswagen, MAN, Mercedes Benz and Ford. As of June 30, 2017, we owned approximately 87.6% of our fleet, while 12.4% was leased. Our leasing contracts for our fleet are typically for a term of four years, with the option to buy the leased equipment at the end of the leasing period at a set price. As of June 30, 2017, the total value of these lease agreements was R$4.9 million, and they are set to expire between June 30, 2020 and July 31, 2020.

We purchase fuel from a number of distributors in Brazil, principally from Ipiranga Produtos de Petróleo S.A., pursuant to long-term contracts providing us with generally more attractive pricing than we could otherwise obtain in the open market. Our diesel fuel contract with Ipiranga provides for the purchase and delivery of a minimum of 33.6 million liters of diesel fuel per year at a fixed price, with prices being adjusted on a yearly basis. Fuel delivery takes place upon request. Prices are set by Ipiranga and are billed to companies in a similar industry at a set rate. The contract does not have a fixed term but may be cancelled by either party with at least 30 days’ advanced notice.

We also contract with third parties that provide leachate treatment and disposal, which consist of costs associated with the physical, chemical and biological treatment of leachate as well as costs associated with the transportation of this residue from our landfills to treatment plants, which in the majority of cases are offsite and operated by third-parties. We and our subsidiaries have entered into eight service contracts with various suppliers for the collection, treatment and transportation of leachate. The price of the service contract is calculated based on the price per cubic meter of leachate, and the aggregate value of our service contracts for leachate collection, treatment and transportation is R$29.3 million as of June 30, 2017. All agreements are set to expire on September 1, 2019, and vary in duration from six months to eight years, depending on the amount of services provided.

SEASONALITY

We experience moderate revenue seasonality in our business segments due to the location of certain landfills in regions that depend heavily on tourism, therefore leading to an increase in the volume of waste processed at these landfills in the summer months. Moreover, periods of heavy rain will generate a higher volume of leachate at our landfills leading to an increase in costs.

On a cash basis, we experience a higher rate of payments on our accounts receivable from municipalities during the first three months of each year, as Brazilian municipalities receive an annual transfer of federal funds at the beginning of the year. The rate of payments on accounts receivable progressively decreases as the year progresses, with the fourth quarter of each year exhibiting the longest collection periods.

In addition, we also experience a lower overall rate of payments on our accounts receivable from municipalities during election years and during the first quarter of the years following elections. Elections were last held in Brazil in 2016.

PROPERTIES AND EQUIPMENT

Our principal property and equipment consists of land, landfills, buildings, vehicles and equipment. We own or operates 13 landfills, five transfer stations, three facilities for the treatment of medical waste, two units for blending hazardous waste, one recycling and RDF unit, one reverse manufacturing facility, two biogas power generation plants and one effluent treatment facility. In addition, we own the land on which we intend to develop five additional landfills. We also own or leases a fleet of 1,010 vehicles consisting mostly of collection and transfer trucks.

We also are responsibility for a closed cell on Paulínia landfill, which landfill is composed of a total of two cells. The total amount provisioned as a contingency for landfill closure and post-closure obligations was R$98.2 million as of June 30, 2017. The post-closure period generally runs for 20 years after final landfills site closure.

For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Provision for landfill closure” and note 12 to the Company’s consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014.

INTELLECTUAL PROPERTY

In Brazil, brand ownership may only be acquired by means of a registration with the Brazilian National Institute of Intellectual Property (Instituto Nacional de Propriedade Industrial), or INPI, the agency responsible for registering intellectual property, including patents and trademarks. If INPI approves an application for a trademark, a registration certificate is issued to document the ownership of the relevant trademark which will be valid for a period of 10 years and may be extended for equal, successive terms. If INPI approves an application for a patent, a registration certificate is issued and the patent registration will be valid for 20 years as from the application date. During INPI’s review of a trademark or patent application, the applicant has only a contingent right to the exclusive use and ownership of the relevant trademark or patent, as the case may be.

Applications for trademark or patent registrations filed but not yet granted by the INPI may be denied, including in the event of third-party opposition or objection. Events that may cause loss of trademark ownership rights are: (i) expiration of the validity period without due and timely payment of renewal fees; (ii) renouncement by the owner, which may be total or partial with regards to the products or services designated by the trademark; (iii) forfeiture of the registration resulting from unjustifiable non-usage of the trademark; (iv) use of the trademark with significant modification or alteration of its original distinct design, as stated in the certificate of registration, for a period equal to or greater than five years from the date granting registration; or (v) declaration of nullity of the registration obtained by a third party after a successful administrative or judicial proceeding. Events that may cause loss of a patent are: (i) expiration of the validity period; (ii) waiver by the holder; (iii) forfeiture of the registration; or (iv) lack of payment of the annual fees.

As of June 30, 2017, we had registered or applied for registration of various trademarks with the INPI including, among others, the trademarks “Estre,” “Cavo Serviços e Meio Ambiente,” “Viva Ambiental,” “Geo Vision,” “Resicontrol” and “Oxil Manufatura Reversa.”

Trademark and patent registrations must be maintained through periodic payment of fees to the INPI. These payments are essential to preventing our registrations and related industrial property rights from being revoked.

We have also registered several domain names in Brazil with the Brazilian Network Information Center (NIC.br, Brazil’s internet domain name authority), including, among others, “estre.com.br,”“cavo.com.br” and “vivaambiental.com.br.”

We operate software products under licenses from vendors, including Oracle, Microsoft and SAP.

INSURANCE

We have insurance policies covering (i) environmental damage, (ii) civil responsibility; (iii) our fleet, equipment and properties; and (iv) directors’ and officers’ insurance, among others. We believe that all insurance amounts are adequate to cover potential losses. We believe that the insured amount described above are sufficient, considering our business activities and exposure to risk. For more information, see note 34 to the Company’s consolidated financial statements for the years ended December 31, 2016, 2015 and 2014.

PERSONNEL AND HUMAN RESOURCES POLICIES

The table below shows the number of administrative and operational employees for the dates indicated:

	As of June 30,		As of December 31,
	2017	2016	2015	2014
Administrative	638	762	762	842
Operational	12,134	12,653	12,217	13,701
Total	12,772	13,415	12,979	14,543

The table below shows the number of employees for each region of Brazil as of the dates indicated:

	As of June 30,	As of December 31,
	2017	2016	2015	2014
North	34	36	42	302
Northeast	1,942	2,426	1,736	2,122
Midwest	192	218	233	217
Southeast	8,346	8,394	8,577	9,506
South	2,258	2,341	2,391	2,396
Total	12,772	13,415	12,979	14,543

Our employees receive health care, dental plan, life insurance, meal tickets or restaurant vouchers in accordance with the Worker’s Meal Program (Programa de Alimentação do Trabalhador), consistent with market practices, in addition to other benefits such as employee transportation vouchers. We also offer our employees training and career development planning.

Our management model is based on meritocracy, with multi-year projects coupled with short-term goals and a compensation policy adopting below-market fixed salaries with above-market variable compensation goals, which we believe closely aligns shareholders’ and management’s interests.

As a result of our restructuring plan that was initially developed and implemented in 2013, and subsequently reassessed during 2014, 2015, and 2016, we have reduced our personnel headcount by approximately 30% and redesigned our back-office and management teams, thereby achieving significant cost savings.

Outsourced Services

We have outsourced certain activities that support our four business segments, including ancillary activities that are not directly related to our core business segments, such as cleaning, landfill security and certain legal services.

Unions and Labor Relations

Our employees are represented by local labor unions in the cities and states in which we operate, namely: Femaco (Federação dos Trabalhadores em Serviços, Asseio e Conservação Ambiental, Urbana e Áreas Verdes no Estado de São Paulo) and Femaco’s state-based equivalent union, Siemaco (Sindicato dos Trabalhadores em Empresas de Prestação de Serviços de Asseio e Conservação e Limpeza Urbana), among others. We believe we have good working relationships with the main unions that represent our employees. In 2015 and 2016, there were two short-term strikes, both of which were resolved without causing any material effect on us or our business. Our has entered into collective bargaining agreements with each of these unions and usually renegotiates such agreements on an annual basis. We believe we are in material compliance with the terms of each collective bargaining agreement we have entered into. However, in the event of a disagreement, we seek legal means in order to defend our interest and position.

CERTAIN AGREEMENTS AND TRANSACTIONS

Services Contracts

We rely significantly on certain municipal customers within our Collection & Cleaning segment as a source of revenues. For example, our contracts with the municipality of São Paulo for urban cleaning and street sweeping services comprised approximately 29% of our revenues for the six months ended June 30, 2017, and has a stated expiration on December 15, 2017. In addition, our contract with the municipality of Curitiba for collections, urban cleaning and street cleaning comprised approximately 13% of our revenues for the six months ended June 30, 2017. We are currently providing collections and cleaning services to Curitiba pursuant to a temporary contract set to expire in April 2018 or sooner at the discretion of the municipality. Together, our contracts with the municipalities of São Paulo and Curitiba represented 60% of the net revenues from services rendered for the Collection & Cleaning segment as of June 30, 2017 and 42% of our total net revenues from services during the same period.

We are currently providing collections and cleaning services to Curitiba pursuant to a temporary contract set to expire in April 2018 or sooner at the discretion of the municipality. We continue to provide services to the municipality of São Paulo through a temporary contract that expires in June 2018. We expect the official terms of the new auctions to be announced sometime in the first half of 2018. For more information on these contracts, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—C ompetitive Bidding Processes and Revenue Impact”.

The Transaction

In connection with the consummation of the Transaction, the following additional agreements were entered into among the various parties to the Transaction:

PIPE Subscription Agreements

On December 21, 2017, we issued 15,438,000 of our ordinary shares and 3,748,600 warrants to purchase ordinary shares at US$11.50 per share to certain institutional investors unaffiliated with us pursuant to a private investment in public equity, which we refer to as the PIPE Investment.

Pursuant to the PIPE Investment subscription agreement, we are required to file a new registration statement under the Securities Act registering the shares issued pursuant to the PIPE Investment within 30 days following the completion of the Merger, and must thereafter use our best efforts to have such registration statement be declared effective.

Exchange and Support Agreement

Upon the closing of the Transaction, we, Estre USA and the holders of Class B Common Stock of Estre USA (other than those forfeited pursuant to the Forfeiture and Waiver Agreement) remained outstanding following consummation of the Merger, entered into the Exchange and Support Agreement, dated as of December 21, 2017 (the “Exchange and Support Agreement”). Pursuant to the terms of the Exchange and Support Agreement, the holders of the Class B Common Stock of Estre USA will have the right to, from time to time, commencing on the first anniversary of the closing of the Transaction, exchange any or all of their Class B Common Stock of Estre USA for the same amount of our ordinary shares. Upon such exchange, an equal number of our Class B Shares, which were received by the holders thereof in the Merger, held by the exchanging shareholder shall be automatically surrendered to us for no consideration and, accordingly, the exchanging shareholder shall cease to be a holder of such Class B Shares. The right to make such exchange will expire on the seventh anniversary of the date of the Exchange and Support Agreement.

Registration Rights and Lock-Up Agreement

Upon the closing of the Transaction, the Registrant, certain persons and entities which held our ordinary shares and the Sponsor holding certain of the warrants issued by Estre USA to acquire shares of Class A Common Stock that were outstanding immediately prior to the closing of the Transaction, as converted in the

Merger such that they represent the right to acquire the same number of our ordinary shares, at the same exercise price and on the same terms as in effect immediately prior to the closing of the Transaction (collectively, the “Investors”) entered into the Registration Rights and Lock-Up Agreement, dated as of December 21, 2017 (the “Registration Rights and Lock-Up Agreement”).

Pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Registrant is obligated to file, after we become eligible to use Form F-3 or its successor form, a shelf registration statement to register the resale by the Investors of our ordinary shares issuable in connection with the Transaction. The Registration Rights and Lock-Up Agreement also provides the Investors with demand, “piggy-back” and Form F-3 registration rights, subject to certain minimum requirements and customary conditions. We have agreed to indemnify the Investors against certain liabilities, including liabilities under the Securities Act.

The Registration Rights and Lock-Up Agreement also provides that certain investors are restricted from selling their ordinary shares for a period of one year following the closing of the Transaction, subject to certain exceptions.

Warrant Agreement

Between September 25, 2015 and October 9, 2015, Estre USA sold 37,000,000 units at a price of US$10.00 per unit in connection with its initial public offering. Each unit consists of one share of the Estre USA's Class A common stock, US$0.0001 par value per share, and one-half of one warrant. Each warrant entitled the holder to purchase one share of Class A common stock of Estre USA at a price of US$11.50 per share. Each warrant would become exercisable starting on the later of 30 days after the completion of the Merger, or 12 months after the completion of the initial public offering of Estre USA. However, if Estre USA did not complete the Merger on or prior to the allotted period to complete the Merger, the warrants would expire at the end of such period.

Simultaneously with the closing of Estre USA's initial public offering, Estre USA also issued an aggregate of 9,750,000 private placement warrants, each exercisable to purchase one share of Estre USA Class A Common Stock at US$11.50 per share, at a price of US$1.00 per warrant. Each private placement warrant was exercisable for one share of Estre USA’s Class A Common Stock. On December 13, 2017, in connection with the Transaction, the Sponsor agreed to cause the forfeiture and surrender of 3,748,600 private placement warrants, while we simultaneously issued 3,748,600 warrants to purchase our ordinary shares to AB Co-Invest, with each new warrant being exercisable for one ordinary share with an exercise price of US$11.50 per share.

All of the outstanding warrants are governed by the Warrant Agreement, dated as of September 21, 2015 and filed with the SEC on September 28, 2015 (as amended, the “Warrant Agreement”). Pursuant to the Transaction Agreement, Estre USA, we and the Continental Stock Transfer & Trust Company (“Continental”) entered into the Assignment, Assumption and Amendment Agreement, dated as of December 21, 2017 (the “Warrant Amendment”) pursuant to which Estre USA assigned to us, and we assumed, all of Estre USA’s right, title and interest in and to the Warrant Agreement, dated as of September 21, 2015, by and between Estre USA and Continental, and the parties thereto agreed to certain amendments to reflect the fact that the warrants are, as a result of the Merger, exercisable for our ordinary shares.

Under the terms of the Warrant Agreement, the warrants will become exercisable starting on the date that is 30 days from the completion of the Merger, up until the earlier of: (i) the date that is five years from the completion of the Merger, (ii) our liquidation, or, (iii) in the case of the public warrants, the redemption date set forth in Warrant Agreement (triggered, at our option, in the event that the price of our ordinary shares is at least US$18.00 per share for 20 out of 30 trading days).

If we are unable to deliver ordinary shares to the warrant holder upon exercise of warrants during the exercise period, there will be no net cash settlement of such warrants and the warrants will expire worthless, unless they can be exercised on a cashless basis in the circumstances described in the Warrant Agreement.

Accordingly, pursuant to the Warrant Amendment, we are required to file a registration statement with the Commission, for the registration under the Securities Act of the ordinary shares issuable upon exercise of the outstanding warrants. We are required to use our best efforts to cause such registration statement to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiry of the warrants in accordance with the terms of the Warrant Agreement. If such registration statement has not been declared effective by the sixtieth business day following completion of the

Transaction, and during any period when there is not an effective registration statement covering the ordinary shares issuable upon exercise of the outstanding warrants, then the warrants are exercisable on a “cashless basis”, pursuant to the provisions of the Warrant Agreement.

In connection with the Transaction, the Registrant filed with the SEC a registration statement on Form F-3 under File Number 333-220428, including the related prospectus that was filed with the SEC on December 8, 2017, as supplemented by a supplement thereto file with the SEC on December 15, 2017 (as supplemented, the “Transaction Prospectus”). The Transaction Prospectus covers the offer of the ordinary shares issuable upon exercise of the public warrants. Upon the effectiveness of the registration statement to which this prospectus relates, this prospectus shall cover the offer of the ordinary shares issuable upon exercise of the public warrants. Upon the exercise of the public warrants and the issuance of the ordinary shares, such ordinary shares will be freely tradable under U.S. securities laws.

Share Put Option Agreement

Angra is a shareholder of the Company, and Angra held 8.21% of the Company’s shares prior to consummation of the Transaction. On the date of this prospectus, Angra remains a minority shareholder of the Company, holding 6.08% of the outstanding share capital of the Company.

In connection with the closing of the Transaction, certain people and entities who were shareholders of the Company immediately prior to closing of the Transaction entered into a share put option agreement with the Company (“Put Option Agreement”). Pursuant to the Put Option Agreement, Angra has the option, at any time prior to January 31, 2018, to contribute its shares of the Company to the Registrant and receive ordinary shares (the “Contribution Option”), and thereby become a shareholder of the Registrant instead of being a shareholder of the Company.

In addition, in connection with the Transaction, Angra was granted a put option that permits Angra to sell all, but not less than all, of its shares of the Company to the Registrant (or, if Angra exercises its Contribution Option, to transfer its ordinary shares of the Registrant to the Registrant). The option is exercisable within six months from the closing of the Transaction and, if the option is exercised, we shall be required to pay the exercise price within six months after the date that the put option is exercised. The aggregate put option exercise price is approximately US$11.4 million, with interest accruing thereon at a rate of the IPCA plus 9.5% per year from such date until the date that payment is made to Angra. Road Participacoes Ltda, a company through which the Registrant holds a portion of its interest in the Company, has granted security over 2.93% of the share capital of the Company as security for the obligation of the Company to pay the put option exercise price pursuant to the terms of the Put Option Agreement.

If Angra decides to contribute its shares of the Company to the Registrant and receives ordinary shares, Angra will not be subject to any lock-up restrictions on the transfer or sale of such ordinary shares. Angra is entitled to indemnification from us for the shortfall between the amount that would have been payable to Angra had the put option been exercised by Angra and the amount received by Angra for the sale of its ordinary shares in the market by us upon Angra request within 6 months following the closing of the Transaction.

If Angra decides not to contribute its shares of the Company to the Registrant, Angra will remain as a minority shareholder of the Company holding 6.08% of the outstanding share capital of the Company and, pursuant to the terms of the Put Option Agreement, Angra will continue to have the benefit of the put option that is exercisable within six months from the closing of the Transaction.

CODE OF ETHICS AND ANTI-CORRUPTION POLICY

In 2015, under the leadership and guidance of our new CEO, Mr. Sergio Pedreiro, and in response to Brazil’s new anticorruption law adopted in 2014 and an intensified focus in Brazil on the prevention of corrupt practices, we implemented a comprehensive new compliance program applicable to all employees and suppliers that is focused on transparency and ethical conduct. Since 2015, we have invested significantly in our internal controls mechanisms with the objective of auditing, detecting and reporting irregularities, imposing disciplinary measures and taking remedial or punitive measures in the case of violations. We have a focused commitment to continuing to strengthen our compliance policies and internal control systems.

As part of our new compliance infrastructure, in 2015, we hired a senior level Compliance Officer to spearhead the redesign of our compliance program. Under the direction of the Compliance Officer, we developed several committees and mechanisms designed to detect and prevent improper conduct, including the establishment of a Risk Management and Compliance division to implement and enforce our compliance program, with the goal of aligning such program with the best practices and requirements of the Brazilian Anti-Corruption Law.

In addition, we implemented a comprehensive Code of Ethics and an Anti-Corruption Policy that establishes guidelines and responsibilities for various stakeholders in an effort to ensure compliance with the Brazilian Anticorruption Law and our own ethical standards. These policies, among other features, impose rigorous due diligence requirements for the engagement of suppliers, business with government customers, new business, the hiring of new executives and merger and acquisition processes. In addition, the policies stipulate stringent guidelines regarding sponsorship and donations. We are also required to include our anticorruption policies in agreements with suppliers, partners and intermediary agents, as well as to obtain representations from such parties as to their adherence with our compliance policies. We now also regularly provide on-site compliance training to employees and business partners, and requires regular due diligence and internal testing and review of these policies.

As part of our new compliance policies, bonus payments and profit sharing plans are now linked to adherence to our compliance procedures, which we believe is an integral part of our compensation structure. In addition, we have also established an internal whistleblower hotline and has sponsored company-wide participation in the annual Estre Compliance Day.

We believe that our compliance policies, and our commitment to compliance, will be a material competitive advantage for the sustainability of our business model. In light of the recent focus in Brazil and globally on the prevention of corrupt practices and the enforcement of anticorruption regulations and measures, we believe that an increasing number of our customers, in particular municipalities and other public sector customers, will closely diligence their commercial partners and require a commitment to compliance, evidenced by a strong compliance program and a track record of ethical behavior. We believe that our dedication to and the promotion and enforcement of ethical values will, therefore, not only protect our brand by generating a culture of compliance, meritocracy and efficiency, but ultimately also be a material competitive advantage.

In addition, in connection with the consummation of the Transaction, we have adopted additional compliance policies designed to ensure our compliance with international governance and compliance standards on, among other things, anticorruption, insider trading, related party transactions and disclosure standards, such as the Foreign Corrupt Practices Act and the NASDAQ corporate governance and compliance rules.

LEGAL AND ADMINISTRATIVE PROCEEDINGS AND INVESTIGATIONS

We are party to various judicial and administrative proceedings, including tax, labor, regulatory, environmental and civil proceedings. As of June 30, 2017 and December 31, 2016, our provisions for legal proceedings were approximately R$167.8 million and R$148.5 million, respectively, out of which R$54.7 million and R$50.3 million related to ongoing civil and labor legal and administrative proceedings we have estimated, based upon the advice of our external counsel, as having a probable likelihood of loss, and R$113.1 million and R$98.2 million as of June 30, 2017 and December 31, 2016, respectively, relating to tax proceedings primarily in connection with certain intercompany transactions, (such as loans and other financial transactions), the tax treatment of which is uncertain under Brazil’s regulatory framework and may be questioned by the tax authorities. For more information, see note 22 of the audited financial statements for the years ended December 31, 2016, 2015 and 2014 and “Risk Factors—Risks Related to Our Business—Brazilian tax authorities may challenge the tax treatment given to certain of our transactions, potentially resulting in significant tax liabilities that could adversely affect us.” In addition, judicial deposits totaled R$8.9 million and R$6.8 million as of June 30, 2017 and December 31, 2016, respectively.

Allegations and investigations involving us and certain of our affiliates

In recent years, Brazil has intensified its focus on the prevention of corrupt practices and the enforcement of anti-corruption regulations and measures. Brazil’s anticorruption law which came into effect in 2014 establishes liability for Brazilian companies that commit acts against Brazilian or foreign public administration, including acts relating to tender processes and administrative contracts. As a company that has public entity customers and participates in public bidding processes, we have increased risk exposure to potential misconduct. In addition, we have been historically engaged in oil and gas business activities in Brazil, a sector that has been the specific focus of governmental investigations, including the so called Lava Jato investigations centered on Petrobras and its affiliates.

Since the appointment and under the leadership of our current CEO, Mr. Sergio Pedreiro, who was appointed in early 2015, we have devoted substantial efforts to continue improving our governance, internal controls and integrity programs and policies in order to address perceived deficiencies, including by hiring a new chief compliance officer in 2015, strengthening our compliance and internal control systems and investing in our information systems and information technology infrastructure. We believe that these efforts have resulted in significant improvements of our compliance and internal controls. For further information regarding our code of ethics and anticorruption policy, see “—Code of Ethics and Anti-Corruption Policy.”

However, notwithstanding our recent compliance efforts, we, our founder Mr. Wilson Quintella Filho and certain entities formerly affiliated with us, have been subject to, or mentioned in connection with, allegations of past misconduct, as described in more detail below. In addition, we have been subject to investigations of the Brazilian tax authorities resulting in tax infringement notices, relating to payments to certain suppliers which could not be properly documented.

For further information regarding the risks relating to the circumstances described herein, see “Risk Factors—Risks Related to Our Business.”

Allegations and investigations involving ERT, a former affiliate entity of ours engaged in the oil and gas sector

Our business activities in the oil and gas sector commenced in 2008 with the creation of Estre Petróleo, Gas e Energia Ltda. (“Estre Petróleo”). Estre Petróleo formed part of a consortium called Estaleiro Rio Tietê Ltda. (“ERT”), primarily engaged in the construction and manufacture of river barges and pushers. Through Estre Petróleo, we used to own 50% of ERT and jointly controlled the entity.

We no longer have any affiliation with ERT. In October 2011, when BTG Pactual and Angra became our shareholders, we ceased participation in ERT via the transfer of Estre Petróleo’s interest in ERT to Mr. Quintella. Furthermore, in September 2014, Mr. Quintella exchanged certain of the Company’s common shares owned by him for all of the shares issued by Estre Óleo e Gas Holding S.A. (“Estre O&G”), then held by us. At that time, Estre O&G was a one of our wholly-owned consolidated subsidiaries, and Estre O&G, in turn, had a 100% interest in Estre Petróleo. As a result, since the closing of this transaction in 2014, we no longer hold any equity interest in Estre O&G or Estre Petróleo, which are now controlled by Mr. Quintella. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Divestments—Sale of Interest in Estrans Óleo e Gás Holding S.A.”)

In 2010, ERT won a significant public bid to develop and build 20 river convoys comprising of 80 barges and 20 pushers to transport ethanol along the Tietê-Parana waterway. The bid was held by Petrobras Transporte S.A. (“Transpetro”), a fully owned subsidiary of Petrobras engaged in the transportation and storage of oil and byproducts. This contract was valued at R$464 million and ERT won the bid by submitting a proposal of R$432.3 million. In October 2014, as a time we were no longer affiliated with ERT, the Brazilian Federal Prosecutor filed a civil action against us and ERT, representing the culmination of an ongoing civil inquiry initiated in 2013, alleging acts of administrative misconduct in connection with the ERT consortium’s winning bid for the 2010 contract. In connection with this claim, the Federal Public Prosecutor sought the annulment of administrative acts and contracts which benefited ERT and damages in the amount equal to all the payments that ERT received executing the contract, including the down payment of R$21.9 million by the Brazilian merchant navy fund. The claims against us and ERT remain outstanding as of the date of this prospectus.

In December 2015, the Brazilian federal police searched our offices and the offices of ERT. As part of the search of our headquarters, the Brazilian federal police only procured an electronic copy of the contract between ERT and Transpetro and no other documents or assets of ours were seized.

In February 2016, the independent federal accountability office (Tribunal de Contas da União) (“TCU”), which assists the Brazilian Congress in exercising external audit over the executive branch presented its report regarding the winning 2010 bid of the ERT consortium for the Petrobras contract and concluded that the allegations of misconduct described above were unfounded. The decision of the TCU is not binding on the Brazilian Federal Prosecutor’s claims described above.

In June 2016, we were cited in the plea bargain agreement of Mr. Sergio Machado, the former CEO of Transpetro. In his testimony Mr. Machado claims that ERT paid bribes of an undisclosed amount on a frequent basis prior to Mr. Machado leaving Transpetro in 2014.

As of the date of this prospectus, ERT has not been charged with any criminal misconduct or been informed that any such charges are contemplated.

Allegations and investigation involving Mr. Wilson Quintella Filho, our founder

Mr. Quintella is our founder and as of the time of this prospectus, a shareholder and former chairman of our board of directors. Mr. Quintella has resigned from our board following the Transaction, and his percentage ownership in our company has decreased to 5.3% immediately following the Transaction. For additional information, see “Risk Factors— Allegations and investigations of impropriety involving Wilson Quintella Filho, our founder, shareholder and former Chairman of our board of directors, have surfaced as part of Brazil’s ongoing Lava Jato investigation, which have, and may continue to, adversely affect us, principally by harm to our reputation. Any negative developments in or relating to such allegations and investigations involving Mr. Quintella could further adversely affect us”.

Mr. Paulo Roberto Costa, Petrobras’s former director of refining and supply, was targeted in the Lava Jato investigations and was convicted on money laundering and racketeering charges for his role in the Petrobras scandal. In September 2014, Mr. Costa named our company and Mr. Quintella in testimony provided as part of his plea bargain, which effectively reduced Mr. Costa’s sentence following his conviction. In his testimony, Mr. Costa alleged that Fernando Antˆonio Falcão Soares, a Brazilian lobbyist known as Fernando Baiano, introduced him to Mr. Quintella and, through Mr. Soares, Mr. Costa received payments of R$1.4 million in cash between 2011 and 2012. Mr. Costa indicated in his testimony that these payments were not in connection with any particular public bids and were merely an expression of gratitude. Mr. Quintella was also named in the plea bargain agreement of Mr. Sergio Machado in June 2016. The former CEO of Transpetro alleged that Mr. Quintella was involved in a bribery scheme involving Transpetro, while Mr. Machado was a senior executive at the Petrobras affiliate. Mr. Machado left Transpetro in 2014.

In December 2015, in connection with investigations involving ERT, the Brazilian federal police searched not only the offices of ERT, but also the home and business of Mr. Quintella. In connection with this search, the personal electronic devices of Mr. Quintella were seized by the Brazilian federal police.

As of the date of this prospectus, no criminal charges have been brought against Mr. Quintella and he denies all allegations of wrongdoing.

Allegations and investigations involving us

In his September 2014 testimony referenced above, which was provided as part of his plea bargain, Mr. Costa named not only Mr. Quintella, but also referenced our company. Furthermore, in November 2015, the Brazilian Federal Police seized a document dating from 2010 at the residence of Mauricio Bumlai, a Brazilian entrepreneur, that mentioned us in relation to alleged corrupt practices. In addition, in June 2016, we were cited in the plea bargain agreement of Mr. Sergio Machado, the former CEO of Transpetro, who alleged that, like ERT, we and Pollydutos, a former indirect subsidiary of ours, paid bribes on a frequent basis while Mr. Machado led Transpetro and before leaving his post at the Petrobras affiliate in 2014.

As of the date of this prospectus neither we nor Pollydutos are aware of their being the focus of any investigations relating to the above, and they have not been charged with any misconduct or been informed that any such charges are contemplated.

Tax assessments and tax infringement notices relating to certain supplier relationships

We have commercial relationships with many suppliers and service providers. Assumingly acting in cooperation with the Lava Jato investigators, the Brazilian Federal Revenue Service (“BFRS”) requested information and documentation from us regarding the relationship with and past payments to certain suppliers. We were not able to produce the required information to the BFRS in all cases and with respect to all suppliers in question, which resulted in tax infringement notices.

In September 2015, the BFRS filed a Notice of Tax Enforcement (“NTE”) addressed to us, requiring that we produce information concerning 14 of our suppliers in relation to payments made over the course of 2010. In December of 2015, we received an official tax assessment notice from the BFRS in the amount of R$75.2 million regarding the same matter. In March 2016, the BFRS filed a second NTE addressed to us requiring that we produce information concerning 39 of our suppliers in relation to payments made during 2011 to 2013. In July 2016 and in August 2016, we received two additional NTEs requiring that we produce information concerning 17 and 18 of our suppliers, respectively, also in relation to payments made during 2011 and 2013. In December 2016, we and our affiliate Cavo received a further NTE from the BFRS claiming amounts of R$46.8 million and R$28.4 million from us and Cavo, respectively. We were not able to produce the information required to back up all payments questioned by the BFRS, and the NTEs ultimately resulted in official tax infringement notices, based on the BFRS’s assumption that we understated our taxes as a result of the not properly documented transactions with various suppliers, and allegations of improper payments based on the lack of such documentation.

In May 2017, we entered into the Brazilian Tax Regularization Program established by Brazilian Executive Act 766/2017. The program permitted us to settle our tax debts, including taxes, interest and penalties assessed in a total amount of R$569.2 million as a result of the NTEs. The Tax Regularization Program allowed us to pay certain of our federal tax debts in installments. The program also allowed the partial settlement of the tax debts with the use of tax credits and/or the use of tax loss carryforwards. To date, we have made use of R$370.8 million in tax loss carryforwards in connection with this program. If we were to contest the NTEs or the amounts due as a result of the NTEs, we would be unable to apply the Tax Regularization Program to amounts found to be due.

On December 16, 2017, Cavo received an official tax assessment notice from the Brazilian Federal Revenue Service (“BFRS”) in the amount of R$90.6 million concerning transactions with a number of specified suppliers in relation to payments made in 2012.

On December 26, 2017, Estre received two official tax assessment notices from the BFRS in the aggregate amount of R$121.8 million concerning transactions with a number of specified suppliers in relation to payments made from 2012 to 2015.

The Brazilian Tax Regularization Program in which we participated to settle certain of our tax assessments is no longer available to settle new tax infringement matters, including those infringement notices received by Cavo and us in December 2017.

We may receive additional tax assessments in the future in relation to other suppliers and periods. There is no guarantee that additional tax amnesty programs will be offered by the Brazilian government on favorable terms, or at all, in the foreseable future to settle currently pending or future tax assessments.

Internal investigation of, and termination of the commercial relationship with certain suppliers

As part of the Lava Jato investigation, we received in August 2014 a notice from the Brazilian Federal Prosecutor requesting information regarding our commercial relationship with Grupo Pragmática, a Brazilian management consulting firm used by us. Grupo Pragmática is owned by the brother-in-law of Paulo Roberto Costa and was implicated in the Lava Jato investigation. In November 2014, a Brazilian parliamentary committee, established by the Brazilian Congress in connection with Lava Jato-related investigations and operating independent from the Brazilian Federal Prosecutor, also requested information from us regarding our relationship with Grupo Pragmática. We provided the requested information and the parliamentary committee was disbanded in October 2015 without any additional requests from, or action against, us.

In early 2015, Mr. Pedreiro, our current CEO, was appointed. Under the leadership of our new CEO, we devoted substantial efforts to improving our governance, internal controls and integrity programs and policies. Furthermore, as a part of our response to the above-described events, including the NTEs and the information request regarding Pragmática, at the direction of its General Counsel acting with the full support of our senior management and board, we hired in November 2015 a recognized audit and investigation consultant to conduct a review of documentation concerning our historical transactions in the 2010 to 2015 period with all suppliers named in the NTEs and certain additional suppliers implicated in the Lava Jato investigations or identified by our independent auditors or our compliance division. The consultant did not find in its review any definitive evidence of improper payments; however, it did identify several past weaknesses in our internal controls and resulting inadequacies of documentation. While the findings of such review were ultimately inconclusive, we proactively terminated our commercial arrangements with almost all suppliers subject to this review.

In view of the inconclusive findings resulting from the initial review of certain of our supply arrangements, at the direction of our independent Brazilian legal counsel and with the full support of senior management, we engaged a separate audit and investigation consultant in November 2016 (i) to further review documentation concerning transactions with our suppliers, expanding the scope of the work in terms of the number of suppliers analyzed and extending the covered period from 2010 through 2016, and (ii) to verify the efficiency of our updated internal control and management systems and to assess our inventory.

In their review of documents regarding our transactions with the identified suppliers during the 2010-2016 period, the second consultant once again did not find conclusive evidence of improper transactions. They concluded, however, that certain disbursements we made were not properly supported by documentation. All such transactions that were found to be inadequately supported by documentation related to services provided during the 2010-2014 period, which predates the appointment of our current management and our devotion of substantial efforts to improving our governance, internal controls and integrity programs and policies. All services included as part of the review that were provided during the 2015 to 2016 period were found to be properly documented, which we believe evidences the effectiveness of our improved internal control systems implemented in 2015.

As a result of these findings, despite the lack of conclusive evidence of improper payments, in 2016 we proactively terminated our commercial arrangements with almost all of the suppliers that were parties to transactions found not to be properly documented. As a matter of caution, a majority of the suppliers that provided services in the 2015 to 2016 period and whose services were found to be properly documented, were also terminated. In addition, on the basis of the findings of the independent consultants, our management made an accounting adjustment resulting in the write-off of property, plant and equipment items totaling R$44.0 million relating to payments we made for goods and services that could not be properly documented. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Factors Affecting Our Results of Operations— Termination of Supplier Relationships and Write-off of Property, Plant and Equipment” for further information regarding the write-offs.

Petrobras relationship

We have been historically engaged in oil and gas business activities in Brazil with Petrobras as a customer and continues to provide, through our Oil & Gas segment, services to Petrobras, a Brazilian state-controlled oil and gas company, on an as-needed basis for the remediation of sites contaminated with oil and/or other pollutants. Our commercial relationship with Petrobras and its affiliates has been limited in the more recent past and in 2015, 2016 and the six months ended June 30, 2017 we have derived total revenues of R$92.9 million, R$52.5 million and R$11.7 million, respectively, from such relationship. Despite the limited exposure to Petrobras, our management decided to instruct the investigation consultant engaged in November 2016 to separately analyze our commercial relationship with Petrobras, in particular all bidding processes in which we or any of our affiliates was successful and as a result of which services to Petrobras or any of its affiliates were or are provided. The review of the dealings with Petrobras remains ongoing.

Public and Class Action Proceedings

As of June 30, 2017, we were involved in 26 public and class action proceedings, in which the total aggregate amount claimed was approximately R$100.0 million. These proceedings comprise routine civil class actions, governmental proceedings and collective actions regarding our operations.

As of June 30, 2017, we estimated that the risk of loss was possible for 16 of these proceedings, involving a total aggregated amount of R$59.0 million, and probable for three of these proceedings, involving a total aggregate amount of R$0.4 million.

The allegations arising from our relevant public and class action proceedings stem from our participation in public bids and the resulting service contracts entered into with public entities, as well as the authorizations and orders that were issued in connection with these public bids. Most of the proceedings were initiated by the relevant states’ public prosecutor’s office or the Federal Public Prosecutor’s office against us or certain of our affiliates (often prompted by one of our competitors) alleging misconduct or regulatory breaches during specific public bidding processes and are typical for companies operating in the Brazilian waste management business. The proceedings challenge the authorizations, orders and contracts that were executed as a result of winning the respective public bid, in addition to requesting the restitution of any value or benefit gained. These proceedings are ongoing and we continue to assert our defense in each of them. We do not believe that these ordinary course proceedings pose a significant risk to the company.

Labor Proceedings

As of June 30, 2017, we were party to 1,578 labor proceedings, in which the total aggregate amount claimed was approximately R$68.6 million. As of June 30, 2017, we estimated that the risk of loss was possible for 795 of these proceedings involving an aggregate amount of R$11.9 million, and probable for 684 of these proceedings, involving a total aggregated amount of R$51.5 million. The remaining proceedings’ risk of loss is estimated as remote, and involve a total aggregate amount of R$5.3 million as of June 30, 2017. We have provisioned a total of R$51.5 million and made judicial deposits totaling R$8.5 million.

Most of our labor proceedings were filed by former employees or outsourced employees. The main allegations made concern amounts allegedly owed by us due to overtime, indemnities based on Brazilian labor laws, exposure to hazardous conditions, remuneration matters and health and safety issues related to our waste collection operations, among other matters.

The volume and nature of the labor proceedings described above are, we believe, consistent with those of other Brazilian businesses in our sector or with similar work force characteristics.

Civil and Arbitral Proceedings

As of June 30, 2017, we were involved in 160 ordinary course civil proceedings, in which the total aggregate amount claimed was approximately R$5.9 million for which provisions in the amount of R$2.8 million and judicial deposits in the amount of approximately R$1.0 million were made. Most of these legal proceedings were initiated by our suppliers and involve garbage truck accidents inherent in our solid waste collection operations.

In addition, we are also currently involved in an arbitration proceeding filed by Neptune Assesoria e Engenharia Ambiental Ltda. alleging that they are owed commissions due to their participation as an advisor in our (i) investment in Advanced Disposal Services (ADS) through Highstar, an investment vehicle, and (ii) divestment of ADS / Highstar to BTG Pactual. We estimate that our chance of loss is remote in this proceeding.

Environmental and Regulatory Proceedings

As of June 30, 2017, We were involved in approximately 32 environmental proceedings, in which the total aggregate amount claimed was approximately R$31.9 million. These proceedings include public civil actions and collection actions concerning our landfill operations and are typical for companies operating in the Brazilian waste management business.

As of June 30, 2017, we estimated that the risk of loss for 15 of these proceedings was possible, involving claims totaling an aggregate amount of R$30.9 million, and for 17 of these proceedings, the risk of loss was remote, involving claims totaling an aggregate amount of R$1.0 million. In addition, we are under investigation in certain routine civil inquiries started by the Public Prosecutor’s Office to monitor environmental licensing processes. We are also involved in administrative proceedings arising out of our day-to-day operations, such as landfill odors or other environmental issues.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of our business, we may engage in a variety of transactions with any of our consolidated subsidiaries as well as with our affiliates, including certain of our directors, executive officers and shareholders, that may or may not be entered into at prevailing market terms.

We present below a description of the agreements between us and our related parties:

Loans and financing.

•	On June 27, 2011, we issued debentures in a principal outstanding amount of R$680.0 million exclusively to BTG Pactual, one of its controlling shareholders. On June 13, 2017, we, Estre Coleta Holding S.A. and BTG Pactual executed a Private Debt Acknowledgment Instrument (Instrumento Particular de Confissão de Dívida) that progressively repealed and replaced the indenture governing our first issuance of debentures, and had substantially the same terms and conditions as those debentures. At the closing of the Transaction, we completed our Debt Restructuring, pursuant to which we partially paid down the outstanding balance of these debentures and related debt acknowledgment instrument, then amended and restated the terms of these debentures. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Indebtedness—Debentures—Debt Restructuring and Refinanced Debt.”
•	On December 14, 2012, we completed a second issuance of debentures in a principal outstanding amount of R$650.0 million. Part of the collateral securing these debentures consists of a security interest over the credit rights of commercial contracts entered into by Infraner Petróleo, Gás e Energia Ltda., a company indirectly controlled by our founder and shareholder Wilson Quintella Filho. At the closing of the Transaction, we completed our Debt Restructuring, pursuant to which we partially paid down the outstanding balance of these debentures, then amended and restated the terms of these debentures. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt.”
•	We irrevocably and unconditionally guarantees 37.65% of the outstanding amount of debentures issued by Loga on May 15, 2015, in the total amount of R$50.0 million. As of June 30, 2017, R$50.8 million remained outstanding under these debentures.
•	Attend and CIFI (Corporación Interamericana para el Financiamiento de Infraestructura S.A.) are currently negotiating an indenture pursuant to which Attend will issue US$14.2 million in notes, all of which will be purchased by CIFI, and are expected to be unconditionally and irrevocably guaranteed by us. With the intention of obtaining a portion of these proceeds in advance, Attend executed a short-term bridge loan agreement with CIFI on September 30, 2016 in the amount of US$9.0 million, which was unconditionally and irrevocably guaranteed by us and secured by collateral consisting of our total equity interest in Attend as well as 15 real estate properties owned by CTR Itaboraí. The proceeds of this short-term bridge loan will be set-off against the proceeds of the notes to be issued by Attend. As of June 30, 2017, R$30.5 million remained outstanding under this short-term bridge loan.
•	We entered into a loan agreement with Doña Juana in November 2015, pursuant to which we lent an aggregate amount of US$350 thousand to Dona Juana, to be repaid in November 2016, at an interest rate of 5%. Currently, R$665 thousand remains outstanding under this loan.
•	We are a full, unconditional guarantor under 16 bank surety agreements obtained by Estaleiro Rio Tieté Ltda. from Banco ABC Brasil S.A., in a total aggregate amount of approximately R$19.7 million, in connection with its commitment to construct 16 river barges. These guarantees are set to expire on March 28, 2018, but are expected to be renewed on a yearly basis for so long as the river barges are being constructed. As of June 30, 2017, R$19.7 million remained outstanding.

Service Agreements

•	Loga and Cavo have entered into a services agreement for strategic environmental management, as well as planning and technical assessment services to be provided by Cavo to Loga, pursuant to which Loga pays a monthly fee of R$74.7 thousand to Cavo. The agreement expired on January 16, 2018.

•	Between 2015 and 2016, we executed with Loga two services agreements for the analysis of liabilities and management of contaminated areas, with a total aggregate contract value of R$4.9 million. The first of these agreements expired in January 2016, and the second expired in August 2017.
•	On May 16, 2016, we executed with Loga a services agreement for the implementation of an environmental software system, with a total contract value of R$1.6 million. The agreement expired in January 2017.
•	On September 12, 2016, Loga and Cavo executed a services agreement, regarding tests and atomization with advanced oxidation processes, with a total contract value of R$0.8 million. The agreement will remain effective until the conclusions of the services to be provided thereunder.
•	On September 14, 2016, Loga and Cavo executed a services agreement for technical advisory services in environmental engineering, with a total contract value of R$1.7 million. The agreement will remain effective until the conclusions of the services to be provided thereunder.
•	On October 13, 2014, Loga and UTR executed a services agreement for the treatment of medical waste. This contract expired in March 2017.
•	On April 20, 2017, UTR and Loga executed an equipment rental agreement relating to six containers used for the treatment of medical waste, as well as three compactors, at a monthly price of R$7.3 thousand. The agreement expires in April 2018.
•	Cavo subcontracted with CGR Catanduva on August 11, 2016 to provide waste transportation services to Cavo from Cavo’s transfer stations to CGR Catanduva’s landfill, for a period of 12 months, at a price of R$120.0 per ton, as part of Cavo’s municipal contract with the municipality of Novo Horizonte. This agreement terminated in August 2017, but is expected to be renewed once Cavo renews its contract with the municipality of Novo Horizonte.
•	Attend provides leachate removal and disposal services to our landfills, specifically our Itaboraí, Itapevi and Resicontrol landfills pursuant to services contracts executed between June and July 2017, each for a period of 12 months, with a total an aggregate value of R$4.6 million. Our balance under these services contracts were partially set off by a R$1.1 million outstanding balance under a loan that we extended to Attend on April 8, 2014.
•	Cavo executed a services agreement with CDR Pedreira in August 2016 for the final destination of waste collected by Cavo from one of Cavo’s C&I customers. The total contract value is R$369.7 thousand, with expected expiration in July 2017. We have successfully negotiated a 12 month extension for an amount of R$574.9 thousand.
•	Cavo and CDR Pedreira are to enter into a services agreement for the disposal of waste collected by Cavo from one of Cavo’s C&I customers. The total aggregate contract value is R$292.7 thousand, with an expiration date of May 1, 2019.
•	Allpark Empreedimentos Participações e Serviços S.A., a company partially owned by BTG Pactual, leases 50 parking spaces to us totaling R$11.0 thousand in monthly payments. This agreement has a term of one year expiring on July 24, 2018.
•	We entered into a contract, to receive services from UOL Diveo S.A., a company partially owned by BTG Pactual, for a period of 36 months totaling R$29.9 thousand in monthly payments. This services contract was canceled on July 29, 2017, and we still owe a remaining balance of R$25.0 thousand under it.
•	Between 2016 and 2017, Cavo entered into two contracts with SANEPAR, a company partially owned by an investment fund managed by Angra, pursuant to which Cavo provides collection and disposal services to SANEPAR. The aggregate contract value is R$5.7 million, and the agreements are set to expire between 2017 and 2020.
•	We entered into a lease agreement with Geradora Aluguel de Maquinas S.A., a company partially owned by an investment fund managed by Angra, for the lease of equipment. The lease has a monthly value of R$4,750 and is set to expire on April 24, 2018.

•	Loga and Gestão e Logística Ambiental S.A., or GLA, entered into a services agreement on July 31, 2017 for the transport by GLA of waste collected by Loga to one of Loga’s landfills. The total aggregate value of this agreement is R$170.8 million and is set to expire on July 1, 2024.

Divestments of Assets

•	On December 4, 2015, we entered into a contract of sale for our 75% interest in Estrans for US$580,000 (R$2.2 million considering an exchange rate as of December 4, 2015 of R$3.7575 per US$1.00, as reported by the Brazilian Central Bank on that date). Proceeds from this sale were partially offset by existing debts of Estrans owed to certain executive officers of Estrans (Emilio Abboud, Julio Bonazzola and Alejandro Bonazzola) such that proceeds from the transaction, after set off against the debt, were US$180,000. As a result, and due to the fact that we sold Estrans at price less than its balance sheet value at the time, we recorded a capital loss of R$12.1 million in 2015 under other operating expenses as a result of this transaction. Julio Bonazzola remains currently an executive officer of Estre Ambiental’s branch in Argentina. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Divestments—Sale of Interest in Estrans S.A.” and note 1.3.3 of the Company’s consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this prospectus.
•	On September 1, 2014, we and Wilson Quintella Filho, our founding shareholder, signed a non-cash share barter agreement pursuant to which Mr. Quintella exchanged 2,053,983 of the Company’s common shares owned by him (corresponding to 1.9% of the total common shares he then owned with a value of R$37.4 million) for 53,701,027 common shares issued by Estre Óleo e Gas Holding S.A., or Estre O&G, held by us at the time. While Estre O&G was fully transferred to Mr. Quintella in connection with this transaction, we were unable to assign certain of the contracts with Petrobras related to the transferred Estre O&G business at the time of sale, and as such, retained responsibility for these contracts until they expired in January 2017. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Divestments—Sale of Estre Óleo e Gás Holding S.A.” and notes 1.3.1 and 11 of the Company’s consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this prospectus.
•	In October 2014, we entered into a purchase and sale agreement with BTG Pactual (through AZPSPE) for the sale of 65% of CDR Pedreira—Centro de Disposição de Resíduos, or CDR Pedreira, for a total purchase price of R$180 million paid in three installments over the course of 2014. In connection with this transaction, we recorded a gain of R$154.7 million under other operating income in 2014, reflecting the difference between the purchase price and the book value of CDR Pedreira. In addition, simultaneously with this sale, we entered into call and put option agreements in connection with our potential repurchase of CDR Pedreira from AZPSPE, originally set to expire in October 2017. The call and put option amount was R$180 million, plus 25% fixed interest per year from October 2014 and an additional put option premium equivalent to R$1.00 per share. On May 19, 2016, in connection with the sale by BTG Pactual (through AZSPE) of the CDR Pedreira to an independent third party, we agreed to terminate the right corresponding to the call and put options, the fair value of which totaled R$20.8 million at that time and, accordingly, fully wrote it off as a loss under “Other Operating Expense” in 2016. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Divestments—Sale of CDR Pedreira—Centro de Disposição de Resíduos” and note 1.3.5 of the Company’s consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this prospectus.
•	In connection with the Transaction, on December 21, 2017, we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to a vehicle controlled by the Company’s former shareholders for a nominal fee. These agreements are subject to customary conditions precedent, such as regulatory approvals and other third-party consents. Subject to the fulfillment of applicable conditions precedent, we expect the transfer of our interests in Loga, Attend and Terrestre to the Company’s former shareholders to be completed around March 2018.

Transactions with Officers and Directors

•	WDL Têxtil Ltda., a company owned by Mr. Wilson de Lara, one of our shareholders and former director, owns a piece of real property in Curitiba that is rented to Cavo for use as office and parking space. The lease agreement was executed in August 1, 2012, for an initial term of 48 months, to be subsequently automatically renewed for successive terms. The monthly lease payment is R$41.4 thousand.
•	We rent the office space where our headquarters is located from Gisele Mara de Moraes, one of our shareholders, pursuant to a lease agreement dated December 1, 2011. The lease has no expiry date. Our rental osts are R$58,000 per month.
•	We have entered into various indemnity agreements with certain of our current and former executive officers in order to hold them harmless for any liabilities incurred in connection with the performance of their duties as executive officers of our company that are not covered by our D&O insurance, so long as such persons acted in accordance with the shareholders’ guidelines and were not culpable or performed any fraudulent acts. We have entered into these indemnity agreements with the following individuals: current executives Sergio Pedreiro, Roberto Nakagome, Fabio D’Avila Carvalho, Alexandre Bueno, André Meira, Julio Volotão, Thiago Fernandes, Marcello DiAngelo, and former executives Daniel Fonseca, Gerson Gruttola, Gerson Pedro, Marcelo Fonseca, Leonardo Santos, José Antonio de Sousa Azevedo, and Rodrigo Porrio.
•	We have agreed to pay the legal fees of certain of our current and former executive officers incurred in connection with lawsuits relating to the performance of their duties as executive officers of our company. We have agreed to pay the legal fees of the following individuals: Wilson Quintella Filho, Alexandre Alvim, Fernando Ribeiro Bau, João Carlos David, Leonardo Pereira, Gustavo Caetano, Breno Palma, Marcelo Castro, Alessandro Campos, Pierre Roulet, Roberto Rittes, Pedro Stech, Marco Ottoni, Elio Cherubini, Rodrigo Porrio, Juscelino Dourado, José Antonio Azevedo, Julio Volotão, Carlos Fonseca, Rafael Horta, César Filho, Sérgio Pedreiro, Wilson de Lara, Bruno Sena, Otávio Lazcano and Alberto Guth. The total aggregate amount of legal fees paid under these arrangements to date is approximately R$7.2 million.
•	On December 20, 2017, we and Wilson Quintella Filho entered into an agreement pursuant to which Mr. Quintella will act as an independent contractor to us, and agreed not to present any competition to our commercial activities for a period of three years.

Other Agreements

•	We have an agreement in place to pay 50% of municipal real estate taxes accruing on certain real property located in the municipality of Mauá that is owned by Leccaros, an entity in which Estre Ambiental holds a 50% equity interest and which does not have a finance or back office department. The other Leccaros shareholder pays the remainder of the taxes due.

Agreements Relating to the Transaction

For a description of agreements entered into with our related parties in connection with the Transaction, see “Business—Certain Agreements and Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt”.

Transactions with Consolidated Entities

In the normal course of our business, we, as a parent company, also enter into a variety of transactions with our consolidated subsidiaries, including loan agreements and intra-segment contracts for waste management services among our consolidated subsidiaries. For accounting purposes, revenue realized between related parties is eliminated upon consolidation. For further information on these parent-subsidiary and intra-subsidiary transactions, see note 6 to the unaudited interim condensed consolidated financial statements as of and for six months ended June 30, 2017 and note 10 to the consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014, included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

We are the largest waste management company in Latin America in terms of disposal capacity, collection volume and market share, providing collection, transfer, recycling and disposal services to more than 31 million people. We provide municipal, commercial and industrial customers with a full range of waste management solutions, with a focus on leveraging our strategic disposal network to capture compelling growth opportunities in the Brazilian waste management industry. With the goal of creating and maintaining vertically integrated operations, we seek to serve the waste management needs of our customers from the point of collection to the point of disposal, a process we refer to as internalization. By internalizing the waste in the markets in which we operate, we are able to capture higher operating margins while simultaneously attaining a stable revenue stream, with the overall effect of creating significant barriers to entry for competitors.

We currently operate the largest landfill portfolio in Brazil, comprised of 13 landfills for non-hazardous residues (Class IIA and IIB) and three landfills also handling hazardous residues (Class I). In 2016, we handled over 16,000 daily tons of waste and, as of June 30, 2017, our landfills have a combined remaining licensed capacity of approximately 134 million cubic meters, with a robust pipeline of 24.2 million cubic meters of additional unlicensed capacity as of June 30, 2017. Our waste management infrastructure also includes three autoclaving facilities for the treatment and disposal of medical waste, five transfer stations, two units for blending hazardous waste, one refuse-derived fuel (RDF) facility, one electronic recycling plant (REEE), two landfill gas-to-energy facilities containing a total of 10 electricity generators with an aggregate 14 MW of installed capacity, one leachate treatment facility and a fleet of 983 vehicles supporting our collection business.

Our geographic focus is on densely populated urban markets where we can capitalize on upstream and downstream opportunities for vertical integration through a strategically-planned and high quality landfill infrastructure. The states in which we operate represent approximately 50.0% of the population and 60.0% of the GDP of Brazil, according to the IBGE.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Brazilian Macroeconomic Environment

As a company with all of its operations and activities conducted in Brazil, our results of operations and financial condition are affected by Brazilian economic conditions. Most notably, we are impacted by Brazilian economic growth and its consequences on our customers’ ability to pay in a timely manner, particularly our municipal customers that may confront fiscal challenges and cash shortages in an adverse macroeconomic scenario. In addition, the Brazilian interest rate environment and inflation materially impact our financing costs, as 99.9% of our indebtedness was linked to floating rates as of June 30, 2017, with the majority linked to the Brazilian interbank certificate of deposit, or CDI, rate as well as the Brazilian federal long-term interest, or TJLP, rate. Inflation in Brazil also impacts our revenue from services rendered, cost of services and other operating expenses as a result of our inflation-adjusted contracts with both our customers and suppliers as well as annual inflation adjustments that we are required to make pursuant to the collective bargaining agreements that we maintain with employees.

The Brazilian macroeconomic environment has historically been characterized by significant variations in economic growth, inflation and interest rates. Our results of operations and financial conditions are affected by these factors. The table below sets forth Brazilian GDP, inflation rates, interest rates and exchange rates as of and for the six months ended June 30, 2017 and the years ended December 31, 2016, 2015 and 2014:

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2017		2016		2015		2014
GDP growth (contraction)(1)		0.0%		-3.6%		-3.8%		0.1%
IGP-M(2)		-2.1%		7.2%		10.5%		3.7%
IPCA(3)		1.8%		6.3%		10.7%		6.4%
CDI(4)		5.6%		14.0%		13.2%		10.8%
TJLP(5)		7.0%		7.5%		7.0%		5.0%
Exchange rate at the end of the period per US$1.00	R$	3.31	R$	3.26	R$	3.90	R$	2.66
Average exchange rate per US$1.00(6)	R$	3.18	R$	3.49	R$	3.33	R$	2.35
Appreciation (depreciation) of the real against the U.S. dollar(7)		-1.5%		16.5%		-47.0%		13.4%
(1)	As measured by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.
(2)	Demonstrating variation of the Brazilian General Index of Market Prices (Índice Geral de Preços do Mercado), or IGP-M, accumulated during the period.
(3)	Demonstrating variation of the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, accumulated during the period.
(4)	CDI accumulated during the period.
(5)	The TJLP is the interest applicable to long-term BNDES financing agreements, as of the end of the period.
(6)	Represents the average daily U.S. dollar closing selling exchange rate during the period.
(7)	Comparing the U.S. dollar closing selling exchange rate as reported by the Brazilian Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

Recently, the Brazilian political and economic scenario has been characterized by high levels of volatility and instability, including a contraction of gross domestic product (GDP), sharp fluctuations of the real against the U.S. dollar and increased levels of unemployment. These are in part due to economic and political uncertainties resulting from a global decrease in commodities prices as well as to corruption investigations of Brazilian state-owned and private sector companies, politicians and business executives, some of which have led to the ouster and the arrest of several prominent politicians and that spurred the impeachment of former President Dilma Rousseff in August 2016.

Brazil experienced a real 0.1% growth of its economy in 2014 and a 3.8% contraction in 2015 followed by an additional contraction of 3.6% in 2016. Brazil’s economy returned to growth during the first quarter of 2017, registering real growth of 1.0% and again in the second quarter of 2017, registering real growth of 0.2%. The Brazilian Central Bank currently estimates that the Brazilian economy will register real growth of 0.73% in 2017 and 2.50% real growth in 2018.

Launched by the Office of the Brazilian Federal Prosecutor at the end of 2014, the ongoing Lava Jato investigation has probed members of the Brazilian federal government and other members of the legislative branch, as well as senior officers and directors of large state-owned as well as other companies in connection with allegations of political corruption. The resulting fallout from the Lava Jato investigation has contributed to the impeachment of Brazil’s former president, Dilma Rousseff, and destabilized the Brazilian economy. More recently, new accusations of improper conduct have surfaced against Brazil’s current president, Michel Temer, which have resulted in attempted criminal indictments of President Temer and calls for his impeachment or resignation. Increasing levels of political instability or uncertainty resulting from the ongoing Lava Jato investigation or other investigations may create additional uncertainty in a number of sectors of the Brazilian economy. For more information, see “Risk Factors—Risks Related to Brazil—Brazil continues to experience political instability, which may adversely affect us.”

Effects of Inflation and Interest Rates

Inflation rates in Brazil have been volatile in the past. According to IPCA, Brazilian inflation rates were 6.3%, 10.7% and 6.4% in 2016, 2015 and 2014, respectively. On June 30, 2017, the accumulated inflation over the immediately preceding 12-month period was 3.0%.

Inflation affects our performance primarily by affecting our revenues from services rendered, which is supported, in almost all cases, by contracts with annual inflation-adjustment clauses. Inflation also affects our results by increasing costs from inflation-indexed supply contracts, increasing expenditures primarily for diesel fuel, electricity, and leachate treatment and disposal as well as wage expenses through our collective bargaining agreements. In addition, some of our indebtedness is generally adjusted with reference to inflation indexes; for example, a significant portion of our debt bears interest based at the Brazilian CDI rate, which is partially adjusted for inflation.

The Brazilian government’s measures to control inflation frequently have included maintaining a tight monetary policy with high interest rates, thus limiting the availability of credit and reducing economic growth. Consequently, the official interest rates in Brazil at the end of 2016, 2015 and 2014 were 13.75%, 14.25% and 11.75%, as established by the Brazilian Central Bank’s Comitê de Política Monetária (COPOM). As of June 30, 2017, the official interest rate in Brazil was 10.25%. Brazilian interest rates remain relatively high despite a recent downward trend, and any increase could negatively affect our profits and operating results, by increasing the cost associated with financing our activities.

Variations in Brazilian interest rates affect our financial liquidity and capital resources primarily by exposing us to the variations in our floating-rate lending. Substantially all of our debt accrues interest at floating rates, with 99.9% of our loans and financings indexed to Brazilian variable interest as of June 30, 2017, with particular exposure to the CDI rate (to which all of our debentures and related debt acknowledgment instrument are indexed), and, to a lesser extent, the Brazilian TJLP interest rate. Accordingly, rising interest rates significantly impact the costs of our indebtedness, increasing our financial expenses. Such an increase could in turn adversely affect our ability to pay our obligations to the extent it reduces cash on hand. Mismatches between rates contracted in assets versus liabilities and/or high volatility in interest rates may result in financial losses for us. The high interest rate environment in Brazil in recent years, impacted in part by high inflation environment, led to the suspension of interest payments and amortization of principal on our debentures since 2014 (for additional information, see “Risk Factors—Risks Related to Brazil—An increase in inflation, as well as government efforts to combat inflation, may hinder the growth of the Brazilian economy and could adversely affect us”).

How We Generate Revenue

We generate revenue primarily by providing cleaning, collection, disposal and treatment services to municipal, residential, waste collection companies and commercial and industrial, or C&I, customers. Our remaining revenue is generated from soil treatment and site clean-up for oil and gas clients, co-processing, landfill biogas energy generation operations, recycling, reverse manufacturing and the sale of carbon credits.

Revenue from our collection and urban cleaning operations consist of fees we receive from municipal and C&I customers pursuant to short and medium-term contracts through which we collect based on the weight collected or, less commonly, a fixed monthly fee, as is the case for our Salvador contract. The pricing of our municipal contracts is established at the time of execution as part of the competitive bidding process based on factors such as anticipated collection frequency, type of collection equipment needed, number of employees needed to provide service, anticipated type and weight of the waste collected, distance to the transfer station or disposal facilities and disposal costs. The pricing model for our C&I customers differs from the process for public clients, since it does not involve public bidding processes. Instead, contracts are negotiated privately between us and our prospective customers. Once an initial inquiry is made, our pricing team analyzes several factors based on the scope and type of services to be provided, as well as margin and other financial requirements, in order to arrive at the specific pricing terms to be negotiated with the prospective C&I client. Our municipal customer relationships are generally supported by exclusive contracts ranging from three to five years in initial duration with subsequent renewal periods when permitted by the contract agreement. Our contracts with ourC&I customers are typically from one to three years in initial duration with subsequent renewal periods. The majority of our contracts with our customers have annual price escalation clauses that are tied to inflation.

Our landfills generate revenue from disposal and tipping fees. Revenue from our landfill operations consist of fees which are generally based on the type and weight of waste being disposed. While, as a result of the competitive bidding process, our landfill contracts with our municipal customers typically stipulate a fixed amount per ton of waste disposed, the amount invoiced to municipal customers on a monthly basis varies based on actual volume of waste disposed. Due to our high rate of internalization pursuant to which we currently dispose of approximately 50% of the total waste collected for municipal clients in our own landfills, there is a significant degree of overlap between our customers in the Collections & Cleaning segment and Landfills segment. Collections and disposal services are generally provided pursuant to separate agreements with different pricing models.

Our experience is that a high percentage of our contracts with municipalities are renewed or extended at the end of the scheduled term, both in the Collection & Cleaning segment and in the Landfills segment. Since January 1, 2015, only two collection and cleaning contracts (with the São José dos Campos and Marechal Deodoro municipalities) and only two landfill contracts (with the Orlândia and Piracicaba municipalities) that were scheduled to expire were not renewed or extended. In the aggregate, these contracts constituted approximately 2.8% of revenues during the year prior to their termination, and the revenue loss was partially offset by winning new collection and cleaning contracts with the Sertãozinho and São Paulo municipalities and new landfill contracts with SANEPAR, a utilities company, and with the municipality of Bauru during this period.

Revenue from our Oil & Gas operations is derived from the fees we receive for site cleanup of oil and gas projects and, specifically, remediation of areas contaminated by hydrocarbons. Our main customer in this segment is Petrobras that contracts for our services on an as-needed basis.

Revenue derived from our co-processing operations consists primarily of treatment fees that we receive from industrial customers based on the type and weight of the hazardous waste being treated. While we receive fees by the waste generators for the treatment of materials used for co-processing, we do not generate additional revenues in selling the fuel byproduct, which we give, without charge, to private industrial companies to use as fuel for industrial ovens.

Revenue derived from our energy-generation activities consists of the proceeds we receive from the sale of energy we produce from biogas. Our landfill operations naturally produce methane as well as other biogases from the decomposition of organic compounds. We capture these biogases using drains installed throughout our landfills, channeling them to processing plants through a gas network interconnecting the drains. At our power plants, these biogases go through a process of filtration and cooling to fuel the engines that burn biogas and generate electricity. Of the energy produced as a result of this process, approximately 80% is sold pursuant to power purchase agreements, or PPAs, which are structured as take or pay contracts with long-standing customers pursuant to which we are required to deliver a certain amount of electricity at set intervals, while the remaining approximately 20% is sold on the spot market.

Revenue from our recycling operations consists of treatment fees as well as the sale of products produced from construction and demolition waste to participants in the construction industry.

Revenue from our reverse manufacturing operations consists of treatment fees as well as the sale of the component parts of complex electronic products, such as steel, plastics and electronic parts, that are the byproduct of our disassembly of such products.

Carbon credit revenue consists of our sale of a tradable certificate or permit representing the right to emit carbon dioxide to carbon emitters. Our landfill operations produce biogas, which we burn in high-temperature flares at our facilities to convert into carbon dioxide. As methane is a greenhouse gas that has approximately 21 times the heat-trapping capacity of carbon dioxide, our process of reducing methane into carbon dioxide generates carbon credits. We sell the carbon credits to the NEFCO Nordic Environment Finance Corporation, or NEFCO, pursuant to a procurement contract that expires in 2020, which NEFCO uses in order to meet Norway’s requirements under the second commitment period of the Kyoto Protocol.

We recognize revenue to the extent economic benefits are likely to be generated and when such amount can be reliably measured and, accordingly, revenue recognition does not necessarily correspond to cash flow. Revenue is measured at fair value of payments received or receivable and are recorded in our statement of income net of certain sales taxes and other discounts.

Summary of Our Trade Accounts Receivable Policy

Accounts Receivable Policy for C&I Customers

Our trade accounts receivable policy with respect to our C&I customers is as follows:

•	Trade accounts receivable that are three days overdue result in a notification informing the customer of the balance and requesting payment;
•	Trade accounts receivable that are seven days overdue result in a second notification informing the customer of the overdue balance and requesting payment, subject to suspension of the services being provided;
•	Trade accounts receivable that are ten days overdue result in suspension of the services being provided, as well as a third notification to the client;
•	Trade accounts receivable that are more than 15 days overdue are result in a fourth notification informing the customer of the overdue balance and requesting payment, subject to being reported to the local credit bureaus;
•	Trade accounts receivable that are 30 days overdue are reported to the local credit bureaus and result in a notification informing the customer of the balance, requesting payment and reiterating the suspension of the services; and
•	Trade accounts receivable that are 45 or more days overdue are forwarded to our legal department to consider legal action, which may involve a collection demand in court.

Our contracts with our C&I customers typically provide for payment within 30 days from the date of the invoice, although invoicing arrangements can vary on a case-by-case basis based on the profile of the municipality. Our experience is that our C&I customers typically pay for current invoices between 30 to 45 days from the date of the invoice, but significant variation exists across the spectrum of our customers, with some customers making payments as promptly as within two days from the date of invoice, while other customers are as late as 180 days from the date of the invoice. As of June 30, 2017 accounts receivable from C&I customers represented approximately 13.0% of our total accounts receivable balance.

Accounts Receivable Policy for Public Entity Customers

Our trade accounts receivable policy with respect to our municipal and other public entity customers is as follows:

•	Trade accounts receivable that are 45 days overdue result in a notification informing the customer of the balance and requesting payment;
•	Trade accounts receivable that are 60 days overdue result in a second notification informing the customer of the overdue balance and requesting payment;
•	Trade accounts receivable that are 90 days overdue result in a third notification requesting payment within 72 hours, subject to suspension of the services being provided (to the extent permitted under Brazilian law); and
•	Trade accounts receivable that are more than 90 days overdue are forwarded to our legal department to consider legal action, which may involve a collection demand in court. We typically attempts to simultaneously negotiate alternative payment arrangements with our defaulting public entity customers to incentivize payment, which arrangements can vary on a case by case basis, but do not involve forgiveness of any portion of the principal amount due to us. Generally, we will renegotiate the payment schedule, allowing delinquent customers to pay the full principal amount due in installments over a period of 24 to 60 months, sometimes with interest or inflation adjustments. Failure to reach agreement with the customer to settle the debt could result in suspension of the services being provided (to the extent permitted under Brazilian law).

Our contracts with our public sector customers typically provide for payment within 30 days from the date of the invoice, although invoicing arrangements can vary on a case-by-case basis based on the profile of the municipality. Our experience is that our customers typically pay for current invoices between 30 to 45 days from the date of the invoice, but significant variation exists across the spectrum of our customers, with some customers making payments as promptly as within two days from the date of invoice, while other customers are as late as 180 days from the date of the invoice. As of June 30, 2017 accounts receivable from public sector customers represented approximately 87.0% of our total accounts receivable balance.

Significantly late payments by public entity customers, such as municipalities, are a frequent occurrence in the Brazilian waste management industry. Pursuant to Brazilian Law No.8,666/79, public services may be suspended in the event the payment for past services is past due for more than 90 days, unless the suspension could result in severe disturbances of the public order. In addition, under the Brazilian Constitution, as well as Law no.11.101/05, municipalities are unable to declare bankruptcy and forfeit on their obligations. As a result of this, we do not typically write off accounts receivable from our public entity clients, as there is an expectation that accounts will eventually be settled following renegotiation and, if necessary, court intervention, even if such payment may be delayed for years. In addition, in extreme circumstances, the Brazilian Constitution allows the intervention of the state to settle unpaid obligations at the municipal level.

In addition, Brazilian Complimentary Law No. 101/00 and Law No. 4,320/64, which regulate public budgets, permit a governmental entity to transfer unpaid amounts in any given year to the subsequent year’s budget. Such practice underlies our policy of not writing-off municipal accounts, as any overdue amounts will be presumably budgeted for the subsequent period until settled. In addition, as an additional form of protection, creditors owed amounts by governmental entities can claim such unpaid amounts through legal actions by obtaining a government-backed credit document called a “precatório” through which the petitioning creditor can guarantee that the claimed amounts will be included in the relevant governmental entity’s budget until these amounts are settled. Governmental entities must consider in their annual budgets the payment of claims for which an official precatório has been issued, with actual payments typically made in the order that precatórios are received. Default of the obligation to pay a precatório may trigger the intervention of the state to pay on behalf of the municipality.

In our experience, the general macroeconomic environment has a significant impact on the financial condition of municipalities, with the rate of payments on trade accounts receivable decreasing significantly during periods of economic downturn as municipalities face decreasing revenues. For example, the extended recession that Brazil has undergone since 2014, from which it is still recovering, has increased budgetary pressures on Brazilian municipalities and significantly increased payment delays by our public entity customers. In addition, we experience a higher rate of payments on our trade accounts receivable from municipalities during the first three months of each year, as Brazilian municipalities receive an annual transfer of federal funds at the beginning of the year. In the first quarter of the year, municipalities typically pay on time and, in addition, often make payments on past due amounts, if any. The rate of payments on trade accounts receivable progressively decreases as the year progresses, with the fourth quarter of each year exhibiting the lowest rate of payments on trade accounts receivable. We also experience a lower overall rate of payments on our trade accounts receivable from municipalities during election years and during the first quarter of the years following elections due to shifting budgetary priorities. Municipal elections are held country-wide at the same time every four years, and the last such elections were held at the end of 2016. In line with past experience, our collections were negatively impacted in the last quarter of 2016 and the first quarter of 2017.

Our strategy of engaging public entity clients in an attempt to renegotiate the payment schedule of overdue balances has helped to incentivize payments on trade accounts receivable and allowed us to increase our rate of collections from delinquent customers. By permitting certain delinquent municipal customers to pay their full overdue principal amounts in installments, we believe we are able to recover such amounts while at the same time enabling our customers to continue meeting their obligations under current invoices. The renegotiation process for payment of accounts receivable that are overdue by 360 days or more is time-intensive and can take years to be concluded.

Trade accounts receivable are recorded net of allowances for doubtful accounts. For more information on our policy relating to allowances for doubtful accounts, see “—Critical Accounting Policies and Estimates—Allowance for doubtful accounts.”

Competitive Bidding Processes and Revenue Impact

We rely significantly on certain municipal customers within our Collection & Cleaning segment as a source of revenues (see “Risk Factors— A significant portion of our revenue is derived from a small number of customers, and partial or full loss of revenues from any such customer, particularly the municipalities of Sao

Paulo and Curitiba, may adversely affect our revenues and results of operations”). For example, our contracts with the municipality of São Paulo for urban cleaning and street sweeping services comprised approximately 29% of our revenues for the six months ended June 30, 2017, and has a stated expiration on December 15, 2017. In addition, our contract with the municipality of Curitiba for collections, urban cleaning and street cleaning comprised approximately 13% of our revenues for the six months ended June 30, 2017. We are currently providing collections and cleaning services to Curitiba pursuant to a temporary contract set to expire in April 2018 or sooner at the discretion of the municipality. Together, our contracts with the municipalities of São Paulo and Curitiba represented 60% of the net revenues from services rendered for the Collection & Cleaning segment as of June 30, 2017 and 42% of our total net revenues from services during the same period.

In spite of the expiration of our contract with the city of São Paulo, the terms and timing of the competitive bidding process to renew this contract have not yet been formalized. While a request for public comment announcing the general terms of the bidding process was published on August 30, 2017, such notice was suspended as a result of a review by the São Paulo Court of Auditors (Tribunal de Contas) pursuant to which certain adjustments to the bidding process may be made. The auction may only begin once such review is complete and any issues in relation thereto are resolved. We expect the official terms of the new auction to be announced sometime in the first half of 2018, and, from such time, the winning bidder is usually announced approximately 60 days later, following which there may be an additional period of time before the contract is signed. In the interim, We continue to provide services to the municipality of São Paulo through a temporary contract that expires in June 2018.

The competitive bidding process to procure the Curitiba collections and cleaning contract has also been subject to a series of delays, as a result of which we will likely continue to provide services to the municipality on a temporary basis. There is currently no visibility as to when the competitive bidding process in Curitiba will occur.

While Brazilian law does not allow the term extension of government contracts already expired, in our experience, it is frequently the case that public administrators exercise their right to hire the same contractor on a provisional basis for a temporary period based on a waiver of the bidding process. These temporary contracts must be limited to a 180-day term, counted as of the occurrence of the exceptional circumstances giving rise to the auction delay. As the collection of MSW is considered an essential service under Brazilian law, once the initial 180-day period expires, public administrators may continue to extend for subsequent 180-day periods, and it is our general experience that public administrators do, in fact, generally continue to hire the same contractors on a temporary basis until the formal bidding process is finalized. There is no provision under Brazilian law limiting how many times public administrators can hire contractors under these circumstances.

We have been servicing the Curitiba contract since 1995, including through Cavo, which we acquired in 2011, and the São Paulo contract through Consórcio Sao Paulo since 2011, and based on our historical experience, delays of the type and kind that we are currently confronting are not unusual. Nevertheless, competitive bidding processes are inherently subject to a high degree of uncertainty, and there can be no guarantee that past practices will be indicative of future events and successes. Accordingly, we cannot predict with certainty when the competitive bidding processes for these contracts will occur and, likewise, there can be no assurances that we will prevail in securing the Curitiba and São Paulo bids on favorable terms or at all despite the historical relationship with these municipalities.

Considering the significance of these two contracts in terms of revenues, it can be expected that our revenues would materially decrease in the event that one or both of these contracts is lost. According to the estimates of our management, based on revenue expectations for 2017, the impact of losing both of these contracts would correspond to a 39.8% decrease in revenues on an annualized basis, while the loss of just the São Paulo contract would correspond to an estimated 27.6% decrease in revenues and just the Curitiba contract to a 12.3% decrease in revenues. In addition, our operational structure is designed to serve these two important contracts and, in the event that one or both of the contracts were lost, we would likely be required to significantly reallocate resources, including the potential early termination of employees currently servicing these contracts and/or closure of certain facilities and projects solely related to our current operations in these municipalities, all of which could have the effect of driving up costs in the short-term. Furthermore, given the medium and long term nature of the majority of our contracts, we would not have the flexibility to immediately offset a decrease in revenues by increasing prices. Given the staggered timing of attractive competitive bidding opportunities occurring only on an intermittent basis as existing contracts come due, We would likely face challenges to quickly replace the lost revenues with new collections business. Given the size of the cities of São Paulo and Curitiba, respectively being the largest and eighth largest cities in Brazil in terms of population according to 2016 IBGE data, we would likely have to secure several smaller contracts to replace the revenues lost under these two contracts. A significant loss of revenues could, in turn, impact our ability to comply with the covenants under any of our indebtedness or make payments as they come due.

Restructuring Plan

As of June 30, 2017, we recorded negative working capital (represented by total current assets minus total current liabilities) of R$1,288.7 million and a capital deficiency of R$483.6 million, and as of December 31, 2016, we recorded negative working capital of R$1,365.2 million and a capital deficiency of R$621.2 million. For further information, see notes 1.2 to the Company’s unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 and the consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015, 2014, as well as the emphasis of matter paragraph contained in the respective auditors’ reports thereon, each included elsewhere in this registration statement. However, the Debt Restructuring carried out in connection with the Transaction resulted in a substantial debt reduction in our outstanding indebtedness at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet, which has significantly mitigated our negative working capital position and capital deficiency issues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt” for additional information.

In 2013, we developed a restructuring plan, subsequently reassessed and updated in the following years, which has significantly improved our internal procedures and management model. This restructuring plan included the following material initiatives, among others:

•	the comprehensive redesign of our management information systems, including migration to SAP and implementation of CRM Oracle solutions and pricing systems, with the effect of improving efficiency of pricing and strengthening internal controls;
•	a decrease in personnel expenses through headcount reductions, including in management and leadership headcount;
•	reorganization of our senior management team, including, through the implementation of our restructuring incentive plan in 2015 and the appointment of a new chief executive officer, Sergio Pedreiro, also in early 2015; Mr. Pedreiro has been a member of the board of directors of our company since 2011;
•	appointment of a new chief compliance office in 2015 and improving our governance, internal controls and integrity programs and policies, strengthening our compliance and internal control systems and investing in our information systems and information technology infrastructure;
•	reassessment of, and improvements to, tax structure and efficiency;
•	improvement of operational efficiency, including the creation of a dedicated sales and commercial area to capture private sector commercial and industrial, or C&I, customers;
•	productivity-oriented projects to improve our landfills and enhancements to our construction equipment, such as trucks and other yellow-line vehicles;
•	renegotiation of supply agreements;
•	strict application of upward price adjustments as contemplated in the contracts with our municipal customers, including the application of a retroactive upward price adjustment to offset lapses in historical adjustments (particularly in relation to our Maceió landfills contract);
•	negotiation of debt acknowledgment agreements with municipalities, with the objective in all cases of collecting overdue accounts;
•	renegotiation of certain of our indebtedness;
•	corporate and organizational restructuring; and

•	sale of assets and discontinuation of non-profitable businesses. For further information regarding such divestments, see “—Divestments” below.

We believe that our restructuring process has yielded several tangible benefits by streamlining operations, reducing costs, enabling data-driven planning and management and strengthening internal controls and compliance systems. These benefits are reflected in, among other things, a significant improvement in our margins and a continuation of organic growth. We further believe that the initiatives and their benefits have positioned us well for accelerated growth, both organic and through acquisitions, and to maximize the benefits to be achieved through the Transaction.

Set forth below is a breakdown of cost savings derived from our corporate restructuring for 2015 and 2016 and estimated cost savings for 2017 (reflecting actual results for the nine months ended September 30, 2017) as per our restructuring plan, which was nearly 100% achieved for the periods shown. Cost savings are mainly related to employee termination and cost savings that resulted from increased operational efficiency and negotiations with certain suppliers in various areas.

	For the year ended December 31,
(in R$ millions)	2017	2016	2015
Employee termination /Lay-offs	2.5	5.7	0.8
Personnel	1.6	4.1	0.8
Third party personnel	0.2	0.6	—
Benefits	0.3	1.0	—
Overtime	0.4	—	—
Logistics	—	0.1	—
Leachate treatment and disposal	2.7	2.3	5.7
Consultants	0.2	0.9	—
Technical assistance	—	—	0.6
Transportation costs	0.7	0.1	—
Maintenance equipment	0.4	—	—
IT and Telecommunications	—	—	1.3
Travel and lodging	—	0.2	—
Fuel costs	0.5	0.3	—
Total	6.8	9.6	8.4

In connection with our restructuring efforts, we incurred restructuring and reorganization expenses of R$7.5 million for the six months ended June 30, 2017, reflecting (i) R$0.4 million related to employee termination expenses, (ii) R$1.5 million relating to our restructuring incentive plan and (iii) R$5.6 million relating to one-time compensation expense. In 2016, we incurred restructuring and reorganization expenses of R$39.3 million, reflecting (i) R$10.4 million related to employee termination expenses and (ii) R$28.9 million relating to our restructuring incentive plan, and in 2015, we incurred restructuring and reorganization expenses of R$9.1 million relating primarily to our restructuring incentive plan and R$1.9 with employee termination expenses.

A significant portion of our restructuring expenses relate a to specific stock option incentive compensation plan implemented on a one time basis as part of our restructuring effort. This plan was first introduced to the relevant participants in 2013, with the specific objective of retaining key employees while we addressed our poor performance by way of the restructuring, with the effect of resolving leadership uncertainties. The restructuring incentive plan was not formally put in place until 2015, but the three year vesting period for participants went back to the later of when the plan was introduced in 2013 and when the relevant participant joined us. This resulted in the vesting period being very short with the majority vesting in 2016 and the remaining vesting in 2017 through 2018, corresponding to participants that have joined our company after 2013 through 2015. The awards and payments under the restructuring incentive plan were separate from the normal compensation of the participants as employees of our company, which was then and has continued to be comprised of salary plus bonus, with the bonus based primarily on the employee’s performance and attainment of certain goals. The restructuring incentive plan was narrowly tailored in scope, with only six beneficiaries, consisting of the CEO, his direct reports and controller of our company.

While our restructuring plan was designed and implemented on a company-wide basis, expenses and cost savings derived from the plan primarily impacted our Landfill and Collections segments. While we continue to seek ways to improve efficiency and productivity, particularly through the further implementation of IT system upgrades, we do not anticipate significant employee termination expenses or restructuring incentive payments in connection with these efforts going forward.

Divestments

As part of our efforts to streamline our operations, we have since 2014 divested of certain assets that negatively impacted our margins and did not align with our strategic vision. A summary of our significant asset sales is set forth below.

Sale of Interest in CGR Doña Juana S.A. ESP

On January 5, 2016, we entered into an agency agreement with USA Global MKT, or USA Global, for the sale of our 51% interest in CGR Doña Juana S.A. ESP, or Doña Juana, based in Colombia. Pursuant to the terms of the agreement, USA Global, our partner and co-investor in Doña Juana, assumed control over Doña Juana while at the same time seeking a compatible buyer for our interest in Doña Juana. As per the terms of the agreement, USA Global also agreed to advance payments to us for the sale of Doña Juana (irrespective of whether a buyer was found or such sale was completed). After USA Global made the first payment to us for Doña Juana, the composition of Doña Juana’s management completely changed such that we relinquished all control over the entity. Accordingly, all of the Estre-appointed board members and executive officers of Doña Juana resigned and were replaced by individuals appointed by USA Global, thus effectively fully conveying control over Doña Juana to USA Global. The initial term of this agency agreement was 18 months, which was subsequently extended by 12 months, during which time we received 75.0% of the purchase price for Doña Juana of US$1.8 million (R$5.9 million) from USA Global in four installments over the course of 2016, with the final installment still due. We will transfer all financial rights on our shares in Doña Juana to USA Global when the unpaid balance of the advanced payments is received.

Doña Juana operates pursuant to a contract with the municipality of Bogotá and, as such, must have authorization of the Colombian regulatory authority UAESP—AESP—Unidad Administrativa Especial de Servicios Publicos, or UASEP, in order to operate and also to effect certain changes, including a change in the shareholder composition of Doña Juana. Therefore, Doña Juana and USA Global are required to submit a request for approval to UAESP requesting UAESP’s permission to sell those shares still technically held by us as soon as a potential buyer is found. In September 2017, Doña Juana submitted on a preliminary basis to UASEP an inquiry regarding the steps necessary to approve the potential assignment of our contractual position to a prospective buyer, thus commencing the process to potentially sell our stake in Doña Juana. As of the date of this prospectus, UASEP has not yet responded to Doña Juana’s request, and in the event that USA Global is unsuccessful in obtaining approval from UAESP or in otherwise selling our interest, (i) we will recover full financial rights over the shares (which will be restricted following payment of all amounts by USA Global) without any obligation to return the amounts received from USA Global, and (ii) concurrently, Doña Juana will initiate the termination of the services agreement with UAESP through the appropriate procedures.

Following the execution of the agency agreement with Doña Juana, we classified our investment in Doña Juana as an asset held for sale, recording it at its carrying amount. After the investment in Doña Juana was classified as an asset held for sale, we accounted for the investment under the equity method under IAS 28. For the six months ended June 30, 2017, our share of profit in Doña Juana amounted to approximately R$1.9 million.

In 2014 and 2015, results from Doña Juana contributed to a loss of R$4.5 million and R$40.3 million, respectively, reflected under the “Loss after income and social contribution tax from discontinued operations” line item of the Company’s consolidated statement of profit or loss. For additional information, see notes 1.3.4 and 11.2 of the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this prospectus.

Sale of Interest in Estrans S.A.

On December 4, 2015, we entered into a contract of sale for our 75% interest in Estrans S.A., or Estrans, based in Argentina, for US$580 thousand (R$2.2 million considering an exchange rate as of December 4, 2015 of R$3.7575 per US$1.00, as reported by the Brazilian Central Bank on that date). Proceeds from this sale were partially offset by Estrans existing debt such that proceeds from the transaction, after deducting for debt, were US$180 thousand (R$676 thousand). As a result, and due to the fact that we sold Estrans at price less than its balance sheet value at the time, we recorded a capital loss of R$12.1 million in 2015 under other operating expenses as a result of this transaction. In 2014, Estrans generated revenues of R$24.2 million and costs of services of R$12.0 million, while in 2015, Estrans generated revenues of R$34.5 million and costs of services of R$14.6 million, with no corresponding results in 2016 or the six months ended June 30, 2017. For additional information, see note 1.3.3 of the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this prospectus.

Sale of Estre Óleo e Gás Holding S.A.

On September 1, 2014, we and Wilson Quintella Filho, our founding shareholder, signed a non-cash share barter agreement pursuant to which Mr. Quintella exchanged 2,053,983 of the Company’s common shares owned by him (corresponding to 1.9% of the total common shares he then owned with a value of R$37.4 million) for 53,701,027 common shares issued by Estre Óleo e Gás Holding S.A., or Estre O&G, then held by us. At that time, Estre O&G was our 100%-owned consolidated subsidiary engaged in providing tank cleaning, oil sludge treatment, pipeline construction and maintenance services in various locations under agreements entered into with Petrobras and the common shares transferred pursuant to the share barter agreement represented all common shares owned by us and issues by Estre O&G. Estre O&G had a 100% interest in Pollydutos Montagem e Construção Ltda., which, in turn, held a 100% interest in Estre Petróleo, Gás e Energia Ltda., or Estre Petróleo. Upon closing of the transaction on January 2, 2015, Estre O&G was transferred to Mr. Quintella, and we held in treasury those common shares previously held by Mr. Quintella. The impact of this transaction was recorded as a write-down of R$8.8 million in 2015 under the shareholders’ equity line item, representing the difference between our investment balance in Estre O&G (R$46.1 million) and the book value of the shares contributed by Mr. Quintella (R$37.4 million). In 2014, we recorded R$3.9 million under the “Loss after income and social contribution tax from discontinued operations” line item of our statement of profit or loss reflecting the results of operations from Estre O&G for the first nine months of 2014, prior to such sale. For additional information, see note 1.3.1 of the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2015 and 2014 included elsewhere in this prospectus.

While Estre O&G was fully transferred to Mr. Quintella in connection with this transaction, we were unable to assign certain of the contracts with Petrobras related to the transferred Estre O&G business at the time of sale, and as such, retained responsibility for these contracts until they expired in January 2017. In connection with these retained contracts, we recorded revenues of R$10.3 million and R$4.4 million in 2014 and 2015, respectively, and recorded operating costs of R$19.8 million and R$6.2 million in 2014 and 2015, respectively. For additional information, see notes 1.3.1 and 11.2 of the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this prospectus.

Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participacões S.A.

On May 5, 2015, we entered into a purchase and sale agreement to sell 100% of our interest in Azaleia Empreendimentos e Participações S.A., or Azaleia, to Limpus—Soluções Ambientais Ltda., or Limpus, for R$30.3 million. The purpose of such transaction was to divest of certain of our smaller collections operations in the region of Ribeirao Preto conducted through Geo Vision Soluções Ambientais e Energia S.A., or Geo Vision, which we acquired in 2012. These collections operations generated low revenues relative to associated costs, particularly considering the sizeable distance between the collection sites and our landfills. As a result, as part of our restructuring process and with the goal of streamlining our operations in the region, we spun-off these collections operations into Azaleia, a newly-formed entity, which we later sold to Limpus, an entity that was controlled by the original sellers of Geo Vision. Following the execution of our agreement with Limpus in May 2015, we ceased to record results from these contracts. In 2014, prior to this transaction, the collections contracts spun-off into Azaleia generated revenue of R$53.3 million and operating costs of R$46.1 million, and in the first part of 2015 prior to the sale of Azaleia, generated revenues of R$10.9 million and operating costs of R$9.2 million.

There was no cash exchanged as part of the Azaleia transaction. In connection with the original acquisition of Geo Vision, we had a remaining balance of R$39.8 million to be paid to the seller as of December 31, 2016. As Limpus was an entity wholly-owned by the original sellers of Geo Vision, at the time of settlement of the earnout provisions for the Azaleia transaction in 2016, we fully offset our accounts receivable from this transaction, amounting to R$41.3 million as of December 31, 2016, as adjusted by interest, by our accounts payable on the original Geo Vision of transaction of R$39.8 million, as adjusted for interest, with the remaining balance of R$1.4 million written off as a loss from the settlement of accounts.

For additional information, see notes 1.3.2 and 8 of the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this prospectus.

Sale of CDR Pedreira—Centro de Disposicâo de Resíduos

In October 2014, we entered into a purchase and sale agreement with BTG Pactual (through AZPSPE) for the sale of 65% of CDR Pedreira—Centro de Disposição de Resíduos, or CDR Pedreira, for a total purchase price of R$180 million paid in three installments over the course of 2014. In connection with this transaction, we recorded a gain of R$154.7 million under other operating income in 2014, reflecting the difference between the purchase price and the book value of CDR Pedreira.

In addition, simultaneous with this sale, we entered into call and put option agreements in connection with our potential repurchase of CDR Pedreira from AZPSPE, originally set to expire in October 2017. The call and put option amount was R$180 million, plus 25% fixed interest per year from October 2014 and an additional put option premium equivalent to R$1.00 per share. The put option premium would be due on the earlier of (i) the exercise date of the put option or (ii) the last day of the period to exercise the put option. The fair value of the call option was R$20.9 million, R$10.7 million, and R$31.6 million as of December 31, 2016, 2015, and 2014, respectively, recorded in noncurrent assets against other operating income. Despite the call option, following our execution of the purchase and sale agreement in October 2014, we ceased all control and influence in the operation and management of CDR Pedreira.

On May 19, 2016, in connection with the sale by BTG Pactual (through AZSPE) of the CDR Pedreira to an independent third party, we agreed to terminate the right corresponding to the call and put options, the fair value of which totaled R$20.8 million at that time and, accordingly, fully wrote it off as a loss under “Other Operating Expense” in 2016.

For additional information, see note 1.3.5 of the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this prospectus.

Sale of Essencis

On October 1, 2014, we entered into a purchase and sale agreement for the sale of our equity stake in Essencis S.A. to Solvi Participações S.A., or Solvi, for R$488.0 million. The transaction was fully closed on December 3, 2014.

Essencis originated as a joint venture controlled by and between Cavo, then indirectly controlled by Brazilian conglomerate Camargo Correa, and Solvi. Upon our acquisition of Cavo from Camargo Correa, Solvi sought remedies in arbitration pursuant to the then-existing Essencis shareholders’ agreement, which provided for a shareholder’s right of first refusal upon the other shareholder’s transfer of interests in Essencis.

On December 10, 2012, the arbitral tribunal issued a partial arbitration award recognizing Solvi’s right of first refusal, and requiring that our shares in Essencis be sold to Solvi at a price set by a panel of experts. Following such ruling and prior to the final sentence of the arbitration proceeding, we sold our equity stake in Essencis S.A. to Solvi for R$488.0 million.

Proceeds from this sale were R$488.0 million, which were offset on our balance sheet by our initial investment of R$110.3 million, goodwill and intangible assets of R$276.1 million, and an additional capital contribution valued at R$20.0 million. As a result, we recorded a total gain on Essencis’ divestiture of R$81.1 million. For additional information, see note 1.3.6 of the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this prospectus.

Sale of Interests in Loga, Attent and Terrestre

In connection with the Transaction, on December 21, 2017, we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to a vehicle controlled by the Company’s former shareholders for a nominal fee. These agreements are subject to customary conditions precedent, such as regulatory approvals and other third-party consents. Subject to the fulfillment of applicable conditions precedent, we expect the transfer of our interests in Loga, Attend and Terrestre to the Company’s former shareholders to be completed around March 2018.

Termination of Supplier Relationships and Write-off of Property, Plant and Equipment

We have been the subject of certain allegations and investigations of misconduct. For further information regarding the related facts, see “Business—Legal and Administrative Proceedings and Investigations—Allegations and investigations involving us and certain of our affiliates.” As part of our response to the allegations and investigations of misconduct, as well as to verify the efficiency of our updated internal control and management systems and to assess our inventory, we engaged independent consultants in November 2016 to review documentation regarding our transactions with certain identified suppliers during the 2010 - 2016 period. The consultants concluded that certain disbursements made by us were not properly supported by documentary evidence. All such transactions that were deemed unsupported by proper documentary evidence related to services provided during the 2010-2014 period, which predates the appointment of our current management and its devotion of substantial efforts to improving our governance, internal controls and integrity programs and policies. All services included as part of the review that were provided during the 2015 to 2016 period were found to be properly documented, which we believe evidences the effectiveness of our improved internal control systems during such period. As a result of these findings, we proactively terminated our commercial arrangements with almost all of the suppliers that were parties to transactions found not to be properly documented, and, as a matter of caution, a majority of the suppliers that provided services in the 2015 to 2016 period and whose services were found to be properly documented. In addition, on the basis of the findings of the independent consultants, our management made an accounting adjustment resulting in the write-off of property, plant and equipment items totaling R$44.0 million relating to payments by us for goods and services that could not be properly documented. We also made an additional write-off of property, plant and equipment of R$9.4 million as a result of the related review of our inventory based on our improved control and management systems.

Our management does not believe that the contract terminations effected in response to the internal investigations described above had a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, and we believe that such terminations would not cause in any way distortions between reported financial information and future operating results or financial condition. The 53 contracts terminated mainly related to ancillary functions such as consulting and legal services and did not relate to our core business. To the extent certain terminated contracts related to the supply of materials and goods to support our operational activities such as machinery leasing, these contracts were replaced by other suppliers with an equal or greater quality with minimal costs.

Participation in Tax Regularization Plan

In May 2017, we entered into the Brazilian Tax Regularization Program (established by Executive Act 766/2017) which allowed us to settle certain of our tax debts under administrative or judicial discussion. While the program did not provide for amnesty of penalties or interest, it did allow us to resolve certain of our federal tax debts, including some of which were the subject of ongoing disputes, in installment payments. The program also allows the partial settlement of tax debts with the use of tax credits and/or the use of tax loss carryforwards. In order to benefit from this program, we were required to waive in advance any defense or rights in relation to administrative disputes involving the tax indebtedness.

In our case, the debt being settled through the Brazilian Tax Regularization Program related to tax infringement notices in connection with certain allegedly unsupported payments made to a number of suppliers from 2008 to 2012. The main income statement effects of entering into this program in the six months ended June 30, 2017 were (i) recognition of a gain of R$370.2 million recorded under “Income and Social Contribution Taxes reflecting the recognition of tax loss carryforwards (previously not recognized as a deferred tax assets) that were applied in partial settlement of the tax debts under the Tax Regularization Program, (ii) a R$120.4 million increase in interest expenses recorded under “Finance Expenses” reflecting interest accrued on the balance of taxes settled through the Brazilian Tax Regularization Program and (iii) a R$53.6 million loss recorded under “General and administrative expenses” reflecting a provision established corresponding to disputed amounts for which our management had not previously recorded provisions based on their determination that the risk of loss for such liabilities was not probable. Participation in the Tax Regularization Program requires settlement of the full amount subject to the assessment, not partial amounts, and our management elected to settle through the program despite their determination of there being a mid-low probability of loss for certain amounts given the attractiveness of settling using tax loss carryforwards and potentially limited opportunity to do so.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies and estimates are those that are important both to the presentation of our financial condition and results of operations and that require our management’s complex or subjective judgments, often as a result of the need to prepare estimates about matters that are inherently uncertain. As the number of variables and assumptions that affect the future resolution of uncertainties increases, these judgments become even more subjective and complex. In order to provide an understanding of how our management forms its judgments about future events, including the variables and assumptions underlying the estimates and the sensitivity of those judgments to different circumstances, we have identified the following significant accounting practices and estimates. For more information on our critical accounting policies, please see note 2.21 to the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this prospectus.

Allowance for doubtful accounts

Trade accounts receivable are recorded net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded for trade accounts receivable from C&I customers and public sector customers that are overdue by more than 360 days from their original maturity dates.

Our contracts with our C&I and public sector customers typically provide for payment within 30 days from the date of the invoice, although invoicing arrangements can vary on a case-by-case basis based on the profile of the customer. Our experience is that our customers typically pay for current invoices between 30 to 45 days from the date of the invoice, but significant variation exists across the spectrum of our customers, with some customers making payments as promptly as within two days from the date of invoice, while other customers are as late as 180 days from the date of the invoice. As of June 30, 2017 accounts receivable from public sector customers represented approximately 87.0% of our total accounts receivable balance.

Specifically in relation to public sector customers, there is an element of seasonality with regard to payments, with a higher rate of payments during the first months of each year, as Brazilian municipalities receive an annual transfer of federal funds at the beginning of the year. As a result, in the beginning of the year, municipalities typically pay on time and, in addition, often make payments on past due amounts. On the other hand, the rate of late payments increases in the last quarter of the year, when municipalities are usually short of financial resources.

The payment of accounts receivable that are due over 360 days will be renegotiated and such renegotiation process often takes a significant period of time (at times years) to be concluded. Therefore, we record an allowance for doubtful accounts for amounts due over 360 days whose payment is in the process of being renegotiated for so long as the outcome of the renegotiation remains uncertain.

The allowance for doubtful accounts is recorded in selling expenses, net of recoveries, and are reversed whenever a debt is fully paid or its payment is effectively renegotiated through an installment payment arrangement and the first installment is actually paid.

In many cases, municipalities with whom we have overdue receivables enter into agreements with us, which we refers to as the “formal recognition of debts”, whereby we accept to renegotiate the timing of payment of their overdue debts, sometimes forfeiting penalties and part of the interest contractually due on late payments. When we have sufficient evidence that our customers are committing to their revised payment schedules (at least two months of timely payments), we reverse the corresponding previously recognized allowance for doubtful accounts while continuing to monitor the payment of this negotiation.

These renegotiations never forfeit any principal amount of debt due and include an inflation adjustment for the overdue amounts. While amounts that have been renegotiated are paid according to revised schedule, we continue to classify these as overdue, as they are overdue from their original maturity dates. Therefore, we do not record a provision for doubtful accounts (or has reversed previously recognized provisions) in connection with overdue amounts that are being paid to us under renegotiated payment schedules when there is sufficient evidence that customers are committing to their revised payment schedules (at least two months of timely payments). As a result, the balance of accounts receivables overdue for more than 360 days includes amounts that we expects to collect due to such renegotiations.

An increase in the balance of trade accounts receivable is not necessarily accompanied by an increase in the allowance for doubtful accounts due to the reversals mentioned above, which are recorded when an effective renegotiation is agreed upon and there is sufficient evidence that the renegotiated payment schedule will be honored. The balance of the allowance for doubtful accounts increases due to receivables that fall overdue 360 days or more during the period and decreases for two main reasons: (i) payments received on accounts that are already overdue 360 days and for which the corresponding allowance for doubtful accounts is reversed and (ii) upon formal renegotiation of the amounts overdue for more than 360 days, as described above, for which there is an expectation that overdue amounts will be collected in installments and, accordingly, the allowance for doubtful accounts for the amount subject to the renegotiation is reversed.

During the six months ended June 30, 2017, our reversal of the allowance for doubtful accounts amounted to R$121.2 million reflecting mainly the following: (i) R$80.6 million corresponding to the collection of receivables due over 360 days; (ii) R$34.4 million corresponding to receivables due over 360 days for which successful renegotiation agreements were entered into; and (iii) R$6.2 million corresponding to accounts receivables write-offs related to a C&I customer against the corresponding allowance for doubtful accounts. This write-off was after exhaustive collection efforts, following which we concluded that, despite our persistence, collection of amounts overdue was likely not possible.

In 2016, our reversal of the allowance for doubtful accounts amounted to R$317.3 million reflecting mainly the following: (i) R$199.9 million corresponding to the collection of receivables due over 360 days; and (ii) R$117.4 corresponding to receivables due over 360 days for which successful renegotiation agreements were entered into.

In 2015, our reversal of the allowance for doubtful accounts amounted to R$337.4 million reflecting mainly the following: (i) R$266.5 million corresponding to the collection of receivables due over 360 days; and (ii) R$70.9 corresponding to receivables due over 360 days for which successful renegotiation agreements were entered into.

In 2014, our reversal of our allowance for doubtful accounts was not material as the effects of our new collection policies implemented by our new management in 2014 materialized only in 2015. For more information, see note 6 of the Company’s consolidated financial statements as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2016, 2015 and 2014.

Impairment of non-financial assets

We monitor the carrying value of our long-lived assets for potential impairment and test the recoverability of such assets whenever events or changes in circumstances indicate that its carrying amounts may not be recoverable and, at least, on a yearly basis. These events or changes in circumstances, including management decisions pertaining to such assets, are referred to as impairment indicators. Typical indicators that an asset may be impaired include (i) a significant adverse change in legal factors in the business climate, (ii) an adverse action or assessment by a regulator and (iii) a significant adverse change in the extent or manner in which a long-lived asset is being utilized or in its physical condition. Impairment loss exists when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost to sell and value in use. We calculate fair value less costs to sell based on information available about the current market for similar assets, less additional costs to dispose of the asset. Meanwhile, We calculate value in use based on discounted cash flow model, which does not consider restructuring activities that we have not yet committed to or significant future investments that will improve the asset subject to testing. The recoverable amount is, therefore, sensitive to the discount rate used in the discounted cash flow method, as well as expected future cash receipts and growth rate used for projection purposes.

Provision for legal proceedings

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We establishe provisions for tax, civil and labor contingencies. We determine whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, possible or probable and whether it can be reasonably estimated. Our assessment of the likelihood of loss is based on our evaluation of available evidence, the legal framework, available case laws, recent court rulings an analysis of their relevance, as well as the opinion of external legal counsel. Our provisions are reviewed and adjusted to take into consideration changes in circumstances such as applicable statutes of limitation, conclusions of tax audits or additional exposures identified based on new issues or court decisions. The settlement or resolution of these proceedings may result in amounts different from those estimated, due to inaccuracies inherent in the assessment process. We review our estimates and assumptions on at least on an annual basis.

We record losses related to contingencies in cost of operations or selling, general and administrative expenses, depending on the nature of the underlying transaction leading to the loss contingency.

Fair value of financial instruments

We have established a process for reviewing all significant fair value measurements, including Level 3 fair value measurements. When measuring the fair value of an asset or a liability, we use observable market information. Fair values are classified at different levels in a hierarchy, as follows:

•	Level 1—quoted prices are available in a market with high liquidity for identical assets and liabilities at the date of the financial statements, consisting mainly of financial instruments traded on a stock exchange.
•	Level 2—prices used are different from prices quoted at Level 1, although they are directly or indirectly observable at the date of the financial statements. In this modality, financial instruments are valued using some type of modeling or other valuation methodology based on current market values, volatility, future prices, time values or other economic measurements.
•	Level 3—the sources of price information used include sources that are generally less observable, but which can be based on objective sources. These sources can be used with methodologies internally developed by us.

Landfill accounting and provision for landfill closure

As part of our environmental obligations in relation to landfills, we recognize a provision for landfill closure as a corresponding entry of a property, plant and equipment item, and depleted based on landfill usage volume as a percentage of a total licensed capacity. Our provision for landfill closure is recognized at present value and accreted as landfill capacity is used, and accreted over time for the time value of money. In determining the amount of the provision, assumptions and estimates are made in relation to discount rates, the expected cost for landfill closure and future maintenance of the site and the expected timing of these costs.

The significant accounting aspects are summarized below:

•	Decommissioning costs are recorded for at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset;
•	The cash flows are discounted at a pre-tax long-term risk-free rate that reflects the risks specific to the decommissioning liability. The unwinding of the discount is expensed as incurred and recognized in the statement of profit or loss. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to or deducted from the cost of the asset;
•	The estimated costs are recorded taking into account the present value of the obligation, discounted to a long-term risk-free rate of 14.30%; and
•	Cost estimates are reviewed annually, with the consequent review of present value calculation, adjusting the amounts of assets and liabilities already accounted for.

Landfill Cost Basis. Costs capitalized and included in our landfill assets include engineering designs and plans, earth-moving and excavation costs, construction, safety equipment, costs of obtaining environmental licenses and operating permits, installing piping for collection of biogas and installing lining material that prevents leachate leaking into the soil. As landfill capacity is used, periodically further lining is installed to seal layers or sections of the landfill, which we refers to as the “implementation of cells.”

Costs that we expect to incur upon exhausting capacity at each of our landfills includes the ongoing maintenance costs such as soil and air monitoring, leachate drainage and disposal and site security.

Costs capitalized into our landfill assets are recognized when incurred, and depreciated from the moment that they are in the condition in which they are able to be used, in line with IAS 16.55.

The discount rate used to bring future estimated landfill closing costs to present value is our pre-tax weighted average cost of capital, which we believe represents an appropriate rate reflecting market assessments of the time value of money and the risks specific to the liability, in line with IAS 37.47.

Amortization and Accretion. Our landfill assets are amortized over their expected useful lives calculated based on the usage volume of the landfill. Our provision for landfill closure is accreted as the capacity of each landfill site is used. The amount accreted is the total estimated closing and ongoing future operating costs expected to be occurred once landfill capacity is exhausted, discounted to present value, and divided by the usage of capacity in the period. The provision is further accreted for the passing of time as the expected date of closing approximates.

Licensed capacity is set by the environmental regulatory agencies, according to each landfill’s location, environmental and geological attributes.

Impairment Considerations. Landfill assets are grouped together with other assets including buildings and operating equipment in a given geographical area that form a cash generating unit (CGU), as these operate in an integrated manner serving waste collection contracts in nearby municipalities.

Our CGUs have goodwill allocated to them and are tested annually for impairment by comparing their carrying values to their recoverable amounts which are determined by the CGUs value-in-use based on projections of discounted future cash flows to be generated from the operations of each CGU.

In the event that an impairment test finds that the recoverable amount of a CGU is lower than its carrying amount, the assets of the CGU are impaired by firstly allocating any charges to goodwill, and subsequently to the remaining assets of the CGU.

Deferred tax assets

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be used. Such assessment requires significant professional judgment so as to determine the deferred tax asset amount to be recognized based on probable term and future taxable profit levels, in addition to future tax planning strategies. The realization of deferred taxes is reviewed by our management at least on a monthly basis.

Fair value measurement of stock option

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

We use the “Black, Scholes” model to calculate the fair value of the shares that are part of the stock option plan approved by our Board of Directors on September 15, 2015. We have made an initial assessment of the estimates on the amount of shares to be issued. The impact of the valuation was recognized as an expense, with the corresponding adjustment in equity.

PRINCIPAL COMPONENTS OF OUR STATEMENTS OF PROFITS OR LOSS

Revenue from services rendered

For a discussion of our revenue from services rendered, see “—Key Factors Affecting Our Results of Operations—How We Generate Revenue” above.

Costs of services

Our cost of services include the following main costs:

•	Payroll, charges and benefits costs, which consist of salaries and wages, health and welfare benefits, incentive compensation and payroll taxes;
•	Costs of leachate treatment and disposal, which consist of costs associated with the physical, chemical and biological treatment of leachate as well as costs associated with the transportation of this residue from our landfills to treatment plants, which in the majority of cases are offsite and operated by third-parties;
•	Fuel costs, which include the direct cost of diesel fuel and lubricants used by our collection and transfer vehicles as well as our Oil & Gas operations and tractors operating in the landfills;
•	Transportation costs, which consist of the costs associated with the collection of waste by third parties taken to our or third parties landfills as well as soil transportation costs in connection with our Oil & Gas segment;
•	Lease of machinery and equipment, which consists of costs associated with the leasing of trucks for our collections business and tractors for landfills as well as lease of real estate and other equipment in connection therewith;
•	Waste treatment costs, which consist mainly of intercompany disposal costs paid by our subsidiaries engaged in collection activities as payment to use our landfills;
•	Materials to operate landfills, which consist of access sign, identification and safety material;
•	Maintenance equipment, which consist of maintenance costs of trucks, tractors and other machinery for our operations including third-party labor, parts and tires;
•	Lease of real estate, equipment and vehicles, which consists of costs associated with the rental of real estate and rental or leasing of equipment or vehicles;
•	Technical assistance costs, which consist of costs associated with topography and laboratory analysis of waste received;
•	Depreciation, amortization and depletion, which includes depreciation of fixed assets over the estimated useful life of the assets using the straight-line method, and amortization and depletion of landfill space assets under the occupied capacity (units-of-consumption) methodology. We depreciate all fixed assets to a zero net book value, and do not apply salvage values;
•	Analysis and monitoring costs, which consist of soil and water analysis as part of our control processes at our landfills and also, to a lesser extent, in connection with operations in our Oil & Gas segment;
•	Travel and lodging costs, which consist of amounts expended to meet with prospective customers and visit existing customers throughout Brazil as well as shared labor costs between landfills; and
•	Other expenses, which include expenses such as outsourced labor costs, certain maintenance and repair costs.

Operating income/expenses

Other operating income and expenses consists of selling, general and administrative expenses, including salaries, legal and professional fees. Salary expenses include salaries and wages, health and welfare benefits and incentive compensation for corporate and field general management, field support functions, sales force, accounting and finance, legal, management information systems and clerical and administrative departments. Certain depreciation, amortization and depletion costs as well as leasing and equipment maintenance costs are allocated to general and administrative expenses to the extent related to corporate activities, such as the buildings and facilities serving administrative functions, computers and peripherals, furniture and fixtures as well as our commercial sales fleet. In addition, we allocate provisions for legal proceedings under general and administrative expenses insofar as our management determines, based on the advice of internal and external counsel, that the chance of loss is probable, and we also record expenses for the allowance for doubtful accounts under selling expenses (for additional information, see “—Critical Accounting Policies and Estimates” above). Other expenses include rent and office costs, fees for professional services provided by third parties, marketing, directors’ and officers’ insurance, entertainment and charitable contributions for social causes, primarily through Instituto Estre.

Our other operating income (expenses) consists primarily of impairment charges, write-offs, capital gains and losses, other gains and losses from the sale of property, plant and equipment and investments and tax credits.

We also record the share of profit of an associate under operating income/expenses, consisting mainly of results from our investments in the following entities for the periods indicated:

Denomination	Main activity	Interest held	2016	2015	2014
Attend Ambiental Ltda.(1)	Treatment of liquid effluents	Direct	55%	55%	55%
Metropolitana Serviços Ambientais Ltda.	Landfill	Direct	50%	50%	50%
Terrestre Ambiental Ltda.(1)	Landfill	Direct	40%	40%	40%
CGR Catanduva—Centro Ger. Resíduos Ltda.	Landfill	Indirect	50%	50%	50%
Logística Ambiental de São Paulo S.A. (Loga)(1)	Cleaning and collection services	Direct and indirect	38%	38%	38%
Unidade de Tratamento de Resíduos—UTR S.A.	Landfill	Indirect	54%	54%	54%
(1)	In connection with the Transaction, on December 21, 2017, we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to a vehicle controlled by the Company’s former shareholders for a nominal fee. These agreements are subject to customary conditions precedent, such as regulatory approvals and other third-party consents. Subject to the fulfillment of applicable conditions precedent, we expect the transfer of our interests in Loga, Attend and Terrestre to the Company’s former shareholders to be completed around March 2018.

Finance income and costs

Financial income is mainly comprised of interest income from inflation adjustments on recoverable income and social contribution tax losses and withheld social security (Instituto Nacional do Seguro Nacional), or INSS, as well as interest income from the renegotiation with customers. In addition, we record finance income from invested funds and other investments.

Financial costs are comprised primarily of inflation adjustments and interest on debentures and other loans as well as other interest costs associated with late payments to suppliers and taxes. In addition, certain discounts given to customers are recorded as financial costs.

Social contribution and taxes

Income tax and social contribution, both current and deferred, are calculated at a rate of 15%, plus an additional 10% on taxable income in excess of R$240,000 for income tax and 9% on taxable income for social contribution, taking into account the offsetting of tax loss carry-forwards and negative base of social contribution, limited to 30% of the taxable income each fiscal year.

Income tax and social contribution expenses consist of current and deferred income taxes. Both current and deferred taxes are recognized in our results of operations, except for those related to Transactions or items directly recognized in shareholders’ equity or other comprehensive income.

Current taxes represent the expected tax payable or receivable on the taxable profit or loss for the year, at applicable tax rates enacted or substantively enacted on the reporting date and any adjustment to the taxes payable in relation to prior years. Our management regularly assesses the tax positions in circumstances in which tax regulations require interpretation, and sets up provisions when necessary.

Deferred tax is recognized with respect to the temporary differences between the book values of assets and liabilities and their tax basis.

The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that taxable profits will be available to allow all or part of the deferred tax asset to be utilized. Deferred tax assets written off are reviewed at every statement of financial position date and recognized to the extent that it is probable that future taxable profit will allow deferred tax assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates expected to apply in the year when the asset is realized or the liability settled, based on tax rates (and tax laws) that have been enacted at the statement of financial position date.

Our effective tax rate is principally impacted by the unavailability of sufficient future taxable income against which to recognize deferred tax assets, pursuant to IAS 12.24 and 34. This causes volatility in our effective tax rate as we are not able to recognize deferred tax assets on deductible temporary differences, such as those generated by (i) the recognition of impairment losses (which are only deductible for income tax purposes upon sale or disposal of the impaired asset), (ii) provisions for doubtful accounts and for contingencies, or (iii) our tax losses for the period. Should our assessment of the probability of available future taxable income change such that we are able to recognize deferred tax assets on all of our deductible temporary differences, the variances in our effective tax rate between periods would likely be lower.

NEW ACCOUNTING STANDARDS ISSUED BUT NOT EFFECTIVE

The IASB, or other regulatory bodies, periodically introduce modifications to financial accounting and reporting standards under which the Company prepares its consolidated financial statements. Recently, a number of new accounting standards and amendments and interpretations to existing standards have been issued but have not yet become effective, including IFRS 9—Financial Instruments, or IFRS 9; IFRS 15—Revenue from Contracts with Customers, or IFRS 15; and IFRS 16—Leases, or IFRS 16.

Our analysis of the expected effects of the application of each these new accounting standards is still ongoing and, as of the date of this prospectus, such analysis has not yet been completed. Accordingly, we have not yet been able to reliably and reasonably quantify the full implications of their adoption. Nevertheless, based on our preliminary assessment, our management does not currently believe that the adoption of these new accounting standards and the amendments and interpretations of existing accounting standards would have a significant impact on our consolidated financial statements during the initial period following their implementation.

IFRS 9—Financial Instruments

In July 2014, the IASB published IFRS 9, which establishes, among other principles, principles that will apply to the classification, measurement and recognition of financial instruments, and covers requirements for the classification, measurement, impairment and de-recognition of financial assets and financial liabilities, together with the introduction of a new hedge accounting model. IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, and earlier application of IFRS 9 is permitted for IFRS purposes.

We are currently assessing the full impact of the application of IFRS 9 on the classification, measurement and recognition of our financial instruments.

IFRS 15—Revenues from Contracts with Customers

In May 2014, the IASB published IFRS 15, which sets out the requirements for recognizing revenue from contracts with customers. IFRS 15 will require entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. When adopted, IFRS 15 will supersede most of the detailed guidance on the recognition of revenue that currently applies under IFRS. IFRS 15 will be effective for annual periods beginning on or after January 1, 2018, and earlier application of IFRS 15 is permitted for IFRS purposes.

We are currently assessing the full impact of the application of IFRS 15 on the revenues that we derive from contracts with our customers.

IFRS 16—Leases

On January 13, 2016, the IASB published IFRS 16, which establishes principles that will apply to the recognition, measurement, presentation and disclosure of leases. IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position. We act as a lessee on a significant number of lease agreements over different assets, such as office buildings, equipment’s and landfill, and a significant portion of these arrangements is currently accounted for as operating leases under the current lease standard, with lease payments being recognized generally on a straight-line basis over the contract term. Accordingly, these arrangements are expected to be affected by the implementation of this new accounting requirement. Classification of lease payments in the statement of cash flows is also expected to be affected by IFRS 16. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, and earlier application of IFRS 16 is permitted for IFRS purposes.

We are currently assessing the full impact of the application of IFRS 16 on our lease arrangements.

For more information, on the impact of these new accounting requirements, including IFRS 9, IFRS 15 and IFRS 16, on our consolidated financial statements, see “Risk Factors—Risks Related to Our Business—Current and future accounting pronouncements and other financial reporting standards, including, but not limited to, those concerning revenue recognition, might negatively impact our financial results” and note 2.22 - 2.25 to the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this prospectus.

OUR BUSINESS SEGMENTS

Our business operations are organized according to four main business segments: (i) Collection & Cleaning Services, (ii) Landfills, (iii) Oil and Gas, and (iv) Value Recovery. Our management separately monitors operating income (loss) of each of our business segments in making decisions on fund allocation and evaluating performance. While we monitors revenue and allocate costs of services and operating income (expenses) on a per segment basis, our financing (including finance income and expenses) and income taxes and social contribution are managed at the corporate level and, accordingly, are not allocated to our operating segments. Our four business segments are described below:

Collection & Cleaning Services. Our main business segment in terms of revenues through which we collect, transport and temporarily store household waste for residential generators pursuant to short and medium term contracts with municipalities and, to a lesser extent, for C&I customers pursuant to separate contracts with each generator. In addition, a significant portion of our results from this segment involve public cleaning services, including, primarily, street sweeping and upkeep of public spaces to municipalities, including in the municipalities of São Paulo and Curitiba. This segment involves focused logistical planning in terms of routing based on the profiles and conditions of each municipality, with the objective of optimizing efficiency and minimizing risks and environmental impact in transporting waste to the final destination.

Landfills. Our second largest segment in terms of revenues through which we own and manage treatment centers and landfills and offer use of such facilities to municipal customers, private collection companies and C&I customers for the disposal of their waste (sometimes collected by us as part of our Collection & Cleaning Services segment), including certain hazardous waste and medical waste, for which we receive tipping fees according the volume or weight of the waste to be disposal, which are typically paid on a monthly basis.

Oil & Gas: This segment provides soil treatment and restoration services primarily to one main customer, Petrobras.

Value Recovery: Through this segment, we provide a variety of solutions that seeks to maximize the use of waste through innovative recycling processes. Our main business through this segment is the production and sale of biogas from waste products as well as the production of alternative fuel with high caloric value to the cement industry by combining two or more industrial waste products (hazardous waste), aimed at producing a “blend” (homogeneous mixture), which can be used in industrial furnaces of the cement industry. Through this segment, we also dismantle and repurpose electronic products and engage in more traditional recycling activities serving the construction industry.

Costs and expenses allocated to corporate primarily relate to services provided to us at the management and administrative level, including our board of directors, executive officers and upper management team, back office functions, regional administration support, as well as legal and advisory services. In addition, other operating income and expenses (consisting mainly of impairment charges, write-offs and capital gains and losses on the sale of assets) are also allocated here. We do not record revenues at the corporate level.

To eliminate the effects of intercompany transactions among our business segments, we adjust and offset the effect of revenues and expenses relating to services provided by, and received from, our consolidated entities across different business segments, which primarily include revenues and expenses from services provided by our Landfills segment to our Collection & Cleaning Services segment.

For additional information regarding our business segments, see “Business.”

RESULTS OF OPERATIONS

The following table sets forth our consolidated results of operations for the periods indicated (which does not reflect the impact of the Transaction on our results of operations and financial position):

	For the six months ended June 30,		For the year ended December 31,
	2017	2017	2016	2016	2015	2014
	(in millions of US$)(1)	(in millions of R$)	(in millions of US$)(1)	(in millions of R$)
Revenue from services rendered	210.5	671.4	436.8	1,393.0	1,338.9	1,293.6
Costs of services	(149.8)	(477.6)	(318.6)	(1,015.8)	(988.1)	(971.1)
Gross profit	60.8	193.8	118.2	377.2	350.8	322.5
Operating income (expenses)
General and administrative expenses	(48.6)	(154.9)	(72.7)	(231.9)	(223.3)	(248.9)
Selling expenses	2.0	6.3	3.3	10.5	13.3	(42.0)
Equity pickup	0.7	2.3	3.2	10.2	11.1	40.6
Other operating income (expenses), net	5.6	17.9	(21.7)	(69.2)	(10.0)	197.3
	(40.2)	(128.2)	(87.9)	(280.5)	(208.9)	(53.0)
Profit before finance income and costs	20.5	65.4	30.3	96.7	141.9	269.5
Finance costs	(99.1)	(316.0)	(120.3)	(383.7)	(369.1)	(388.4)
Finance income (costs)	1.8	5.8	16.8	53.6	30.2	27.4
Profit (loss) before income and social contribution taxes	(76.7)	(244.7)	(73.2)	(233.3)	(197.0)	(91.5)
Current income tax and social contribution	(1.3)	(4.3)	(17.4)	(55.4)	(5.7)	(48.1)
Deferred income tax and social contribution	119.7	381.6	(15.6)	(49.8)	12.6	41.6
Profit (loss) from continuing operations	41.6	132.6	(106.2)	(338.5)	(190.1)	(98.0)
Profit (loss) after income and social contribution tax from discontinued operations	0.6	1.9	—	0.0	(4.5)	(44.2)
Profit (loss) for the period/year	42.2	134.5	(106.2)	(338.5)	(194.6)	(142.2)
(1)	Solely for the convenience of the reader, the amounts in reais for the six months ended June 30, 2017 and for 2016 have been translated into U.S. dollars using the rate of R$3.3082 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

For information relating to the Registrant’s unaudited pro forma financial information as adjusted to give pro forma effect to the Transaction, see “Unaudited Pro Forma Financial Information”.

REVENUE FROM SERVICES RENDERED

Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016

Revenue from services rendered increased by R$3.2 million, or 0.5%, from R$668.2 million for the six months ended June 30, 2016 to R$671.4 million for the six months ended June 30, 2017. This increase was primarily due to a R$11.1 million increase in revenues from our Landfills segment due to new contracts won in

2017 and a R$5.7 million increase in revenues in our Collection & Cleaning Services segment as a result of inflation-driven price increases coupled with greater volumes derived from new service contracts. These effects were partially offset by a R$16.0 million decrease in revenues from our O&G segment due to a decrease in the volume of services rendered to Petrobras, our main customer in that segment.

The table set forth below presents a breakdown of our revenue from services rendered by business segment for the periods indicated (which does not consider the impact of the Transaction on our results of operations and financial position):

	For The Six Months Ended June 30,
	2017	2016
	(in millions of R$)
Collection & Cleaning Services	471.4	461.5
Landfills	202.6	191.5
Oil & Gas	19.4	35.4
Value Recovery	23.6	21.3
Subtotal	717.0	709.7
Elimination and adjustments	(45.5)	(41.4)
Total revenue from services rendered	671.4	668.2

Collection & Cleaning Services. Revenue from services rendered derived from our Collection & Cleaning Services segment increased by R$9.9 million, or 2.1%, from R$461.5 million for the six months ended June 30, 2016 to R$471.4 million for the six months ended June 30, 2017. Of our total revenue from services rendered in our Collection & Cleaning Services segment (i) in the six months ended June 30, 2017, R$427.1 million, or 90.6%, was attributable to our public collections business with municipal customers, while R$44.3 million, or 9.4%, was attributable to our C&I collections business, and (ii) during the same period of 2016, R$415.8 million, or 90.1%, of our total revenue from services rendered was attributable to our public collections business with municipal customers and R$45.7 million, or 9.9%, was attributable to our C&I collections business.

This increase in revenue from services was primarily due to (i) a R$8.2 million, or 4.4%, increase from our São Paulo urban cleaning contract through SPE Soma due to the positive impact of inflation-linked contractually stipulated price adjustments, (ii) a R$2.8 million increase derived from a new municipal contract in the city of Sertãozinho in February 2017, with no corresponding revenue for the first six months of 2016, (iii) a R$1.4 million, or 1.6%, increase derived from our Curitiba municipal contract due to inflation-linked contractually stipulated price adjustments and increases in the volume of services provided, considering that our Curitiba collections contract, unlike our other collections contracts, includes built-in adjustments based on volume and (iv) a R$0.8 million, or 18.8%, increase derived from a new C&I contract. These effects were partially offset by a R$4.8 million, or 33.1%, decrease resulting from the termination of our São José dos Campos municipal contract in February 2017.

Landfills. Revenue from services rendered derived from our Landfills segment increased by R$11.1 million, or 5.8%, from R$191.5 million for the six months ended June 30, 2016 to R$202.6 million for the six months ended June 30, 2017, primarily due to (i) a R$4.5 million, or 76.4%, increase resulting from a new waste disposal contract won in May 2016 with the municipality of Bauru, (ii) a R$4.0 million, or 34.2%, increase in our Maceió landfill due to price adjustments resulting from the application of inflation-linked price increases covering the period from 2010 to 2014 in the second half of 2016, and (iii) a R$3.4 million, or 13.2%, increase in our Curitiba landfill mainly as a result of contractually stipulated inflation-driven price increases effective starting in the fourth quarter of 2016.

Oil & Gas. Revenue from services rendered derived from our Oil & Gas segment decreased by R$16.0 million, or 45.2%, from R$35.4 million for the six months ended June 30, 2016 to R$19.4 million for the six months ended June 30, 2017, due to a corresponding decrease in the volume of services rendered to our main customer in this segment, Petrobras, reflecting in part the impact of the economic and political environment on Petrobras’ operations.

Value Recovery. Revenue from services rendered derived from our Value Recovery segment increased by R$2.4 million, or 11.1%, from R$21.3 million for the six months ended June 30, 2016 to R$23.6 million for the six months ended June 30, 2017, primarily due to a R$3.7 million, 96.7%, increase from our gas-to-energy business due to the commencement of operations at our Curitiba energy generation plant in May 2016, which was partially offset by a slight decrease of R$0.9 million in revenue from our recycling business mainly due to a decrease in waste volumes received from the civil construction industry.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Revenue from services rendered increased by R$54.1 million, or 4.0%, from R$1,338.9 million in 2015 to R$1,393.0 million in 2016, primarily driven by (i) a R$87.5 million increase in our Collection & Cleaning Services segment reflecting the commencement of services in connection with a new public collections contract won in 2016 with the municipality of Aracaju (for additional information, see “—Collection & Cleaning Services” above) coupled with the positive impact of inflation-linked price increases and (ii) a R$36.0 million increase in revenue from our Landfills segment reflecting an increase in prices charged at our Maceió and Curitiba landfills and, to lesser extent, increased volumes at our Piratininga landfill due to the establishment of a new disposal contract (for additional information, see “—Landfills” below).

These increases were partially offset by (i) a R$40.8 million decrease in our Oil & Gas segment due to a reduction of services from our main customer in the Oil & Gas segment, Petrobras, reflecting in part the impact of the Brazilian economic and political environment on Petrobras’ operations and (ii) a loss of revenue from divested operations following (A) the sale of our 75% equity stake in Argentina-based Estrans in December 2015 (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Interest in Estrans S.A.” above), which generated revenue of R$34.5 million in 2015, with no corresponding revenue in 2016, (B) our sale of Azaleia in May 2015 (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participações S.A.” above), with the contracts sold generating revenue of R$10.9 million in 2015, with no corresponding revenue in 2016 and (iii) decreased revenue from ongoing contracts with Petrobras that we were unable to assign following our sale of Estre O&G (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Estre Óleo e Gás S.A.” above), which generated revenue of R$4.4 million in 2015, which no significant revenue in 2016.

The table set forth below presents a breakdown of our revenue from services rendered by business segment for the periods indicated (which does not consider the impact of the Transaction on our results of operations and financial position).

	For The Year Ended December 31,
	2016	2015
	(in millions of R$)
Collection & Cleaning Services	922.0	834.5
Landfills	449.8	413.8
Oil & Gas	62.9	103.7
Value Recovery	42.2	44.8
Subtotal	1,476.9	1,396.8
Corporate	—	—
Elimination and adjustments	(83.9)	(57.9)
Total revenue from services rendered	1,393.0	1,338.9

Collection & Cleaning Services. Revenue from services rendered derived from our Collection & Cleaning Services segment increased by R$87.5 million, or 10.5%, from R$834.5 million in 2015 to R$922.0 million in 2016. Of our total revenue from services rendered in our Collection & Cleaning Services segment (i) in 2016, R$843.1 million, or 91.4%, was attributable to our public collections business with municipal customers, while R$78.9 million, or 8.6%, was attributable to our C&I collections business and (ii) in 2015, R$754.9 million, or 90.5%, was attributable to our public collections business with municipal customers, while R$79.6 million, or 9.5%, was attributable to our C&I collections business.

This increase in revenue from this segment was primarily due to (i) a R$34.0 million increase in connection with the commencement of collection operations in Aracaju in the state of Sergipe in March 2016 pursuant to a new municipal contract and (ii) the overall positive effect of contractually stipulated price increases linked to the Brazilian IPCA or IGP-M inflation indexes, contributing to (A) a R$32.7 million, or 9.6%, increase derived from our São Paulo urban cleaning operations and (B) a R$8.0 million, or 4.7%, increase from our collections business in Curitiba, among others.

These increases were partially offset by (i) the loss of C&I customers as a result of the adverse macroeconomic scenario in Brazil, (ii) our sale of Azaleia in May 2015 (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participações S.A.” above), with the contracts sold generating revenue of R$10.9 million in 2015, with no corresponding revenue in 2016 and (iii) a R$1.7 million decrease resulting from the expiration of our Marechal Deodoro contract in the state of Alagoas in 2016.

Landfills. Revenue from services rendered derived from our Landfills segment increased by R$36.0 million, or 8.7%, from R$413.8 million in 2015 to R$449.8 million in 2016, primarily due to a (i) a R$38.5 million increase in revenue from our Maceió landfill in 2016 due to price adjustments resulting from the application of inflation-linked price increases covering the period from 2010 to 2014, (ii) a R$5.2 million increase in revenue from our Curitiba landfill in 2016 as a result of contractually stipulated inflation-driven price increases, (iii) a R$4.3 million increase from our Piratininga landfill resulting from a new contract with the Bauru municipality in 2016, (iv) a R$4.6 million increase from our Aracaju landfill due to a corresponding increase in the volume of Class I waste from Petrobras disposed there, and (v) a R$2.8 million increase from our Feira de Santana landfill as a result of a new contract with the municipality of Feira de Santana entered into in 2016.

These increases were partially offset by the sale of 75% of our foreign investment in Argentina-based Estrans in December 2015 (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Interest in Estrans S.A.” above), which generated revenue of R$34.5 million in 2015, with no corresponding revenue from Estrans in 2016.

Oil & Gas. Revenue from services rendered derived from our Oil & Gas segment decreased by R$40.8 million, or 39.3%, from R$103.7 million in 2015 to R$62.9 million in 2016, primarily due to a reduction of services from our main customer in the Oil & Gas segment, Petrobras, reflecting in part the negative impact of the economic and political environment on Petrobras’ operations.

Value Recovery. Revenue from services rendered derived from our Value Recovery segment decreased by R$2.6 million, or 5.8%, from R$44.8 million in 2015 to R$42.2 million in 2016, primarily due to a (i) R$3.2 million, or 11.6%, decrease from our co-processing and recycling businesses due to poor customer retention during the period and (ii) a decrease in revenue due to a corresponding decrease in the volume of carbon credits sold. These decreases were partially offset by a R$4.8 million increase in our energy business due to the commencement of operation of a new biogas plant in Curitiba in May 2016.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we deducted R$83.9 million and R$57.9 million from our total revenue from services rendered in 2016 and 2015, respectively, primarily reflecting services provided by our Landfills segment to our Collection & Cleaning Services segment.

Year Ended December 31, 2015 compared to the Year Ended December 31, 2014

Revenue from services rendered increased by R$45.3 million, or 3.5%, from R$1,293.6 million in 2014 to R$1,338.9 million in 2015. This increase was primarily due to a (i) R$26.2 million, or 6.8%, increase from our Landfills segment mostly reflecting increased revenues from our Argentine operations (that we later divested in December 2015) coupled with increased volumes of waste disposed following a new contract with the Campinas municipality in June 2014 (for additional information, see “—Landfills”), (ii) a R$21.3 million, or 25.8% increase from our Oil & Gas segment, mainly due to new Petrobras contracts and (iii) a R$6.3 million, or 0.8%, increase from our Collection & Cleaning Services segment, mainly reflecting the impact of contractually stipulated inflation-linked price increases (for additional information, see “—Collections & Cleaning Services”).

These increases were partially offset (i) the impact of divested operations resulting from our sale of Azaleia in May 2015 (see “—Key Factors Affecting Our Results of Operations—Divestments— Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participaçôes S.A.” above), with the contracts sold generating revenue of R$53.3 million for the full-year 2014 compared to R$10.9 million for only part of the year in 2015. Not considering the effects of this divested operation, our revenue from services rendered would have increased by 6.9% from, R$1,205.8 million in 2015 to R$1,289.1 million in 2016.

The table set forth below presents a breakdown of our revenue from services rendered by business segment for the years indicated (which does not consider the impact of the Transaction on our results of operations and financial position):

	For The Year Ended December 31,
	2015	2014
	(in millions of R$)
Collection & Cleaning Services	834.5	828.2
Landfills	413.8	387.6
Oil & Gas	103.7	82.4
Value Recovery	44.8	45.6
Subtotal	1,396.8	1,343.8
Corporate	—	—
Elimination and adjustments	(57.9)	(50.1)
Total revenue from services rendered	1,338.9	1,293.6

Collection & Cleaning Services. Revenue from services rendered derived from our Collection & Cleaning Services segment increased by R$6.3 million, or 0.8%, from R$828.2 million in 2014 to R$834.5 million in 2015. Of our total revenue from services rendered in our Collection & Cleaning Services segment (i) in 2015, R$754.9 million, or 90.5%, was attributable to our public collections business with municipal customers, while R$79.6 million, or 9.5%, was attributable to our C&I collections business and (ii) in 2014, R$742.0 million, or 89.6%, was attributable to our public collections business with municipal customers, while R$86.2 million, or 10.4%, was attributable to our C&I collections business.

The increase in revenue from this segment was primarily due to the overall positive effect of contractually stipulated price increases linked to the Brazilian IPCA or IGP-M inflation indexes, contributing to (i) a R$34.6 million, or 11.3%, increase derived from our São Paulo urban cleaning operations, (ii) a R$10.1 million, or 6.3%, increase from our collections business in Curitiba and (iii) a R$9.1 million, or 16.8%, increase from our collection business in Maceió.

These effects were partially offset by a R$42.4 million revenue decrease following our sale of Azaleia in May 2015 (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participaçôes S.A.” above), with the contracts sold generating revenue of R$53.3 million for the full-year 2014 compared to R$10.9 million for only part of the year in 2015.

Landfills. Revenue from services rendered derived from our Landfills segment increased by R$26.2 million, or 6.8%, from R$387.6 million in 2014 to R$413.8 million in 2015, primarily due to (i) a R$18.5 million, or 16.8%, increase in revenue derived from our Paulínia landfill due to a new waste disposal contract with the Campinas municipality as from June 2014, (ii) a R$10.3 million increase in results from Argentine-based Estrans (that we later divested of in December 2015) reflecting the effect of contractually stipulated price adjustments coupled with the positive impact of exchange rate variation in translating Estrans resulted from Argentine pesos into reais, (iii) a R$4.7 million, or 17.8%, increase in revenue derived from our Aracaju landfill due to the increase in volume of disposed weight coupled, including the volume of Class I waste from Petrobras disposed there and (iv) a R$2.9 million, or 6.6% increase, from our Curitiba landfill due to the positive impact of contractually stipulated inflation-driven price increases. These effects were partially offset by a R$5.4 million, or 17.9%, decrease in revenue from our Tremembé landfill due to the loss of municipal customers.

Oil & Gas. Revenue from services rendered derived from our Oil & Gas segment increased by R$21.3 million, or 25.8%, from R$82.4 million in 2014 to R$103.7 million in 2015, primarily due to a R$25.8 million revenue increase due to an increase in the volume of environmental services provided to Petrobras.

Value Recovery. Revenue from services rendered derived from our Value Recovery segment decreased by R$0.8 million, from R$45.6 million in 2014 to R$44.8 million in 2015, primarily due to a R$3.2 million decrease in co-processing due to the reduction on prices reflecting the increase on market competition, which was partially offset by the increase in carbon credit revenues derived from a new contract entered into with NEFCO.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we deducted R$57.9 million and R$50.1 million from our total revenue from services rendered in 2015 and 2014, respectively, primarily reflecting services provided by Landfills to Collection & Cleaning Services segment.

COST OF SERVICES

Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016

Cost of services decreased by R$34.5 million, or 6.7%, from R$512.1 million for the six months ended June 30, 2016 to R$477.6 million for the six months ended June 30, 2017, mainly due to the following reasons:

•	Costs related to treatment and disposal of leachate decreased by R$16.6 million, or 65.5%, primarily due to (i) the commencement of our leachate treatment plant in Curitiba in mid-2016, representing significant costs savings compared to third party leachate treatment providers and (ii) less rainfall during the six months ended June 30, 2017 and the consequent decrease in leachate volumes at our landfills;
•	Lease of machinery or equipment costs decreased by R$10.6 million, or 41.6%, primarily due to the substitution of certain equipment rental arrangements for lease-to-own arrangements in 2016, which are classified as capital expenditures;
•	Costs of materials to operate landfills decreased by R$6.0 million, or 40.3%, primarily reflecting isolated cost increases in the six months ended June 30, 2016 coinciding with the adoption of increased safety and quality standards, with no corresponding costs in 2017; and
•	Transportation costs decreased by R$4.3 million, or 36.1%, primarily due to the corresponding decrease in the volume of environmental services provided by Oil & Gas segment

The above decreases were partially offset by (i) a R$7.4 million, or 69.6%, increase in equipment maintenance costs corresponding to increased maintenance activities during the period and (ii) a R$5.1 million increase in waste treatment costs, primarily due to an increase in our rate of internalization and, therefore, associated costs with treating waste internally.

The table set forth below presents a breakdown of our cost of services by business segment for the periods indicated (which does not consider the impact of the Transaction on our results of operations and financial position):

	For The Six Months Ended June 30,
	2017	2016
	(in millions of R$)
Collection & Cleaning Services	(328.9)	(331.4)
Landfills	(124.5)	(172.2)
Oil & Gas	(10.9)	(23.3)
Value Recovery	(16.8)	(11.1)
Subtotal	(481.1)	(538.0)
Corporate	(38.5)	(16.4)
Elimination and adjustments	41.9	42.4
Total cost of services	(477.6)	(512.1)

Collection & Cleaning Services. Cost of services from our Collection & Cleaning Services segment decreased by R$2.5 million, or 0.8%, from R$331.4 million for the six months ended June 30, 2016 to

R$328.9 million for the six months ended June 30, 2017, primarily due to (i) a R$2.2 million, or 19.4%, decrease in costs associated with equipment rental and leases due to the substitution of certain equipment rental arrangements for lease to own arrangements, which are classified as capital expenditures and (ii) a R$4.1 million reduction resulting from the termination of our São José dos Campos municipal contract in February 2017 which was partially offset by a R$4.4 million, or 1.9%, increase in payroll, charges and benefits costs related to collective bargain agreements with employees.

Landfills. Cost of services from our Landfills segment decreased by R$47.7 million, or 27.7%, from R$172.2 million for the six months ended June 30, 2016 to R$124.5 million for the six months ended June 30, 2017, primarily due to (i) a R$16.6 million, or 53.0%, decrease in leachate treatment costs as a result of (A) less rainfall during the six months ended June 30, 2017 and the consequent decrease in leachate volumes at our landfills coupled with (B) the commencement of our leachate treatment plant in Curitiba in mid-2016, representing significant costs savings compared to third party leachate treatment providers, (ii) a R$13.3 million, or 44.1%, decrease in fuel/lubricants and technical costs due to better rationalization and improved operational efficiency, (iii) a R$6.0 million, or 40.3%, decrease in costs for materials to operate landfills primarily reflecting elevated costs in 2016 in connection with the implementation of higher safety and quality standards that did not impact 2017 results and (iv) a R$5.2 million, or 59.2%, decrease in equipment rental and lease costs due to the substitution of certain equipment rental arrangements for lease to own arrangements in 2016, which are classified as capital expenditures.

Oil & Gas. Cost of services from our Oil & Gas segment decreased by R$12.4 million, or 53.4%, from R$23.3 million for the six months ended June 30, 2016 to R$10.9 million for the six months ended June 30, 2017, driven by a reduction in the volume of services rendered to our main customer in this segment, Petrobras, reflecting in part the negative impact of the economic and political environment on Petrobras’ operations.

Value Recovery. Cost of services from our Value Recovery segment increased by R$5.7 million, or 30.7%, from R$11.1 million for the six months ended June 30, 2016 to R$16.8 million for the six months ended June 30, 2017, driven mainly by gains in our energy business due to the commencement of new energy generation facilities at our Curitiba plant.

Corporate. Cost of services at the corporate level increased by R$21.1 million, or 134.5%, from R$16.4 million for the six months ended June 30, 2016 to R$38.5 million for the six months ended June 30, 2017, primarily due to an increase in costs related to increased outside consulting costs relating to prospective new landfill sites and outside legal counsel fees relating to the Transaction.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we added back R$41.9 million and R$42.4 million from our total cost of services for the six months ended June 30, 2017 and 2016, respectively, primarily transactions between our Landfills and Collection & Cleaning Services segments.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Cost of services increased by R$27.7 million, or 2.8%, from R$988.1 million in 2015 to R$1,015.8 million in 2016. The change was primarily impacted by the following:

•	Payroll, charges and benefits costs increased by R$42.0 million, or 8.4%, from R$500.7 million in 2015 to R$542.7 million in 2016 mainly due to a R$32.1 million cost increase associated with the hiring of new employees to service a new public collections contract won in May 2016 with the municipality of Aracaju.
•	Waste treatment costs increased R$10.0 million, or 42.0%, from R$23.8 million in 2015 to R$33.8 million in 2016 primarily due to an increase in our rate of internalization in 2016.
•	Materials to operate landfills increased by R$7.4 million, or 34.7%, from R$21.3 million in 2015 to R$28.7 million in 2016 reflecting increased costs resulting from the adoption of higher safety standards in 2016.

These increases were partially offset by the following factors:

•	Transportation costs decreased by R$23.2 million, or 64.8%, from R$35.8 million in 2015 to R$12.6 million in 2016 primarily due to a decrease in the volume of services rendered to our main customer in the Oil & Gas segment, Petrobras, reflecting in part the negative impact of the economic and political environment on Petrobras’ operations.
•	Costs associated with lease of machinery and equipment decreased by R$9.9 million, or 17.6%, from R$56.4 million in 2015 to R$46.5 million in 2016 primarily due to the substitution of certain equipment rental arrangements for lease-to-own arrangements in 2016, which are classified as capital expenditures.
•	Costs associated with the lease of real estate, equipment and vehicles decreased by R$2.3 million, or 14.6%, from R$15.8 million in 2015 to R$13,5 million in 2016 primarily due to the substitution of certain vehicle and equipment rental arrangements for lease-to-own arrangements in 2016, which are classified as capital expenditures.

The table set forth below presents a breakdown of our cost of services by business segment for the years indicated (which does not consider the impact of the Transaction on our results of operations and financial position):

	For The Year Ended December 31,
	2016	2015
	(in millions of R$)
Collection & Cleaning Services	(678.1)	(646.2)
Landfills	(340.8)	(288.6)
Oil & Gas	(41.6)	(64.6)
Value Recovery	(30.6)	(33.9)
Subtotal	(1,091)	(1,033.3)
Corporate	(8.7)	(15.1)
Elimination and adjustments	83.9	60.4
Total cost of services	(1,015.8)	(988.1)

Collection & Cleaning Services. Cost of services from our Collection & Cleaning Services segment increased by R$31.9 million, or 4.9%, from R$646.2 million in 2015 to R$678.1 million in 2016, primarily due to a R$46.7 million increase in costs in connection with the commencement of collection operations in the municipality of Aracaju pursuant to a newly won contract in May 2016. This effect was partially offset by the impact of the sale of Azaleia in May 2015 (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participações S.A.” above), which contracts generated R$9.2 million in costs in 2015, with no corresponding costs in 2016.

Landfills. Cost of services from our Landfills segment increased by R$52.2 million, or 18.1%, from R$288.6 million in 2015 to R$340.8 million in 2016, primarily due to (i) a R$43.5 million increase in waste treatment costs due to an increase in our rate of internalization in 2016, (ii) a R$7.4 million, or 34.7%, increase in the cost of materials to operate landfills resulting from the adoption of higher safety standards in 2016, and (iii) R$2.4 million, or 18.4%, increase in the cost of treatment and disposal of leachate reflecting an increase in rainfall during the period.

Oil & Gas. Cost of services from our Oil & Gas segment decreased by R$23.0 million, or 35.6%, from R$64.6 million in 2015 to R$41.6 million in 2016, primarily due to a reduction in the volume of services rendered to our main customer in the Oil & Gas segment, Petrobras, reflecting in part the negative impact of the economic and political environment on Petrobras’ operations.

Value Recovery. Cost of services from our value recovery segment decreased by R$3.3 million, or 9.7%, from R$33.9 million in 2015 to R$30.6 million in 2016, primarily due to poor customer retention in relation to our co-processing and recycling businesses and therefore, reduced costs corresponding to reduced business volumes.

Corporate. Cost of services at the corporate level decreased by R$6.4 million, or 43.0%, from R$15.1 million in 2015 to R$8.6 million in 2016, reflecting a decrease in expenses associated with technical consulting advisors.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we added back R$83.9 million and R$60.4 million from its total cost of services in 2016 and 2015, respectively, primarily reflecting intracompany transaction between the Landfill and Collection & Cleaning Services segments.

Year Ended December 31, 2015 compared to the Year Ended December 31, 2014

Cost of services increased by R$17.0 million, or 1.8%, from R$971.1 million in 2014 to R$988.1 million in 2015, mainly due to the following reasons:

•	Transportation costs increased by R$24.1 million, from R$11.7 million in 2014 to R$35.8 million in 2015 primarily due to the corresponding increase in the volume of environmental services provided by Oil & Gas segment;
•	Depreciation, amortization and depletion increased by R$20.8 million, or 18.1%, from R$114.8 million in 2014 to R$135.6 million in 2015 primarily due to an increase in the volume of waste disposed in our landfills, with the corresponding effect of adjusting upward the depreciation rate.

The above increases were partially offset by the following factors:

•	a R$14.9 million, or 20.9%, decrease, from R$71.3 million in 2014 to R$56.4 million in 2015, in costs associated with the lease of machinery and equipment primarily due to the sale of Azaleia (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participações S.A.” above) in mid-2015 and the resulting elimination of costs associated with such operations;
•	a R$9.5 million, or 30.7%, decrease, from R$30.9 million in 2014 to R$21.4 million in 2015, in costs associated with equipment maintenance also primarily due to the sale of Azaleia (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participações S.A.” above) in mid-2015 and the resulting elimination of costs associated with such operations.

The table set forth below presents a breakdown of our cost of services by business segment for the years indicated (which does not consider the impact of the Transaction on our results of operations and financial position):

	For The Year Ended December 31,
	2015	2014
	(in millions of R$)
Collection & Cleaning Services	(646.2)	(632.2)
Landfills	(288.6)	(189.5)
Oil & Gas	(64.6)	(63.6)
Value Recovery	(33.9)	(41.0)
Subtotal	(1,033.3)	(1,012.8)
Corporate	(15.1)	(47.4)
Elimination and adjustments	60.4	2.6
Total cost of services	(988.1)	(971.1)

Collection & Cleaning Services. Cost of services from our Collection & Cleaning Services segment increased by R$14.0 million, or 22.1%, from R$632.2 million in 2014 to R$646.2 million in 2015, primarily due to (i) a R$16.3 million, or 7.5%, increase in costs specifically associated with our public cleaning services in the city of Sao Paulo through SPE Soma mainly due to the renegotiation of collective bargaining arrangements and (ii) a R$33.4 million increase in payroll, charges and benefits in relation to other municipal contracts, also due to the renegotiation of collective bargaining arrangements during the period. These increases were offset by the sale of Azaleia in mid-2015 (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Geo

Vision Contracts through Azaleia Empreendimentos e Participações S.A.” above) and the resulting R$36.9 million decrease in costs associated with our operations in 2015.

Landfills. Cost of services from our Landfills segment increased by R$99.1 million, or 52.3%, from R$189.1 million in 2014 to R$288.6 million in 2015, primarily due to (i) a R$92.2 million increase in depreciation, amortization and depletion charges resulting from an increase in the volume of waste disposed in our landfills, with the corresponding effect of adjusting upward the depreciation rate, and (ii) a R$ 4.2 million, or 32.%, increase in fuel/lubricant costs due an increase in fuel prices.

Oil & Gas. Cost of services from our Oil & Gas segment were generally constant at R$64.6 million in 2015, as compared to R$63.6 million in 2014, primarily reflecting steady demand from our main client in this segment, Petrobras.

Value Recovery. Cost of services from our value recovery segment decreased by R$7.2 million, or 17.5%, from R$41.0 million in 2014 to R$33.9 million in 2015, primarily due to cost-saving initiatives in connection with our co-processing business and a R$2.4 million decrease in labor costs resulting from optimization of our employee headcount as part of our restructuring.

Corporate. Cost of services incurred at the corporate level, increased by R$32.3 million, or 68.1%, from R$47.4 million in 2014 to R$15.1 million in 2015, primarily due to an increase in depreciation, amortization and depletion charges mainly reflecting a change in our depreciation accounting methodology.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we added back R$60.4 million and R$2.6 million from our total cost of services in 2015 and 2014, respectively, primarily reflecting intracompany services provided between our Landfills and Collection & Cleaning Services segments.

GROSS PROFIT

As a result of the factors described above, our gross profit (i) increased by R$37.6 million, or 24.1%, from R$156.2 million for the six months ended June 30, 2016 to R$193.8 million for the six months ended June 30, 2017; (ii) increased by R$26.4 million, or 7.5%, from R$350.8 million in 2015 to R$377.2 million in 2016; and (iii) increased by R$28.3 million, or 8.1%, from R$322.5 million in 2014 to R$350.8 million in 2015.

Of our total gross profits in 2015, R$19.7 million was attributable to divested operations (Estrans, Azaleia and residual contracts with Petrobras related to Estre O&G), while in 2014, R$9.9 million was attributable to the same divested operations.

OPERATING EXPENSES

Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016

Operating expenses increased by R$20.8 million, or 19.4%, from R$107.4 million for the six months ended June 30, 2016 to R$128.2 million for the six months ended June 30, 2017, mainly due to a R$14.5 million, or 10.3%, increase in general and administrative expenses, from R$140.4 million for the six months ended June 30, 2016 to R$154.9 million for the six months ended June 30, 2017, primarily as a result of a R$53.6 million provision established in connection with our participation in Brazil’s Tax Regularization Program corresponding to disputed amounts for which our management had not previously recorded provisions based on their determination that the risk of loss for such liabilities was not probable. Participation in the Tax Regularization Program requires settlement of the full amount subject to the assessment, not partial amounts, and our management elected to settle through the program despite their determination of there being a mid-low probability of loss for certain amounts given the attractiveness of settling using tax loss carryforwards and potentially limited opportunity to do so. This R$53.6 million increase in general and administrative expenses was partially offset by a R$42.0 million, or 79.7%, decrease in payroll charges and benefits reflecting, among other factors, a decrease in expenses related to our restructuring incentive plan.

This increase in operating expenses was also due, in part, to a R$29.8 million, or 82.4%, decrease in gains recorded under selling expenses, from a gain of R$36.1 million for the six months ended June 30, 2016 to a gain of R$6.3 million for the six months ended June 30, 2017, primarily as a result of a R$28.2 million decrease in the net variation of our provisions for doubtful accounts during the period. Such net variation was due to a R$37.7 million decrease in the additions to the allowance for doubtful accounts, from R$150.2 million for the six months ended June 30, 2016 to R$112.5 million for the six months ended June 30, 2017. In 2016, the elections held in municipalities at the end of the year negatively impacted the collection rate from these entities whose budgets are usually tighter during election years, resulting in more accounts receivable falling due over 360 days, for which an allowance for doubtful accounts is recorded. The decrease in the additions to the allowance for doubtful accounts was offset by a R$66.0 million decrease in the reversal of provisions for doubtful accounts, from R$187.2 million for the six months ended June 30, 2016 to R$121.2 million for the six months ended June 30, 2017. Although the collection rate was lower in 2016, due to the reasons explained above, we were able to successfully renegotiate the payment of overdue accounts with certain specific municipalities with significant overdue balances and as a result reversed their related provision. The renegotiated overdue accounts receivable balances for the six months ended June 2017 were lower than those renegotiated during the six months ended June 2016.

The above variations were partially offset by a R$25.6 million variation in other operating expenses, from an expenses of R$7.6 million for the six months ended June 30, 2016 to a gain of R$18.0 million for the six months ended June 30, 2017, primarily as a result of an increase in credits resulting from a change in our basis for calculating certain Brazilian employee benefits expenses, such as social security and workers compensation, based on the recommendation of external outside specialists.

The table set forth below presents a breakdown of our operating expenses by business segment for the periods indicated (which does not consider the impact of the Transaction on our results of operations and financial position):

	For The Six Months Ended June 30,
	2017	2016
	(in millions of R$)
Collection & Cleaning Services	4.0	24.0
Landfills	(0.9)	(12.8)
Oil & Gas	(0.3)	2.5
Value Recovery	1.2	(1.4)
Subtotal	4.1	12.4
Corporate	(118.7)	(135.0)
Elimination and adjustments	(13.6)	15.2
Total operating expenses	(128.2)	(107.4)

Collection & Cleaning Services. Gains recorded under operating expenses from our Collection & Cleaning Services decreased R$20.0 million, from a gain of R$24.0 million for the six months ended June 30, 2016 to a gain of R$4.0 million for the six months ended June 30, 2017, primarily due to a R$36.7 million decrease in gains recorded under selling expenses reflecting a decrease in reversals on allowance in doubtful accounts in this segment due to a slower pace of renegotiation of certain debts owed to us by our overdue customers, which was partially offset by a R$8.9 million, or 44.8%, decrease in general and administrative expenses mainly associated with the termination of our São José dos Campos municipal contract in February 2017 and a decrease in legal and advisory expenses.

Landfills. Operating expenses from our Landfills segment decreased by R$11.9 million, from R$12.8 million for the six months ended June 30, 2016 to R$0.9 million for the six months ended June 30, 2017, primarily due to a R$10.8 million decrease in selling expenses due to reversals on allowance in doubtful accounts in this segment resulting mainly from an improvement in our customers’ credit profile as well as our success in formally renegotiating with our customers certain debts owed to us.

Oil & Gas. Operating expenses from our Oil & Gas segment varied by R$2.8 million from a gain of R$2.5 million for the six months ended June 30, 2016 to an expense of R$0.3 million for the six months ended June 30, 2017, primarily due to a R$2.8 million gain recorded under selling expenses in the six months ended June 30, 2016 reflecting the reversal on allowance in doubtful accounts in this segment, with no corresponding gain in 2017.

Value Recovery. Operating expenses from our Value Recovery segment varied by R$2.6 million from an expense of R$1.4 million for the six months ended June 30, 2016 to a gain of R$1.2 million for the six months ended June 30, 2017, primarily due to (i) a R$1.3 million increase in share of profit of an associate in the six months ended June 30 2017 reflecting increased profits from Attend Ambiental Ltda., and (ii) a R$1.3 million increase in gains recorded under selling expenses reflecting the reversals of allowance for doubtful accounts in this segment.

Corporate. Operating expenses incurred at the corporate level, consisting mainly of general and administrative expenses and share of profit of an associate, decreased by R$16.3 million, from R$135.0 million for the six months ended June 30, 2016 to R$118.7 million for the six months ended June 30, 2017, primarily due to a R$14.6 million gain recorded under other operating expenses primarily as a result of an increase in credits due to a change in our basis for calculating certain Brazilian employee benefits expenses, such as social security and workers compensation, based on the recommendation of external outside specialists, and, to a lesser extent, a decrease in general and administrative expenses mainly due to a reduction in labor expenses resulting from better optimization of headcount.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we deducted R$13.6 million and added back R$15.2 million from our total operating expenses for the six months ended June 30, 2017 and 2016, respectively, primarily reflecting services provided between Landfill and Collection Cleaning Services segments.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Operating expenses increased by R$71.6 million, or 34.3%, from R$208.9 million in 2015 to R$280.5 million in 2016. The change was primarily impacted by the following:

•	Other operating (expenses) income, net increased by R$59.2 million, from R$10.0 million in 2015 to R$69.2 million in 2016, mainly due to (i) a R$34.0 million increase in impairment charges relating to our CTR Itaboraí landfill, from R$10.8 million in 2015 to R$44.8 million in 2016, due to lower-than-expected returns from this project, (ii) a R$20.9 million loss in connection with our write-off of the call option to acquire CDR Pedreira in 2016, as compared with a R$10.7 million loss in 2015 (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of CDR Pedreira-Centro de Disposição de Resíduos”) and (iii) a lower volume of tax credits in 2016 (R$13.3 million) compared to 2015 (R$22.6 million) reflecting our implementation of a more active tax efficiency program. These increases in other operating (expenses) income, net were partially offset by a R$12.1 million capital loss in connection with our sale of Estrans in 2015 (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Interest in Estrans S.A.” above) without a corresponding loss in 2016.
•	General and administrative expenses increased by R$8.6 million, or 3.9%, from R$223.3 million in 2015 to R$231.9 million in 2016, mainly due to (i) a R$14.6 million, or 14.3%, increase in payroll, charges and benefits costs, from R$102.3 million in 2015 to R$116.9 million in 2016, reflecting in part (A) an increase in expenses related to our restructuring incentive plan, from R$11.0 million in 2015 to R$33.1 million in 2016, (B) the hiring of approximately 1,000 new employees in 2016 to service our new collections contract in the city of Aracaju, and (C) the impact of inflation and the annual renegotiation of our collective bargain agreements with employees, and (ii) a R$5.8 million, or 35.4%, increase in costs related to legal and advisory services associated mainly with M&A transactions. These increases in general and administrative expenses were partially offset by a R$12.0 million decrease in provision for legal proceedings reflecting positive developments in connection with certain legal proceedings, leading our management to reduce the expectations of loss.

The above increases were further offset by the following factors:

•	Selling expenses varied by R$2.8 million, or 21.1%, from an income of R$13.3 million in 2015 to an income of R$10.5 million in 2016, mainly due to a R$2.4 million, or 15.8%, decrease in net variation of allowance for doubtful accounts, from R$15.2 million in 2015 to R$12.8 million in 2016. Such net variation was due to a R$17.7 million decrease in the additions to the allowance for doubtful accounts, from R$322.2 million for 2015 to R$304.4 million for 2016, reflecting mainly the credit profile of our customers over the period. The decrease in the additions to the allowance for doubtful accounts was offset by a decrease in the reversal of the provision for doubtful accounts of R$20.1 million, from R$337.4 million in 2015 to R$317.3 million in 2016. We successfully renegotiated the payment of overdue accounts with certain specific municipalities with significant overdue balances and as a result reversed the related provisions. The renegotiated overdue accounts receivable balances for 2016 were lower than those renegotiated during 2015.

•	Share of profit of an associate decreased by R$0.9 million, or 8.1%, from R$11.1 million in 2015 to R$10.2 million in 2016, reflecting mainly the worsened results of operations of Terrestre Ambiental Ltda. Terrestre, a landfill in which we hold a 40.0% interest, due to an increase in leachate treatment and disposal costs and financing expenses in connection with these operations. These decreases were partially offset by the increased gains from Logística Ambiental de São Paulo S.A. (Loga), a cleaning and collection operation in which we hold a 38.0% interest, from R$5.3 million in 2015 compared to R$9.8 million in 2016, driven mainly by improved cost management, particularly a decrease in maintenance costs.

The table set forth below presents a breakdown of our operating expenses by business segment for the years indicated (which does not consider the impact of the Transaction on our results of operations and financial position):

	For The Year Ended December 31,
	2016	2015
	(in millions of R$)
Collection & Cleaning Services	(41.5)	(34.9)
Landfills	17.0	50.8
Oil & Gas	0.3	(3.9)
Value Recovery	9.9	(55.1)
Subtotal	(14.3)	(43.1)
Corporate	(118.8)	(57.4)
Elimination and adjustments	(147.5)	(108.4)
Total operating expenses	(280.5)	(208.9)

Collection & Cleaning Services. Operating expenses from our Collection & Cleaning Services segment increased by R$6.6 million, or 18.90%, from R$34.9 million in 2015 to R$41.5 million in 2016, primarily due to (i) a R$19.7 million increase in selling expenses in relation to a reversal in the allowance for doubtful accounts resulting from an increase in collection of overdue receivables. This effect was partially offset by a R$4.4 million, or 80.0%, decrease in legal advisory expenses.

Landfills. Operating income from our landfills segment decreased by R$33.8 million, or 66.5%, from R$50.8 million in 2015 to R$17.0 million in 2016, primarily due a decrease in selling income, from R$46.0 million in 2015 to R$26.3 million in 2016 primarily reflecting a reversal in the allowance for doubtful accounts resulting mainly from an increase in collection of overdue receivables.

Oil & Gas. Operating results from our Oil & Gas segment varied from an expense of R$3.9 million in 2015 as compared to an income of R$0.3 million in 2016, reflecting mainly the corresponding variation in selling expenses over the period due to a reversal in the allowance for doubtful accounts resulting mainly from an increase in collection of overdue receivables.

Value Recovery. Operating results from our Value Recovery segment varied from an expense of R$55.1 million in 2015 to an income of R$9.9 million in 2016, driven almost entirely by the variation in selling expenses from an expense of R$58.9 million in 2015 to an income of R$8.5 million in 2016 as a result of a reversal in the allowance for doubtful accounts resulting mainly from an increase in collection of overdue receivables.

Corporate. Operating expenses incurred at the corporate level increased by R$61.4 million, from R$57.4 million in 2015 to R$118.8 million in 2016, primarily due to (i) a R$34.0 million increase in impairment charges relating to our CTR Itaboraí landfill, from R$10.8 million in 2015 to R$44.8 million in 2016, due to lower-than-expected returns from this project, (ii) a R$10.2 million increase in our write-off of the call option to acquire CDR Pedreira, from a R$10.7 million loss in 2015 to a R$20.9 million loss 2016 (see “—Key Factors Affecting Our Results of Operations— Divestments—Sale of CDR Pedreira-Centro de Disposição de Resíduos”), and (iii) a decrease in tax credits in 2016 (R$13.3 million) compared to 2015 (R$22.6 million) reflecting our implementation of a more active tax efficiency program.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we added back R$147.5 million and R$108.4 million from our total operating expenses in 2016 and 2015, respectively, primarily reflecting services provided between our Landfill and Collection & Cleaning Services segments.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Our operating expenses increased by R$155.9 million, from R$53.0 million in 2014 to R$208.9 million in 2015, driven almost entirely by R$197.4 million of gains recorded in 2014 as other operating (expense) income, net, reflecting primarily (i) the positive impact of our sale of CDR Pedreira in 2014 to an affiliate of BTG Pactual at a price significantly above book value, resulting in a gain of R$154.7 million in 2014 (see “—Key Factors Affecting Our Results of Operations— Divestments—Sale of CDR Pedreira-Centro de Disposição de Resíduos”) and (ii) gains of R$81.5 million recorded in connection with the sale of Essencis (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Essencis”), without any corresponding gains in 2015. These gains in 2014 were partially offset by R$43.2 million in impairment charges in 2014 relating to Resicontrol due to lower-than-expected returns from this project as compared to R$4.1 million in 2015.

To a lesser extent, this increase in operating expenses was also attributable to a R$29.5 million, or 72.7%, decrease in gains from share of profit of an associate, from R$40.6 million in 2014 to R$11.1 million in 2016, reflecting mainly the operating expenses incurred by CDR Pedreira and Essencis in 2014, with no correspondent results in 2015 following the sale of those entities.

The impact of these factors was partially offset by the following:

•	Selling expenses varied from an expense of R$42.0 million in 2014 to gain of R$13.3 million in 2015, reflecting mainly the variation in our allowance for doubtful accounts, from a net expense of R$38.1 million in 2014 to an allowance for doubtful accounts net reversal gain of R$15.2 million in 2015, due to our customers’ improved credit profile over the period as well as our customers’ formal recognition of certain debts owed to us.
•	General and administrative expenses decreased by R$25.6 million, or 10.3%, from R$248.9 million in 2014 to R$223.3 million in 2015 mainly due to (i) a R$12.1 million, or 36.1%, decrease in other expenses mostly associated with decreased advertising and marketing expenses and (ii) a R$16.8 million, or 59.6%, decrease in provisions for legal proceedings reflecting positive developments in connection with one of our tax legal proceedings, leading our management to reduce their expectation of loss, which was partially offset by a R$25.2 million, or 32.7%, increase in payroll charges and benefits and third-party services.

The table set forth below presents a breakdown of our operating expenses by business segment for the years indicated (which does not consider the impact of the Transaction on our results of operations and financial position):

	For The Year Ended December 31,
	2015	2014
	(in millions of R$)
Collection & Cleaning Services	(34.9)	(85.7)
Landfills	50.8	(57.9)
Oil & Gas	(3.9)	(1.7)
Value Recovery	(55.1)	(1.3)
Subtotal	(43.1)	(146.6)
Corporate	(57.4)	(8.1)
Elimination and adjustments	(108.4)	101.7
Total operating expenses	(208.9)	(53.0)

Collection & Cleaning Services. Operating expenses from our Collection & Cleaning Services segment decreased from an expense of R$85.7 million in 2014 to R$34.9 million in 2015, reflecting the variation in selling expenses for this segment, from an expense of R$41.7 million in 2014 to income of R$19.9 million in 2015 mainly due to a reversal in the allowance for doubtful accounts resulting mainly from an increase in collection of overdue receivables which was partially offset by a R$10.6 million, or 21.6%, increase in general and administrative expenses mainly due to an increase in third-party services and payroll and benefits expenses.

Landfills. Operating income/expenses from our Landfills segment varied from an expense of R$57.9 million in 2014 to income of R$50.8 million in 2015, primarily due to (i) the variation in selling expenses for this segment, from an expense of R$43.9 million in 2014 to income of R$46.0 million in 2015 reflecting a reversal in the allowance for doubtful accounts resulting mainly from an increase in collection of overdue receivables and (ii) the variation in general and administrative expenses for this segment, from an expenses of R$14.8 million in 2014 to a gain of R$8.3 million in 2015 reflecting a depreciation reversal due to changes in depreciation accounting assumptions.

Oil & Gas. Operating expenses from our Oil & Gas segment increased by R$2.2 million, or 129.4%, from R$1.7 million in 2014 to R$3.9 million in 2015, primarily due a R$2.1 million increase in other operating expenses related to laboratory services.

Value Recovery. Operating expenses from our Value Recovery segment increased by R$53.7 million, from R$1.4 million in 2014 to R$55.1 million in 2015, primarily due to the corresponding R$49.8 million increase in selling expenses from R$0.8 million in 2014 to R$52.1 million in 2015 mainly due to the worsening credit profile of our customers in our recycling business.

Corporate. Operating expenses from our Corporate segment increased by R$46.3 million, from R$8.1 million in 2014 to R$57.4 million in 2015, primarily due to (i) the positive impact of our sale of CDR Pedreira in 2014 to an affiliate of BTG Pactual at a price significantly above book value, resulting in a gain of R$154.7 million in 2014 (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of CDR Pedreira-Centro de Disposição de Resíduos”) and (ii) gains of R$81.5 million recorded in connection with the sale of Essencis (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Essencis”), without any corresponding gains in 2015, which was partially offset by a R$60.3 million, or 26.9%, decrease on general and administrative expenses reflecting the administrative restructuring plan which resulted primarily in a decrease in headcount.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we deducted R$108.4 million and added back R$101.7 million from our total operating expenses in 2015 and 2014, respectively, primarily reflecting services provided between Landfill and Collection & Cleaning Services segments.

PROFIT BEFORE FINANCE INCOME AND EXPENSES

As a result of the factors described above, our profit before finance income and expenses: (i) increased by R$16.8 million, or 34.3%, from R$48.8 million for the six months ended June 30, 2016 to R$65.6 million for the six months ended June 30, 2017; (ii) decreased by R$45.2 million, or 31.9% from of R$141.9 million in 2015 to of R$96.7 million in 2016; and (iii) decreased by R$127.6 million, or 47.3%, from R$269.5 million in 2014 to R$141.9 million in 2015.

FINANCE INCOME AND EXPENSES, NET

Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016

Finance income and expenses, net, increased by R$112.4 million, or 56.8%, from R$197.9 million for the six months ended June 30, 2016 to R$310.3 million for the six months ended June 30, 2017. The change was primarily impacted by the following:

•	Finance expenses increased by R$110.3 million, or 53.6%, mainly due to a R$120.4 million increase in interest expenses accrued on the balance of taxes settled by us under the Brazilian Tax Regularization Program (see “Key Factors Affecting Our Results of Operations—Participation in Tax Regularization Plan”), and

•	Finance income decreased by R$2.1 million, or 26.8%, mainly due to (i) a R$2.2 million decrease in interest on investments and (ii) a R$1.5 million decrease in other financial income, which effects were partially offset by a R$1.1 million, or 59.9% increase in interest income.

The significant majority of our finance income and costs is incurred at a corporate level on a company-wide basis and is not allocated to any of our business segments.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Finance income and expenses, net, decreased by R$8.9 million, or 2.6%, from R$338.9 million in 2015 to R$330.0 million in 2016. The change was primarily impacted by the following:

•	Finance income increased by R$23.4 million, or 77.5%, from R$30.2 million in 2015 to R$53.6 million in 2016, mainly due to (i) R$26.8 million in interest recorded in 2016 derived from inflation adjustments related to income and social contribution tax losses withheld by INSS, without corresponding finance income in 2015, and (ii) a R$8.3 million, or 76.1%, increase resulting from interest income on late payments from customers. These increases were partially offset by (i) a R$ 7.7 million, or 74.8% decrease in other finance income due to an adjustment to present value of the accounts payable for land acquisition, and (ii) a R$3.9 million decrease in interest on investments resulting from a lower amount invested in the financial markets; and
•	Finance expenses increased by R$14.5 million, or 3.9%, from R$369.1 million in 2015 to R$383.6 million in 2016, mainly due to a R$28.6 million increase in interest on loans and debentures driven by increased interest rates, which was partially offset by a R$8.6 million, or 13.0%, decrease in interest expenses for late payment of taxes coupled with a R$5.0 million, or 42.7%, decrease in interest expenses for late payment to suppliers.

The significant majority of our finance expenses and income is incurred at a corporate level on a company-wide basis and is not allocated to any of our business segments.

Year Ended December 31, 2015 compared to the Year Ended December 31, 2014

Finance income and expenses, net decreased by R$22.1 million, or 6.1%, from R$361.0 million in 2014 to R$338.9 million in 2015. The change was primarily impacted by the following:

•	Finance expenses decreased by R$19.3 million, or 5.0%, from R$388.4 million in 2014 to R$369.1 million in 2015 mainly due to a R$25.4 million, or 9.8% decrease in interest on loan and debentures reflecting our repayment of certain borrowings in 2014 and corresponding impact on interest payments in the subsequent period, partially offset by a (i) R$2.5 million, or 18.9%, increase in the amount of discounts granted to our customers, and (ii) a RS$2.3 million, or 3.6%, increase in the amount of interest paid for late payment of taxes; and
•	Finance income increased by R$2.8 million, or 10.2%, from R$27.4 million in 2014 to RS$30.2 million in 2015 mainly due to an R$8.4 million increase in interest income resulting from interests on late payments from customers, which increase was partially offset by a R$5.8 million, or 36.0%, decrease in other financial income mainly associated with adjustment to present value of the accounts payable for land acquisition.

The significant majority of our finance expenses and income is incurred at a corporate level on a company-wide basis and is not allocated to any of our business segments.

LOSS BEFORE INCOME AND SOCIAL CONTRIBUTION

As a result of the factors described above, our loss before income and social contribution (i) increased by R$95.6 million, or 64.2%, from R$149.0 million for the six months ended June 30, 2016 to R$244.7 million for the six months ended June 30, 2017; (ii) increased by R$36.3 million, or 18.4%, from R$197.0 million in 2015 to R$233.3 million in 2016; and (iii) increased by R$105.5 million, or 115.3%, from R$91.5 million in 2014 to R$197.0 million in 2015.

INCOME AND SOCIAL CONTRIBUTION TAXES

Under Brazilian income tax law, income taxes are paid by each entity on a stand-alone basis, as a result, changes in the consolidated effective tax rate are driven by changes in each of the entities’ effective tax rates.

For the six months ended June 30, 2017, we recorded a gain of R$377.3 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 154.2% (gain), as compared to the nominal tax rate of 34.0%, while for the six months ended June 30, 2016, we recorded an expense of R$1.4 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 0.9%, as compared to the nominal tax rate of 34.0%. These effects resulted mainly from a gain of R$370.2 million reflecting the recognition of tax loss carryforwards (previously not recognized as a deferred tax asset) that were used in connection with our participation in the Brazilian Tax Regularization Program, which permits the settlement of tax debts with the Brazilian federal government using tax loss carryforwards (see “Key Factors Affecting Our Results of Operations—Participation in Tax Regularization Plan”).

In 2016, we recorded expenses of R$105.2 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 45.1% (expense), as compared to the nominal tax rate of 34.0%, while in 2015, we recorded a credit of R$6.9 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 3.5% (gain), as compared to the current tax rate of 34.0%. In 2016, although we generated consolidated losses, a number of our subsidiaries generated taxable income resulting in the recognition of a current income tax expense of R$55.4 million. In addition, we recognized a deferred income tax loss of R$49.6 million because of the recognition of additional deferred income tax liabilities during the period. In 2016, we recorded consolidated losses before income tax and social contribution taxes of R$233.3 million, resulting in an income tax credit of R$79.3 million (using a statutory rate of 34%), however, we recognized a consolidated income tax expense (current and deferred) of R$105.2 million. The main reasons for the difference are as follows: (i) R$126.2 million of losses by subsidiary entities, for which a deferred income tax asset was not recognized on such losses as it is not expected that they will generate future taxable income, (ii) a expense of R$30.9 million in non-deductible permanent difference, (iii) a gain of R$10.9 million in amortization of taxable goodwill, (iv) a gain of R$19.9 million in deferred taxes on revenues from governmental entities, which are only taxable when paid, and (v) a expense of R$63.4 million in deferred tax assets not recognized in entities that are not expected to generate future taxable income.

In 2015, we recorded a credit of R$6.9 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 3.5% (gain), as compared to the current nominal tax rate of 34.0%, while in 2014, we recorded expenses of R$6.5 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 7.1% (expense), as compared to the current nominal tax rate of 34.0%. In 2015, although we generated consolidated losses, a number of our subsidiaries generated taxable income resulting in the recognition of a current income tax expense of R$5.7 million; however, we recognized a deferred income tax gain of R$12.6 million because of the recognition of a deferred tax asset on loss carryforwards used to settle tax contingencies under the REFIS “COPA” tax amnesty program and additional net deferred income tax assets recognized during the period. In 2015, we recorded consolidated losses before income tax and social contribution taxes of R$197.0 million, resulting in an income tax credit of R$67.0 million (using a statutory rate of 34%), and recognized a net consolidated income tax credits of R$6.9 million. The main reasons for the difference are as follows: (i) a R$99.3 million of losses by subsidiary entities, for which a deferred income tax asset was not recognized on such losses as it is not expected that they will generate future taxable income, (ii) a expense of R$10.1 million in non-deductible permanent difference, (iii) a gain of R$13.1 million in amortization of taxable goodwill, (iv) a gain of R$7.0 million in deferred taxes on revenues from governmental entities, which are only taxable when paid, and (v) a gain of R$18.4 million in deferred tax assets recognized.

In 2014, although we generated consolidated losses, a number of our subsidiaries generated taxable income resulting in the recognition of a current income tax expense of R$48.1 million; however, we recognized a deferred income tax gain of R$41.6 million because of the recognition of a deferred tax asset on loss carryforwards used to settle tax contingencies under the REFIS “COPA” tax amnesty program and additional net deferred income tax assets recognized during the period. In 2014, we recorded consolidated losses before income tax and social contribution taxes of R$91.5 million, resulting in an income tax credit of R$31.1 million (using a statutory rate of 34%), however, we recognized a net consolidated income tax expense of R$6.5 million. The main reasons for the difference are as follows: (i) R$110.2 million of losses by subsidiary entities, for which a deferred income tax asset was not recognized on such losses as it is not expected that they will generate future taxable income, and (ii) R$80.3 million gain on investment sale.

NET INCOME/LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS

As a result of the factors described above, our profit (loss) for the period from continuing operations: (i) varied by R$283.0 million, from a loss of R$150.4 million for the six months ended June 30, 2016 to an income of R$132.6 million for the six months ended June 30, 2017; (ii) increased by R$148.4 million, or 78.1%, from a R$190.1 million in 2015 to a R$338.5 million in 2016; and (iii) increased by R$92.1 million, or 94.0%, from R$98.0 million in 2014 to R$190.1 million in 2015.

Of our total loss for the period from continuing operations in 2015, R$4.5 million was attributable to divested operations (Estrans, Azaleia and residual contracts with Petrobras related to Estre O&G), while in 2014, R$44.2 million was attributable to the same divested operations.

NET INCOME/LOSS AFTER INCOME AND SOCIAL CONTRIBUTION TAX FROM DISCONTINUED OPERATIONS

We recorded a loss after income and social contribution tax from discontinued operations of R$0.01 million in 2016.

We recorded a loss after income and social contribution tax from discontinued operations of R$4.5 million in 2015 reflecting the results of operations of our Colombia-based landfill Doña Juana, of which we relinquished control in January 2016 (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Interest in CGR Doña Juana ESP” above.)

We recorded a loss after income and social contribution tax from discontinued operations of R$44.2 million in 2014 representing the results of discontinued operations, of which R$3.9 million was attributable to the net losses of Estre O&G reflecting the results of operations of Estre O&G prior to September 2014 when we transferred these operations to Mr. Wilson Quintella, our founding shareholder (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Estre Oleo e Gas S.A.” above) and R$40.3 million was attributable to the results from our Colombia-based landfill Doña Juana, of which we relinquished control in January 2016 (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Interest in CGR Doña Juana ESP” above.)

NET INCOME/LOSS FOR THE PERIOD

As a result of the factors described above, our loss for the period: (i) varied by R$284.9 million, from a loss of R$150.4 million for the six months ended June 30, 2016 to an income of R$134.5 million for the six months ended June 30, 2017; (ii) increased by R$143.9 million, or 73.9%, from a R$194.6 million in 2015 to a R$338.5 million in 2016; and (iii) increased by R$52.4 million, or 36.8%, from R$142.2 million in 2014 to R$194.6 million in 2015.

Of our total loss for the period in 2015, R$4.5 million was attributable to divested operations (Estrans, Azaleia and residual contracts with Petrobras related to Estre O&G), while in 2014, R$44.2 million was attributable to the same divested operations.

CAPITAL EXPENDITURES

Historically, we have allocated our capital expenditures by balancing replacement and growth needs and expects to continue to do so.

During the six months ended June 30, 2017, we spent R$36.2 million on capital expenditures, representing 5.4% of our revenue from services rendered, of which R$24.0 million was spent on land and implementation of cells on our landfills, R$5.2 million was spent on advances to suppliers for the acquisition of property, plant and equipment, and R$2.0 million was spent on the acquisition of new operating equipment.

In 2016, we spent R$136.4 million on capital expenditures, representing 9.8% of our revenue from services rendered, of which R$83.1 million was spent on ongoing construction projects, R$21.9 million was spent on advances to suppliers in connection with the acquisition of electricity generators, R$12.7 million was spent on the acquisition of new operating equipment, and R$6.5 million was spent on the acquisition of vehicles.

In 2015, we spent R$114.7 million on capital expenditures, representing 8.6% of our revenue from services rendered, of which R$89.4 million was spent on ongoing construction projects, R$11.9 million was spent on the acquisition of new vehicles, and R$3.3 million was spent on the acquisition of new operating equipment.

In 2014, we spent R$85.9 million on capital expenditures, representing 6.6% of our revenue from services rendered, of which R$56.9 million was spent on ongoing construction projects, R$16.4 million was spent on the acquisition of new vehicles, and R$10.2 million was spent on advances to suppliers in connection with the acquisition of electricity generators.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of cash have historically been cash flows from operations, bank borrowings and the proceeds from debt offerings. As of June 30, 2017, we recorded negative working capital (represented by total current assets minus total current liabilities) of R$1,288.7 million and a capital deficiency of R$479.6 million, and as of December 31, 2016, we recorded negative working capital of R$1,365.2 million and a capital deficiency of R$621.2 million. For further information, see notes 1.2 to the Company’s unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 and the consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015, 2014, as well as the emphasis of matter paragraph contained in the respective auditors’ reports thereon, each included elsewhere in this registration statement.

Our negative working capital position as of June 30, 2017 and December 31, 2016 was primarily driven by our significant levels of current indebtedness, coupled with a significant decrease in our cash on hand during recent years. As of June 30, 2017, we had not repaid principal on our existing debentures as required and had suspended interest payments on such debentures. As a result, as of June 30, 2017 and December 31, 2016, the aggregate outstanding amount under both series of debentures were classified as current liabilities on our balance sheet, totaling R$1,785.7 million and R$1,665.6 million, respectively. On August 10, 2017, we entered into a binding facility commitment letter with the Creditors which provided for the restructuring of our existing debentures through a prepayment of US$200 million, a partial debt write-down and the restructuring of our existing debentures and related debt acknowledgment instrument, in connection with and conditioned upon the Transaction. On December 7, 2017, we amended the binding facility commitment letter, pursuant to which the Creditors agreed to amend the required prepayment in connection with the Transaction to a defined range of the repayment of a minimum debt prepayment of US$100 million and a maximum debt prepayment of US$200 million. On December 26, 2017, we paid US$110.6 million to the Creditors and 8.5% of the outstanding balance of the existing debentures and related debt acknowledgment instrument as of that date (including principal and interest) was written off. We then amended and restated the terms of our existing debentures and related debt acknowledgment instrument (the “Refinanced Debt”).

The Debt Restructuring carried out in connection with the Transaction resulted in a substantial debt reduction in our outstanding indebtedness at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet, which has significantly mitigated our negative working capital position and capital deficiency issues. For further information, see “—Key Factors Affecting Our Results of Operations—Restructuring Plan,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt”. In addition, see notes 1.2 to the Company’s unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 and the consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015, 2014, as well as the emphasis of matter paragraph contained in the respective auditors’ reports thereon, each included elsewhere in this registration statement.

In addition, we have concurrently experienced a significant decrease in our free cash flow over the past two years, primarily associated with an increase in our trade accounts receivables from R$531.8 million as of December 31, 2015 to R$736.8 million as of December 31, 2016 and R$818.7 million as of June 30, 2017, mainly resulting from payment delays by our public entity customers as a result of budgetary pressures on Brazilian municipalities during the recent economic downturn in Brazil coupled with the effects of the general elections held in Brazil at the end of 2016 and the resulting seasonal shifts in budgetary priorities. In order to minimize the effects of delayed payments on our operating cash flow, we have generally successfully renegotiated payment terms with our main suppliers and has been able to delay payments, without any additional charges. This is possible as suppliers are aware that our cash availability is dependent on our collection from municipalities.

We believe that our cash balances and cash from operating activities following the Transaction and the Debt Restructuring has provided us with sufficient financial resources to meet our anticipated capital requirements and maturing obligations as they come due.

For information relating to the Registrant’s unaudited pro forma financial information as adjusted to give pro forma effect to the Transaction, see “Unaudited Pro Forma Financial Information”.

CASH FLOW STATEMENTS

The following table sets forth for the periods indicated a summary of our cash flows (which does not consider the impact of the Transaction on our results of operations and financial position):

	For the Six Months Ended June 30		For The Year Ended December 31
	2017	2016	2016	2015	2014
	(in R$ millions)
Cash flow provided by operating activities	51.6	89.2	213.5	240.9	106.0
Net cash (used in) provided by investing activities	(39.7)	(26.9)	(166.7)	(95.8)	601.3
Net cash used in financing activities	(13.4)	(45.1)	(63.5)	(210.4)	(666.9)
(Decrease) increase in cash and cash equivalents	(1.5)	17.2	(16.7)	(65.3)	40.3

Cash Flows Provided by Operating Activities

We generated R$51.6 million of net cash from operating activities during the six months ended June 30, 2017, compared with R$89.2 million during the six months ended June 30, 2016, representing a R$37.6 million decrease. This decrease in operating cash flows despite a net profit of R$134.5 million in the six months ended June 30, 2017 as compared to net losses of R$150.4 million in the six months ended June 30, 2016 mainly reflected our participation in the Brazilian Tax Regularization Program, which corresponded to a R$370.2 million positive impact on our income statement in the six months ended June 30, 2017, without any corresponding positive impact on our cash flow. Excluding this, the decrease in net cash from operating activities was primarily due to (i) the variation in labor payables, from a positive cash effect of R$36.6 million during the six months ended June 30, 2016 to a negative cash effect of R$5.1 million during the six months ended June 30, 2017, due to increased cash payments for salaries and bonus including social charges (liabilities) in the six months ended June 30, 2017, (ii) a R$38.9 million net decrease in cash flow primarily associated with a reduction of provisions recorded for other payable accounts, (iii) a R$34.6 million net increase in cash outflows from trade accounts receivables and (iv) a R$17.9 million net increase in cash flow from other receivables. These effects were partially offset by a (i) R$57.8 million net increase in cash flows from tax liabilities, reflecting a R$53.6 million liability established in connection with our participation in Brazil’s Tax Regularization Program corresponding to disputed amounts for which we had not previously recorded provisions based on their determination that the risk of loss for such liabilities was not probable and (ii) a R$16.1 million net decrease in the balance of advances to suppliers.

We generated R$213.5 million of cash flows from operating activities in 2016, compared with R$240.9 million in 2015, representing a R$27.4 million decrease. The decrease in operating cash flows in 2016 compared to 2015 was due primarily to a R$144.0 million net increase in trade accounts receivable, from R$48.1 million in 2015 to R$192.1 million in 2016, mainly associated with the an increase in overdue payments from certain public entity customers due to the political environment in Brazil related to the municipal elections at the end of 2016. This effect was partially offset by (i) an R$85.8 million net decrease in other receivables mainly associated with the settlement of the accounts receivables from the Azaleia transaction, (ii) a R$20.4 million net increase in trade accounts payable mainly associated with the payment of suppliers, and (iii) a R$12.5 million increase in our net income for the year after income and social contribution taxes, net of the effect of non-cash adjustments, from R$311.8 million in 2015 to R$324.3 million in 2016.

We generated R$240.9 million of cash flows from operating activities in 2015, compared with R$106.0 million in 2014, representing an R$134.9 million increase. The increase in operating cash flows in 2015 compared to 2014 was due primarily to (i) a R$134.0 million increase in our net income for the year after income and social contribution taxes, net of the effect of non-cash adjustments, from R$177.8 million in 2014 to

R$311.8 million in 2015, reflecting mainly the gain of R$236.2 million on the sale of divestitures in 2014 recorded on our income statement in connection with the sale of CDR Pedreira and Essencis, with no corresponding amount in 2015, and (ii) a R$73.0 million net decrease in trade accounts receivable mainly associated with the establishment of agreements with certain public customers to receive past receivables. These effects were partially offset by a R$60.4 million net increase in other receivables mainly associated with accounts receivable generated from the sale of our equity interest in Azaleia in 2014.

Cash Flows Used in Investing Activities

We used R$39.7 million of cash in investing activities during the six months ended June 30, 2017, compared with R$26.9 million during the six months ended June 30, 2016, representing a R$12.8 million increase. The increase in cash used in investing activities was due primarily to (i) a R$37.6 million net decrease in cash derived from marketable securities resulting from the return of funds held in an earn-out escrow account relating to the acquisition of Viva Ambiental following the earn-out period in 2016, and (ii) a R$5.0 million net increase in cash used in the acquisition of intangible assets. These effects were partially offset by a R$22.1 million net decrease in cash used in the acquisition of subsidiaries due an earn-out payment made with funds released from our marketable securities in 2016 relating to the acquisition of Viva Ambiental, without corresponding payments in 2017.

We used R$166.7 million of cash in investing activities in 2016, compared with R$95.8 million in 2015, representing a R$70.9 million increase. This increase in cash used in investing activities was due primarily to (i) a R$53.6 million net increase in cash used in payment for acquisition of subsidiaries mainly associated with earn-out payments made in 2016 relating to the acquisition of Viva Ambiental in 2012, (ii) a R$21.7 million net increase in cash used for the acquisition of fixed assets and (iii) a R$7.6 million net decrease in cash earned from dividends received, mainly associated with the decrease of dividends received from our indirect interest in Unidade de Tratamento de Resíduos—UTR S.A. waste management center due to the process of closing of our activities during 2016. These effects were partially offset by a R$21.7 million increase in cash derived from sales of marketable securities.

We used R$95.8 million of cash in investing activities in 2015, compared with a cash generation of R$601.3 million in 2014, representing a R$697.1 million negative variation. This variation was primarily due to the cash generated by the sale of our ownership interest in our former affiliate CDR Pedreira and Essencis in 2014, which generated a positive cash flow of R$668.0 million in 2014 without a corresponding cash flow in 2015.

Cash Flows Used in Financing Activities

We used R$13.4 million of cash in financing activities during the six months ended June 30, 2017, compared with R$45.1 million during the six months ended June 30, 2016, representing a R$31.8 million decrease. This decrease in cash used in financing activities was due primarily to a (i) R$27.2 million decrease in cash used for payments of loans and financing and debentures, from R$38.5 million during the six months ended June 30, 2016 to R$11.2 million during the six months ended June 30, 2017, and (ii) R$4.5 million decrease in cash used for the payment of interest and financial charges incurred in connection with our loans and financing and debentures, in both cases, mainly resulting from our non-payment of principal and interest on our debentures during the six months ended June 30, 2017.

We used R$63.5 million of cash in financing activities in 2016, compared with R$210.4 million in 2015, representing a R$146.9 million decrease. This decrease in cash used in financing activities was due primarily to (i) a R$161.9 million decrease in cash used in the repayments of loans and financing and debentures, from R$222.5 million in 2015 to R$60.5 million in 2016, primarily resulting from the non-payment of debentures principal and interest during 2016 and the reduction of working capital and equipment debt (FINAME), and (ii) a R$20.6 million decrease in cash used for the payment of interest and financial charges incurred in connection with our loans and financing and debentures. These effects were partially offset by a R$35.6 million decrease in cash proceeds obtained from loans and finance raised, from R$42.2 million in 2015 to R$6.5 million in 2016, reflecting our inability to secure new financing on attractive terms due to our worsened credit profile.

We used R$210.4 million of cash in financing activities in 2015, compared with R$666.9 million in 2014, representing a R$456.5 million decrease. This decrease in cash used in financing activities was due primarily to a R$581.2 million decrease in cash used in payments of loans and financing and debentures, from R$803.7 million in 2014 to R$222.5 million in 2015, due to the higher volume of amortizations in 2014 and the non-payment of principal on our debentures in 2015. These effects were partially offset by a R$140.9 million decrease in cash proceeds obtained from loans and financing raised, from R$183.0 million in 2014 to R$42.2 million in 2015, reflecting our inability to secure new financing on attractive terms due to our worsened credit profile.

INDEBTEDNESS

Overview

As of June 30, 2017, our total financial indebtedness, consisting primarily of outstanding balances on our debentures and, to a lesser extent, other working capital and BNDES loans and financings and finance leases, was R$1,801.6 million, as compared to R$1,692.3 million and R$1,501.4 million as of December 31, 2016 and 2015, respectively. Of these total amounts, 99.9% of our total indebtedness was linked to floating rates as of June 30, 2017 compared to 99.1% and 96.2% as of December 31, 2016 and 2015.

In connection with the Transaction, on December 26, 2017, we repaid US$110.6 million under our existing debentures and related debt acknowledgment instrument to the Creditors, and 8.5% of the outstanding balance of our existing debentures and related debt acknowledgment instrument as of that date (including principal and interest) was written off. We then amended and restated the terms of our existing debentures and related debt acknowledgment instrument. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt.” The Debt Restructuring carried out in connection with the Transaction resulted in a substantial debt reduction in our outstanding indebtedness at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet, which has significantly mitigated our negative working capital position and capital deficiency issues.

Immediately following the Transaction and Debt Restructuring, our total financial indebtedness, consisting primarily of outstanding balances on our debentures and related debt acknowledgment instrument and, to a lesser extent, other working capital and BNDES loans and financings and finance leases, was R$1.3 billion.

Debentures

As of June 30, 2017, the substantial majority of our indebtedness consisted of amounts due under two separate issuances of debentures in 2011 and 2012, respectively, which have been restructured in connection with the Transaction. For more information, see “—Debt Restructuring and Refinanced Debt” below.

First issuance of debentures: on June 27, 2011, we issued debentures in a principal outstanding amount of R$680.0 million exclusively to BTG Pactual, then one of our controlling shareholders. On June 13, 2017, we, Estre Coleta Holding S.A. and BTG Pactual executed a Private Debt Acknowledgment Instrument (Instrumento Particular de Confissão de Dívida) that progressively repealed and replaced the indenture governing our first issuance of debentures, and had substantially the same terms and conditions as those debentures. At the closing of the Transaction, we completed our Debt Restructuring, pursuant to which we partially paid down the outstanding balance of these debentures and related debt acknowledgment instrument, then amended and restated the terms of these debentures and related debt acknowledgment instrument in the total principal amount of their remaining outstanding balance. For additional information, see “—Debt Restructuring and Refinanced Debt.”

Second issuance of debentures: on December 14, 2012, we completed a second issuance of debentures in a principal outstanding amount of R$650.0 million. At the closing of the Transaction, we completed our Debt Restructuring, pursuant to which we partially paid down the outstanding balance of these debentures, then amended and restated the terms of these debentures in the total principal amount of their remaining outstanding balance. For additional information, see “—Debt Restructuring and Refinanced Debt.”

The table below shows the outstanding balance under our debentures and the associated borrowing costs as of the periods indicated:

(in millions of R$)	Immediately After the Transaction(1)	As of June 30, 2017	As of December 31,
			2016	2015
First Issuance of Debentures	722.3	971.8	906.7	773.2
Second Issuance of Debentures	606.1	814.6	761.3	651.5
Borrowing Costs	(0.7)	(0.7)	(2.4)	(7.6)
Total	1,328.3	1,785.7	1,665.6	1,417.1
(1)	As of June 30, 2017, as adjusted to give effect to the Debt Restructuring.

For more information, please see note 11 to the Company’s unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 included elsewhere in this prospectus.

For information relating to the Registrant’s unaudited pro forma financial information as adjusted to give pro forma effect to the Transaction, see “Unaudited Pro Forma Financial Information”.

Debt Restructuring and Refinanced Debt

On August 10, 2017, we entered into a binding facility commitment letter with Itau, BTG Pactual and Santander (the “Creditors”), the holders of our debentures and related debt acknowledgment instrument, which provided for the restructuring of our existing debentures and related debt acknowledgment instrument through the prepayment of US$200 million, a partial debt write-down and the restructuring of the existing debentures, in connection with and conditioned upon the Transaction. On December 7, 2017, we amended the binding facility commitment letter, pursuant to which the Creditors agreed to amend the required prepayment in connection with the Transaction to a defined range of the repayment of a minimum debt prepayment of US$100 million and a maximum debt prepayment of US$200 million.

At the closing of the Transaction, we completed our Debt Restructuring, pursuant to which we used an amount of US$110.6 million from the total cash investments received by us to partially prepay certain of our existing debentures and related debt acknowledgment instrument, each denominated in Brazilian reais, proportionally to the stake each of our Creditors held in the debt represented by the Debentures on the closing date of the Transaction. Upon receipt of such payment by the Creditors, 8.5% of the outstanding balance of our existing debentures and related debt acknowledgment instrument as of the closing date of the Transaction (including principal and interest) was written off.

We then amended and restated the terms of our existing debentures and related debt acknowledgment instrument after the payment of the amount of US$110.6 million and writing off the 8.5% (the “Refinanced Debt”). The Creditors continue to hold the Refinanced Debt in the following proportion: 54.4% to Banco BTG Pactual S.A., 22.8% to Santander and 22.8% to Itaú Unibanco S.A..

The Debt Restructuring carried out in connection with the Transaction resulted in a substantial debt reduction in our outstanding indebtedness at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet, which has significantly mitigated our negative working capital position and capital deficiency issues.

As a result, our total outstanding indebtedness (comprising current and non-current loans and financing and debentures) as of June 30, 2017, as adjusted to give effect to the Debt Restructuring, was approximately R$1.3 billion.

The total amount outstanding under the Refinanced Debt immediately following the Transaction, considering figures as of June 30, 2017, as adjusted to give effect to the Debt Restructuring, was R$1,328.3 million. The Refinanced Debt bears interest at a rate of CDI plus 2.0% per annum, with payments of principal to be repaid semi-annually in 11 installments after a three-year grace period and maturing 8 years after the disbursement date of the Refinanced Debt. Interest payments under the Refinanced Debt will be made semi-annually after a grace period of two years and the interest accrued in the first 18 months will be capitalized and incorporated into the principal of the Refinanced Debt.

The Refinanced Debt is secured by collateral consisting of (i) a lien on all real estate relating to the operational landfills; (ii) a lien on all material subsidiaries controlled, directly or indirectly, by us; (iii) a fiduciary assignment of the remaining balance originated from the foreclosure of liens described in this pargraph; and (iv) corporate guarantees of all material subsidiaries controlled, directly or indirectly, by us. The debt admission instrument related to our first issuance of debentures is also secured by a fiduciary assignment of certain real estate assets owned by us. In addition, the Refinanced Debt will be secured by a fiduciary lien on all of the Company’s common shares as security for the payment of all obligations related to the Refinanced Debt.

The Refinanced Debt contains affirmative and negative covenants customary for facilities of this nature, including, but not limited to, financial covenants (such as net debt to EBITDA ratio and debt service coverage ratio) and negative pledges. In particular, the instruments governing our Refinanced Debt require us to maintain the following financial ratios, which must be measured semi-annually as of June 30 and December 31 of each year, on a Company consolidated basis, starting on December 31, 2018:

•	As of December 31, 2018, the Company’s consolidated annual net debt to EBITDA ratio must be 4.0x or less;
•	As of December 31, 2019 and subsequent fiscal year-ends, the Company’s consolidated annual net debt to EBITDA ratio must be 3.5x or less;
•	For three consecutive semi-annual periods starting in 2019 and thereafter, the Company’s consolidated net debt to EBITDA ratio must be 3.0x or less;
•	If the Company’s net debt to EBITDA ratio is above 2.8x as of any measurement date, then our debt service coverage ratio must be at least 1.2x; and
•	If the Company’s consolidated net debt to EBITDA ratio is 2.8x or less as of any measurement date, then the Company’s consolidated debt service coverage ratio must be at least 1.0x.

For purposes of our Refinanced Debt, net debt is calculated as the Company’s consolidated loans and financing and debentures, accounts payable for periods greater than 60 days related to asset acquisitions, declared but unpaid dividends, other accounts payable (including tax installment accounts but excluding trade accounts payable), indebtedness with related parties, derivatives, finance leases and personal guarantees or other credit exposures, less cash and cash equivalents. EBITDA is calculated as the Company’s consolidated net income plus taxes, finance income (expenses), and depreciation, amortization and depletion, for the trailing twelve months. Debt service coverage ratio is a measure of our cash flow available to pay our current debt obligations, calculated in accordance with a formula stated in the instruments governing our Refinanced Debt.

The Refinanced Debt also contain events of default customary for facilities of this nature.

Loans and Financing Agreements

The table below shows the interest rates and the outstanding balances of our loans and financing agreements as of the dates indicated (which does not consider the impact of the Transaction on our results of operations and financial position).

	Index and Interest Rate per year	As of June 30, 2017	As of December 31,
			2016		2015
	(%)	(in millions of R$)
Working capital loan	CDI + Interest from 7%	—	—	30.4
Working capital loan	IPC + Interest from 7%	—	2.4	6.7
BNDES FINAME(1)	TJLP + Interest from 1% to 12.9%	11.0	18.5	45.7
Leases(2)	CDI + Interest from 3.86%/ Interest from 9.90% to 23,27%	4.9	5.8	0.1
Financing Agreement with International Finance Corporation	CDI + Interest from 4.25%	—	—	1.4
Total current		9.9	16.7	64.1
Total non-current		6.1	10.0	20.2
Total		16.0	26.7	84.3
(1)	Lending program through the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES. FINAME loans are guaranteed by the leased item as well as separate other shareholder guarantees.
(2)	Financial leases are guaranteed by the leased item.

Financing Agreements with BNDES

We have historically been able to secure attractive financing for the acquisition of a significant portion of our fleet of heavy equipment and machinery, including our collection and transfer trucks, as well as for certain other investments in infrastructure such as the development of new landfills through loans from the FINAME program administered by BNDES on terms that were generally more favorable than those offered by commercial banks in Brazil.

As of June 30, 2017, we were party to 92 financing contracts funded by BNDES under its FINAME program. These contracts have an average term of 60 months and a standard grace period of six months for the payment of principal. Following the applicable grace period, payments are due monthly. The loans under our FINAME financings bear interest at rates indexed to TJLP, plus a spread ranging from 1.0 to 16.5 per annum. The assets purchased with proceeds of the financing secure our obligations under the contracts, which are also guaranteed by promissory notes or by our controlling shareholders. As of June 30, 2017, the total outstanding balance of our FINAME financings was R$11.0 million.

As a result of deteriorating macroeconomic conditions in Brazil and the Brazilian government’s consequent struggle to rebalance its public accounts amid an escalating political and economic crisis, the FINAME program was subject to material adjustments starting in 2014 pursuant to which the overall funding available under the programs was reduced and the interest rates available through the programs were increased. As a result, we can no longer rely on BNDES funding to support the acquisition of new heavy equipment and machinery and the attractive interest rates offered through such financing. Accordingly, we must seek other sources of funding for acquisition of equipment, including leasing arrangements.

Working Capital Loans

Working capital loans do not represent a significant portion of our indebtedness due to our recent inability to successfully obtain working capital loans on acceptable terms as a consequence of our high leverage and corresponding credit risk.

Financing Agreement with the International Finance Corporation

On June 19, 2009, we entered into a financing arrangement with the International Finance Corporation, or IFC, establishing a line of credit in the amount R$40.0 million, bearing interest at a rate of CDI plus 4.25% per annum. On the same date, IFC provided an additional financing agreement for a line of credit in Euros, equivalent to a total of US$4.5 million to bear interest at a rate of 15% per annum. In 2015, we defaulted on our payments under our financings with IFC and, as a result, settled all outstanding amounts with IFC in full on January 2016.

Contractual Obligations

The table below presents the maturity schedule of our main contractual obligations as of December 31, 2016 (which does not consider the impact of the Transaction on our results of operations and financial position).

		As of December 31, 2016
	1 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
		(in millions of R$)
Finance Leases(1)	1.6	4.1	—	—	5.8
Payments under Loans and Financing (other than debentures)	5.3	13.3	—	—	18.5
Payments under Debentures(2)	1,668.0	—	—	—	1,668.0
Tax Liabilities(3)	8.1	24.3	24.3	49.4	106.0
Operating Lease(4)	12.5	16.7	—	—	29.2
Total	1,695.5	58.4	24.3	49.4	1,827.5
(1)	Consists of finance leases of machinery and equipment, which are collateralized by a security interest on the leased asset.
(2)	Does not consider our Debt Restructuring carried out in connection with the Transaction, which resulted in a substantial debt reduction in our outstanding indebtedness at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet. For additional information, see “—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt.”
(3)	Consists of the payment of tax debt in installments regarding Brazilian Tax Regulation Program.
(4)	Consists of the operating lease of machinery and equipment.

Off-Balance Sheet Arrangements

As of and in the six months ended June 30, 2017, our principal off-balance sheet arrangements were as follows.

•	The Company is a full, unconditional guarantor under 16 bank surety bonds obtained by Estaleiro Rio Tietê Ltda. from Banco ABC Brasil S.A., in a total amount of approximately R$19.7 million, in connection with our commitment to construct 16 river barges. These guarantees are set to expire on March 28, 2018, but are expected to be renewed on an annual basis so long as the river barges are being constructed.
•	The Company is a full, unconditional guarantor under US$9.0 million short-term bridge loan obtained by Attend from CIFI. As of June 30, 2017, the total amount outstanding under this loan was R$30.5 million. This guarantee is expected to be converted into a bond issued by Attent to CIFI, which will be guaranteed by the Company.
•	The Company is an unconditional guarantor of up to 37.65% of the outstanding amount under a series of debentures issued by Loga. As of June 30, 2017, the total amount outstanding under these debentures was R$50.8 million. This guarantee is set to expire on May 15, 2020.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, changes in the prices of fuel and credit risk in relation to the potential of default by our customers in their payment of billed amounts, which is particularly heightened in an adverse macroeconomic scenario. We do not enter into derivatives for risk management purposes. We do not have any financings, revenues, or costs and expenses denominated in currencies other than reais. Therefore, while we are generally impacted by macroeconomic factors in Brazil, we are not directly impacted by currency exchange fluctuations. Uncertainties that are either non-financial or not quantifiable, such as political, economic, tax or other regulatory risks, are not included in the following assessment of our market risks.

Credit Risk

Credit risk refers to the risk of a counterparty not performing on its contractual obligations to us, which would lead us to incur financial losses. Customer credit risk is managed by each business segment, subject to our procedures, policies and controls. In an adverse macroeconomic scenario as has been ongoing in Brazil since 2014, the risk of customer default is heightened. Specifically with respect to our public entity customers, periods of economic slowdown tend to exert greater budgetary pressures on municipalities as government revenues decrease. In accordance with industry practice in Brazil, we seek to reduce credit risk by issuing invoices only after formal approval is given by the customer.

For information on our trade accounts receivable policy, see “—Key Factors Affecting Our Results of Operations—How We Generate Revenue—Summary of Our Trade Accounts Receivable Policy”, and for more information on our policy relating to allowances for doubtful accounts, see “—Critical Accounting Policies and Estimates—Allowance for doubtful accounts.”

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations subject to variable interest rates. We are exposed to interest rate risk in connection with certain of our investments, accounts payable for acquisition of investments, loans and financing and, most significantly, our debentures and related debt acknowledgment instrument. For additional information, see “Risk Factors—Risks Related to Brazil—We are exposed to variations in interest rates, which may have adverse effects on us.”

We conducted a sensitivity analysis of the interest rate risks to which our financial instruments are exposed as of June 30, 2017. For this analysis, we adopted as a probable scenario for the future interest rates according to quotations obtained from B3 S.A. of 8.75% for CDI interest rates and 7% for TJLP interest rates. When estimating an increase or decrease in current interest rates by 25% and 50%, finance income (costs) would be impacted as follows (without considering the impact of the Transaction on our results of operations and financial position):

		Scenarios
Transaction	Interest Rate Risk	Current Exposure	Decrease by 50%	Decrease by 25%	Probable rate	Increase by 25%	Increase by 50%
		(in millions of R$)
Loans and financing
Finame	TJLP variation	(11.0)	(0.4)	(0.2)	(0.7)	0.2	0.4
Leasing	CDI variation	(4.9)	(0.2)	(0.1)	(0.4)	0.1	0.2
Accounts payable for investment acquisition	CDI variation	(6.8)	(0.3)	(0.1)	(0.5)	0.1	0.3
Debentures	CDI variation	(1,785.7)	(65.9)	(32.9)	(131.8)	32.9	65.9
Net financial liabilities			(66.7)	(33.3)	(133.4)	33.3	66.7

Fuel Price Risk

We are subject to risks associated with diesel fuel prices in relation to our fleet of collection and transfer trucks as part of our Collections & Cleaning Services segment. However, we do not have any hedging or derivative instruments in place to mitigate these risks.

We purchase fuel from a number of distributors in Brazil, principally from Ipiranga Produtos de Petróleo S.A., pursuant to one year renewable contracts providing us with generally more attractive pricing than we could otherwise obtain in the open market.

Our diesel fuel contract with Ipiranga provides for the purchase and delivery of a minimum of 33.6 million liters of diesel fuel per year at a fixed price, with prices being adjusted on an yearly basis. Fuel delivery takes place upon request by us.

Liquidity Risk

Liquidity risk, in the context of our operations, can be defined as the possibility of us failing to meet our obligations in connection with our principal financial liabilities due to insufficient liquid funds, especially with respect to the balance of interest and principal on our loans and financings, debentures, tax liabilities, trade accounts receivable and other accounts payable. In order to manage cash liquidity, we analyze various variables and scenarios regarding future payables or receivables, and our treasury department monitors our liquidity and associated risks daily. When managing our cash flow, we focus on: (i) preserving the value of invested capital, (ii) keeping a liquidity level appropriate to the commitments we have assumed and (iii) obtaining an appropriate return of the investment portfolio.

As of June 30, 2017, we recorded negative working capital (represented by total current assets minus total current liabilities) of R$1,288.7 million and a capital deficiency of R$483.6 million, and as of December 31, 2016, we recorded negative working capital of R$1,365.2 million and a capital deficiency of R$621.2 million. Our Debt Restructuring has resulted in substantial debt reduction at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet, which we believe has mitigated our negative working capital position and capital deficiency issues. For further information, see “—Key Factors Affecting Our Results of Operations—Restructuring Plan,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt”. In addition, see notes 1.2 to the Company’s unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 and the consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015, 2014, as well as the emphasis of matter paragraph contained in the respective auditors’ reports thereon, each included elsewhere in this registration statement.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The Registrant’s unaudited pro forma financial information as of June 30, 2017 and for the year ended December 31, 2016 and the six months ended June 30, 2017 was derived from the Company’s consolidated financial statements as of and for the six months ended June 30, 2017 and for the year ended December 31, 2016, as adjusted to give pro forma effect to the Transaction.

On December 21, 2017, we completed our (1) Pre-Closing Restructuring, pursuant to which the holders of the Company’s common shares contributed their Company common shares to us in exchange for an aggregate of 27,001,886 ordinary shares, and the Company as a result became our indirectly-owned subsidiary (in addition, 1,983,000 of our ordinary shares were issued to the Employee Compensation Entity immediately prior to the closing of the Merger), and (2) the Merger with Estre USA, pursuant to which Estre USA became our partially-owned subsidiary, which is referred to herein as the Merger. For additional information, see “Summary of the Prospectus—Recent Developments—Pre-Closing Restructuring and The Merger”).

Also on December 21, 2017, we issued 15,438,000 of our ordinary shares and 3,748,600 warrants to purchase ordinary shares at US$11.50 per share to certain institutional investors unaffiliated with us pursuant to a private investment in public equity, which we refer to as the PIPE Investment. For more information on the PIPE Investment, see “Summary of the Prospectus—Recent Developments—PIPE Investment” and “Description of Share Capital—PIPE Investment Registration Rights” and “Shares Eligible for Future Sale—PIPE Investment Registration Rights”.

As a result of the Merger and the PIPE Investment, we received a total US$139.9 million cash investment, (comprising US$11.2 million from existing shareholders of Estre USA that did not redeem their public shares in connection with the Merger, and US$128.7 million from the proceeds of the sale of our ordinary shares to PIPE Investors), out of which US$110.6 million was applied to reduce certain of our indebtedness pursuant to a simultaneous Debt Restructuring, coupled with a partial debt writedown and the refinancing of the balance of the debentures and related debt acknowledgment instrument through the amendment and restatement of the terms of such instruments with new terms. For more information, see “Summary of the Prospectus—Recent Developments—Debt Restructuring” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt”.

Prior to the Transaction, the Registrant had limited or no assets, operations or activities. The Registrant was incorporated to become the holding entity of the Company to effect the Transaction. The Transaction was accounted for as a reorganization and recapitalization transaction. Accordingly, the financial statements presented in this prospectus are those of the Company and its consolidated subsidiaries. The Registrant continues not to have any assets other than its indirect and direct equity interests in the Company and Estre USA.

The unaudited pro forma statement of financial position as of June 30, 2017 is based on the historical unaudited interim consolidated statement of financial position of the Company, appearing elsewhere in this prospectus, and gives effect on a pro forma basis to the Transaction as if it had been consummated on June 30, 2017. The unaudited pro forma statements of profit or loss for the six month period ended June 30, 2017 and for the fiscal year ended December 31, 2016 are based on the historical consolidated statements of profit or loss of the Company, appearing elsewhere in this prospectus, and give effect on a pro forma basis to the Transaction as if it had been consummated on January 1, 2016.

The pro forma adjustments reflect:

•	the receipt by the Registrant of R$37.1 million (US$11.2 million) from existing shareholders of Estre USA that did not redeem their public shares in connection with the Merger;
•	the receipt by the Registrant of R$425.6 million (US$128.7 million) from the gross proceeds of the sale of 15,438,000 of our ordinary shares and 3,748,600 warrants to purchase ordinary shares to certain institutional investors unaffiliated with us pursuant to the PIPE Investment;
•	the payment of R$366.0 million (US$110.6 million) used to partially repay certain of our indebtedness pursuant to the Debt Restructuring, which was repaid using the net proceeds from the transactions referred to above;

•	the write-off of 8.5% of the outstanding balance of our existing debentures and related debt acknowledgment instrument as of such date (including principal and interest), totaling R$91.5 million (US$27.7 million), and reclassification of the remaining balance of debentures and related debt as non-current;
•	payment of R$96.7 million (US$29.2 million) in fees and expenses in connection with the Transaction; and
•	the reduction in financial expense as a result of the Debt Restructuring is reflected in the unaudited pro forma statements of profit or loss.

The unaudited pro forma financial information do not reflect the combination of the balance sheet or the results of operations of Estre USA, as the effect of such combination is deemed immaterial.

The existing Estre USA warrants to subscribe for Estre USA shares became warrants to subscribe for ordinary shares of the Registrant, at an exercise price of US$11.50 per share. The ordinary shares issuable upon the exercise of the Registrant’s warrants have not been included in the calculation of pro forma capital stock and pro forma diluted earnings per share, as such warrants are out of the money. In addition, in relation to the Company’s stock option plan, upon consummation of the Transaction, the 142,698 options outstanding were not exchanged for options in the Registrant’s shares and their original terms were not amended. When the options are exercised, the Company will issue shares or cash for an amount of approximately R$0.9 million. As such, the potential exercise of the Company’s stock options has not been considered in the unaudited pro forma financial information.

The Registrant’s unaudited pro forma financial information should be read in conjunction with the accompanying notes. In addition, the unaudited pro forma financial information was based on and should be read in conjunction with the following historical financial statements and the accompanying notes thereto, prepared in accordance with IFRS, which are included in this prospectus:

•	the historical unaudited interim consolidated financial statements of the Company for the six-month period ended June 30, 2017 and the related notes; and
•	the historical audited consolidated financial statements of the Company for the year ended December 31, 2016 and the related notes.

Unless otherwise indicated, amounts in this section are presented in thousands of reais or thousands of U.S. dollars (as indicated).

The unaudited pro forma financial information is for informational purposes only. It does not purport to indicate what the financial position or operating results of the Company would have been had the Transaction been completed on the assumed date or for the periods presented. In addition, the unaudited pro forma financial information does not purport to project the future financial position or operating results of the Registrant. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma financial information.

Below are the Registrant’s pro forma financial information and related notes thereto which give pro forma effect to the Transaction:

Unaudited Pro Forma Statement of Financial Position
as of June 30, 2017

(In thousands of reais)

		Pro forma adjustments
	Historical Company Financial Statements	Pre-Closing Restructuring, Merger and PIPE Investment	Note	Debt Restructuring	Note	Pro forma
ASSETS
Current assets
Cash and cash equivalents	29,536	365,968	(A)/(B) (D)	(365,968)	(C)	29,536
Marketable securities	27	—		—		27
Trade accounts receivable	798,761	—		—		798,761
Inventories	8,843	—		—		8,843
Taxes recoverable	134,703	—		—		134,703
Other current assets	35,803	—		—		35,995
Total current assets	1,007,673	365,968		(365,968)		1,007,673
Noncurrent assets
Marketable securities	3	—		—		3
Related parties	12,060	—		—		12,060
Trade accounts receivable	19,975	—		—		19,975
Taxes recoverable	4,341	—		—		4,341
Prepaid expenses	2,491	—		—		2,491
Deferred taxes	37,652	—		—		37,652
Other receivables	14,406	—		—		14,406
Investments	102,608	—		—		102,608
Property, plant and equipment	689,825	—		—		689,825
Intangible assets	554,876	—		—		554,876
Total non-current assets	1,438,237	—		—		1,438,237
Total assets	2,445,910	365,968		(365,968)		2,445,910

The accompanying notes are an integral part of the unaudited pro forma financial information.

Unaudited Pro Forma Statement of Financial Position
as of June 30, 2017

(In thousands of reais)

		Pro forma adjustments
	Historical Company Financial Statements	Pre-Closing Restructuring, Merger and PIPE Investment	Note	Debt Restructuring	Note	Pro forma
LIABILITIES AND EQUITY
Current liabilities
Loans and financing	9,884	—		—		9,884
Debentures	1,785,712	—		(1,785,712)	(C)	—
Provision for landfill closure	7,820	—		—		7,820
Trade accounts payable	106,547	—		—		106,547
Labor payable	102,636	—		—		102,636
Tax liabilities	226,410	—		—		226,410
Accounts payable from acquisition of investments	6,816	—		—		6,816
Loans from related parties	3,054	—		—		3,054
Advances from customers	3,584	—		—		3,584
Accounts payable from land acquisition	6,336	—		—		6,336
Other liabilities	15,288	—		—		15,288
	2,274,087	—		(1,785,712)		488,375
Obligations relating to discontinued operation	22,289	—		—		22,289
Total current liabilities	2,296,376	—		(1,785,712)		510,664
Noncurrent liabilities
Loans and financing	6,051	—		—		6,051
Debentures	—	—		1,328,252	(C)	1,328,252
Provision for landfill closure	90,395	—		—		90,395
Provision for legal proceedings	167,841	—		—		167,841
Provision for investments losses	185	—		—		185
Tax liabilities	170,715	—		—		170,715
Deferred taxes	162,867	—		—		162,867
Accounts payable from land acquisition	5,109	—		—		5,109
Other liabilities	25,949	—		—		25,949
Total non-current liabilities	629,112	—		1,231,570		1,957,364
EQUITY
Capital	108,104	365,968	(A)/(D)	—		474,072
Capital reserve	750,025	—		—		750,025
Other comprehensive income	1,667	—		—		1,667
Treasury shares	(37,403)	—		—		(37,403)
Accumulated losses	(1,314,466)	—		91,492	(C)	(1,222,974)
	(492,073)	365,968		91,492		(34,613)
Non-controlling interest	12,495	—		—		12,495
Total equity	(479,578)	365,968		91,492		22,118
Total liabilities and equity	2,445,910	365,968		(462,650)		2,445,910

The accompanying notes are an integral part of the unaudited pro forma financial information.

Unaudited Pro Forma Statement of Profit or Loss
for the Six-Month Period Ended June 30, 2017

(In thousands of reais, except for loss per share)

	Historical Company Financial Statements		Debt Restructuring	Note	Pro forma
Revenue from services rendered		671,405	—			671,405
Costs of services		(477,597)	—			(477,597)
Gross profit		193,808	—			193,808
Operating income (expenses)
General and administrative expenses		(154,896)	—			(154,896)
Selling expenses		6,336	—			6,336
Share of profit of an associate		2,338	—			2,338
Other operating income (expenses), net		17,994	—			17,994
Profit before finance income and expenses		65,580	—			65,580
Finance expenses		(316,024)	37,793	(AA)		(278,231)
Finance income		5,770	—	(E)		5,770
Loss before income and social contribution taxes		(244,674)	37,793			(206,881)
Current income and social contribution taxes.		(4,279)	—	(BB)		(4,279)
Deferred income and social contribution taxes		381,558	—	(BB)		381,558
Profit for the period from continuing operations		132,605	37,793			170,398
Weighted average number of shares (in thousands)		108,104	(56,917)			51,187
Basic and diluted profit from continuing operations for the period attributable to ordinary equity holders of the parent (in reais)	R$	1.227			R$	3.329 (1)
(1)	For the year ended December 31, 2016 and six month period ended June 30, 2017, the pro forma basic and diluted earnings per share from continuing operations are the same as the effect of the potential exchange of the 28,250,000 Estre USA warrants for Ordinary Shares of the Registrant, has not been included in the diluted earnings per share amount since the exercise price of the dilutive securities has been in excess of the average price for Estre USA’s stock since Estre USA’s initial public offering and, as such, the warrants are deemed to be out of the money. The warrant exercise price is US$11.50 and the Estre USA stock price prior to the completion of the Transaction had not historically deviated significantly from US$10.00 per share.

The accompanying notes are an integral part of the unaudited pro forma financial information.

Unaudited Pro Forma Statement of Profit or Loss
for the Year Ended December 31, 2016

(In thousands of reais, except for loss per share)

	Historical Company Financial Statements		Debt Restructuring	Ref.	Pro forma
	(BB)
Revenue from services rendered		1,393,033	—			1,393,033
Cost of services		(1,015,824)	—			(1,015,824)
Gross profit		377,209	—			377,209
Operating income (expenses)
General and administrative expenses		(231,932)	—			(231,932)
Selling expenses		10,495	—			10,495
Share of profit an associate		10,152	—			10,152
Other operating (expenses) income, net		(69,219)	—			(69,219)
Profit before finance income and expenses		96,705	—			96,705
Finance expenses		(383,650)	86,388	(AA)		(297,262)
Finance income		53,622	—	(E)		53,622
Loss before income and social contribution taxes		(233,323)	86,388			(146,935)
Current income and social contribution taxes		(55,435)	—	(BB)		(55,435)
Deferred income and social contribution taxes		(49,755)	—	(BB)		(49,755)
Loss for the year from continuing operations		(338,513)	86,388			(252,125)
Weighted average number of shares (in thousands)		108,104	(56,917)			51,187
Basic and diluted loss from continuing operations for the period attributable to ordinary equity holders of the parent (in reais)	R$	(3.131)			R$	(4.926	)(1)
(1)	For the year ended December 31, 2016 and six month period ended June 30, 2017, the pro forma basic and diluted earnings per share from continuing operations are the same as the effect of the potential exchange of the 28,250,000 Estre USA warrants for Ordinary Shares of the Registrant, has not been included in the diluted earnings per share amount since the exercise price of the dilutive securities has been in excess of the average price for Estre USA’s stock since Estre USA’s initial public offering and, as such, the warrants are deemed to be out of the money. The warrant exercise price is US$11.50 and the Estre USA stock price prior to the completion of the Transaction had not historically deviated significantly from US$10.00 per share.

The accompanying notes are an integral part of the unaudited pro forma financial information.

Notes to the Unaudited Pro Forma Financial Information

1. Basis of Pro Forma Presentation

The unaudited pro forma statement of financial position as of June 30, 2017, is based on the unaudited consolidated historical statement of financial position of the Company, included elsewhere in this prospectus, and gives effect on a pro forma basis to the Transaction as if it had closed on June 30, 2017.

The unaudited pro forma statements of profit and loss for the six-month period ended June 30, 2017 and for the year ended December 31, 2016, are based on the historical consolidated statements of profit or loss of the Company, included elsewhere in this prospectus, and give effect on a pro forma basis to the Transaction as if it had closed on January 1, 2016.

Under IFRS the Transaction was recorded as a recapitalization in substance. This determination was primarily based on the Company comprising the ongoing operations of the Registrant and the Company’s senior management comprising the senior management of the Registrant.

The consolidated historical financial statements have been adjusted in the unaudited pro forma financial information to give pro forma effect to events which are: (1) directly related to the Transaction; (2) factually supportable; and (3) with regard to the unaudited pro forma statement of profit or loss, have a continuous impact on results of operations. The unaudited pro forma financial information does not reflect the impact of any possible revenue improvements or cost reduction initiatives that may be carried out after the completion of the Transaction.

2. Adjustments to the Unaudited Pro Forma Statement of Financial Position

(A) Capital structure:

Number of the Registrant’s Ordinary Shares issued(1)		45,636,732
Number of the Registrant’s Class B Shares issued		5,550,000
Total number of shares issued by the Registrant		51,186,732
Gross proceeds (US$ thousand)	$	US139,858
Less transaction costs (US$ thousand)		(29,227)
Net proceeds (US$ thousand)	$	US110,631
Gross proceeds (R$ thousand, converted at R$3.308 per US$1.00)	R$	462,649
Less transaction costs (R$ thousand)		(96,682)
Net proceeds (R$ thousand)	R$	365,968
(1)	Includes Ordinary Shares to be held by the Employee Compensation Entity immediately prior to the closing of the Transaction.

(B) Cash contributed to the Registrant—reflects the cash proceeds received by the Registrant as a result of the Merger and the PIPE, as follows:

Description	Adjustments	(in thousands of reais)
Proceeds from the Merger	A	37,075
Proceeds from the PIPE	A	425,575
Payment of Transaction costs	D	(96,682)
Cash contributed to the Registrant		365,968

(C) Debt restructuring—reflects the partial debt repayment of the Company’s debentures which had a carrying value of R$1,786,454 as of June 30, 2017, for R$365,968 (US$110,631 at a rate of R$3.308 per US$1.00), in cash, in addition to a partial debt write-off of R$91,492 of the principal amount of the debentures, as agreed between Estre and the Creditors on December 7, 2017. This results in a pro forma debenture balance of R$1,328,252 as of June 30, 2017, all classified as non-current. See “Debt Restructuring—Debt Restructuring and New Debt” elsewhere in this prospectus for further information.

Notes to the Unaudited Pro Forma Financial Information

2. Adjustments to the Unaudited Pro Forma Statement of Financial Position  (Continued)

Set forth below is a summary of the pro forma impact to the statement of financial position as of June 30, 2017, taking into consideration the partial debt prepayment.

Creditor	Historical balance	Partial debt write-off	Partial debt repayment	Pro forma balance
Banco BTG Pactual S.A.	892,857	(49,772)	(199,086)	643,999
Banco Itaú S.A.	446,427	(20,860)	(83,441)	342,126
Banco Santander (Brasil)	446,428	(20,860)	(83,441)	342,127
Total (principal and interest)	1,785,712	(91,492)	(365,968)	1,328,252

(D) Payment of Transaction Costs—reflects the cash payment of transaction costs in connection with the Transaction. A breakdown of such costs is set forth below:

Description	(in thousands of reais)
Deferred underwriting fees	30,683
Investment banking and financial advisory services	2,830
Legal agreements, due diligence and issuance record	21,709
Accounting, financial reporting, printing and other	41,459
Total	96,682

3. Adjustments to the Unaudited Pro Forma Statements of Profit or Loss

(AA) Reduction of finance expenses—to reflect the pro forma reduction in finance expenses as a result of the Debt Restructuring.

The pro forma reduction in finance expenses was calculated assuming that the part of the debenture balance was repaid on January 1, 2016, as follows:

Description	Debenture balance
Historical balance as of January 1, 2016	1,424,662
Partial debt write off	(91,492)
Partial debt prepayment	(365,968)
Total pro forma debenture balance (principal and interest) as of January 1, 2016	967,202
Pro forma interest for the year ended December 31, 2016	158,042
Total pro forma debenture balance (principal and interest) as of January 1, 2017	1,125,244

The pro forma interest expense recalculated on the debt balance as of January 1, 2016, of R$967,202, was at the interest rate of CDI plus a spread of 2.00% per annum, which for the year ended December 31, 2016 was an average rate of 16.06% p.a. and for the six month period ended June 30, 2017 was an average rate of 13.20% p.a.

Notes to the Unaudited Pro Forma Financial Information

3. Adjustments to the Unaudited Pro Forma Statements of Profit or Loss  (Continued)

Set forth below is a detail of the calculation of the pro forma finance expense for the six-month period ended June 30, 2017 and for the year ended December 31, 2016.

For the six-month period ended June 30, 2017

Profit and loss account	Historical consolidated statement of profit or loss	Pro forma adjustment	Pro forma
Interest on loans/debentures	(118,370)	37,793	(80,577)
Other financial expenses	(197,654)	—	(197,654)
Total	(316,024)	37,793	(278,231)

For the year ended December 31, 2016

Profit and loss account	Historical consolidated statement of profit or loss	Pro forma adjustment	Pro forma
Interest on loans/debentures	(244,430)	86,388	(158,042)
Other financial expenses	(139,220)	—	(139,220)
Total	(383,650)	86,388	(297,262)

(BB) Pro forma current and deferred income and social contribution taxes—the Company’s indebtedness which is partially repaid in connection with the Transaction is held in Estre Ambiental S.A., the parent company of the operating companies consolidated by Estre Ambiental S.A., which reported tax losses and no current income and social contribution tax expense for the year ended December 31, 2016 and the six month period ended June 30, 2017. The amounts recorded as an expense for current income and social contribution taxes in the Company’s consolidated statement of profit and loss relate entirely to other subsidiaries of Estre, and not to Estre Ambiental S.A. Therefore, the current income tax effect on the pro forma adjustment (AA), above, has not been calculated as Estre Ambiental S.A. will continue reporting tax losses on a pro forma basis for the periods presented, even after giving effect to the Debt Restructuring and reduction of financial expenses.

MANAGEMENT

Our Management

Executive Officers and Directors

Board of Directors

Our board of directors is a decision-making body responsible for formulating and monitoring the implementation of the general guidelines and policies for our business, including our long-term strategies. Our board of directors is responsible, among other things, for appointing and supervising our executive officers and appointing our independent auditors.

Our board of directors is comprised of 11 directors, 10 of whom have been appointed to date. At least a majority of our directors qualify as independent directors under the rules promulgated by NASDAQ.

Our Memorandum and Articles provides for a board of directors that is divided into three classes, each of which serves for a staggered term of three years. At each annual meeting of shareholders, a class of directors is elected for a three-year term to succeed the same class whose term is then expiring. Although we have not yet designated which directors belong in each of the staggered classes, we expect to do so in the near future.

Our Memorandum and Articles provide that the number of directors, who will be no less than one member, may be increased or decreased from time to time by a resolution of the board of directors. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation, or removal. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. When the number of directors is increased or decreased, the board of directors will determine the class or classes to which the increased or decreased number of directors will be apportioned. This classification of our board of directors may have the effect of delaying or preventing changes in control in us.

Each of our executive officers will serve at the discretion of the board of directors and will hold office until his or her earlier resignation or removal.

The following table sets forth our directors. The corporate address for our directors is Avenida Presidente Juscelino Kubitschek, 1830, Tower I, third floor, Vila Nova Conceição, São Paulo, SP 04543-900, Brazil.

Name	Age	Position
Directors
Andreas Yutaka Gruson	48	Chairman of the Board of Directors
Robert Boucher, Jr.	52	Director
Richard Burke	53	Director
Ricardo Pelúcio	60	Director
John Morris, Jr.	48	Director
Sergio Pedreiro	51	Director
Dr. Klaus Pohle	83	Director
Stephen Trevor	53	Director
Fábio Pinheiro	57	Director
Gesner Oliveira	61	Director

Andreas Yutaka Gruson

Andreas Y. Gruson is a partner of Industrial Advisory Services, LLC, a private equity sponsor and operational and strategic advisor to companies in the environmental services industry globally. Mr. Gruson is an Operating Partner at H.I.G. Capital Management, LLC and the managing member of EcoPower Solutions, LLC. Since 2014, Mr. Gruson has served as Executive Chairman of Compology, Inc., a hardware and software company which builds the only dynamic routing and waste volume monitoring system designed specifically for the environmental services industry. Mr. Gruson has been a director at the Company since 2016. Since 2011, Mr. Gruson has been a partner, director and member of the Strategic Planning Committee of Grupo Sala, the leading environmental services company in Colombia. From 2004 to 2007, Mr. Gruson was Chairman and CEO of Regus Industries, LLC, a solid waste logistics and disposal company based in the Northeastern United States.

From 1998 to 2003, Mr. Gruson was at UBS where he started and headed the Industrial and Environmental Services investment banking practice. From 1995 to 1998, Mr. Gruson worked in the Industrial Products & Services investment banking group at Deutsche Bank Securities. Mr. Gruson holds a Master of Business Administration from Columbia Business School and a Bachelor’s degree from the University of Pennsylvania. Mr. Gruson is a founding director of Squash Urbano Colombia, a non-profit organization focused on bettering the lives and futures of underprivileged children in Colombia through a rigorous combination of educational tutoring and squash.

Robert Boucher, Jr.

Mr. Boucher has served as president and Chief Executive Officer of Wheelabrator Technologies, Inc. since 2015, where he is responsible for providing the strategic vision for Wheelabrator as well as the management and growth of our fleet energy-from-waste facilities, independent power plants and monofills. Mr. Boucher previously served as the Chief Executive Officer and Executive Director of Transpacific Industries Group Ltd., a publicly traded waste management business in Australia, from October 2012 to June 2015. Prior to Transpacific, Mr. Boucher served as Executive Vice President of operations for Republic Services, Inc. Mr. Boucher joined Republic in 2010 as area president before progressing to region president in 2011, managing operations generating in excess of US$2 billion annually. Mr. Boucher has worked across the U.S. waste management industry for more than 20 years, serving in senior executive positions with Synagro Technologies, Inc., and management roles with Waste Management and American Waste Systems. Mr. Boucher holds a postgraduate degree from Maine’s Bridgeton Academy.

Richard Burke

Mr. Burke is the Chief Executive Officer of Advanced Disposal, Inc. Prior to assuming the role of Chief Executive Officer, Mr. Burke served as Advanced Disposal’s President where he was responsible for mergers and acquisitions, purchasing, risk management, human resources and strategic planning. Mr. Burke joined Advanced Disposal following the acquisition of Veolia Environmental Services Solid Waste in November 2012. Mr. Burke had served as President and Chief Executive Officer of Veolia Environmental Services North America since 2007. Mr. Burke began his employment with Veolia in 1999 as the area manager for Southeast Wisconsin and served as regional vice president for the Eastern and Southern markets until he was appointed Chief Executive Officer. As Chief Executive Officer, Mr. Burke was responsible for leading Veolia Environmental Services’ operation in the U.S. and Canada. Prior to joining Veolia, Mr. Burke spent 12 years with Waste Management in a variety of leadership positions. Mr. Burke currently serves on the Board of the Environmental Research and Education Foundation and holds a bachelor’s degree from Randolph Macon College.

Ricardo Pelúcio

Mr. Pelúcio has served as President of Attend Ambiental since 2015, and previously served as a board member of the Company from 2013 to 2016. Prior to joining us, Mr. Pelúcio served as General Manager of Continental Grain Co in Portugal and Brazil from 1984 to 1997; Vice President of the Portuguese Grain Association; President and Vice President of the Brazilian Grain Association and the European Grain Confederation. He served as manager of the soy meal division of Interbras – Petrobras Comercio Internacional from 1979 to 1984. Mr. Pelúcio also served as board member in certain of our subsidiaries from 2013-2015.

John Morris, Jr.

Mr. Morris has served as Senior Vice President of operations of Waste Management since July 2012, overseeing several areas of the business ranging from performance management to strategic acquisitions. He started at Waste Management in 1994 as a frontline manager and has occupied a range of senior leadership roles during his tenure, including serving in a number of field-based positions, such as Vice President of the Greater Mid Atlantic. He was also previously Waste Management’s Chief Strategy Officer. Mr. Morris is an advisor to EnerTech Capital and a member of the boards of directors of Swire Waste Management and High Mountain Fuels. Mr. Morris holds a bachelor’s degree from Rutger’s University.

Sergio Pedreiro

Sérgio Pedreiro joined us in 2011 as a director and became our chief executive officer in 2015. Mr. Pedreiro has more than 20 years of experience in international finance and business administration. Prior to joining us, Mr. Pedreiro was the chief financial officer of America Latina Logística S.A. from 2002 to 2008, which is listed on the B3 stock exchange and was the largest publicly traded cargo railroad in Brazil. From 2009 to 2014, Mr. Pedreiro was the CFO of Coty, the global beauty company with US$8 billion in yearly revenues. Coty is headquartered in New York, and Mr. Pedreiro was Coty’s Chief Financial Officer during its initial public offering in mid-2013 in which the offering raised approximately US$ 1 billion and the company listed on the NYSE. From 2016 to 2017, Mr. Pedreiro served on the board of directors of Advanced Disposal Inc., a U.S.-based waste management company with US$1.4 billion in yearly revenues. During Mr. Pedreiro’s time on Advanced Disposal Inc.’s Board, the U.S.-based waste company conducted its initial public offering in 2016 in which the offering raised approximately US$350 million and the company listed on the NYSE. Mr. Pedreiro began his career as a business consultant at McKinsey & Company in Brazil and was also previously an intern at Goldman Sachs in New York. Mr. Pedreiro received his bachelor of science degree in Aeronautical Engineering from Instituto Tecnológico de Aeronautica in Brazil, and also holds an MBA degree from Stanford University. In addition, Mr. Pedreiro has been an associate partner of BTG Pactual since April 2014.

Dr. Klaus Pohle

Dr. Pohle is a professor of business administration at Berlin Institute of Technology, and also serves as a director of the Labelux Group GmbH (Switzerland). Dr. Pohle served as a director of Sanofi-Aventis from 2004 until 2015 where he was chairman of the audit committee. Dr. Pohle also served as a director and chairman of the audit committee of Coty Inc. Dr. Pohle served as President of the supervisory board (in 2008) and Vice-President of the supervisory board of Hypo Real Estate Holding AG, Munich (Germany), and as a member of the supervisory board of DWs Investment GmbH (Germany) from 2005-2009. From 2003 to 2005 Dr. Pohle served as Chairman of the German Accounting Standards Board and before that was deputy Chief Executive Officer and Chief Financial Officer of Schering AG from 1981 to 2003. From 1966 to 1980, Dr. Pohle held several positions within the BASF Group. Dr. Pohle holds a doctorate in law from the University of Frankfurt, a doctorate in economics from Berlin University and a LLM from Harvard University. Dr. Pohle is a citizen of Germany.

Stephen S. Trevor

Mr. Trevor is a Portfolio Manager focused on private debt, private equity and distressed for control investments. Prior to joining Avenue in 2012, Mr. Trevor was a Managing Director at Morgan Stanley, a member of the Firm’s Management Committee and Global Co-Head of the Firm’s Merchant Banking Division and Private Equity Group. Mr. Trevor joined Morgan Stanley in 2007 from Goldman Sachs, where he was a Managing Director in the Principal Investment Area, Co-Heading its Industrials Investing effort, and was a member of the Investment and Operating Committees. He joined Goldman Sachs’ New York office in 1992, working in Energy and Power. In 1994, Mr. Trevor moved to Hong Kong and worked first in Corporate Finance and then in the Real Estate Principal Investment Area. From 1999 to 2004, Mr. Trevor was based in London and led Goldman Sachs Capital Partners’ investing activities in Germany. He became a Managing Director at Goldman Sachs in 1999 and a Partner in 2002. He served on the Board of Directors for various Goldman Sachs portfolio companies including Berry Plastics Corporation, Capmark Financial Group, Cobalt International Energy, L.P., Cognis, Deutsche Kabel, Messer Griesheim Holding, Wincor Nixdorf, and others. Mr. Trevor holds a B.A. from Columbia College and an M.B.A. from Harvard Business School. He was a member of the United States Olympic Fencing Teams in 1984 and 1988.

Fábio Pinheiro

Mr. Fábio Pinheiro has 18 years of investment banking experience as a partner and managing director at Banco Pactual and Banco UBS Pactual, responsible for M&A and capital market transactions in several industries. In 2009, has founded and managed an entrepreneurial project in the frozen food industry, which was sold in 2017. Mr. Pinheiro is currently an independent board member at Lojas Renner S.A., Banco Pan S.A., and Itsseg Seguros Inteligentes S.A. Fabio holds a bachelor’s degree in electrical engineering from the University of Brasilia (1982) and an MBA in finance from Indiana University (1992).

Gesner Oliveira

Mr. Oliveira is partner of GO Associados and Professor of Economics at Getúlio Vargas Foundation. Mr. Oliveira has been certified as an independent board member by the Brazilian Institute of Corporate Governance, has been a member of the Board of CESP, Sabesp, Caixa Econômica and Varia. He is currently a member of the Board of Directors of Braskem, Usiminas, Igua and Econservation. His previous positions include being the CEO of Sabesp – Companhia de Saneamento Básico do Estado de São Paulo (2007-2010), one of the largest water and sewage utilities companies in the world; President of CADE, Brazil’s antitrust authority (1996-2000); Deputy Secretary for Economic Policy (1993-1995), Secretary for Economic Monitoring (1995), both at the Ministry of Finance. He holds a PhD in Economics from the University of California, Berkeley, and is a Professor of Economics at Fundação Getúlio Vargas (São Paulo). He has published several books and articles in national and international journals.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our board of directors has established an audit committee. Members serve on this committee until the earliest of (1) the moment they cease to be a director, (2) their resignation, (3) the majority of our board of directors favorably votes for a change in the composition of the audit committee, and (4) as otherwise determined by our board of directors. Our audit committee must be comprised of at least three members.

The members of our audit committee are as follows: Klaus Pohle, Robert Boucher, Jr. and Fabio Pinheiros.

Dr. Klaus Pohle satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Each member of the audit committee will be independent to the extent required under the applicable rules and regulations of the SEC and NASDAQ. Our audit committee oversees the accounting and financial reporting processes and the audits of financial statements.

The audit committee is responsible for, among other things:

•	selecting our independent auditor, approving related fees and terminating our relationship with our independent auditor at the committee’s discretion;
•	pre-approving audit and non-audit services permitted to be performed by the independent auditor;
•	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and us;
•	reviewing with the independent auditor any audit problems or difficulties and management’s response, as well as resolving any disagreements between management and the independent auditor regarding financial reporting;
•	reviewing and discussing annual and quarterly financial statements with management and the independent auditor;
•	reviewing management’s reports;
•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
•	reviewing the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;
•	assessing and monitoring risk exposures, as well as the policies and guidelines to risk management process;
•	reviewing all related-party transactions on an ongoing basis;
•	periodically reviewing and reassessing the adequacy of the audit committee charter;
•	any other matters that are specifically delegated to the audit committee by our board of directors from time to time;

•	periodically meeting with management, internal audit team and the independent auditors, separately; and
•	reporting regularly to the full board of directors.

Compensation Committee

The compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee has overall responsibility for evaluating and making recommendations to our board of directors regarding our compensation plans, policies and programs. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our compensation committee must be comprised of at least three members.

The members of our compensation committee are as follows: Stephen Trevor, John Morris and Ricardo Pelucco.

Each of the members of our compensation committee meet all independent requirements under the applicable rules and regulations of the SEC and NASDAQ.

The compensation committee is responsible for, among other things:

•	establishing and annually reviewing a general compensation policy for us;
•	managing our employee benefit plans and determining the directors, officers and employees eligible to participate in any of these plans;
•	approving increases in directors’ fees and increases in salaries paid to executive officers;
•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, chief financial officer and other executive officers and key employees, evaluating their performance in light of those goals and objectives, and approving their compensation level based on this evaluation; and
•	determining any long-term incentive component of compensation.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become members of the board of directors and in determining the composition of the board and our committees. Our nominating and corporate governance committee must be comprised of at least three members.

The members of our nominating and corporate governance committee are as follows: Gesner Oliveira, Stephen Trevor and Richard Burke.

Each of the members of our nominating and corporate governance committee meet all independence requirements under the applicable rules and regulations of the SEC and NASDAQ.

The nominating and corporate governance committee is responsible for, among other things:

•	developing and annually reviewing criteria for selection of members of our board of directors and our committees;
•	actively seeking individuals qualified to become members of our board of directors;
•	reviewing and approving our Code of Ethics on an annual basis;
•	monitoring compliance with our Code of Ethics; and
•	reviewing and expressing our opinion about potential conflicts of interest among members of the board of directors and us.

Executive Officers

The following table sets forth our executive officers. The corporate address for our executive officers is Avenida Presidente Juscelino Kubitschek, 1830, Tower I, third floor, Vila Nova Conceição, São Paulo, SP 04543-900, Brazil.

Name	Age	Position
Executive Officers
Sergio Pedreiro	52	Chief Executive Officer
Fabio D’Avila Carvalho	47	Chief Financial Officer
André Luis Lima Meira	47	Chief Operating Officer of the Collection Business Unit
Alexandre Ferreira Bueno	40	Chief Operating Officer of the Landfill Business Unit
Thiago Fernandes	33	Chief Operating Officer of the C&I Business Unit
Julio Cesar de Sá Volotão	44	General Counsel and Head of Human Resources
Marcello D’Angelo	51	Vice President of Communications

Sergio Pedreiro

Sérgio Pedreiro joined us in 2011 as a director and became our chief executive officer in 2015. Mr. Pedreiro has more than 20 years of experience in international finance and business administration. Prior to joining us, Mr. Pedreiro was the chief financial officer of America Latina Logística S.A. from 2002 to 2008, which is listed on the B3 stock exchange and was the largest publicly traded cargo railroad in Brazil. From 2009 to 2014, Mr. Pedreiro was the CFO of Coty, the global beauty company with US$8 billion in yearly revenues. Coty is headquartered in New York, and Mr. Pedreiro was Coty’s Chief Financial Officer during its initial public offering in mid-2013 in which the offering raised approximately US$ 1 billion and the company listed on the NYSE. From 2016 to 2017, Mr. Pedreiro served on the board of directors of Advanced Disposal Inc., a U.S.-based waste management company with US$1.4 billion in yearly revenues. During Mr. Pedreiro’s time on Advanced Disposal Inc.’s Board, the U.S.-based waste company conducted its initial public offering in 2016 in which the offering raised approximately US$350 million and the company listed on the NYSE. Mr. Pedreiro began his career as a business consultant at McKinsey & Company in Brazil and was also previously an intern at Goldman Sachs in New York. Mr. Pedreiro received his bachelor of science degree in Aeronautical Engineering from Instituto Tecnológico de Aeronautica in Brazil, and also holds an MBA degree from Stanford University. In addition, Mr. Pedreiro has been an associate partner of BTG Pactual since April 2014.

Fabio D’Avila Carvalho

Mr. Carvalho became our chief financial officer on January 1, 2018. Mr. Carvalho holds an engineering from ITA—Instituto Tecnológico de Aeronáutica and a degree from University of Chicago Booth School of Business. Mr. Carvalho served as CFO of the Brazilian television network Sistema Brasileiro de Televisão. Prior to SBT, he served as CEO and IRO for logistics, distribution and transportation services provider Tegma Gestão Logística S.A., following his promotion from CFO. Previously, Mr. Carvalho was a senior executive at Latin America’s largest publishing and printing company Abril S.A., serving in positions of increasing responsibility, including as the CFO, Chief Information Officer and Investor Relations Officer of Abril Educação and as CFO of Abril Media. His previous experiences include leadership roles at Banco Fibra S.A., Banco BVA S.A., ABN Amro Bank Inc., and Banco Pactual S.A.

André Luis Lima Meira

André Luis Lima Meira is the chief operating officer of our Collections and Cleaning Segment. Mr. Meira holds a civil engineering degree and a specialization in quality management from the Universidade Católica de Pernambuco and an MBA with focus on environmental matters from the Fundação Getúlio Vargas. Mr. Meira has previously acted in the Waste Management sector at Atto Engenharia and Delta Construções.

Alexandre Ferreira Bueno

Alexandre Ferreira Bueno is the chief operating officer of our Landfill segment. Mr. Bueno holds a law degree from the Universidade Católica Dom Bosco and an MBA degree from the University of Pittsburgh. Mr. Bueno was previously the director of operations at Brado Logística and worked at América Latina Logística for over 10 years.

Thiago Fernandes

Thiago Fernandes is the chief operating officer of our C&I operations. Mr. Fernandes holds a bachelor’s degree in business administration from Centro Universitário Nove de Julho and an MBA from the Pontifícia Universidade Católica de São Paulo. Mr. Fernandes joined us in 1999 having held positions such as operational manager and collections superintendent.

Julio Cesar de Sá Volotão

Julio Cesar de Sá Volotão is our general counsel and human resources director. Mr. Volotão holds a law degree from the Universidade de São Paulo and a specialization degree in tax law from the Instituto de Estudos Tributários. Mr. Volotão also holds an LLM in banking and finance from the University of London and an executive MBA degree from FIA Business School. Prior to joining us, Mr. Volotão headed the legal department at Grupo Ecorodovias and also worked at Clifford Chance LLP’s London office.

Marcello D’Angelo

Marcello D’Angelo is our vice president of communications. Mr. D’Angelo holds a bachelor’s degree in journalism from the Pontifícia Universidade de São Paulo and a specialization degree in strategic business management from the Fundação Getúlio Vargas. Mr. D’Angelo was the founder and general director of the BandNews FM broadcasting radio station. Mr. D’Angelo was also the former communication director at Grupo Telefônica Brasil, Walmart, Embraer, Usiminas and Camargo Corrêa.

Foreign Private Issuer Exemptions

We are considered a “foreign private issuer” under the securities laws of the United States and the rules of NASDAQ. Under the applicable securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. We intend to take all necessary measures to comply with the requirements of a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules of which were adopted by the SEC and NASDAQ as listing standards and requirements. Under NASDAQ’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, NASDAQ permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of NASDAQ. Accordingly, our shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of NASDAQs corporate governance requirements.

In addition, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements. For further details, see “Risk Factors—Risks Related to Our Ordinary Shares—As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and may follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers.”

EXECUTIVE COMPENSATION

Management Compensation

Our executive officers are entitled to compensation consisting of a fixed and a variable component. The monthly fixed compensation paid to our management is based on market practices and consists of twelve monthly payments per year. Such amounts is subject to annual adjustment at the discretion of the Board. The variable component consists of bonus, restricted stock units and restricted stock options, in line with market practice.

Short-term variable compensation is based on our overall and individual targets that, if reached, entitle the officer to an annual bonus adjusted to reflect our overall performance as well as individual performance. The targets will be established at the beginning of the year based on our strategic plan. The main performance indicators considered for purposes of variable compensation are revenue growth, Adjusted EBITDA, and cash flow. On the other hand, our long-term variable compensation involve the grant of restricted stock units and restricted stock options. In addition, our officers receive benefits in line with market practices, which include medical, dental and life insurance as well as other minor perquisites consistent with company size and respective officer position.

The aggregate compensation paid to our key management personnel for the six months ended June 30, 2017 was R$9.9 million, excluding stock options.

Employment Agreements

Our executive officers and the members of our board of directors are not parties to employment agreements or other contracts providing for benefits upon the termination of employment.

Stock Option Plans

2017 Omnibus Plan

On December 21, 2017, our existing shareholder adopted the 2017 Omnibus Equity Incentive Plan, or 2017 Plan, which will provide for the issuance of share options, share appreciation rights, restricted shares, restricted share units, and other share-based and cash-based awards. Options granted under the 2017 Plan may be an incentive stock option (or ISO, as described in Section 422 of the Code) or an option that does not qualify as an ISO (or Nonstatutory Option). Each option agreement must specify whether the Option is an ISO or a Nonstatutory Option. The purposes of the 2017 Plan are to provide an additional incentive to certain of our employees, directors, independent contractors and consultants whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to us, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts we expect will result in our long-term growth and profitability.

Eligibility. Pursuant to the 2017 Plan, our employees, members of our board of directors and independent consultants or contractors are generally eligible to participate in the 2017 Plan, determined by the plan administrator. However, only our employees are eligible to receive grants of ISOs. In addition, if at any time the 2017 Plan becomes subject to 162(m) of the Code, then no “covered employees” (within the meaning of Section 162(m) of the Code) shall be granted any share-based award in excess of 200,000 ordinary shares during any fiscal year or cash based awards in excess of US$1,500,000. Furthermore, no participant who is a non-employee member of our board of directors shall be granted awards in any consecutive 12-month period in respect of ordinary shares having a fair market value of more than 500,000.

Shares Available Under the Plan. The 2017 Plan is currently limited to the issuance of 5% of our issued share capital upon consummation of the Transaction, which corresponded to 576,337 ordinary shares, less the number of ordinary shares that are held by the Employee Compensation Entity (see “Employee Compensation Entity” below). Any amount available for issuance under the 2017 Plan may be issued pursuant to the exercise of ISOs. If any ordinary shares subject to an award are forfeited, cancelled, exchanged or surrendered, or if an Award otherwise terminates or expires without a distribution of shares to the grantee, such shares shall again be available for awards under the Plan (except any such shares surrendered or withheld as payment of exercise price and/or withholding taxes, or any shares repurchased by us with the proceeds from any exercise or purchase under the 2017 Plan, which shall not be available for regrant under the 2017 Plan).

Terms of Awards. In general, our board of directors (or its delegate) determines, with respect to each award granted, among other terms, the vesting schedule, exercisability and exercise price (as applicable), expiration date, treatment on change of control or other corporate transaction, treatment on termination and expiration date, which will be set forth in an award agreement to be entered into with each grantee.

Employee Compensation Entity

On December 21, 2017, we issued 1,983,000 ordinary shares to our Employee Compensation Entity. Certain of our employees, and other service providers received on December 21, 2017 and may receive in the future equity in the Employee Compensation Entity that are generally subject to vesting and other conditions that were imposed by their award agreements and the governing documents of the Employee Compensation Entity. Such equity interests will entitle such employees and other service providers to receive the economic benefit of a ratable portion of the ordinary shares held by the Employee Compensation Entity.

2015 Stock Option Plan

As part of our restructuring efforts, on September 15, 2015, at the Company’s special general shareholders’ meeting, the Company’s the shareholders approved a stock option plan on a one time basis with the specific objective of retaining a small number of key management personnel, while we addressed our poor performance by way of the restructuring, with the effect of resolving leadership uncertainties. The plan was first introduced to the relevant participants in 2013 but was not formally put in place until 2015.

Participants in the stock option plan have an option to purchase common shares in the Company, allowing them to participate in the Company’s long-term achievements through share ownership, with the aim of stimulating alignment with and commitment to achieving the Company’s corporate strategies and goals.

The participants in the Company’s stock option plan were selected by the board of directors at the special general shareholders’ meeting. Grants under the Company’s stock option plan provide the holder with the right to acquire one common share at an exercise price of R$0.925.

The total shares authorized to be granted under the stock option plan are limited to 3.3% of the Company’s share capital as of the date of this prospectus. The stock option plan is not open for new participants and does not allow for additional grants to be awarded to the participants of the plan. In addition, the options under the stock option plan may be exercised within 11 years from the date the participant executes their stock option agreement, but the three year vesting period for participants went back to the later of when the plan was introduced in 2013 and when the relevant participant joined the Company.

The Company’s stock option plan consists of three vesting periods:

•	Completion of one full year as an employee of the Company. At the end of this vesting period, 34% of the options will be granted and available to be exercised;
•	Completion of two full years as an employee of the Company. At the end of this vesting period, 33% of the options will be granted and available to be exercised; and
•	Completion of three full years as an employee of the Company. At the end of this vesting period, 33% of the options will be granted and available to be exercised.

The awards and payments under the restructuring incentive plan were separate from the normal compensation of the participants as employees of the Company, which was then and has continued to be comprised of salary plus bonus, with the bonus based primarily on the employee’s performance and attainment of certain goals.

As of June 30, 2017, a total of 2,996 options have been exercised equaling a total value of R$24,055. All stock options that were exercised were cash settled; therefore, no new shares were issued.

As a result of the Transaction, our 2015 stock option plan has been replaced by our 2017 Plan. Stock options granted under our 2015 stock option plan will be exercisable into early 2018.

DESCRIPTION OF SHARE CAPITAL

General

The Registrant is a Cayman Islands exempted company with limited liability. Its affairs are governed by our Memorandum and Articles and the Companies Law.

The Registrant’s authorized share capital is US$30,000 consisting of 294,450,000 ordinary shares, par value US$0.0001 per share and 5,550,000 Class B Shares of par value US$0.0001 per share. As of the date of this prospectus, there were 45,636,732 ordinary shares issued and outstanding, and 5,550,000 Class B Shares issued and outstanding, and 28,249,999 issued and outstanding warrants to purchase our ordinary shares.

Our ordinary shares and warrants are currently listed on the NASDAQ under the symbols “ESTR” and “ESTRW,” respectively.

Shares

General

All of the issued and outstanding ordinary shares and Class B Shares are fully paid and non-assessable. Certificates (to the extent any are issued) representing the issued and outstanding ordinary shares and Class B Shares are generally not issued and legal title to the issued shares is recorded in registered form in the register of members. Holders of ordinary shares and Class B Shares have no pre-emptive, subscription, redemption or conversion rights. Moreover, holders of Class B Shares have no right to receive dividends and no right to participate in surplus assets in a winding up.

Register of Members

We must keep a register of members in accordance with the Companies Law, and there shall be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. The register of members will be immediately updated to record and give effect to the issue of shares by us. Once the register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of the company, the person or member aggrieved (or any member of the company or the company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Issue of Shares

Subject to the Memorandum and Articles and the rules of the Designated Stock Exchange, our board of directors may allot, issue, grant options over or otherwise dispose of shares with or without preferred, deferred or other rights or restrictions, whether in regard to dividend or other distribution, voting, return of capital or otherwise, and to such persons, at such times and on such other terms as they think proper. The issuance of any such shares is subject to and cannot adversely affect the rights of any of our existing shareholders.

Dividends

The holders of ordinary shares are entitled to such dividends as may be declared by the board of directors, subject to the Companies Law and the Memorandum and Articles. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of our lawfully available funds for such purpose. Dividends and other distributions will be distributed among the holders of ordinary shares on a pro rata basis; except that, if any share is issued on terms providing that it shall rank for dividend as from a particular date, then that share will rank for dividend accordingly.

Voting rights

Each ordinary share and each Class B Share entitles the holder to one vote on all matters upon which the holders are entitled to vote. Voting at any general meeting is by show of hands, unless voting by way of poll demanded by the chairman of the board of directors or any shareholder present in person or by proxy.

A quorum required for a general meeting requires the presence in person or by proxy of persons holding in aggregate not less than one-third in nominal value of all shares issued by us.

A special resolution will be required for important matters such as our merger or consolidation, reduction of our capital or any capital redemption reserve fund, change of name or making changes to our Memorandum and Articles or our voluntary winding up.

An ordinary resolution of our shareholders requires the affirmative vote of a simple majority of the votes cast at a quorate general meeting, while a special resolution requires the affirmative vote of at least two-thirds of the votes cast at a quorate general meeting. Any action required or permitted to be taken at our general meeting may not be taken by resolution in writing of the shareholders.

Variation of rights of shares

All or any of the rights attached to any class of our shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not we are being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by our board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Transfer of Ordinary Shares

Any shareholder may transfer all or any of his or her ordinary shares or Class B Shares by an instrument of transfer in the usual or common form or any other form prescribed by the Designated Stock Exchange or as otherwise approved by the board of directors. The transferor shall be deemed to remain the holder of such ordinary shares or Class B Shares until the name of the transferee is entered in the register of members.

In addition, the Memorandum and Articles prohibit the transfer of shares in breach of the applicable rules of the SEC and federal and state securities laws of the U.S.

Redemption of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by a special resolution of our shareholders. We may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our Memorandum and Articles. Under the Companies Law, the redemption or repurchase of any share may be paid out of a company’s profits or a share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or, if so authorized by our Memorandum and Articles, out of capital if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (i) unless it is fully paid-up, (ii) if such redemption or repurchase would result in there being no shares in issue, or (iii) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Call on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum as the resolution prescribes;
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
•	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;
•	sub-divide our existing shares into shares of a smaller amount than that fixed by our Memorandum and Articles or into shares without par value; and
•	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law and our Memorandum and Articles, our shareholders may by special resolution reduce our share capital and any capital redemption reserve.

Liquidation

On our winding up, if the assets available for distribution among our shareholders shall be insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. If the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise.

Directors

Appointment and removal

Our management is vested in a board of directors. Our Memorandum and Articles provide that there shall be a board of directors consisting of no less than one (1) director, provided that the directors may increase or decrease the limits on the number of directors. Our board of directors currently consists of of ten (10) directors and had no vacancy.

The directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively, with as nearly equal a number of directors in each group as possible. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. director nominees shall be elected by an ordinary resolution in accordance with our Memorandum and Articles at each of our annual general meetings to fill the seats of those directors whose terms expire at such annual general meeting and the persons to stand for election at each of our annual general meetings shall be nominated by the directors, after consultation with the nominating and corporate governance committee (if such committee is established). At the 2018 annual general meeting, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three (3) years. At the 2019 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2020 annual general meeting, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting.

Any and all vacancies in the board of directors, including, without limitation, by reason of an increase in the size of the board of directors, or the death, resignation, disqualification or removal of a director, will be filled solely and exclusively by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any director so appointed shall hold office until the expiration of the term of the class of directors in which the new directorship was created or the vacancy occurred or until his or her earlier death, resignation or removal.

A director may be removed from office by the shareholders by special resolution only for “cause” (as defined in our Memorandum and Articles).

The board of directors will determine the class or classes to which any increased or decreased number of directors will be apportioned, provided that no decrease on the number of directors shall shorten the term of any incumbent director.

Indemnity of directors and officers

Our Memorandum and Articles provide that the board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s actual fraud or willful default.

Registration Rights

For a description of certain obligations that the Registrant has entered into relating to the filing with the SEC of registration statements for the registration of securities under the Securities Act, see:

•	“Business—Certain Agreements and Transactions—PIPE Subscription Agreements;”
•	“Business—Certain Agreements and Transactions—Registration Rights and Lock-Up Agreement;” and
•	“Business—Certain Agreements and Transactions—Warrant Agreement.”

Share Put Option Agreement

Angra currently holds a put option in respect of the shares of the Company (or, if Angra exercises its Contribution Option, the ordinary shares of the Registrant). See “Business—Certain Agreements and Transactions—Share Put Option Agreement.”

MARKET PRICE OF AND DIVIDENDS ON SECURITIES AND RELATED SHAREHOLDER MATTERS

Market Information

In connection with consummation of the Transaction, the holders of Estre USA’s public shares were permitted to elect to redeem their public shares for cash. Holders of 35,886,555 public shares of Estre USA elected redemption at a price of approximately $10.07 per share, resulting in aggregate redemption payments of approximately $361.2 million.

Following consummation of the Transaction, our ordinary shares and warrants began trading on NASDAQ under the symbols “ESTR” and “ESTRW,” respectively. The following table shows, for the periods indicated, after the consummation of the Transaction on December 21, 2017, the high and low sales prices per share of our ordinary shares and our warrants as reported by NASDAQ.

	Ordinary Shares		Warrants
Quarter Ended	High	Low	High	Low
Year ended December 31, 2017
Fourth quarter (from December 22, 2017)	$11.01	$8.58	$0.75	$0.80

Year ending December 31, 2018
First quarter (through January 22, 2018)	$9.50	$8.39	$0.75	$0.65

We do not believe that presenting the historic trading price of Estre USA’s securities would be helpful to investors. The price of such securities traded based on cash held by Estre USA as a special purpose acquisition company, and substantially all of the former holders of its public shares redeemed their securities for cash upon consummation of the Transaction.

Dividends

We have not paid any cash dividends on our ordinary shares to date. Other than as disclosed elsewhere in this prospectus, we currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on our ordinary shares in the near future. The declaration and payment of any dividends in the future will be determined by our board of directors in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, applicable law and contractual restrictions. See “Description of Share Capital—Dividends.”

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of:

•	each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding share capital;
•	each of our current directors and executive officers; and
•	all of our current directors and executive officers as a group.

Beneficial ownership has been determined as of January 22, 2018. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days have been included. These shares, however, were not deemed outstanding for the purpose of computing the percentage ownership of any other person. The beneficial ownership information set forth in the table below is based upon information contained in certain filings made with the SEC or provided to us on or prior to the date of this prospectus.

As of the date of this prospectus, we have 45,636,732 ordinary shares issued and outstanding and 5,550,000 Class B Shares issued and outstanding.

The only principal shareholders whose beneficial ownership will change as a result of the resale of the ordinary shares registered hereby are BTG Pactual G7 Holding S.A and Avenue Boulevard Co-Investment Vehicle LLC. See also “Selling Shareholders.”

	Shares Beneficially Owned Prior to this Offering				Shares Beneficially Owned After this Offering
Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares	Number of Class B Shares	Percentage of Class B Shares	Number of Ordinary Shares	Percentage of Ordinary Shares	Number of Class B Shares	Percentage of Class B Shares
5% or Greater Shareholders
BTG Pactual G7 Holding S.A.(1)	20,259,638	44.4%	—	—	20,062,197	44.0%	—	—
Avenue Boulevard Co-Investment Vehicle, LLC(2)	14,188,600	28.7%	—	—	3,748,000	7.3%	—	—
Boulevard Acquisition Sponsor II, LLC(3)	5,851,365	11.4%	5,027,258	90.6%	5,851,365	11.4%	5,027,258	90.6%
Cygnus Asset Holding Ltd.(4)	2,709,756	5.9%	—	—	2,709,756	5.9%	—	—
Directors and Executive Officers(5)
Andreas Yutaka Gruson(6)	—	—	200,000	3.6%	—	—	200,000	3.6%
Robert Boucher, Jr.	—	—	—	—	—	—	—	—
Richard Burke	—	—	—	—	—	—	—	—
Ricardo Pelúcio	—	—	—	—	—	—	—	—
John J. Morris, Jr.	—	—	—	—	—	—	—	—
Sergio Pedreiro	—	—	—	—	—	—	—	—
Dr. Klaus Pohle	—	—	—	—	—	—	—	—
Stephen S. Trevor	—	—	—	—	—	—	—	—
Fabio Pinheiro	—	—	—	—	—	—	—	—
Gesner Oliveira	—	—	—	—	—	—	—	—
Fabio D’Avila Carvalho	—	—	—	—	—	—	—	—
Andre Luis Lima Meira	—	—	—	—	—	—	—	—
Alexandre Ferreira Bueno	—	—	—	—	—	—	—	—
Thiago Fernandes	—	—	—	—	—	—	—	—
Júlio César de Sá Volotão	—	—	—	—	—	—	—	—
Marcello D’Angelo	—	—	—	—	—	—	—	—
All directors and executive officers as a group (16 persons)	—	—	200,000	3.6%	—	—	200,000	3.6%
Others
Estre Ambiental Employee SPV, Inc.(7)	1,983,000	3.9%	—	—	1,983,000	3.9%	—	—
(1)	BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia (“BTG Pactual FIP”) owns 9,097,026 of our ordinary shares. BTG Pactual FIP is managed by BTG Pactual Gestora de Recursos Ltda. (the “BTG Manager”). BTG Manager is

a direct or indirect wholly-owned subsidiary of Banco BTG Pactual S.A. Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior (“FIP Turquesa”) owns 1,089,453 of our ordinary shares. FIP Turquesa is managed by BTG Manager. Iron Fundo de Investimento em Participacoes — Multiestrategia Investimento no Exterior (“FIP Iron”) owns 197,441 of our ordinary shares. FIP Iron is managed by BTG Manager. Banco BTG Pactual S.A. owns 9,875,718 of our ordinary shares. Banco BTG Pactual S.A. is directly controlled by BTG Pactual Holding S.A. (“Holding”) which in turn is directly controlled by G7. As a consequence, G7 is the indirect controller of Banco BTG Pactual S.A. Accordingly, the foregoing entities may be deemed to share voting and dispositive power over 20,259,638 of our ordinary shares. The principal business address of each of the foregoing entities except Holding is Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil. The principal business address of Holding is Av. Brigadeiro Faria Lima, 3477, 14th Floor, Itaim Bibi, City and State of São Paulo, 04538-133, Brazil. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13D filed with the SEC on January 2, 2018.

(2)	Represents (i) 10,440,000 of our ordinary shares and (ii) warrants to purchase 3,748,600 of our ordinary shares held by Avenue Boulevard Co-Investment Vehicle LLC (“Avenue Boulevard Co-Investment”). The warrants are exercisable within 60 days of the date of this prospectus subject to the terms of the warrants. Avenue Boulevard Co-Investment is a Cayman Islands limited liability company for which Avenue Capital Management II, L.P. acts as the administrative manager. Avenue Boulevard Co-Investment serves as an investment vehicle for certain advisory clients of EnTrustPermal Partners Offshore LP (“EPOLP”) and its affiliated advisory entities. EPOLP is a Delaware limited partnership with offices at 375 Park Avenue, New York, New York 10152 and may be deemed to have voting and dispositive power over our ordinary shares and warrants held by Avenue Boulevard Co-Investment. EPOLP and its affiliated advisory entities are members of the EnTrustPermal group of companies, which itself is ultimately owned 65% by Legg Mason Inc. and 35% by Gregg S. Hymowitz and entities controlled by him. The business address of Avenue Boulevard Co-Investment is 399 Park Avenue, 6th Floor, New York, NY 10022. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on January 10, 2018.
(3)	The number and percentage ordinary shares represents private placement warrants to purchase 5,851,365 of our ordinary shares held by Boulevard Acquisition Sponsor II, LLC (“Boulevard Sponsor”). The private placement warrants are exercisable within 60 days of the date of this prospectus subject to the terms of the private placement warrants. The managers of Boulevard Sponsor are Marc Lasry, Sonia E. Gardner and Stephen S. Trevor, who exercise voting and dispositive control over our Class B Shares and private placement warrants held by Boulevard Sponsor in their capacities as managers of Boulevard Sponsor. Accordingly, they may be deemed to share beneficial ownership of such shares and warrants. Mr. Lasry, Mr. Trevor and Ms. Gardner disclaim beneficial ownership of these shares and warrants except to the extent of their pecuniary interest therein. The business address of each of the foregoing persons and entities above is 399 Park Avenue, 6th Floor, New York, NY 10022.
(4)	Cygnus Asset Holding Ltd. is beneficially owned by Wilson Quintella Filho. The business address of Mr. Quintella is c/o Rua Jesuíno Arruda, 797, room 21, Itaim Bibi, City and State of São Paulo, Brazil.
(5)	The principal business address of our directors and executive officers is 1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor, Itaim Bibi, City and State of São Paulo, 04543-900, Brazil.
(6)	Mr. Gruson is the managing member of EcoPower Solutions, LLC. EcoPower Solutions, LLC owns 200,000 of our Class B Shares.
(7)	Represents ordinary shares beneficially owned by Estre Ambiental Employee SPV, Inc., a Cayman Islands exempted company (the “Employee Compansation Entity”). Pursuant to the Memorandum and Articles of Association of the Employee Compansation Entity, employees of us and our subsidiaries, members of our board of directors and our other service providers may receive equity in the Employee Compansation Entity that, subject to any vesting and other conditions imposed, will entitle such persons to receive the economic benefit of a ratable portion of our ordinary shares held by the Employee Compansation Entity. The address of the Employee Compansation Entity is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SELLING SHAREHOLDERS

This prospectus covers the public resale of our ordinary shares owned by the selling shareholders referred to below. Such selling shareholders may from time to time offer and sell pursuant to this prospectus any or all of the ordinary shares owned by them. The selling shareholders, however, make no representations that the ordinary shares will be offered for sale. The table below presents information regarding the selling shareholders and the ordinary shares that each may offer and sell from time to time under this prospectus.

The following table sets forth:

•	the name of each selling shareholder;
•	the number of ordinary shares beneficially owned by each selling shareholder prior to the sale of the ordinary shares covered by this prospectus;
•	the number of ordinary shares that may be offered by each selling shareholder pursuant to this prospectus;
•	the number of ordinary shares to be beneficially owned by each selling shareholder following the sale of any ordinary shares covered by this prospectus; and
•	the percentage of our issued and outstanding ordinary shares to be owned by each selling shareholder before and after the sale of the ordinary shares covered by this prospectus (based on 45,636,732 ordinary shares issued and outstanding as of January 22, 2018).

The shares of ordinary shares offered hereunder comprise:

•	18,499,999 ordinary shares of the registrant issuable upon exercise of the public warrants (each public warrant is currently exercisable for one ordinary share at a price of US$11.50 per ordinary share, and upon exercise and issuance, such ordinary shares will be freely tradeable under U.S. securities laws);
•	14,401,962 ordinary shares held by certain unrelated institutional investors that purchased ordinary shares in private placements in connection with consummation of the Transaction and that have, through to the date hereof, requested such ordinary shares to be included in the registration statement of which this prospectus forms part; and
•	197,441 ordinary shares held by a shareholder of the Company who received ordinary shares in connection with the consummation of the Transaction and became a shareholder of the Registrant.

Note that the 18,499,999 ordinary shares issuable upon exercise of the public warrants are not included in the table below.

All information with respect to ownership of our ordinary shares of the selling shareholders has been furnished by or on behalf of the selling shareholders and, unless otherwise indicated, is as of January 22, 2018. Based on information supplied by the selling shareholders, we believe that, except as may otherwise be indicated in the footnotes to the table below, the selling shareholders have sole voting and dispositive power with respect to the ordinary shares reported as beneficially owned by them. Unless otherwise indicated in the footnotes, shares in the table refer to our ordinary shares.

Because the selling shareholders may sell, transfer or otherwise dispose of all, some or none of the ordinary shares covered by this prospectus, we cannot determine the number of such ordinary shares that will be sold, transferred or otherwise disposed of by the selling shareholders, or the amount or percentage of ordinary shares that will be held by the selling shareholders upon termination of any particular offering or sale, if any. The selling shareholders make no representations, however, that they will sell, transfer or otherwise dispose any ordinary shares in any particular offering or sale. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the ordinary shares they hold in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below. Solely for purposes of the requirements applicable to the registration statement of which this prospectus forms a part, the following table assumes that the selling shareholders will sell all of the ordinary shares owned beneficially by them that are covered by this prospectus, but will not sell any other ordinary shares that they presently own.

Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

Selling Shareholder	Number of Ordinary Shares Beneficially Owned Prior to this Offering	Percentage of Ordinary Shares Beneficially Owned Prior to this Offering	Number of Ordinary Shares Offered for Resale Pursuant to this Offering	Number of Ordinary Shares Beneficially Owned After Sale of Ordinary Shares	Percentage of Ordinary Shares Beneficially Owned After Sale of Ordinary Shares
Avenue Boulevard Co-Investment Vehicle LLC(1)(14)	14,188,600(2)	28.7%	10,440,000	3,748,600(3)	7.3%
Iron Fundo de Investimento em Participacoes — Multiestrategia Investimento no Exterior(4)(14)	197,441	0.4%	197,441	—	—
Capital International Emerging Markets Fund(5)(14)	166,920	0.4%	166,920	—	—
Emerging Markets Equity Fund(6)(14)	277,920	0.6%	277,920	—	—
Emerging Markets Growth Fund(7)(14)	739,920	1.6%	739,920	—	—
Capital Group Emerging Markets Restricted Equity Common Trust (US)(8)(14)	135,240	0.3%	135,240	—	—
Tocqueville Global Partners LP(9)	30,000	0.1%	30,000	—	—
Tocqueville International Value Fund(10)	1,440,000	3.2%	1,440,000	—	—
Bennamon USA No. 1 Pty Ltd d/b/a Kin Group (USA)(11)	360,000	0.8%	360,000	—	—
Scoggin International Fund, Ltd.(12)	600,000	1.3%	600,000	—	—
Terra Firma Securities Holdings LLC(13)	14,521	0.03%	14,521	—	—
Certain holders of ordinary shares holding as a group less than 1% of our ordinary shares(15)	85,880	0.2%	85,880	—	—
(1)	Avenue Boulevard Co-Investment Vehicle LLC (“Avenue Boulevard Co-Investment”) is a Cayman Islands limited liability company for which Avenue Capital Management II, L.P. acts as the administrative manager. Avenue Boulevard Co-Investment serves as an investment vehicle for certain advisory clients of EPOLP and its affiliated advisory entities. EPOLP is a Delaware limited partnership with offices at 375 Park Avenue, New York, New York 10152 and may be deemed to have voting and dispositive power over our ordinary shares and warrants held by Avenue Boulevard Co-Investment. EPOLP and its affiliated advisory entities are members of the EnTrustPermal group of companies, which itself is ultimately owned 65% by Legg Mason Inc. and 35% by Gregg S. Hymowitz and entities controlled by him. The business address of Avenue Boulevard Co-Investment is 399 Park Avenue, 6th Floor, New York, NY 10022. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on January 10, 2018.
(2)	Represents (i) 10,440,000 of our ordinary shares and (ii) warrants to purchase 3,748,600 of our ordinary shares held by Avenue Boulevard Co-Investment. The warrants are exercisable within 60 days of the date of this prospectus subject to the terms of the warrants.
(3)	Represents warrants to purchase 3,748,600 of our ordinary shares held by Avenue Boulevard Co-Investment. The warrants are exercisable within 60 days of the date of this prospectus subject to the terms of the warrants.
(4)	FIP Iron owns 197,441 of our ordinary shares. FIP Iron is a private investment fund managed by BTG Manager. BTG Manager is a direct or indirect wholly-owned subsidiary of Banco BTG Pactual S.A. The principal business address of FIP Iron is Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil. Banco BTG Pactual S.A. is directly controlled by Holding, which in turn is directly controlled by G7. As a consequence, G7 is the indirect controller of Banco BTG Pactual S.A. Accordingly, FIP Iron may be deemed to share voting and dispositive power over 197,441 of our ordinary shares. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13D filed with the SEC on January 2, 2018.
(5)	Capital International Emerging Markets Fund owns 166,920 of our ordinary shares purchased pursuant to the PIPE Investment. Capital International Emerging Markets Fund is a pooled investment fund registered in Luxembourg, and is managed by Capital International Sarl, its investment adviser. We were advised that Victor D. Kohn, Shaw B. Wagener, F. Chapman Taylor and Ricardo V. Torres, as

portfolio managers, are primarily responsible for the portfolio management of the fund, and, as such, have dispositive authority over its investments. The business address of Capital International Emerging Markets Fund is 333 South Hope Street, 34th Floor, Los Angeles, CA 90071.

(6)	Emerging Markets Equity Fund owns 277,920 of our ordinary shares purchased pursuant to the PIPE Investment. Emerging Markets Equity Fund is an investment fund managed by Capital Guardian Trust Company, its investment adviser. We were advised that Victor D. Kohn, Shaw B. Wagener, F. Chapman Taylor and Ricardo V. Torres, as portfolio managers, are primarily responsible for the portfolio management of the fund, and, as such, have dispositive authority over its investments. The business address of Emerging Markets Equity Fund is 333 South Hope Street, 34th Floor, Los Angeles, CA 90071.
(7)	Emerging Markets Growth Fund owns 739,920 of our ordinary shares purchased pursuant to the PIPE Investment. Emerging Markets Growth Fund is an investment fund managed by Capital International, Inc., its investment adviser. We were advised that Victor D. Kohn, Shaw B. Wagener, F. Chapman Taylor and Ricardo V. Torres, as portfolio managers, are primarily responsible for the portfolio management of the fund, and, as such, have dispositive authority over its investments. The business address of Emerging Markets Growth Fund is 333 South Hope Street, 34th Floor, Los Angeles, CA 90071.
(8)	Capital Group Emerging Markets Restricted Equity Common Trust (US) owns 135,240 of our ordinary shares purchased pursuant to the PIPE Investment. Capital Group Emerging Markets Restricted Equity Common Trust (US) is an investment fund managed by Capital Guardian Trust Company, its investment adviser. We were advised that Victor D. Kohn, Shaw B. Wagener, F. Chapman Taylor and Ricardo V. Torres, as portfolio managers, are primarily responsible for the portfolio management of the fund, and, as such, have dispositive authority over its investments. The business address of Capital Group Emerging Markets Restricted Equity Common Trust (US) is 333 South Hope Street, 34th Floor, Los Angeles, CA 90071.
(9)	Tocqueville Global Partners LP owns 30,000 of our ordinary shares purchased pursuant to the PIPE Investment. Tocqueville Global Partners LP is an investment fund managed by Tocqueville Asset Management LP, as its investment adviser. James Hunt, as Portfolio Manager, has investment discretion over Tocqueville Global Partners LP’s assets. The business address of Tocqueville Global Partners LP is c/o Tocqueville Asset Management LP, 40 West 57th Street, 19th Floor, New York, NY 10019.
(10)	Tocqueville International Value Fund owns 1,440,000 of our ordinary shares purchased pursuant to the PIPE Investment. Tocqueville International Value Fund is an investment fund managed by Tocqueville Asset Management LP, as its investment adviser. James Hunt, as Portfolio Manager, has investment discretion over Tocqueville International Value Fund’s assets. The business address of Tocqueville International Value Fund is c/o Tocqueville Asset Management LP, 40 West 57th Street, 19th Floor, New York, NY 10019.
(11)	Bennamon USA No. 1 Pty Ltd (d/b/a Kin Group USA) owns 360,000 of our ordinary shares purchased pursuant to the PIPE Investment. Bennamon USA No. 1 Pty Ltd (d/b/a Kin Group USA) is managed by Mark Frayman, its Vice President and Chief Investment Officer, who exercises investment discretion over its investments. The business address of Bennamon USA No. 1 Pty Ltd (d/b/a Kin Group USA) is 110 E 25th Street, New York, NY 10010.
(12)	Scoggin International Fund, Ltd. owns 600,000 of our ordinary shares purchased pursuant to the PIPE Investment. Scoggin International Fund, Ltd. is an investment fund whose investment manager is Scoggin Management LP. The general partner of Scoggin Management LP is Scoggin GP LLC, and the managing members of Scoggin GP LLC are Craig Effron and Curtis Schenker, as directors, each of whom exercises discretion over its assets. The business address of Scoggin International Fund, Ltd. is 660 Madison Avenue, 20th Floor, New York, NY 10065.
(13)	Terrafirma Securities Holdings LLC owns 14,251 of our ordinary shares purchased pursuant to the PIPE Investment. The beneficial interest in such ordinary shares is owned by Newfoundland Terranova Fund. Each of Jonathan Myles Rose Rosenthal and Eric Marchione Monteiro da Fonseca exercises investment discretion over its assets. The business address of Terrafirma Securities Holdings LLC and Newfoundland Terranova Fund is Rua Dr. Renato Paes de Barros, 778, Conjunto 11, CEP 04530-001, São Paulo, SP, Brazil.
(14)	This selling shareholder is an affiliate of a registered broker-dealer. Each selling shareholder that is affiliated with a registered broker-dealer has represented to us that the ordinary shares held by it were purchased in the ordinary course of business and that at the time of purchase, it did not have any agreements or understandings, directly or indirectly, with any person to distribute such shares. To the extent that we become aware that such persons or entities did not acquire their ordinary shares in the ordinary course of business, or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.
(15)	Registers the resale of ordinary shares held by a class of shareholders who received ordinary shares in connection with their agreement not to exercise the redemption rights relating to the public shares of Boulevard Acquisition Corp. II in connection with the consummation of the Transaction.

Additional selling shareholders not named in this prospectus will not be able to use this prospectus for resales until they are named in the table above by a post-effective amendment to the registration statement of which this prospectus forms part. Transferees, successors and donees of identified selling shareholders will not be able to use this prospectus for resales until they are named in the table above by a post-effective amendment to the registration statement of which this prospectus forms part.

Material Relationships with Selling Shareholders

See “Business—Certain Agreements and Transactions” for a description of certain material relationships with certain of the selling shareholders.

PLAN OF DISTRIBUTION

We are registering the ordinary shares covered by this prospectus to permit the selling shareholders to conduct public secondary trading of such ordinary shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the ordinary shares offered by this prospectus. The aggregate proceeds to the selling shareholders from the sale of the ordinary shares will be the purchase price of the ordinary shares less any discounts and commissions. We will not pay any brokers’ or underwriters’ discounts and commissions in connection with the registration and sale of the ordinary shares covered by this prospectus. The selling shareholders reserve the right to accept and, together with their respective agents, to reject, any proposed purchases of ordinary shares to be made directly or through agents. If all of the public warrants described in this prospectus are exercised in full, we will issue 18,499,999 ordinary shares and we will receive aggregate net proceeds of up to approximately US$212.7 million. We intend to use the proceeds from any exercise of the public warrants for general corporate purposes. See “Use of Proceeds.”

The ordinary shares offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling shareholders, or
•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling shareholders for the purchasers of the ordinary shares.

Any underwriters, broker-dealers or agents who participate in the sale or distribution of the ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any discounts, commissions or concessions received by any such broker-dealer or agents who are deemed to be “underwriters” within the meaning of the Securities Act will be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters are subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities under the Securities Act and the Exchange Act. We will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To our knowledge, there are currently no plans, arrangements or understandings between the selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the ordinary shares by the selling shareholders. To our knowledge, except as indicated in the notes to the table under the heading “Selling Shareholders,” no selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

The ordinary shares may be sold in one or more transactions at:

•	fixed prices;
•	prevailing market prices at the time of sale;
•	prices related to such prevailing market prices;
•	varying prices determined at the time of sale; or
•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which the ordinary shares may be listed or quoted at the time of sale, including NASDAQ;
•	in the over-the-counter market;
•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;
•	any other method permitted by applicable law; or
•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

At the time a particular offering of the ordinary shares is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the selling shareholder, the aggregate amount of ordinary shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling shareholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

We may suspend the sale of ordinary shares by the selling shareholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

The selling shareholders will act independently of us in making decisions with respect to the timing, manner, and size of each resale or other transfer. There can be no assurance that the selling shareholders will sell any or all of the ordinary shares under this prospectus. Further, we cannot assure you that the selling shareholders will not transfer, distribute, devise or gift the ordinary shares by other means not described in this prospectus. In addition, any ordinary shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The ordinary shares may be sold in some states or jurisdictions only through registered or licensed brokers or dealers. In addition, in some states or jurisdictions the ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling shareholders and any other person participating in the sale of the ordinary shares will be subject to the Exchange Act. The Exchange Act rules may limit the timing of purchases and sales of any of the ordinary shares by the selling shareholders and any other person. In addition, applicable rules may restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making activities with respect to the particular ordinary shares being distributed. This may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

With respect to those ordinary shares being registered pursuant to the Registration Rights and Lock-up Agreement, we have agreed to indemnify such selling shareholders against certain liabilities, including liabilities under the Securities Act. The selling shareholders have agreed to indemnify us in certain circumstances against certain liabilities, including certain liabilities under the Securities Act. The selling shareholders may indemnify any broker or underwriter that participates in transactions involving the sale of the ordinary shares against certain liabilities, including liabilities arising under the Securities Act.

Exercise of Warrants

The exercise of the public warrants is subject to the terms of the Warrant Agreement as amended by the Warrant Amendment.

The warrants may be exercised upon the surrender of the certificate evidencing such warrant on or before the expiration date at the offices of the warrant agent, Continental Stock Transfer & Trust Company, in the Borough of Manhattan, City and State of New York, with the subscription form, as set forth in the warrants, duly executed, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrants will be required to be exercised on a cashless basis in the event of a redemption of the warrants pursuant to the warrant agreement governing such warrants in which our board of directors has elected to require all holders of the warrants who exercise their warrants to do so on a cashless basis. In such event, such holder may exercise his, her or its warrants on a cashless basis by paying the exercise price by surrendering his, her or its warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants to be exercised, multiplied by the difference between the exercise price of the warrants and the Fair Market Value (defined below) by (y) the Fair Market Value. The “Fair Market Value” means the average last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

No fractional shares will be issued upon the exercise of the warrants. If, upon the exercise of the warrants, a holder would be entitled to receive a fractional interest in an ordinary, we will, upon the exercise, round down to the nearest whole number the number of ordinary shares to be issued to such holder, pursuant to the Warrant Agreement.

SHARES ELIGIBLE FOR FUTURE SALE

As of the date of this prospectus:

•	our authorized share capital was US$30,000 divided into 290,750,000 ordinary shares and 9,250,000 Class B Shares;
•	our issued share capital consisted of 45,636,732 ordinary shares and 5,550,000 Class B Shares; and
•	there are 28,249,999 warrants outstanding, comprising (i) 18,499,999 public warrants, (ii) 6,001,400 private placement warrants and (iii) 3,748,600 warrants issued in a private placement to an investor that purchased ordinary shares in the PIPE Investment. The warrants are exercisable on a one-for-one basis for ordinary shares. Each warrant is currently exercisable for one ordinary share at a price of US$11.50 per ordinary share, which exercise price is payable to the Registrant.

The number of our outstanding ordinary shares will not change as a result of sales of our ordinary shares pursuant to this prospectus.

Sales of substantial amounts of the ordinary shares in the public market could adversely affect prevailing market prices of the ordinary shares.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, holders of our restricted shares who are not our affiliates or who are affiliates by virtue of their status as our officer or director may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of us other than by virtue of his or her status as our officer or director.

We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

In general, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least six months would be entitled to sell their ordinary shares provided that, at the time of a sale, such person is not, and has not been during the three months preceding the sale, our affiliate, subject to the availability of current public information about us. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares; or
•	the average weekly trading volume of our ordinary shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and
•	at least one year has elapsed from the time that the issuer filed current Form 20-F type information with the SEC reflecting its status as an entity that is not a shell company.

Following the consummation of the Transaction, we are no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Transfer Agent and Registrar for Ordinary Shares and Warrant Agent and Registrar for Warrants

The transfer agent and registrar for our ordinary shares, and the warrant agent and transfer agent for our warrants, is Continental Stock Transfer & Trust Company, which is located at 1 State Street Plaza, 30th Floor, New York, New York 10004.

Registration Rights

For a description of certain obligations that the Registrant has entered into relating to the filing with the SEC of registration statements for the registration of securities under the Securities Act, see:

•	“Business—Certain Agreements and Transactions—PIPE Subscription Agreements;”
•	“Business—Certain Agreements and Transactions—Registration Rights and Lock-Up Agreement;” and
•	“Business—Certain Agreements and Transactions—Warrant Agreement.”

Share Put Option Agreement

Angra currently holds a put option in respect of the shares of the Company (or, if Angra exercises its Contribution Option, the ordinary shares of the Registrant). See “Business—Certain Agreements and Transactions—Share Put Option Agreement.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the U.S. federal income tax consequences of the ownership and disposition of ordinary shares. This discussion is based on provisions of the Code, the Treasury regulations promulgated thereunder (whether final, temporary or proposed), administrative rulings of the Internal Revenue Service (the “IRS”), judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein. This discussion is for general purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to holders as a result of the ownership and disposition of ordinary shares. This discussion is not intended to be, and should not be construed as, tax advice.

This discussion does not address any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S., tax laws. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances. No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences described below. Accordingly, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This discussion is limited to U.S. federal income tax considerations relevant to holders that acquire ordinary shares in this offering and hold such shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as:

•	banks, thrifts, mutual funds or other financial institutions, underwriters, or insurance companies;
•	traders in securities who elect to apply a mark-to-market method of accounting;
•	real estate investment trusts and regulated investment companies;
•	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
•	expatriates or former long-term residents of the United States;
•	partnerships or other pass-through entities (or arrangements treated as such) or investors therein;
•	dealers or traders in securities, commodities or currencies;
•	grantor trusts;
•	persons subject to the alternative minimum tax;
•	U.S. persons whose “functional currency” is not the U.S. dollar;
•	persons who own (directly or through attribution) 5% or more (by vote or value) of our outstanding ordinary shares; or
•	holders holding our ordinary shares as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors with regard to the U.S. federal income tax consequences of the ownership and disposition of our ordinary shares.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

General

Tax Residence for U.S. Federal Income Tax Purposes

As an exempted company incorporated under the laws of the Cayman Islands, we generally are classified as a non-U.S. entity (and, therefore, not a U.S. person) for U.S. federal income tax purposes. Section 7874 of the Code and the Treasury regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes in certain cases. Whether the rules of Section 7874 apply to cause us to be treated as U.S. corporation for U.S. federal income tax purposes depends on the application of complex statutory and regulatory rules to the steps of the Pre-Closing Restructuring, the Merger, and certain related transactions. There is limited guidance regarding the application of the rules of Section 7874 to the Pre-Closing Restructuring, the Merger, and certain related transactions.

Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if (i) such non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation), (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and, (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “80% ownership test”). Where the non-U.S. corporation is tax resident in a country that is different from the tax residence of an acquired non-U.S. corporation, the 80% threshold in the 80% ownership test is replaced with 60 percent (such modified ownership test referred to as the “80/60% ownership test”).

For purposes of Section 7874, the first two conditions described above were satisfied in connection with the Pre-Closing Restructuring, the Merger, and certain related transactions, because we acquired indirectly substantially all of the assets of Estre USA and neither we nor our “expanded affiliated group,” have “substantial business activities” in the Cayman Islands within the meaning of Section 7874. Accordingly, whether the we are treated as U.S. corporation for U.S. federal income tax purposes depends on the application of the 80% ownership test referred to above. Because the Registrant is a tax resident in the Cayman Islands, and the Company is a tax resident in Brazil, the modified 80/60% ownership test applies to determine whether the Pre-Closing Restructuring, the Merger, and certain related transactions satisfy the ownership requirement.

Based on the terms of the Pre-Closing Restructuring, the Merger, and certain related transactions, the rules for determining share ownership under Section 7874 (including the temporary Section 7874 Regulations), we currently expect that the Pre-Closing Restructuring, the Merger, and certain related transactions did not cause us to be treated as a U.S. corporation for U.S. federal income tax purposes. Nevertheless, the computation of whether the 80/60% ownership test has been met is subject to various complex adjustments for which there is limited guidance. In particular, under the temporary Section 7874 Regulations, certain adjustments are required that generally have the effect of increasing, for purposes of determining the Section 7874 ownership percentage, the percentage of shares of a foreign acquiring corporation that is deemed owned by the former shareholders of an acquired U.S. corporation by reason of holding shares in such U.S. corporation. For example, certain pre-acquisition distributions made by an acquired U.S. corporation are “added back” to the value of the shares of the non-U.S. corporation held by the former shareholders of the acquired U.S. corporation, which would have the effect of increasing the Section 7874 ownership percentage. In addition, certain share issuances made by the acquiring non-U.S. corporation, would generally be subtracted from the value of the non-U.S. corporation’s shares, which also would have the effect of increasing the Section 7874 ownership percentage. Moreover, the Section 7874 ownership percentage takes into account the value of certain outstanding options of the acquiring non-U.S. corporation owned by former shareholders of the acquired U.S. corporation, determined based on the excess of the value of the stock underlying such options at the time of the acquisition and their exercise price. Accordingly, the option rules may have the effect of increasing the Section 7874 ownership percentage, depending on the value of our shares as of the closing of the Merger. Finally, Treasury regulations promulgated under Section 7874 may disregard stock issued in connection with an acquisition of a non-U.S. corporation where the recipient of such stock satisfies a pre-existing liability associated with the acquired non-U.S. corporation as part of the same overall plan or series of related transactions. As a result of the foregoing, the precise determination of the Section 7874 ownership percentage is subject to significant uncertainties. Accordingly, there can be no assurance that the IRS will not assert that the 80/60% ownership test is met with respect to the Pre-Closing Restructuring, the Merger, and certain related transactions and that accordingly we should be treated as a U.S. corporation for U.S. federal income tax purposes or that such an assertion would not be sustained by a court.

Notwithstanding the foregoing, if we were treated as a U.S. corporation for U.S. federal income tax purposes, we could be liable for substantial U.S. federal income tax, dividends paid to non-U.S. shareholders could be subject to U.S. withholding tax and certain other U.S. federal income tax consequences could apply to us that would adversely affect our tax and financial position.

The remainder of this discussion assumes that we are not and will not be treated as a U.S. corporation for U.S. federal income tax purposes. Investors are urged to consult their tax advisors on the tax consequences to them of the ownership and disposition of our shares if we are or were to be treated as a U.S. corporation for U.S. federal income tax purposes.

U.S. Holders

Distributions on Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution on ordinary shares that is made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends will not be eligible for the dividends received deduction allowed to corporations in certain circumstances. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in our ordinary shares, and thereafter as capital gain recognized on a sale or exchange.

Dividends received by non-corporate U.S. Holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States, such as our ordinary shares, which are listed on the NASDAQ. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” for certain purposes of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. We will not be classified as a qualified foreign corporation for purposes of these rules if we are a passive foreign investment company (a “PFIC”) for the taxable year in which we pay a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Status.”

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of ordinary shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ordinary shares generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of ordinary shares will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company Status

The treatment of U.S. Holders of ordinary shares could be materially different from that described above, if we are treated as a PFIC for U.S. federal income tax purposes. If a U.S. Holder holds our ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, adverse tax consequences to such U.S. Holder could result (including with respect to a dividend or other distribution from us or a disposition of our shares).

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules either: (i) 75% or more of its gross income for such taxable year is passive income, or (ii) 50% or more of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether we are a PFIC is based upon the composition of our income and assets, (including, among others, corporations in which we owns at least a 25% interest), and the nature of our activities.

Based on the projected composition of our income and assets, including goodwill, we do not expect that we will be treated as a PFIC for our current taxable year or in the foreseeable future. However, there can no assurance that we will not be treated as a PFIC for our current taxable year or any future taxable year and this discussion assumes that we will not be treated as a PFIC for our current taxable year or any future taxable year. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them as a result of the PFIC rules in the event that we are treated as a PFIC.

Medicare surtax on net investment income

Non-corporate U.S. holders whose income exceeds certain thresholds generally will be subject to 3.8% surtax on their “net investment income” (which generally includes, among other things, dividends on, and capital gain from the sale or other taxable disposition of, the ordinary shares). Non-corporate U.S. holders should consult their own tax advisors regarding the possible effect of such tax on their ownership and disposition of the ordinary shares.

Reporting Requirements

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold ordinary shares. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a

U.S. Holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of ordinary shares.

Non-U.S. Holders

In general, a Non-U.S. Holder of our ordinary shares will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding” and above under “Tax Residence for U.S. Federal Income Tax Purposes,” U.S. federal withholding tax on any dividends on our ordinary shares or gain recognized on a sale or other disposition of our ordinary shares (including, any distribution to the extent it exceeds the adjusted basis in the Non-U.S. Holder’s ordinary shares) unless:

•	the dividend or gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or
•	in the case of gain only, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules. In addition, Non-U.S. Holders should consult their tax advisors regarding the particular U.S. federal income and other tax consequences if we were treated as U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874.

Information Reporting and Backup Withholding

Dividends received with respect to our ordinary shares and proceeds from the sale, exchange or other disposition of our ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding (currently at a rate of 28%) will not apply, however, to a holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding (such as a corporation) and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

The preceding discussion is not tax advice. Each prospective investor should consult the prospective investor’s own tax advisor regarding the particular U.S. federal, state, and local and non-U.S. tax consequences of the ownership and disposition of our ordinary shares, including the consequences of any proposed change in applicable laws.

CAYMAN ISLANDS TAX CONSIDERATIONS

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Registrant. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of the Registrant’s securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in respect of the issue of the Registrant’s ordinary shares or on an instrument of transfer in respect of such shares.

The Registrant has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and expects to obtain after the effectiveness of the registration statement of which this prospectus forms a part an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law
(2011 Revision)
Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Law (2011 Revision), the Financial Secretary undertakes with the Registrant:

1.	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Registrant or its operations; and
2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
2.1	On or in respect of the shares, debentures or other obligations of the Registrant; or
2.2	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2011 Revision).

These concessions shall be for a period of twenty years from September 19, 2017.

ADDITIONAL INFORMATION

Expenses Related to the Offering

Set forth below is an itemization of the total expenses which are expected to be incurred by us in connection with the offer and sale of our ordinary shares by our selling shareholders. With the exception of the SEC registration fee, all amounts are estimates.

	US$(1)	R$
SEC registration fee	41,777.78	138,209.25
Legal fees and expenses	200,000	661,640
Accounting fees and expenses	54,410.25	180,000
Printing expenses	20,000	66,164
Total	316,188.03	1,046,013.25
(1)	Solely for the convenience of the reader, the amounts in U.S. dollars have been translated into Brazilian reais using the rate of R$3.3082 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of June 30, 2017, as reported by the Central Bank. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Legal Experts

The validity of the ordinary shares to be offered by this prospectus and certain legal matters as to Cayman Islands law have been passed upon by Maples and Calder, Cayman Islands special counsel to us.

Experts

The Company’s consolidated financial statements at December 31, 2016 and 2015, and for each of the three years in the period ended, December 31, 2016, appearing in this prospectus and registration statement have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1.2 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

With respect to the Company’s unaudited interim condensed consolidated financial information as of June 30, 2017 and for the six month periods ended June 30, 2017 and 2016, appearing in this prospectus and registration statement, Ernst & Young Auditores Independentes S.S. reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated October 30, 2017 (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1.2 to the unaudited interim consolidated financial information), and appearing herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young Auditores Independentes S.S. is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young Auditores Independentes S.S. within the meaning of Sections 7 and 11 of the Securities Act.

Enforceability of Civil Liabilities Under U.S. Securities Laws

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. A majority of our directors and executive officers, and certain of the experts named in this prospectus are residents of non—United States jurisdictions and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons with respect to matters arising under the Securities Act or to enforce against them, in original actions or in actions for enforcement of judgments of United States courts, liabilities predicated upon the United States federal securities laws.

We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form F—1 under the Securities Act with respect to the ordinary shares offered under this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. For further information regarding us and the ordinary shares offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1—202—551—8909. Copies of such materials are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a website (http://www.sec.gov) from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

Upon consummation of the Transaction, we became subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20—F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short—swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.

We have not authorized anyone to give any information or make any representation about their companies that is different from, or in addition to, that contained in this prospectus or in any of the materials that have been incorporated in this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

EXPLANATORY NOTE

Prior to the Transaction, the Registrant had limited or no assets, operations or activities. The Registrant was incorporated to become the holding entity of the Company to effect the Transaction. The Transaction was accounted for as a reorganization and recapitalization transaction. Accordingly, the financial statements presented in this prospectus are those of the Company and its consolidated subsidiaries. The Registrant continues not to have any assets other than its indirect and direct equity interests in the Company and Estre USA.

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Estre Ambiental S.A.

We have reviewed the condensed consolidated balance sheet of Estre Ambiental S.A. and subsidiaries (the “Company”) as of June 30, 2017, and the related condensed consolidated statements of income, comprehensive income and cash flows for the six-month periods ended June 30, 2017 and 2016. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Estre Ambiental and subsidiaries as of December 31, 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the year then ended (not presented herein) and we expressed an unqualified audit opinion on those consolidated financial statements in our report dated August 29, 2017. In our opinion, the accompanying condensed consolidated balance sheet of Estre Ambiental S.A. and subsidiaries as of December 31, 2016, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Note 1.2 of the Company’s audited financial statements as of December 31, 2016, and for the year then ended, discloses that the Company was under financial and corporate restructuring, since it has recurring losses from operations, a net capital deficiency of R$621,236 thousand and a negative working capital of R$1,365,247 thousand. Our auditor’s report on those financial statements includes an explanatory paragraph referring to the matters in Note 1.2 of those financial statements and indicating that those matters raised substantial doubt about the Company’s ability to continue as a going concern. As disclosed in Note 1.2 of the Company’s unaudited interim financial statements, the Company was still under financial and corporate restructuring and continued with losses from operations, a net capital deficiency of R$479,578 thousand and a negative working capital of R$1,288,703 thousand. The accompanying interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

São Paulo, Brazil,
November 1, 2017

/s/ ERNST & YOUNG
Auditores Independentes S.S.

Estre Ambiental S.A.

Unaudited interim consolidated statement of financial position
June 30, 2017 and December 31, 2016
(In thousands of reais)

	Note	June 30, 2017	December 31, 2016
		Unaudited
Assets
Current assets
Cash and cash equivalents	4	29,536	31,083
Marketable securities		27	—
Trade accounts receivable	5	798,761	716,791
Inventories		8,843	8,747
Taxes recoverable		134,703	117,782
Other receivables		35,803	38,763
Total current assets		1,007,673	913,166
Non-current assets
Marketable securities		3	14
Related parties	6	12,060	9,752
Trade accounts receivable	5	19,975	19,975
Taxes recoverable		4,341	4,452
Prepaid expenses		2,491	3,250
Deferred taxes		37,652	41,057
Other receivables		14,406	7,686
Investments	7.1	102,608	114,652
Property, plant and equipment	8	689,825	697,969
Intangible assets	9	554,876	553,832
Total non-current assets		1,438,237	1,452,639
Total assets		2,445,910	2,365,805
Liabilities and equity
Current liabilities
Loans and financing	10	9,884	16,732
Debentures	11	1,785,712	1,665,629
Provision for landfill closure	12	7,820	15,499
Trade accounts payable		106,547	108,435
Labor payable		102,636	106,908
Tax liabilities	16	226,410	294,333
Accounts payable from acquisition of investments		6,816	4,856
Loans from related parties	6	3,054	2,579
Advances from customers		3,584	640
Accounts payable from land acquisition		6,336	9,112
Other liabilities		15,288	29,470
		2,274,087	2,254,193
Obligations relating to discontinued operation	7.2	22,289	24,220
Total current liabilities		2,296,376	2,278,413
Non-current liabilities
Loans and financing	10	6,051	9,965
Provision for landfill closure	12	90,395	86,121
Provision for legal proceedings		167,841	148,454
Provision for investment losses	7.1	185	185
Accounts payable from acquisition of investments		—	4,856
Tax liabilities	16	170,715	236,096
Deferred taxes		162,867	175,556
Accounts payable from land acquisition		5,109	7,643
Other liabilities		25,949	39,752
		629,112	708,628
Equity
Capital		108,104	108,104
Capital reserve		750,025	748,539
Other comprehensive income		1,667	1,671
Treasury shares		(37,403)	(37,403)
Accumulated losses		(1,314,466)	(1,448,724)
		(492,073)	(627,813)
Non-controlling interest		12,495	6,577
Total equity (capital deficiency)		(479,578)	(621,236)
Total liabilities and equity		2,445,910	2,365,805

See accompanying notes.

Estre Ambiental S.A.

Unaudited interim condensed consolidated statement of profit or loss
For the six months ended June 30, 2017 and 2016
(In thousands of reais, except for profit or loss per share)

		Six months ended June 30,
	Note	2017		2016
		Unaudited
Continued operations
Revenue from services rendered			671,405		668,243
Cost of services			(477,597)		(512,051)
Gross profit			193,808		156,192

Operating expenses, net
General and administrative expenses			(154,896)		(140,442)
Selling expenses, net	17		6,336		36,095
Share of profit of an associate			2,338		4,579
Other operating income (expenses), net			17,994		(7,593)
			(128,228)		(107,361)
Profit before finance income and expenses			65,580		48,831
Finance expenses	13		(316,024)		(205,761)
Finance income	13		5,770		7,887
Loss before income and social contribution taxes			(244,674)		(149,043)

Current income and social contribution taxes			(4,279)		(23,421)
Deferred income and social contribution taxes			381,558		22,055
Profit (loss) for the period from continuing operations			132,605		(150,409)

Discontinued operations
Profit after income and social contribution tax from discontinued operations			1,935		55
Profit (loss) for the period			134,540		(150,354)
Attributable to:
Non-controlling interests			282		(90)
Equity holders of the parent			134,258		(150,264)

Loss per share:
Basic and diluted profit (loss) for the period attributable to ordinary equity holders of the parent (in Reais)		R$	1.2445	R$	(1.3908)

Basic and diluted profit (loss) from continuing operations attributable to ordinary equity holders of the parent (in Reais)		R$	1.2266	R$	(1.3913)

See accompanying notes.

Estre Ambiental S.A.

Unaudited interim condensed consolidated statement of comprehensive
For the six months ended June 30, 2017 and 2016
(In thousands of reais)

	Six months ended June 30,
	2017	2016
	Unaudited
Profit (loss) for the period	134,540	(150,354)
Other comprehensive (loss) income to be reclassified to profit or loss for the year in subsequent periods
Currency translation adjustment	(4)	145
Comprehensive profit (loss) for the period	134,536	(150,209)
Attributable to:
Non-controlling interests	282	(90)
Equity holders of the parent	134,254	(150,119)

See accompanying notes.

Estre Ambiental S.A.

Unaudited interim condensed consolidated statement of changes in equity (capital deficiency)
For the six months ended June 30, 2017
(In thousands of reais)

	Attributable to Equity holders of the parent
		Capital reserve
	Capital	Capital reserve	Share- based payment reserve	Other comprehensive income	Treasury shares	Accumulated losses	Total	Non- controlling interest	Total
Balance at January 1st, 2017	108,104	734,506	14,033	1,671	(37,403)	(1,448,724)	(627,813)	6,577	(621,236)
Currency translation adjustment	—	—	—	(4)	—	—	(4)	—	(4)
Total comprehensive	108,104	734,506	14,033	1,667	(37,403)	(1,448,724)	(627,817)	6,577	(621,240)
Profit for the period	—	—	—	—	—	134,258	134,258	282	134,540
Options granted	—	—	1,486	—	—	—	1,486	—	1,486
Non-controlling interest	—	—	—	—	—	—	—	5,636	5,636
Balance at June 30, 2017	108,104	734,506	15,519	1,667	(37,403)	(1,314,466)	(492,073)	12,495	(479,578)

See accompanying notes.

Estre Ambiental S.A.

Unaudited interim condensed consolidated statement of changes in equity (capital deficiency) (Unaudited)
For the six months ended June 30, 2016
(In thousands of reais)

	Attributable to Equity holders of the parent
		Capital reserve
	Capital	Capital reserve	Share- based payment reserve	Other comprehensive income	Treasury shares	Accumulated losses	Total	Non- controlling interest	Total
Balance at January 1st, 2016	108,104	734,506	9,151	1,526	(37,403)	(1,110,408)	(294,524)	6,742	(287,782)
Currency translation adjustment	—	—	—	184	—	—	184	—	184
Total comprehensive	108,104	734,506	9,151	1,710	(37,403)	(1,110,408)	(294,340)	6,742	(287,598)
Loss for the period	—	—	—	—	—	(150,264)	(150,264)	(90)	(150,354)
Options granted	—	—	27,454	—	—	—	27,454	—	27,454
Options exercised through cash payments	—	—	(24,055)	—	—	—	(24,055)	—	(24,055)
Non-controlling interest	—	—	—	—	—	—	—	(16)	(16)
Balance at June 30, 2016	108,104	734,506	12,550	1,710	(37,403)	(1,260,672)	(441,205)	6,636	(434,569)

See accompanying notes.

Estre Ambiental S.A.

Unaudited interim condensed consolidated statement of cash flows
For the six months ended June 30, 2017 and 2016
(In thousands of reais)

	Six months ended June 30,
	2017	2016
Operating activities
Profit (loss) after tax from continuing operations	132,605	(150,409)
Profit after tax from discontinued operations	1,935	55
Profit (loss) for the period	134,540	(150,354)

Adjustments to reconcile to net cash flow:
Depreciation, amortization and depletion	60,316	69,496
Allowance for doubtful accounts net of reversals	(8,753)	(36,995)
Write-off of PP&E/intangible assets	1,963	5,197
Share of profit of an associate	(2,338)	(4,579)
Provision for income and social contribution taxes	4,279	23,421
Deferred income and social contribution taxes	(381,558)	(22,055)
Addition to Provision for contingencies net of reversals	26,218	21,183
Gain on the acquisition of investments	(12,407)	—
Monetary variation, financial charges and interest	284,864	175,169
Share based compensation	1,486	27,454

Working capital adjustments:
Trade accounts receivable	(68,551)	(33,945)
Taxes recoverable	(19,832)	(3,579)
Inventories	(96)	(674)
Advances to suppliers	(64)	(16,116)
Prepaid expenses	(586)	(1,587)
Other receivables	7,978	(9,939)
Trade accounts payable	(2,428)	9,335
Labor payable	(5,050)	36,616
Tax liabilities	66,488	8,730
Provision for contingencies	(7,413)	(6,546)
Other	(24,654)	14,291
Related parties	(2,821)	(15,306)
Cash flow provided by operating activities	51,581	89,217

Investing activities
Payment for acquisition of subsidiaries	(3,633)	(25,773)
Dividends received	5,130	836
Marketable securities	(16)	37,593
Acquisition of fixed assets	(36,210)	(39,545)
Acquisition of Intangible asset	(5,014)	(2)
Net cash used in investing activities	(39,743)	(26,891)

Financing activities
Payments of loans and financing and debentures	(11,229)	(38,461)
Payments of Interest and financial charges	(2,156)	(6,681)
Net cash used in financing activities	(13,385)	(45,142)
Increase (Decrease) in cash and cash equivalents	(1,547)	17,184

Cash and cash equivalents at beginning of period	31,083	47,793
Cash and cash equivalents at end of period	29,536	64,977

See accompanying notes.

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement
June 30, 2017
(In thousands of reais)

1. Operations

1.1. General information

Estre Ambiental S.A. and its subsidiaries, hereinafter referred to as “Company” or “Estre”, was incorporated on May 4, 1999, under the laws of the Federative Republic of Brazil as a privately-held company headquartered at Av. Presidente Juscelino Kubitschek, 1.830, Tower—2º and 3º floors, Itaim Bibi, in the city and state of São Paulo.

The Company is the largest waste management Company in Brazil. The Company operates its own landfills and is engaged in the final treatment of hazardous wastes (blending units, bioremediation of contaminated soil and landfills), temporary storage of waste, collection and burning of landfill biogas, environmental consulting services, recycling, reverse manufacturing of electrical and electronic devices, waste collection, among others. In the provision of these services, the Company applies strict controls over potential environmental impacts, customized environment management models and provides assistance to its customers.

Estre operates in different regions of Brazil, with waste treatment sites and final disposal in important locations in the Southeast, South and Northeast regions of Brazil.

In order to improve profitability and to restore the economic and financial balance and financial position, the Company has developed a restructuring plan for the implementation of improvement actions, which include a focus on operational efficiency and discontinuing contracts with unattractive margins, reviewing contracts for the supply of goods and services, focusing on cost reduction and renegotiation with financial institutions for the extension of the debt maturity, optimizing the use of operating cash flow, including obtaining new funds.

The Company continues its restructuring plan, initially developed in 2013, and reassessed during 2014, 2015 and 2016, which significantly improved its internal procedures and management model. Such restructuring plan included the following:

(a)	Agency agreement for the sale of 51% of its interest in Doña Juana, based in Colombia;
(b)	In 2015, sale of 75% of its interest in Estrans S.A., headquartered in Argentina;
(c)	Replacement of key management positions, including the Chief Executive Officer;
(d)	Reduction in management and leadership head count;
(e)	Review of agreements with various suppliers of goods and services;
(f)	Application of contractual readjustment for public sector customers; and
(g)	Assessment and improvement of tax efficiency.

1.2. Business perspectives

As a result of the restructuring plan mentioned above, in recent years, the Company has substantially reduced its personnel expenses, redesigned the main operations of group companies and assessed the entire context of current tax legislation to improve its tax structure. In addition, the Company is in the process of renegotiating the terms of the debentures, to extend their maturity debt. Management expects that this renegotiation will be completed during the second half of 2017.

The initiatives announced and approved at the end of 2016 have already begun to show positive results, such as:

•	Creation of a sales department solely dedicated to managing and obtaining private sector customers;
•	Restructuring of the Company’s operating system, with migration to SAP and implementation of CRM and Pricing systems (Oracle platforms);
•	Modernization and upgrade of the equipment (Tractor park and landfill equipment);

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

1. Operations (Continued)

•	Replacement of outsourced waste transportation services with owned transportation in specific operations;
•	Replication of the Productivity Gain Project piloted in the Paulínia landfill in other landfill operations;
•	Implementation of measures to renegotiate payment terms and price adjustments in government agreements;
•	Implementation of measures to renegotiate payment terms of overdue accounts receivable.

As a result of these initiatives for the year ended December 31, 2016 and the six months ended June 30, 2017, the Company was able to maintain its liquidity levels that allowed it to effective respond to the adverse economic scenario in the Brazilian economy. It should be noted that there are still uncertainties in relation to the economic and political environment in Brazil that could adversely impact the Company’s expected results.

Additionally, management prepared a monthly cash flow for 2017, projecting a positive cash balance for every month of the year. Investment and growth assumptions were used in accordance with the annual budget approved by the Company’s Board of Directors, macroeconomic indicators in the Focus report of the Central Bank of Brazil, the historical cash collection ratio, rollover of principal and interest of installments of debentures up to the conclusion of the renegotiation process and working capital funding.

Management believes that the annual budget approved by the Board of Directors demonstrate that the Company will continue as a going concern.

On August 16, 2017, the Company and Boulevard Acquisition Corp II (“Boulevard”), a blank check company sponsored by an affiliate of Avenue Capital Group, jointly announced that they have entered into a definitive agreement pursuant to which Boulevard will merge with the Company. Under the terms of the transaction, a new Cayman holding company (“Holdco”) will be formed and all or substantially all of the shareholders of the Company will exchange their shares of the Company for shares of Holdco and as a result the Company will become a subsidiary of Holdco. At the closing, Boulevard will also become a subsidiary of Holdco, through the exchange of approximately US$370 million, which is the cash currently held in trust by Boulevard for shares of Holdco. The US$370 million is expected to be used to repay US$200 million of existing debt of the Company, at a discount on its outstanding principal amount, and to fund the Company’s growth plans and its working capital requirements, as well as transaction expenses.

The transaction, which has been approved by the Boards of Directors of Boulevard and Estre, is expected to be concluded in the fourth quarter of 2017. Conclusion is subject to approval by Boulevard’s shareholders and the satisfaction of other customary closing conditions.

Therefore, management prepared the financial statements for the six months ended June 30, 2017, assuming that the Company will continue as a going concern.

2. Presentation of financial statements and significant accounting practices adopted

2.1. Basis of preparation and presentation of financial statements

The interim condensed consolidated financial statements for the six-month periods ended June 30, 2017 and 2016, have been prepared in accordance with IAS 34—Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2016.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the Company’s annual consolidated financial

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

statements for the year ended December 31, 2016. The new standards effective as of January 1, 2017 did not have any relevant impacts on the financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3. Capital and financial risk management

3.1. Capital management

The Company’s main objectives when managing capital are to safeguard its ability to continue as a going concern, to provide returns to shareholders, and maximize the shareholder value, provide better cash management to ensure availability of credit lines in order to maintain liquidity and obtain funds at the lowest cost possible.

The Company manages its capital structure based on the financial leverage ratio, defined as net debt divided by total equity, and adjustments are made considering the changes in economic conditions. Net debt is defined as loans, financing, and debentures, less cash and cash equivalents and marketable securities. Total capital is defined as equity plus net debt.

There were no changes in the objectives, policies or processes for managing capital during the six months ended June 30, 2017.

	June 30, 2017	December 31, 2016
Loans and financing (Note 10)	15,935	26,697
Debentures (Note 11)	1,785,712	1,665,629
(–) Cash and cash equivalents (Note 4)	(29,536)	(31,083)
(–) Marketable securities	(30)	(14)
Net debt	1,772,081	1,661,229
Equity (capital deficiency)	(479,578)	(621,236)
Equity and net debt	1,292,503	1,039,993
Financial leverage ratio—%	137%	160%

4. Cash and cash equivalents

Cash and cash equivalents is a follows:

Description	June 30, 2017	December 31, 2016
Cash	156	110
Bank account	4,710	2,861
Bank Deposit Certificates(a)	24,670	28,112
Total	29,536	31,083
(a)	Refers to highly-liquid Bank Deposit Certificates (CDBs) under repurchase agreements with returns substantially tied to variation ranging between 90.0% and 102.0% of the Brazilian Interbank Deposit Certificate (CDI) rate.

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

5. Trade accounts receivable

Description	June 30, 2017	December 31, 2016
Trade accounts receivable—billed	751,624	695,346
Trade accounts receivable—pending billing	197,827	179,465
Trade accounts receivable—services rendered	949,451	874,811
Carbon credits(a)	1,600	3,023
	951,051	877,834
(–) Allowance for doubtful accounts	(132,315)	(141,068)
Total	818,736	736,766
Current	798,761	716,791
Non-current	19,975	19,975
(a)	Refers to the Clean Development Mechanism (MDL), whereby the biogas generated in a landfill, is burnt and entitles the Company with carbon credits. The Company entered into an agreement on June 17, 2015 with Nordic Environment Finance Corporation.

The aging of trade accounts receivable is as follows:

Description	June 30, 2017	December 31, 2016
Unbilled	197,827	179,466
Falling due	198,726	146,979
Overdue up to 30 days	43,949	72,000
Overdue from 31 to 60 days	31,471	53,277
Overdue from 61 to 90 days	23,027	59,034
Overdue from 91 to 180 days	88,946	121,657
Overdue from 181 to 360 days	222,571	93,930
Overdue for more than 361 days	144,534	151,491
Total	951,051	877,834

Changes in allowance for doubtful accounts are as follows:

	Six months ended June 30,
Description	2017	2016
Opening balance—December 31	(141,068)	(153,937)
Additional allowance	(112,464)	(150,204)
Reversal of allowance	121,217	187,199
Closing balance—June 30	(132,315)	(116,942)

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

6. Related parties

a)	Loans and reimbursement of expenses

In the ordinary course of business the Company receives or loans cash to its related parties.

At June 30, 2017 and December 31, 2016, intercompany loan balances were as follows:

Assets	June 30, 2017	December 31, 2016
CGR Catanduva Centro Ger. Resíduos Ltda.	2,823	595
Attend Ambiental	9,157	9,157
Subsidiaries—Other	80	—
Total	12,060	9,752
Liabilities	June 30, 2017	December 31, 2016
Consorcio Soma	1,550	1,350
Enc Energy Sgps, S.A.	1,000	1,000
Subsidiaries—Other	504	229
Total	3,054	2,579
b)	Other related-party transactions

The Company conducts transactions under specific conditions and terms with related parties, as agreed between the parties, based on the type of operation. Thus, revenue and expenses from such transactions could be different had they been conducted with third parties.

Revenues and accounts receivable from related parties for waste management services provided, included under Revenue from services and Accounts receivable, respectively, are as follows:

	Revenues
	Six months ended June 30,		Trade accounts receivable
	2017	2016	June 30, 2017	December 31, 2016
Consórcio Soma	5,556	8,107	10,904	9,898
CGR Catanduva Centro Ger Resíduos Ltda.	—	247	—	507
Logistica Ambiental de Sao Paulo—Loga	175	1,445	—	—
Attend Ambiental	9	29	9	94
Other	18	66	—	15
Total	5,758	9,894	10,913	10,514

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

6. Related parties (Continued)

Costs with and accounts payable to related parties for waste management services provided, included under Cost of services and Trade accounts payable, respectively, are as follows:

	Cost
	Six months ended June 30,		Trade accounts payable
	2017	2016	June 30, 2017	December 31, 2016
Terrestre Ambiental Ltda.	13	22	3	—
Consórcio Soma	—	—	—	472
Unidade de Tratamento de Resíduos S.A.	62	152	89	53
CGR Catanduva Centro Ger Residuos Ltda.	355	—	97	—
Logística Ambiental de São Paulo—Loga.	—	—	34	35
Attend Ambiental	1,771	—	1,571	1,349
Total	2,201	174	1,794	1,909
c)	Interest expense on loans and debentures

As mentioned in Note 11, the Company has debentures issued held by its shareholder BTG Pactual.

	Financial expenses
	Six months ended June 30,		Debentures
Related party	2017	2016	June 30, 2017	December 31, 2016
Debentures with Banco BTG Pactual S.A.	(65,114)	(63,282)	971,843	906,729
d)	Key management personnel compensation

Key management personnel compensation of the Company is as follows:

	Six months ended June 30,
Description	2017	2016
Salaries and social security charges	3,754	3,709
Bonuses and social security charges	6,218	5,946
Total compensation	9,972	9,655

The compensation of key management personnel of the Company and its subsidiaries includes salaries and bonuses, vacation benefits and 13th month’s salary payment, social security contribution tax (INSS), unemployment compensation fund (FGTS) and variable compensation program.

The Company does not offer any additional post-employment benefits to its employees, and does not offer other additional benefits.

Balances payable to the Company’s key management personnel are recorded in Labor payable.

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

7. Investments

7.1. Investments

Investments are classified as follows:

Description	June 30, 2017	December 31, 2016
Investments	32,640	44,467
Goodwill on investment acquisition	69,968	70,185
Total investments	102,608	114,652
Provision for investment losses	(185)	(185)
Presented in discontinued operations (Note 7.2)	(16,433)	(18,364)
Investments, net	85,990	96,103

7.2. Discontinued operation

The Company classified its investment in Doña Juana as an asset held for sale in accordance with IFRS 5—Non-current assets held for sale and discontinued operations (“IFRS 5”) and accounts for the investment under the equity method in accordance with IAS 28, Investments in Associates and Joint Ventures.

The breakdown of the investment in Doña Juana is as follows:

	June 30, 2017	December 31, 2016
Doña Juana’s equity	(35,851)	(36,008)
Investment—Estre Ambiental—51% (interest) (Note 7.1)	(16,433)	(18,364)
Advances received	(5,856)	(5,856)
Total	(22,289)	(24,220)

8. Property, plant and equipment

Description	Weighted average rate p.a. %	Costs	Accumulated Depreciation	June 30, 2017	December 31, 2016
Landfills—land and implementation of cells(a)	14.46	678,822	(371,219)	307,603	287,088
Buildings and facilities	2.32	180,823	(57,837)	122,986	127,308
Biogas burning facilities	7.65	9,386	(2,304)	7,082	7,185
Operating equipment	4.46	191,521	(93,160)	98,361	108,897
Vehicles	9.27	300,628	(225,981)	74,647	88,895
UVR—Waste recovery unit	8.1	60,890	(20,623)	40,267	42,375
Other property, plant and equipment	5.36	37,151	(20,753)	16,398	17,605
Advances to suppliers and construction in progress(b)	—	22,481	—	22,481	18,616
Total		1,481,702	(791,877)	689,825	697,969
(a)	Land intended for landfills and respective buildings are subject to depletion and depreciation calculated based on the usage volume of the landfill. In 2016 and the six-month period ended June 30, 2017, depletion and depreciation weighted average rate was 14.46% p.a. Landfills include decommissioning cost as explained in Note 12.
(b)	Advance to suppliers, refers to the acquisition of engines for the energy business and construction in progress refers basically to landfill cell projects of the Company and its subsidiaries.

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

8. Property, plant and equipment  (Continued)

Guarantee

Financing of property, plant and equipment of subsidiaries are secured by guaranties granted by the Company. Project financing is subject to additional bank guarantee and financing of machinery and equipment items are guaranteed by lien on assets and finance leases.

Useful lives of property, plant and equipment

The Company reviews the estimated useful lives of property, plant and equipment items at the end of each reporting period, based on the estimated useful lives of the assets, according to technical appraisal reports internally prepared.

Finance lease agreements

The net carrying amount of property, plant and equipment under finance lease agreements at June 30, 2017 was R$3,300 and R$854 in December 31, 2016.

Impairment test

Management annually reviews the net carrying amount of assets in order to assess events or changes in economic, operating or technological circumstances that may indicate deterioration or impairment. When such evidence is identified and the carrying amount exceeds the recoverable amount, a provision for impairment is recorded to adjust the carrying amount to the recoverable amount.

Changes in property, plant and equipment for the six months ended June 30, 2017 and June 30, 2016 were as follows:

	December 31, 2016	Additions	Disposals	Transfer	June 30, 2017
Costs
Landfills (land and implementation of cells)	638,346	39,950	—	526	678,822
Buildings	180,179	707	(63)	—	180,823
Biogas burning facilities	9,255	—	—	131	9,386
Operating equipment	191,545	3,027	(3,051)	—	191,521
Vehicles	300,422	1,114	(908)	—	300,628
UVR—Waste recovery unit	60,700	143	—	47	60,890
Other property, plant and equipment	36,704	244	(388)	591	37,151
Advances to suppliers and Construction in progress(a)	18,616	5,160	—	(1,295)	22,481
Total costs	1,435,767	50,345	(4,410)	—	1,481,702
Depreciation
Landfills (land and implementation of cells)	(351,258)	(19,961)	—	—	(371,219)
Buildings	(52,871)	(5,005)	39	—	(57,837)
Biogas burning facilities	(2,070)	(235)	1	—	(2,304)
Operating equipment	(82,648)	(11,777)	1,265	—	(93,160)
Vehicles	(211,527)	(15,282)	828	—	(225,981)
UVR—Waste recovery unit	(18,325)	(2,298)	—	—	(20,623)
Other property, plant and equipment	(19,099)	(1,948)	294	—	(20,753)
Total depreciation	(737,798)	(56,506)	2,427	—	(791,877)
Total property, plant and equipment, net	697,969	(6,161)	(1,983)	—	689,825
(a)	Construction in progress refers basically to landfill cell projects of the Company and its subsidiaries.

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

8. Property, plant and equipment  (Continued)

	December 31, 2015	Additions	Disposals	Transfer	June 30, 2016
Costs
Landfills (land and implementation of cells)	566,840	2,929	(1,556)	16,110	584,323
Buildings	171,387	1,686	(945)	41	172,169
Biogas burning facilities	8,795	—	—	181	8,976
Operating equipment	157,369	12,390	(1,800)	1,316	169,275
Vehicles	273,443	3,632	(2,521)	1,006	275,560
UVR—Waste recovery unit	60,700	—	—	47	60,747
Other property, plant and equipment	35,681	15,177	(127)	68	50,799
Advances to suppliers and Construction in progress(a)	12,381	11,360	—	(18,769)	4,972
Total costs	1,286,596	47,174	(6,949)	—	1,326,821
Depreciation
Landfills (land and implementation of cells)	(279,979)	(24,260)	568	—	(303,671)
Buildings	(43,490)	(7,210)	3	—	(50,697)
Biogas burning facilities	(1,622)	(224)	—	—	(1,846)
Operating equipment	(63,984)	(7,368)	481	—	(70,871)
Vehicles	(170,405)	(17,542)	674	—	(187,273)
UVR—Waste recovery unit	(13,742)	(2,291)	—	—	(16,033)
Other property, plant and equipment	(14,597)	(2,975)	26	—	(17,546)
Total depreciation	(587,819)	(61,870)	1,752	—	(647,937)
Total property, plant and equipment, net	698,777	(14,696)	(5,197)	—	678,884
(a)	Construction in progress refers basically to landfill cell projects of the Company and its subsidiaries.

9. Intangible assets

At June 30, 2017 and December 31, 2016, the breakdown of intangible assets is as follows:

	Useful life (average in months)	Cost	Accumulated Amortization	Net
Description				June 30, 2017	December 31, 2016
Software	60	28,064	(15,077)	12,987	9,794
Other intangible assets		20,621	(6,638)	13,983	13,983
Customer relationship(a)	36	131,512	(99,197)	32,315	36,154
Licenses(a)	—	24,705	—	24,705	24,705
Goodwill on acquisitions	—	470,886	—	470,886	469,196
Total		675,788	(120,912)	554,876	553,832
(a)	The Company engaged a valuation specialist to determine the fair value of identifiable intangible assets, consisting mainly of customer relationships, which are subject to amortization based on the contractual conditions set forth in each case.

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

9. Intangible assets (Continued)

Changes in intangible assets at June 30, 2017 and December 31, 2016 are as follows:

	December 31, 2016	Additions	June 30, 2017
Costs
Software	22,893	5,171	28,064
Other intangible assets	20,621	—	20,621
Customer relationship	130,690	822	131,512
Projects in progress	24,705	—	24,705
Goodwill on acquisitions	469,196	1,690	470,886
	668,105	7,683	675,788
Amortization
(–) Software	(13,099)	(1,978)	(15,077)
(–) Other intangible assets	(6,638)	—	(6,638)
Customer relationship	(94,536)	(4,661)	(99,197)
Total amortization	(114,273)	(6,639)	(120,912)
Total intangible assets, net	553,832	1,044	554,876
	December 31, 2015	Additions	June 30, 2016
Costs
Software	15,380	2	15,382
Other intangible assets	20,621	—	20,621
Customer relationship	130,690	—	130,690
Projects in progress	24,705	—	24,705
Goodwill on acquisitions	513,986	—	513,986
	705,382	2	705,384
Amortization
(–) Software	(9,940)	(561)	(10,501)
(–) Other intangible assets	(6,638)	—	(6,638)
Customer relationship	(81,679)	(7,065)	(88,744)
Total amortization	(98,257)	(7,626)	(105,883)
Total intangible assets, net	607,125	(7,624)	599,501

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

10. Loans and financing

The breakdown of loans and financing is as follows:

				June 30, 2017	December 31, 2016
Working capital	Working capital		CDI + Interest from 7%	—	1
	Working capital		IPC + Interest from 7%	—	2,406
BNDES	FINAME	(a)	TJLP + Interest from 3.9% to 5.5%	2,828	4,538
	FINAME	(a)	TJLP + Interest from 10.30% to 12.90%	48	64
	FINAME	(a)	TJLP + Interest from 1% to 12.9%	8	1,294
	FINAME	(a)	TJLP + Interest from 2.5% to 4.6%	4,712	6,239
	FINAME	(a)	TJLP + Interest from 5.1% to 9%	3,392	6,376
Lease	Lease	(b)/(c)	CDI + Interest from 3.86%/ Interest from 7.17% to 23.27%	4,947	5,779
Total loans and financing		(d)		15,935	26,697
Current				9,884	16,732
Non-current				6,051	9,965
(a)	Financing for investment in infrastructure and implementation of new waste treatment units and fleet renewal. These are guaranteed by the financed items and Company’s and shareholders’ collateral guarantees.
(b)	Finance lease, guaranteed by the leased item.
(c)	Future minimum lease payments, under finance lease agreements together with the present value of minimum lease payments, are as follows:
	June 30, 2017		December 31, 2016
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Within one year	4,858	1,522	4,858	1,522
After one year, but before five years	9,961	2,533	12,405	3,057
Total minimum lease payments	14,819	4,055	17,263	4,579
Less amounts representing financial charges	(9,872)	—	(11,484)	—
Present value of minimum lease payments	4,947	4,055	5,779	4,579
(d)	Changes in loans:
	Six months ended June 30, 2017	Six months ended June 30, 2016
(=) Opening balance—December 31	26,697	129,970
(–) Payment of principal	(11,229)	(38,461)
(–) Payment of interest	(2,156)	(6,681)
(+) Accrual of interest	2,623	4,477
(=) Closing balance—June 30	15,935	89,305

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

11. Debentures

Debentures are presented in local currency:

			June 30, 2017	December 31, 2016
1st issue	(a)	CDI + Interest from 2.95%	971,843	906,729
2nd issue	(a)	CDI + Interest from 2.60%	814,611	761,307
Borrowing costs	(b)		(742)	(2,407)
Total			1,785,712	1,665,629
(a)	At December 31, 2016 and June 30, 2017, the Company failed to comply with the covenants related to the maintenance of certain financial ratios as well as failed to meet the principal repayment schedule as of June 30, 2017, and did not obtain any waivers from the debenture holders, therefore, as of December 31, 2016 and June 30, 2017 the debentures have been included in current liabilities in the statement of financial position. On July 10, 2017, the Company successfully obtained such waivers.

The Company expects to restructure the debentures upon completion of the transaction described in Note 1.2.

(b)	Borrowing costs

Borrowing costs were classified as a reduction of liabilities and are recognized in profit or loss based on the effective interest rate:

Description	June 30, 2017	December 31, 2016
Transaction cost	(2,407)	(7,581)
Accumulated amortization	1,665	5,174
Transaction cost to be amortized	(742)	(2,407)

12. Provision for landfill closure

The balances by landfill are as follows:

Description	June 30, 2017	December 31, 2016
Paulínia	46,994	51,531
Paulínia II	1,249	—
Curitiba	16,455	18,307
Itapevi	13,050	9,611
Aracajú	428	1,774
CGR Guatapará	7,350	8,651
CGR Guatapará—Jardinópolis	2,671	1,378
CGR Guatapará—Piratininga	242	440
Resicontrol—Tremembé	5,311	6,180
Maceió	3,653	2,100
Feira de Santana	807	1,020
Itaboraí	2	628
Sarandi	3	—
Total	98,215	101,620
Current	7,820	15,499
Non-current	90,395	86,121

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

12. Provision for landfill closure (Continued)

Changes in provisions are as follows:

	Six months ended June 30
	2017	2016
Balance at beginning of period	101,620	83,071
Additions	4,600	3,446
Effect of passage of time	6,300	4,183
Reversal	(7,436)	—
Amounts used	(6,869)	—
Balance at end of period	98,215	90,700

The expected timing of outflows are as follows:

Period	June 30, 2017
Up to 1 year	7,820
1 to 5 years	27,110
After 5 years	63,285
Total	98,215

13. Finance income and costs, net

	Six months ended June 30,
	2017	2016
Finance expenses
Monetary variation and interest on loans	(123,064)	(123,604)
Discounts granted	(10,029)	(6,335)
Interest for late payment to suppliers	(3,067)	(7,150)
Interest for late payment of taxes(b)	(162,033)	(52,384)
Other Finance expenses	(17,831)	(16,288)
Total Finance expenses	(316,024)	(205,761)

Finance income
Interest income	2,924	1,829
Gains on investments	1,022	3,216
Other financial income	23	1,567
Inflation adjustments—taxes recoverable(a)	1,801	1,275
Total finance income	5,770	7,887
Total Finance expenses, net	(310,254)	(197,874)
(a)	Inflation adjustments related to income and social contribution tax losses and withheld Social Security (INSS).
(b)	The increase refers, basically, to interest of R$120,424 calculated for lawsuits in progress included in Tax Amnesty Program (Note 16(d)).

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

14. Segment reporting

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
June 30, 2017
Domestic customers	471,364	19,369	202,589	23,630	—	—	716,952
Inter-segment	(45,547)	—	—	—	—	—	(45,547)
Total revenue from services	425,817	19,369	202,589	23,630	—	—	671,405
Cost of services	(328,872)	(10,874)	(124,453)	(16,836)	(38,478)	41,916	(477,597)
Gross profit	96,945	8,495	78,136	6,794	(38,478)	41,916	193,808
Operating income/(expenses):
General and administrative expenses	(11,035)	(278)	(1,429)	(155)	(128,423)	(13,576)	(154,896)
Selling expenses	7,227	—	(891)	—	—	—	6,336
Share of profit of an associate	1,660	—	(862)	1,540	—	—	2,338
Other operating (expenses) income	6,170	(37)	2,320	(152)	9,693	—	17,994
	4,022	(315)	(862)	1,233	(118,730)	(13,576)	(128,228)
Earnings before finance income and costs	100,967	8,180	77,274	8,027	(157,208)	28,340	65,580
Finance expenses	(8,361)	(4,698)	(475)	(622)	(301,868)	—	(316,024)
Finance income	3,772	—	160	90	1,748	—	5,770
Profit (loss) before income and social contribution taxes	96,378	3,482	76,959	7,495	(457,328)	28,340	(244,674)
(–) Current income and social contribution taxes	—	—	—	—	(4,279)	—	(4,279)
(–) Deferred income and social contribution taxes	—	—	—	—	381,558	—	381,558
Profit (loss) for the period	96,378	3,482	76,959	7,495	(80,049)	28,340	132,605
Discontinued operations
Profit after tax for the year resulting from continuing operations	—	—	1,935	—	—	—	1,935
Net income (loss) for the period	96,378	3,482	78,894	7,495	(80,049)	28,340	134,540

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

14. Segment reporting  (Continued)

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
June 30, 2016
Domestic customers	461,518	35,372	191,503	21,271	—	—	709,664
Inter-segment	(41,421)	—	—	—	—	—	(41,421)
Total revenue from services	420,097	35,372	191,503	21,271	—	—	668,243
Cost of services	(331,367)	(23,317)	(172,193)	(11,149)	(16,406)	42,381	(512,051)
Gross profit	88,730	12,055	19,310	10,122	(16,406)	42,381	156,192
Operating income/(expenses)
General and administrative expenses	(19,982)	(423)	(2,513)	(332)	(132,411)	15,219	(140,442)
Selling expenses	43,948	2,810	(11,699)	(1,256)	2,292	—	36,095
Share of profit of an associate	2,787	—	1,518	274	—	—	4,579
Other operating (expenses) income	(2,714)	76	(56)	(38)	(4,861)	—	(7,593)
	24,039	2,463	(12,750)	(1,352)	(134,980)	15,219	(107,361)
Earnings before finance income and costs	112,769	14,518	6,560	8,770	(151,386)	57,600	48,831
Finance expenses	(4,789)	(1,499)	(143)	(1,018)	(198,312)	—	(205,761)
Finance income	185	—	—	76	7,626	—	7,887
Profit (loss) before income and social contribution taxes	108,165	13,019	6,417	7,828	(342,072)	57,600	(149,043)
(–) Current income and social contribution taxes	—	—	—	—	(23,421)	—	(23,421)
(–) Deferred income and social contribution taxes	—	—	—	—	22,055	—	22,055
Profit (loss) for the period	108,165	13,019	6,417	7,828	(343,438)	57,600	(150,409)
Discontinued operations
Profit after tax for the year resulting from continuing operations	—	—	55	—	—	—	55
Net income (loss) for the period	108,165	13,019	6,472	7,828	(343,438)	57,600	(150,354)

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

15. Financial instruments

The Company holds the following financial instruments: investments, contracts with customers, agreements to sell carbon credits, loans, financing, debentures and agreements for purchase Company shares, all of which are under normal market conditions.

These instruments are managed through management strategies, considering liquidity, profitability and risk minimization.

Operations of the Company and its subsidiaries are subject to the following risk factors:

i)	Credit risk

The Company and its subsidiaries minimize their exposure to credit risks associated with cash and cash equivalents and marketable securities by maintaining their investments in first-tier financial institutions and with returns in short-term securities.

The carrying amount of the financial assets represent the maximum exposure of the credit risk. The maximum exposure of the credit risk at the date of the financial statements is:

	Note	June 30, 2017	December 31, 2016
Financial assets
Cash and cash equivalents	4	29,536	31,083
Marketable securities		30	14
Trade accounts receivable	5	818,736	736,766
Receivables from related parties	6	12,060	9,752

Trade accounts receivable

This risk arises from potential losses resulting from uncollectible amounts billed to its customers.

Customer credit risk is managed by each business unit, subject to the procedures, policies and controls established by the Company and its subsidiaries in relation to this risk. Invoices are issued only after formal approval given by the customer.

Trade accounts receivable are mainly denominated in Brazilian Reais. Management monitors the risk involved and adopts necessary measures and procedures, in addition to recording an allowance for doubtful accounts as appropriate.

ii)	Interest rate risk

Such risk arises from the Company’s and its subsidiaries’ exposure to fluctuations in interest rates on their financial assets and liabilities. In order to mitigate this risk, the Company and its subsidiaries seek to diversify by raising funds with instruments subject to fixed or floating rate.

The Company is exposed to the risk of interest rate fluctuations on its investments, accounts payable for acquisition of investments, loans and financing and debentures.

The Company conducted sensitivity analyses of the interest rate risks to which its financial instruments are exposed to. For the analysis of sensitivity to changes in interest rates, management adopted as probable scenario the future interest rates according to quotations obtained from BM&FBOVESPA of 7.38% for CDI and to 6.75% for TJLP. Scenarios II and III we estimated with an increase of 25% and 50%, respectively, whereas scenarios IV and V assume a depreciation of 25% and 50%, respectively, of to the rates in the probable scenario.

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

15. Financial instruments (Continued)

The following table shows the possible impacts on profit or loss in each scenarios presented at June 30, 2017:

			Scenarios
	Exposure	Risk	I—Probable	II 25%	III 50%	IV—25%	V—50%
1—Financial assets
Marketable securities	30	CDI variation	2	1	1	(1)	(1)
			2	1	1	(1)	(1)
2—Financial liabilities
Loans and financing Working capital	—	CDI variation	—	—	—	—	—
Finame	(10,988)	TJLP variation	(742)	(186)	(371)	186	371
Leasing	(4,947)	CDI variation	(365)	(91)	(183)	91	183
Accounts payable from acquisition of investments	(6,816)	CDI variation	(503)	(126)	(252)	126	252
Debentures	(1,785,712)	CDI variation	(131,786)	(32,947)	(65,893)	32,947	65,893
			(133,396)	(33,350)	(66,699)	33,350	66,699
Net financial liabilities			(133,394)	(33,349)	(66,698)	33,349	66,698
iii)	Liquidity risk

Refers to the risk that the Company falls short of liquid funds sufficient to meet their financial commitments and financial liabilities payment (which are settled in cash or by means of other financial assets), due to the mismatch of terms or volume of expected receipts and payments. In order to manage cash liquidity, projections are estimated regarding future payables or receivables, and are daily monitored by the Treasury department. The Company’s objectives in managing this cash follow these priorities:

(i)	Preserving the value of invested capital;
(ii)	Keeping a liquidity level appropriate to the commitments assumed; and
(iii)	Obtaining an appropriate return of the investment portfolio.

The Company’s exposure to the liquidity risk is as follows:

	June 30, 2017				December 31, 2016
	Up to 12 months	1 - 2 years	2 - 5 years	> 5 years	Up to 12 months	1 - 2 years	2 - 5 years	> 5 years
Financial liabilities
Loans and financing	9,884	5,363	688	—	16,732	5,548	4,417	—
Debentures	1,785,712	—	—	—	1,665,629	—	—	—
Trade accounts payable	106,547	—	—	—	108,435	—	—	—
Labor payable	102,636	—	—	—	106,908	—	—	—
Tax liabilities	226,410	170,715	—	—	294,333	236,096	—	—
Accounts payable from acquisition of investments	6,816	—	—	—	4,856	4,856	—	—
Accounts payable from land acquisition	6,336	5,109	—	—	9,112	7,643	—	—

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

15. Financial instruments (Continued)

iv)	Fair value

The estimated fair values were determined using available market information and adequate valuation methodologies. However, considerable judgment is necessary to analyze market information and estimate fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in the current market. The use of different market assumptions and/or estimate methodologies may lead to significant differences in estimated fair values.

The fair value of trade accounts receivable and related-party payables/receivables approximates their carrying amounts mostly due to their short-term maturity.

The carrying amounts and fair values of the Company’s main financial instruments at June 30, 2017 and December 31, 2016 are:

			June 30, 2017		December 31, 2016
	Category	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	Fair value through profit or loss	Level 1	29,536	29,536	31,083	31,083
Marketable securities	Fair value through profit or loss	Level 2	30	30	14	14
Trade accounts receivable	Loans and receivables	Level 2	818,736	818,736	736,766	736,766
Receivables with related parties	Loans and receivables	Level 2	12,060	12,060	9,752	9,752
			860,362	860,362	777,615	777,615
Financial liabilities
Loans and financing	Loans and financing	Level 2	15,935	15,935	26,697	26,697
Trade accounts payable	Loans and financing	Level 2	106,547	106,547	108,435	108,435
Debentures	Loans and financing	Level 2	1,785,712	1,785,712	1,665,629	1,665,629
Loans-related parties	Loans and financing	Level 2	3,054	3,054	2,579	2,579
Accounts payable from acquisition of investments	Loans and financing	Level 2	6,816	6,816	9,712	9,712
Accounts payable from land acquisition	Loans and financing	Level 2	11,445	11,445	16,755	16,755
Obligations relating to discontinued operation
Total current liabilities	Loans and financing	Level 3	22,289	22,289	24,220	24,220
			1,951,798	1,951,798	1,854,027	1,854,027

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

16. Tax liabilities

Description	June 30, 2017	December 31, 2016
PIS payable(a)	22,574	36,676
COFINS payable(a)	99,827	166,285
Service tax payable(b)	28,070	34,198
Withholding service tax payable	285	333
IRPJ payable(c)	41,208	57,742
CSLL payable(c)	18,217	26,765
PIS/COFINS/CSLL payable(d)	313	391
Installment payment of federal taxes(e)	19,329	99,034
Taxes payable under the 2017 Tax Amnesty Program(h)	150,238	—
Installment payment of local taxes(f)	3,007	574
Taxes payable under the tax amnesty program Refis Copa(g)	11,068	105,385
Withholding INSS(i)	161	142
Withholding IRPJ(j)	556	329
Other taxes	2,272	2,575
Total	397,125	530,429
Current	226,410	294,333
Non-current	170,715	236,096
(a)	PIS and COFINS are taxes levied by the Brazilian federal government on gross revenues. The standard rates are 7.60% for PIS and 1.65% for COFINS applicable to entities declaring income tax and social contributions on the ‘actual profits’ basis. These amounts are invoiced to and collected from our customers and recognized as deductions to gross revenue against Tax liabilities, as we are acting as agents collecting these taxes on behalf of the government. PIS and COFINS taxes paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Taxes recoverable and on a monthly basis are offset against PIS and COFINS Tax payable, and presented net as the amounts are due to the same tax authority. Brazilian tax legislation allows smaller entities with less than R$78 million in annual gross revenues to opt to declare income taxes on the ‘presumed profits’ basis. These are subject to lower COFINS and PIS rates of 3.00% and 0.65%, respectively. However, PIS and COFINS taxes on purchases may not be claimed back and will not generate tax credits under the presumed profits basis. At the balance sheet date, the PIS and COFINS payables and receivables were disclosed net as a payable.
(b)	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to our customers for the provision of services we provide. These are recognized as deductions to gross revenue against Tax liabilities, as we are acting as agents collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00% however most of the municipalities in which we operate levy ISS at the higher rate. Each municipality sets slightly different rules regarding the use of credits and withholding of ISS tax on payments to suppliers.
(c)	IRPJ and CSLL are corporate income taxes levied by the Brazilian federal government. The IRPJ rate is 25% and the CSLL rate is 9%, resulting in a combined federal corporate income tax rate of 34% on taxable profits. The expense for current income tax is recognized in the statement of profit or loss under ‘Current income and social contribution taxes’ against tax payable. However, for some entities in the group, advances for the payment of income tax are paid on a quarterly basis during the tax year and are recognized as an asset under Taxes recoverable. Income tax is levied on legal entities individually, with no right of offset between entities in a group. Smaller entities opting to declare income taxes on the ‘presumed profits’ basis are taxed at the same rates on a ‘presumed profit’ of 32% of gross revenues.
(d)	Purchases of certain materials or services require us to retain and pay taxes on behalf of our suppliers. The rate of 4.65% in relation to PIS, COFINS and CSLL tax on applicable purchases is withheld from payments made to suppliers and recognized as a tax liability, with no impact to the statement of profit or loss.
(e)	Refers to installment payment of IRPJ, CSLL, PIS and COFINS, in 30 to 60 installments, adjusted by the SELIC rate. The accrual of interest on this liability is recognized as a financial expense under the line item—’Interest for late payment of taxes’.
(f)	Refers mainly to ISS payable to the Paulínia City Government in 36 installments, not subject to inflation adjustment or interest.
(g)	In August 2014, the Company joined a tax amnesty program (“REFIS da Copa”) that enabled the Company to settle certain tax contingencies in installment payments with reduced payment of interest and fines. The accrual of interest on this liability is recognized as a financial expense under the line item—’Interest for late payment of taxes’.
(h)	In May 2017, the Company joined a tax amnesty program (“2017 Tax Amnesty Program”) that enabled the Company to settle certain tax contingencies in installment payments without paying interest and fines. See below.

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

16. Tax liabilities  (Continued)

(i)	INSS is a social security charge levied on wages paid to employees. On certain purchases of services we are required to withhold 11% of the amounts billed by our suppliers and pay INSS tax on their behalf, with no impact to the statement of profit or loss.
(j)	On certain purchases of services we are required to withhold 1.5% of the amounts billed by our suppliers and pay IRPJ (Income tax) on their behalf, with no impact to the statement of profit or loss.

2017 Tax Amnesty Program

On May 31, 2017, the Company joined a tax amnesty program (the “2017 Program”), under which the Company settled the payment of certain unpaid overdue taxes and tax contingencies, including some which were in litigation, through November 30, 2016 including interest and fines.

The 2017 Program allowed for the use of unused tax loss carryforward to settle the tax liability under the program. As a result, the Company recognized in income the tax loss carryforward amount that was used to settle the tax liability under the program. In addition, the Company recognized a tax liability as follows:

As of May 31, 2017 R$
Tax provision balance recorded in prior periods	355,846
Tax liability recorded during the period	174,028
Total tax liability to be settled under the program	529,874
Tax loss carryforward used to settle the tax liability under the program	(370,217)
Total tax liability balance to be settled in installment payments	159,657

The balance of R$ 159,657 will be paid as follows:

•	R$ 127,170 in 24 installment payments
•	R$ 32,487 in 60 installment payments

The tax liability balance as of June 30,2017 was as follows:

R$
Balance as of May 31,2017	159,657
Payments	(10,911)
Accrued interest	1,492
Balance as of June 30, 2017	150,238
Current	70,783
Non-current	79,455

17. Selling expenses

Description	June 30, 2017	June 30, 2016
Advertising and promotion expenses	(2,417)	(900)
Reversal (addition) of allowance for doubtful accounts	8,753	36,995
	6,336	36,095

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

18. Provision for legal proceedings

In the ordinary course of business, the Company are exposed to certain contingencies and risks. The provision for contingencies includes labor, tax and civil proceedings under dispute at the administrative and legal levels, based on management’s analysis and the opinion of the Company’s legal counsel, for cases in which the likelihood of loss is considered probable, as follows:

Nature	June 30, 2017	December 31, 2016
Labor proceedings(a)	51,524	48,658
Tax proceedings(b)	113,130	98,231
Civil proceedings	3,187	1,565
Total	167,841	148,454
(a)	Primarily consists of law suits filed by former employees claiming severance payment, overtime, additional payment for transfers, among others, for individually significant amounts.
(b)	The Company recorded a provision for tax contingency regarding levy of taxes, substantially concerning Tax on Financial Transactions (IOF) and INSS.

The Company has the following contingent liabilities referring to proceedings classified by legal counsels as possible losses, for which no provision has been recorded:

Nature	June 30, 2017	December 31, 2016
Labor proceedings(a)	11,897	10,043
Civil proceedings(b)	42,154	35,456
Total	54,051	45,499
(a)	Refers mainly to labor lawsuits arising from employees and third party claims, joint liability, hazard pay and health hazard allowance.
(b)	Refers basically to: i) lawsuit filed by the São Paulo State Prosecutor’s Office challenging the lawfulness of five agreements entered into between the city government of Taboão da Serra and the investee Viva Ambiental regarding provision of public cleaning services. In 2014, the Federal Prosecutor’s Office (“MPF”) requested the return of total emergency agreements entered into by and between Viva and Taboão City, which amounted to R$154,123. In 2015, sellers of VIVA filed an injunction for early presentation of proof, and requested legal expert inspection that detected misstatements in amounts requested by the MPF. The outcome of this inspection indicated a possible loss amount of approximately R$19,123; ii) indemnification claim for payment of suspended use of patented technology of royalty payment and pain and suffering of indirect subsidiary Pollydutos, whose amount under discussion in 2014 amounted to R$43,309. Beginning January 2015, Pollydutos, which was part of the Company, left the Company through a barter transaction.

Changes in provisions for contingencies are as follows:

	Labor proceedings	Tax proceedings	Civil proceedings	Total
Balance on December 31, 2015	41,256	70,827	2,410	114,493
Additions	22,536	34,179	1,175	57,890
Reversals	(9,032)	(6,775)	(1,576)	(17,383)
Payments	(6,102)	—	(444)	(6,546)
Balance at December 31, 2016	48,658	98,231	1,565	148,454
Additions	67,816	15,988	1,812	85,616
Reversals	(57,626)	(1,089)	(101)	(58,816)
Payments	(7,324)	—	(89)	(7,413)
Balance at June 30, 2017	51,524	113,130	3,187	167,841

Estre Ambiental S.A.

Notes to unaudited the interim condensed consolidated financial statement (Continued)
June 30, 2017
(In thousands of reais)

19. Subsequent event

In October 2017, Estre entered into three independent memorandums of understanding to acquire three waste management companies in Brazil. All three transactions are expected to be completed by January 2018, however, there is no guarantee that the transactions will close according to these timing expectations, or at all. In the aggregate, the three companies expected to be acquired operate 229 collection vehicles and one landfill asset, servicing 97 clients, and, based on Estre’s diligence process at this juncture, are expected to have combined annual revenues of R$213 million in 2017. However, actual results may differ from these estimates. Estre believes that the acquisitions will position the company to expand in three distinct, strategically-important geographic areas. The three transactions are independent of each other, are with unrelated sellers and are not conditioned on each other.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Estre Ambiental S.A.

We have audited the consolidated balance sheets of Estre Ambiental S.A. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Estre Ambiental S.A. at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Emphasis of matter

Going-concern consideration

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a Going-concern. As discussed in Note 1.2, the Company is under financial and corporate restructuring, since it has recurring losses from operations, a net capital deficiency of R$621,236 thousand and a negative working capital of R$1,365,247 thousand, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

São Paulo, Brazil,
August 29, 2017

/s/ ERNST & YOUNG
Auditores Independentes S.S.

Estre Ambiental S.A.

Statement of financial position
December 31, 2016 and 2015
(In thousands of Brazilian Reais)

	Note	2016	2015
Assets
Current assets
Cash and cash equivalents	4	31,083	47,793
Marketable securities	5	—	12,088
Trade accounts receivable	6	716,791	512,722
Inventories	—	8,747	8,116
Taxes recoverable	7	117,782	92,085
Receivables from divestiture	8	—	41,286
Other receivables	9	38,763	34,587
Total current assets		913,166	748,677
Non-current assets
Marketable securities	5	14	24,176
Related parties	10	9,752	21,276
Trade accounts receivable	6	19,975	19,092
Taxes recoverable	7	4,452	22,163
Prepaid expenses	—	3,250	4,548
Deferred taxes	24	41,057	25,874
Other receivables	9	7,686	12,699
Fair value of call option	1.4.5	—	20,865
Investments	11	114,652	104,262
Property, plant and equipment	12	697,969	698,777
Intangible assets	13	553,832	607,125
Total non-current assets		1,452,639	1,560,857
Total assets		2,365,805	2,309,534
Liabilities and equity
Current liabilities
Loans and financing	14	16,732	64,133
Debentures	15	1,665,629	1,417,081
Trade accounts payable	16	108,435	96,472
Provision for landfill closure	21	15,499	—
Labor payable	17	106,908	97,581
Tax liabilities	18	294,333	213,850
Accounts payable from acquisition of investments	19	4,856	47,041
Loans from related parties	10	2,579	23,060
Advances from customers	—	640	3,481
Accounts payable from land acquisition	20	9,112	10,625
Other liabilities		29,470	6,591
		2,254,193	1,979,915
Obligations relating to discontinued operation	11.2	24,220	17,903
Total current liabilities		2,278,413	1,997,818
Non-current liabilities
Loans and financing	14	9,965	20,177
Provision for landfill closure	21	86,121	83,071
Provision for legal proceedings	22	148,454	114,493
Provision for investment losses	11	185	186
Accounts payable from acquisition of investments	19	4,856	26,710
Tax liabilities	18	236,096	213,100
Deferred taxes	24	175,556	110,618
Accounts payable from land acquisition	20	7,643	13,079
Other liabilities		39,752	18,064
		708,628	599,498
Equity
Capital	23	108,104	108,104
Capital reserve	23	748,539	743,657
Other comprehensive income	23	1,671	1,526
Treasury shares	23	(37,403)	(37,403)
Accumulated losses	23	(1,448,724)	(1,110,408)
		(627,813)	(294,524)
Non-controlling interest		6,577	6,742
Total equity		(621,236)	(287,782)
Total liabilities and equity		2,365,805	2,309,534

See accompanying notes.

Estre Ambiental S.A.

Statements of profit or loss
Years ended December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, except for loss per share)

	Note	2016		2015		2014
Revenue from services rendered	25		1,393,033		1,338,891		1,293,637
Cost of services	26		(1,015,824)		(988,059)		(971,141)
Gross profit			377,209		350,832		322,496

Operating income (expenses)
General and administrative expenses	27		(231,932)		(223,292)		(248,856)
Selling expenses	28		10,495		13,290		(42,039)
Share of profit of an associate	11.1		10,152		11,085		40,559
Other operating (expenses) income, net	29		(69,219)		(10,031)		197,381
			(280,504)		(208,948)		(52,955)
Profit before finance income and expenses			96,705		141,884		269,541
Finance expenses	30		(383,650)		(369,061)		(388,425)
Finance income	30		53,622		30,192		27,412
Profit (loss) before income and social contribution taxes			(233,323)		(196,985)		(91,472)

Current income and social contribution taxes	24		(55,435)		(5,710)		(48,109)
Deferred income and social contribution taxes	24		(49,755)		12,604		41,574
Loss for the year from continuing operations			(338,513)		(190,091)		(98,007)

Discontinued operations
Profit (loss) after income and social contribution tax from discontinued operations	11.2		41		(4,521)		(44,228)
Loss for the year			(338,472)		(194,612)		(142,235)
Attributable to:
Non-controlling interests			(156)		(16)		(19,422)
Equity holders of the parent			(338,316)		(194,596)		(122,813)

Earnings per share:
Basic and diluted loss for the year attributable to ordinary equity holders of the parent (in Reais)	35	R$	(3.1310)	R$	(1.8002)	R$	(1.3157)

Basic and diluted, loss from continuing operations attributable to ordinary equity holders of the parent (in Reais)	35	R$	(3.1314)	R$	(1.7584)	R$	(0.9066)

See accompanying notes.

Estre Ambiental S.A.

Statements of other comprehensive income
Years ended December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais)

	Note	2016	2015	2014
Loss for the year		(338,472)	(194,612)	(142,235)
Other comprehensive income (loss) to be reclassified to profit or loss for the year in subsequent periods
Currency translation adjustment	23.5	145	2,262	(955)
Comprehensive loss for the year		(338,327)	(192,350)	(143,190)
Attributable to:
Non-controlling interests		(156)	(16)	(19,422)
Equity holder of the parent		(338,171)	(192,334)	(123,768)

See accompanying notes.

Estre Ambiental S.A.

Statements of changes in equity (capital deficiency)
Years ended December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais)

		Attributable to Company’s controlling shareholders
			Capital reserve
	Note	Capital	Capital reserve	Share- based payment reserve	Other comprehensive income	Treasury shares	Accumulated losses	Total attributable to shareholders	Non- controlling interest	Total
Balances at December 31, 2013		108,104	743,269	—	219	—	(792,999)	58,593	21,137	79,730
Currency translation adjustment	23.5	—	—	—	(955)	—	—	(955)	—	(955)
Loss for the year	—	—	—	—	—	—	(122,813)	(122,813)	(19,422)	(142,235)
Non-controlling interest	23.7	—	—	—	—	—	—	—	955	955
Balances at December 31, 2014		108,104	743,269	—	(736)	—	(915,812)	(65,175)	2,670	(62,505)
Currency translation adjustment	23.5	—	—	—	2,262	—	—	2,262	—	2,262
Loss for the year	—	—	—	—	—	—	(194,596)	(194,596)	(16)	(194,612)
Granting of options	23.3	—	—	9,151	—	—	—	9,151	—	9,151
Transaction with shareholders’ Estre O&G	1.3.1	—	(8,763)	—	—	—	—	(8,763)	—	(8,763)
Treasury shares	1.3.1/23.2	—	—	—	—	(37,403)	—	(37,403)	—	(37,403)
Non-controlling interest	23.7	—	—	—	—	—	—	—	4,088	4,088
Balances at December 31, 2015		108,104	734,506	9,151	1,526	(37,403)	(1,110,408)	(294,524)	6,742	(287,782)
Currency translation adjustment	23.5	—	—	—	145	—	—	145	—	145
Loss for the year	—	—	—	—	—	—	(338,316)	(338,316)	(156)	(338,472)
Options granted	23.3	—	—	28,937	—	—	—	28,937	—	28,937
Options exercised through cash payments	23.3	—	—	(24,055)	—	—	—	(24,055)	—	(24,055)
Non-controlling interest	23.7	—	—	—	—	—	—	—	(9)	(9)
Balances at December 31, 2016		108,104	734,506	14,033	1,671	(37,403)	(1,448,724)	(627,813)	6,577	(621,236)

See accompanying notes.

Estre Ambiental S.A.

Statements of cash flows
Years ended December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais)

	2016	2015	2014
Operating activities
Loss after tax from continuing operations	(338,513)	(190,091)	(98,007)
Profit (loss) after tax from discontinued operations	41	(4,521)	(44,228)
Loss for the year	(338,472)	(194,612)	(142,235)
Adjustments to reconcile to net cash flows:
Depreciation, amortization and depletion	168,111	157,794	141,718
Allowance for doubtful accounts	(12,843)	(15,175)	38,172
Residual value on disposal of PP&E/intangible assets	3,694	18,131	25,821
Share of profit of an associate	(10,152)	(11,085)	(40,559)
Capital gain (loss) on divestiture	—	—	(236,197)
Goodwill impairment	44,790	14,842	43,154
Provision for income and social contribution taxes	55,435	5,710	48,109
Deferred income and social contribution taxes	49,755	(12,604)	(41,574)
Additions to provision for legal proceedings, net of reversals	40,507	43,063	39,237
Fair value of call option	20,865	10,705	(31,570)
Monetary variation, financial charges and interest	280,204	291,716	338,209
Expenses of SOP	28,937	9,151	—
Working capital adjustments:
Trade accounts receivable	(192,109)	(48,112)	(121,100)
Taxes recoverable	3,646	(16,170)	(9,752)
Inventories	(631)	(2,147)	970
Advances to suppliers	3,686	6,348	(5,138)
Prepaid expenses	261	(5,467)	(2,780)
Other receivables	39,227	(46,569)	13,856
Trade accounts payable	11,962	(8,471)	122
Labor payable	9,327	20,375	(19,595)
Tax liabilities	5,617	12,366	66,059
Provision for legal proceedings	(6,546)	(5,884)	(4,502)
Other	17,173	25,639	(11,164)
Related parties	(8,956)	(8,656)	16,691
Cash flow provided by operating activities	213,488	240,888	105,952
Investing activities
Capital contribution in subsidiaries	(4,916)	—	(20,420)
Payment for acquisition of subsidiaries	(64,039)	(10,462)	(3,620)
Dividends received	4,925	12,555	43,264
Marketable securities	41,256	23,493	17,272
Acquisition of fixed assets	(136,431)	(114,693)	(85,945)
Acquisition of Intangible asset	(7,513)	(6,683)	(17,292)
Proceeds from disposal of investment in subsidiaries	—	—	668,006
Net cash (used in) provided by investing activities	(166,718)	(95,790)	601,265
Financing activities
Proceeds from loans and financing obtained	6,540	42,160	183,040
Repayment of loans and financing and debentures	(60,514)	(222,458)	(803,693)
Payment of interest and financial charges	(9,506)	(30,111)	(46,288)
Net cash used in financing activities	(63,480)	(210,409)	(666,941)
Increase (decrease) in cash and cash equivalents	(16,710)	(65,311)	40,276
Cash and cash equivalents at beginning of year	47,793	113,104	72,828
Cash and cash equivalents at end of year	31,083	47,793	113,104

See accompanying notes.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations

1.1. General information

Estre Ambiental S.A. and its subsidiaries, hereinafter referred to as “Company” or “Estre”, was incorporated on May 4, 1999, under the laws of the Federative Republic of Brazil as a privately-held company headquartered at Av. Presidente Juscelino Kubitschek, 1.830, Tower—2° and 3° floors, Itaim Bibi, in the city and state of São Paulo.

The Company is waste management company in Brazil. The Company operates its own landfills and is engaged in the final treatment of hazardous wastes (blending units, bioremediation of contaminated soil and landfills), temporary storage of waste, collection and burning of landfill biogas, environmental consulting services, recycling, reverse manufacturing of electrical and electronic devices, waste collection, among others. In the provision of these services, the Company applies strict control over potential environmental impacts, customized environment management models and provides assistance to its customers.

Estre operates in different regions of Brazil, with waste treatment sites and final disposal in important locations in the Southeast, South and Northeast regions of Brazil.

In order to improve profitability and to restore the economic and financial balance and financial position, the Company has developed a restructuring plan for the implementation of improvement actions, which include a focus on operational efficiency and discontinuing contracts with unattractive margins, reviewing contracts for the supply of goods and services, focusing on cost reduction and renegotiation with financial institutions for the extension of the debt maturity, optimizing the use of operating cash flow, including obtaining new funds.

The Company continues its restructuring plan, initially developed in 2013, and reassessed during 2014, 2015 and 2016, which significantly improved its internal procedures and management model. Such restructuring plan included the following:

(a)	Agency agreement for the sale of 51% of its interest in Doña Juana, based in Colombia (Note 1.3.4);
(b)	In 2015, sale of 75% of its interest in Estrans S.A., headquartered in Argentina (Note 1.3.3);
(c)	Replacement of key management positions, including the Chief Executive Officer;
(d)	Reduction in management and leadership head count;
(e)	Review of agreements with various suppliers of goods and services;
(f)	Application of contractual readjustment for public sector customers; and
(g)	Assessment and improvement of tax efficiency.

1.2. Business perspectives

As a result of the restructuring plan mentioned above, in recent years, the Company has substantially reduced its personnel expenses, redesigned the main operations of the Company and assessed the entire context of current tax legislation to improve its tax structure. In addition, the Company is in the process of renegotiating the terms of the debentures, to extend their maturing debt. Management expects that this renegotiation will be completed during the second half of 2017.

The initiatives announced and approved at the end of 2016 have already begun to show positive results, such as:

•	Creation of a sales department solely dedicated to managing and obtaining private sector customers;
•	Restructuring of the Company’s operating system, with migration to SAP and implementation of CRM and Pricing systems (Oracle platforms);
•	Modernization and upgrade of the equipment (Tractor park and landfill equipment);

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations (Continued)

•	Replacement of outsourced waste transportation services with owned transportation in specific operations;
•	Replication of the Productivity Gain Project piloted in the Paulínia landfill in other landfill operations;
•	Implementation of measures to renegotiate payment terms and price adjustments in government agreements;
•	Implementation of measures to renegotiate payment terms of overdue accounts receivable.

As a result of these initiates for the year ended December 31, 2016, the Company was able to maintain its liquidity levels that allowed it to effectively respond to the adverse economic scenario in the Brazilian economy. It should be noted that there are still uncertainties in relation to the economic and political environment in Brazil that could adversely impact the Company’s expected results.

Additionally, management prepared a monthly cash flow for 2017, projecting a positive cash balance for every month of the year. Investment and growth assumptions were used in accordance with the annual budget approved by the Company’s Board of Directors, macroeconomic indicators in the Focus report of the Central Bank of Brazil, the historical cash collection ratio, rollover of principal and interest of installments of debentures up to the conclusion of the renegotiation process and working capital funding. The assumptions used to prepare said monthly cash flow were consistent with the ones used in the impairment test of long lived assets (See Note 13).

Management believes that the annual budget approved by the Board of Directors demonstrate that the Company will continue as a going concern.

On August 16, 2017, the Company and Boulevard Acquisition Corp II (“Boulevard”), a blank check company sponsored by an affiliate of Avenue Capital Group, jointly announced that they have entered into a definitive agreement pursuant to which Boulevard will merge with the Company. Under the terms of the transaction, a new Cayman holding company (“Holdco”) will be formed and all or substantially all of the shareholders of the Company will exchange their shares of the Company for shares of Holdco and as a result the Company will become a subsidiary of Holdco. At the closing, Boulevard will also become a subsidiary of Holdco, through the exchange of approximately US$370 million, which is the cash currently held in trust by Boulevard, for shares of Holdco. The US$370 million is expected to be used to retire US$200 million of existing debt of the Company, at a discount to its outstanding principal amount, and to fund the Company’s growth plans and its working capital requirements, as well as transaction expenses.

The transaction, which has been approved by the Boards of Directors of Boulevard and Estre, is expected to be concluded in the fourth quarter of 2017. Conclusion is subject to approval by Boulevard’s shareholders and the satisfaction of other customary closing conditions.

1.3. Divestiture

1.3.1. Sale of Estre Óleo e Gás Holding S.A. (“Estre O&G”)

On September 1, 2014, Estre and Wilson Quintella Filho, Estre’s founding shareholder, signed a non-cash share barter agreement pursuant to which Mr. Quintella exchanged 2,053,983 of Estre’s common shares owned by him (corresponding to 1.9% of the total common shares he then owned with a book value of R$37,403) for 53,701,027 common shares issued by Estre Óleo e Gás Holding S.A., or Estre O&G, then held by Estre. At that time, Estre O&G was Estre’s 100%-owned consolidated subsidiary engaged in providing tank cleaning, oil sludge treatment, pipeline construction and maintenance services in various locations under agreements entered into with Petrobras. Estre O&G had a 100% interest in Pollydutos Montagem e Construção Ltda., which, in turn, held a 100% interest in Estre Petróleo, Gás e Energia Ltda., or Estre Petróleo. Upon closing of the transaction on January 2, 2015, Estre O&G was transferred to

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations (Continued)

Mr. Quintella, and Estre held in treasury those common shares previously held by Mr. Quintella. The difference between Estre’s investment balance in Estre O&G (R$46,166) and the book value of the shares contributed by Mr. Quintella (R$37,403), of R$8,763, was recorded in equity as it represents a transaction between the Company and its shareholder.

While Estre O&G was fully transferred to Mr. Quintella in connection with this transaction, Estre was unable to assign certain of the contracts related to the transferred business, and therefore, retained responsibility for these contracts until January 2017.

1.3.2. Sale of Azaléia Empreendimentos e Participações S.A. (Azaléia)

On May 5, 2015, the Company’s wholly-owned investee, “Geo”, sold through an Agreement for Purchase and Sale of Shares and Other Covenants, 100% of its interest in “Azaléia” shares to Limpus—Soluções Ambientais Ltda. (Limpus) for R$30,255. The transaction resulted in the recognition of a loss of R$ 1,445 (see Note 8).

1.3.3. Sale of Estrans S.A. (“Estrans”)

On December 4, 2015, the Company entered into an agreement for the of sale of 75% of its foreign investment in Estrans SA, based in Argentina, for US$580 thousand at the Ptax selling rate as reported by the Central Bank of Brazil (“BACEN”) dated 12/4/2015, of R$3.7575, equivalent to R$2,179.

The sale amount was offset by existing debts that were previously agreed between the Company and the shareholders during the process of acquisition of interest, and the balance receivable after clearing those debts was waivered in favor of shareholders. The amounts are as follows:

Type of offsetting	Amount in US$ 000	Amount in R$
Sale amount	580	2,179
Indemnification by payments previously agreed between shareholder Alejandro Enrique Bonazzola and the Company	(100)	(376)
Indemnification by payments previously agreed between shareholder Júlio Cersar Bonazzola and the Company	(300)	(1,127)
Total receivable by the Company through final settlement of accounts	180	676
Debt waiver in favor of shareholders	(180)	(676)
Gain calculated on the sale	—	—

In this transaction, the Company reduced the outstanding investment balance with its investee, which generated a loss on this transaction of R$ 12,087, as follows:

Description	R$
Balance of investment in Estre Ambiental on the date of the sale	(8,005)
Balance of dividends receivable in Estre Ambiental on the date of the sale	(3,252)
Balance of intercompany loans receivable in Estre Ambiental on the date of the sale	(830)
(=) Loss on divestiture (Note 29)	(12,087)

1.3.4 Agency agreement for the sale of CGR Doña Juana S.A ESP. (“Doña Juana”)

On January 9, 2016, Estre entered into an agency agreement with USA Global MKT, or USA Global, for the sale of Estre’s 51% interest in CGR Doña Juana S.A ESP, or Doña Juana, based in Colombia. Pursuant to the terms of the agreement, USA Global, Estre’s partner and co-investor in Doña Juana, agreed to seek a compatible buyer for Estre’s interest in Doña Juana and, in the meantime, advance payments to Estre for the

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations (Continued)

sale. The initial term of this agency agreement was 18 months, during which time Estre received 75.0% of the purchase price for Doña Juana of R$5,856 from USA Global in four installments over the course of 2016. As of the date of issuance of these financial statements USA Global has not yet secured a buyer for Estre’s interest in Doña Juana and, accordingly, extended the term of the agency agreement by 12 months. In the event that USA Global is unsuccessful in securing a buyer for Estre’s interest during this extended period, (i) Estre will recover full financial rights over the shares (which will be restricted following payment of all amounts by USA Global) without any obligation to return the amounts received from USA Global and (ii) concurrently, Doña Juana has to initiate the termination of the services agreement with UAESP through the appropriate procedures.

It was agreed that the selling price would be received by the Company from USA Global in four instalments in accordance with the negotiated amounts described below:

Type of remuneration	Amount in US$	Amount in R$
Payment received on March 10, 2016 (Rate of 3.2591)	541	1,761
Payment received on June 17, 2016 (Rate of 3.2591)	370	1,204
Payment received on November 11, 2016 (Rate of 3.2591)	320	1,043
Payment received on December 12, 2016 (Rate of 3.2591)	567	1,848
Total received by the Company through final settlement of accounts	1,798	5,856

Upon signing the agency agreement the Company classified the investment in Doña Juana as an asset held for sale, pursuant to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”) at its carrying amount which was lower than its fair value. After the investment in Doña Juana was classified as held for sale, the Company accounts for such investment under the equity method in accordance to IAS 28. See Note 11.2.

1.3.5 Sale of CDR Pedreira—Centro de Disposição de Resíduos (“CDR Pedreira”)

In October 2014, Estre entered into a purchase and sale agreement with BTG Pactual (through AZPSPE) for the sale of 65% of CDR Pedreira—Centro de Disposição de Resíduos, or CDR Pedreira, for a total purchase price of R$180,006 paid in three installments over the course of 2014. In connection with this transaction, Estre recorded a gain of R$154,689 under other operating income in 2014, reflecting the difference between the purchase price and the book value of CDR Pedreira.

This amount was paid by BTG Pactual to the Company in three (3) installments, as follows:

Installments	Amount	Payments
1st	15,006	October/2014
2nd	141,000	October/2014
3rd	24,000	December/2014
	180,006

The amounts recorded on the transaction date are as follows:

Description	R$
Sale amount	180,006
Balance of investment in Estre Ambiental on the date of the sale	(25,317)
(=) Gain on divestiture (Note 29)	154,689

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations (Continued)

In addition, simultaneous with this sale, Estre entered into call and put option agreements in connection with its potential repurchase of CDR Pedreira from AZPSPE, originally set to expire on October 2017. The call and put option amount was R$180,006, plus 25% fixed interest per year from October 2014 and an additional put option premium equivalent to R$1.00 per share. The put option premium would be due on the earlier of (i) the exercise date of the put option or (ii) the last day of the period to exercise the put option. The fair value of the call option was R$20,865 million and R$31,570 as of December 31, 2015 and 2014, respectively, recorded in non-current assets against other operating income. Despite the call option, following Estre’s execution of the purchase and sale agreement in October 2014, it ceased all control and influence in the operation and management of CDR Pedreira.

On May 19, 2016, in connection with the sale by BTG Pactual (through AZSPE) of CDR Pedreira to an independent third party, Estre agreed to terminate the right corresponding to the call and put options, the fair value of which totaled R$20.8 million at that time and, accordingly, fully wrote it off as a loss under “Other Operating Expense” in 2016.

1.3.6. Sale of the Essencis S.A.

On March 3, 2011, the Company, through its indirect subsidiary DMTSPE Empreendimentos e Participações S.A. (“DMTSPE”), acquired 100% of Cavo shares which, in its turn, owned a 50% stake in Essencis Soluções Ambientais S.A. (Essencis).

Essencis is a joint venture, whose control is shared between DMTSPE companies (formerly Cavo) and Solvi Participações S.A. (“Solvi”), which also has a 50% stake in Essencis.

The shareholders agreement signed by and between Cavo and Solvi established the right of first refusal in case of sale of Essencis shares by one of the shareholders. Accordingly, when DMTSPE indirectly acquired the joint control of Essencis, through the acquisition of Cavo, Solvi understood that its preemptive rights had not been observed, and appealed to the Chamber of Settlement, Mediation and Arbitration of São Paulo.

On December 10, 2012, the court handed down a partial arbitration award recognizing Solvi’s right of first refusal regarding the acquisition of 50% equity interest of Essencis, requiring that Essencis shares should be sold to Solvi, and that Solvi should pay Cavo the value of shares within no later than 30 days from the date the arbitration ruling was concluded.

The Special General Meeting held on October 1, 2014 approved Cavo contributing to Essencis the land located at Avenida General Vidal, on the corner with Avenida Gonçalo Madeira, 300 and 400, in the City of São Paulo, State of São Paulo, valued at a book value of R$ 20,000 as stated in the report signed by HG Contacom Contabilidade Ltda. issued on November 28, 2014 as of November 30, 2014. In connection with the capital increase, Cavo now holds a 2% equity interest in Essencis with 2,405,370 shares, diluting the Estre stake by 2%, whose equity interest decreased from 50% to 48%.

On November 30, 2014 the arbitration process was completed for the sale of Estre stake in Essencis to the Solvi Group, who had the right of first refusal to purchase shares for R$ 488,000.

On December 1, 2014, DMTSPE and its direct holding company BTG Pactual Delta III FIP merged with Estre, which went on to participate directly in the capital of Essencis. The merged net worth was R$ 390,339.

The operation took place on December 3, 2014, when all the conditions precedent had been fulfilled and / or waived, allowing the settlement of the sale, and total sales value for R$ 488,000 were fully paid in December 2014.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations (Continued)

On December 18, 2014, the arbitration award was handed down ending the process in connection with the “Private Share Purchase Agreement and Other Covenants” which was previously signed by Solví, Estre and Cavo (October 1, 2014) providing for the terms of sale of Essencis shares held by DMTSPE (a Company’s investee) to the Solví Group.

The result of the barter agreement is as follows:

Description	R$
Sale amount	488,000
Investment Cavo	(20,000)
Investment Estre	(110,344)
Goodwill and intangible assets	(276,148)
(=) Gain on divestiture (Note 29)	81,508

1.4. Investigation

1.4.1. Operation “Lava-Jato” and its impacts on the Company and its investees

In 2014, the Brazilian Federal Police (“PF”) began an investigation intended to check for irregularities perpetrated by criminal organizations in several Brazilian states, involving Petrobras and its subsidiaries.

In connection with the investigations conducted by the Federal Public Prosecutor (“MPF”), Mr. Paulo Roberto Costa, former director of Petrobras, signed a leniency agreement, partly citing the Company in depositions on September 5, 2014, but made public by the MPF on March 6, 2015. Estre was also partly cited in the leniency program of Mr. Sergio Machado, former CEO of Transpetro, made public in June 2016.

Company management states that it is not aware of the affirmations mentioned in the deposition and that the Company does not admit any illegal acts, in accordance with the commitment made in its Code of Ethics and Anti-Corruption Policy. As a commitment to transparency and ethical conduct, the Company and its management members made every effort to (i) obtain greater knowledge of the facts through the involvement of the Company’s internal legal department, the Compliance area and the hiring of independent investigation experts; (ii) continue to improve the Company’s governance, internal controls and integrity program; (iii) continue to monitor the matter in 2017.

Management and the Board of Directors do not tolerate any unlawful acts and therefore the Company has been developing and implementing a number of measures to improve governance, control and risk management since 2014.

As a result of these efforts, the Company has developed several initiatives to improve its corporate governance and integrity control system, as shown in follows:

(a)	Approval by the Board of Directors on January 22, 2015, for the creation of the Compliance department and the hiring of a senior level Compliance Officer;
(b)	The Risk Management and Compliance Department was created on June 1, 2015, in order to structure Estre’s Integrity Program, create a risk management program and assess, remediate and monitor the Company’s internal control environment;
(c)	Estre’s Executive Board and Board of Directors established Compliance targets, linked to payment of bonus and the profit sharing plan, for adherence to the internal controls in the Integrity Program, necessary to comply with the requirements of the Brazilian Anti-Corruption Law (Law No. 12846), Decree No. 8420/15 and CGU Administrative Rulings No. 909 and No. 910;

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations (Continued)

(d)	Creation of an Ethics Committee and the preparation, approval and disclosure of the following policies: Anticorruption, approval of suppliers, sponsorship and donations, agreements, compliance, bidding processes and relationship with public officials;
(e)	On-site training on the Code of Ethics, Business Conduct and the Anti-Corruption Policy as well as obtaining the terms of association and types of relationship with public officials duly signed by the employees trained;
(f)	Program to strengthen communication of the Estre Hotline, in addition to disclosure on Estre’s website of the integrity and hotline policies;
(g)	Inclusion of anticorruption policies in agreements and training sessions with suppliers, partners and intermediary agents as well as obtaining, whenever required, signature of agreements to comply with Estre’s integrity policies;
(h)	Pursuit of the Pro-Ethics Company certification, evaluation under the Integrity Program of the Ministry of Transparency, Supervision and Controls, and certification ISO 37001 (Anti-bribery);
(i)	Realization of the First Compliance Day in March 2017. This event brought together approximately 120 people, among Board members, Executive Officers, managers, customers, suppliers and external speakers, and was an opportunity to strength communication of the Company’s commitment to Integrity;
(j)	Implementation of an integrity diligence program for the engagement of suppliers, sponsorship and donation payments, government customers, contracts, executives, and merger and acquisition processes;
(k)	Hiring independent experts, more specifically their forensics area, to conduct specific investigations on the abovementioned allegations. These investigations were conducted under the guidance and supervision of the Company’s Ethic Committee. The findings of these investigations do not show any indication that confirms the accusations made in the leniency program.

The Company continually evaluates its internal controls, including those inherent in the process of preparing the financial statements, and any improvements required for its control environment shall be implemented, in accordance with the objectives of the Integrity Program.

At December 31, 2016 and until the date of these financial statements, the Company and its Executives were not formally requested to provide clarification or for legal proceedings linked to the allegations in the deposition.

1.4.2 Review of the Company’s internal procedures

In connection with the abovementioned investigation undertaken for Operation “Lava-Jato”, the Company management, with the approval of the Board of Directors, in view of an inconclusive report presented in 2016, engaged new independent experts to further analyze the findings presented in the 2016 report, widening the scope of work to 56 suppliers and extending the period under investigation from 2010 through 2016, with the following main objectives:

•	Suppliers—assessment of agreements, payments and evidence of services (services provided to the Company and its investees) and goods purchased from the main suppliers and service providers;
•	Integrity due diligence—56 suppliers and current and past management members relating to the period under analysis;
•	Analysis of emails—of the current main Executive Officers and of those who worked for the Company during the scope period.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations (Continued)

As a result of the findings presented in the independent experts’ report, despite the lack of conclusive evidence of illegal payments related to allegations made in Operation “Lava-Jato” (Note 1.4.1), Estre’s management made an accounting adjustment resulting in the write-off of property, plant and equipment items totaling R$53,407, related to payments made that are not properly supported by evidence of any process to hire professionals or services or buy materials.. Additionally, Estre’s Management, with the Board of Directors’ approval, engaged experts to conduct an investigation of bidding processes won by Estre with supplier Petrobras, which will be concluded in 2017.

Through the efforts made by Estre up to the date of issuing these financial statements, management believes that all significant issues identified in the independent forensic experts’ report have been adjusted and that there is no risk of additional charges being recorded in relation to the matter. Consequently, there is no related provision recognized in these financial statements. However, despite the significant progress in terms of internal controls, the Company believes that there are still improvement opportunities to be achieved during 2017, as well as specific insights regarding inconsistencies documented in the forensics experts’ report prior to 2017.

2. Presentation of financial statements and significant accounting practices adopted

2.1. Basis of preparation and presentation of financial statements

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by Company management in the process of application of its accounting practices. Areas involving a higher degree of judgment, with greater complexity, and areas where assumptions and estimates that are significant to the consolidated financial statements are disclosed in Note 2.23.

a)	Basis of preparation

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The financial statements were approved by the Board of Directors and by the Executive Board on August 29, 2017.

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments at fair value described in Note 2.7 and certain assets measured at fair value on the date of the business combination, described in Note 2.4.

The consolidated financial statements are presented in Brazilian Reais (R$) and all values are rounded to the nearest thousand (R$000), except when otherwise indicated.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

2.2. Basis of consolidation

The consolidated financial statements include the following subsidiaries:

Subsidiary	Main activity	Country of incorporation	2016	2015	2014
Água e Solo Consultoria Ambiental Ltda.	Laboratory analysis	Brazil	100%	100%	100%
Ambiental Sul Brasil—Central Regional de Tratamento de Resíduos Ltda.	Waste management center	Brazil	100%	100%	100%
Cavo Serviços e Saneamento S.A.	Cleaning and collection services	Brazil	100%	100%	100%
Pilares Participação Ltda.	Holding	Brazil	100%	100%	100%
Oxil Manufatura Reversa Ltda.	Recycling	Brazil	100%	100%	100%
LMG Participações Ltda.	Holding	Brazil	100%	100%	100%
Tahaa Transportes Ltda.(a)	Waste transportation	Brazil	—	100%	100%
Viva Ambiental e Serviços S.A.	Cleaning and collection services	Brazil	100%	100%	100%
V2 Ambiental SPE S.A.	Waste management center	Brazil	100%	100%	100%
Resicontrol Soluções Ltda.	Waste management center	Brazil	100%	100%	100%
CGR Doña Juana(a)	Waste management center	Colombia	—	51%	51%
CTR Itaboraí—Centro de Tratamento de Resíduos de Itaboraí Ltda.	Waste management center	Brazil	100%	100%	100%
Esergia Estratégias Energéticas Ambientais Ltda.	Energy use services	Brazil	50%	50%	50%
Estação Ecologia S.A.	Recycling	Brazil	100%	100%	100%
Estre Coleta S.A.	Holding	Brazil	—	100%	100%
Geo Vision Soluções Ambientais e Energia S.A.	Holding	Brazil	100%	100%	100%
CGR Guatapará—Centro de Gerenciamento de Resíduos Ltda.	Waste management center	Brazil	100%	100%	100%
Estre SPI S.A.	Cleaning and collection services	Brazil	100%	100%	100%
NGA—Núcleo de Gerenciamento Ambiental	Waste treatment	Brazil	100%	100%	100%
NGA Jardinópolis—Núcleo de Gerenciamento Ambiental Ltda.	Waste treatment	Brazil	100%	100%	100%
NGA Ribeirão Preto Núcleo de Gerenciamento	Waste treatment	Brazil	100%	100%	100%
Reciclax—Reciclagem de Resíduos da Construções Civil Ltda.	Recycling	Brazil	88%	88%	88%
Guatapará Energia S.A.	Energy use services	Brazil	90%	90%	90%
CTR Porto Seguro	Waste management center	Brazil	100%	100%	100%
Estre Energia Renovável Part. S.A.	Energy generation center	Brazil	90%	90%	90%
SPE Paulínia	Equity interest in other companies	Brazil	100%	100%	100%
SPE Tremembé	Equity interest in other companies	Brazil	100%	100%	100%
SPE Curitiba	Equity interest in other companies	Brazil	100%	100%	100%
Terrestre Energia	Equity interest in other companies	Brazil	100%	100%	100%
CTR Arapiraca	Waste treatment center	Brazil	100%	100%	100%
RSS Holding S.A.	Equity interest in other companies	Brazil	100%	100%	100%
Estre Valorização Holding S.A.	Equity interest in other companies	Brazil	100%	100%	100%
Estre Tratamento Holding	Equity interest in other companies	Brazil	—	100%	100%
Estre Águas Holding S.A.	Equity interest in other companies	Brazil	100%	100%	100%

A subsidiary is fully consolidated from the date the control is obtained, and ceases when the Company loses control of the subsidiary. The Company evaluates existence and effect of potential voting rights currently exercisable or convertible, shareholders agreement and company management policies are taken into account in determining whether the Company controls the entity or not.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)
•	Exposure, or rights, to variable returns from its involvement with the investee
•	The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement(s) with the other vote holders of the investee
•	Rights arising from other contractual arrangements
•	The Company’s voting rights and potential voting rights

The financial years and the closing periods of direct and indirect subsidiaries included in the consolidation are the same as those of the Company, and accounting practices and policies have been consistently applied by the consolidated companies and are consistent with those used in the previous years. All consolidated intercompany balances and transactions were eliminated in consolidation.

2.3. Foreign currency translation

a)	Functional and reporting currencies

The Company’s consolidated financial statements are presented in Brazilian Reais (R$), which is the functional currency of the Company, except for its subsidiary CGR Doña Juana, whose functional currency is the Colombian peso.

The financial statements of each subsidiary included in the Company’s consolidation and those used as a basis for valuation of investments using the equity method are prepared using the functional currency of each entity, and for entities whose functional currencies are different from the Company’s reporting currency, their assets and liabilities are translated into the Company’s reporting currency at the closing date and their statements of profit or loss are translated at exchange rate prevailing at the dates of the transactions.

The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

b)	Transactions and balances

Transactions in foreign currencies are translated using the exchange rates prevailing on the transaction dates or on the valuation date, for remeasured items. The foreign exchange gains and losses stemming from the settlement of these transactions and resulting from the translation at exchange rates at the end of the year relating to monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit or loss.

2.4. Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as total consideration transferred, measured at fair value at the acquisition date, and the amount of any

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquire’s identifiable net assets. Costs directly attributable to the acquisition are expensed as incurred.

When acquiring a business, the Company assesses the financial assets and liabilities assumed, for appropriate classification and designation in accordance with contractual terms, economic circumstances and pertinent conditions at the acquisition date.

If the business combination is achieved in stages, the fair value at the acquisition date of the previously held equity interest in the acquiree is remeasured at fair value at the acquisition date, and impacts are recognized in the statement of profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration considered as an asset or liability will be recognized in the statements of profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the fair value of net assets acquired. If the consideration is lower than the fair value of net assets acquired, the difference is recognized as a gain in the statement of profit or loss.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For impairment test purposes, goodwill acquired in a business combination is allocated to each of the Company’s cash-generating units that are expected to benefit from the synergies arising from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill forms part of a cash generating unit and a portion of that unit is disposed of, the goodwill associated to the disposed portion must be included in the transaction upon carrying amount of the operation when determining disposal gains or losses. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operations and the cash generating unit retained.

2.5. Investment in associates and joint ventures

An associate is an entity of which the Company exercises significant influence. Significant influence is the power to participate in decisions on operating policies of the investee. It does not hold, however, control or joint control over those policies.

The Company’s investments in its associates, shown in the table below, are accounted for using the equity method:

Denomination	Main activity	Host country	Interest held	2016	2015	2014
Unconsolidated investees
Attend Ambiental Ltda.	Treatment of liquid effluents	Brazil	Direct	55%	55%	55%
Metropolitana Serviços Ambientais Ltda.	Waste management center	Brazil	Direct	50%	50%	50%
Terrestre Ambiental Ltda.	Waste management center	Brazil	Direct	40%	40%	40%
CGR Catanduva—Centro Ger. Resíduos Ltda.	Waste management center	Brazil	Indirect	50%	50%	50%
Logística Ambiental de São Paulo S.A. (Loga)	Cleaning and collection services	Brazil	Direct and indirect	38%	38%	38%
Unidade de Tratamento de Resíduos—UTR S.A.	Waste management center	Brazil	Indirect	54%	54%	54%

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.1. Investment in associates

Under the equity method, the investment in associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share in the net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the investment and is not tested for impairment separately.

The statement of profit or loss reflects the Company’s share of the results of operations of the associate. Any changes in other comprehensive income in these investees is presented in the Company’s other comprehensive income. In addition, when there has been a change directly recognized in the equity of the associate the Company recognizes its share of any changes, in the statements of changes in equity when applicable. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The aggregate of the Company’s share of profit or loss of an associate is stated in the statements of profit or loss representing profit after tax and interest held by non-controlling interest in the subsidiaries of the associate.

2.5.2. Material partially-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

Proportion of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	2016	2015	2014
CGR Doña Juana	Colômbia	51%	51%	51%
Esergia Estratégias Energ. Amb. Ltda.	Brazil	50%	50%	50%
Reciclax—Reciclagem de Residuos da Const. Civil Ltda.	Brazil	87,5%	87,5%	87,5%
Guatapará Energia S.A.	Brazil	90%	90%	90%
Estre Energia Renovável Part. S.A.	Brazil	90%	90%	90%
Leccaros Participações S.A.	Brazil	50%	50%	50%
Estrans S.A.	Argentina	—	75%	75%

Summarized statement of profit or loss for 2016:

	Estre Energia Renovável	Guatapará Energia	Reciclax	Esergia
Revenue from services rendered	—	8,251	1,320	—
Cost of services rendered	—	(4,725)	(2,475)	—
General and administrative expenses	(666)	(180)	(236)	—
Other Operating income (expenses), net	1,329	2,482	(231)	(525)
Financial expenses, net	(1,906)	(1,007)	(126)	—
Profit before tax	(1,243)	4,821	(1,748)	(525)
Income tax	—	(331)	—	—
Profit for the year from continuing operations	(1,243)	4,490	(1,748)	(525)
Total comprehensive income	(1,243)	4,490	(1,748)	(525)
Attributable to non-controlling interests	(124)	449	(219)	(263)
Dividends paid to non-controlling interests	375	1,066	—	—

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

Summarized statement of profit or loss for 2015:

	Estre Energia Renovável	Guatapará Energia	Reciclax	Doña Juana	Estrans S.A.
Revenue from services rendered	—	9,960	4,330	78,129	34,470
Cost of services rendered	—	(2,582)	(3,508)	(52,937)	(14,646)
General and administrative expenses	(576)	(166)	(239)	(12,789)	(5,371)
Other Operating income, net	(22)	—	(180)	(6,096)	(9)
Financial expenses, net	(1)	(1,177)	(357)	(10,277)	(4,040)
Profit before tax	(599)	6,035	46	(3,970)	10,404
Income tax	—	(358)	(41)	(551)	(3,640)
Profit for the year from continuing operations	(599)	5,677	5	(4,521)	6,764
Total comprehensive income	(599)	5,677	5	(4,521)	6,764
Attributable to non-controlling interests	(60)	568	1	(2,215)	1,691
Dividends paid to non-controlling interests	—	1,311	—	—	—

Summarized statement of profit or loss for 2014:

	Guatapará Energia	Reciclax	Doña Juana	Estrans S.A.
Revenue from services rendered	11,076	4,109	48,953	24,219
Cost of services rendered	(9,526)	(3,492)	(30,956)	(12,033)
General and administrative expenses	(563)	(392)	(7,326)	(3,537)
Other Operating income (expenses), net	(500)	(31)	(46,121)	65
Financial expenses, net	(648)	(227)	(4,511)	(5,085)
Profit before tax	(161)	(33)	(39,961)	3,629
Income tax	(377)	(26)	(354)	(2,089)
Profit for the year from continuing operations	(538)	(59)	(40,315)	1,540
Total comprehensive income	(538)	(59)	(40,315)	1,540
Attributable to non-controlling interests	(54)	(7)	(19,754)	385
Dividends paid to non-controlling interests	—	—	—	—

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

Summarized statement of financial position as at 31 December 2016:

	Estre Energia Renovável	Guatapará Energia	Reciclax	Esergia
Assets
Current assets
Cash and cash equivalents	33	39	—	19
Trade accounts receivable	—	690	—	1,236
Taxes recoverable	1	1,212	—	8
Advances to suppliers	7	1	—	11
Other current assets	—	1,114	—	12
Total current assets	41	3,056	—	1,286
Non-current assets
Related parties	17	39	—	1,891
Other non-current assets	—	—	—	18
Investments	23,253	—	—	—
Property, plant and equipment	9,890	20,866	—	8,166
Intangible assets	—	—	—	1
Total non-current assets	33,160	20,905	—	10,076
Total assets	33,201	23,961	—	11,362
	Estre Energia Renovável	Guatapará Energia	Reciclax	Esergia
Liabilities
Current liabilities	—	—	—	—
Loans and Financing	—	—	—	—
Trade accounts payable	4	3,310	—	449
Labor liabilities	80	—	—	204
Tax liabilities	73	382	—	741
Debt to related parties	21,499	—	537	3,782
Other current liabilities	375	2,301	—	27
Total current liabilities	22,031	5,993	537	5,203
Non-current liabilities
Provision for legal proceedings	—	—	3	63
Other liabilities	—	—	186	140
Total non-current liabilities	—	—	189	203
Capital	12,000	10,682	1	4,714
Reserves	—	483	—	4,430
Accumulated losses	(830)	6,803	(727)	(3,188)
Total equity	11,170	17,968	(726)	5,956
Total liabilities and equity	33,201	23,961	—	11,362
Attributable to:
Equity holders of parent	10,053	16,171	(635)	2,978
Non-controlling interest	1,117	1,797	(91)	2,978

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

Summarized statement of financial position as at 31 December 2015:

	Estre Energia Renovável	Guatapará Energia	Reciclax	Doña Juana	Estrans S.A.
Assets
Current assets
Cash and cash equivalents	113	658	28	2,270	—
Trade accounts receivable	—	985	1,951	12,606	—
Taxes recoverable	1	645	29	736	—
Advances to suppliers	2,588	—	—	1,648	—
Other current assets	—	4	1	5,208	—
Total current assets	2,702	2,292	2,009	22,468	—
Non-current assets
Related parties	14,084	39	1,898	—	—
Other non-current assets	—	—	57	—	—
Property, plant and equipment	—	18,347	8,283	10,974	—
Intangible assets	—	—	1	284	—
Total non-current assets	14,084	18,386	10,239	11,258	—
Total assets	16,786	20,678	12,248	33,726	—
	Estre Energia Renovável	Guatapará Energia	Reciclax	Doña Juana	Estrans S.A.
Liabilities
Current liabilities
Loans and Financing	1	2,500	2	40,880	—
Trade accounts payable	1	338	540	13,436	—
Labor liabilities	63	—	208	923	—
Tax liabilities	—	229	857	3,627	—
Debt to related parties	5,300	1,818	2,566	1,301	—
Other current liabilities	—	1,222	11	4,350	—
Total current liabilities	5,365	6,107	4,184	64,517	—
Non-current liabilities
Provision for legal proceedings	—	—	54	—	—
Other liabilities	22	—	321	4,313	—
Total non-current liabilities	22	—	375	4,313	—
Capital	12,000	10,682	4,714	6,858	—
Reserves	—	255	4,542	647	—
Accumulated losses	(600)	3,634	(1,567)	(42,609)	—
Total equity	11,400	14,571	7,689	(35,104)	—
Total liabilities and equity	16,787	20,678	12,248	33,726	—
Attributable to:
Equity holders of parent	10,260	13,114	6,728	(17,903)	—
Non-controlling interest	1,140	1,457	961	(17,201)	—

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

Summarized cash flow information for year ended 31 December 2016:

	Estre Energia Renovável	Guatapará Energia	Esergia	Reciclax
Operating activities	(33,063)	(4,400)	—	124
Investing activities	33,143	2,519	—	(117)
Financing activities	1	2,500	—	2
Net cash generated/(used)	81	619	—	9

Summarized cash flow information for year ended 31 December 2015:

	Estre Energia Renovável	Guatapará Energia	Reciclax	Doña Juana	Estrans S.A.
Operating activities	12,094	(5,534)	(599)	(2,221)	(2,598)
Investing activities	(12,000)	632	593	665	276
Financing activities	(1)	5,000	(2)	4,191	2,318
Net cash generated/(used)	93	98	(8)	2,635	(4)

Summarized cash flow information for year ended 31 December 2014:

	Guatapará Energia	Reciclax	Doña Juana	Estrans S.A.
Operating activities	(475)	3,502	21,438	781
Investing activities	7,240	(2,227)	(16,787)	(129)
Financing activities	(7,500)	—	(7,468)	(183)
Net cash (used) generated	(735)	1,275	(2,817)	469

2.6. Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current and non-current classification. An asset is classified as current when:

•	It is expected to be realized within 12 months from the reporting date; or
•	It consists of cash and cash equivalents, unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period.

All other assets are to be classified as non-current.

A liability is classified as current when it is due within 12 months after the reporting period.

The Company classified all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.7. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or
•	In the absence of a principal market, in the most advantageous market for the asset or liability.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing an asset or liability, assuming that market participants act in their economic best interest.

The fair value measurement of a non-financial asset takes into consideration the ability of a market participant to generate economic benefits through the optimal use of the asset or selling it to another market participant that would also optimally use the asset.

The Company uses valuation techniques appropriate for the circumstances and for which there is sufficient data for fair value measurement, maximizing the use of relevant available information and minimizing the use of unavailable information.

All assets and liabilities for which the fair value is measured in the financial statements are categorized within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

•	Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2—valuation techniques for which the lowest level input that is significant to the fair value measurement is either directly or indirectly observable; and
•	Level 3—valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether there were transfers between hierarchy levels, by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purposes of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of assets or liabilities and the fair value hierarchy level, as mentioned above.

The fair values of financial instruments measured at amortized cost are disclosed in Note 32.

2.8. Revenue recognition

Revenue is recognized to the extent it is probable that economic benefits will flow to the Company and the revenue can be reliably measured regardless of when payment is received. Revenues are measured at fair value of consideration received or receivable, net of any trade discounts and/or bonuses granted.

Revenues for services are recognized when earned on an accrual basis, unbilled services at the end of the period are recorded in “Services to be billed.” Upon actual billing and issuance of invoices, the respective amounts are reclassified to “Accounts receivable”.

Revenue recognition—carbon credits

a)	The Kyoto Protocol

Signed in 1997, the Kyoto Protocol is an environmental treaty that aims to stabilize the emission of Greenhouse Gases (GHGs) into the atmosphere.

The signatory countries of the Kyoto Protocol were divided into two groups according to their level of industrialization:

(i)	Annex I—developed countries; and
(ii)	Non-Annex I—developing countries.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

The developed countries that adhered to the Kyoto protocol committed to reduce GHG emissions at an average of 5.2% in relation to the levels emitted in 1990, 2008-2012.

The Kyoto Protocol created the Clean Development Mechanism (CDM), which provides for the reduction of certified emissions. Once this certification is achieved, those countries that promote the reduction of greenhouse gas emissions are entitled to carbon credits and may sell them to countries that have targets to meet.

b)	Conversion of biogas into Renewable Energy Certificates (RECs)

Based on the agreement terms, the quantity of RECs are converted according to the basic official standard called “baseline”, before international bodies associated with the UNFCCC (United Nations Framework Convention on Climate Change).

The Company plans and performs processes and procedures, besides the necessary investments for obtaining RECs, in accordance with the rules set forth by the Kyoto Protocol and in subsequent meetings, to be claimed before the UNFCCC.

REC production must be approved by a company specialized in quality assessment and certification, whose report must be submitted to the company that is mediating REC purchase and sale negotiations before the United Nations (UN). The UN is the body responsible for registering and obtaining confirmation of credit transfers between the parties involved in the process.

The Company recognizes revenue from carbon credits monthly, based on its measurement of biogas burn, for landfills whose projects are approved by the UN and agreements entered into with carbon credit buying customers.

The Company suspended its negotiations in the carbon credit market due to the crisis affecting European countries in 2014, and resumed them in 2015 at the fixed price of €1.98. The Company recognized revenue from carbon credits for an amount of R$1,141 in 2016, R$3,610 in 2015 and R$0 in 2014.

2.9. Tax

Current income and social contribution taxes

Current income and social contribution taxes are calculated in accordance with tax legislation and tax rates currently enacted, at the statutory rates of 15%, plus a surtax 10% for income tax and 9% for social contribution tax.

Current income and social contribution taxes related to items recognized directly in equity are also recognized in equity. Management regularly assesses the tax positions in circumstances in which tax regulations require interpretation, and sets up provisions when appropriate.

Deferred taxes

Deferred tax is provided using the liability model or temporary differences between the tax bases of asset and liability and the carrying amount for financial reporting purposes at the reporting date.

Deferred tax assets are recognized for all deductible temporary differences, credits and unused tax losses, to the extent it is probable that taxable profit will be available so that deductible temporary differences may be realized and unused credits and tax losses may be used. Deferred tax liabilities are recognized for all taxable temporary differences except:

•	When a deferred tax liability arises upon initial recognition of goodwill or of an asset or liability in a transaction other than a business combination and, at the time of the transaction affects neither the accounting profit nor taxable profit or loss; and

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

•	On taxable temporary differences related to investments in subsidiaries, when the timing of the reversal of temporary differences can be controlled and the temporary differences will likely not reverse in the near future.

The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that future taxable profits will be available to allow all or part of the deferred tax asset to be utilized. Deferred tax assets written off are re-assessed at each reporting date and recognized to the extent that it is probable that future taxable profit will allow deferred tax assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates expected to apply in the year when the asset is realized or the liability settled, based on tax rates (and tax laws) that have been enacted at the reporting date.

Deferred taxes related to items recognized directly in equity are also recognized in equity, and not recognized in the statements of profit or loss. Deferred tax items are recognized based on the transaction which gave rise to the deferred tax, in comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented net if there is a legal or contractual right to offset tax assets against tax liabilities and the deferred taxes relate to the same taxed entity and are subject to the same taxing authority.

Sales taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable;
•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

Rates
Withholding taxes—PIS, COFINS and CSLL	4.65%
Social Security Tax (INSS)	11.00%
Contribution Tax on Gross Revenue for Social Security Financing (COFINS)(a)	7.60%
Contribution Tax on Gross Revenue for Social Integration Program (PIS)(a)	1.65%
Withholding Income Tax (IRRF)	1.50%
Services Tax (ISS)	5.00%
VAT Tax (ICMS)(b)	18.00%
(a)	Brazilian tax legislation allows smaller entities with less than R$78 million in annual gross revenues to opt to declare income taxes on the presumed profits basis. These are subject to lower COFINS and PIS rates of 3.00% and 0.65%, respectively. However, PIS and COFINS taxes on purchases may not be claimed back and will not generate tax credits under the presumed profits basis.
(b)	ICMS is taxed on the movement of goods. The tax payable is due on sales net of purchases. The rates vary across different products and Brazilian states. The State of São Paulo levies ICMS at a standard rate of 18.00%.

ISS rates vary according to the municipality; the ISS rate stated in the table is most commonly levied on the Company’s operations.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

Taxes on purchases

Taxes paid on purchases of goods and services can normally be claimed back as tax credits, at the following statutory rates:

Rates
Contribution Tax on Service Rendered for Social Security Financing (COFINS)	7.60%
Contribution Tax on Service Rendered for Social Integration Program (PIS)	1.65%

In addition, please see Note 29(a) for information in relation to PIS/COFINS paid in prior periods and recovered subsequently.

Withholding of taxes on purchases

On certain purchases of services and use of third-party labor we are required to withhold a percentage of the amounts billed by our suppliers and pay tax on their behalf, at the following statutory rates:

Rates
Withholding taxes—PIS, COFINS and CSLL	4.65%
Social Security Tax (INSS)	11.00%
Withholding Income Tax (IRRF)	1.50%
Services Tax (ISS)	5.00%

2.10. Non-current assets held for sale and discontinued operations

2.10.1. Non-recurrent assets held for sale

The Company classifies assets and liabilities held for sale from discontinued operations if the carrying amounts are expected to be recovered principally through a sale transaction rather than through continuing use. These assets and liabilities classified as held for sale are measured at the lower carrying amount and fair value, less costs to sell. Costs incurred in a sales transaction are incremental costs directly attributable to the sale, excluding finance expenses and income tax expenses.

The criteria for classification of items held for sale are considered as having been met only when a sales transaction is highly probable to occur and when such items are available for immediate sale in the present condition.

Management should be committed to the completion of the sale within one year from the date of classification of assets and liabilities as held for sale.

Property, plant and equipment and intangible assets are no longer depreciated or amortized from the moment they are classified as held for sale or distribution.

2.10.2. Nonrecurrent assets held for distribution

Assets and liabilities classified as held for distribution are presented separately as current items on the statement of financial position.

A disposal group qualifies as a discontinued operation if it represents a component of an entity that has been sold or classified as held for sale, and:

•	Represents a separate major line of business or geographical area of operations;
•	Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
•	Is a subsidiary acquired exclusively for the purpose of resale.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

Discontinued operations are excluded from profit or loss of continuing operations, and presented as a single amount in profit or loss after taxes under discontinued operations in the statement of profit or loss.

Further disclosures are presented in Note 11.2. All other notes to the financial statements include amounts for continuing operations, unless otherwise stated.

2.11. Property, plant and equipment

Property, plant and equipment is stated at historical cost of acquisition or construction cost, less accumulated depreciation and accumulated impairment losses, if any.

Ordinary maintenance expenses are recognized in the statement of profit or loss in the period they are incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The residual values and useful lives are reviewed at least at each year-end and adjusted prospectively, if appropriate.

The useful life is the length of time the Company expects to use the asset. The weighted average rates of depreciation used for each asset class are described in Note 12.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset (calculated as the difference the net disposal proceed and the carrying amount of the asset) is recorded in “Other operating income (expenses)” in the statement of profit or loss.

2.12. Intangible assets

Intangible assets acquired separately are measured at cost upon their initial recognition. The cost of intangible assets acquired in a business combination is the fair value at the acquisition date. After initial recognition, intangible assets are stated at cost less accumulated amortization and accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the statement of profit or loss for the period they are incurred.

Intangible assets are assessed as having finite or indefinite useful lives. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is indication that the intangible asset may be impaired.

The period and the amortization method for intangible assets with finite lives are reviewed at least once a year. Changes in estimated useful life or the expected consumption of the future economic benefits of these assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. Amortization of intangible assets with finite lives is recognized in the statement of profit or loss in the expense category consistent with the use of intangible assets.

Intangible assets with indefinite useful lives are not amortized but tested annually for impairment either individually or at the level of cash generating unit. The assessment of indefinite life is reviewed annually to determine whether this evaluation is still justifiable. Otherwise, the change in the useful life assessment from indefinite to finite is made prospectively.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying value of the asset, and recognized in the statement of profit or loss.

2.13. Loss on impairment of non-financial assets

Management annually reviews the carrying amount of assets for purposes of evaluating events or changes in economic, operating or technological circumstances that may indicate impairment or loss of their recoverable value. When such evidence is identified, and the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

The recoverable amount of an asset or of a given cash generating unit is defined as the higher of the value in use and fair value less costs to sell.

In estimating the asset value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the industry in which the cash generating unit operates. The net sales value is determined, whenever possible, based on a firm sales agreement in an arm’s length transaction between knowledgeable, willing parties, adjusted by expenses attributable to the asset sale, or when there is no binding sale agreement based on the market price of an active market, or in the most recent transaction price with similar assets.

The following criteria are also applied in assessing impairment of specific assets:

Fixed assets

The test of fixed assets impairment is performed annually or when circumstances indicate an impairment of the carrying value.

Goodwill

The test of goodwill impairment is performed annually at December 31st at the cash generating unit level or when circumstances indicate an impairment of the carrying value.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually at December 31, either individually or at the level of cash generating unit, as appropriate, and when circumstances indicate an impairment of the carrying amount.

At December 31, 2016, 2015 and 2014, the Company conducted impairment tests and recognized impairment losses on identifiable intangible assets and goodwill arising from business combinations (See Note 13).

2.14. Financial instruments

Financial assets

i)	Initial recognition and measurement

Financial assets are classified, on initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and financial assets available for sale, or derivatives classified as effective hedging instruments, as appropriate. All financial assets are recognized initially at fair value, plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

Sales and purchases of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date on which the Company commits to purchase or sell the asset. The Company determines the classification of its financial assets upon initial recognition, when it becomes a party to the instrument’s contractual provisions.

The Company’s financial assets include mainly cash and cash equivalents, marketable securities, trade accounts receivable, receivables from related parties and other receivables.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

ii)	Subsequent measurement

After initial recognition, financial instruments are measured as follows:

a)	Financial assets measured at fair value through profit or loss

These include financial assets held for trading and financial assets initially recognized at fair value through profit or loss. They are classified as held for trading if originated for the purpose of sale in the short term.

Financial assets at fair value through profit or loss are stated in the statement of financial position at fair value, and corresponding gains or losses are recognized in profit or loss for the year.

For the years ended on December 31, 2016, 2015 and 2014, the Company had no assets designated at fair value through profit or loss upon initial recognition.

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that, are not quoted in an active market. After their initial measurement, financial assets are carried at amortized cost using the effective interest method, less impairment. Amortized cost is calculated considering any discount or “premium” on acquisition and charges or costs incurred. Amortization by the effective interest method is included in the finance income account in the statement of profit or loss. Impairment is recognized as finance expenses in the statement of profit or loss.

The Company classifies accounts receivable, receivables from related parties and other accounts receivable as loans and receivables.

c)	Financial assets available for sale

Financial assets available for sale are those non-derivative financial assets that are not classified as (a) loans and receivables, (b) investments held to maturity or (c) financial assets at fair value through profit or loss.

After initial recognition, financial assets available for sale are measured at fair value with unrealized gains and losses recognized directly in equity in other comprehensive income until the investment is derecognized. When the investment is derecognized or when an impairment is determined, the cumulative gain or loss previously recognized in other comprehensive results are recognized in profit or loss.

For the years ended on December 31, 2016, 2015 and 2014, the Company had no financial assets available for sale.

iii)	Derecognition

A financial asset (or, when applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

•	The rights to receive cash flows from the asset have expired;
•	The Company transfers its right to receive cash flows from an asset or has assumed an the obligation to pay the received cash flows in full, without significant delay, to a third party by virtue of a “pass-through” agreement; and (a) the Company substantially transfers all the asset’s risks and rewards, or (b) the Company neither transfers nor substantially retains all risks and rewards related to an asset, but does transfer control over such asset.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

When the Company has transferred its rights to receive the cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards related to the asset, the Company continues to recognize a financial asset to the extent of its continuing involvement in the financial asset. In this case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations of the Company.

The continuing involvement as a guarantee over the transferred asset is measured at the lower of the carrying amount value of the asset and the maximum amount of consideration that the Company could be required to pay.

iv)	Impairment of financial assets

The Company assesses, at each reporting date whether there is objective evidence that indicates impairment of a financial asset or group of financial assets. A financial asset or group of financial assets is considered to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event” incurred) and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

An impairment evidence may include indications that the debtors or group of debtors is experiencing through a time of significant financial difficulty. The likelihood that borrowers will go bankrupt or undergo any other type of financial restructuring, default or delay the payment of interest or principal and when there is indication of a measurable decrease in future estimated cash flow, such as changes in arrears or economic conditions that correlate in this defaults.

Any impairment loss is measured as the difference between the assets is carrying amount and the present value of the estimated future cash flow, (excluding future expected credit losses that have not yet been incurred). The present value of estimated future cash flows is discounted at the financial assets original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance and the loss is recognized in the statements of profit or loss. Receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or transferred to the Company. If in a subsequent year the estimated impairment losses increases or reduces due to an event occurring after the impairment loss recognition, the previously recognized impairment loss is increased or reduced by adjusting to the allowance account. If a write off is recorded the recovery is recognized in the statements of profit or loss.

Financial liabilities

i)	Initial recognition and measurement

Financial liabilities are classified at initial recognition as financial liabilities at fair value through profit and loss, loans and financing, accounts payable or derivatives classified as hedge instruments, as appropriate.

The Company’s financial liabilities are initially classified at fair value and, in the case of loans and financing, net of directly attributable transaction costs.

The main financial liabilities primarily include loans and financing, debentures, trade accounts payable, accounts payable for acquisition of interest, accounts payable for purchase of investments, related party debts and other liabilities.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

ii)	Subsequent measurement

The measurement of financial liabilities depends on their classification, which can be as follows:

a)	Financial liabilities measured at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities measured upon initial recognition at fair value through profit or loss. Financial liabilities are classified as held for trading if acquired to be sold within the short term. This category includes derivative Financial Instruments entered into by the Company which do not meet the hedge accounting criteria as defined by IAS 39, including embedded derivatives which are not related to the host contract and which must be separated, and are also classified as held for trading unless classified as effective hedging instruments.

Gains and losses of liabilities held for trading are recognized in the statement of profit or loss.

b)	Loans and financing

After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest method. Gains and losses are recognized in the statements of profit or loss upon derecognition of liabilities, as well as upon amortization by the effective interest method.

iii)	Derecognition (write-off)

A financial liability is derecognized when the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender, under substantially different terms, or when the terms of an existing liability are substantially modified, this replacement or modification is treated as a derecognition of the original liability and recognition of a new liability, and the difference in the corresponding carrying amounts is recognized in the statement of profit or loss.

Offsetting of financial instrument

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position if, and only if, there is a current and enforceable legal right to offset amounts recognized and if the Company has the intention to offset or realize the asset and settle the liability simultaneously.

2.15. Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories are mainly comprised of maintenance materials. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs the estimated costs necessary to make the sales.

2.16. Cash and cash equivalents

Cash and cash equivalents comprise cash at banks, on hand and short-term investments with maturities of less than three months and which are subject to an insignificant risk of changes in value. Short-term investments included in cash equivalents are comprised of bank deposit certificates and repurchase agreements, both with daily liquidity, stated at acquisition cost plus accrued interest.

2.17. Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

The expense related to any provision is presented in the statement of profit or loss, net of any expected reimbursement.

Provision for landfill closure

The Company records the provision for decommissioning costs in relation to the closure and post-closure of landfill as the capacity of the landfill is consumed. The significant accounting aspects are summarized below:

Decommissioning costs are recorded for at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset.

The cash flows are discounted using the Company’s pre-tax long-term weighted average cost of capital rate. The unwinding of the discount is expensed as incurred and recognized in the statement of profit or loss. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to or deducted from the cost of the asset.

•	The estimated costs are recorded taking into account the present value of the obligation, discounted using the Company’s pre-tax long-term weighted average cost of capital rate of 14.30%.
•	Cost estimates are reviewed annually, with the consequent review of present value calculation, adjusting the amounts of assets and liabilities already accounted for.

Provisions for contingencies

The Company recognizes a provision for civil, labor and tax claims for those where likelihood of loss was assessed as probable by the legal advisors of the Company.

2.18. Leases

Assessment of the probability of loss includes an evaluation of available evidence, hierarchy of laws, available case laws, most recent court rulings and their relevance in the legal system, as well as the opinion of external legal counsel.

The provisions are periodically reviewed and adjusted to take into consideration changes in circumstances such as applicable statutes of limitation, conclusions of tax audits or additional exposures identified based on new issues or court decisions.

Company as a lessee

The determination of whether an arrangement is (or contain) a lease is based on the substance of the arrangement at the inception of the lease.

A lease is classified at the inception date as a finance lease or operating lease.

A leases that transfers substantially all the risks and rewards incidental benefits relating to ownership to the Company is classified as a finance lease. Finance lease are capitalized at the inception of the lease at fair value of the leased property or, if lower, at the present value of minimum lease payments.

Finance lease payments are apportioned between finance charges and reduction of lease liability, so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of profit or loss.

The leased assets are depreciated over their useful lives. However, when there is no reasonable certainty that the Company will obtain ownership by the end of lease term, the asset is depreciated over the shorter of its estimated useful life or the lease term.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

Operating lease payments are recognized as an expense in the statement of profit or loss on a straight-line basis over the lease term.

2.19. Treasury shares

Treasury shares are equity instruments that are repurchased (treasury shares), recognized at cost, and deducted from equity. No gain or loss is recognized in the statements of profit or loss upon purchase, sale, issue or cancellation of Company’s own equity instruments. Any difference between carrying amount and consideration is recognized in other capital reserves.

2.20. Basic and diluted earnings (loss) per share

Basic earnings/loss per share are calculated by dividing profit or loss attributable to shareholders by the weighted average number of common shares outstanding during the period.

As the Company does not have any material potential instruments convertible into shares, diluted earnings/loss per share are equal to basic earnings/loss per share.

2.21. Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts revenues, expenses, assets and liabilities and the accompanying disclosures, and the disclosures of contingent liabilities.

i)	Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to carrying amounts of assets and liabilities within the next financial year, are described below.

The Company based its assumptions and estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Allowance for doubtful accounts

Trade receivables are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is recorded based on the aging of the accounts receivable and also considering past loss experience, risk analysis of the client portfolio on an individual basis, guarantees obtained, settlement of debt agreements signed with clients and the collection probability. Management believes that the allowance for doubtful accounts is recorded for an amount considered sufficient to cover possible losses. The Company periodically reviews the balance of the allowance for doubtful accounts and makes adjustments when appropriate. Further details can be found in Note 6.

Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value in use. Fair value less cost to sell is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset item. The calculation of value in use is based on discounted cash flow model, which does not include reorganization activities to which the Company has not yet committed or significant future

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

investments that will improve the asset base of the object generating unit cash test. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as expected future cash receipts and growth rate used for extrapolation purposes.

Provision for legal proceedings

Provisions are recorded for tax, civil and labor contingencies. Assessment of the probability of loss includes the assessment of available evidence, hierarchy of laws, most recent court rulings and their relevance in the legal system, as well as the opinion of internal and external legal counsels. The provisions are periodically reviewed and adjusted to take into consideration changes in circumstances such as applicable statutes of limitation, conclusions of tax audits or additional exposures identified based on new issues or court decisions. Actual settlement of claims involving these estimates may result in amounts different from those estimated, due to the degree of judgement involved. The Company reviews its estimates and assumptions at least on an annual basis.

Provision for landfill closure

The Company recognized a decommissioning liability for landfill closure at the present value of expected costs to settle the obligation using estimated cash flows. In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost for landfill closure and future maintenance of the site and the expected timing of those costs.

Tax

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be used. Management’s significant judgment is required so as to determine the amount of deferred tax assets amount than can be recognized based upon the likely and level of future taxable profit, together with future tax planning strategies.

Fair value measurement of stock option

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

2.22. New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The Company adopted for the first time, certain standards and amendments, effective for annual periods beginning as of January 1, 2016 and thereafter. The Company decided not to adopt any other standard, interpretation or amendment that had been issued but is not yet effective.

These rules and amendments that have been adopted for the first time in 2016 did not have a significant impact on the Company’s individual and consolidated financial statements.

Improvements to IFRS 2012-2014

The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. These improvements do not have a significant impact on the results or financial position of the Company.

Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations.

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

IFRS 3 Business Combinations principles for business combination accounting. These amendments do not have any impact on the Company as there has been no interest acquired in a joint operation during the period.

Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is a part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. These amendments do not have any impact to the Company given that the Company does not use a revenue-based method to depreciate its non-current assets.

Amendments to IAS 1, Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements.

The amendments clarify:

•	The materiality requirements in IAS 1.
•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated.
•	That entities have flexibility as to the order in which they present the notes to financial statements.
•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of profit or loss and OCI.

The Company has considered these amendments in the preparation of the consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28, Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements. These amendments have not been endorsed by the European Union (EU) for use in Europe, but they do not have any impact on the Company as the Group does not apply the consolidation exception.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

2.23. New standards and amendments to standards issued but not effected as of December 31, 2016

At the date of preparation of these financial statements, the following new statements and amendments to IFRS had already been published, but were not mandatory.

Standards	Effective date
IAS 7—Statement of Cash Flows, revision.	January 1, 2017
IAS 12—Income Taxes, revision.	January 1, 2017
IAS 40—Transfers of Investment Property, revision.	January 1, 2018
IFRS 2—Classification and Measurement of Share-based Payment Transactions, revision.	January 1, 2018
IFRS 4—Insurance Contracts, revision.	January 1, 2018
IFRS 9—Financial Instruments, issue of the final version.	January 1, 2018
IFRS 10, 12 and IAS 28—Investment Entities: Applying the Consolidation Exception, revision.	To be defined
IFRS 15—Revenue from contracts with customers, issue.	January 1, 2018
IFRS 16—Leases, issue.	January 1, 2019
IFRS 19—Financial Instruments issues.	January 1, 2018
Annual Improvements to IFRS, 2014 - 2016 Cycle, issue.	January 1, 2017/2018
IFRIC 22—Foreign Currency Transactions and Advance Consideration, issue.	January 1, 2018

Based on the analyses made to date, the Company estimates that the adoption of many of these standards, amendments and interpretations will not have a significant impact on the consolidated financial statements in the initial period of application. The Company is undertaking the process of implementing the new requirements, but due to the significant items potentially affected and the complexity of estimations, quantifying reasonably the implications of this standard is not possible at present.

IFRS 15 Revenues from Contracts with Customers

IFRS 15 sets out the requirements for recognizing revenue from contracts with customers. The Company is currently assessing the impact of the application of this new standard on its contracts. The Company expects changes in the documentation of policies to recognize the revenue. The Company is undertaking the process of implementing the new requirements, but due to the significant items potentially affected and the complexity of estimations, quantifying reasonably the implications of this standard is not possible at present.

IFRS 9 Financial Instruments

IFRS 9 is applicable to financial assets and financial liabilities, and covers requirements for classification, measurement, impairment and de-recognition of financial assets and financial liabilities, together with a new hedge accounting model. The Company expects the key changes to be relates to documentation of policies and hedging strategies, as well as the estimation of expected losses on all financial assets. Changes introduced by IFRS 9 will affect the recognition and measurement of financial assets and financial instruments from January 1, 2018. The Company is undertaking the process of implementing the new requirements, but due to the significant items potentially affected and the complexity of estimations, quantifying reasonably the implications of this standard is not possible at present.

IFRS 16 Leases

IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position. The Company acts as a lessee on a very significant number of lease agreements over different assets, such as office buildings, equipment’s and landfill.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

A significant portion of these contracts is accounted for as operating lease under the current lease standard, with lease payments being recognized generally on a straight-line basis over the contract term. The Company is currently in the process of estimating the impact of this new standard on such contracts.

This analysis includes the estimation of the lease term, based on the non-cancellable period and the periods covered if the option to extend the lease is exercised, where exercise is reasonably certain, which will depend, to a large extent, on the expected use of the Company’s own assets jointly with the underlying leased assets. In addition to this, the Company will make assumptions to calculate the discount rate, which will mainly be based on the incremental borrowing rate of interest for the estimated term. In addition to the mentioned estimations, the standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognized at the date of initial application. Also, certain practical expedients are available on first-time application in connection with the lease liability measurement, discount rates, impairment, leases that finish within the twelve months subsequent to the date of first application, initial direct costs, and term of the lease. Therefore, the impacts of the first application will depend on the transition method used.

Due to the different alternatives available, together with the complexity of the estimations and the significant number of lease contracts, the Company has not yet completed the implementation process, so at present it is not possible to make a reasonable estimation of the impact of initial application of the new requirements.

Classification of lease payments in the statement of cash flows will also be affected by the requirements under the new lease standard.

3. Capital and financial risk management

3.1. Capital management

The Company’s main objectives when managing capital are to safeguard its ability to continue as a going-concern, to provide returns to shareholders and maximize shareholder value, provide better cash management to ensure availability of credit lines in order to maintain liquidity and obtain funds at the lowest cost possible.

The Company manages its capital structure based on the financial leverage ratio corresponding to net debt divided by total capital and adjustments are made considering the changes in economic conditions. Net debt is defined as loans, financing, and debentures, less cash and cash equivalents and marketable securities. Total capital is defined as equity plus net debt.

There were no changes in the objectives, policies or processes for managing capital during the years ended December 31, 2016, 2015 and 2014.

	2016	2015
Loans and financing (Note 14)	26,697	84,310
Debentures (Note 15)	1,665,629	1,417,081
(–) Cash and cash equivalents (Note 4)	(31,083)	(47,793)
(–) Marketable securities (Note 5)	(14)	(36,264)
Net debt	1,661,229	1,417,334
Equity (capital deficiency)	(621,236)	(287,782)
Equity and net debt	1,039,993	1,129,552
Financial leverage ratio—%	160%	125%

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

4. Cash and cash equivalents

Cash and cash equivalents is a follows:

Description	2016	2015
Cash	110	78
Bank account	2,861	13,614
Bank Deposit Certificates(a)	28,112	34,101
Total	31,083	47,793
(a)	Refers to highly-liquid Bank Deposit Certificates (CDBs) under repurchase agreements with returns substantially tied to variation ranging between 90.0% and 102.0% of the Brazilian Interbank Deposit Certificate (CDI) rate.

5. Marketable securities

Description	2016	2015
Restricted short-term investments(a)	14	36,264
Total	14	36,264
Current	—	12,088
Non-current	14	24,176
(a)	On March 23, 2012, an agreement for the acquisition of shares of Viva Company was entered into, whereby the amount of R$44,000 was retained, as collateral by the Company for potential operating losses as contractually defined. On January 27, 2016, the Company negotiated with the sellers through April 2018 the release of the amount retained and as a result, of which R$25,650 was released to the sellers and R$10,872 was retained by Company. A portion of the amount released to the Company relates to administrative, tax and/or labor proceeding indemnifications, and R$8,566 (restated on December 31, 2016 in the amount of R$9,712) will be paid to the sellers in two installments (adjusted at 100% of the CDI) in April 2017 and April 2018, provided that no new contingencies materialize through April 2018.

6. Trade accounts receivable

Description	2016	2015
Trade accounts receivable—billed	695,346	558,743
Trade accounts receivable—unbilled	179,465	122,955
	874,811	681,698
Carbon credits(a)	3,023	4,053
	877,834	685,751
(–) Allowance for doubtful accounts(b)	(141,068)	(153,937)
Total	736,766	531,814
Current	716,791	512,722
Non-current	19,975	19,092
(a)	Refers to the Clean Development Mechanism (MDL), whereby the biogas generated in a landfill, burnt and transformed into carbon credit. The Company entered into an agreement on June 17, 2015 with Nordic Environment Finance Corporation, which management expects to realize in 2017.
(b)	The provision considers receivables over paste due 360 days.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

6. Trade accounts receivable  (Continued)

The aging of trade accounts receivable is as follows:

Description	2016	2015
Unbilled	179,466	122,955
Falling due	146,979	145,596
Overdue up to 30 days	72,000	58,053
Overdue from 31 to 60 days	53,277	53,124
Overdue from 61 to 90 days	59,034	38,476
Overdue from 91 to 180 days	121,657	70,507
Overdue for more than 181 days	93,930	39,903
Overdue for more than 360 days	151,491	157,137
Total	877,834	685,751

Changes in allowance for doubtful accounts are as follows:

Description	2016	2015
Opening balance	(153,937)	(169,112)
Additional allowance	(304,436)	(322,185)
Reversal of allowance	317,279	337,360
Transfer to discontinued operations	26	—
Closing balance	(141,068)	(153,937)

7. Taxes recoverable

Description	2016	2015
Corporate income tax (IRPJ)	50,636	2,100
Social contribution tax on net profit (CSLL)	9,846	749
Social security contribution tax (INSS)	30,029	25,339
Integration program (PIS) / Social security financing (COFINS)/Social contribution tax	3,203	8,916
Withholding income tax (IRRF)	10,425	49,347
PIS/COFINS recoverable on acquisition of assets(a)	8,173	19,289
Other	9,922	8,508
Total	122,234	114,248
Current	117,782	92,085
Non-current	4,452	22,163
(a)	The Company reassessed its operations that entitle it to recover previously unused PIS/COFINS tax credits, in accordance with prevailing legislation, and recorded a receivable of R$13,965 in 2015 (see Note 29).

For further information on the types and nature of the taxes we are subject to, please see the disclosures and footnotes to Note 18.

8. Receivables from divestiture

Azaléia Empreendimentos e Participações S.A.

On May 5, 2015, Estre entered into a purchase and sale agreement to sell 100% of its interest in Azaléia, to Limpus, for R$30,300. The purpose of such transaction was to divest of certain of Estre’s collections

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

8. Receivables from divestiture (Continued)

operations in the region of Ribeirao Preto conducted through Geo Vision Soluções Ambientais e Energia S.A., (“Geo Vision”), which it acquired in 2012. The Company spun-off these collections operations into Azaléia, a newly-formed entity, which it later sold to Limpus, an entity that was controlled by the original sellers of Geo Vision.

There was no cash exchanged as part of the Azaléia transaction. In connection with the original acquisition of Geo Vision by the Company, the Company had a remaining balance of R$39,800 to be paid to the seller as of December 31, 2016. As Limpus was an entity wholly-owned by the original sellers of Geo Vision, at the time of settlement of the sale of Azaléia in 2016, the Company fully offset its accounts receivable from this transaction, amounting to R$41,300 as of December 31, 2016, as adjusted by interest, with Estre’s accounts payable on the original Geo Vision of transaction of R$39,800.

9. Other receivables

Description	2016	2015
Judicial deposits	6,791	12,073
Advances to employees	5,849	1,634
Accounts receivable from associates(a)	19,125	15,922
Advances to suppliers	1,637	5,323
Dividends receivable	155	925
Prepaid expenses	7,356	6,319
Other	5,536	5,090
Total	46,449	47,286
Current	38,763	34,587
Non-current	7,686	12,699
(a)	Refers basically to the balance receivable from the Soma consortium with its minority investor, Corpus Saneamento e Obras Ltda.

10. Related parties

a)	Accounts receivable and payable

In the ordinary course of business the Company receives or loans cash to its associates as part of its cash management.

At December 31, 2016 and 2015, balances with associates are as follows:

	2016	2015
Assets
CGR Catanduva Centro Ger Resíduos Ltda.	595	599
Doña Juana	—	1,301
Attend Ambiental	9,157	8,744
Metropolitana Serviços Ambientais Ltda.	—	4,966
Azaléia Participações	—	1,835
Estre Ambiental Sucursal Colômbia	—	1,408
Other	—	2,423
Total	9,752	21,276

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

10. Related parties (Continued)

	2016	2015
Liabilities
Consorcio Soma	1,350	20,815
Enc Energy Sgps, S.A.	1,000	1,154
Other	229	1,091
Total	2,579	23,060
b)	Other related-party transactions

The Company conducts transactions under specific conditions and terms with related parties, as agreed between the parties, based on the type of operation. Thus, revenue and expenses from such transactions could be different had they been conducted with third parties.

Revenues and accounts receivable from related parties for waste management services provided, included under Revenue from services and Accounts receivable, respectively, are as follows:

	Revenues			Trade accounts receivable
	2016	2015	2014	2016	2015
Consórcio Soma	13,704	12,110	5,988	9,898	8,218
CGR Catanduva Centro Ger. Resíduos Ltda.	247	298	282	507	726
Logística Ambiental de São Paulo—Loga.	—	—	705	—	—
Attend Ambiental	69	—	—	94	25
Other	92	—	1,132	15	2
Total	14,112	12,408	8,107	10,514	8,971

Costs and accounts payable to related parties for waste management services provided, included under Cost of services and Trade accounts payable, respectively, are as follows:

	Cost			Trade accounts payable
	2016	2015	2014	2016	2015
Terrestre Ambiental Ltda.	55	5	—	—	5
Consórcio Soma	1,847	76	357	472	140
Unidade de Tratamento de Resíduos S.A.	361	—	378	53	—
Logística Ambiental de São Paulo—Loga.	50	—	10	35	—
Attend Ambiental	1,350	—	—	1,349	10
Other	—	—	101	—	97
Total	3,663	81	846	1,909	252
c)	Interest expense and restatement of loans and debentures

As mentioned in Note 15, the Company has debentures issued held by its shareholder BTG Pactual.

	Financial expenses			Debt
Related parties	2016	2015	2014	2016	2015
Debentures with Banco BTG Pactual S.A.	(134,062)	(110,511)	(93,176)	906,729	773,190

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

10. Related parties (Continued)

d)	Key management personnel compensation

Key management personnel compensation of the Company is as follows:

Description	2016	2015	2014
Salaries and social security charges	6,999	5,643	6,981
Bonuses and social security charges	6,124	2,068	4,068
Total compensation	13,123	7,711	11,049

The compensation of key management personnel of the Company includes salaries and bonuses, vacation benefits and 13th monthly salary pay, social security contribution tax (INSS), unemployment compensation fund (FGTS) and variable compensation program.

The Company does not offer any additional post-employment benefit to its employees, and does not offer other addition benefits.

Balances payable to the Company’s key management personnel are recorded in Labor payable.

11. Investments and assets and liabilities held for sale

11.1. Investments

Investments are classified as follows:

Description	2016	2015
Investments	44,467	31,254
Goodwill on investment acquisition	70,185	73,008
Total investments	114,652	104,262
Provision for investment losses	(185)	(186)
Presented in discontinued operations (Note 11.2)	(18,364)	(17,903)
Investments, net	96,103	86,173

We present below the percentage of the Company’s ownership interest in associates and key information as at December 31, 2016, 2015 and 2014.

	December 31, 2016
Investees	Interest held	Assets Current	Non- current Assets	Liabilities Current	Non- current Liabilities	Equity	Net revenue	Net income/loss
Logística Ambiental de São Paulo—Loga	37.65%	106,582	180,851	169,914	73,175	44,344	476,195	26,153
Unidade de Tratamento de Resíduos—UTR S.A.	54.00%	11,978	4,494	3,596	577	12,299	25,346	7,729
CGR—Catanduva Centro Ger. Resíduos Ltda.	50.00%	3,465	14,956	7,439	2,188	8,794	10,355	426
Terrestre Ambiental Ltda.	40.00%	8,236	24,835	4,985	8,106	19,980	39,890	(1,279)
ATTEND Ambiental Ltda.	55.00%	10,143	38,342	43,635	925	3,925	28,639	159
Metropolitana Serviços Ambientais Ltda.	50.00%	5,208	8,609	278	379	13,160	—	(1,671)

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

11. Investments and assets and liabilities held for sale (Continued)

	December 31, 2015
Associates	Interest held	Assets Current	Non- current Assets	Liabilities Current	Non- current Liabilities	Equity	Net revenue	Net income/loss
Logística Ambiental de São Paulo—Loga	37.65%	99,761	137,520	114,304	99,069	23,908	428,759	14,057
Unidade de Tratamento de Resíduos—UTR S.A.	54.00%	8,059	6,138	4,193	634	9,370	28,134	8,562
CGR—Catanduva Centro Ger. Resíduos Ltda.	50.00%	1,551	7,665	3,906	963	4,347	4,573	655
Terrestre Ambiental Ltda.	40.00%	10,151	21,825	3,386	7,321	21,269	44,210	3,912
ATTEND Ambiental Ltda.	55.00%	4,008	22,656	24,593	—	2,071	12,785	332
Metropolitana Serviços Ambientais Ltda.	50.00%	5,335	8,318	276	8,842	4,535	—	(2,769)

Changes in investments at December 31, 2016 are as follows:

Investees	Balances at 12/31/2015	Capital contribution and future capital contribution	Share of profit of an associate	Dividends	Corporate restructuring	Other	Balances at 12/31/2016
Terrestre Ambiental Ltda.	8,508	—	(511)	—	—	(2)	7,995
ATTEND Ambiental Ltda.	2,071	—	87	—	—	—	2,158
Metropolitana Serviços Ambientais Ltda.	2,266	4,916	(836)	—	—	232	6,578
Logística Ambiental de São Paulo—Loga	9,002	—	9,848	(2,153)	—	—	16,697
Unidade de Tratamento de Resíduos—UTR S.A.	5,061	—	4,174	(2,592)	—	—	6,643
CGR—Catanduva Centro Ger. Resíduos Ltda.	4,346	—	213	(180)	—	17	4,396
	31,254	4,916	12,975	(4,925)	—	247	44,467
Goodwill on investments	73,008	—	(2,823)	—	—	—	70,185
	104,262	4,916	10,152	(4,925)	—	247	114,652
CGR Doña Juana	(17,903)	—	41	—	—	(502)	(18,364)
Biopar Soluções Ambientais Ltda.	(186)	—	—	—	—	1	(185)
	86,173	4,916	10,193	(4,925)	—	(254)	96,103

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

11. Investments and assets and liabilities held for sale (Continued)

Changes in investments at December 31, 2015 are as follows:

Investees	Balances at 12/31/2014	Share of profit of an associate	Dividends	Amortization	Other	Corporate restructuring	Balances at 12/31/2015
Terrestre Ambiental Ltda.	7,948	1,565	(999)	—	(6)	—	8,508
Attend Ambiental Ltda.	1,739	332	—	—	—	—	2,071
Metropolitana Serviços Ambientais Ltda.	4,879	(1,385)	—	—	(1,228)	—	2,266
Logística Ambiental de São Paulo—Loga	9,227	5,293	(5,518)	—	—	—	9,002
Unidade de Tratamento de Resíduos—UTR S.A.	6,475	4,623	(6,037)	—	—	—	5,061
CGR—Catanduva Centro Ger. Resíduos Ltda.	3,707	657	—	—	(18)	—	4,346
	33,975	11,085	(12,554)	—	(1,252)	—	31,254
Goodwill on investments	73,656	—	—	(648)	—	—	73,008
	107,631	11,085	(12,554)	(648)	(1,252)	—	104,262
CGR Doña Juana	—	—	—	—	—	(17,903)	(17,903)
Biopar Soluções Ambientais Ltda.	(186)	—	—	—	—	—	(186)
	107,445	11,085	(12,554)	(648)	(1,252)	(17,903)	86,173

Changes in investments at December 31, 2014 are as follows:

Investees	Balances at 12/31/2013	Capital contribution	Share of profit of an associate	Dividends	Amortization	Other	Investment sales	Balances at 12/31/2014
Terrestre Ambiental Ltda.	7,541	—	2,045	(1,600)	—	(38)	—	7,948
CDR Pedreira—Centro de Disposição de Residuos Ltda.(a)	26,012	—	22,424	(25,025)	—	1,906	(25,317)	—
Attend Ambiental Ltda.	4,057	—	(2,319)	—	—	1	—	1,739
Metropolitana Serviços Ambientais Ltda.	5,985	420	(1,527)	—	—	1	—	4,879
Logística Ambiental de São Paulo—Loga	10,744	—	2,243	(3,760)	—	—	—	9,227
Essencis Soluções Ambientais (consolidated)	103,426	20,000	6,917	—	—	—	(130,343)	—
Unidade de Tratamento de Resíduos—UTR S.A.	6,964	—	10,559	(11,879)	—	831	—	6,475
CGR—Catanduva Centro Ger. Resíduos Ltda.	3,707	—	—	—	—	—	—	3,707
	168,436	20,420	40,342	(42,264)	—	2,701	(155,660)	33,975
Goodwill on investments	364,617	—	—	—	(14,813)	—	(276,148)	73,656
	533,053	20,420	40,342	(42,264)	(14,813)	2,701	(431,808)	107,631
Biopar Soluções Ambientais Ltda.	(186)	—	—	—	—	—	—	(186)
	532,867	20,420	40,342	(42,264)	(14,813)	2,701	(431,808)	107,445

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

11. Investments and assets and liabilities held for sale (Continued)

11.2. Discontinued operation

Discontinued operation is comprised by:

	2016	2015	2014
a) Income Statements
Doña Juana (11.2.1)	41	(4,521)	(40,315)
Estre Oleo (11.2.2)	—	—	(3,913)
Total	41	(4,521)	(44,228)
b) Liabilities
Doña Juana (11.2.1)	24,220	17,903	—

11.2.1. Doña Juana

At December 31, 2016, the Company classified Doña Juana investment and asset held for sale in accordance with IFRS 5. After the investment in Doña Juana was classified as held for sale, the Company accounts for such investment under the equity method in accordance to IAS 28. (see Note 1.3.4).

For the years ended December 31, 2016, 2015 and 2014, Doña Juana’s profit or loss for the year is as follows:

	2016	2015	2014
Revenue from services rendered	52,000	78,129	48,953
Cost of services	(38,807)	(52,937)	(30,956)
Gross loss	13,193	25,192	17,997
General and administrative expenses	(4,856)	(12,789)	(7,326)
Other Operating income (expenses)	(1,253)	(6,096)	(46,121)
Finance income (costs)	(6,076)	(10,277)	(4,511)
Current and deferred income and social contribution taxes	(927)	(551)	(354)
Profit (loss) for the year(a)	81	(4,521)	(40,315)
(a)	As described in the note 1.3, investment in Doña Juana ceased being consolidated in 2016 and was accounted for under the equity method. The Company’s interest as of December 31, 2016 included in discontinued operations amounts to R$41 (51% of R$81).

Main classes of assets and liabilities of Doña Juana classified as held for sale at December 31, 2016 and 2015 are as follows:

	2016	2015
Assets
Current assets
Cash and cash equivalents	1,416	2,270
Trade accounts receivable	8,152	12,606
Taxes recoverable	198	736
Advances to suppliers	4,567	1,648
Other current assets	4,330	5,208
Total current assets	18,663	22,468
Non-current assets
Property, plant and equipment	8,573	10,974
Intangible assets	6,304	284
Other current assets	1,244	—
Total non-current assets	16,121	11,258
Total assets	34,784	33,726

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

11. Investments and assets and liabilities held for sale (Continued)

	2016	2015
Liabilities
Current liabilities
Loans and financing	33,846	40,880
Trade accounts payable	22,573	13,436
Labor payable	833	923
Tax liabilities	10,072	3,627
Other current liabilities	3,468	5,651
Total current liabilities	70,792	64,517
Non-current liabilities
Other liabilities	—	4,313
Capital	6,858	6,858
Accumulated losses	(42,866)	(41,962)
Total equity	(36,008)	(35,104)
Total liabilities and equity	34,784	33,726

Net cash flows incurred by Doña Juana are as follows:

	2016	2015	2014
Operating activities	26,477	(2,221)	21,438
Investing activities	(14,216)	665	(16,787)
Financing activities	(13,115)	4,191	(7,468)
Net cash generated/(used)	(854)	2,635	(2,817)
a)	The breakdown of the investment in Doña Juana is as follows:
	2016	2015
Doña Juana’s equity	(36,008)	(35,104)
Investment—Estre Ambiental—51% (interest) (Note 11.1)	(18,364)	(17,903)
Advances received	(5,856)	—
Total	(24,220)	(17,903)

11.2.2. Estre O&G

At December 31, 2014, the Company classified Estre O&G investment as discontinued operations (See Note 1.3.1).

For the year ended December 31, 2014, in accordance with IFRS 5, Estre O&G profit or loss has as follows:

2014
Revenue from services rendered	82,668
Cost of services rendered	(84,269)
Gross loss	(1,601)
General and administrative expenses	(17,088)
Other Operating income (expenses)	22,412
Financial income (expenses)	(1,537)
Current and deferred income and social contribution taxes	(6,099)
Loss for the year	(3,913)

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

11. Investments and assets and liabilities held for sale (Continued)

Major classes of assets and liabilities of Estre O&G classified as held for sale at December 31, 2014 are as follows:

2014
Assets
Current assets
Trade accounts receivable	8,585
Taxes recoverable	15,261
Advances to suppliers	3,619
Other current assets	3,875
Total current assets	31,340
Non-current assets
Intercompany loans	3,561
Property, plant and equipment	31,516
Intangible assets	6,648
Other non-current assets	783
Total non-current assets	42,508
Total assets	73,848
2014
Liabilities
Current liabilities
Trade accounts payable	3,004
Labor liabilities	5,483
Tax liabilities	12,380
Other current liabilities	1,080
Total current liabilities	21,947
Non-current liabilities
Provision for legal proceedings	4,420
Tax liabilities	635
Other liabilities	680
Total non-current liabilities	5,735
Capital	53,701
Accumulated losses	(7,535)
Total equity	46,166
Total liabilities and equity	73,848

Net cash flows incurred by Estre O&G are as follows:

2014
Operating activities	28,013
Investing activities	7,936
Financing activities	(35,630)
Net cash generated/(used)	319

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

12. Property, plant and equipment

	Weighted average rate p.a. %	Costs	Accumulated depreciation	Net
Description				2016	2015
Landfills—land and implementation of cells(a)	14.46	638,346	(351,258)	287,088	296,613
Buildings and facilities	2.32	180,179	(52,871)	127,308	126,419
Biogas burning facilities	7.65	9,255	(2,070)	7,185	7,173
Operating equipment	4.46	191,545	(82,648)	108,897	90,038
Furniture and fixtures	5.49	8,878	(4,961)	3,917	4,260
Computers and peripherals	5.53	10,579	(7,466)	3,113	3,825
Vehicles	9.27	300,422	(211,527)	88,895	98,036
Aircraft	4.03	16,791	(6,335)	10,456	11,723
UVR—Waste recovery unit	8.1	60,700	(18,325)	42,375	46,958
Other property, plant and equipment	6.41	456	(337)	119	170
Advances to suppliers	—	5,177	—	5,177	—
Construction in progress(b)	—	13,439	—	13,439	13,562
Total		1,435,767	(737,798)	697,969	698,777
(a)	Land intended for landfills and respective buildings are subject to depletion and depreciation calculated based on the usage volume of the landfill. In 2016, depletion and depreciation had weighted average rates of 14.46% p.a. Landfills include decommissioning cost as explained in Note 21.
(b)	Construction in progress refers basically to landfill cell projects of the Company.

Guarantee

Financing of property, plant and equipment of the subsidiaries are secured by the Company’s guarantee. Project financing is subject to additional bank guarantee and financing of machinery and equipment items are guaranteed by lien on assets and finance lease.

Useful lives of property, plant and equipment

The Company reviews the estimated useful lives of property, plant and equipment items at the end of each reporting period, based on the estimated useful lives of the assets reviewed, according to technical appraisal report prepared internally.

Finance lease agreements

The net carrying amount of property, plant and equipment under finance lease agreements at December 31, 2016 and 2015 was R$6,540 and R$854, respectively.

Impairment test for cash generating units

Management annually reviews the net carrying amount of assets in order to assess events or changes in economic, operating or technological circumstances that may indicate deterioration or impairment. When such evidence is identified and carrying amount exceeds recoverable amount, a provision for impairment is recorded to adjust the carrying amount to the recoverable amount.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

12. Property, plant and equipment  (Continued)

Changes in property, plant and equipment for the years 2016, 2015 and 2014 were as follows:

	December 31, 2015	Additions	Write-offs(b)	Transfer	December 31, 2016
Costs
Landfills (land and implementation of cells)	566,840	18,612	(1,556)	54,450	638,346
Buildings	171,387	1,727	(986)	8,051	180,179
Biogas burning facilities	8,795	—	—	460	9,255
Operating equipment	157,369	12,673	(1,319)	22,822	191,545
Furniture and fixtures	8,414	272	(1)	193	8,878
Computers and peripherals	10,020	127	(1)	433	10,579
Vehicles	273,443	6,540	(1,847)	22,286	300,422
Aircraft	16,791	—	—	—	16,791
UVR—Waste recovery unit	60,700	—	—	—	60,700
Other property, plant and equipment	456	—	(69)	69	456
Advances to suppliers	—	21,924	—	(16,747)	5,177
Construction in progress(a)	12,381	93,105	(30)	(92,017)	13,439
Total costs	1,286,596	154,980	(5,809)	—	1,435,767
Depreciation
Landfills (land and implementation of cells)	(279,979)	(71,847)	568	—	(351,258)
Buildings	(43,490)	(9,740)	359	—	(52,871)
Biogas burning facilities	(1,622)	(448)	—	—	(2,070)
Operating equipment	(63,984)	(19,144)	480	—	(82,648)
Furniture and fixtures	(4,226)	(735)	—	—	(4,961)
Computers and peripherals	(6,188)	(1,278)	—	—	(7,466)
Vehicles	(170,405)	(41,795)	673	—	(211,527)
Aircraft	(5,068)	(1,267)	—	—	(6,335)
UVR—Waste recovery unit	(13,742)	(4,583)	—	—	(18,325)
Other property, plant and equipment	885	(1,257)	35	—	(337)
Total depreciation	(587,819)	(152,094)	2,115	—	(737,798)
Total property, plant and equipment, net	698,777	2,886	(3,694)	—	697,969
(a)	Construction in progress refers basically to landfill cell projects of the Company.
(b)	Mainly related to assets write-off as a result of the investigation described in Note 1.4.2.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

12. Property, plant and equipment  (Continued)

	December 31, 2014	Additions	Write-offs(b)	Transfer	December 31, 2015
Costs
Landfills (land and implementation of cells)	488,503	24,067	(4,502)	58,772	566,840
Buildings	161,839	3,081	—	6,467	171,387
Biogas burning facilities	8,795	—	—	—	8,795
Operating equipment	156,135	3,290	(7,781)	5,725	157,369
Furniture and fixtures	7,938	311	(154)	319	8,414
Computers and peripherals	8,871	125	(205)	1,229	10,020
Vehicles	260,868	11,865	(156)	866	273,443
Aircraft	16,791	—	—	—	16,791
UVR—Waste recovery unit	60,700	—	—	—	60,700
Other property, plant and equipment	450	—	—	6	456
Advances to suppliers	727	—	—	(727)	—
Construction in progress(a)	3,904	89,441	(8,307)	(72,657)	12,381
Total costs	1,175,521	132,180	(21,105)	—	1,286,596
Depreciation
Landfills (land and implementation of cells)	(210,359)	(70,254)	634	—	(279,979)
Buildings	(38,846)	(4,644)	—	—	(43,490)
Biogas burning facilities	(1,178)	(444)	—	—	(1,622)
Operating equipment	(57,854)	(7,226)	1,096	—	(63,984)
Furniture and fixtures	(3,534)	(714)	22	—	(4,226)
Computers and peripherals	(4,857)	(1,360)	29	—	(6,188)
Vehicles	(138,243)	(32,184)	22	—	(170,405)
Aircraft	(3,801)	(1,267)	—	—	(5,068)
UVR—Waste recovery unit	(9,161)	(4,581)	—	—	(13,742)
Other property, plant and equipment	(240)	(46)	1,171	—	885
Total depreciation	(468,073)	(122,720)	2,974	—	(587,819)
Total property, plant and equipment, net	707,448	9,460	(18,131)	—	698,777
(a)	Construction in progress refers basically to landfill cell projects of the Company and its subsidiaries.
(b)	Mainly related to assets write-off as a result of the investigation described in Note 1.4.2.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

12. Property, plant and equipment  (Continued)

	December 31, 2013	Additions	Write-offs(b)	Transfer	December 31, 2014
Costs
Landfills (land and implementation of cells)	423,740	11,919	(11,431)	64,275	488,503
Buildings	160,250	249	(1)	1,341	161,839
Biogas burning facilities	8,778	3	—	14	8,795
Operating equipment	167,829	205	(13,007)	1,108	156,135
Furniture and fixtures	8,028	27	(265)	148	7,938
Computers and peripherals	9,054	40	(438)	215	8,871
Vehicles	244,811	16,386	(329)	—	260,868
Aircraft	16,783	1	—	7	16,791
UVR—Waste recovery unit	60,700	—	—	—	60,700
Other property, plant and equipment	449	—	—	1	450
Advances to suppliers	727	10,233	—	(10,233)	727
Construction in progress(a)	3,904	56,876	—	(56,876)	3,904
Total costs	1,105,053	95,939	(25,471)	—	1,175,521
Depreciation
Landfills (land and implementation of cells)	(157,328)	(60,182)	7,151	—	(210,359)
Buildings	(24,335)	(14,511)	—	—	(38,846)
Biogas burning facilities	(737)	(441)	—	—	(1,178)
Operating equipment	(49,938)	(8,858)	942	—	(57,854)
Furniture and fixtures	(2,964)	(646)	76	—	(3,534)
Computers and peripherals	(3,633)	(1,334)	110	—	(4,857)
Vehicles	(106,946)	(31,297)	—	—	(138,243)
Aircraft	(2,534)	(1,267)	—	—	(3,801)
UVR—Waste recovery unit	(4,580)	(4,581)	—	—	(9,161)
Other property, plant and equipment	(179)	(61)	—	—	(240)
Total depreciation	(353,174)	(123,178)	8,279	—	(468,073)
Total property, plant and equipment, net	751,879	(27,239)	(17,192)	—	707,448
(a)	Construction in progress refers basically to landfill cell projects of the Company and its subsidiaries.
(b)	Mainly related to assets write-off as a result of the investigation described in Note 1.4.2.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

13. Intangible assets

At December 31, 2016 and 2015, breakdown of intangible assets is as follows:

	Useful life (months)		Cost	Accumulated amortization/ impairment	2016	2015
Description					Net	Net
Software	60		22,893	(13,099)	9,794	5,440
Other intangible assets			20,621	(6,638)	13,983	13,983
Customer relationship		(a)	130,690	(94,536)	36,154	49,011
Licenses		(a)	24,705	—	24,705	24,705
Goodwill on acquisitions	—		513,986	(44,790)	469,196	513,986
Total			712,895	(159,063)	553,832	607,125
(a)	The Company engaged a valuation specialist to determine the fair value of identifiable intangible assets, consisting mainly of customer relationships, which are subject to amortization based on the contractual conditions set forth in each case.

Changes in intangible assets at the years 2016, 2015 and 2014 are as follows:

	December 31, 2015	Additions	Impairment	December 31, 2016
Costs
Software	15,380	7,513	—	22,893
Other intangible assets	20,621	—	—	20,621
Customer relationship	130,690	—	—	130,690
Projects in progress	24,705	—	—	24,705
Goodwill on Acquisitions	513,986	—	(44,790)	469,196
	705,382	7,513	(44,790)	668,105
Amortization
(–) Software	(9,940)	(3,159)	—	(13,099)
(–) Other intangible assets	(6,638)	—	—	(6,638)
Customer relationship	(81,679)	(12,857)	—	(94,536)
Total amortization	(98,257)	(16,016)	—	(114,273)
Total intangible assets, net	607,125	(8,503)	(44,790)	553,832
	December 31, 2014	Additions	Impairment	Transfer	December 31, 2015
Costs
Software	15,329	50	—	1	15,380
Other intangible assets	13,456	6,633	—	532	20,621
Customer relationship	139,838	—	—	(9,148)	130,690
Projects in progress	23,861	—	—	844	24,705
Goodwill on acquisitions	528,828	—	(14,842)	—	513,986
	721,312	6,683	(14,842)	(7,771)	705,382
Amortization
(–) Software	(8,594)	(1,351)	—	5	(9,940)
(–) Other intangible assets	—	(6,633)	—	(5)	(6,638)
Customer relationship	(62,360)	(27,090)	—	7,771	(81,679)
Total amortization	(70,954)	(35,074)	—	7,771	(98,257)
Total intangible assets, net	650,358	(28,391)	(14,842)	—	607,125

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

13. Intangible assets (Continued)

	December 31, 2013	Additions	Disposals	Impairment	Transfer	December 31, 2014
Costs
Software	16,762	1,790	(3,223)	—	—	15,329
Other intangible assets	23,774	—	(10,318)	—	—	13,456
Customer relationship	138,994	1,375	—	—	(531)	139,838
Projects in progress	9,203	14,127	—	—	531	23,861
Goodwill on Acquisitions	578,459	—	(6,477)	(43,154)	—	528,828
	767,192	17,292	(20,018)	(43,154)	—	721,312

Amortization
(–) Software	(12,890)	(2,740)	7,036	—	—	(8,594)
(–) Other intangible assets	(4,353)	—	4,353	—	—	—
Customer relationship	(46,560)	(15,800)	—	—	—	(62,360)
Total amortization	(63,803)	(18,540)	11,389	—	—	(70,954)
Total intangible assets, net	703,389	(1,248)	(8,629)	(43,154)	—	650,358

Impairment test for cash generating units

A cash generating unit (“CGU”) is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Historically, the acquisitions that generated such goodwill balances were mainly related to the expansion and development of business in different regions, such as the acquisition of Resicontrol, with operations on the city of Tremembé, CTR Itaboraí, with operations on the Rio de Janeiro state,Grupo Viva, with operations on the states of Bahia and Alagoas, Grupo Geo Vision, on the city of Ribeirao Preto.

The operation and cash generation of such CGUs is directly related to the services rendered on each geographical region that consist in an integrated operation and, as such, are tested for impairment as separate CGUs, considering the geographical aspect inherent to the respective service and the lack of interrelation and synergies among the operations for the different CGUs.

For impairment testing purposes, goodwill arising from business combinations was allocated to the CGU, as of December 31, 2016, 2015 and 2014 as follows:

December 31, 2016

CGU	Projection period	Discount rate	Perpetuity	Assets of CGU	Goodwill tested for impairment	Carrying amount of CGU tested for impairment	Value in use	Goodwill impairment charge	Goodwill balance
Grupo Geo Vision	01/01/17 to 12/31/21	18.80%	8.00%	142,722	242,803	385,525	455,870	—	242,803
Resicontrol	01/01/17 to 12/31/21	17.60%	8.00%	92,945	87,639	180,584	196,631	—	87,639
Grupo Viva	01/01/17 to 12/31/21	18.95%	8.00%	135,473	136,315	271,788	416,694	—	136,315
CTR Itaboraí	01/01/17 to 12/31/21	17.90%	8.00%	25,728	47,229	72,957	28,167	(44,790)	2,439
TOTAL				396,868	513,986	910,854	1,097,362	(44,790)	469,196

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

13. Intangible assets (Continued)

December 31, 2015

CGU	Projection period	Discount rate	Perpetuity	Assets of CGU	Goodwill tested for impairment	Carrying amount of CGU tested for impairment	Value in use	Goodwill impairment charge	Goodwill balance
Grupo Geo Vision	01/01/16 to 12/31/20	18.75%	8.00%	68,700	242,803	311,503	394,157	—	242,803
Resicontrol	01/01/16 to 12/31/20	19.20%	8.00%	84,492	91,693	176,185	172,131	(4,054)	87,639
Grupo Viva	01/01/16 to 12/31/20	20.55%	8.00%	34,690	136,315	171,005	377,143	—	136,315
CTR Itaboraí	01/01/16 to 12/31/20	18.20%	8.00%	26,818	58,017	84,835	74,047	(10,788)	47,229
TOTAL				214,700	528,828	743,528	1,017,478	(14,842)	513,986

December 31, 2014

CGU	Projection period	Discount rate	Perpetuity	Assets of CGU	Goodwill tested for impairment	Carrying amount of CGU tested for impairment	Value in use	Goodwill impairment charge	Goodwill balance
Grupo Geo Vision	01/01/15 to 12/31/19	12.86%	8.85%	88,656	242,803	331,459	402,176	—	242,803
Resicontrol	01/01/15 to 12/31/19	12.86%	8.85%	81,006	134,847	215,853	171,123	(43,154)	91,693
Grupo Viva	01/01/15 to 12/31/19	12.86%	8.85%	755	136,315	137,070	335,366	—	136,315
CTR Itaboraí	01/01/15 to 12/31/19	11.20%	8.85%	37,659	58,017	95,676	264,979	—	58,017
TOTAL				208,076	571,982	780,058	1,173,644	(43,154)	528,828

The recoverable amount of the cash generating units shown above was computed based on the calculation of the value in use, considering cash flow projections from financial budgets approved by the board of directors, discounted to present value.

The assumptions used in the calculation of the value-in-use for the cash generating unit is as follows:

•	Projected cash flows period: January 1, 2016 to December 31, 2021.
•	Currency: Brazilian Reais (R$).
•	Direct taxes: taxes on gross revenue applicable to the Company’s operations were considered.
•	Financial projections are presented in nominal terms, i.e., considering the estimated inflation over the projected period.
•	Discount rate: calculated according to the WACC (Weighted Average Cost of Capital) methodology, before income taxes.
•	Perpetuity: calculated based on the long-term view, taking into consideration the projected long-term inflation rates and gross domestic product (“GDP”).
•	Projections: budget approved by the Board of Directors for January 1, 2017 to December 31, 2021.

As a result of the impairment test, the Company recorded impairment in the following cash generation units (Note 29).

Description	2016	2015	2014
CTR Itaboraí	44,790	10,788	—
Resicontrol	—	4,054	43,154
Total Impairment	44,790	14,842	43,154

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

14. Loans and financing

Breakdown of loans and financing is as follows:

Description		Additional information	Annual charges	2016	2015
Working capital	Working capital	(a)	CDI + Interest from 7%	1	2,500
	Working capital	(a)	IPC + Interest from 7%	2,406	6,690
	Working capital	(a)	CDI + Interest from 7.44% to 8.08%	—	42
	Working capital	(a)	CDI + Interest from 0.5% to 8%	—	11,591
	Working capital	(a)	CDI + Interest from 9.38%	—	16,297
BNDES	FINAME	(b)	TJLP + Interest from 3.9% to 5.5%	4,538	14,387
	FINAME	(b)	TJLP + Interest from 10.30% to 12.90%	64	164
	FINAME	(b)	TJLP + Interest from 1.40% to 11%	—	714
	FINAME	(b)	TJLP + Interest from 1% to 12.9%	1,294	4,002
	FINAME	(b)	TJLP + Interest from 2.5% to 4.6%	6,239	12,816
	FINAME	(b)	TJLP + Interest from 5.1% to 9%	6,376	13,648
Lease	Lease	(c)/(e)	CDI + Interest from 4.08%/ Interest from 7.17% to 13.97%	5,779	—
	Lease	(c)/(f)	CDI + Interest from 3.86%/ Interest from 9.90% to 23.27%	—	81
IFC	IFC	(d)	CDI + Interest from 4.25%	—	1,378
Total loans and financing				26,697	84,310
Current				16,732	64,133
Non-current		(e)		9,965	20,177
(a)	Loans raised for capital expenditure, new business acquisitions and other projects. Guarantees provided consist of receivables, promissory notes and shareholders’ collateral signatures.

In 2015, three credit lines were withdraw from Banco Original, amounting to a total of R$31,000, and from BIC Banco, amounting to R$20,000. These credit lines were fully settled in 2016.

(b)	Financing for investment in infrastructure and implementation of new waste treatment units and fleet renewal. The related assets pledge as collateral in addition to the Company’s and shareholders’ collateral signatures.
(c)	Finance lease, guaranteed by the leased item.
(d)	In accordance with the agreement executed on June 19, 2009, and amendments executed in July 2010, amounting to R$40,000, the financing operation with the International Finance Corporation (IFC) was conducted to finance new investments in property, plant and equipment, enhance conditions of existing landfills, acquire new companies, create new landfills, expand gas collection and generate fuel gas in landfills and other information system management projects.

On the same date, IFC provided another financing facility, in Euros, equivalent to US$4,500,000 (four million, five hundred thousand US dollars). This facility is subject to the euro exchange fluctuation and bears interest at 15% p.a.

In 2015, the Company failed to meet the loan repayment schedule, and communicated the lender that the debt would be settled in 2016. The debt was fully settled in January 2016.

(e)	The loans and financing repayment schedule at December 31, 2016 and 2015 was as follows:
Period	2016	2015
Through December 2017	—	7,073
Through December 2018	5,548	9,593
Through December 2019	3,551	3,511
Through December 2020	866	—
Total	9,965	20,177

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

14. Loans and financing (Continued)

(f)	Leases

Future minimum lease payments, under finance lease agreements together with the present value of net minimum lease payments are as follows:

	2016		2015
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Within one year	4,858	1,522	68	21
After one year, but before five years	12,405	3,057	174	43
Total minimum lease payments	17,263	4,579	242	64
Less amounts representing financial charges	(11,484)	—	(161)	—
Present value of minimum lease payments	5,779	4,579	81	64

During 2016, the Company entered into financial lease agreements for certain vehicles.

Changes in loans

	2016	2015
(=) Opening balance	84,310	230,915
(+) Loans raised	6,540	42,160
(–) Payment of principal	(60,514)	(189,012)
(–) Payment of interest	(9,506)	(28,049)
(+) Allocation of interest	5,867	31,162
(–) Exchange variation	—	(2,866)
(=) Closing balance	26,697	84,310

15. Debentures

Description	Additional information	Annual charges	2016	2015
1st issue (Note 10)	(a)	CDI + Interest from 2.95%	906,729	773,190
2nd issue	(b)	CDI + Interest from 2.60%	761,307	651,472
Borrowing costs	(c)		(2,407)	(7,581)
Total			1,665,629	1,417,081
(a)	1st issue of debentures

On June 27, 2011, the Company conducted its 1st issue of unsecured, subordinated debentures, not convertible into shares, with collateral and additional personal guarantee, for public distribution with restricted placement efforts, for issue the of 2,720 debentures, with a face value of R$250, fully paid by Banco BTG Pactual S.A., with semi-annual payments starting of September 2013 and final maturity on March 9, 2017.

The proceeds from the issue of these debentures were used to settle loans outstanding from Banco BTG Pactual.

In December 2012, the Company debenture holders agreed to adjust the interest rate to be charge in new issuances. Such interest rate was reduced and it is based on the CDI rate plus 2.95% spread per year.

During the years 2013 to 2016, the Company renegotiated the portions of principal maturing in September 2013, March 2014, September 2014, March 2015, September 2015, March 2016 and September 2016, which will be paid together with the remaining installments.

The debentures provide for accelerated maturity clauses should the following events take place: (i) corporate transactions (merger, spin-off etc.) carried out by the Company and its subsidiaries; (ii) disclosure of financial information; (iii) default in connection with transactions carried out with financial institutions; (iv) failure to meet financial ratios set forth in the transaction’s contractual terms; (v) payment of dividends and/or interest on equity exceeding R$45,000 and (vi) assets disposed of or given in guarantee to third parties whose individual or combined amounts exceed R$25,000. At December 31, 2016 and 2015, the Company failed to comply with the

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

15. Debentures  (Continued)

covenants related to the maintenance of certain financial ratios as well as failed to meet the principal repayment schedule. As of December 31, 2016 and 2015, the Company have not obtained the waiver of debenture holders therefore the debentures have been included as liabilities in the statement of financial position.

The Company expects to repay the debentures upon completion of the transaction described in Note 1.2.

(b)	2nd issue of debentures

On December 14, 2012, the Company completed its second issue of unsecured debentures, not convertible into shares, with collateral and additional personal guarantee, for public distribution with restricted placement efforts, for the issue of 3,000 debentures with a face value of R$250. The actual issuance was for 2,600 debentures. The debentures mature in five years and bear interest at the CDI rate plus of 2.60% p.a. Principal will be repaid semiannually, in seven installments beginning in December 2014.

In 2015 and 2016, the Company renegotiated installments maturing June 2015, December 2015, June 2016 and December 2016, with payment in 2017.

The proceeds from the issue of the debentures were used to settle bank loans, to extend the debt maturities in working capital.

The debentures provides for accelerated maturity clauses should the following events take place: (i) corporate transactions (merger, spin-off etc.) carried out by the Company and its subsidiaries; (ii) disclosure of financial information; (iii) default in connection with transactions carried out with financial institutions; (iv) failure to comply with financial ratios set forth in the transaction’s contractual terms; (v) payment of dividends and/or interest on equity exceeding R$30,000 and (vi) assets disposed of or given in guarantee to third parties whose individual or combined amounts exceed R$100,000. As of December 31, 2016 and 2015, the Company failed to comply with the covenants relating to the maintenance of certain financial ratios as well as failed to meet the principal repayment schedule. As of December 31, 2016 and 2015, the Company have not obtained the waiver of debenture holders therefore the debentures have been included as liabilities in the statement of financial position.

The Company expects to repay the debentures upon completion of the transaction described in Note 1.2.

(c)	Transaction costs

Transaction costs were classified as a reduction of liabilities and are recognized in profit or loss based on the effective interest rate:

Description	2016	2015
Transaction cost	(7,581)	(12,755)
Accumulated amortization	5,174	5,174
Transaction cost to be amortized	(2,407)	(7,581)
Current	(2,407)	(7,581)

16. Trade accounts payable

Description	2016	2015
Invoices payable	101,296	89,153
Services to be billed	5,230	7,067
Related parties	1,909	252
Total	108,435	96,472

The aging list of trade accounts payable is as follows:

Description	2016	2015
Unbilled	5,230	7,067
Falling due	74,577	49,720
Overdue up to 30 days	12,097	12,058
Overdue from 30 to 60 days	1,713	6,627
Overdue from 31 to 90 days	2,479	2,987
Overdue from 91 to 180 days	1,472	4,066
Overdue from 181 to 360 days	1,219	1,942
Overdue for more than 360 days	9,648	12,005
Total	108,435	96,472

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

17. Labor payable

Description	2016	2015
Salaries	16,015	16,757
Bonus and profit sharing payable	28,194	24,438
Social charges
FGTS	4,696	4,261
INSS—Social security	8,231	8,902
IRRF	2,585	2,182
Sundry taxes	462	801
Accrual for vacation pay and related charges	46,725	40,240
Total	106,908	97,581

18. Tax liabilities

Description	2016	2015
PIS payable(a)	36,676	23,115
COFINS payable(a)	166,285	109,855
Service tax (ISS) payable(b)	34,198	23,652
Withholding service tax payable	333	3,457
IRPJ payable(c)	57,742	51,367
CSLL payable(c)	26,765	20,784
PIS/COFINS/CSLL payable(d)	391	1,744
Installment payment of federal taxes(e)	99,034	67,153
Installment payment of state taxes	—	318
Installment payment of local taxes(f)	574	741
Installment payment of taxes—Law No. 12996/14 Refis Copa(g)	105,385	120,239
Withholding INSS(h)	142	905
Withholding IRPJ(i)	329	3,442
Other taxes	2,575	178
Total	530,429	426,950
Current	294,333	213,850
Non-current	236,096	213,100
(a)	PIS and COFINS are taxes levied by the Brazilian federal government on gross revenues. The standard rates are 7.60% for PIS and 1.65% for COFINS applicable to entities declaring income tax and social contribution on the ‘actual profits’ basis. These amounts are invoiced to and collected from our customers and recognized as deductions to gross revenue (Note 25) against Tax liabilities, as we are acting as agents collecting these taxes on behalf of the government. PIS and COFINS taxes paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Taxes recoverable (Note 7) and on a monthly basis are offset against PIS and COFINS Tax payable, and presented net as the amounts are due to the same tax authority. Brazilian tax legislation allows smaller entities with less than R$78 million in annual gross revenues to opt to declare income taxes on the ‘presumed profits’ basis. These are subject to lower COFINS and PIS rates of 3.00% and 0.65%, respectively. However, PIS and COFINS taxes on purchases may not be claimed back and will not generate tax credits under the presumed profits basis. At the balance sheet date, the PIS and COFINS payables and receivables (accounted for in Note 7—Taxes recoverable) were disclosed net as a payable.
(b)	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to our customers for the provision of services we provide. These are recognized as deductions to gross revenue (Note 25—Taxes levied—ISSQN) against Tax liabilities, as we are acting as agents collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00% however most of the municipalities in which we operate levy ISS at the higher rate. Each municipality sets slightly different rules regarding the use of credits and withholding of ISS tax on payments to suppliers.
(c)	IRPJ and CSLL are corporate income taxes levied by the Brazilian federal government. The IRPJ rate is 25% and the CSLL rate is 9%, resulting in a combined federal corporate income tax rate of 34% on taxable profits. The expense for current income tax is recognized

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

18. Tax liabilities  (Continued)

in the statement of profit or loss under ‘Current income and social contribution taxes’ against tax payable. However, for some entities in the group, advances for the payment of income tax are paid on a quarterly basis during the tax year and are recognized as an asset under Taxes recoverable (Note 7—’Corporate income tax (IRPJ)’ and ‘Social contribution tax on net profit (CSLL)’). Income tax is levied on legal entities individually, with no right of offset between entities in a group. Smaller entities opting to declare income taxes on the ‘presumed profits’ basis are taxed at the same rates on a ‘presumed profit’ of 32% of gross revenues.

(d)	Purchases of certain materials or services require us to retain and pay taxes on behalf of our suppliers. The rate of 4.65% in relation to PIS, COFINS and CSLL tax on applicable purchases is withheld from payments made to suppliers and recognized as a tax liability, with no impact to the statement of profit or loss.
(e)	Refers to installment payment of IRPJ, CSLL, PIS and COFINS, which payment is deferred in 30 to 60 installments, adjusted by the SELIC rate. The accrual of interest on this liability is recognized as a financial expense under the line item—’Interest for late payment of taxes’ (Note 30).
(f)	Refers mainly to ISS payable to the Paulínia City Government in 36 installments, not subject to inflation adjustment or interest.
(g)	In August 2014, enactment of Federal Law No. 12996/2014 (“REFIS da Copa”) enabled the inclusion of new tax contingencies in REFIS (tax installment payment program). The Company included the overdue taxes in REFIS da Copa in order to benefit from interest and fine amnesty. The accrual of interest on this liability is recognized as a financial expense under the line item—’Interest for late payment of taxes’ (Note 30).
(h)	INSS is a social security charge levied on wages paid to employees. On certain purchases of services we are required to withhold 11% of the amounts billed by our suppliers and pay INSS tax on their behalf, with no impact to the statement of profit or loss.
(i)	On certain purchases of services we are required to withhold 1.5% of the amounts billed by our suppliers and pay IRPJ (Income tax) on their behalf, with no impact to the statement of profit or loss.

Eligible tax debt balances below refer to REFIS da Copa are:

	2016	2015
Principal	128,132	128,132
Fine and SELIC interest	100,541	100,541
Reduction due to amnesty of interest, fines and legal charges	(53,981)	(53,981)
Repayments by prepayments	(30,902)	(30,902)
Payment in installments	(30,353)	(10,071)
SELIC restatement	21,161	15,733
Use of unused tax loss carryforwards	(29,213)	(29,213)
Balance payable	105,385	120,239

At December 31, 2015, the Company was compliant with all conditions to be part of the tax payment installments program, and the use of unused tax loss carryforwards of REFIS “Copa” totaled R$5,605. See Note 24.1. Installments with maturity beginning 2016 were restated considering 1% of SELIC rate interest p.m. and mature as follows:

Year of maturity	2016	2015
2016	—	8,198
2017	7,908	8,198
2018	7,908	8,198
2019	7,908	95,645
2020 onwards	81,661	—
Total	105,385	120,239

The Company elected to enroll to the program, collected and prepaid amounts under REFIS da Copa for all debts that matured through December 31, 2013 in 180 installments.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

18. Tax liabilities  (Continued)

On September 8, 2015, the period for consolidation of Social security tax debts in the REFIS da Copa installment payment program started, and the Company consolidated all its social security tax debts electronically on the Brazilian IRS web site, except for debts referring to IRPJ and CSLL prepayments, which were consolidated manually through specific forms.

19. Accounts payable from acquisition of investments

Balances payable for acquisition of investments are detailed below:

	2016	2015
Equity interest acquired:
Viva(b)	9,712	34,811
Geo Vision—Public Private Partnerships(a)	—	33,686
Geo Vision—Price adjustment(b)	—	5,254
	9,712	73,751
Current	4,856	47,041
Non-current	4,856	26,710
(a)	The Company agreed to make to the selling shareholders of Geo Vision an additional payment of R$29,415 if a Public-Private Partnership between the Company and city in the state of São Paulo is signed, for provision of collection, sweeping and street cleaning services. At December 31, 2014, the consideration increased to R$30,428 and in 2015, to R$33,686. Restatement is by reference to IPCA variation;
(b)	The amounts of purchase and sales agreements are adjusted by the accumulated variation of 100% of CDI between the closing date and the payment date. At December 31, 2016, Estre SPI and Geo Vision assumed the debt, and the accounts were settled using the balance receivable from Azaléia. (Note 8).

20. Accounts payable from land acquisition

Description	2016	2015
Land purchase(a)/(b)	19,319	30,044
Present value adjustment(c)	(2,564)	(6,340)
Total	16,755	23,704
Current	9,112	10,625
Non-current	7,643	13,079
(a)	On December 27, 2013, Estre acquired a plot of land in Jardim Lídia from Banco Pine, for R$30,000, of which R$1,325 was paid in cash and the remainder will be settled in 60 fixed installments, beginning June 30, 2014. The remaining balance at December 31, 2016 was R$16,449.
(b)	In June 2006, Estre entered into negotiation with Masa—Comércio e Serviços de Terraplanagem Ltda., to acquire land in the city of Itapevi, initially for R$4,400 in legal discussion; after renegotiation in 2014 and through Private Debt Acknowledgment and Novation Agreement and other Covenants of May 14, 2015, the selling price was restated by IGPM and increased by legal late payment interest of 1% per month, totaling R$9,584, to be paid in 24 fixed installments of R$399, with first payment maturing on June 1, 2015. The remaining balance at December 31, 2016 was R$2,870.
(c)	At December 31, 2016, the rate used was 16.80% (17.80% at December 31, 2015).

21. Provision for landfill closure

NBR standard No. 13896/1997 defines some rules that the Company, as owner of landfills, must comply with during closure and post-closure of landfills.

Decommissioning liability are provided for the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset. The provision includes the

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

21. Provision for landfill closure (Continued)

estimated costs to be incurred for the final closure of landfills, including the leachate drainage, collection and treatment, biogas collection and treatment, sampling and laboratory analysis of ground water and surface water, among other.

The costs to be incurred until the closure of a landfill or during the long-term monitoring period (20 years) were discounted to present value at an average rate of 14.30% for year ended in December 31, 2016, which reflects the Company’s cost of capital.

The balances by landfill are as follows:

Description	2016	2015
Paulínia	51,531	43,643
Curitiba	18,307	14,166
Itapevi	9,611	8,114
Aracajú	1,774	1,001
CGR Guatapará	8,651	7,184
CGR Guatapará—Jardinópolis	1,378	1,079
CGR Guatapará—Piratininga	440	240
Resicontrol—Tremembé	6,180	5,198
Maceió	2,100	1,444
Feira de Santana	1,020	520
Itaboraí	628	482
Total	101,620	83,071
Current	15,499	—
Non-current	86,121	83,071

Changes in provisions are as follows:

	2016	2015
Balance at beginning of period	83,071	65,584
Additions	10,094	11,577
Effect of passage of time	8,455	5,910
Balance at end of period	101,620	83,071

The expected timing of outflows are as follows:

Period	2016
Up to 1 year	15,499
1 to 5 years	17,534
After 5 years	68,587
Total	101,620

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

22. Provision for legal proceedings

In the ordinary course of business, the Company are exposed to certain contingencies and risks. The provision for contingencies includes labor, tax and civil proceedings under dispute at the administrative and legal levels, based on management’s analysis and the opinion of the Company’s legal counsel, for cases in which the likelihood of loss is considered probable, as follows:

Nature	2016	2015
Labor proceedings(a)	48,658	41,256
Tax proceedings(b)	98,231	70,827
Civil proceedings	1,565	2,410
Total	148,454	114,493
(a)	Primarily consists of law suits filed by former employees claiming severance payment, overtime, additional payment for transfers, among others, for individually significant amounts.
(b)	The Company recorded a provision for tax contingency regarding levy of taxes, substantially concerning Tax on Financial Transactions (IOF) and INSS.

The Company has the following contingent liabilities referring to proceedings classified by legal counsels as possible losses, for which no provision has been recorded:

Nature	2016	2015
Labor proceedings(a)	10,043	7,558
Tax proceedings(b)	—	288,023
Civil proceedings(c)	35,456	57,549
Total	45,499	353,130
(a)	Refers mainly to labor lawsuits arising from employees and third party claims, joint liability, hazard pay and health hazard allowance.
(b)	Relates to a tax assessment on income and revenue taxes in 2009 for which an unfavourable outcome was assessed as possible in 2015, on which the Company successfully challenged in an appeals court in 2016. The Brazilian IRS did not challenge the decision of the appeals court, and hence the Company, with the aid of its legal counsel, has reassessed the likelihood of loss in respect of this contingency to remote.
(c)	Refers basically to: i) lawsuit filed by the São Paulo State Prosecutor’s Office challenging the lawfulness of five agreements entered into between the city government of Taboão da Serra and the investee Viva Ambiental regarding provision of public cleaning services. In 2014, the Federal Prosecutor’s Office (“MPF”) requested the return of total emergency agreements entered into by and between Viva and Taboão City, which amounted to R$154,123. In 2015, sellers of VIVA filed an injunction for early presentation of proof, and requested legal expert inspection that detected misstatements in amounts requested by the MPF. The outcome of this inspection indicated a possible loss amount of approximately R$19,123; ii) indemnification claim for payment of suspended use of patented technology of royalty payment and pain and suffering of indirect subsidiary Pollydutos, whose amount under discussion in 2014 amounted to R$43,309. Beginning January 2015, Pollydutos, which was part of the Company, left the Company through a barter transaction (see Note 1.3).

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

22. Provision for legal proceedings (Continued)

Changes in provisions for contingencies are as follows:

	Labor proceedings	Tax proceedings	Civil proceedings	Total
Balance at December 31, 2014	26,106	49,424	1,784	77,314
Additions	31,532	50,398	6,094	88,024
Reversals	(11,038)	(28,995)	(4,928)	(44,961)
Payments	(5,344)	—	(540)	(5,884)
Balance on December 31, 2015	41,256	70,827	2,410	114,493
Additions	22,536	34,179	1,175	57,890
Reversals	(9,032)	(6,775)	(1,576)	(17,383)
Payments	(6,102)	—	(444)	(6,546)
Balance at December 31, 2016	48,658	98,231	1,565	148,454

23. Equity

23.1. Capital

At December 31, 2016 and 2015, the Company’s capital was comprised of 108,104,368 common shares issued and outstanding, with no par value, and no changes since December 31, 2012.

Shareholders	Participation	Shares
Wilson Quintela Filho	41.5%	44,863,312
Gisele Mara de Moraes	8.6%	9,296,976
BPMB Digama (BTG)	27.4%	29,620,597
Hulsholf (WQF)	6.6%	7,134,888
A.Z.A.S.P.A (BTG)	0.5%	540,522
Wilson De Lara	5.3%	5,729,532
Angra Infra FIP	8.2%	8,864,558
Treasury shares	1.9%	2,053,983

The Company is not required to amend its articles of incorporation to increase its capital to a limit of 500 million shares, by resolution of the Board of Directors, which will decide on the payment conditions, characteristics of the shares to be issued and the issue price.

23.2. Treasury shares

Description	Number of shares	R$ (in thousands)	Price per share—R$
Treasury shares	2,053,983	37,403	18.21

Correspond to treasury shares resulting from the transaction explained in Note 1.3.1.

23.3. Share-based payment reserve

On September 15, 2015, the Board of Directors approved at the Special General Shareholders’ Meeting, a stock option granted to certain directors and employees and the total numbers of options granted under the plan. The options vest in 3 tranches, subject to the following vesting conditions:

(i)	At the first anniversary of the date on which the employee becomes a manager or employees of the Company, 34% of the options will become available and may be exercised;

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

23. Equity (Continued)

(ii)	At the second anniversary of the date on which the employee becomes a manager or employee of the Company, an additional 33% of the options will become available and may be exercised; and
(iii)	At the third anniversary of the date on which the employee becomes a manager or employee of the Company, an additional 33% of the options will become available and may be exercised.

The options granted are classified as “Time Based Options” (TBO), and entitle the period to acquire shares at a determined price.

The stock options may be exercised during a period of 11 years from the date the stock option contract is signed.

The options was priced based on the “Black & Scholes” model and the significant assumptions included in the model in 2015 were:

Details	Plan 1	Plan 2	Plan 3
Start date (first grant)	10/28/2015	10/28/2015	10/28/2015
Number of options—TBO (thousands)	2,486	432	649
Exercise value—R$	0.9250	0.9250	0.9250
Expected volatility	24.03%	24.03%	24.03%
Future risk-free rate—p.a.	14.48%	14.48%	14.48%
Estimated maturity term (weighted average in years)	0.6778	1.1287	1.9176
Fair value of option—R$	11.58	11.63	11.72

The term of the options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome. The comparison expense for the years ended December 31, 2016 and in 2015 amounted to R$28,937 and R$9,151, respectively and the balance at December 31, 2016 recorded in equity amounted to R$14,033.

Changes in the stock option plan are detailed below:

Options
December 31, 2014	—
Granted	3,567
Expired	—
Exercised	—
December 31, 2015	3,567
Granted	—
Expired	—
Exercised	(2,996)
December 31, 2016	571

From the date of approval of the Stock Option Plan until December 31, 2016, a total of 2,996 thousand options were exercised, amounting to R$24,055, which were settled in cash. Compensation expense be recognized in future service period is as follows:

Amount
Year
2017	R$2,615
2018	R$ 711
Total	R$3,326

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

23. Equity (Continued)

23.4. Appropriation of net income

According to the Company’s articles of incorporation and in accordance with the Brazilian Corporation Laws (No. 6404/76 and No. 11638/07), net income for the year, after offsetting accumulated losses and deducting of managing officers’ profit sharing, up to the maximum legal limit, is appropriate as follows: (i) 5% to legal reserve up to the limit of 20% of paid-in capital; and (ii) 25% of remaining balance to payment of mandatory dividend.

23.5. Currency translation adjustments

This refers to the gain (loss) from translation of financial statements in foreign currency to Brazilian Reais of the investments in CGR Doña Juana, in Colombia. Also see Note 2.3.

23.6. Capital reserve

The premium reserve refers to the difference between the subscription price that shareholders paid for the shares and their nominal value. The capital reserve may only be used for capital increase, loss absorption, redemption or repurchase of shares or payment of cumulative dividend on preferred shares.

23.7. Non-controlling interest

See Note 2.5.2 for information on material partially-owned subordinaries.

24. Income and social contribution taxes

24.1. Reconciliation of income and social contribution taxes expenses and accounting profit or loss

Tax legislation in Brazil require that income and social contribution tax returns be filed and paid by each legal entity.

	2016	2015	2014
Loss before income and social contribution taxes	(233,282)	(196,985)	(91,472)
Statutory rate	34%	34%	34%
Estimated income and social contribution taxes	79,316	66,975	31,100
Tax effect on:
Share of profit of an associate	3,452	3,769	13,790
Permanent differences—non-deductible expenses	(30,941)	(10,064)	(29,380)
Permanent differences—gain of investment sale	—	—	80,307
Permanent differences—Tax benefit of goodwill non-recognized	10,935	13,082	2,254
Permanent differences—taxable profit computed as a percentage of gross revenue	502	1,044	1,029
Temporary differences—Deferred tax on Revenues from government entities	19,942	6,966	3,010
Temporary differences—non-recognized	(63,351)	18,447	(21,936)
Incentive reserve	1,140	204	—
Tax loss for the year	(126,185)	(99,254)	(110,197)
Use of tax benefit of tax income and social contribution tax losses against REFIS “COPA” (see Note 18).	—	5,725	23,488
Total	(105,190)	6,894	(6,535)
Current	(55,435)	(5,710)	(48,109)
Deferred	(49,755)	12,604	41,574

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

24. Income and social contribution taxes (Continued)

Effective tax rate calculation	2016	2015	2014
Profit before taxes	(233,282)	(196,985)	(91,472)
Income and social contribution taxes	(105,190)	6,894	(6,535)
Effective income tax rate	45,09%	(3,50)%	7,14%

24.2. Deferred taxes

	2016	2015
Assets
IRPJ and CSLL effect on:
Allowance for doubtful accounts	2,036	1,331
Other temporarily non-deductible provisions	5,869	—
Sundry provisions	6,212	6,133
Provision for profit sharing	4,169	2,607
Labor, civil and tax proceedings	22,771	15,803
Total assets	41,057	25,874
	2016	2015
Liabilities
IRPJ and CSLL effect on:
Appreciation of property, plant and equipment	17,054	18,843
Customer relationship and license	12,299	16,823
Business combination/goodwill	92,055	42,344
Government entities(a)	32,309	30,886
Other	21,839	1,722
Total	175,556	110,618
(a)	The amount relates to deferral of income until its realization. According to current legislation, the portion of income proportional to revenue considered in profit or loss and not received by the statement of financial position date may be excluded from the calculation.

Changes in deferred income tax are as follows:

	2015	Additions	Write-offs	2016	Impact on profit or loss
Deferred income tax assets	25,874	15,183	—	41,057	15,183
Deferred income tax liabilities	(110,618)	(64,938)	—	(175,556)	(64,938)
Effect on deferred profit or loss					(49,755)
	2014	Additions	Write-offs	2015	Refis (Note 18)/(b)	Impact on profit or loss
Deferred income tax assets	20,116	5,758	—	25,874	5,725	11,484
Deferred income tax liabilities	(111,738)	—	1,120	(110,618)	—	1,120
Effect on deferred profit or loss						12,604

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

24. Income and social contribution taxes (Continued)

	2013	Additions	Write-offs	2014	Refis (Note 18)/(b)	Impact on profit or loss
Deferred income tax assets	19,221	895	—	20,116	25,368	26,262
Deferred income tax liabilities	(127,050)	—	15,312	(111,738)	—	15,312
Effect on deferred profit or loss						41,574
(b)	As mentioned in Note 18, the Company was benefitted by reduction of part of the interest and fines arising from taxes (included in the REFIS). The benefit was calculated based on the tax loss, and therefore a credit was recorded in deferred income tax, in profit or loss, against a reduction in the tax payable balance (included in the REFIS). The application for inclusion in REFIS was filed with the Brazilian IRS, see note 18.

The Company did not recognize deferred income and social contribution tax assets on temporary differences and accumulated tax losses of certain subsidiaries.

The income and social contribution tax loss carryforwards are as follows:

	2016	2015
Total income and social contribution tax loss carryforwards(a)	1,263,689	1,030,407
(a)	In accordance with the Brazilian tax legislation, this balance may be offset to the limit of 30% of taxable profit computed for the year, with no expiration.

Changes in the income and social contribution tax losses are as follows:

Description	2016	2015
Balance at the beginning of the year	1,030,407	850,260
Income and social contribution tax losses for the year	233,282	196,985
Use of REFIS base	—	(16,838)
Balance at the end of the year	1,263,689	1,030,407

25. Net operating revenue

	2016	2015	2014
Gross revenue from services	1,655,816	1,558,962	1,506,841
(–) Discounts and cancellations	(28,718)	(4,901)	(5,665)
(–) Taxes levied—PIS	(27,777)	(25,520)	(24,647)
(–) Taxes levied—COFINS	(127,944)	(117,467)	(113,955)
(–) Taxes levied—ICMS	(1,364)	(1,602)	(1,044)
(–) Taxes levied—ISSQN	(76,980)	(70,581)	(67,893)
Net revenue from services rendered	1,393,033	1,338,891	1,293,637

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

26. Cost of services

Costs of services rendered are as follows:

Description	2016	2015	2014
Payroll, charges and benefits	(542,730)	(500,656)	(496,843)
Treatment and disposal of leachate	(15,241)	(12,873)	(15,377)
Fuel/lubricant	(60,872)	(58,483)	(51,713)
Transportation	(12,593)	(35,810)	(11,711)
Lease of machinery and equipment	(46,475)	(56,435)	(71,254)
Waste treatment	(33,767)	(23,810)	(28,966)
Materials to operate landfills	(28,746)	(21,322)	(25,028)
Technical assistance	(6,491)	(10,434)	(9,984)
Depreciation/amortization/depletion	(136,785)	(135,623)	(114,777)
Analysis and monitoring	(9,191)	(10,417)	(11,056)
Lease of real estate, equipment and vehicles	(13,452)	(15,790)	(9,819)
Travel and lodging	(11,205)	(6,163)	(1,944)
Equipment maintenance	(21,079)	(21,387)	(30,951)
Landfill maintenance	(1,130)	(3,932)	(3,905)
Other	(76,067)	(74,924)	(87,813)
Total costs	(1,015,824)	(988,059)	(971,141)

27. General and administrative expenses

General and administrative expenses were as follows:

Description	2016	2015	2014
Payroll, charges and benefits	(116,889)	(102,337)	(77,121)
Transportation	(573)	(962)	(1,359)
Advisory services	(17,449)	(18,129)	(18,694)
Depreciation/amortization/depletion	(31,326)	(22,171)	(26,932)
Lease of real estate, equipment and vehicles	(4,973)	(9,095)	(13,096)
Legal advisory services	(22,169)	(16,403)	(20,502)
Travel and lodging	(4,865)	(5,780)	(5,583)
Equipment maintenance	(1,720)	(2,572)	(6,296)
System maintenance	(986)	(671)	(826)
Provision for legal proceedings	583	(11,426)	(28,257)
Consumer materials	(4,690)	(3,666)	(2,855)
Third-party services	(3,907)	(8,600)	(13,736)
Other	(22,968)	(21,480)	(33,599)
Total general and administrative expenses	(231,932)	(223,292)	(248,856)

28. Selling expenses

Description	2016	2015	2014
Advertising and promotion expenses	(2,348)	(1,885)	(3,867)
Reversal (addition) of allowance for doubtful accounts	12,843	15,175	(38,172)
	10,495	13,290	(42,039)

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

29. Other operating income (expenses)

Description	2016	2015	2014
Impairment—CTR Itaboraí (Note 13)	(44,790)	(10,788)	—
Impairment—Resicontrol (Note 13)	—	(4,054)	(43,154)
Capital loss on disposal of Estrans (Note 1.3.3)	—	(12,087)	—
Write-off of the CDR Pedreira call option (Note 1.3.5)	(20,865)	(10,705)	186,259
Gain from the sale of Essencis S.A. (Note 1.3.6)	—	—	81,508
Gain on sale of property, plant and equipment	2,123	—	—
Donations	(1,883)	(2,030)	(10,633)
Realization of Tax credit relating to prior periods(a)	13,298	22,605	1,619
Other operating (expenses) income, net	(17,102)	7,028	(18,218)
Total	(69,219)	(10,031)	197,381
(a)	Taxes paid in connection with the acquisition of materials and equipment, which Estre has not used to offset against the payment of other taxes in the years in which such receivables were generated, but that as a result of a further analysis of the applicable tax law, Estre subsequently recognized as recoverable taxes against income.

30. Finance income and expenses, net

	2016	2015	2014
Finance expenses
Interest of loans/debentures	(263,251)	(234,612)	(259,955)
Discounts granted	(14,650)	(15,727)	(13,247)
Interest for late payment to suppliers	(6,665)	(11,651)	(13,637)
Interest for late payment of taxes	(57,610)	(66,156)	(63,939)
Other finance expenses	(41,474)	(40,915)	(37,647)
Total finance expenses	(383,650)	(369,061)	(388,425)
Finance income
Interest income	19,195	10,946	2,518
Interest on investments	5,006	8,926	8,843
Other financial income	2,606	10,320	16,051
Interest of taxes credit(a)	26,815	—	—
Total finance income	53,622	30,192	27,412
Total finance expenses, net	(330,028)	(338,869)	(361,013)
(a)	Inflation adjustments related to income and social contribution tax and withheld INSS.

31. Segment reporting

Business segment information is presented according to management’s definition of the operational management framework and based on the reports used by the Company’s chief operating decision makers.

Management separately monitors operating income (loss) of business units in order to make decisions on resources allocation and performance assessment. Information on the business only considers transactions and balances directly attributable to the segments, and that can be allocated on a reasonable basis, and, as such, are restricted to the calculation of operating income (expenses) before financial income (expenses), not including assets and liabilities, financial income and expenses, and income and social contribution taxes.

Company’s financing (including financing income and expenses) and income taxes are managed at corporate level, and are not allocated to operating segments.

Revenue between related parties is eliminated upon consolidation and reflected in the column “Eliminations.”

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

31. Segment reporting (Continued)

The Company has the following segments:

Collection & Cleaning Services: includes industrial collection from large business generators and local household collection, transportation and temporary storage for environmental liability emergencies, industrial accidents and preparation of waste for final disposal. Logistical planning is performed to reduce the risks and environmental impacts involved in internal and external transportation of waste to the final destination.

O&G: soil treatment and restoration services throughout Brazil, and cleaning of storage tanks.

Landfill: services provided by treatment and waste disposal centers, such as ground sealing, drainage and treatment of percolated liquid (leachate), rainwater catchment and soil treatment with hydrocarbons.

Value Recovery: energy recycling services, carefully combining two or more industrial waste products (hazardous waste), aimed at producing a “blend” (homogeneous mixture), which can be used as an alternative fuel of high calorific value in industrial furnaces of the cement industry. It also includes the process of dismantlement and mischaracterization of electrical-electronic products.

The business segment information reviewed by the chief operating decision maker for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
December 31, 2016
Foreign customers	—	—	—	—	—	—	—
Domestic customers	869,333	62,799	420,293	40,608	—	—	1,393,033
Inter-segment	52,689	78	29,505	1,632	—	(83,904)	—
Total revenue from services	922,022	62,877	449,798	42,240	—	(83,904)	1,393,033
Cost of services	(678,058)	(41,583)	(340,823)	(30,590)	(8,674)	83,904	(1,015,824)
Gross profit	243,964	21,294	108,975	11,650	(8,674)	—	377,209
Operating income/(expenses)
General and administrative expenses	(38,105)	(783)	(10,206)	(1,225)	(163,680)	(17,933)	(231,932)
Selling expenses	268	897	26,293	8,532	(25,495)		10,495
Share of profit of an associate	—	—	—	—	139,714	(129,562)	10,152
Other operating income (expenses)	(3,683)	213	962	2,617	(69,328)	—	(69,219)
	(41,520)	327	17,049	9,924	(118,789)	(147,495)	(280,504)
Earnings before finance income and costs	202,444	21,621	126,024	21,574	(127,463)	(147,495)	96,705
Finance costs	(9,958)	(1,326)	(732)	(3,770)	(367,864)	—	(383,650)
Finance income	1,506	1	18	1,975	50,122	—	53,622
Loss before income and social contribution taxes	193,992	20,296	125,310	19,779	(445,205)	(147,495)	(233,323)
(–) Current income and social contribution taxes	—	—	—	(1,099)	(54,336)	—	(55,435)
(–) Deferred income and social contribution taxes	—	—	—	—	(49,755)	—	(49,755)
Profit or loss for the year	193,992	20,296	125,310	18,680	(549,296)	(147,495)	(338,513)
Discontinued operations
Loss after tax for the year resulting from continuing operations	—	—	41	—	—		41
Net income (loss) for the year	193,992	20,296	125,351	18,680	(549,296)	(147,495)	(338,472)

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

31. Segment reporting (Continued)

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
December 31, 2015
Foreign customers	—	—	34,470	—	—		34,470
Domestic customers	806,974	99,126	355,617	42,704	—	—	1,304,421
Inter-segment	27,556	4,568	23,732	2,085	—	(57,941)	—
Total revenue from services	834,530	103,694	413,819	44,789	—	(57,941)	1,338,891
Cost of services	(646,211)	(64,639)	(288,617)	(33,863)	(15,144)	60,415	(988,059)
Gross profit	188,319	39,055	125,202	10,926	(15,144)	2,474	350,832
Operating income/(expenses):
General and administrative expenses	(59,645)	(5,571)	8,333	(2,285)	(164,124)	—	(223,292)
Selling expenses	19,990	2,102	45,941	(52,867)	(1,876)	—	13,290
Share of profit of an associate	(78)	—	—	(22)	117,123	(105,938)	11,085
Other operating income (expenses)	4,851	(413)	(3,489)	54	(8,560)	(2,474)	(10,031)
	(34,882)	(3,882)	50,785	(55,120)	(57,437)	(108,412)	(208,948)
Earnings before finance income and costs	153,437	35,173	175,987	(44,194)	(72,581)	(105,938)	141,884
Finance costs	(10,042)	(1,327)	(14,459)	(1,242)	(341,991)	—	(369,061)
Finance income	3,955	—	549	496	25,192	—	30,192
Loss before income and social contribution taxes	147,350	33,846	162,077	(44,940)	(389,380)	(105,938)	(196,985)
(–) Current income and social contribution taxes	—	—	(4,191)	(358)	(1,161)	—	(5,710)
(–) Deferred income and social contribution taxes	—	—	—	—	12,604	—	12,604
Profit or loss for the year	147,350	33,846	157,886	(45,298)	(377,937)	(105,938)	(190,091)
Discontinued operations
Loss after tax for the year resulting from continuing operations	—	—	(4,521)	—	—	—	(4,521)
Net income (loss) for the year	147,350	33,846	153,365	(45,298)	(377,937)	(105,938)	(194,612)

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

31. Segment reporting (Continued)

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
December 31, 2014
Foreign customers	—	—	24,218	—	—	—	24,218
Domestic customers	820,480	82,395	323,365	43,179	—	—	1,269,419
Inter-segment	7,717	6	39,987	2,404	—	(50,114)	—
Total revenue from services	828,197	82,401	387,570	45,583	—	(50,114)	1,293,637
Cost of services	(632,208)	(63,559)	(189,494)	(41,042)	(47,449)	2,611	(971,141)
Gross profit	195,989	18,842	198,076	4,541	(47,449)	(47,503)	322,496
Operating income/(expenses):
General and administrative expenses	(49,024)	(6,034)	(14,808)	(2,077)	(224,416)	47,503	(248,856)
Selling expenses	(41,718)	(2,153)	(44,258)	(820)	46,910	—	(42,039)
Share of profit of an associate	—	—	—	—	(13,664)	54,223	40,559
Other operating income (expenses)	5,087	6,511	1,202	1,543	183,038	—	197,381
	(85,655)	(1,676)	(57,864)	(1,354)	(8,132)	101,726	(52,955)
Earnings before finance income and costs	110,334	17,166	140,212	3,187	(55,581)	54,223	269,541
Finance costs	(7,752)	1,541	(8,806)	(776)	(372,632)	—	(388,425)
Finance income	8,798	13	3,157	88	15,356	—	27,412
Loss before income and social contribution taxes	111,380	18,720	134,563	2,499	(412,857)	54,223	(91,472)
(–) Current income and social contribution taxes	(95)	9,168	(3,005)	(395)	(53,781)	—	(48,109)
(–) Deferred income and social contribution taxes	—	(3,106)	—	—	44,680	—	41,574
Profit or loss for the year	111,285	24,782	131,558	2,104	(421,958)	54,223	(98,007)
Discontinued operations
Loss after tax for the year resulting from continuing operations	—	(3,913)	(40,315)	—	—	—	(44,228)
Net income (loss) for the year	111,285	20,869	91,243	2,104	(421,958)	54,223	(142,235)

32. Financial instruments

The financial instruments currently used by the Company are restricted to investments, contracts with customers, agreements to sell carbon credits, loans, financing, debentures and agreements for purchase Company shares, all of which under normal market conditions.

These instruments are managed through operating strategies, considering liquidity, profitability and risk minimization.

Operations of the Company are subject to the following risk factors:

i)	Credit risk

The Company minimizes its exposure to credit risks associated with cash and cash equivalents and marketable securities by maintaining its investments in first-tier financial institutions and with returns in short-term securities.

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

32. Financial instruments (Continued)

The carrying amount of the financial assets represent the maximum exposure of the credit. The maximum exposure of the credit risk at the date of the financial statements is:

	Note	2016	2015
Financial assets
Cash and cash equivalents	4	31,083	47,793
Marketable securities	5	14	36,264
Trade accounts receivable	6	736,766	531,814
Receivables from related parties	10	9,752	21,276

The maximum exposure of the credit risk for trade account receivable segregated by the counterparty may be shown as follows:

	2016	2015
Public	662,991	473,658
Private	73,775	58,156

The maximum exposure of the credit risk for trade account receivable per risk concentration may be shown as follows:

	2016	%	2015	%
Largest debtor	96,153	15%	110,594	22%
10 largest debtors	433,605	68%	345,391	69%
20 largest debtors	512,394	81%	409,973	81%
50 largest debtors	578,639	91%	460,816	91%

Trade accounts receivable

This risk arises from the possibility of the Company’s incurring in losses resulting from the difficulty in receiving amounts billed to its customers.

Customer credit risk is managed by each business unit, subject to the procedures, policies and controls established by the Company in relation to this risk. Invoices are issued only after formal approval given by the customer.

Trade accounts receivable are mainly denominated in Brazilian Reais. Management monitors the risk involved and adopts necessary measures and procedures, in addition to recording an allowance for doubtful accounts as appropriate.

ii)	Interest rate risk

Such risk arises from the Company’s exposure to fluctuations in interest rates on their financial assets and liabilities. In order to mitigate this risk, the Company seeks to diversify by raising fund subject to fixed or floating rate.

The Company is exposed to risks of interest rate fluctuations on its investments, accounts payable for acquisition of investments, loans and financing and debentures.

The Company conducted sensitivity analyses of the interest rate risks to which its financial instruments are exposed. For the analysis of sensitivity to changes in interest rates, management adopted as probable

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

32. Financial instruments (Continued)

scenario the future interest rates according to quotations obtained from BM&FBOVESPA of 11.05% for CDI and to 5% for TJLP. Scenarios II and III were estimated with an increase of 25% and 50%, respectively, whereas scenarios IV and V estimate an additional decrease of 25% and 50%, respectively, of the rates in the probable scenario.

The following table shows the possible impacts on profit or loss in each scenarios for 2016:

			Scenarios
	Exposure	Risk	I—Probable	II 25%	III 50%	IV—25%	V—50%
1—Financial assets
Investments	14	CDI variation	2	1	1	0	(1)
			2	1	1	0	(1)
2—Financial liabilities
Loans and financing
Working capital	(2,407)	CDI variation	(338)	(95)	(169)	84	169
Finame	(18,511)	TJLP variation	(1,388)	(347)	(694)	347	694
Leasing	(5,779)	CDI variation	(813)	(203)	(407)	203	406
Accounts payable for investment acquisition	(9,112)	CDI variation	(1,366)	(342)	(683)	341	683
Debentures	(1,665,629)	CDI variation	(234,187)	(58,547)	(117,094)	58,547	117,093
			(238,092)	(59,534)	(119,047)	59,522	119,045
Net financial liabilities			(238,090)	(59,533)	(119,046)	59,522	119,044
iii)	Liquidity risk

This is the risk of the Company not having liquid funds sufficient to meet their financial commitments and financial liabilities (which are settled in cash or by means of other financial assets), due to the mismatch of terms or volume of expected receipts and payments. In order to manage cash liquidity, assumptions are established regarding future payables or receivables, and are daily monitored by the Treasury. The Company’s objectives of managing cash follow these priorities:

(i)	Preserving the value of invested capital;
(ii)	Keeping a liquidity level appropriate to the commitments assumed; and
(iii)	Obtaining an appropriate return of the investment portfolio.

The Company’s exposure to the liquidity risk is as follows:

	2016				2015
	Up to 12 months	1 - 2 years	2 - 5 years	> 5 years	Up to 12 months	1 - 2 years	2 - 5 years	> 5 years
Financial liabilities
Loans and financing	16,732	9,277	688	—	64,133	16,075	4,101	—
Debentures	1,665,629	—	—	—	1,417,081	—	—	—
Trade accounts payable	108,435	—	—	—	96,472	—	—	—
Labor payable	106,908	—	—	—	97,581	—	—	—
Tax liabilities	294,333	236,096	—	—	213,850	213,100	—	—
Accounts payable for acquisition of investment	4,856	4,856	—	—	47,041	26,710	—	—
Accounts payable for land acquisition	9,112	7,643	—	—	10,625	13,079	—	—

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

32. Financial instruments (Continued)

iv)	Fair value

The estimated fair values were determined using available market information and adequate valuation methodologies. However, considerable judgment is necessary to analyze market information and estimate fair value. Accordingly, the estimates presented herein are not necessarily indications of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimate methodologies may lead to significant effects in estimated fair values.

The fair value of trade accounts receivable and related-party payables/receivables approximates their carrying amounts mostly due to their short-term maturity.

The carrying amounts and fair values of the Company’s main financial instruments (and other assets and liabilities accounted for based on the fair value or for which fair value is disclosed) at December 31, 2016 and 2015 are as follows:

			2016		2015
	Category		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	Fair value through profit or loss	Level 1	31,083	31,083	47,793	47,793
Marketable securities	Fair value through profit or loss	Level 2	14	14	36,264	36,264
Trade accounts receivable	Loans and receivables	Level 2	736,766	736,766	531,814	531,814
Receivables from related parties	Loans and receivables	Level 2	9,752	9,752	21,276	21,276
			777,615	777,615	637,147	637,147
Financial liabilities
Loans and financing	Loans and financing	Level 2	26,697	26,697	84,310	84,310
Trade accounts payable	Loans and financing	Level 2	108,435	108,435	96,472	96,472
Debentures	Loans and financing	Level 2	1,665,629	1,665,629	1,417,081	1,417,081
Loans from related parties	Loans and financing	Level 2	2,579	2,579	23,060	23,060
Accounts payable from investment acquisition	Loans and financing	Level 2	9,712	9,712	73,751	73,751
Accounts payable from land acquisition	Loans and financing	Level 2	16,755	16,755	23,704	23,704
Obligations relating to discontinued operation	Loans and financing	Level 3	24,220	24,220	17,903	17,903
			1,854,027	1,854,027	1,736,281	1,736,281

33. Commitments

Total minimum lease payments, under non-cancellable operating leases, are as follows:

	2016	2015
Less than one year	803	45
More than one year and less than five years	28,349	39,015
More than five years	—	—
	29,152	39,060

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

33. Commitments (Continued)

The operating lease expenses for the year ended December 31, 2016 totaled R$11,221 (R$9,792 in 2015).

All agreements that have a clause establishing a fine in the event of breach of contract provide for a penalty of up to three months of rent. If the Company terminated these agreements, the total penalties would be approximately R$1,228.

34. Insurance coverage

The Company’s insurance coverage is as follows:

Description	2016	2015
Civil liability—Environment	20,000	20,000
Civil liability—pain and suffering and contingent risks, fire, lightning, explosion(a)	343,652	356,122
Sundry risks(b)	129,800	134,468
Total	493,452	510,590
(a)	In 2016, the Company maintained most of its insurance and coverage, including those of its subsidiaries. Accordingly, there were no significant variations in coverage compared to 2015.
(b)	On March 23, 2016, the Company contracted executive officer and management liability insurance—D&O with TOKIO MARINE SEGURADORA S.A., valid from March 23, 2016 to March 23, 2017, in order to ensure against any event that produces damages covered by the insurance and attributed by alleged aggrieved third parties to the insured parties.

The Company has a policy of contracting insurance coverage for goods and work subject to risk at amounts considered by management sufficient to cover possible losses, considering the nature of its activity. Management believes that the coverage is compatible with the Company’s size and operations, and consistent with other companies of similar size operating in the same industry.

Management considers insurance coverage is sufficient to cover any potential losses.

35. Earnings (loss) per share

Basic and diluted earnings (loss) per share are as follows:

Earnings per share

	2016		2015		2014
Loss attributable to equity holders of the parent		(338,472)		(194,612)		(142,235)
Weighted average number of common shares (shares/thousand)		108,104		108,104		108,104
Basic and diluted loss per share	R$	(3.1310)	R$	(1.8002)	R$	(1.3157)

The shares related to stock options plan were excluded from the calculation of diluted loss per share because their effect would have been antidilutive.

Earnings per share for continuing operations

	2016		2015		2014
Loss from continuing operations attributable to equity holders of the parent		(338,513)		(190,091)		(98,007)
Weighted average number of common shares (shares/thousand)		108,104		108,104		108,104
Basic and diluted loss per share	R$	(3.1314)	R$	(1.7584)	R$	(0.9066)

Estre Ambiental S.A.

Notes to consolidated financial statements
December 31, 2016, 2015 and 2014
(In thousands of Brazilian Reais, unless otherwise stated)

36. Subsequent event

As described in the note 1.2 on August 16, 2017 was announced that Boulevard Acquisition Corp. II (NASDAQ: BLVD) (“Boulevard”), a blank check company sponsored by an affiliate of Avenue Capital Group, and Estre, jointly announced that they have entered into a definitive agreement pursuant to which Boulevard will combine with Estre.

Under the terms of the transaction, a new Cayman holding company (“Holdco”) will be formed and, prior to the consummation of the business combination, all or substantially all of the shareholders of Estre will exchange their shares of Estre for shares of Holdco at a fixed value and as a result Estre will become a subsidiary of Holdco. At the closing, Boulevard will also become a subsidiary of Holdco, which will be the publicly traded entity with its shares listed on NASDAQ, and the outstanding Boulevard shares will be converted in the business combination into shares of Holdco at a fixed exchange rate of one-to-one. All outstanding warrants to purchase Boulevard shares will, by their terms, become warrants to purchase shares of Holdco.

Estre shareholders are not receiving any cash consideration in the transaction and will receive shares of the new publicly traded holding company. After giving effect to the transaction and assuming no redemptions by the existing Boulevard stockholders, existing Estre shareholders will hold approximately 43% of the shares of the public company, while existing Boulevard stockholders will hold the remaining shares. It is anticipated that the cash held in trust by Boulevard (currently US$370 million) will be used to retire US$200 million of existing debt of Estre, at a discount to its outstanding principal amount, and to fund the company’s growth plans and its working capital requirements, as well as transaction expenses.

The transaction, which has been approved by the Boards of Directors of Boulevard and Estre, is expected to close in the fourth quarter of 2017. Closing is subject to approval by Boulevard’s shareholders and the satisfaction of other customary closing conditions.

33,099,402 Ordinary Shares

Estre Ambiental, Inc.

Prospectus

    , 2018

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

The Companies Law of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such provision may be held by the Cayman Islands courts to be unenforceable, to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default, or for the consequences of committing a crime. Our Memorandum and Articles provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, is against public policy as expressed in the Securities Act and is therefore unenforceable.

7. Recent Sales of Unregistered Securities

The following lists set forth information regarding all securities sold or granted by us within the past three years that were not registered under the Securities Act and the consideration, if any, received by us for such securities.

•	15,438,000 ordinary shares issued on a private placement basis to certain institutional investors unaffiliated with us pursuant to a private investment in public equity described in the prospectus contained herein.
•	3,748,600 warrants to purchase ordinary shares at US$11.50 per share issued on a private placement basis to certain institutional investors unaffiliated with us pursuant to a private investment in public equity described in the prospectus contained herein.

The total consideration received by us in connection with the foregoing unregistered issuances of securities was US$128.7 million.

In addition, on December 21, 2017, we completed our Pre-Closing Restructuring referred to in the prospectus that forms part of this registration statement, pursuant to which the holders of the common shares of Estre Ambiental S.A. contributed their common shares of Estre Ambiental S.A. to the registrant in exchange for an aggregate of 27,001,886 ordinary shares of the registrant.

Furthermore, on December 21, 2017, 1,983,000 of the ordinary shares of the registrant were issued to Estre Ambiental Employee SPV, Inc., as referred to in the prospectus that forms part of this registration statement.

Item 21. Exhibits

The exhibits filed as part of this registration statement are listed in the index to exhibits immediately preceding the signature page to this registration statement, which index to exhibits is incorporated herein by reference.

Item 22. Undertakings.

a.	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.
(5)	That, for the purpose of determining liability of the undersigned registrant under the Securities Act to any purchaser:
(i)	If the registrant is relying on Rule 430B:
(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

b.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
c.	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
d.	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant.
4.1	Registration Rights and Lock-Up Agreement, dated December 21, 2017, by and among the Registrant and certain of its shareholders.
4.2	Exchange and Support Agreement, dated December 21, 2017, by and among the Registrant, the Company and certain of the Registrant’s Class B shareholders.
4.3
Warrant Agreement, dated as of September 21, 2015, and filed with the United States Securities and Exchange Commission on September 28, 2015, by and between Estre USA and the Continental Stock Transfer & Trust Company.

4.4	Assignment, Assumption and Amendment Agreement, dated as of December 21, 2017, by and between the Registrant and the Continental Stock Transfer & Trust Company.
5.1	Form of Opinion of Maples and Calder.
10.1
English translation of Services Contract entered into by Soluções e Meio Ambiente Consortium (“SOMA”) and the Municipal Government of São Paulo, on November 10, 2011, for cleaning and waste disposal services.

10.2
English translation of Amendment, dated January 29, 2016, to the Services Contract entered into by SOMA and the Municipal Government of São Paulo on November 10, 2011 for cleaning and waste disposal services.

10.3
Share Put Option Agreement and Other Covenants, dated as of December 21, 2017, by and among the Company, Road Participações Ltda., Angra Infra Multiestratégia Fundo de Investimento em Participações and, as intervening parties, Wilson Quintella Filho, Gisele Mara de Moraes, BTG Pactual Principal Investments Fundo de Investimento em Participações, Fundo de Investimento em Participações Turquesa, Iron Fundo de Investimento em Participações, Boulevard Acquisition Corp II Cayman Holding Company, and, Boulevard Acquisition Corp. II*

15.1	Letter of Acknowledgement of Ernst & Young Auditores Independentes S.S., Independent Registered Public Accounting Firm.
23.1	Consent of Ernst & Young Auditores Independentes S.S., Independent Registered Public Accounting Firm.
23.2	Form of Consent of Maples and Calder (included in Exhibit 5.1).
24.1	Powers of Attorney (included on signature page of the Registration Statement on Form F-1).
*	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on January 24, 2018.

ESTRE AMBIENTAL, INC.

By:	/s/ Sergio Pedreiro
	Name:	Sergio Pedreiro
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Sergio Pedreiro, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Sergio Pedreiro	Chief Executive Officer Director	January 24, 2018
Sergio Pedreiro

/s/ Fabio D’Avila Carvalho	Chief Financial Officer	January 24, 2018
Fabio D’Avila Carvalho

/s/ Robert Boucher, Jr.	Director	January 24, 2018
Robert Boucher, Jr.

/s/ Richard Burke	Director	January 24, 2018
Richard Burke

/s/ Ricardo Pelúcio	Director	January 24, 2018
Ricardo Pelúcio

/s/ John Morris, Jr.	Director	January 24, 2018
John Morris, Jr.

/s/ Andreas Yutaka Gruson	Director	January 24, 2018
Andreas Yutaka Gruson

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the registrant’s duly authorized representative in the United States, has signed this Registration Statement on January 24, 2018:

Name	Title
/s/ Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi
Managing Director
Puglisi & Associates